
03003772

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vermilion Resources Ltd.

*CURRENT ADDRESS 2800, 400 4th Avenue, SW
Calgary, Alberta
Canada T2P 0J4

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34764 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: NM

DATE : 2/10/03

Annual Returns for Alberta and Extra-Provincial Corp. - Proof of Filing

Amendment Date: 2000/05/25

82-34704

Service Request Number:	2043472
Corporate Access Number:	206407942
Legal Entity Name:	VERMILION RESOURCES LTD.
Legal Entity Type:	Alberta Business Corporation
Legal Entity Status:	Active
Registration Date:	1995/02/06

This confirms the Annual Return for 2000 has been filed as of 2000/05/25.

Director / Shareholder

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	GHERSINICH
First Name:	CLAUDIO
Middle Name:	A.
Street / Box Number:	443 SCARBORO AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3C 2H7
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	DONADEO
First Name:	LORENZO
Street / Box Number:	54 SUNSET WAY S.E.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2X 3H6
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	BOYCE
First Name:	JEFFREY
Middle Name:	S.
Street / Box Number:	304 SUPERIOR AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3C 2J2
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1997/06/12
Last Name / Legal Entity Name:	BERARD
First Name:	CHARLES
Street / Box Number:	3700, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1999/03/22
Last Name / Legal Entity Name:	KILLI
First Name:	JOE
Street / Box Number:	C/O 820, 400 - 5TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 0L6
Resident Canadian:	Y

Status: Active
Relationship to Legal Entity: Transfer Agent
Individual / Legal Entity Type: Other
Appointment Date: 1111/11/11
Last Name / Legal Entity Name: MONTREAL TRUST
Street / Box Number: 6TH FLOOR, 530 - 8TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 3S8

REGISTERED ADDRESS
Street: 1000, 400 - 3RD AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4H2
RECORDS ADDRESS
Street: 1000, 400 - 3RD AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4H2

Registration Authorized By: DANIEL G. KOLIBAR
AGENT OF CORPORATION



REGISTRIES

INSTRUCTIONS FOR COMPLETION ON THE BACK OF THIS FORM

(DGK)

Annual Return

Named Alberta Corporation

Corporate Access No. 206407942 For Year Ending 2000

Date of Incorporation, Continuance, Amalgamation or Registration 1995/02/06 (YYYY MM DD)

1. Name of Corporation
VERMILION RESOURCES LTD.

2. Address
1000 CANTERRA TWR 400 THIRD AVE SW
CALGARY, ALBERTA
T2P 4H2

FILED electronically at Alberta Registries
MAY 2 5 2000
Borden Ladner Gervais LLP
(Corporate Records Dept.)

3. Has there been any change of directors? [X] Yes [ ] No

4. If Yes, have Corporate Registry Records been updated? [X] Yes [ ] No If No, attach the update to this form.

5. SHAREHOLDER INFORMATION		6. CHANGES IN SHAREHOLDERS	
Name and Address MONTREAL TRUST 6 FLOOR 530 8 AVE SW CALGARY,ALBERTA T2P 3S8	% of voting shares issued: T.A.	Name and Address	% of voting shares issued
Corporate Access Number	If a Director, check this box	Corporate Access Number	If a Director, check this box
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number	If a Director, check this box	Corporate Access Number	If a Director, check this box
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number	If a Director, check this box	Corporate Access Number	If a Director, check this box
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number	If a Director, check this box	Corporate Access Number	If a Director, check this box
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number	If a Director, check this box	Corporate Access Number	If a Director, check this box

7. **IMPORTANT NOTICE TO CORPORATION**

Per: ______ (Signature)

MAY 25 2000		N/A	
Date	Print Name of Authorized Officer	Provide Identification (e.g. Operators Licence)	Telephone Number

c7433
r f BC-Vermilion-results 02-27 4775
News release via Canada NewsWire, Calgary 403-269-7605

Attention Financial/Business Editors:
Vermilion Releases Record Fourth Quarter and Yearend 2000 Financial and Operating Results

CALGARY, Feb. 27 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on yearend 2000 financial and operating performance, including record financial results for the seventh consecutive quarter.

Cash flow for the year 2000 increased to $138.2 million ($2.63 per share), two and a half times 1999 cash flow, with $47.4 million ($0.88 per share) generated in the fourth quarter alone. Vermilion also enjoyed a threefold increase in 2000 earnings over 1999 earnings, to $61.4 million ($1.17 per share) including $22.1 million ($0.41 per share) attributable to the fourth quarter.

NOTE: All natural gas values are converted to a barrel of oil equivalent on a 10:1 ratio unless otherwise stated as 6:1. Beginning in 2001, the Company will change to the 6:1 heating energy equivalent ratio.

Vermilion's Accomplishments

Listed below are a few of the key measurements that demonstrate the Company's continued growth and profitability.

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	2000	1999
Production Growth	27%	28%
Reserve Growth (Established)	13%	6%
Undeveloped Land Holdings (Net acres) (28% growth)	1,149,768	898,295
Net Asset Value per share (fully diluted)		
PV 15% Before Tax	$14.39	$7.54
PV 10% After Tax	$12.30	-
F & D Costs (per proven Boe)	$9.98	$6.20
Cash Flow Netback (per Boe)	$24.09	$12.32
Earnings to Cash Flow	45%	36%
Return on Equity	34%	15%
Debt to Cash Flow	0.8 to 1	1.7 to 1
Recycle Ratio	2.4	2.0

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Vermilion's continued growth and profitability is clearly not reflected in the Company's current share price of $8.40. With a current market capitalization of $454 million and total debt of $106 million, the Company's Enterprise Value (EV) is $560 million. The following table highlights the disparity between Vermilion, its peer group and recent transactions.

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Valuation Perspective (BOE 10:1)

	Vermilion	Peer Group	Recent Corporate Transactions
EV per Established Boe	$6.41	$17.53	$15.00 +
EV per 2001 Average Producing Boe	$27,317	$42,025	$42-52,000
2001 Cash Flow Per Share (FD) Multiple	2.7 X	3.9 X	5-8 X
2001 Earnings Per Share (FD) Multiple	6.1 X	-	-

>>

It is interesting to note that in the fourth quarter of 2000, Vermilion received $29.17 in cash flow and $13.57 in earnings for that same BOE, currently being valued at $6.41 in the stock market. Vermilion's management believes that a quality company that continues to provide consistent growth and profitability will, over time, be rewarded with a fair valuation in the stock market. The Company will continue to do everything it can to reward its loyal and patient shareholders.

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Highlights
(Cdn. $000's except share and per share amounts)

	Three months ended Dec. 31		Year ended Dec. 31	
Financial Highlights	2000	1999	2000	1999
Petroleum & Natural Gas				
Revenues	$ 80,222	$ 36,895	$ 234,653	$ 108,443
Cash Flow from Operations	47,396	21,199	138,151	55,349
Per Share, Basic	0.88	0.43	2.63	1.12
Per Share, Fully Diluted	0.85	0.37	2.49	1.01
Net Earnings	22,052	8,680	61,449	20,008
Per Share, Basic	0.41	0.17	1.17	0.40
Per Share, Fully Diluted	0.40	0.14	1.11	0.37
Capital Expenditures	$ 39,528	$ 22,313	165,538	46,294
Total Assets			489,703	303,343
Working Capital (Deficit)			(4,426)	836
Long-Term Debt			101,619	95,539
Shareholders' Equity			$ 213,439	$ 149,053
Common Shares Outstanding				
Basic			54,489,920	51,360,293
Fully diluted			59,086,288	56,009,460
Weighted Average Common Shares Outstanding				
Basic			52,486,181	49,606,511
Fully Diluted			55,947,441	54,255,678
Operational Highlights				
Production				
Crude oil (Bbls/d)	10,647	8,961	9,948	8,293
Natural Gas Liquids (Bbls/d)	1,903	1,329	1,713	1,269
Natural Gas (Mcf/d)	51,134	30,015	40,080	27,427
Boe/d (10:1)	17,663	13,292	15,669	12,305
Boe/d (6:1)	21,072	15,293	18,341	14,133
Average Selling Price				
WTI Reference Price (US per Bbl)	$ 31.84	$ 24.52	$ 30.19	$ 19.24
Crude Oil (per Bbl)	36.21	30.54	36.40	23.64
Natural Gas Liquids (per Bbl)	39.18	26.89	33.05	19.43
Natural Gas (per Mcf)	8.00	3.05	5.55	2.78
Operations Netback (per Boe)	31.81	19.84	26.84	14.86
Cash Flow Netback (per Boe)	$ 29.17	$ 17.34	24.09	12.32
F&D Costs (per proven Boe)			9.98	6.20
Depletion rate (per Boe)			$ 5.54	$ 4.52
Undeveloped Land Holdings (net acres)			1,149,768	898,295
Recycle Ratio			2.4	2.0

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OPERATIONS

Vermilion achieved a 27% increase in production volumes, averaging 15,669 boepd in 2000 compared with 12,305 boepd a year ago. Production growth came from the company's domestic operations. Natural gas production climbed 46.1% to 40.08 mmcf/d mainly due to production increases at Caroline (Central Foothills) and Chip Lake as well as the acquisition of Big Sky Resources Inc. ("Big Sky") in August 2000. Crude oil and NGL volumes rose 22.0% reflecting success in the Company's Utikuma and Chip Lake areas as well as the acquisition in late April of the remaining 50% interest at Utikuma.

The majority of the 3,364 boe/d increase in average production came through the drill bit. The acquisition of a new core area at Mastin Lake and further consolidation of production at Utikuma added approximately 1,000 boe/d to the average production for 2000.

Vermilion attained its exit production levels of 18,000 boe/d at yearend, demonstrating an increase exceeding 35% or 5,000 boe/d relative to 1999. More than 3,000 boe/d of the incremental production came through the Company's drilling activities which also offset production declines. Vermilion continues to demonstrate the strength of its asset base as the low decline production profile affords the Company the necessary time to pursue new pool discoveries.

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Production Summary

	Fourth Quarter 2000			2000 YTD				1999
						(10:1)	(6:1)	(10:1)
	Oil & NGLs Bbls/d	Gas Mmcf/d	Average Boe/d	Oil & NGLs Bbls/d	Gas Mmcf/d	Total Boe/d	Total Boe/d	Total Boe/d
Canada								
Chip Lake	2,621	32.80	5,901	2,533	26.89	5,222	7,015	4,495
Utikuma	3,945	0.70	4,015	3,354	0.55	3,409	3,446	1,770
Mastin Lake	54	7.03	757	51	3.03	354	556	-
Caroline	313	9.62	1,275	289	8.64	1,153	1,729	319
Total Canada	6,933	50.15	11,948	6,227	39.11	10,138	12,746	6,584
France								
Aquitaine Basin	3,801	-	3,801	3,672	-	3,672	3,672	3,637
Paris Basin	1,544	-	1,544	1,442	-	1,442	1,442	1,565
Other	272	0.98	370	320	0.97	417	481	519
Total France	5,617	0.98	5,715	5,434	0.97	5,531	5,595	5,721
Combined Total	12,550	51.13	17,663	11,661	40.08	15,669	18,341	12,305

>>

The Company drilled a total of 80 wells in 2000 with an average overall success rate of 75%. An increased focus on exploration activities is reflected in the drilling of 28 exploration targets resulting in 12 gas wells and three oil wells. As Vermilion drilled 30 wells in the fourth quarter, the impact of the incremental production volumes is not fully reflected in 2000 yearend results.

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Drilling Activity

Domestic

	Three months ended Dec. 31, 2000			Year ended Dec. 31, 2000		
	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)
Oil	1 (1.0)	5 (5.0)	6 (6.0)	3 (2.9)	16 (12.7)	19 (15.6)
Gas	5 (3.6)	10 (8.9)	15 (12.5)	12 (6.8)	22 (17.4)	34 (24.2)
D&A	3 (2.0)	3 (3.3)	6 (5.3)	12 (9.7)	7 (6.4)	19 (16.1)
Total	9 (6.6)	18 (17.2)	27 (23.8)	27 (19.4)	45 (36.5)	72 (55.9)

Foreign

	Three months ended Dec. 31, 2000			Year ended Dec. 31, 2000		
	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)
Oil	0 (0.0)	3 (3.0)	3 (3.0)	0 (0.0)	7 (7.0)	7 (7.0)
Gas	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)	0 (0.0)
D&A	0 (0.0)	0 (0.0)	0 (0.0)	1 (1.0)	0 (0.0)	1 (1.0)
Total	0 (0.0)	3 (3.0)	3 (3.0)	1 (1.0)	7 (7.0)	8 (8.0)

Total

	Three months ended Dec. 31, 2000			Year ended Dec. 31, 2000		
	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)	Exploration Gross (Net)	Development Gross (Net)	Total Gross (Net)
Oil	1 (1.0)	8 (8.0)	9 (9.0)	3 (2.9)	23 (19.7)	26 (22.6)
Gas	5 (3.6)	10 (8.9)	15 (12.5)	12 (6.8)	22 (17.4)	34 (24.2)
D&A	3 (2.0)	3 (3.3)	6 (5.3)	13 (10.7)	7 (6.4)	20 (17.1)
Total	9 (6.6)	21 (20.2)	30 (26.8)	28 (20.4)	52 (43.5)	80 (63.9)

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UNDEVELOPED LAND HOLDINGS

The Company's undeveloped land holdings increased 28% to 1,149,768 net acres in 2000 from 898,295 acres in 1999. Vermilion remained very efficient and selective in its land acquisition process. Farm-in arrangements that have been used extensively in the Company's project area growth strategy are not reflected in the table below.

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	2000		1999	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Canada	479,324	339,713	193,688	133,120
France	1,509,737	810,055	1,457,500	765,175
Total	1,989,061	1,149,768	1,651,188	898,295

NET ASSET VALUE January 1, 2001	PV15% Before Tax	PV10% After Tax(x)
Proven plus 50% probable	$ 14.64	$ 12.55
Undeveloped Land (Estimated)	0.82	0.82
Seismic	0.15	0.15
Aventura	0.16	0.16
Total Debt and Working Capital	(1.79)	(1.79)
Exercise of Warrants and Stock Options	0.41	0.41
Net Asset Value Per Share - Fully Diluted	$ 14.39	$ 12.30

(x) The after tax value was calculated internally by management based on the before tax engineering values.

RESERVES SUMMARY ON JANUARY 1, 2001

CANADA	Oil (mbbls)	Gas (mmcf)	NGLs (mbbls)	NPV BT at 10% ($000's)	NPV BT at 15% ($000's)	10:1 Boe	6:1 Boe
Proven Producing	18,260	145,967	6,441	583,795	472,348	39,298	49,029
Proven Non-Producing	286	23,063	651	40,435	30,819	3,243	4,781
Total Proven	18,546	169,030	7,092	624,230	503,167	42,541	53,810
Probable	4,168	27,943	1,044	87,286	61,676	8,006	9,869
Proven plus 50% Probable	20,630	183,002	7,614	667,873	534,005	46,544	58,745
FRANCE							
Proven Producing	29,768	5,675	-	336,184	259,497	30,336	30,714
Proven Non-Producing	3,589	-	-	40,422	28,595	3,589	3,589
Total Proven	33,357	5,675	-	376,606	288,092	33,925	34,303
Probable	13,509	1,795	-	127,700	85,365	13,689	13,808
Proven plus 50% Probable	40,111	6,572	-	440,456	330,774	40,770	41,207
COMBINED							
Proven Producing	48,028	151,642	6,441	919,979	731,845	69,634	79,743
Proven Non-Producing	3,875	23,063	651	80,857	59,414	6,832	8,370
Total Proven	51,903	174,705	7,092	1,000,836	791,259	76,466	88,113
Probable	17,677	29,738	1,044	214,986	147,041	21,695	23,677
Proven plus 50% Probable	60,741	189,574	7,614	1,108,329	864,779	87,314	99,952

>>

The Company replaced 286% of its production with proven reserves additions in 2000, resulting in a 2.9 replacement ratio. The Company's five-year proven finding cost is $5.13 per boe. Vermilion continues to be extremely efficient in the conversion of probable reserves to proven reserves. Proven producing reserves comprise 91% of the Company's total proven reserves while total proven reserves comprise 88% of proven plus 50% probable

(established) reserves.

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Capital Expenditures ($000's)

	Three months ended		Year Ended	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
Land and Seismic	$ 2,786	$ 3,814	$ 10,034	$ 7,350
Drilling & Workovers	31,677	16,521	78,316	34,525
Facilities	304	1,331	4,308	1,985
Acquisitions	4,000	506	69,504	947
Other	761	141	3,376	1,487
	$ 39,528	$ 22,313	$165,538	$ 46,294

Funding of Capital Expenditures ($000's)

Cash Flow	$ 47,396	$ 21,199	$138,151	$ 55,349
Debt and Working Capital	(10,061)	(6,078)	8,608	(17,454)
Equity	2,193	7,192	18,779	8,399
	$ 39,528	$ 22,313	$165,538	$ 46,294

Statement of Cash Flow Reconciliation ($000's)

	Three months ended		Year Ended	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
Capital Expenditures	$ 39,528	$ 22,313	$165,538	$ 46,294
Equity issued for Big Sky	-	-	(15,012)	-
Debt assumed for Big Sky	-	-	(9,253)	-
Investment - Aventura	-	114	800	114
Investments per Cash Flow Statement	$ 39,528	$ 22,427	$142,073	$ 46,408

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CAPITAL EXPENDITURES

Vermilion's 2000 drilling program was the largest in the Company's history. Capital expenditures in 2000 totaled $165.5 million with 42% spent on acquisitions, 43% on development drilling and 15% on exploration/high risk opportunities. The development component of the capital budget was revised several times during the year reaching $96.0 million at final tally, with the remaining $69.5 million spent on acquisitions. The capital program was heavily weighted to Canada with all acquisitions completed domestically. Excluding acquisitions, Vermilion spent 74% of its capital in Canada and the remaining 26% in France. The proportion of capital spent in France is directly related to the cash flow available for the region combined with the slower timing to implement projects. Generally, the focus in France is on higher impact projects.

The growth in the development capital program was fuelled by drilling success allowing for delineation of existing core areas, exploration of new formations and initial development of new core areas. The success of the drilling program can be measured in the following ways:

- Average production growth of 27% in 2000;
- Seven new pool discoveries at Chip Lake and one new pool discoveries at Utikuma;
- Developed a two-year drilling inventory; and
- Maintained top quartile finding costs of $9.98 per proven boe ($8.24 per proven boe on a 6:1 basis).

The 2001 capital program forecast is $170 million allocated as follows:

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	Forecast 2001
Exploration & development - Canada	$ 95 MM
Exploration & development - France	40 MM
Contingent	35 MM
	$ 170 MM

>>

The focus of the development program in 2001 will be similar to 2000. The Company has allocated 16% ($27 million) to high risk/new pool opportunities with the potential of expanding its land holdings and seismic database. The contingent portion will be determined over the year based on acquisition opportunities and development of any new discoveries.

CAPITAL RESOURCES

The cash flow windfall in 2000 allowed Vermilion to enhance its acquisitions program while funding 83% of the capital program. The company raised a total of $18.8 million in equity primarily through the share exchange transaction in the Big Sky acquisition. The remaining equity was acquired through the exercise of stock options and a flow-through financing partially offset by normal course issuer bid purchases. The Company controlled its spending and ensured prudent management of its leverage thereby preserving debt capacity entering 2001. The Company will fund a $170.0 million capital program in 2001 with a projected $185.0 million in cash flow. As cash flow exceeds expectations in early 2001, management maintains flexibility to further reduce debt, expand capital spending and buy back shares. Increased efforts to repurchase shares under the normal course issuer bid in 2001 are the result of continued underevaluation of the Company's shares. Investors can expect Vermilion to continue to aggressively buy back shares in an environment of strong cash flows and poor share valuation.

FINANCIAL

The Company's natural gas price averaged $8.00 per mcf for the fourth quarter and $5.55 per mcf for the year, up from $3.05 per mcf for fourth quarter 1999 and $2.78 per mcf a year ago. Hedging contracts entered into earlier in 2000 reduced the company's fourth quarter crude oil and NGLs price by $5.00 per bbl resulting in an average hedging opportunity cost for 2000 of $4.02 per bbl. With the expiry at yearend of these hedges, new contracts were negotiated to hedge 36% of the Company's current crude and NGLs production at an average price of $25.00 (U.S.) per bbl.

The fourth quarter cash flow netback strengthened again over prior periods to $29.17 per boe as a result of continued increases in commodity prices and increased production levels creating further efficiencies. Higher lifting costs in the fourth quarter were the result of gas compressor repairs and downtime in Canada, in addition to linalog surveys and replacement of

water injection lines at Parentis. These extraordinary costs amounted to approximately $1.3 million or $0.80 per boe over and above the higher electrical costs for the quarter. Projected lifting costs for 2001 of $4.75 per boe take into account increases to the cost structure of the business in the current environment. Increased G&A costs for the fourth quarter of 2000 reflect an allocation of employee bonuses for the year as Vermilion continues to reward people for their tremendous effort leading to the Company's growth and success in 2000.

The Company's cash flow netback rose dramatically to $29.17 per boe in the fourth quarter, averaging $24.09 per boe for the year. Vermilion's netback has been improving on a quarter over quarter basis reflecting not only greatly improved commodity pricing, but also the significant improvement in the Company's productivity and maintenance of a streamlined low cost operating structure. Despite slight increases to costs, the company is forecasting a 2001 cash flow netback similar to 2000, as production volumes continue to increase. Higher energy costs in 2001 will increase operating costs by 10 to 15% for the Company. Vermilion is managing these costs by hedging 50% of the Company's current electrical needs for its Canadian production. The terms of the hedge include a fixed price of $91 per megawatt hour over a three year term ending December 2003.

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Cash Flow Netback

	Fourth Quarter 2000			2000 YTD				1999
	Oil & NGLs $/Bbls	Gas $/Mcf	(10:1) Total $/Boe	Oil & NGLs $/Bbls	Gas $/Mcf	(10:1) Total $/Boe	(6:1) Total $/Boe	(10:1) Total $/Boe
Canada								
Price	45.15	8.07	60.09	41.15	5.58	46.79	37.23	26.18
Oil Hedging Costs	(6.72)	-	(3.90)	(5.31)	-	(3.26)	(2.60)	(1.48)
Royalties (net)	(11.24)	(2.27)	(16.07)	(10.23)	(1.62)	(12.54)	(9.98)	(5.52)
Lifting costs	(4.04)	(0.45)	(4.25)	(3.62)	(0.34)	(3.53)	(2.80)	(3.44)
Operating Netback	23.15	5.35	35.87	21.99	3.62	27.46	21.85	15.74
France								
Price	37.85	4.26	37.94	38.52	4.40	38.62	38.17	24.98
Oil Hedging Costs	(2.89)	-	(2.84)	(2.54)	-	(2.50)	(2.47)	(1.47)
Royalties (net)	(4.92)	(0.19)	(4.87)	(4.47)	(0.23)	(4.44)	(4.39)	(4.05)
Lifting costs	(6.25)	(4.56)	(6.92)	(5.47)	(3.53)	(5.99)	(5.92)	(5.62)
Operating Netback	23.79	(0.49)	23.31	26.04	0.64	25.69	25.39	13.84
Combined								
Price	41.88	8.00	52.91	39.93	5.55	43.91	37.52	25.62
Oil Hedging Costs	(5.00)	-	(3.55)	(4.02)	-	(2.99)	(2.56)	(1.47)
Royalties (net)	(8.41)	(2.23)	(12.44)	(7.55)	(1.59)	(9.69)	(8.27)	(4.84)
Lifting costs	(5.03)	(0.53)	(5.11)	(4.48)	(0.41)	(4.39)	(3.75)	(4.45)

Operating Netback	23.44	5.24	31.81	23.88	3.55	26.84	22.94	14.86
Other Income			0.94			0.39	0.34	0.00
General & administrative			(1.73)			(1.15)	(0.99)	(1.13)
Interest			(1.29)			(1.46)	(1.25)	(1.52)
Foreign exchange			(0.12)			(0.03)	(0.03)	(0.05)
Current & Capital Taxes			(0.44)			(0.50)	(0.43)	0.16
Cash Flow Netback			29.17			24.09	20.58	12.32
Depletion & Depreciation			(6.18)			(5.54)	(4.74)	(4.52)
Future income taxes			(9.42)			(7.56)	(6.46)	(3.20)
Deferred financing charges			(0.28)			(0.28)	(0.24)	(0.08)
Foreign exchange			0.20			(0.08)	(0.07)	(0.04)
Other			0.08			0.09	0.08	(0.03)
Earnings Netback			13.57			10.72	9.15	4.45

Segmented Information

($000s)	December 31, 2000	December 31, 1999
Petroleum and natural gas revenues:		
Canada	$ 161,534	$ 59,348
France	73,119	49,095
	$ 234,653	$ 108,443
Net earnings:		
Canada	$ 38,580	$ 11,036
France	22,869	8,972
	$ 61,449	$ 20,008
Funds generated from operations:		
Canada	$ 89,243	$ 31,669
France	48,908	23,680
	$ 138,151	$ 55,349
Capital expenditures:		
Canada	$ 140,466	$ 36,058
France	25,072	10,236
	$ 165,538	$ 46,294
Identifiable assets:		
Canada	$ 330,495	$ 174,540
France	159,208	128,803
	$ 489,703	$ 303,343

>>

While spending more than cash flow in 2000, the Company remained focused on preserving its financial capacity. Bank lines were renegotiated at $215 million after the Big Sky acquisition but prior to any allocation of new reserves for drilling success in 2000. The result is $109.0 million of capacity heading into 2001 allowing for further expansion of the business in the early phase of the five-year plan. Vermilion will look at alternative sources of debt capital throughout 2001 to provide expansion of debt capacity, longer term capital, diversity of lenders and lock-in costs of borrowing.

Historically, Vermilion has had a tight tax horizon of one year after which the Company becomes cash taxable. The tax pools for France and Canada are $66.7 million and $172.2 million respectively. The Company currently expects Canadian income tax pools, in addition to its capital program, to be sufficient to reduce the payment of cash income taxes in Canada to between $3 and $5 million in 2001. In France, the prevailing commodity price environment is creating an immediate tax liability for 2001 of $4 to $5 million. Beyond 2001, the Company anticipates paying 8 to 10% of cash flow in cash taxes on an ongoing basis under the current price environment.

OUTLOOK

A positive picture is unfolding in 2001 but it is not without some challenges in the market place.

While Vermilion's stock price grew from $4.45 to $8.00 (an 80% increase) in 2000, our company's share price continues to lag both our peer group and recent market transactions, and represents a 32% discount to our Net Asset Value (PV 10% AT) of $12.30 per (FD) share. Over the past year, the stock market has focused on companies with a larger capitalization, more liquidity and natural gas weighting. As our peer group of intermediate companies continues to consolidate and crude oil prices remain strong, it is our view that the money will start to flow back to the quality mid cap companies such as Vermilion. In light of this discount to market, Vermilion has instituted a share buy-back program, which is one of the best value-added business opportunities available to the Company. To date, the Company has purchased 706,800 Vermilion shares through its October 28, 2000 Issuer Bid at an average price of $7.52 a share.

In spite of the stock market, your Company's management continues to focus on the underlying business, its fundamentals and ongoing performance.

- Strong financial flexibility with $109.0 million of available bank line and a low debt to cash flow ratio of 0.51 to 1, based on 2001 cashflow;
- Low decline quality asset base;
- Extensive drilling inventory providing 30% production growth for 2001
- Significant and growing inventory of exploration prospects

The 2001 Capital Budget of $170 million includes an allocation of $95 million for Canada, $40 million for France and $35 million as contingent for potential exploration success or acquisition opportunities. The key elements in 2001 will be the Company's continued disciplined approach to capital spending as we focus on quality drilling and acquisition opportunities Internationally and in Canada.

Looking ahead in 2001, the Company is addressing the issues it faces in what appears to be a difficult market for junior and mid cap producers. Some of the other issues relate to taxation, access to capital and reasonably valued acquisition opportunities. The Company's five-year business plan specifically addresses these issues as follows:

- Increased focus on international acquisition opportunities where higher quality assets are more affordable;
- A five-year tax planning strategy, maintaining cash taxes between 8 and 10% of cash flow;
- Diversified sources of external capital;

- Well defined hedging strategy focusing on 30% of our production over a two to three year time horizon; and
- Designated regional focus groups will supplement the existing core area activities.

The Company has also expanded its executive team with the addition of Raj Patel as our new Vice President of Marketing. Mr. Patel brings extensive crude oil and natural gas marketing expertise to the company along with risk management that is critical to the ongoing implementation of our five-year business plan.

The Company feels that consolidating the elements of the business plan will provide the basis for continued growth and improved valuation in the marketplace.

Vermilion Resources Ltd. will be holding its Annual General and Special Meeting of Shareholders on Tuesday, May 29th, 2001 at 3:00 p.m. at the Hyatt Regency Hotel, 700 Centre Street South East, Calgary, Alberta.

Vermilion is pleased to provide the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reservoir risk, political risk, product demand and transportation restrictions.

<<

2001 Forecast Summary

	10:1	6:1
Average Production (boepd)	20,500	24,700
Exit Production (boepd)	22,000	26,600
Gas weighting - (based on average production)	30%	42%
Cash Flow from Operations(000 cdn $)		$185,000
Per share, basic		3.43
Per share, fully diluted		3.16
Net Earnings (000 cdn $)		81,000
Per share, basic		1.50
Per share, fully diluted		1.38
Capital Expenditures (000 cdn $)		170,000
Cash Flow Netback (per Boe)	$24.72	$20.52
Gas (AECO Hub per mcf) Cdn $		$6.35
WTI reference price (US per Bbl)		$26.00

Consolidated Balance Sheets
(Thousands of Dollars)

	2000	1999
Assets		
Current assets:		
Cash	$ 15,861	$ 4,567
Accounts receivable	42,530	17,458
Crude oil inventory	6,018	7,200
Prepaid expenses and other	2,692	2,079
	67,101	31,304
Investment	5,699	4,364
Deferred financing charges	1,255	1,155

	2000	1999
Capital assets	415,648	266,520
	$489,703	$303,343
Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	$ 71,527	$ 30,571
Long-term debt	101,619	95,539
Provision for future site restoration	6,253	4,321
Future income taxes	96,865	23,859
	276,264	154,290
Shareholders' equity:		
Share capital	132,965	112,620
Retained earnings	80,474	36,433
	213,439	149,053
	$489,703	$303,343

Consolidated Statements of Earnings and Retained Earnings
(Thousands of Dollars, except per share amounts)

	Three months ended Dec. 31		Year Ended Dec. 31	
	2000	1999	2000	1999
Revenue				
Petroleum/natural gas revenue	$ 80,222	$ 36,895	$234,653	$108,443
Royalties (net)	20,220	7,569	55,530	21,724
Other income	1,650	(122)	2,812	(122)
	61,652	29,204	181,935	86,597
Expenses:				
Production	8,305	5,065	25,201	19,990
Interest	2,532	1,918	9,972	7,202
General and administration	2,839	1,734	6,617	5,058
Foreign exchange	(144)	98	642	385
Depletion and depreciation	10,050	5,456	31,797	20,308
	23,582	14,271	74,229	52,943
Earnings before income taxes	38,070	14,933	107,706	33,654
Income taxes:				
Future	15,310	6,863	43,380	14,358
Current (recovery)	269	(843)	2,149	(978)
Capital	439	233	728	266
	16,018	6,253	46,257	13,646
Net earnings	22,052	8,680	61,449	20,008
Excess of consideration paid over stated value of shares purchased	(2,866)	(145)	(3,849)	(145)
Adoption of new accounting policy	-	-	(13,559)	-
Retained earnings, beginning of period	61,288	27,898	36,433	16,570
Retained earnings, end of period	$ 80,474	$ 36,433	$ 80,474	$ 36,433

Net earnings per Common Share:				
Basic	$0.41	$0.17	$1.17	$0.40
Fully diluted	$0.40	$0.14	$1.11	$0.37

Consolidated Statements of Cash Flows
(Thousands of Dollars, except per share amounts)

	Three months ended Dec. 31		Year Ended Dec. 31	
	2000	1999	2000	1999
Cash provided by (used in):				
Operating				
Net earnings	$ 22,052	$ 8,680	$ 61,449	$ 20,008
Items not affecting cash				
Depletion and depreciation	10,050	5,456	31,797	20,308
Unrealized foreign exchange loss (gain)	(332)	(99)	454	188
Amortized deferred financing charges	438	177	1,606	365
Other	(122)	122	(535)	122
Future income taxes	15,310	6,863	43,380	14,358
Funds generated from operations	47,396	21,199	138,151	55,349
Changes in non-cash working capital	11,980	(1,279)	13,370	(14,035)
	59,376	19,920	151,521	41,314
Investing:				
Drilling and development of petroleum and natural gas properties	(35,528)	(21,366)	(96,034)	(45,347)
Acquisition of capital assets, net	(4,000)	(947)	(45,239)	(947)
Acquisition of investment	-	(114)	(800)	(114)
	(39,528)	(22,247)	(142,073)	(46,408)
Financing:				
Issue of Common Shares for cash, net of share issue costs	2,193	7,418	3,767	8,399
Increase (decrease) in long-term debt	(22,041)	(1,663)	(520)	1,636
Increase in deferred financing charges	(12)	(668)	(1,707)	(1,556)
	(19,860)	5,087	1,540	8,479
Foreign exchange gain (loss) on cash held in a foreign currency	1,028	98	306	(188)
Net increase in cash	1,016	2,678	11,294	3,197
Cash, beginning of period	14,845	1,889	4,567	1,370
Cash, end of period	$ 15,861	$ 4,567	$ 15,861	$ 4,567

Funds from operations per Common Share:				
Basic	$0.88	$0.43	$2.63	$1.12
Fully diluted	$0.85	$0.37	$2.49	$1.01
Cash payments				
Interest	1,419	2,238	8,124	7,505
Taxes	142	172	(358)	569

>>
%SEDAR: 00003901E
-0- 02/27/2001
/For further information: please visit our website at www.vermilionresources.com or contact: Ron Williams, Manager, Finance, Vermilion Resources Ltd., (403) 269-4884; Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 21:44e 27-FEB-01

Computershare

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

Date: March 21, 2001

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Toronto Stock Exchange

Dear Sirs:

Subject: Vermilion Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General & Special Meeting
2. Security Description of Voting Issue : Common
3. CUSIP Number : 923-901-102
4. Record Date : April 19, 2001
5. Meeting Date : May 29, 2001
6. Meeting Location : Calgary, Alberta

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

'signed by'
Susan Mak
Assistant Account Manager
Equity Services
Phone: (403) 267-6500
Fax: (403) 267-6529

cc: Heather Strang
Vermilion Resources Ltd.

VERMILION RESOURCES LTD.

2800, 400 4th Avenue S.W.
Calgary, Alberta
T2P 0J4

NOTICE OF SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special and annual meeting (the "Meeting") of holders of common shares of Vermilion Resources Ltd. (the "Corporation") will be held in the Stephen Room at the Hyatt Regency hotel, 700 Centre Street South, Calgary, Alberta at 3:00 p.m., Calgary time, May 29, 2001, for the following purposes:

1. To receive the annual report of the board of directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2000.

2. To elect the board of directors for the ensuing year.

3. To appoint Deloitte & Touche, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, at a remuneration to be fixed by the board of directors.

4. To approve and adopt Amendment No. 5 to the Corporation's Incentive Stock Option Plan No.1, as amended by Amendment Nos.1, 2, 3 and 4.

5. To transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 17th day of April, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"Jeffrey S. Boyce"

Jeffrey S. Boyce
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. In accordance with the bylaws of the Corporation, all proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, no later than 3:00 p.m. (Calgary time) on May 25, 2001.

This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 49 to 58. Instead of a separate section on our outlook for 2001, we have incorporated our projections and expectations into each item, where it is appropriate, of the following discussion and analysis. A statistical supplement, beginning on page 59, provides further information on our operating and financial results.

The year 2000 provided tremendous cash flow and earnings growth in most energy stocks that was largely price driven. With oil and gas prices reaching historical highs, many producers, including Vermilion, announced record cash flow and earnings on a quarter-by-quarter basis. Vermilion enjoyed a vigorous threefold increase in earnings and a 250% gain in cash flow in 2000 compared with 1999. However, we believe investors who want to distinguish the top performers in the energy sector must look beyond gains in cash flow and earnings. There are several metrics we prefer to measure real growth and true value, including production and proven reserves per share. Vermilion's production per share demonstrates the real growth we provided to our investors in 2000 – and what we expect to deliver in 2001 is even stronger. In 2000, we replaced 286% of our production with proven reserve additions, a valuable indicator of the Company's outstanding performance. In addition, proven producing reserves comprise 91% of Vermilion's total proven reserves.

	2001E	2000	1999	1998
PRODUCTION PER SHARE				
Production (boe/d) gas at 10:1	20,500	15,669	12,305	9,583
Production (boe/d) gas at 6:1	24,700	18,341	14,133	10,828
Production per share (boe/d) gas at 10:1 [1]	375	298	248	205
Production per share (boe/d) gas at 6:1 [1]	455	349	285	232
PROVEN RESERVES PER SHARE				
Proven reserves (mboe)		76,466	65,774	62,937
Proven reserves (boe/per fully diluted share)		1.29	1.17	1.17
RESULTS				
Revenues ($000s)		234,653	108,443	55,660
Net earnings ($000s)		61,449	20,008	3,438
per share ($)		1.17	0.40	0.07
Cash flow ($000s)		138,151	55,349	19,621
per share ($)		2.63	1.12	0.42
Earnings to cash flow ratio (%)		44.5	36.1	17.5
Return on shareholders' equity (%)		33.9	14.7	3.4
Finding costs ($/proven boe)		9.98	6.20	6.28
WTI (US$/bbl)		30.19	19.24	14.43
Realized price ($/boe)		40.92	24.15	15.91
Controllable costs ($/boe) [2]		5.54	5.58	6.79
Cash flow netback ($/boe)		24.09	12.32	5.56



1 Per million weighted average basic shares outstanding.

2 Comprised of lifting costs and G & A.



	Production/share
97	174
98	205
99	248
00	298
01E	375

>PRODUCTION/SHARE (boe/d)*



* per million weighted average basic shares outstanding

STRONG FINANCIAL RESULTS

Throughout the year, the marketplace attributed record financial results to extremely strong commodity prices. However, Vermilion demonstrated a continued ability to improve on every component of our business, as our growth in cash flow netback and earnings was greater than the percentage increase in commodity prices.

It is important to note that Vermilion has had a track record of positive earnings over the last five years. Even in times of low commodity pricing, such as 1998, the Company achieved positive earnings, a result of our low-cost structure and high-quality asset base. Through our five-year business plan, we have reinforced our ongoing commitment to continue to apply the prudent operational and financial practices that have resulted in Vermilion's success to date in delivering value-added growth.

Oil and gas producers are experiencing an increase in acquisition costs and finding and development costs because of the high commodity price environment. The bullish sentiment toward future natural gas prices and the sustained strength in oil prices have created a profitable and competitive environment where a large number of producers are rivaling for a smaller number of opportunities. This has created higher costs for producing oil and gas, because of the increased cost of services, Crown land, electricity and fuel. However, Vermilion believes that our substantially higher netbacks, demonstrated by the fact that our cash flow netback was 2.4 times our finding and development costs in 2000, up from 2.0 times in 1999, will enable us to continue our strong performance in this high-cost environment. We have achieved this success, and will continue to do so, by focusing on several key items:

> an improved cost structure;
> a stable production base;
> continuous drilling success;
> strong financial controls; and
> tremendous financial capacity.

Despite slight increases to costs, we expect our projected increase in production and continued focus on cost management will result in a cash flow netback in 2001 that will be similar to that in 2000.

STRONG FINANCIAL CAPACITY

Vermilion's cash flow continually strengthened, quarter-over-quarter throughout 2000, as oil prices increased early in the year and gas prices climbed toward year-end. During the year, we expanded our capital program as additional cash flow became available for reinvestment. In addition, we used our excess cash flow and leverage to target acquisitions.

The Company's $165.5 million capital program in 2000 exceeded our $138.2 million of cash flow. To ensure our financial capacity, we negotiated bank lines of $215 million after the acquisition of Big Sky Resources Inc. (Big Sky), but prior to the allocation of any new reserves from drilling success in 2000. The result is that Vermilion has $109 million of financial capacity heading into 2001 to expand our business in the early phase of our five-year plan.

	2000	1999	1998
Debt & working capital ($000s)	$ 106,045	$ 94,703	$ 110,298
Bank facility ($000s) [1]	$ 215,000	$ 160,000	$ 115,000
Unutilized bank facility ($000s)	$ 108,955	$ 65,297	$ 4,702
Debt to cash flow ratio – full year [2]	0.77 to 1	1.7 to 1	5.6 to 1
– Q4 exit [2]	0.56 to 1	1.1 to 1	7.3 to 1
Debt to equity ratio [2]	0.50 to 1	0.64 to 1	0.89 to 1

1. Increased bank loan facility effective February 2001.

2. Includes working capital.



96	3.90
97	4.73
98	0.98
99	4.45
00	10.72

>EARNINGS ($/boe)



In 2000, Vermilion continued to record quarterly increases in production, primarily from drilling success, which more than offset production declines. We increased our average daily production to 15,669 boe/d in 2000, up 27% from 1999. The majority of our 3,364 boe/d increase in average production came through the drill bit. Our acquisition of a new core area at Mastin Lake and a further consolidation of production at Utikuma added approximately 1,000 boe/d to Vermilion's average production in 2000.

Production of crude oil and NGLs rose 22% in 2000, reflecting success in the Company's Utikuma and Chip Lake areas, as well as the acquisition of the remaining 50% working interest at Utikuma late in April. Natural gas production climbed 46% to more than 40 mmcf/d, mainly from growth in the Southern Foothills area, at Chip Lake and from the acquisition of Big Sky in August.

Since inception, Vermilion's production has grown at a compound annual rate of 158.9% and, since 1997, our compound annual growth rate has been 33.6%. We expect our 2001 growth rate will be about 30%, based on average production of 20,500 boe/d.

QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
2000				
CANADA				
Crude oil & NGLs	4,924	6,579	6,461	6,933
Natural gas	2,784	3,756	4,077	5,015
Total Canada	7,708	10,335	10,538	11,948
FRANCE				
Crude oil	5,305	5,145	5,667	5,617
Natural gas	116	70	101	98
Total France	5,421	5,215	5,768	5,715
Combined total	13,129	15,550	16,306	17,663
1999				
CANADA				
Crude oil & NGLs	3,735	3,456	3,854	4,819
Natural gas	2,488	2,500	2,592	2,877
Total Canada	6,223	5,956	6,446	7,696
FRANCE				
Crude oil	5,894	5,335	5,676	5,471
Natural gas	143	80	161	125
Total France	6,037	5,415	5,837	5,596
Combined total	12,260	11,371	12,283	13,292

We attained our production goal for 2000, exiting the year at a rate of 18,000 boe/d. This production increment of 5,000 boe/d reflects an increase exceeding 35% relative to the 1999 exit rate. Again, more than 3,000 boe/d of our production increase in 2000 came from the Company's drilling activities, which also offset production declines. In 2000, we drilled 80 wells with an average success rate of 75%. We increased our focus on exploration, drilling targets that resulted in 12 gas wells and 3 oil wells. As 30 of the 80 wells we drilled were not completed until the fourth quarter of 2000, the impact of incremental volumes is not fully reflected in our year-end results.


99 Q4 13,292
00 Q1 13,129
Q2 15,550
Q3 16,306
Q4 17,663
PRODUCTION (boe/d)

PROPERTY PRODUCTION SUMMARY	2000			1999			1998
	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Oil & NGLs (bbls/d)	Gas (mmcf/d)	Average (boe/d)	Average (boe/d)
CANADA							
Chip Lake	2,533	26.89	5,222	2,142	23.53	4,495	3,030
Utikuma	3,354	0.55	3,409	1,723	0.47	1,770	155
Mastin Lake	51	3.03	354	–	–	–	–
Southern Foothills	289	8.64	1,153	104	2.15	319	209
Total Canada	6,227	39.11	10,138	3,969	26.15	6,584	3,394
FRANCE							
Aquitaine Basin	3,672	–	3,672	3,637	–	3,637	3,896
Paris Basin	1,442	–	1,442	1,565	–	1,565	1,794
Other	320	0.97	417	391	1.28	519	499
Total France	5,434	0.97	5,531	5,593	1.28	5,721	6,189
Combined total	11,661	40.08	15,669	9,562	27.43	12,305	9,583

Vermilion's results continue to demonstrate the value of an asset base with a low-decline production profile. The Company's long reserve life index enables us to be more prudent in our exploration program, thereby increasing our chances of discovering significant pools of oil and gas.

Vermilion's vigorous drilling program in 2000 was the largest in the Company's history. In total, we spent $165.5 million during the year, with 58% allocated to our development and exploration program and 42% to acquisitions.

We increased our development capital program to $96.0 million from an initial projection of $71.5 million at the beginning of the year. The growth in our development capital program was fuelled by drilling success and enabled us to delineate existing core areas, explore new formations and begin the initial development of new core areas. The success of our drilling program in 2000 is reflected in the following achievements:

- increased our average production 27%;
- discovered seven new pools at Chip Lake and one new pool at Utikuma;
- developed a two-year drilling inventory; and
- maintained top-quartile finding costs of $9.98/proven boe ($8.24/proven boe on a 6:1 basis).

CAPITAL EXPENDITURES ($000s)	2000	1999	1998
Land & seismic	$ 10,034	$ 7,350	$ 6,427
Drilling & completion	60,106	21,971	46,716
Production equipment & facilities	16,508	8,138	21,683
Workovers	6,008	6,556	5,828
Capitalized exploration administration	1,861	495	663
Drilling & development expenditures	94,517	44,510	81,317
Property acquisitions	36,779	947	34,923
Corporate acquisitions	32,725	–	32,174
Other	1,517	837	1,356
	$ 165,538	$ 46,294	$ 149,770




96 27.4
97 78.6
98 149.8
99 46.3
00 165.5
>CAPEX ($mm)



Our capital program was heavily weighted to Canada, where we completed two major acquisitions. Excluding these acquisitions, Vermilion spent 74% of its capital in Canada and the remaining 26% in France. The proportion of capital allocated to France is directly related to the cash flow available for the region, as well as the longer timeline for project implementation.

On the acquisition side, Vermilion purchased the working interest of our major partner at Utikuma, enabling us to further consolidate our interest in the land and facilities to 94% and 100%, respectively. The Company spent $32.8 million to acquire 1,170 bbls/d of light crude oil production, 15,000 net acres of land and 100% control of the main oil battery at Utikuma. The second major acquisition was a corporate transaction, whereby the Company acquired all of the outstanding shares of Big Sky at a total cost of $32.7 million. This acquisition provided Vermilion with a new core area at Mastin Lake as well as an extension of our Utikuma area that is presenting us with some interesting opportunities.

In our 2001 capital program budget of $170 million, we have allocated $95 million to exploration and development in Canada, $40 million to exploration and development in France and $35 million to a contingency fund.

The focus of our development program in 2001 will be similar to that in 2000. The Company has allocated 16% ($27 million) to high risk/new pool opportunities that have the potential to expand our landholdings and seismic database. The contingent portion will be determined over the year, based on acquisition opportunities and new discoveries.

FUNDING OF CAPITAL PROGRAM	2000	1999	1998
Cash flow	$ 138,151	$ 55,349	$ 19,621
Debt & working capital	8,608	(17,454)	86,325
Equity	18,779	8,399	43,824
	$ 165,538	$ 46,294	$ 149,770

STATEMENT OF CASH FLOW RECONCILIATION (December 31) ($000s)	Three months ended 2000	Three months ended 1999	Year ended 2000	Year ended 1999
Capital expenditures	$ 39,528	$ 22,313	$ 165,538	$ 46,294
Equity issued for Big Sky	–	–	(15,012)	–
Debt assumed for Big Sky	–	–	(9,253)	–
Investment – Aventura	–	114	800	114
Investments per cash flow statement	$ 39,528	$ 22,427	$ 142,073	$ 46,408

The cash flow surplus in 2000 enabled Vermilion to enhance our acquisitions program and fund 83% of our capital program. The Company raised a total of $18.8 million in equity, primarily through the share exchange transaction in the Big Sky acquisition. The remaining equity was acquired through the exercise of stock options and a flow-through financing, partially offset by normal course issuer bid purchases. The Company controlled its spending and ensured prudent management of our leverage, thereby preserving our debt capacity as we entered 2001. Vermilion will fund the $170 million capital program in 2001 with a projected $185 million of cash flow. As cash flow has exceeded our expectations early in 2001, we have the flexibility to further reduce debt, expand our capital program, or buy back shares. We have increased the buy-back of Vermilion's shares under our normal course bid in 2001 because of what we perceive as continued weakness in the market valuation of the Company. Vermilion's share price rose to $8.00 at year-end 2000 from $4.45 at the beginning of the year, but at the current price of $11.00/share, still trades at a discount to our net asset value calculation of $12.37 per fully diluted share (NPV 10% after tax) and lags both our peer group and recent market transactions. Investors can expect Vermilion to continue to aggressively buy back shares in an environment of strong cash flows and inadequate share valuation.




Alberta 42%
premium light sweet (42° API)
France 42%
light sweet (33° API)
Condensate 13%
Other 3%


> OIL & NGLs MIX (January 2001)



Cash flow reached a record high of $138.2 million in 2000, up from $55.3 million last year. The increase in cash flow was mainly the result of three factors: a 27% increase in production, a 69% increase in realized commodity prices, and a 1% decrease in operating costs/boe.

CASH FLOW/BOE ($)	2000				Years Ended December 31		
	Q1	Q2	Q3	Q4	2000	1999	1998
Crude oil & natural gas revenues	$ 35.15	$ 39.33	$ 45.43	$ 52.91	$ 43.91	$ 25.62	$ 15.91
Oil hedging costs	(2.35)	(2.40)	(3.45)	(3.55)	(2.99)	(1.47)	–
Royalties (net of ARTC)	(6.98)	(8.60)	(9.86)	(12.44)	(9.69)	(4.84)	(3.00)
Production expenses	(4.17)	(4.04)	(4.13)	(5.11)	(4.39)	(4.45)	(5.51)
Operating netback	$ 21.65	$ 24.29	$ 27.99	$ 31.81	$ 26.84	$ 14.86	$ 7.40
General & administrative	(0.98)	(0.87)	(0.91)	(1.73)	(1.15)	(1.13)	(1.28)
Interest	(1.56)	(1.49)	(1.53)	(1.29)	(1.46)	(1.52)	(0.76)
Current & capital taxes	0.04	(0.67)	(0.85)	(0.44)	(0.50)	0.16	(0.10)
Marketing, foreign exchange & other	0.57	0.03	0.01	0.82	0.36	(0.05)	0.30
Cash flow/boe	$ 19.72	$ 21.29	$ 24.71	$ 29.17	$ 24.09	$ 12.32	$ 5.56

Higher energy costs in 2001 will increase our operating costs by 10% to 15%. However, we are managing these costs by hedging 50% of our electrical needs for our Canadian production at a fixed price of $91/MWh over a three-year term ending December 2003. The forecast is for the cost of electricity in Alberta to average $109/MWh in 2001.

Essentially all of Vermilion's crude production is of a premium, light and sweet quality. The average density of our Canadian oil production is approximately 42° API, and the oil we produce in France is 33° API. Demand for premium-quality low-sulfur oil is particularly strong in North America and abroad, driven by product specifications that are increasingly stringent. As a result, Vermilion realizes significantly higher netbacks than many Canadian producers whose crude oil mix is typically more sour and heavier. In fact, Vermilion's netbacks reflect only a small differential off WTI and Dated Brent prices. In 2000, Vermilion received an average wellhead price, before hedging, of US$29.77/bbl compared to the WTI benchmark average of US$30.19/bbl. In France, our average realized oil price was US$28.53/bbl compared to the Dated Brent price of US$28.39/bbl.

We market the majority of our Canadian production at the lease level on varying-term contracts that capture premiums over spot prices. By selling our oil at the lease level, we minimize the costs of carrying inventory and delivering oil to downstream markets. Looking ahead, we plan to significantly increase our sales to Canadian refiners in Western Canada and Ontario, as well as to U.S. refiners in the Mid-West, Rockies and Pacific Northwest. This strategy will enable us to maximize revenues as our production grows. In France, we sell oil production from properties we operate to a European refiner on a one-year term contract. The price we receive for this oil is based on Dated Brent less a marketing differential. Our oil production from partner-operated properties in France, which is only 320 bbls/d, is sold to the operator on a long-term contract.

Our contracts for sales of NGLs are one-year terms based on spot-price postings less negotiated differentials. Going forward, we may sell NGLs with our natural gas, or separate it out, depending on economics and our operational flexibility.

Canadian natural gas prices reached record levels in 2000 with Vermilion realizing an average price of $5.55/mcf. The Company's natural gas sales in 2000 increased 46% to 40 mmcf/d.


AECO Spot Price
Fixed Price/Collars
Nymex Related
Other
> NATURAL GAS MARKET MIX 2001

Since 1998, there have been three major capacity additions to export pipelines connecting the Western Canadian Basin to the North American Market. With export pipeline capacity exceeding available supply, Alberta spot prices in 2000 were very strong compared with those realized in export markets. This relative strength in domestic gas prices is expected to continue for several years. In 2001 and over the next several years, Vermilion expects to sell approximately 90% of our natural gas production on Alberta short-term indices and only a small percentage under fixed-price contracts. The 10% balance will continue to be sold to three aggregators. As a result, Vermilion is very well positioned to capitalize on the projected continuation of strong domestic prices for natural gas. The Company continues to effectively manage its receipt transportation costs by closely matching supply to capacity and holding no export pipeline capacity, other than through the aggregator contracts.

Vermilion will maintain our flexible sales program to take advantage of future opportunities to diversify our market and pricing mix. This may include, but not be limited to, exposure to the markets in California, the U.S. Mid-West, the northeastern U.S. and various power markets, without committing to export pipeline capacity. The Company believes our balanced portfolio approach will provide strong and sustainable cash flows over the long term, while enabling us to realize top-quartile prices. Based on current market conditions, Vermilion expects to realize an average wellhead price of more than $6.35/mcf in 2001.

Revenues climbed 117% to $234.7 million from $108.4 million a year ago, reflecting a 69% increased in realized commodity prices and a 27% increase in production. World crude oil prices, as measured by WTI, improved by almost 57% to US$30.19/bbl from US$19.24/bbl a year ago. The Company's crude oil and NGLs prices increased 59% and 70%, respectively, before the application of hedging costs, while natural gas prices were 100% higher than last year. In 2000, we hedged an average of 4,500 bbls/d at an average WTI price of US$22.80/bbl. This was based on our philosophy to hedge 30% of our production in a two- to three-year time horizon as an insurance to protect the Company's base capital budget for development and maintenance. In 2000, hedging reduced Vermilion's realized prices for crude oil and NGLs by $4.02/boe.

The Company has used the same philosophy for 2001, hedging 4,800 bbls/d of our production at an average WTI price of US$25/bbl. This will, in turn, equate to a higher net sales price for crude oil and NGLs in 2001 compared with 2000. Barring a sharp drop in world oil demand, expectations are that WTI crude will average well over US$25/bbl in 2001. OPEC's recent cut will ensure the market supply remains tight during the first quarter of 2001, and we expect OPEC will make further cuts on any signs of price weakness during the year.

AVERAGE PRICES ($boe) [1]	2000	1999	1998
CANADA			
Crude oil	$ 44.23	$ 27.83	$ 18.99
NGLs	$ 33.05	$ 19.43	$ 13.18
Natural gas	$ 5.58	$ 2.77	$ 2.23
FRANCE			
Crude oil	$ 38.52	$ 24.87	$ 13.69
Natural gas	$ 4.40	$ 2.99	$ 2.95
COMBINED			
Crude oil	$ 41.11	$ 25.83	$ 14.34
NGLs	$ 33.05	$ 19.43	$ 13.18
Natural gas	$ 5.55	$ 2.78	$ 2.29

1 Excludes hedging costs.




96
26.93
97
22.33
98
14.34
99
25.83
00
41.11
>AVG. REALIZED OIL PRICES ($/bbl)



Total royalties, net of ARTC, more than doubled in 2000 to $55.5 million from $21.7 million in 1999. In Canada, royalties calculated as a percentage of revenue were higher because of increases in production and commodity prices.

In France, a flat production tax (RDCM) in the range of $3.00/bbl is the largest component of the Company's royalty payment. As commodity prices improve, the effective royalty rate is reduced. Further benefits are achieved when a new pool is discovered, which reduces the RDCM rate to approximately $1.50/bbl.

ROYALTIES	2000	1999	1998
CANADA			
Crude oil & NGLs royalties, net of ARTC ($000s)	$ 23,319	$ 7,157	$ 1,760
Percent of crude oil & NGLs revenues	28.5%	21.8%	17.7%
Natural gas royalties, net of ARTC ($000s)	$ 23,231	$ 6,103	$ 1,791
Percent of natural gas revenues	29.1%	23.0%	12.9%
FRANCE			
Crude oil royalties ($000s)	$ 8,900	$ 8,393	$ 6,761
Percent of crude oil revenues	12.4%	17.6%	22.5%
Natural gas royalties ($000s)	$ 80	$ 71	$ 197
Percent of natural gas revenues	5.2%	5.1%	11.3%

Vermilion continues to focus on reducing the cost structure of our business. Throughout 2000, we streamlined our operations and achieved further efficiencies through drilling success that added production in areas where we control facilities with excess capacity. Lifting costs in 2000 were $4.39/boe on a consolidated basis, slightly lower than the $4.45/boe in 1999, and would have been even better if power costs in Canada and France had not increased. In 2001, we expect lifting costs of $4.75/boe, the result of operating in the current environment.

LIFTING COSTS/BOE	2000	1999	1998	1997	2000/1999 % Change
CANADA					
Crude oil & NGLs ($/bbl)	$ 3.62	$ 3.12	$ 4.53	$ 4.12	16.0
Natural gas ($/mcf)	$ 0.34	$ 0.39	$ 0.42	$ 0.44	(12.8)
FRANCE					
Crude oil & natural gas ($/boe)	$ 5.99	$ 5.62	$ 6.13	$ 6.42	6.6

Achieving the supply growth to meet the growing demand for the next two to three years appears to be a major challenge in Canada and the U.S. Storage levels at the end of the current winter season are expected to be at record lows. These factors, combined with high prices for oil and power, point toward strong gas prices in North America for the next several years. As a result, we expect Canadian gas prices to stay strong for the foreseeable future, barring a major slowdown in the U.S. economy.

Vermilion's average debt in 2000 was much higher than in 1999 because of our substantial acquisition and development activities, including the acquisition of Big Sky and additional properties at Utikuma. Continued growth in production and cash flow enabled the Company to expand our loan facility to $215 million in 2000. Interest costs remained comparable to previous years because of stable interest rates.


96 3.16
97 5.87
98 5.51
99 4.45
00 4.39
OPERATING COSTS ($/boe)

DEBT & INTEREST EXPENSE	2000	1999	1998
Debt at year-end ($000s)	$ 101,619	$ 95,539	$ 93,903
Total credit facility ($000s) [1]	$ 215,000	$ 160,000	$ 115,000
Interest expense ($000s)	$ 9,972	$ 7,202	$ 2,661
Cost of borrowing	7.1%	6.6%	6.9%
Amortization of arrangement fees	1.3%	0.5%	1.1%
Average cost of debt	8.4%	7.1%	8.0%
Average prime rate	7.2%	6.4%	6.7%

1. Renegotiated loan facility effective February 2001.

Significant growth in Vermilion's operations and staffing levels is reflected in increased gross general and administrative (G&A) expenses. However, on a net basis, our G&A costs/boe remained consistent with that of prior years. Increases in overhead recoveries and capitalized G&A contributed to the fact that costs/boe rose only slightly. In addition, the Company continues to improve the efficiencies of our facilities infrastructure.

GENERAL & ADMINISTRATIVE EXPENSES	2000		1999		1998	
	($000s)	($/boe)	($000s)	($/boe)	($000s)	($/boe)
Gross G & A	$ 12,004	$ 2.09	$ 7,851	$ 1.75	$ 6,882	$ 1.97
Recoveries	(3,526)	(0.61)	(2,298)	(0.51)	(1,756)	(0.50)
	8,478	1.48	5,553	1.24	5,126	1.47
Capitalized G & A	(1,861)	(0.33)	(495)	(0.11)	(663)	(0.19)
Net G & A	$ 6,617	$ 1.15	$ 5,058	$ 1.13	$ 4,463	$ 1.28

Vermilion's depletion and depreciation expense increased 57% in 2000, primarily because of increased production. On a unit basis, DD&A rose to $5.54/boe.

The Company provides for expected future costs associated with site restoration and abandonment of facilities and wells in its depletion and depreciation provision. At year-end 2000, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves totaled $23.7 million, up from $20.1 million in 1999.

DEPLETION & DEPRECIATION EXPENSES (Year ended December 31)	2000	1999	1998
Depletion & depreciation expense ($000s)	$ 31,797	$ 20,308	$ 13,534
Depletion & depreciation expense ($/boe)	$ 5.54	$ 4.52	$ 3.87

The Company's 2000 tax provision of $46.3 million, comprised of current, capital and future taxes, resulted in an effective tax rate of 43.2%. This compares with a tax provision of $13.6 million and a 40.4% effective corporate tax rate in 1999. Increases in the provision and rate in 2000 are a direct result of Vermilion's higher profits.

Historically, Vermilion has had a short tax horizon of one year, after which the Company becomes cash taxable. The tax pools for France and Canada are $66.7 million and $172.2 million, respectively. The acquisition of Big Sky contributed $23.3 million to Vermilion's tax pools in Canada. In Canada, Vermilion expects that our tax pools and extensive capital program will be sufficient to reduce the payment of cash income taxes in Canada to between $3 million and $5 million in 2001. In France, the prevailing commodity price environment is creating an immediate tax liability for us in 2001 of $4 million to $5 million. Our business plan includes a five-year tax planning strategy aimed at maintaining cash taxes to between 8% to 10% of our cash flow given the current price environment.

Effective January 1, 2000, the Company moved to the liability method from the deferral method of accounting for income taxes. Under this new standard, adopted by the Canadian Institute of Chartered Accountants, tax assets and liabilities must be measured using income tax rates and applying tax laws expected to apply to the taxable income in the period when the tax assets or liabilities are expected to be realized or settled. The statutory tax rates used in Canada and France are 44.6% and 37.8%, respectively.

The impact of this change on Vermilion was a charge to retained earnings of $13.6 million, a charge to capital assets of $5.7 million and the recording of a future income tax liability of $19.3 million on January 1, 2000, when these requirements were adopted. The new method was applied retroactively without restatement of the 1999 financial statements. The adjustment to retained earnings resulted primarily from the recognition of the future tax cost of past corporate acquisitions where the tax basis acquired was less than the purchase price.

TAX POOLS (December 31, 2000)	Rates	($000s)
CANADA		
Canadian Exploration Expense	100%	$ 2,233
Canadian Development Expense	30%	56,201
Canadian Oil & Gas Property Expense	10%	72,390
Undepreciated Capital Cost	25%	36,493
Share Issue Costs	1/5	3,729
Non-Capital Losses	100%	1,154
Total Canada		$ 172,200
FRANCE		
Seismic	50%	$ 2,133
Intangible costs	25%	48,433
Production tangible costs	30%	11,010
Other tangible costs & building	10%	2,000
Non-capital losses	100%	3,160
Total France		$ 66,736
Total combined		$ 238,936

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. These risks include fluctuations in commodity prices, exchange rates and interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers our risk management program as a form of insurance that protects the Company's cash flow and rate of return. The primary objective of our risk management program – an integral part of the Company's five-year business plan – is to maintain Vermilion's capital program to meet our long-term growth targets. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

In 2000, Vermilion hired a risk management consultant to assess our commodity and currency risks and assist us with the continuing development of the risk management strategy that was incorporated into the Company's planning and budgeting process in 1999. Vermilion has since hired a Vice President, Marketing, who has taken over the process full time.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, the Company uses over-the-counter financial structures. Vermilion has strict controls and guidelines in place and enacts transactions only with counterparties that have high credit ratings.

The significant volatility in world oil prices underscores the importance of effective hedging strategies. To protect our capital program, Vermilion's strategy balances an assessment of our financial position with historical pricing and market research. Guarding against commodity price declines while managing debt levels that exceed one year's hedging mechanisms has become crucial in shielding future capital programs. The following table outlines the crude oil swap transactions that we have in place for 2001. In addition, Vermilion uses a balanced portfolio approach in selling our natural gas, protecting 15% of our 2001 natural gas production from market price fluctuation, while ensuring extremely attractive operating netbacks.

HEDGING SUMMARY 2001	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	4,800	4,800	2,800	2,800
Average price – WTI (US$/bbl)	25.77	24.96	26.20	25.54
Average volume – Brent (bbls/d)	1,000	1,000	1,000	1,000
Average price – Brent (US$/bbl)	22.12	21.14	20.59	19.99

The Company's primary exposure to currency risk comes from the fact that our revenue stream in Canada and France is denominated in U.S. dollars. We are currently reviewing U.S.-dollar denominated debt instruments to balance this exposure, because the Canadian dollar has been trading at historical lows compared to its 10-year trading range. Vermilion's exposure to fluctuations in the French franc is limited primarily to reinvestment and repatriation of funds, and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from our French operations is reinvested within France, creating a natural hedge to the working capital and cash flow stream when they are converted to French francs.

>management's report to shareholders

> The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

Jeffrey S. Boyce (signed)
President & Chief Executive Officer
March 30, 2001

Stephen E. Bjornson (signed)
Vice President Finance & Chief Financial Officer

>auditors' report

To the Shareholders of Vermilion Resources Ltd.

> We have audited the consolidated balance sheet of Vermilion Resources Ltd. as at December 31, 2000 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year then ended, were reported on by another firm of Chartered Accountants that expressed an unqualified auditors' report.

Calgary, Alberta
February 16, 2001

Deloitte & Touche
Chartered Accountants

>consolidated balance sheets

($ thousands) December 31	2000	1999
Current		
Cash	$ 15,861	$ 4,567
Accounts receivable	42,530	17,458
Crude oil inventory	6,018	7,200
Prepaid expenses and other	2,692	2,079
	67,101	31,304
Deferred financing charges	1,255	1,155
Investment in Aventura (note 2b)	5,699	4,364
Capital assets (note 3)	415,648	266,520
	$ 489,703	$ 303,343
LIABILITIES & SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 71,527	$ 30,571
Long-term debt (note 4)	101,619	95,539
Provision for future site restoration (note 3)	6,253	4,321
Future income taxes (note 5)	96,865	23,859
	276,264	154,290
Commitments and contingencies (note 9)		
Shareholders' equity		
Share capital (note 6)	132,965	112,620
Retained earnings	80,474	36,433
	213,439	149,053
	$ 489,703	$ 303,343

Approved by the Board

Jeffrey S. Boyce (signed)
Director

Charles W. Berard (signed)
Director



7:21

VERMILION RESOURCES LTD.
SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2001

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of Vermilion Resources Ltd. ("Vermilion" or the "Corporation") for use at the Special and Annual Meeting of the holders of common shares (the "Common Shares") of the Corporation to be held in the Stephen Room at the Hyatt Regency hotel, 700 Centre Street South, Calgary, Alberta on Tuesday, the 29th day of May, 2001, at 3:00 p.m. (Calgary time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of the 17th day of April, 2001, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation for the fiscal years ended December 31, 1999 and 2000, to be presented at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy on matters to be considered.

APPOINTMENT AND REVOCATION OF PROXIES

Those shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Computershare Trust Company of Canada ("Computershare"), at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 by no later than 3:00 p.m. (Calgary time) on the second last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

Each shareholder submitting the proxy has the right to appoint a person to represent him or it at the Meeting other than the person designated in the form of proxy furnished by the Corporation. The shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with Computershare at the place and within the time specified above for the deposit of proxies.

A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with Computershare at the place and within the time specified above for the deposit of proxies.

Shareholders who do not hold their Common Shares in their own name (referred to herein as "beneficial shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions brokers/nominees are prohibited from voting Common Shares from their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held, and directors and officers of the Corporation do not necessarily know for whose benefit the Common Shares registered in the name of any broker or agent are held. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A beneficial shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IIC well in advance of the Meeting in order to have the Common Shares voted.**

All references to shareholders in this Information Circular and the accompanying instrument of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

EXERCISE OF DISCRETION

The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder. **The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. If any such matters should come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgement unless the shareholder has specified to the contrary or that Common Shares are to be withheld from voting. At the time of printing this Information Circular, the management of the Corporation is not aware of any such amendment, variation, or other matter.**

Unless otherwise specified, proxies in the accompanying form will be voted in favour of the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy), in favour of the appointment of Deloitte & Touche, Chartered Accountants as Auditors of the Corporation, and in favour of approving and adopting Amendment No. 5 to the Corporation's Incentive Stock Option Plan No.1, as amended by Amendment Nos. 1, 2, 3 and 4.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the proxy and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

In accordance with National Policy Statement No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 17, 2001, the Corporation had 54,372,652 Common Shares outstanding. Each Common Share confers upon the holder thereof the right to one vote.

The close of business on April 19, 2001 is the record date for the determination of holders of Common Shares who are entitled to notice of, and to attend and vote at the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares, demand not later than 10 days before the Meeting that his name be included in the list of persons entitled to attend and vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of the date hereof no person beneficially owns directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation.

SHAREHOLDERS' RIGHTS PLAN

Effective June 24, 1999 the majority of the votes cast by the shareholders of the Corporation, ratified and confirmed the Corporation's Shareholders' Rights Plan, which was approved by the board of directors and became effective on April 1, 1999. The purpose of the Shareholders Rights Plan is to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of Common Shares, shareholders will be treated equally and fairly and will be positioned to receive full value for the Common Shares. For further details on the Shareholders' Rights Plan please refer to the Management Information Circular dated May 20, 1999.

EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Vermilion's board of directors includes a compensation committee that is comprised of three directors, namely Messrs. Berard, Killi and Ghersinich, two of whom, Mr. Berard and Mr. Killi are outside directors. Mr. Ghersinich is the Executive Vice President, New Ventures for the Corporation.

Report on Executive Compensation

The Compensation Committee determines the compensation to be provided to the seven executive officers of the Corporation. Compensation for all of the officers, including the CEO, is based on the Corporation's performance in achieving certain goals and the Corporation's performance in relation to the performance of the Corporation's peers. Standard benefits are provided to all employees, including the executive officers. Executive compensation also includes participation in the Corporation's Incentive Stock Option Plan, as amended (the "Option Plan") and the Corporation's Savings Plan.

In November 2000 new positions were identified for the first year of Vermilion's five-year business plan. As part of the process, the Corporation realigned its teams, created separate departments for land, business development, engineering and marketing, promoted Steve Bjornson to Chief Financial Officer and hired Raj Patel as its Vice-President of Marketing. Long-term and short term compensation was reviewed, aligning the long term incentives with Vermilion's five-year business objectives. Training and development programs will be continually implemented to increase the knowledge and skills of employees and to plan for succession. Individuals will be rewarded for maintaining a safe and healthy environment and social activities will be continued that strengthen employee communication. Authority levels have been restructured to provide responsibility and accountability while at the same time maintaining control over significant expenditures.

Base Salary: The Compensation Committee strives to set all executive annual salaries at a level which is at the median compensation for executive officers of comparable oil and gas companies based upon a review of two independently prepared compensation survey reports by William Mercer and Towers Perrin.

Bonuses: The Compensation Committee has not established a formal policy in respect of the payment of bonuses. Although the executive officers are eligible to receive an annual bonus, the Compensation Committee is of the view that payment of bonuses should be reserved to reward operational and financial success or enhancements of shareholder value. Once the size of the annual bonus pool is determined, the amount of bonus for each executive officer (if any) is determined based on a combination of team effort, individual effort and value creation. Bonuses awarded to the executive officers are subject to the board of directors' approval.

Option Plan: The board of directors may grant stock options to purchase Common Shares to directors, officers, employees and consultants of the Corporation. Option exercise prices are set at market value as at the date prior to the date of grant. Stock options grow in value to their recipients as the trading value of the Common Shares increases. As such, the Compensation Committee believes that stock options play an important role in long-term compensation as Vermilion's executive officers benefit from their options only to the extent that shareholder value is increased. The number of stock options that have been granted in the past and that are currently outstanding are taken into account in granting new options. For the year ended 2000, executive officers who received option grants were granted 5 ½ year options that will not start to vest until 2003.

Savings Plan: The board of directors approved the implementation of an employee share ownership and RRSP savings plan (the "Savings Plan") effective May 1, 2000. As an integral part of the Corporation's incentive program, the Savings Plan represents Vermilion's ongoing commitment to maintaining a value driven approach – employees who think like owners, spend money that way. This is a voluntary plan that allows all eligible employees, including the seven executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which Vermilion will match each dollar contributed by the employee, up to a maximum of 5%. Funds contributed up to the maximum combined contribution of 10% will be used to purchase Common Shares on the open market of The Toronto Stock Exchange. Common Shares purchased through the funds contributed by the Corporation cannot be sold for a period of one year, subject to a three-month hold on the Vermilion contribution.

The Compensation Committee believes that it has been successful in providing Vermilion's executive officers with a package that combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results or increases in shareholder value.

The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee.

Joseph Killi
Charles W. Berard
Claudio Ghersinich

The following table details compensation information for the three financial years of the Corporation ended December 31, 2000 for Mr. Jeffrey Boyce, President and Chief Executive Officer of the Corporation, and Lorenzo Donadeo, Claudio Ghersinich, Steve Bjornson and Chris Baker, the Corporation's four most highly compensated executive officers (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Securities Under Options/ SARs[5] Granted #	Restricted Shares or Restricted Share Units %	LTIP Payouts $	All Other Compensation $
Jeffrey Boyce President and Chief Executive Officer	2000 1999 1998	235,000 222,000 180,000	130,000[2] 90,000[3] 90,000[4]	- - -	60,000 50,000 50,000	- - -	- - -	- - -
Lorenzo Donadeo Executive Vice President and Chief Operating Officer	2000 1999 1998	205,000 189,000 147,000	130,000[2] 90,000[3] 73,500[4]	- - -	60,000 40,000 40,000	- - -	- - -	- - -
Claudio Ghersinich Executive Vice-President, New Ventures	2000 1999 1998	205,000 189,000 147,000	130,000[2] 90,000[3] 73,500[4]	- - -	60,000 40,000 40,000	- - -	- - -	- - -
Steve Bjornson Vice-President, Finance, Corporate Secretary and Chief Financial Officer	2000 1999 1998	139,170 120,000 112,000	65,000[2] 25,000[3] 20,000[4]	- - -	60,000 25,000 111,000	- - -	- - -	- - -
Chris Baker Vice President, Exploration	2000 1999 1998	150,000 144,000 72,000[1]	60,000[2] 30,000[3] 4,000	- - -	45,000 25,000 180,000	- - -	- - -	- - -

NOTES:

(1) Mr. Baker joined the Corporation on June 29, 1998.
(2) Reflects 2000 bonus paid in 2001.
(3) Reflects 1999 bonus paid in 2000.
(4) Reflects 1997 bonus paid in 1998.
(5) Stock Appreciation Rights.

STOCK OPTIONS

The following table sets forth the details with respect to all options of the Corporation granted to the Named Executive Officers during the financial year ended December 31, 2000.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Option	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Jeffrey Boyce	60,000[(1)]	5.2%	$7.55	$7.55	June 22, 2006
Lorenzo Donadeo	60,000[(1)]	5.2%	$7.55	$7.55	June 22, 2006
Claudio Ghersinich	60,000[(1)]	5.2%	$7.55	$7.55	June 22, 2006
Steve Bjornson	60,000[(1)]	5.2%	$6.70	$6.70	June 22, 2006
Chris Baker	45,000[(1)]	3.9%	$7.55	$7.55	June 22, 2006

NOTE:

(1) The options vest in thirds, with the first third vesting in 2003, the second third vesting in 2004 and the final third vesting in 2005.

INCENTIVE STOCK OPTION PLAN

On June 13, 1996 the shareholders of the Corporation approved the Incentive Stock Option Plan No. 1 (the "Plan") that was adopted to comply with The Toronto Stock Exchange's revised policy on share incentive arrangements. The Plan was amended, with approval of the shareholders, on June 12, 1997, June 15, 1998, June 24, 1999 and May 30, 2000.

The purpose of the Plan is: i) to provide ownership in the Corporation, which supports an ownership mentality and aligns the interests of directors, executive officers and employees of the Corporation with the interests of the shareholders; and ii) to provide a long term compensation incentive that attracts and retains persons of desired experience and ability. Stock options are usually provided upon commencement of employment with the Corporation. Additional grants are made periodically to recognize the exemplary performance of, or the special contributions by, eligible individuals.

Pursuant to the Plan, the board of directors may, by resolution, grant to directors, officers, employees and consultants of the Corporation options to purchase Common Shares of the Corporation. The exercise price at which Common Shares may be purchased pursuant to an option is established as at the date prior to the date such option is granted, subject to applicable regulatory requirements. The term and vesting conditions of each option may be fixed by the board of directors when the option is granted, but the term may not exceed 10 years from the date upon which the option is granted. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 8,600,000 and the maximum number of Common Shares that may be optioned to any one person at any one time is 5% of the total number of Common Shares issued and outstanding on the date of grant. The options are not assignable and terminate upon the optionee ceasing to hold office as a director or upon the termination of the optionee's employment with the Corporation or its subsidiaries. See "Approval of Amendment No. 5 to Incentive Stock Option Plan No. 1".

The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2000 together with the number and value of unexercised options held as at December 31, 2000.

Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised In-The-Money Options at Financial Year End Excercisable/ Unexercisable ($)
Jeffrey Boyce	0	$0	183,000/127,000	$362,700/$211,800
Lorenzo Donadeo	50,000	$327,500	101,667/113,333	$226,085/$173,665
Claudio Ghersinich	0	$0	101,667/113,333	$226,085/$173,665
Steve Bjornson	70,000	$368,500	74,000/122,000	$186,500/$271,250
Chris Baker	5,000	$21,250	115,000/130,000	$271,250/$267,750

NOTE:

(1) Based on the closing price of the Common Shares on December 29, 2000 of $8.00.

EMPLOYMENT CONTRACTS

Each of the Named Executive Officers is a party to an executive employment agreement with the Corporation pursuant to which the Corporation will make a lump-sum payment to the executive in the event of termination without cause or if the executive elects to terminate his employment with the Corporation within 60 days following a "change of control" (as defined in the employment agreements). The amount of the lump sum payments in respect of Messrs. Boyce, Ghersinich, Donadeo and Bjornson is equal to 24 months salary and the cash equivalent of 24 months of benefits in effect as of the date the termination notice is given. For Mr. Baker, the amount of the lump sum payment is equal to 12 months salary and the cash equivalent of 12 months of benefits in effect as of the date the termination notice is given.

PERFORMANCE GRAPH

The following performance graph compares the yearly increase in the Corporation's cumulative total shareholder return on Common Shares over the five year period ended December 31, 2000, with the cumulative total shareholder return on the TSE 300 Index and the TSE Oil & Gas Producers Index, assuming a $100 initial investment and the reinvestment of dividends, where applicable, for a comparable period.

CUMULATIVE VALUE OF A $100 INVESTMENT


$1,200
$1,000
$800
$600
$400
$200
$-
1995
1996
1997
1998
1999
2000

	31-Dec-95	31-Dec-96	31-Dec-97	31-Dec-98	31-Dec-99	31-Dec-00
VERMILION	$100	$600	$1,100	$380	$593	$1,067
TSE 300	$100	$128	$148	$145	$191	$205
TSE OIL & GAS PRODUCERS	100	138	123	86	105	154

COMPENSATION OF DIRECTORS

The directors of the Corporation do not receive any compensation as directors of the Corporation, however, they are entitled to reimbursement for out of pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors, and are entitled to participate in the Corporation's Incentive Stock Option Plan No. 1, as amended.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSE") requires every listed company to disclose on an annual basis its approach to corporate governance with reference to guidelines contained in the TSE's by-laws (the "Guidelines"). The Corporation's board of directors has reviewed the Guidelines and is aware of its responsibility for corporate governance matters. Vermilion's approach to corporate governance with respect to the Guidelines, is described below. Where a divergence exists between the Corporation's practices and the Guidelines, the rationale is explained.

Mandate of the Board of Directors

The board of directors is statutorily mandated to manage the business and affairs of the Corporation. While day to day management of the Corporation has been delegated by the board to senior management, the board fulfills its responsibility for the broader stewardship of the Corporation's business and affairs through its activities and procedures as described below.

Other than the stock option awards provided to the unrelated directors, directors do not receive any compensation as directors of the Corporation, however they are entitled to reimbursement for out of pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors. The board of directors feels that this compensation adequately reflects the responsibilities and risks involved in being a director of an intermediate oil and gas company.

Composition of the Board of Directors

A majority of the members of the board of directors of the Corporation were not "unrelated". An "unrelated" director is one who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A "related" director is one who is not an "unrelated director".

The related directors, Jeffrey Boyce, Lorenzo Donadeo and Claudio Ghersinich are considered such, due to the offices they hold with the Corporation, being President and Chief Executive Officer, Executive Vice-President and Chief Operating Officer and Executive Vice-President, New Ventures, respectively. The remainder of the directors are "unrelated" in that, among other things, none of them has ever been employed by the Corporation, has any material contracts with the Corporation or receives any remuneration from the Corporation.

As the current board of directors feels that its size is effective for an intermediate oil and gas company, no current intention exists to reduce or otherwise alter the composition of the board of directors although the Guidelines do recommend that a board be comprised of a majority of unrelated directors.

The board has no formal orientation and education programs for new recruits to the board, however, management is always available to the board for consultation. While such a situation has not yet arisen, the board would support an individual director's engagement of an outside advisor at the expense of the Corporation in appropriate circumstances.

The Corporation does not have a "significant" shareholder as defined in the Guidelines (i.e. one "with the ability to exercise a majority of the votes for the election of the board of directors").

Committees of the Board of Directors

The board of directors has established an audit committee, a compensation committee, an environmental committee and an independent reserve committee. The Corporation does not presently have a corporate governance committee. Corporate governance issues are dealt with by the full board of directors. Currently, corporate governance issues are discussed by the board as a whole.

The audit committee is comprised of three directors, two unrelated and one related. As the composition of the audit committee does comply with the requirements of the *Business Corporations Act* (Alberta), there is no intention at this time to remove the related director from the audit committee. The audit committee meets with the Chief Financial Officer, auditors and independent engineers and reviews the Corporation's annual financial statements prior to their presentation to the full board of directors for approval. The audit committee also reviews the Corporation's systems of internal control and the independent reserve evaluation. The "unrelated" members of the audit committee meet with the Corporation's auditors independent of management and the management member of the audit committee to review the audit process. Specifically defined roles and responsibilities however for the audit committee have not been prepared.

The compensation committee is comprised of three directors, two unrelated directors and one related director. The compensation committee assesses the performance of senior management and reviews and approves the form and amount of compensation that they receive. The full board measures performance of its members as part of its review of senior management. See *"Executive Compensation" – Report on Executive Compensation"*.

The environmental committee is comprised of three directors, two unrelated directors and one related director. The environmental committee assesses the environmental and safety policies and procedures of the Corporation and other related matters. The committee reviews management's practices to ensure the Corporation is in compliance with these policies and procedures.

The independent reserve committee is comprised of two unrelated directors. Its role is to review directly with the Corporation's independent engineering firm, the evaluation report and corporate summary of the reserves and future cash flows of the oil and gas properties owned by the Corporation ensuring consistency of practices, standards and definitions, as well as reviewing the Corporation's relationship with the independent engineering firm.

The board of directors has not established and has no current intention to establish a nominating committee. Nominations for the board are generally handled by the entire board on an as required basis.

The board of directors does not currently have a system to formally assess the contribution of individual directors and has not developed a position description for the board.

Relationship between the Board of Directors and Management

The board of directors has structures and procedures in place to ensure the board of directors function independently of management. The audit committee, the compensation committee, the environmental committee and the independent reserve committee consist primarily of unrelated directors. The board of directors has informally set as the strategic objectives for senior management and also, as the position description for the President and Chief Executive Officer, the use of best efforts to maximize cash flow from operations and net earnings and the pursuit of appropriate growth opportunities, all with a view to the maximization of shareholder value. In its position description however, it does not define the limits to management's responsibilities. Budgets are prepared by senior management on at least an annual basis and are submitted to the board of directors. The board measures performance of senior management in part by the degree to which it is successful in achieving the objectives set forth in such budgets.

The board of directors actively monitors and assesses the operational and financial status of the Corporation's business including discussions surrounding risks to the Corporation. The President and Chief Executive Officer informally consults with the board of directors on a regular basis. The full board regularly receives and reviews operational and financial status reports at its meetings.

Stewardship of the Corporation

The board of directors has delegated senior management the responsibility for managing the ongoing business affairs of the Corporation, subject to compliance with the Corporation's strategic plans approved by the board. The board of directors retains responsibility for significant developments in the Corporation's strategic direction such as annual capital expenditure budgets, significant acquisitions and financing requirements. Through the control of the audit, environmental, independent reserve and compensation committees, the directors identify the Corporation's principal risks and ensure the implementation of appropriate systems to manage these risks. In addition, the board of directors approves the annual and interim financial statements, hedging, the issuance of Common Shares and stock options, disclosure and financing documents that require board approval, executive compensation, and the appointment of corporate officers.

Succession planning, including appointing, training and monitoring senior management is viewed by the directors as critical to the ongoing success of the Corporation.

Communications with Shareholders

The board of directors supports the President and Chief Executive Officer's ("CEO") assumption of primary responsibility for communications with the Corporation's shareholders, including investment analysts, investment fund managers and individual investors. The CEO ensures that communications originated by individual shareholders are responded to in a timely fashion. The CEO also meets with interested shareholders from time to time. The CEO provides to the full board informal reports on feedback that has been received from shareholders.

Expectations of Management

The board of directors' expectations of management are established through the annual planning process at which time approvals are authorized for achievable goals which are consistent with the Corporation's overall strategic plans.

Appraisal of the performance of management relative to the expectations established is conducted by the compensation committee to ensure focus is maintained on meeting the goals and strategic plans of the Corporation.

ELECTION OF DIRECTORS

At the Meeting, it is proposed that 5 directors be elected until the next annual meeting of Shareholders or until their successors are elected or appointed. There are currently 5 directors of the Corporation. Pursuant to the *Business Corporations Act* (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation or employment, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of the date hereof. The information contained herein is based upon information furnished by the respective nominee.

Name and Municipality of Residence	Date Since Service as a Director	Officer or Position with the Corporation, if any, and Principal Occupation	Voting Shares Beneficially Owned as at the Date Hereof
Jeffrey S. Boyce (1) Calgary, Alberta	1994	President and Chief Executive Officer	1,362,700
Claudio A. Ghersinich (2) Calgary, Alberta	1994	Executive Vice President, New Ventures	2,727,352
Lorenzo Donadeo (3) Calgary, Alberta	1994	Executive Vice President and Chief Operating Officer(5)	2,541,433
Charles W. Berard (1)(2)(3)(4) Calgary, Alberta	1997	Partner at Macleod Dixon, Barristers And Solicitors	8,350
Joseph Killi (1)(2)(3)(4) Calgary, Alberta	1999	President of Rosebridge Capital Corp. Inc.	10,000

NOTES:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Environmental Committee
(4) Member of the Independent Reserve Committee.
(5) Appointed Chief Operating Officer effective December 1, 2000.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described elsewhere herein, none of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which was materially affected or would materially affect the Corporation which has not been previously disclosed.

There are potential conflicts of interest to which the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. Some of the directors and officers of the of the Corporation are engaged and will continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other corporations, and situations may arise where such directors and officers will be in competition with the Corporation. Individuals concerned shall be governed in any conflicts or potential conflicts by applicable law and internal policies of the Corporation.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except that directors and officers are eligible to receive stock options pursuant to the Corporation's Incentive Stock Option Plan No. 1, as amended. Amendment No. 5 to the Incentive Stock Option Plan is to be placed before the shareholders at the Meeting for ratification and approval. See "Approval of Amendment No. 5 to Incentive Stock Option Plan No. 1".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of them is indebted or was indebted to the Corporation or any of its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to have nominated and to vote for the appointment of, as auditors of the Corporation, Deloitte & Touche, Chartered Accountants, of Calgary, Alberta (the "Auditors") at a remuneration to be fixed by the board of directors and to hold such office until the next annual meeting of the Corporation. The Auditors were first appointed as auditors of the Corporation on April 10, 2000.

APPROVAL OF AMENDMENT NO. 5 TO INCENTIVE STOCK OPTION PLAN NO. 1

The board of directors of the Corporation has amended effective December 21, 2000 its Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3 and 4 to increase the aggregate number of Common Shares reserved for the purpose of granting options by 1,240,000 Common Shares ("Amendment No. 5"). The effect of Amendment No. 5 is that the aggregate number of Common Shares that may be issued pursuant to the Plan constitutes 10% of the total number of Common Shares issued and outstanding. Since approving Amendment No. 5 the board of directors has granted 294,709 stock options in excess of the number of Common Shares available under the Plan prior to shareholder ratification of Amendment No. 5.

The board of directors of the Corporation approved Amendment No. 5 in recognition of the Corporation's need to have available to it, a sufficient number of options to be granted as an inducement to attract and retain top quality personnel. The Corporation continues to grow considerably year over year and will be continuing to operate in the international oil and gas industry with its acquisition of certain oil and gas assets in France. This growth has necessitated the hiring of additional staff and executive officers who have the expertise and knowledge the Corporation requires for its ongoing operations and continued growth. The granting of options assists the Corporation in attracting such people and ensuring their commitment to the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation.

As of the date of this Information Circular, there were 4,234,268 stock options outstanding under the Plan. Amendment No. 5 has conditionally been approved by the TSE and must also be ratified by the shareholders of the Corporation as required by the rules of the TSE, and as described below. Shareholders will therefore be asked at the Meeting to consider and, if thought fit, approve Amendment No. 5 by passing the following resolution:

BE IT RESOLVED THAT:

1) An amendment to the Corporation's Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3 and 4 (the "Option Plan") to provide for an increase of 1,240,000 in the aggregate number of Common Shares ("Amendment No. 5") reserved for issuance for the purpose of granting options pursuant to the Option Plan be and is hereby approved, ratified and confirmed;

2) Any one officer or director of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and delivered and to cause all such acts and things to be done, all for and on behalf of the Corporation, as such officer or director may consider necessary or desirable to give effect to the ratification and approval of Amendment No. 5.

In order to be approved, the foregoing resolutions must be passed by a simple majority of the votes cast by shareholders who vote in person or by proxy in respect of these resolutions at the Meeting. The full text of Amendment No. 5 is attached as Schedule "A" hereto.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Corporation will provide to any person upon request a copy of the Corporation's current Annual Information Form, the Corporation's audited financial statements contained in the Annual Report for the year ended December 31, 2000, together with the report of the auditors thereon, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements and a copy of this Information Circular.

Any request for any of these documents should be made to the Corporate Secretary, Vermilion Resources Ltd., 2800, 400 – 4th Avenue S.W. Calgary, Alberta T2P 0J4 and/or fax (403) 264-6306 and in certain cases, the Corporation may require the payment of a reasonable charge for these documents. Information can also be obtained through the Corporation's website at www.vermilionresources.com.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Jeffrey S. Boyce"

Jeffrey S. Boyce
President and Chief Executive Officer

"Steve Bjornson"

Steve Bjornson
Vice-President Finance, Corporate Secretary and Chief Financial Officer

Calgary, Alberta
April 20, 2001

SCHEDULE "A"

VERMILION RESOURCES LTD.

INCENTIVE STOCK OPTION PLAN NO. 1 – AMENDMENT NO. 5

WHEREAS, the Corporation has determined to amend Incentive Stock Option Plan No. 1 dated June 11, 1996, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 (the "Plan") as provided for herein:

1. **INTERPRETATION**

In this Amendment No. 5 (including the recital hereto) words and phrases defined in the Plan shall have the same meaning herein as in the Plan.

2. **AMENDMENT**

Subclause 4(a) of the Plan is hereby amended by deleting "8,600,000" from the first sentence thereof and by adding in its place and stead "9,840,000".

3. **GENERAL**

(a) The amendment provided for herein shall be effective as of the 21st day of December, 2000.

(b) In all other respects, the provisions of the Plan are hereby confirmed.

DATED at Calgary, Alberta this 21st day of December, 2000.

On behalf of the Board of Directors of
VERMILION RESOURCES LTD.

"Jeffrey S. Boyce"

JEFFREY S. BOYCE
President and Chief Executive Officer and Director



VERMILION RESOURCES LTD.

PROXY SOLICITED BY AND ON BEHALF OF MANAGEMENT FOR THE SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 29, 2001

The undersigned being the holder of common shares of Vermilion Resources Ltd. (the "Corporation") hereby nominates, constitutes and appoints Mr. Jeffrey Boyce, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him Mr. Steve Bjornson, Vice-President Finance, Corporate Secretary and Chief Financial Officer of the Corporation, of Calgary, Alberta, or ____________________ ____________________ as the lawful attorney and proxy of the undersigned to attend the Special and Annual Meeting of the Corporation to be held on May 29, 2001, in Calgary, Alberta and at any adjournment or adjournments thereof, and to represent and vote all the common shares of the undersigned in the same manner, to the same extent and with the same powers as if the undersigned were present at such meeting or at any adjournment or adjournments thereof, and without limiting the generality of the foregoing, to vote shares represented by this instrument of proxy in the following manner:

1. The election of those persons named as proposed directors in the Management Information Circular accompanying this instrument of proxy.

   ☐ **FOR** ☐ **WITHHELD**

2. The appointment of Deloitte & Touche, Chartered Accountants, of Calgary, Alberta, as the auditors of the Corporation at a remuneration to be fixed by the board of directors.

   ☐ **FOR** ☐ **WITHHELD**

3. To approve and adopt Amendment No. 5 to the Corporation's Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3 and 4.

   ☐ **FOR** ☐ **AGAINST**

4. To vote in their discretion upon any other business which may properly come before the meeting or any adjournment thereof.

The undersigned hereby revokes any proxy previously given.

DATED this__ day of ________, 2001.

____
(Signature of Shareholder)

____
(Name of Shareholder)

____
(Number of Common Shares Voted)

(See reverse side)

NOTE

The instrument appointing a proxy must be in writing and must be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation under its corporate seal or by an officer or attorney thereof duly authorized.

The shareholder submitting the proxy shall have the right to appoint a person or corporation (who need not be a shareholder of the Corporation) to represent him or it at the meeting other than the person named above. The shareholder may exercise this right by striking out the names of the persons designated above and inserting the name of the desired representative in the blank space provided or by completing another form of proxy. The common shares represented by this instrument of proxy will be voted as directed by the shareholder, but if no direction is made, they will be voted in favour of all matters described above.

In order for this proxy to be effective, it must be deposited at the offices of Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 1E7 no later than 3:00 p.m. (Calgary time) on May 25, 2001.

If amendments or variations to any matter identified in the Notice of Meeting or any new matters properly come before the meeting or any adjournment thereof, this instrument of proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with his best judgement. At the date of the Notice of Meeting, the management of the Corporation knows of no such matters to come before the meeting other than the matters referred to in the Notice of Meeting.

Unless otherwise specified, proxies in the accompanying form will be voted for the resolutions referred to in items 1 through 3.

>management's report to shareholders

The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

Jeffrey S. Boyce (signed)
President & Chief Executive Officer
March 30, 2001

Stephen E. Bjornson (signed)
Vice President Finance & Chief Financial Officer

>auditors' report

To the Shareholders of Vermilion Resources Ltd.

We have audited the consolidated balance sheet of Vermilion Resources Ltd. as at December 31, 2000 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 1999 and for the year then ended, were reported on by another firm of Chartered Accountants that expressed an unqualified auditors' report.

Calgary, Alberta
February 16, 2001

Deloitte & Touche
Chartered Accountants

Consolidated balance sheets

($ thousands)

December 31	2000	1999
Assets		
Current		
Cash	$ 15,861	$ 4,567
Accounts receivable	42,530	17,458
Crude oil inventory	6,018	7,200
Prepaid expenses and other	2,692	2,079
	67,101	31,304
Deferred financing charges	1,255	1,155
Investment in Aventura (note 2b)	5,699	4,364
Capital assets (note 3)	415,648	266,520
	$ 489,703	$ 303,343
Liabilities and shareholders' equity		
Current		
Accounts payable and accrued liabilities	$ 71,527	$ 30,571
Long-term debt (note 4)	101,619	95,539
Provision for future site restoration (note 3)	6,253	4,321
Future income taxes (note 5)	96,865	23,859
	276,264	154,290
Commitments and contingencies (note 9)		
Shareholders' equity		
Share capital (note 6)	132,965	112,620
Retained earnings	80,474	36,433
	213,439	149,053
	$ 489,703	$ 303,343

Approved by the Board

Jeffrey S. Boyce (signed)
Director

Charles W. Berard (signed)
Director

>consolidated statements of earnings and retained earnings

($ thousands, except per share amounts)

Years Ended December 31	2000	1999
REVENUE		
Petroleum and natural gas revenue	$ 234,653	$ 108,443
Royalties, net of ARTC	55,530	21,724
	179,123	86,719
Other income	2,277	-
	181,400	86,719
EXPENSES		
Production	25,201	19,990
Interest	9,972	7,202
General and administration	6,617	5,058
Foreign exchange	642	385
Depletion and depreciation	31,797	20,308
	74,229	52,943
Earnings before income taxes and other item	107,171	33,776
Income taxes (note 5)		
Future	43,380	14,356
Current (recovery)	2,149	(978)
Capital	728	266
	46,257	13,646
Other item		
Equity in (income) losses of affiliate (note 2b)	(535)	122
NET EARNINGS	61,449	20,008
Excess of consideration paid over stated value of shares purchased (note 6)	(3,849)	(145)
Adoption of new accounting policy (note 5)	(13,559)	-
RETAINED EARNINGS, BEGINNING OF YEAR	36,433	16,570
RETAINED EARNINGS, END OF YEAR	$ 80,474	$ 36,433
NET EARNINGS PER COMMON SHARE		
Basic	$ 1.17	$ 0.40
Fully diluted	$ 1.11	$ 0.37

> consolidated statements of cash flows

($ thousands, except per share amounts) Years Ended December 31	2000	1999
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net earnings	$ 61,449	$ 20,008
Items not affecting cash:		
Depletion and depreciation	31,797	20,308
Unrealized foreign exchange loss	454	188
Amortized deferred financing charges	1,606	365
Equity in (income) losses of affiliate	(535)	122
Future income taxes	43,380	14,358
Funds generated from operations	138,151	55,349
Changes in non-cash working capital	13,370	(14,035)
	151,521	41,314
INVESTING		
Drilling and development of petroleum and natural gas properties	(96,034)	(45,347)
Acquisition of capital assets, net	(36,779)	(947)
Corporate acquisition (note 2a)	(8,460)	-
Acquisition of investment (note 2b)	(800)	(114)
	(142,073)	(46,408)
FINANCING		
Issue of common shares for cash, net of share issue costs	3,767	8,399
(Decrease) increase in long-term debt	(520)	1,636
Increase in deferred financing charges	(1,707)	(1,556)
	1,540	8,479
Foreign exchange gain (loss) on cash held in a foreign currency	306	(188)
NET INCREASE IN CASH	11,294	3,197
CASH, BEGINNING OF YEAR	4,567	1,370
CASH, END OF YEAR	$ 15,861	$ 4,567
FUNDS GENERATED FROM OPERATIONS PER COMMON SHARE		
Basic	$ 2.63	$ 1.12
Fully diluted	$ 2.49	$ 1.01
SUPPLEMENTARY INFORMATION - CASH PAYMENTS		
Interest	$ 8,124	$ 7,505
Income taxes	$ (358)	$ 569

>notes to the consolidated financial statements

Years Ended December 31, 2000 and 1999

(Tabular amounts in thousands of dollars, except as indicated)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

PETROLEUM AND NATURAL GAS OPERATIONS

The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a significant change in the rate of depletion and depreciation.

The costs of significant unevaluated properties are excluded from the depletion and depreciation base. The carrying value is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes. Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES

Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France, are valued at current estimated selling price net of related expenses.

STOCK-BASED COMPENSATION PLAN

Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital.

DEFERRED FINANCING CHARGES

Deferred financing charges relate to the costs associated with long-term debt. The deferred financing costs associated with long-term debt are amortized on a straight-line basis over the life of the debt obligation.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial instruments to hedge its exposure to fluctuations in oil and natural gas prices, foreign exchange rates and interest rates. Gains or losses from these activities are reported as adjustments to the related revenue or expense accounts when the gain or loss is realized.

EARNINGS PER SHARE

Earnings per share and funds from operations per share are calculated using the weighted average number of shares outstanding during the year. Fully diluted earnings per share and funds from operations per share, where applicable, reflect the exercise of options and issuance of common shares for warrants as if issued at the later of the date of grant or the beginning of the year.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

FOREIGN CURRENCY TRANSLATION

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates.
- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

FUTURE INCOME TAXES

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Previously, the Company followed the deferral method, which determined deferred income taxes based on the differences in the timing of income and expenses reported for financial accounting purposes from those reported for income tax purposes. The new method was applied retroactively without restatement of the 1999 financial statements.

2 BUSINESS ACQUISITION AND INVESTMENT

a) On June 28, 2000, the Company signed a letter agreement to purchase all of the outstanding shares of Big Sky Resources Inc. (Big Sky), a private Canadian oil and gas company, for total consideration of $23,472,000 including cash and non-cash consideration. The arrangement closed on August 10, 2000, at which time Big Sky became a wholly owned subsidiary of the Company. The acquisition of Big Sky was accounted for using the purchase method of accounting, effective from August 10, 2000, as follows:

Allocation of purchase price:	
Capital assets	$ 40,800
Current assets	1,336
Current liabilities	(3,659)
Future income taxes	(8,075)
Long-term debt	(6,600)
Site restoration	(330)
	23,472
Common share consideration (note 6)	(15,012)
Cash consideration	$ 8,460

b) Effective October 20, 1999, the Company acquired 43,714,000 warrants of Del Mar Energy Inc. (renamed Aventura Energy Inc. (Aventura)) in exchange for a royalty interest on certain petroleum and natural gas properties. In December 1999, the Company purchased 431,280 shares for cash consideration of $90,569, and on August 31, 2000, the Company purchased an additional 3,200,000 shares for cash consideration of $800,000. The Company has an approximate 39% equity ownership in Aventura and has accounted for the investment using the equity method. The investment is recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition.

3. CAPITAL ASSETS

2000	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$ 488,882	$ 73,974	$ 414,908
Furniture and equipment	2,018	1,278	740
	$ 490,900	$ 75,252	$ 415,648

1999	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	$ 304,603	$ 38,818	$ 265,785
Furniture and equipment	1,293	558	735
	$ 305,896	$ 39,376	$ 266,520

As at December 31, 2000, costs of $12,352,000 (1999 - $11,015,000) for unproven properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $1,861,000 (1999 - $495,000) of overhead costs related to exploration and development activities.

The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2000, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves are $23,723,355 (1999 - $20,066,000).

4. LONG-TERM DEBT

At December 31, 2000, the Company had a line of credit of $180 million (1999 - $160 million) with a banking syndicate which has a one-year extendible revolving period. Interest is payable based on the Company's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the new loan facility includes a $400 million floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France.

On January 10, 2001, the Company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices.

5. FUTURE INCOME TAXES

As stated in note 1, the Company adopted the liability method of accounting for income taxes effective on January 1, 2000, on a retroactive basis without restatement of the previously issued financial statements. The effect of the adoption of the new policy on the balances at January 1, 2000, was as follows:

Increase capital assets	$ 5,708
Decrease retained earnings	13,559
Increase future income tax	19,267

The adjustment to retained earnings resulted primarily from the recognition of the future tax cost related to past corporate acquisitions where the tax basis acquired was less than the purchase price.

The components of the future income tax liability at December 31, 2000, are as follows:

Taxable temporary differences	$ 100,237
Loss carryforwards	(1,708)
Share issue costs	(1,664)
	$ 96,865

The change in accounting policy from the deferral method of accounting for income taxes to the liability method has reduced net earnings in the current year by $130,000.

The provision for income taxes differs from the result which would be obtained had the combined statutory income tax rates for the respective Canadian and foreign jurisdictions been applied to net earnings. The actual income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 44.6%.

	2000	1999
Earnings before income taxes	$ 107,171	$ 33,776
Corporate tax rate	44.6%	44.6%
Expected tax expense	47,798	15,064
Increase (decrease) in taxes resulting from		
Non-deductible Crown payments	17,840	5,661
Resource allowance	(15,072)	(4,954)
Alberta Royalty Tax Credit	(89)	(567)
Foreign tax rate differentials *	(3,536)	(1,983)
French statutory tax rate change	(632)	-
Capital taxes	728	266
Non-deductible depletion	-	1,209
Other	-	(72)
Foreign exchange	(780)	(978)
Provision for income taxes	$ 46,257	$ 13,646

At December 31, 2000, the Company has approximately $172.2 million (1999 - $87.0 million) of tax deductions for Canadian income tax purposes and approximately $66.7 million (1999 - $76.7 million) of tax deductions for French income tax purposes.

* The corporate tax rate in France was 37.76% in 2000 (1999 - 39.99%).

[illegible]

Authorized

Unlimited number of common shares

Unlimited number of preferred shares

Common shares issued

	Number of Shares	Amount
Balance, December 31, 1998	49,188,517	$ 107,187
Stock options exercised for cash	740,976	1,711
Flow-through share offering	1,500,000	7,500
Share issue costs, net of tax of $236	-	(292)
Shares acquired under normal course issuer bids	(69,200)	(139)
Tax effect on flow-through shares issued	-	(3,347)
Balance, December 31, 1999	51,360,293	112,620
Common shares issued on business acquisition (note 2a)	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of future tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	**54,489,920**	**$ 132,965**

FLOW-THROUGH SHARES

Pursuant to flow-through share agreements dated December 20, 2000, the Company had renounced resource expenditures of $5,375,000 prior to February 28, 2001. The Company is committed to incur the qualifying expenditures prior to December 31, 2001.

STOCK OPTIONS

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. At December 31, 2000, the Company has outstanding a total of 4,596,367 (1999 - 4,649,167) options under the stock option plan. The options are exercisable at prices from $0.70 to $8.10 and expire at various dates between 2001 and 2005.

The following tables summarize information about the Company's stock options at December 31, 2000:

	2000		1999	
	Number of Options	**Average Exercise Price**	Number of Options	Average Exercise Price
Balance, beginning of year	**4,649,167**	**$ 4.25**	4,656,643	$ 4.08
Granted	**1,350,500**	**7.06**	1,206,500	4.17
Exercised	**(1,275,632)**	**3.57**	(740,976)	2.31
Cancelled	**(127,668)**	**5.85**	(473,000)	5.41
Balance, end of year	**4,596,367**	**$ 5.22**	4,649,167	$ 4.25
Exercisable, end of year	**1,801,117**	**$ 4.75**	1,693,666	$ 4.12

Range of Exercise Prices	Options Outstanding				Options Exercisable		
	Number Outstanding	Average Remaining Life in Years		Average Exercise Price	Number Exercisable		Average Exercise Price
$0.70 – $2.99	17,500	1.5	$	0.96	17,500	$	0.96
$3.00 – $4.99	2,454,600	2.5		4.13	1,248,950		4.11
$5.00 – $8.10	2,124,267	3.5		6.53	534,667		6.37
	4,596,367		$	5.22	1,801,117	$	4.75

NORMAL COURSE ISSUER BIDS

Effective October 28, 2000, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,711,846 common shares, and will terminate on October 27, 2001.

During the year ended December 31, 2000, the Company acquired 853,700 (1999 – 69,200) common shares, under the current and a prior normal course issuer bid, for cash consideration totalling $5,901,000 (1999 – $284,000). As the consideration paid exceeded the stated value of the shares, the amount of the excess, totalling $3,849,000 (1999 – $145,000), was recorded as a reduction of retained earnings.

FINANCIAL INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2000, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 1,749,000 barrels (approximately 4,800 barrels per day) in 2001 and 730,000 (approximately 2,000 barrels per day) in 2002. The hedge prices range from US$21.50 to US$29.93 and mature during calendar years 2001 and 2002. At December 31, 2000, the fair value of the oil swaps was a loss of approximately Cdn$465,000 (using an average exchange rate of $0.68). The Company does not obtain collateral or other security to support its oil swap agreements; however, any swap agreement executed with any of its banking syndicate members rank pari passu with the security arrangement within the bank loan facility.

The company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2000, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term is for three years beginning January 1, 2001, and ending December 31, 2003.

FAIR VALUES

The carrying values of cash, accounts receivable, investments, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2000 and 1999. Long-term debt with variable interest rates is assumed to be at fair value and is not revalued.

8. SEGMENTED INFORMATION

The Company has operations in Canada and France, and our entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2000	1999
PETROLEUM AND NATURAL GAS REVENUES		
Canada	$ 161,534	$ 59,348
France	73,119	49,095
	$ 234,653	$ 108,443
NET EARNINGS		
Canada	$ 38,580	$ 11,036
France	22,869	8,972
	$ 61,449	$ 20,008
FUNDS GENERATED FROM OPERATIONS		
Canada	$ 89,243	$ 31,669
France	48,908	23,680
	$ 138,151	$ 55,349
CAPITAL EXPENDITURES (INCLUDING ACQUISITIONS)		
Canada	$ 140,466	$ 36,058
France	25,072	10,236
	$ 165,538	$ 46,294
TOTAL ASSETS		
Canada	$ 330,495	$ 174,540
France	159,208	128,803
	$ 489,703	$ 303,343

9. COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company had a letter of credit outstanding for 17,910,000 French francs (approximately Cdn$3.9 million) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2001 and has a 10% drawdown upon annual renewal.

10. COMPARATIVE FIGURES

The presentation of certain accounts for the previous year has been changed to conform to the presentation adopted for the current year.

Year ended December 31	2000 Gross (acres)	2000 Net (acres)	2000 Value ($mm)	1999 Gross (acres)	1999 Net (acres)	1999 Value ($mm)
CANADA						
Chip Lake	179,520	130,075	$ 10.2	131,834	100,133	$ 11.0
Utikuma	104,605	70,899	7.6	31,520	22,736	1.1
Mastin Lake	127,520	105,635	4.2	-	-	-
Southern Foothills	64,159	29,504	1.6	30,334	10,251	1.0
Total Canada	475,804	336,113	29.6	193,688	133,120	13.1
FRANCE						
Aquitaine Basin	302,872	287,140	8.3	265,000	265,000	7.6
Paris Basin	601,365	462,565	13.3	567,000	439,625	12.7
Aquitaine Maritime	605,500	60,550	1.7	635,500	60,550	1.7
Total France	1,509,737	810,055	23.3	1,457,500	765,175	22.0
Total combined	1,985,541	1,146,168	$ 52.9	1,651,168	898,295	$ 35.1

(number of wells)	2000 Gross	2000 Net	1999 Gross	1999 Net	1998 Gross	1998 Net	1997 Gross	1997 Net
CANADA								
Oil	19	15.6	14	11.4	5	5.0	3	2.7
Gas	34	24.2	19	13.1	16	12.5	11	10.5
Dry	19	16.1	7	4.6	3	2.2	1	0.1
Total Canada	72	55.9	40	29.1	24	19.7	15	13.6
FRANCE								
Oil	7	7.0	-	-	8	8.0	2	2.0
Gas	-	-			-	-		-
Suspended	-	-	-	-	2	2.0	-	-
Dry	1	1.0	-		1	1.0	-	-
Total France	8	8.0	-	-	11	11.0	2	2.0
Total combined	80	63.9	40	29.1	35	30.7	17	15.6

December 31	2000 Exploration Gross	2000 Exploration Net	2000 Development Gross	2000 Development Net	2000 Total Gross	2000 Total Net	1999 Exploration Gross	1999 Exploration Net	1999 Development Gross	1999 Development Net	1999 Total Gross	1999 Total Net
CANADA												
Oil	3	2.9	16	12.7	19	15.6	-	-	14	11.4	14	11.4
Gas	12	6.8	22	17.4	34	24.2	9	6.4	10	6.7	19	13.1
Dry	12	9.7	7	6.4	19	16.1	3	2.0	4	2.6	7	4.6
Total	27	19.4	45	36.5	72	55.9	12	8.4	28	20.7	40	29.1
FRANCE												
Oil	0	0.0	7	7.0	7	7.0	-	-	-	-	-	-
Gas	0	0.0	0	0.0	0	0.0	-	-	-	-	-	-
Dry	1	1.0	0	0.0	1	1.0	-	-	-	-	-	-
Total	1	1.0	7	7.0	8	8.0	-	-	-	-	-	-
COMBINED												
Oil	3	2.9	23	19.7	26	22.6	-	-	14	11.4	14	11.4
Gas	12	6.8	22	17.4	34	24.2	9	6.4	10	6.7	19	13.1
Dry	13	10.7	7	6.4	20	17.1	3	2.0	4	2.6	7	4.6
Total	28	20.4	52	43.5	80	63.9	12	8.4	28	20.7	40	29.1

(Natural Gas at 6:1)	2000 Crude Oil & NGLs (bbls/d)	2000 Natural Gas (mmcf/d)	2000 Average (boe/d)	1999 Crude Oil & NGLs (bbls/d)	1999 Natural Gas (mmcf/d)	1999 Average (boe/d)	1998 Crude Oil & NGLs (bbls/d)	1998 Natural Gas (mmcf/d)	1998 Average (boe/d)
CANADA									
Chip Lake	2,533	26.89	7,015	2,142	23.53	6,064	[illegible]	15.86	4,067
Utikuma	3,354	0.55	3,446	1,723	0.47	1,801	155	-	155
Mastin Lake	51	3.03	556	-	-	-	-	-	-
Southern Foothills	289	8.64	1,729	104	2.15	462	[illegible]	1.20	269
Total Canada	6,227	39.11	12,746	3,969	26.15	8,327	1,666	17.66	4,531
FRANCE									
Aquitaine Basin	3,672	-	3,672	3,637		3,637	3,696		3,696
Paris Basin	1,442	-	1,442	1,565	-	1,565	1,791	-	1,791
Other	320	0.97	481	391	1.26	601	337	1.62	607
Total France	5,434	0.97	5,595	5,593	1.26	5,806	6,027	1.62	6,297
Total combined	11,661	40.08	18,341	9,562	27.43	14,133	7,715	18.68	10,828

	Canada Natural Gas (mmcfd)	Canada Crude oil & NGLs (bbls/d)	Canada Gas at 10:1 (boe/d)	France Natural Gas (mmcfd)	France Crude oil & NGLs (bbls/d)	France Gas at 10:1 (boe/d)	Total Natural Gas (mmcfd)	Total Crude oil & NGLs (bbls/d)	Total Gas at 10:1 (boe/d)
Production Q4 1999	28.8	4,819	7,699	1.3	5,471	5,596	30.0	10,290	13,292
Decline on base production	(5.2)	(752)	(1,273)	(0.3)	(355)	(382)	(5.5)	(1,107)	(1,655)
New additions (2000)	29.5	1,475	4,429	0.0	551	551	29.6	2,026	4,980
Decline on additions (2000)	(3.0)	(147)	(442)	0.0	(50)	(50)	(3.0)	(197)	(492)
Acquisitions (2000)	0.0	1,538	1,538	0.0	0	0	0.0	1,538	1,538
Production Q4 2000	50.1	6,933	11,948	1.0	5,617	5,715	51.1	12,550	17,663

	2000	1999	1998	1997	1996
EXPENDITURES ($mm)					
Drilling & development	$ 94.5	$ 44.5	$ 80.9	$ 40.5	$ 6.9
Property acquisitions	36.8	1.0	34.0	46.0	12.2
Corporate acquisitions	32.7		32.7		
	$ 164.0	$ 45.5	$ 148.0	$ 86.5	$ 19.1
RESERVE ADDITIONS (gas at 10:1)					
Proven reserves (mmboe)	16.4	7.3	23.6	36.9	6.0
Finding & development costs ($/boe)	9.00	6.20	6.28	2.34	3.16
RESERVE ADDITIONS (gas at 6:1)					
Proven reserves (mmboe)	19.9	8.9	26.7	39.5	6.7
Finding & development costs ($/boe)	8.24	5.08	5.55	2.19	2.39
Finding & development cost averages (gas at 10:1)					
Three-year average (1998 – 2000) ($/boe)	7.56				
Four-year average (1997 – 2000) ($/boe)	5.27				
Five-year average (1996 – 2000) ($/boe)	5.13				

Net — Gross

96 45
97 254
98 884
99 638
00 1,146

Net — Gross

96 7.8
97 15.6
98 30.7
99 29.1
00 63.9

96 2.19
97 2.19
98 5.55
99 5.08
00 8.24

	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	2000 Total ($/boe)	Crude Oil & NGLs ($/bbl)	Natural Gas ($/mcf)	1999 Total ($/boe)
CANADA						
Prices	$ 41.15	$ 5.56	$ 46.79	$ 25.14	$ 2.77	$ 26.18
Oil hedging costs	(5.31)	-	(3.26)	(2.45)	-	(1.48)
Royalties	(10.23)	(1.62)	(12.54)	(4.94)	(0.64)	(5.52)
Lifting costs	(3.62)	(0.34)	(3.53)	(3.12)	(0.39)	(3.44)
Operating netback	$ 21.99	$ 3.62	$ 27.46	$ 14.63	$ 1.74	$ 15.74
FRANCE						
Prices	$ 38.52	$ 4.40	$ 38.62	$ 24.87	$ 2.99	$ 24.96
Oil hedging costs	(2.84)	-	(2.50)	(1.80)	-	(1.47)
Royalties	(4.47)	(0.23)	(4.44)	(4.11)	(0.15)	(4.05)
Lifting costs	(5.47)	(3.53)	(5.99)	(5.48)	(1.18)	(5.62)
Operating netback	$ 26.04	$ 0.64	$ 25.69	$ 13.78	$ 1.66	$ 13.84
COMBINED						
Prices	$ 39.93	$ 5.55	$ 43.91	$ 24.98	$ 2.78	$ 25.62
Oil hedging costs	(4.02)	-	(2.09)	(1.90)	–	(1.47)
Royalties	(7.55)	(1.59)	(9.69)	(4.46)	(0.62)	(4.84)
Lifting costs	(4.46)	(0.41)	(4.39)	(4.50)	(0.43)	(4.45)
Operating netback	$ 23.68	$ 3.55	$ 26.84	$ 14.12	$ 1.73	$ 14.66

	Revenue ($/boe)	Hedging ($/boe)	Royalties ($/boe)	Lifting Costs ($/boe)	Operating Netback ($/boe)
CANADA					
Chip Lake	$ 47.01	$ (2.50)	$ (13.35)	$ (3.46)	$ 27.72
Utikuma	44.40	(5.23)	(10.61)	(3.28)	25.28
Marlin Lake	60.28	(0.77)	(15.58)	(6.21)	37.73
Southern Foothills	48.80	(1.33)	(14.13)	(3.75)	29.56
Average Canada	$ 46.79	$ (3.26)	$ (12.54)	$ (3.53)	$ 27.46
FRANCE					
Aquitaine Basin	$ 39.46	$ (2.55)	$ (5.39)	$ (5.42)	$ 26.09
Paris Basin	39.23	(2.54)	(2.46)	(5.55)	28.68
Other	29.14	(1.88)	(2.86)	(12.47)	11.93
Average France	$ 38.67	$ (2.50)	$ (4.44)	$ (5.99)	$ 25.69
Average combined	$ 43.91	$ (2.09)	$ (9.69)	$ (4.39)	$ 26.84

96	97	98	99	00
		7.40		26.84

December 31 ($000s)	2000	1999	1998	1997	1996
Proven plus 50% probable[1]	$864,779	$450,968	$350,117	$305,209	$ 65,598
Undeveloped land (Canada)	29,586	13,058	10,237	6,631	3,447
Undeveloped land (France)[2]	23,289	22,000	22,000	-	-
Seismic	8,987	5,293	6,113	-	-
Aventura	9,320	-	-	-	-
Total debt & working capital	(106,045)	(94,703)	(110,236)	(20,428)	(5,717)
Exercise of warrants & stock options	24,008	19,758	19,063	12,657	2,742
Total assets	$853,924	$422,375	$337,532	$304,111	$ 66,070
Fully diluted common shares (000s)	59,086	56,009	53,845	45,550	32,985
Net asset value ($/fully diluted share)					
Discounted at 15%/year, before tax	$ 14.45	$ 7.54	$ 6.27	$ 6.67	$ 2.00
Discounted at 10%/year, after tax	$ 12.37				

1 Discounted at 15%/year

2 Undeveloped land in France is based on capital commitments to retain the exploration & production permits

SELECTED FINANCIAL RATIOS

	2000	1999	1998	1997	1996
Return on shareholders' equity (%)	34	15	3	21	14
Return on invested capital (%)	21	10	2	12	6
Earnings to cash flow (%)	45	36	18	43	36
Debt to equity[1]	0.50	0.64	0.89	0.26	0.54
Debt to cash flow[1]	0.8:1	1.7:1	5.6:1	0.8:1	2.6:1
Share price to earnings multiple (basic)[2]	6.8	11.1	40.7	27.5	50.0
Share price to cash flow multiple (basic)[2]	3.0	4.0	6.8	11.9	18.8
Proved boe reserves/fully diluted share	1.29	1.37	1.37	0.95	0.25
Recycle ratio	2.4	2.0	0.9	1.7	3.1

1 Includes working capital

2 Share price at December 31

96	97	98	99	00
	43	18		

($ millions except as indicated)	2000	1999	1998	1997	1996
Revenues	$ 234.7	$ 108.4	$ 55.7	$ 51.7	$ 9.3
Cash flow from operations	138.2	55.3	19.6	26.1	5.2
Per share, basic ($)	2.63	1.12	0.42	0.70	0.24
Net earnings	61.4	20.0	3.4	11.4	1.9
Per share, basic ($)	1.17	0.40	0.07	0.30	0.09
Capital expenditures	165.5	46.3	149.8	78.0	27.4
Total assets	489.7	303.3	264.7	133.2	44.2
Total long-term debt	101.6	95.5	93.9	17.5	13.4
Shareholders' equity	$ 213.4	$ 149.1	$ 123.8	$ 77.7	$ 21.5
Common shares outstanding (millions)					
End of period	64.6	51.4	49.2	42.3	29.9
Weighted average	52.5	49.6	46.7	37.6	21.4
Fully diluted, end of period	59.1	56.0	53.8	45.6	35.0
Share trading ($)					
High	$ 8.85	$ 6.85	$ 9.25	$ 9.75	$ 4.50
Low	4.00	2.00	2.50	3.85	0.70
Close	$ 8.60	$ 4.45	$ 2.85	$ 8.25	$ 4.50
Production					
Crude oil (bbls/d)	9,948	6,233	6,677	4,825	2,78
NGLs (bbls/d)	1,713	1,260	838	653	318
Natural gas (mmcf/d)	40.1	27.4	18.7	11.0	7.6
Total (boe/d gas at 10:1)	15,669	12,305	9,553	6,575	3,357
Total (boe/d gas at 6:1)	18,341	14,133	10,828	7,305	3,814
Average selling price					
WTI reference (US$/bbl)	$ 30.19	$ 19.24	$ 14.40	$ 20.61	$ 22.01
Crude oil ($/bbl)	38.40	23.64	14.34	22.33	26.93
NGLs ($/bbl)	33.05	19.43	13.18	19.93	21.50
Natural gas ($/mcf)	5.55	2.76	2.29	2.41	1.63
Operating cost ($/boe)	4.39	4.45	5.51	5.87	3.16
Operating netback ($/boe)	26.84	14.86	7.40	12.94	13.53
Cash flow netback ($/boe)	$ 24.09	$ 12.32	$ 5.56	$ 11.90	$ 10.78
Reserves (proven plus 50% probable)					
Crude oil (mmbbls)	60.7	54.6	51.5	34.9	1.9
NGLs (mmbbls)	7.6	8.4	7.8	5.5	2.8
Natural gas (bcf)	189.8	146.6	140.0	104.5	65.0
Total (mmboe gas at 10:1)	87.3	77.7	73.3	59.8	10.1
Total (mmboe gas at 6:1)	100.0	87.4	82.7	57.7	11.1
Reserve replacement as a % of production	286	161	674	1,540	1,261
Undeveloped landholdings (thousand net acres)	1,146	698	844	256	45
Net asset value ($/share, NPV 15%, before tax)	$ 14.45	$ 7.54	$ 6.27	$ 6.67	$ 2.00
Finding & development costs ($/proven boe)	$ 9.98	$ 6.70	$ 6.28	$ 2.34	$ 3.16
Employees at annual report date	123	108	92	72	23

03 JAN 23 AM 7:21

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 25, 2001

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobiiéres du Québec
Toronto Stock Exchange

Dear Sirs:

Subject: **VERMILION RESOURCES LTD.**

We confirm that the following material was sent by pre-paid mail on April 24, 2001, to the registered shareholders of common shares of the subject Corporation:

1. 2000 Annual Report
2. Notice of Meeting / Management Information Circular
3. Proxy
4. Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List Cards, were sent by courier on April 24, 2001, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
D. Paul
Administrator
Stock Transfer Services

cc: Vermilion Resources Ltd.
Attention: Heather Strang

VermResC.lwp

c5030
r f BC-Vermilion-Results 05-15 3381
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Releases Record First Quarter 2001 Financial and Operating Results

CALGARY, May 15 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on first quarter 2001 financial and operating performance, including record financial results for the eighth consecutive quarter.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated.

HIGHLIGHTS:

- Several new pool discoveries were made during the quarter along with significant pool extensions in France, the limits of which have yet to be fully defined.
- Three-month earnings of $23.6 million or $0.44 per share are 2.5 times the $9.4 million or $0.18 per share reported for the same period a year ago.
- Cash flow for the period more than doubled to $50.1 million or $0.92 per share compared with $23.6 million or $0.46 per share for the first quarter 2000.
- Production volumes averaged 21,642 boe/d (18,126 at 10:1) up 44% relative to the same period a year ago and include a 55% increase in natural gas production. Approximately 1,600 boe/d (1,000 at 10:1) of production from successful exploration drilling remained shut-in for strategic reasons.
- Vermilion's operations and cash flow netbacks reached record levels of $28.39/boe ($33.90 at 10:1) and $25.70/boe ($30.68 at 10:1) reflecting a 50% improvement over the first quarter of 2000.
- The company's return on equity was 10.6% for the quarter on target for an annual return on equity in excess of 30 percent.

<<

Financial (Cdn. $000's except share and per share amounts, unaudited)	Three months ended March 31, 2001	2000
Petroleum & Natural Gas Revenues	$ 82,711	$ 39,193
Cash Flow from Operations	50,054	23,558
Per Share, Basic	0.92	0.46
Per Share, Fully Diluted	0.89	0.45
Net Earnings	23,615	9,436
Per Share, Basic	0.44	0.18
Per Share, Fully Diluted	0.42	0.18
Capital Expenditures	39,519	21,821
Total Assets	511,632	331,734
Working Capital (Deficit)	(3,673)	5,406
Long-Term Debt	95,498	99,403
Shareholders' Equity	$ 234,095	$ 144,538
Common Shares Outstanding		
Basic	54,283,652	51,377,559
Fully Diluted	58,442,420	55,908,792
Weighted Average Common Shares Outstanding		
Basic	54,268,467	51,303,685

Fully Diluted	58,335,763	55,883,540
Share Trading		
High	$ 11.90	$ 6.50
Low	7.15	4.00
Close	$ 11.00	$ 6.00
Operations		
Production		
Crude oil (bbls/d)	11,227	8,824
Natural gas liquids (bbls/d)	1,625	1,405
Natural gas (mcf/d)	52,743	29,002
Total (boe/d at 10:1)	18,126	13,129
Total (boe/d at 6:1)	21,642	15,063
Average selling price		
WTI reference price (US$ per bbl)	$ 28.69	$ 28.72
Crude oil (per bbl)	36.93	34.22
Natural gas liquids (per bbl)	45.13	25.40
Natural gas (per mcf)	8.17	3.21
Operations netback (per boe at 10:1)	33.90	21.65
Operations netback (per boe at 6:1)	28.39	18.87
Cash flow netback (per boe at 10:1)	30.68	19.72
Cash flow netback (per boe at 6:1)	$ 25.70	$ 17.19

>>

Note: 2000 fully diluted earnings and cash flow per share were restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

The company's first quarter of 2001 is highlighted by several new pool discoveries and the securing of farm-in opportunities leading into new project areas in the Peace River Arch and Southern Foothills in Alberta. The status and details of these discoveries remain confidential while further expansion of these opportunities is secured. Current production is approximately 22,500 boe/d (19,000 at 10:1) which, combined with approximately 1,600 boe/d (1,000 at 10:1) currently shut in, brings production levels in line with company projections. In addition, success of the French program may substantially exceed expectations. Vermilion will continue to prudently manage the development of new projects where short-term production goals may suffer for the long-term benefit of higher impact new project areas.

Vermilion's production averaged 21,642 boe/d (18,126 at 10:1) in the first quarter, up 44% or 6,579 boe/d from the same period a year ago. The increase is attributable to production growth in each of the company's core areas and the addition of a new core area at Mastin Lake. Most significantly the company has increased development drilling activity in France, following two years of programs geared primarily to production maintenance, and the results have been extremely encouraging. At the end of the quarter, Paris Basin production was up 500 bbls/d over year-end volumes and is currently up by nearly 1,000 bbls/d.

In Canada modest production gains were realized relative to year-end results. Compressor repairs in the Chip Lake area disrupted 385 boe/d (259 at 10:1) of production over the period, while production from exploration successes was intentionally shut-in for strategic reasons.

<<

Production Summary

	Three months ended March 31, 2001				Q1 2000	
	Oil & NGLs	Natural Gas	(10:1) Total	(6:1) Total	(10:1) Total	(6:1) Total

	bbls/d	mmcf/d	boe/d	boe/d	boe/d	boe/d
Canada						
Chip Lake	2,334	31.38	5,472	7,564	4,074	5,337
Utikuma	4,148	3.34	4,482	4,705	2,518	2,552
Mastin Lake	38	8.65	903	1,480	-	-
Southern Foothills	497	8.37	1,334	1,891	1,116	1,676
Total Canada	7,017	51.74	12,191	15,640	7,708	9,565
France						
Aquitaine Basin	3,744	-	3,744	3,744	3,614	3,614
Paris Basin	1,807	-	1,807	1,807	1,274	1,274
Other	284	1.00	384	451	533	610
Total France	5,835	1.00	5,935	6,002	5,421	5,498
Combined Total	12,852	52.74	18,126	21,642	13,129	15,063

>>

The Paris Basin has been the focus of the French drilling program, in particular the Vulaines field in which four development horizontal wells have been drilled since the fall of 2000 with a 100% success rate. Vulaines 12 and Vulaines 13 are both currently producing at around 350 bbls/d and Vulaines 14, drilled in April, has just been completed and has exhibited extremely high initial production rates. To date the drilling has only tried to exploit the crest of the structure - a follow-up program of five wells is currently underway to extend the pool, the limits of which cannot be accurately defined at this point. To extend the pool to the north-east of the production concession, a high angle exploration well is planned for the late fall. Also of significance was a step-out well drilled at Champotran (CH18) that encountered 11m of net pay in a braided channel sand and has extended the pool significantly to the south. Currently the well is producing 450 bbls/d with high fluid levels (no water). Again the limits of this pool cannot be seen at this point; six more locations in close proximity to the CH18 have been defined but the company plans to drill one follow-up well immediately and shoot a 3D survey in the summer to optimize drilling pad locations. At Malnoue, the company drilled a highly encouraging well (Malnoue 107) which encountered extremely porous rock in the horizontal section, but production will be delayed slightly due to mechanical problems. At least four additional low-risk horizontal locations have been selected to exploit the main part of this pool. An exploration well aimed at extending the pool to the north-west is planned for the fall. Vermilion will continue to drill approximately one well per month throughout 2001 to exploit and evaluate these exciting developments as well as to evaluate two extremely high impact projects at Chevreuse and Lucats-Cabeil. The company is currently examining the feasibility of bringing in a second rig to accelerate the drilling program. Vermilion is well positioned to pursue these opportunities as the company controls the surrounding acreage for all of its production concessions. Also of note is that the wells are being drilled with increasing efficiency and speed, and costs are consistently below AFE (approx. C$1.6MM/well).

In Canada, Vermilion drilled 15 wells of a 30 well program in Chip Lake with a typical success rate of 80%. The company continues to forecast 1,000 boe/d growth from the area in 2001 and continues to maintain a 60 well prospect inventory. Two high impact exploration wells drilled in the quarter proved unsuccessful in the targeted zone but both were completed as gas wells in upper zones. At Mastin Lake, the company's activities were aimed at evaluating the potential of the Baptiste area. Lack of success with this program has lead the company to focus its efforts at Craigend and Mastin Lake proper. The company is currently evaluating development potential in both areas in which production has remained essentially flat due to successful

workovers to exploit missed pay zones. The company was not active in the southern Foothills area in the first quarter but is currently drilling an exploration well at Sorge and plans to evaluate another exciting gas prospect later in the year.

The company drilled a total of 37 wells in the first quarter of 2001, 34 in Canada and three in France, with an average overall success rate of 57%. The drilling success rate in Canada was statistically lower than normal as the company drilled several cheap shallow gas appraisal and exploration wells that were unsuccessful. The company's prolific exploration success combined with the development drilling resulted in internally calculated finding and development costs for the quarter of less than $10 per proven boe, well in line with 2000 numbers.

<<

Drilling Activity

	Three months ended March 31, 2001						Twelve months ended December 31, 2000	
	Exploration		Development		Total			
Canada	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)
Oil	0	(0.0)	2	(1.2)	2	(1.2)	19	(15.6)
Gas	4	(3.0)	12	(8.7)	16	(11.7)	34	(24.2)
D&A	6	(4.7)	10	(9.6)	16	(14.3)	19	(16.1)
Total Canada	10	(7.7)	24	(19.5)	34	(27.2)	72	(55.9)
France								
Oil	0	(0.0)	3	(3.0)	3	(3.0)	7	(7.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)	0	(0.0)
D&A	0	(0.0)	0	(0.0)	0	(0.0)	1	(1.0)
Total France	0	(0.0)	3	(3.0)	3	(3.0)	8	(8.0)
Combined								
Oil	0	(0.0)	5	(4.2)	5	(4.2)	26	(22.6)
Gas	4	(3.0)	12	(8.7)	16	(11.7)	34	(24.2)
D&A	6	(4.7)	10	(9.6)	16	(14.3)	20	(17.1)
Total Combined	10	(7.7)	27	(22.5)	37	(30.2)	80	(63.9)

>>

FINANCIAL

Continued strength in both crude oil and natural gas prices fueled another quarter of tremendous financial results. Combined crude oil and NGL's prices averaged $37.96 per bbl for the first three months in 2001 compared to $33.01 per bbl for the same period in 2000. The natural gas price realized for the first quarter of $8.17 per mcf is significantly higher than the $3.21 per mcf for the same period in the prior year. Crude oil hedging contracts in place have reduced Vermilion's oil hedging costs to $1.49 per boe from $2.35 per boe reported in the first three months of 2000. The company has hedged approximately 4,500 bbls/d of production for the remainder of the year under various arrangements averaging approximately $25.00 WTI (US) per barrel. Crude oil hedging contracts for 2002 have been further enhanced to 4,000 bbls/d of production under several contracts maintaining an average of approximately $25.00 WTI (US) per barrel. Natural gas contracts for 11.0 mmcf/d remain in place for the remainder of the contract year ending November 1, 2001 at an average price of $4.31 per mcf. No fixed natural gas contract arrangements have been made for 2002 at this point in time.

The annual review of the Company's bank loan facility is underway with an anticipated increase in the borrowing base to $250 million. The long-term debt

position (net of working capital) at the end of the first quarter was $99.2 million leaving in excess of $150 million of available capacity on the loan facility. Vermilion will continue to use excess cash flow to reduce debt and preserve financial capacity for potential acquisitions.

The Company's cash flow netback of $25.70 per boe ($30.68 at 10:1) is 50 percent higher than the $17.19 per boe ($19.72 at 10:1) reported for the first quarter of 2000. General and administrative costs have increased modestly to $0.91 per boe ($1.09 at 10:1) for the quarter compared to $0.86 per boe ($0.98 at 10:1) for the first quarter of 2000 and decreased slightly compared to $0.99 per boe ($1.15 at 10:1) for the full year in 2000. Unit lifting costs have increased to $4.06 per boe ($4.84 at 10:1) compared to $3.75 per boe ($4.39 at 10:1) for the full year 2000 due to increased energy costs in Canada. These changes in Vermilion's cost structure have been offset by the increased commodity price environment and reduced hedging costs resulting in an increased operating netback to $28.39 per boe ($33.90 at 10:1), more than 50% higher than the $18.87 per boe ($21.65 at 10:1) reported in March 2000.

<<
Netbacks

	Three months ended March 31, 2001				Q1 2000	
	Oil & NGLs $/Bbl	Gas $/mcf	(10:1) Total $/Boe	(6:1) Total $/Boe	(10:1) Total $/Boe	(6:1) Total $/Boe
Canada						
Price	43.85	8.24	60.23	46.94	34.86	28.10
Oil Hedging Costs	(3.05)	-	(1.76)	(1.37)	(2.59)	(2.09)
Royalties (net)	(10.59)	(2.24)	(15.61)	(12.17)	(8.80)	(7.09)
Lifting Costs	(4.51)	(0.41)	(4.32)	(3.37)	(3.37)	(2.72)
Operating Netback	25.70	5.59	38.54	30.03	20.10	16.20
France						
Price	35.53	4.53	35.70	35.30	35.58	35.08
Oil Hedging Costs	(0.97)	-	(0.95)	(0.94)	(2.02)	(1.99)
Royalties (net)	(4.49)	(0.20)	(4.44)	(4.40)	(4.39)	(4.33)
Lifting Costs	(5.56)	(2.70)	(5.92)	(5.85)	(5.31)	(5.23)
Operating Netback	24.51	1.63	24.39	24.11	23.86	23.53
Combined						
Price	40.07	8.17	52.19	43.71	35.15	30.64
Oil Hedging Costs	(2.11)	-	(1.49)	(1.25)	(2.35)	(2.05)
Royalties (net)	(7.82)	(2.20)	(11.96)	(10.01)	(6.98)	(6.08)
Lifting Costs	(4.99)	(0.45)	(4.84)	(4.06)	(4.17)	(3.64)
Operating Netback	25.15	5.52	33.90	28.39	21.65	18.87
Other Income			0.00	0.00	0.59	0.53
General & Administrative			(1.09)	(0.91)	(0.98)	(0.86)
Interest			(0.96)	(0.80)	(1.56)	(1.36)
Foreign Exchange			0.00	0.00	(0.02)	(0.02)
Current & Capital Taxes			(1.17)	(0.98)	0.04	0.03
Cash Flow Netback			30.68	25.70	19.72	17.19
Depletion & Depreciation			(6.58)	(5.51)	(4.83)	(4.21)
Future Income Taxes			(9.25)	(7.75)	(6.25)	(5.45)
Deferred Financing Charges			(0.09)	(0.08)	(0.24)	(0.21)
Foreign Exchange			(0.30)	(0.25)	(0.48)	(0.42)

Other	0.02	0.01	(0.02)	(0.02)
Earnings Netback	14.48	12.12	7.90	6.88

>>

The first quarter cash flow of $50.1 million was used primarily to fund the $39.5 million capital program. The excess of cash flow over capital enabled Vermilion to fund the repurchase of $4.5 million of shares (584,100 shares at an average price of $7.70 per share) through Vermilion's Normal Course Issuer Bid and to reduce debt and working capital by $6.9 million. Vermilion's capital expenditure projections for the year remain on target at $170.0 million.

<<

Capital Expenditures ($000's)	Three months Ended March 31, 2001	March 31, 2000
Land and Seismic	$ 8,476	$ 2,230
Drilling & Workovers	27,350	16,585
Facilities	1,412	616
Property Acquisitions	328	1,273
Other	1,953	1,117
	$ 39,519	$ 21,821

Funding of Capital Expenditures ($000's)		
Cash Flow	$ 50,054	$ 23,558
Debt, Working Capital and Other	(7,576)	(1,345)
Equity	(2,959)	(392)
	$ 39,519	$ 21,821

Segmented Information ($000's)	March 31, 2001	March 31, 2000
Petroleum and natural gas revenues:		
Canada	$ 64,150	$ 22,634
France	18,561	16,559
	$ 82,711	$ 39,193
Net earnings:		
Canada	$ 17,664	$ 5,404
France	5,951	4,032
	$ 23,615	$ 9,436
Funds generated from operations:		
Canada	$ 38,684	$ 12,720
France	11,370	10,338
	$ 50,054	$ 23,558
Capital expenditures:		
Canada	$ 32,654	$ 16,798
France	6,865	5,023
	$ 39,519	$ 21,821

	March 31, 2001	December 31, 2000
Identifiable assets:		
Canada	$ 348,364	$ 330,495
France	163,268	159,208
	$ 511,632	$ 489,703

>>

OUTLOOK

Currently, Vermilion is producing 22,500 boe/d (19,000 at 10:1), with approximately 1,600 boe/d (1,000 at 10:1) of additional production shut-in for strategic reasons.

Vermilion has not revised its 2001 forecast despite first quarter cash flow that significantly exceeds estimates. Cash flow and capital expenditure projections for 2001 remain $185.0 million and $170.0 million, respectively. The budgeted capital program includes $35.0 million of contingent capital that has been reserved for potential acquisitions, or acceleration of development activity related to several first quarter discoveries. Management continues to be patient while looking at acquisition opportunities at a time when the M&A marketplace remains overheated. The search for value transactions continues to focus primarily overseas where markets are less influenced by the exposure to the shortage of natural gas in North America.

Over the past month, the Company's valuation in the market place has improved significantly reaching a high of $12.40 per share in April. At a current stock price of $11.00 per share, our shares are trading at under 3.5 times 2001 cash flow per share fully diluted and 7.8 times 2001 earnings per share fully diluted.

<<

Consolidated Balance Sheets ($000's, unaudited)

	March 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 10,781	$ 15,861
Accounts receivable	40,337	42,530
Crude oil inventory	6,538	6,018
Prepaid expenses and other	2,072	2,692
	59,728	67,101
Other	7,044	6,954
Capital assets	444,860	415,648
	$ 511,632	$ 489,703
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 63,401	$ 71,527
Long-term debt	95,498	101,619
Provision for future site restoration	6,688	6,253
Future income taxes	111,950	96,865
	277,537	276,264

Shareholders' equity:

Share capital	132,984	132,965
Retained earnings	101,111	80,474
	234,095	213,439
	$ 511,632	$ 489,703

Consolidated Statements of Earnings and Retained Earnings
($000's, except per share amounts, unaudited)

	Three months ended March 31, 2001	2000
Revenue:		
Petroleum and natural gas revenue	$ 82,711	$ 39,193
Royalties (net)	19,504	8,340
Other income	-	710
	63,207	31,563
Expenses:		
Production	7,901	4,985
Interest	1,716	2,152
General and administration	1,780	1,174
Foreign exchange	488	602
Depletion and depreciation	10,742	5,772
	22,627	14,685
Earnings before income taxes and other item	40,580	16,878
Income taxes:		
Future	15,084	7,464
Current (recovery)	1,846	(105)
Capital	61	59
	16,991	7,418
Other	(26)	24
Net earnings	23,615	9,436
Excess of consideration paid over stated value of shares purchased	(2,978)	(508)
Adoption of new accounting policy	-	(13,559)
Retained earnings, beginning of period	80,474	36,433
Retained earnings, end of period	$ 101,111	$ 31,802
Net earnings per Common Share:		
Basic	$ 0.44	$ 0.18
Fully diluted	$ 0.42	$ 0.18

Consolidated Statements of Cash Flows
($000's, except per share amounts, unaudited)

	Three months ended March 31, 2001	2000

Cash provided by (used in):		
Operating		
Net earnings	$ 23,615	$ 9,436
Items not affecting cash:		
Depletion and depreciation	10,742	5,772
Unrealized foreign exchange loss (gain)	488	573
Other	125	313
Future income taxes	15,084	7,464
Funds generated from operations	50,054	23,558
Changes in non-cash working capital	(5,629)	(8,098)
	44,425	15,460
Investing:		
Drilling and development of petroleum and natural gas properties	(39,519)	(21,821)
Financing:		
Issue (repurchase) of Common Shares for cash, net of share issue costs	(2,959)	(392)
Increase (decrease) in long-term debt	(6,121)	3,864
Increase in deferred financing charges	(215)	(68)
	(9,295)	3,404
Foreign exchange gain on cash held in a foreign currency	(691)	(64)
Net decrease in cash	(5,080)	(3,021)
Cash, beginning of period	15,861	4,567
Cash, end of period	$ 10,781	$ 1,546
Funds from operations per Common Share:		
Basic	$ 0.92	$ 0.46
Fully diluted	$ 0.89	$ 0.45
Cash payments		
Interest	$ 953	$ 1,007
Taxes	$ 135	$ 97

>>

Vermilion's Annual General Meeting will be held on Tuesday, May 29, 2001 at 3:00 p.m. in Stephen Room of the Hyatt Regency, 700 Centre Street South, Calgary. For the first time, we will be webcasting our meeting which will be streamed live through our website, www.vermilionresources.com, and through www.ir-live.com , and http://www.vcall.com .

%SEDAR: 00003901E

-0- 05/15/2001

/For further information: please visit our website at http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884; Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;

To request a free copy of this organization's annual report, please go to www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.

ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 16:22e 15-MAY-01

VERMILION RESOURCES LTD.

RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2000

May 16, 2001

TABLE OF CONTENTS

ABBREVIATIONS

In this Renewal Annual Information Form, the abbreviations set out below shall have the following meanings:

Crude Oil and Natural Gas Liquids (NGLs):

Bbls	-	barrels
Bbls/d	-	barrels per day
Mbbls	-	1,000 barrels
STB	-	Stock Tank Barrel

Natural Gas:

Mcf	-	1,000 cubic feet
Mcf/d	-	1,000 cubic feet per day
Mmcf	-	1,000,000 cubic feet
Mmcf/d	-	1,000,000 cubic feet per day
Bcf	-	1,000,000,000 cubic feet
BOE	-	Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
MBOE	-	1,000 Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
MMBOE	-	1,000,000 Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
BOE/d	-	Barrels of Oil Equivalent per day.
MMBTU	-	Million British Thermal Units.

In this Renewal Annual Information Form, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

THE CORPORATION

The Corporation was incorporated under the laws of the Province of Alberta on November 23, 1993 as Vermilion Resources Ltd. On February 6, 1995, the Corporation amalgamated with Vista Nuova Energy Inc. pursuant to the provisions of the *Business Corporations Act* (Alberta) and continued under the name Vermilion Resources Ltd.

The Corporation has six wholly owned subsidiaries: Vermilion REP SA, 764031 Alberta Ltd., Vermilion Gas Marketing Inc., Slimm Investments B.V., Vermilion (Barbados) Ltd. and Big Sky Resources Inc. Vermilion REP SA was formed under the laws of France on February 10, 1997, and holds all of the Corporation's oil and gas assets in France. 764031 Alberta Ltd. was purchased by the corporation on December 1, 1998 as part of the Utikuma oil property purchase. Vermilion Gas Marketing Inc., which is currently inactive, was incorporated pursuant to the *Business Corporations Act* (Alberta) on January 6, 1995 as 638252 Alberta Ltd., and by way of Articles of Amendment changed its name on March 22, 1995 to Vermilion Gas Marketing Inc. Slimm Investments B.V. was incorporated under the laws of Netherlands on July 1, 1983 and all of its the shares were sold to the Corporation on February 21, 1997. Vermilion (Barbados) Ltd. was incorporated on February 21, 1997 under the Companies Act of Barbados 1982. Slimm Investments B.V.'s and Vermilion (Barbados) Ltd.'s principal business activities are for financing. Big Sky Resources Inc. was purchased by the Company on August 10, 2000.

The Corporation's principal address is 2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4 and its registered office is 1000, 400 – 3rd Avenue S.W., T2P 4H2.

GENERAL DEVELOPMENT OF THE BUSINESS

Vermilion is an oil and gas exploration, development and production company. Approximately 53% of the Corporation's oil and gas properties are currently located in Canada in the provinces of Alberta and Saskatchewan while the remaining 47% of the Corporation's properties are located in France. The properties include proven producing oil and gas reserves, proven plus probable oil, gas reserves not yet on production, and exploration acreage.

HISTORY OF THE CORPORATION

The Corporation commenced operations as a junior capital pool company in the Province of Alberta on April 15, 1994, when its common shares began trading on The Alberta Stock Exchange. On May 6, 1994, the Corporation completed its Major Transaction by purchasing certain assets in the Bittern Lake area. At the same time, the Corporation was aligned with the current executive team.

On February 6, 1995, the Corporation completed its first major acquisition by acquiring all of the issued and outstanding shares of Vista Nuova Energy Inc., a private oil and gas company controlled by Messrs. Claudio Ghersinich and Lorenzo Donadeo (who were also directors of the Corporation at that time) for a total consideration of $5,825,000. The purchase price consisted of the payment of $1,500,000 in cash, the issuance of a $1,400,000 Debenture and the issuance of 6,500,000 Common Shares of the Corporation. Immediately following the closing of the transaction, Vista Nuova Energy Inc. and the Corporation amalgamated and 2,500,000 Common Shares of the Corporation held by Vista Nuova Energy Inc. were cancelled. Vista Nuova Energy Inc.'s assets included a 33% interest in a producing natural gas and liquids property located in the Bottrel area of Alberta.

On December 15, 1995, the Corporation purchased working interests ranging from 8% to 33% in certain oil and gas properties located in the Bottrel area of Alberta for $1,270,500. The acquisition was effective August 1, 1995 and added net production of 135 BOE/d of natural gas and related liquids from three producing wells and increased the Corporation's production at that time to over 600 BOE/d. The acquisition also included 41,600 gross (13,728 net) acres of undeveloped land, an extensive seismic database and additional shut in gas production which was tied into the existing sales gathering line in April, 1996.

On April 25, 1996, Vermilion completed an acquisition of an oil and gas property in the Chip Lake area of Alberta for $11.4 million. This acquisition added 750 BOE/d to the Corporation's production thereby more than doubling its overall production at that time.

On January 17, 1997, the Corporation sold 10,000,000 Special Warrants for gross proceeds of $45,000,000. The Special Warrants were converted to Common Shares on May 6, 1997 and the proceeds used to fund the acquisition of the France Assets, as defined below.

On May 9, 1997, the Corporation completed the acquisition from La Société ESSO de Recherches et d'Exploitations Pétrolières of certain oil and gas assets in France for a purchase price of approximately 172,950,000 French francs (excluding pre-acquisition costs) which at the time converted to approximately $46.0 million (Cdn.) after taking into account other related costs of the acquisition. These assets consisted of minor non-operated properties known as the Dommartin-Lettrée Field, the Ucha Field and the Saucede-Ledeuix Field ("the "Non-Operated Properties) and of operated oil and natural gas properties known as Parentis, Lugos, Cabeil-Lucats, Mothes, Donnemarie, Malnoue, Champotran, Le Bremonderie and Vulaines and related assets (the "Producing Properties"). The Producing Properties and the Non-Operated Properties (collectively, the "France Assets") consist primarily of producing oil reserves.

On May 30, 1997, the Corporation sold some of its minor properties in the Enchant and Sibbald areas of Alberta in consideration for 350,000 common shares of a Toronto Stock Exchange listed oil and gas company. These shares were acquired at a value of approximately $1,100,000 and were subsequently sold by the Corporation in early March 1998 for gross proceeds of $2,100,000.

The Corporation expanded its production and land base in the Chip Lake area through the acquisition of 800 BOE/d of production, 57% ownership and operatorship of a 31 Mmcf/d processing facility, 3 million BOEs of established reserves and 45 sections of land. The acquisition was effective on January 1, 1998 for a total cost of $18,900,000. In addition, Vermilion increased its ownership in the Chip Lake Granada Gas Plant to 62% and assumed operatorship on April 1, 1998.

On March 26, 1998, the Corporation closed a bought deal financing arrangement to issue 5,063,291 Common Shares at $7.90 per share for gross proceeds of $40,000,000. Proceeds from the issue were used to facilitate the expansion of Vermilion's 1998 exploration, development and acquisition plans.

Effective April 15, 1998, the Corporation was added to the TSE 300 Composite Index.

On September 30, 1998, the Corporation completed an acquisition of additional interests in the Chip Lake area of Alberta for a purchase price of $14.5 million. The acquisition was effective August 1, 1998 and added 504 BOE/d of production, 40,200 acres of undeveloped land (15,280 net), and 1.40 MMBOEs of proven reserves.

Effective October 9, 1998, the Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid, which terminated on October 8, 1999. Vermilion acquired 28,700 common shares while this Normal Course Issuer Bid was in place.

On December 1, 1998, the Corporation acquired the shares of a private Canadian company whose principal asset was the Utikuma oil property in Northern Alberta. The property consists of 1,750 BOE/d of primarily light oil production, a 55% operated working interest in a 13,000 Bbls/d oil battery, 52,000 gross acres of land, an associated gas facility, and an extensive infrastructure of roads and pipelines.

On April 1, 1999, the Board of Directors approved a shareholders rights plan, to take effect immediately, subject to regulatory and shareholder approval. This plan was not implemented in response to, or anticipation of, any specific acquisition proposal.

On October 20, 1999, the Corporation acquired a 39 percent interest in Aventura Energy Inc. (Aventura) in exchange for a royalty valued at $4.4 million on certain of the Corporation's minor interest non-operated producing properties. Formerly Del Mar Energy Inc., Aventura has a mandate to pursue oil and gas exploration, development and acquisition opportunities in Latin and South America, specifically Trinidad and Argentina.

Effective October 28, 1999, the Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid, which terminated on October 27, 2000. Vermilion acquired 436,000 common shares while this Normal Course Issuer Bid was in place.

On December 21, 1999, the Corporation closed a bought deal financing with a syndicate of underwriters. Vermilion issued from treasury 1,500,000 flow-through common shares at $5.00 per flow through common share for gross proceeds of $7.5 million. The Corporation renounced to the purchasers of the flow-through common shares 100% of the subscription proceeds as Canadian Exploration Expense. Proceeds from the issue were used to facilitate the expansion of Vermilion's ongoing exploration activities.

On April 7, 2000, the Corporation purchased the majority non-operated working interest in a light crude oil producing property operated by Vermilion at Utikuma. The assets acquired consisted of 1,172 BOE/d of primarily light oil production, 15,158 net acres of land and an increased interest in three facilities, including the main Utikuma oil battery operated by Vermilion.

On August 10, 2000, the Corporation closed the acquisition of Big Sky Resources Inc., a private company whose principal assets were natural gas producing properties, for total consideration of $33.2 million, including $8.4 of debt. The acquisition gave the Corporation a new core property located in the Mastin Lake area of Alberta and extended the core property of Utikuma.

Effective October 28, 2000, the Corporation filed a Notice of Intention to Make a Normal Course Issuer Bid, which terminates on October 27, 2001. Vermilion will attempt to acquire up to an aggregate of 2,711,846 of its Common Shares representing approximately 5% of its issued and outstanding common shares as at the date of commencing the Normal Course Issuer Bid.

On December 21, 2000, the Corporation closed a private placement issuing from treasury 500,000 flow-through common shares at $10.75 per flow through common share for gross proceeds of $5,375,000. The Corporation will renounce to the purchasers of the flow-through common shares 100% of the subscription proceeds as Canadian Exploration Expense. Proceeds from the issue will be used to facilitate the expansion of Vermilion's ongoing exploration activities.

CORPORATE PLAN

Vermilion evaluated several international opportunities prior to the decision to bid on the France Assets. Despite the transaction being outside of the Corporation's previous areas of focus, the corporate strategy applied to this international opportunity was similar to the strategy which Vermilion has successfully applied to date in the Western Canadian Sedimentary Basin.

The Corporation intends to focus its crude oil development and exploration activities in France and crude oil and natural gas development and exploration activities in Canada. Through the investment in Aventura Energy Inc. (39% ownership at December 31, 2000) the Corporation plans to pursue oil and gas exploration and development opportunities in Latin and South America, specifically Trinidad and Agentina. The Corporation will also continue to aggressively pursue acquisitions and drilling prospects that fit this current corporate plan and in areas where management has expertise.

The Corporation's production mix in 2000 was approximately 74% crude oil and natural gas liquids and 26% natural gas. Vermilion intends to continue to focus on natural gas development for 2001 in Canada where the commodity price upside combined with unutilized plant capacity will provide the optimum return on investment.

Corporate Strategy

The Corporation utilizes a strategy of acquiring undervalued assets through single sourced acquisitions. Vermilion focuses on light crude oil and liquids rich, sweet natural gas reserves contained in pools at depths up to 3000 meters found in regions with multi-zone potential.

The Corporation implements a three phased approach to exploiting these acquired assets, over a three to five year period. The first phase includes an exploitation and optimization plan that is designed to enhance the value of the asset in the first eighteen months. The first phase also includes recompletions, tie-ins, reduction in operating costs, value added marketing strategies and low risk development drilling. Upon successful implementation of the first phase, and the viability of the project being proven, the Corporation will, as the second phase, pursue the acquisition of other strategic assets in the respective area to expand its position. The third and final phase includes the exploration phase of the plan where the Corporation continues to expand and explore for new horizons and pools in the area. This phase is initiated once a stable cash flow platform is created in the respective area to fund the exploration program.

CRUDE OIL AND NATURAL GAS MARKETING ARRANGEMENTS

Vermilion's gas marketing arrangements are now limited to the Corporation's own production, which is marketed based on developing and maintaining a diversified portfolio of gas contracts in order to manage its exposure to gas pricing risk.

In France, the Corporation's production is sold directly to the refineries. The country's status as a net importer of crude guarantees Vermilion a ready market for their products in France.

France

Vermilion's crude is sweet and has an average API gravity of 34°. In the Paris Basin, the majority of the crude is pipelined to the Elf Grand Puits refinery where the Corporation receives an average daily price based on Brent crude less a marketing adjustment. In the Aquitaine Basin, production is pipelined to a storage facility at Ambès and is then shipped by tanker to an Elf refinery at Donges every four to six weeks. The Corporation receives a Brent crude price at the time of shipping.

For Vermilion's non-operated property at Vic-Bihl, the Corporation has negotiated long-term contracts and sells crude and natural gas directly to the operator.

Canada

A balanced portfolio approach is taken on the sale of Vermilion's natural gas production in Canada. The Corporation has contracted approximately 7% of its gas to a long-term reserves dedicated contract with a major systems aggregator. An additional 21% of the Corporation's gas production is sold at various one to two year fixed price arrangements and the remaining 72% is sold on the spot market. The Corporation has used fixed price and long-term contract arrangements to stabilize its cash flow which has resulted in an average price, in the first quarter of 2001, in excess of $8.00 per Mcf in Canada. Vermilion is positioned to further optimize pricing with a continued strong gas market in 2001 by leaving over 70% exposure to spot markets.

NARRATIVE DESCRIPTION OF THE BUSINESS

PRINCIPAL PROPERTIES

Canada Assets

The section "operations" on pages 17 to 27 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

France Assets

The section "operations" on pages 28 to 31 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

OIL AND NATURAL GAS RESERVES

Chapman Petroleum Engineering Ltd., independent petroleum engineers of Calgary, Alberta ("Chapman") prepared a report dated February 16, 2001 (the "Chapman Report") appraising the oil and gas reserves owned by Vermilion in Alberta and Saskatchewan and France effective January 1, 2001 based on escalating and constant price assumptions.

The values in the Chapman Report do not include the value of the Corporation's undeveloped land holdings or the tangible value of their interest in plant and well site facilities. The cash flow forecasts do not account for well and/or facility abandonment or reclamation costs or for the offsetting salvage value of the tangible equipment after abandonment.

The Chapman Report is summarized in the tables below. **The following tables summarize the evaluation of reserves prior to provision for income taxes and indirect costs. It should not be assumed that the discounted future net cash flows estimated by Chapman represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Summary of Reserves - Canada
January 1, 2001
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000's) [3][4][5][6]			
	Oil Mbbls		Gas MMcf		NGL Mbbls		Discounted at:			
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	18,260	15,302	145,967	107,218	6,441	4,049	1,230,570	583,794	472,348	401,056
Proven Non-Producing [2]	286	230	23,062	16,942	651	455	91,466	40,436	30,819	24,812
Total Proven	18,546	15,532	169,029	124,160	7,092	4,504	1,322,036	624,230	503,167	425,868
Probable[2]	4,168	3,076	27,945	20,569	1,044	672	247,658	87,286	61,676	46,508
Total Proven Plus Probable	22,714	18,608	196,974	144,729	8,136	5,176	1,569,694	711,516	564,843	472,376
Less 50% Probable	2,084	1,538	13,973	10,285	522	336	123,829	43,643	30,838	23,254
Proven Plus 50% Probable	20,630	17,070	183,001	134,444	7,614	4,840	1,445,865	667,873	534,005	449,122

Summary of Reserves - France
January 1, 2001
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000's) (3)(4)(5)(6)			
	Oil Mbbls		Gas MMcf		NGL Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	29,768	26,934	5,675	5,380	-	-	794,597	336,184	259,497	212,322
Proven Non-Producing [2]	3,589	3,247	-	-	-	-	106,921	40,422	28,595	21,296
Total Proven	33,357	30,181	5,675	5,380	-	-	901,518	376,606	288,092	233,618
Probable[2]	13,509	11,991	1,795	1,701	-	-	380,843	127,700	85,364	59,980
Total Proven Plus Probable	46,866	42,172	7,470	7,081	-	-	1,282,361	504,306	373,456	293,598
Less 50% Probable	6,755	5,996	898	851	-	-	190,422	63,850	42,682	29,990
Proven Plus 50% Probable	40,111	36,176	6,572	6,230	-	-	1,091,939	440,456	330,774	263,608

Summary of Reserves - TOTAL
January 1, 2001
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000's) (3)(4)(5)(6)			
	Oil Mbbls		Gas MMcf		NGL Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	48,028	42,236	151,642	112,598	6,441	4,049	2,025,167	919,979	731,845	613,378
Proven Non-Producing [2]	3,875	3,477	23,063	16,942	651	455	198,387	80,857	59,414	46,108
Total Proven	51,903	45,713	174,705	129,540	7,092	4,504	2,223,554	1,000,836	791,259	659,486
Probable[2]	17,677	15,067	29,738	22,271	1,044	672	628,500	214,986	147,041	106,488
Total Proven Plus Probable	69,580	60,780	204,443	151,811	8,136	5,176	2,852,054	1,215,822	938,300	765,974
Less 50% Probable	8,839	7,534	14,869	11,136	522	336	314,250	107,493	73,521	53,244
Proven Plus 50% Probable	60,741	53,246	189,574	140,675	7,614	4,840	2,537,804	1,108,329	864,779	712,730

Summary of Reserves - Canada
January 1, 2001
(Based on Constant Price Assumptions)

Description	Working Interest Reserves						Cumulative Cash Flow ($000's) [4][5][7]			
	Oil Mbbls		Gas MMcf		NGL Mbbls			Discounted at:		
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	18,304	15,283	146,206	107,436	6,445	4,072	1,209,696	618,644	508,173	435,171
Proven Non-Producing [2]	285	228	23,063	16,903	650	455	100,055	47,290	36,792	30,039
Total Proven	18,589	15,511	169,269	124,339	7,095	4,527	1,309,751	665,934	544,965	465,210
Probable[2]	4,168	3,046	27,943	20,495	1,044	673	230,118	86,744	62,840	48,327
Total Proven Plus Probable	22,757	18,557	197,212	144,834	8,139	5,200	1,539,869	752,678	607,805	513,537
Less 50% Probable	2,084	1,523	13,972	10,248	522	337	115,059	43,372	31,420	24,164
Proven Plus 50% Probable	20,673	17,034	183,240	134,586	7,617	4,863	1,424,810	709,306	576,385	489,373

Summary of Reserves - France
January 1, 2001
(Based on Constant Price Assumptions)

Description	Working Interest Reserves						Cumulative Cash Flow ($000's) [4][5][7]			
	Oil Mbbls		Gas MMcf		NGL Mbbls			Discounted at:		
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	29,764	26,930	5,675	5,380	-	-	660,750	309,654	246,027	205,348
Proven Non-Producing [2]	3,589	3,248	-	-	-	-	87,166	35,988	26,215	19,970
Total Proven	33,353	30,178	5,675	5,380	-	-	747,916	345,642	272,242	225,318
Probable[2]	13,513	11,994	1,795	1,701	-	-	302,700	111,378	76,893	55,499
Total Proven Plus Probable	46,866	42,172	7,470	7,081	-	-	1,050,616	457,020	349,135	280,817
Less 50% Probable	6,757	5,997	898	851	-	-	151,350	55,689	38,447	27,750
Proven Plus 50% Probable	40,109	36,175	6,572	6,230	-	-	899,266	401,331	310,688	253,067

Summary of Reserves - TOTAL
January 1, 2001
(Based on Constant Price Assumptions)

Description	Working Interest Reserves						Cumulative Cash Flow ($000's) (4)(5)(7)			
	Oil Mbbls		Gas MMcf		NGL Mbbls			Discounted at:		
	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proven Producing [2]	48,068	42,213	151,881	112,816	6,445	4,072	1,870,446	928,298	754,200	640,519
Proven Non-Producing [2]	3,875	3,476	23,063	16,903	650	455	187,222	83,277	63,006	50,009
Total Proven	51,943	45,689	174,944	129,719	7,095	4,527	2,057,668	1,011,575	817,206	690,528
Probable[2]	17,680	15,040	29,738	22,196	1,044	673	532,817	198,123	139,733	103,825
Total Proven Plus Probable	69,623	60,729	204,682	151,915	8,139	5,200	2,590,485	1,209,698	956,939	794,353
Less 50% Probable	8,840	7,520	14,869	11,098	522	337	266,409	99,062	69,867	51,913
Proven Plus 50% Probable	60,783	53,209	189,813	140,817	7,617	4,863	2,324,076	1,110,636	887,072	742,440

NOTES:

(1) "Gross reserves" are the total of the Corporation's working and/or royalty interest share before deduction of royalties owned by others.

"Net reserves" are the total of the Corporation's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

(2) Proven Producing Reserves are those reserves which are estimated to be recoverable under the existing depletion mechanism and under current economic and operating conditions, which have been established by existing production.

Proven Non-Producing Reserves are those reserves which are estimated to be recoverable under the most likely depletion mechanism, and under current economic and operating conditions; which have been established by adequate tests and other information on zones behind pipe in existing wells, or by geological and/or geophysical control on undeveloped tracts situated between producing tracts but which are not currently producing due to lack of facilities and/or markets.

Probable Reserves are the potential recoverable reserves estimated for undeveloped tracts or zones behind pipe or incremental reserves from producing zones where the potential has been reasonably confirmed by geological and/or geophysical control and engineering data but where available data has been insufficient to establish proof that these reserves would be economically recoverable under current technology and existing market conditions. **These reserves have been reduced by 50% to account for the risk associated with obtaining commercial production from these reserves.**

The above definitions are considered to be materially equivalent to the definitions contained in National Policy Statement No. 2B with regard to the intent, interpretation and application in establishing the classification of reserves in the Chapman Report.

(3)

Chapman Report
ESCALATING PRICE FORECAST
EFFECTIVE **January 1, 2001**

Date	WTI[1] $US/STB	Par Price [2] $CDN/STB	Gas[3] $/MMBTU	NGL Mix[4] ($/bbl)
2001	26.25	38.64	5.50	30.56
2002	25.00	36.79	4.00	27.81
2003	25.75	37.89	4.12	28.64
2004	26.51	39.03	4.24	29.50
2005	27.30	40.20	4.37	30.39
2006	28.12	41.41	4.50	31.30
2007	28.96	42.65	4.64	32.24
2008	29.82	43.93	4.78	33.21
2009	30.71	45.25	4.92	34.20
2010	31.63	46.60	5.07	35.23
2011	32.57	48.00	5.22	36.29
2012	33.54	49.44	5.38	37.37
2013	34.54	50.93	5.54	38.50
2014	35.58	52.45	5.70	39.65
2015	36.64	54.03	5.87	40.84
2016	37.73	55.65	6.05	42.07
Thereafter	37.73	55.65	6.05	42.07

(1) West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.
(2) Equivalent price for Light Sweet Crude (D2/S2) landed in Edmonton, Alberta after exchange of 0.675 $US/$CDN and transportation charges of $0.25 CDN/STB.
(3) Gas Reference Price represents the average of all system and direct (spot and firm) sales.
(4) Natural Gas Liquids blended mix price assuming typical liquid composition of 40% propane, 30% butane and 30% pentanes plus.

The product price criteria utilized in the evaluation have been established through discussions with producing companies, consulting firms, the oil and gas departments of various banks, and oil and gas marketing companies.

Canada Properties

The Benchmark Oil Par Price shown is the equivalent price of light sweet crude landed in Edmonton to that of the West Texas Intermediate crude (WTI) in Cushing, Oklahoma after adjustments for transportation and the prevailing dollar exchange rate ($US/$CDN).

The gas price forecast has been generated for the Chapman Report to reflect the average Gas Reference Price which is the price on which Crown royalty calculations are based.

The gas prices under various types of contracts currently available, i.e. conventional, local discount and export contracts, have been predicted to follow the same trends. The initial oil and gas prices for each property have been adjusted in the Chapman Report to reflect the relative actual prices being received and contracts held by the Corporation.

The Natural Gas Liquid (NGL) blended mix price has been established for each applicable property in the Chapman Report based on the price and relative volumes of each NGL component of the gas stream recovered at the plant and wellhead for that property based on available plant and revenue data. For properties where actual data is not available, an average blended mix price has been estimated based on a typical liquid composition assumed to be 40% propane, 30% butane and 30% pentanes plus.

France Properties

The oil price forecast has been generated based on a 2001 average WTI price in Cushing, Oklahoma of $26.25/STB (US). The Brent Crude oil price has been approximately 94% of the quoted WTI prices over the past two years thereby giving the 2001 Brent Crude oil a price of $24.68/STB US or $36.55/STB CDN. Brent Crude oil price is forecast to be $34.81/STB CDN in 2002, $36.46/STB CDN in 2003 and is escalated at 3% per year until 2016 and remain constant thereafter.

Gas prices and NGL prices have been estimated based on contract information indicating a 2001 price of $4.43/Mscf CDN which is escalated at 3% per year to 2016 and held constant thereafter.

(4) Canada Properties

A full provision for Crown royalties and mineral taxes, freehold and overriding royalties and the latest royalty and incentive regulations of the applicable Provincial Government have been included in the Chapman Report.

The forecast Alberta Royalty Tax Credit (ARTC) rate and maximum reimbursement has been prepared based on the Government of Alberta Information Letter 95-9 dated February 15, 1995, effective January 1, 1995. The ARTC is based on a formula keyed to the average "Par Price" for Alberta crude, and the Alberta "Gas Reference Price". The ARTC rate refers to the percentage of royalty payments to be reimbursed. This rate is also utilized in determining the maximum annual reimbursement to be made to each company as a percentage of the reference maximum.

As specified in Information Letter 95-9, the reference maximum has been changed from $2,500,000 to $2,000,000 per year and the maximum percentage changed from 85% to 75%. Under the "Par Price" forecast utilized in the Chapman Report the calculated rate and maximum annual reimbursement is less than the maximum stated in the policy.

The existing ARTC policy had a 3-year rolling term with no "sunset provision" but it was announced in Parliament on or before January 1, 1998, that changes to the ARTC policy were being proposed, to be effective on January 1, 2001. Until the terms of the change are known, the existing policy will be utilized indefinitely.

France Properties

National Royalties payable on production in France are based on a percentage of petroleum product sales net back (sales revenue less transportation to sales point for oil and sales revenue less processing and transportation to sales point for gas). The royalty percentage is calculated based on provisions for volumes produced annually in a field and the date on which the wells were drilled as follows:

Oil Wells:

Annual Production	Wells Drilled Prior to January 1, 1980	Wells Drilled After January 1, 1980
0-50 Kilotonnes	8%	0%
50-100 Kilotonnes	20%	6%
100-300 Kilotonnes	30%	9%
Above 300 Kilotonnes	30%	12%

1 Kilotonne of oil is equivalent to 7,490 stock tank barrels of oil assuming a relative density of 0.84 (37° API).

Gas Wells:

Annual Production	Wells Drilled Prior to January 1, 1980	Wells Drilled After January 1, 1980
0-300 10^3m^3	0%	0%
Above 300 10^3m^3	30%	6%

Departmental and Communal Tariffs (Taxes)

These taxes are payable to the local communities and were established in 1984. The rates for 2000 production were as follows:

Permits Granted Prior to January 1, 1992

Oil	87 French Francs/Tonne ($2.44 CDN/STB)
Gas	31 French Francs/10^3m^3 ($0.18 CDN/MCF)

Permits Granted After January 1, 1992

Oil	33 French Francs/Tonne ($0.93 CDN/STB)
Gas	10 French Francs/10^3m^3 ($0.06 CDN/MCF)

Although these taxes are not expressed as a percentage of production, their impact has been represented in the forecast by approximately a six percent royalty, the effective rate during 2000 for permits granted prior to 1992. This rate applies to all of the permits in which the Corporation operates.

(5) Conversion factors of 0.21 $CDN/French Franc and 1.48 $CDN/$US have been utilized in the Chapman Report.

(6) Operating costs and capital expenditures have been based on historical experience and analogy where necessary and have been escalated as follows:

2001	-	No Escalation
2002-2016	-	3% per year
Thereafter	-	No Escalation

(7) For the Unescalated (Constant Dollar) Case, a benchmark (light sweet @ Edmonton) oil price of CDN$38.64/STB (US $26.25/STB, WTI) and an average field gas price of $5.50/MMBTU have been utilized throughout the forecast. In addition, an average blended NGL mix price of $30.56/Bbl landed in Edmonton has been utilized. Adjustments for crude quality, gas heating value and NGL trucking and fractionation have been applied to the average prices to reflect actual prices being received. In addition, no escalation has been applied to either the capital expenditures or operating costs.

Crude oil prices in France have been based on a 2001 average Brent Crude price of US$24.68, with natural gas prices set according to existing contracts.

(8) The Chapman Report estimated total capital expenditures (net to the Corporation) to achieve the proved and 50% probable estimated present worth based on constant price assumptions to be $50,828,500 of which $20,933,000, and $14,174,000 are estimated for 2001 and 2002, respectively. The Chapman Report estimated capital expenditures (net to the Corporation) to achieve the proved and 50% probable estimated present worth, based on escalating price assumptions to be $53,033,000, of which $20,933,000 and $14,599,500 are estimated for 2001 and 2002, respectively.

(9) 100% of the proved producing reserves evaluated in the Chapman Report were on production at January 1, 2001.

RECONCILIATION OF RESERVES

The following tables provide a reconciliation of Vermilion Resources Ltd. estimated reserves from December 31, 1999 to December 31, 2000:

Crude Oil (*thousands of barrels*)

	Total Proven	Probable	Total
December 31, 1999	44,072	21,092	65,164
Production	(3,641)	-	(3,641)
Additions	5,540	121	5,661
Acquisitions	4,751	2,798	7,549
Dispositions	-	-	-
Revisions	1,181	(6,334)	(5,153)
December 31, 2000	51,903	17,677	69,580

Natural Gas (*millions of cubic feet*)

	Total Proven	Probable	Total
December 31, 1999	137,328	18,568	155,896
Production	(14,670)	-	(14,670)
Additions	33,258	8,955	42,213
Acquisitions	29,331	2,598	31,929
Dispositions	-	-	-
Revisions	(10,542)	(383)	(10,925)
December 31, 2000	174,705	29,738	204,443

Natural Gas Liquids (*thousands of barrels*)

	Total Proven	Probable	Total
December 31, 1999	7,969	839	8,808
Production	(627)	-	(627)
Additions	1,919	404	2,323
Acquisitions	191	-	191
Dispositions	-	-	-
Revisions	(2,360)	(199)	(2,559)
December 31, 2000	7,092	1,044	8,136

UNDEVELOPED LAND

The section "UNDEVELOPED LANDHOLDINGS" on page 59 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

Seaton-Jordan & Associates Ltd. ("Seaton-Jordan"), independent consultants, prepared two reports dated March 6, 2001 and March 9, 2001 (the "Seaton-Jordan Report"), evaluating as of December 31, 2000 the undeveloped land holdings held by the Corporation in Canada, on a lease by lease basis, which estimated the total value of such undeveloped lands to be $29,586,444.

The evaluation in the Seaton-Jordan Report was based on a review of recent land sale activity in the immediate vicinity of each of the Corporation's properties.

DRILLING HISTORY

The table "DRILLING ACTIVITY 2000" on page 59 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

OIL AND NATURAL GAS WELLS

The following table sets forth the number and status of wells in which the Corporation has a working or a royalty interest, which are producing or which the Corporation considers to be capable of production as at December 31, 2000.

Canada

	Producing				Shut-in[1]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta								
Bottrel	1	1.0	28	9.7	--	--	7	2.7
Chip Lake	82	59.1	92	68.0	17	12.6	25	18.4
Utikuma	122	101.0	1	1.0	45	38.0	2	1.2
Mastin Lake	18	6.7	80	62.5	8	6.9	45	36.0
Saskatchewan								
Willmar	12	6.9	--	--	10	5.3	--	--
TOTAL	235	174.7	201	141.2	80	62.8	79	58.3

France

	Producing				Shut-in[1]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Aquitaine Basin								
Parentis	53	53.0	--	--	22	22.0	--	--
Lugos	15	15.0	--	--	7	7.0	--	--
Mothes	4	4.0	--	--	2	2.0	--	--
Lucats-Cabeil	2	2.0	--	--	2	2.0	--	--
Paris Basin								
Champotran	9	9.0	--	--	4	4.0	--	--
Bremonderie	1	1.0	--	--	--	--	--	--
Donnemarie	1	1.0	--	--	3	3.0	--	--
Vulaines	6	6.0	--	--	--	--	--	--
Malnoue	6	6.0	--	--	1	1.0	--	--
South Aquitaine	26	7.0	1	0.32	17	4.6	--	--
TOTAL	123	104.0	1	0.32	58	45.6	--	--

NOTES:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Vermilion has an interest are located no further than 10 kilometres from gathering systems, pipelines or other means or transportation. See *"Description of Business and Properties of the Corporation – Principal Properties"*.

(2) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

CAPITAL EXPENDITURES

The table entitled "CAPITAL EXPENDITURES ($000s)" on page 41 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

FUNDING OF CAPITAL EXPENDITURES

The table entitled "FUNDING OF CAPITAL PROGRAM" on page 42 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

History – Daily Sales Volume and Per-Unit Results

The following tables summarize the Corporation's daily sales volume and per-unit results on a quarterly basis for 2000 and 1999:

	Daily Sales Volume and Per-Unit Results Year Ended December 31, 2000				
SALES	Year	Q4	Q3	Q2	Q1
CANADA					
Crude Oil (bbls/day)	4,514	5,030	4,672	4,827	3,519
Natural Gas Liquids (bbls/day)	1,713	1,903	1,789	1,752	1,405
Natural Gas (mmcf/day)	39.11	50.15	40.77	37.56	27.84
Total Canada (boes/day)	10,138	11,948	10,538	10,335	7,708
FRANCE					
Crude Oil (bbls/day)	5,434	5,617	5,667	5,145	5,305
Natural Gas Liquids (bbls/day)	-	-	-	-	-
Natural Gas (mmcf/day)	0.97	0.98	1.01	0.70	1.16
Total France (boes/day)	5,531	5,715	5,768	5,215	5,421
COMBINED					
Crude Oil (bbls/day)	9,948	10,647	10,339	9,972	8,824
Natural Gas Liquids (bbls/day)	1,713	1,903	1,789	1,752	1,405
Natural Gas (mmcf/day)	40.08	51.13	41.78	38.26	29.00
Combined Total (boes/day)	15,669	17,663	16,306	15,550	13,129
PER-UNIT RESULTS					
Natural Gas – Canada ($/thousand cubic feet)					
Price, net of transportation costs	5.58	8.07	5.23	4.38	3.17
Royalties	1.62	2.27	1.67	1.24	0.89
Operating Costs	0.34	0.45	0.27	0.26	0.33
Netback	3.62	5.35	3.29	2.88	1.95
Natural Gas – France (C$/thousand cubic feet)					
Price, net of transportation costs	4.40	4.26	4.32	4.99	4.24
Royalties	0.23	0.19	0.18	0.40	0.19
Operating Costs	3.53	4.56	2.81	4.11	2.94
Netback	0.64	(0.49)	1.33	0.48	1.11
Conventional Light & Medium Oil and Natural Gas Liquids– Canada ($/barrel)					
Price, net of transportation costs	41.15	45.15	42.80	38.62	36.67
Royalties	10.23	11.24	10.42	10.09	8.73
Operating Costs	3.62	4.04	3.61	3.34	3.41
Netback before hedge costs	27.30	29.87	28.77	25.19	24.53
Hedge Costs	5.31	6.72	6.02	4.05	4.05
Netback after hedge costs	21.99	23.15	22.75	21.14	20.48
Conventional Light & Medium Oil and Natural Gas Liquids– France (C$/barrel)					
Price, net of transportation costs	38.52	37.85	43.56	36.84	35.44
Royalties	4.47	4.92	4.48	4.01	4.45
Operating Costs	5.47	6.25	5.33	5.46	4.78
Netback before hedge costs	28.58	26.68	33.75	27.37	26.21
Hedge Costs	2.54	2.89	3.06	2.09	2.06
Netback after hedge costs	26.04	23.79	30.69	25.28	24.15

SALES	Daily Sales Volume and Per-Unit Results Year Ended December 31, 1999				
	Year	Q4	Q3	Q2	Q1
CANADA					
Crude Oil (bbls/day)	2,700	3,490	2,565	2,193	2,541
Natural Gas Liquids (bbls/day)	1,269	1,329	1,289	1,263	1,194
Natural Gas (mmcf/day)	26.15	28.77	25.92	25.00	24.88
Total Canada (boes/day)	6,584	7,696	6,446	5,956	6,223
FRANCE					
Crude Oil (bbls/day)	5,593	5,471	5,676	5,335	5,894
Natural Gas Liquids (bbls/day)	-	-	-	-	-
Natural Gas (mmcf/day)	1.28	1.25	1.61	0.80	1.43
Total France (boes/day)	5,721	5,596	5,837	5,415	6,037
COMBINED					
Crude Oil (bbls/day)	8,293	8,961	8,241	7,528	8,435
Natural Gas Liquids (bbls/day)	1,269	1,329	1,289	1,263	1,194
Natural Gas (mmcf/day)	27.43	30.02	27.53	25.80	26.31
Combined Total (boes/day)	12,305	13,292	12,283	11,371	12,260
PER-UNIT RESULTS					
Natural Gas – Canada ($/thousand cubic feet)					
Price, net of transportation costs	2.77	3.00	2.93	2.72	2.41
Royalties	0.64	0.72	0.67	0.64	0.51
Operating Costs	0.39	0.34	0.43	0.39	0.41
Netback	1.74	1.94	1.83	1.69	1.49
Natural Gas – France (C$/thousand cubic feet)					
Price, net of transportation costs	2.99	4.23	2.36	1.28	3.53
Royalties	0.15	0.13	0.21	0.20	0.22
Operating Costs	1.18	1.13	0.75	(0.79)	2.84
Netback	1.66	2.97	1.40	1.87	0.47
Conventional Light & Medium Oil and Natural Gas Liquids– Canada ($/barrel)					
Price, net of transportation costs	25.14	32.63	27.61	21.50	16.06
Royalties	4.94	7.37	5.36	3.47	2.66
Operating Costs	3.12	3.02	2.72	3.33	3.49
Netback before hedge costs	17.08	22.24	19.53	14.70	9.91
Hedge Costs	2.45	3.45	3.68	2.29	-
Netback after hedge costs	14.63	18.79	15.85	12.41	9.91
Conventional Light & Medium Oil and Natural Gas Liquids– France (C$/barrel)					
Price, net of transportation costs	24.87	34.43	26.51	21.79	17.00
Royalties	4.11	4.73	5.16	3.09	3.39
Operating Costs	5.48	5.37	5.58	5.72	5.25
Netback before hedge costs	15.28	24.33	15.77	12.98	8.36
Hedge Costs	1.50	3.57	1.71	(0.02)	0.72
Netback after hedge costs	13.78	20.76	14.06	13.00	7.64

History – Acquisition and Capital Expenditures

The following tables summarize acquisitions and corporate expenditures related to Vermilion Resources Ltd. activities on a quarterly basis for 2000 and 1999:

	Acquisitions and Corporate Expenditures Year Ended December 31, 2000 ($000s)				
	Year	Q4	Q3	Q2	Q1
Land & Seismic	10,034	2,786	2,406	2,612	2,230
Exploration drilling	13,755	3,242	4,126	3,044	3,343
Development expenditures	72,245	27,326	15,308	14,636	14,975
Property acquisitions	36,779	4,478	-	31,028	1,273
Corporate acquisitions	32,725	1,697	31,028	-	-
Total	165,538	39,529	52,868	51,320	21,821

	Acquisitions and Corporate Expenditures Year Ended December 31, 1999 ($000s)				
	Year	Q4	Q3	Q2	Q1
Land & Seismic	7,350	3,814	2,091	554	891
Exploration drilling	6,427	5,173	1,034	-	220
Development expenditures	31,570	12,820	12,699	4,686	1,365
Property acquisitions	947	506	-	441	-
Total	46,294	22,313	15,824	5,681	2,476

Future Commitments

The following table summarizes Vermilion Resources Ltd. future commitments to sell gas as at December 31, 2000:

Future Commitments
As at December 31, 2000

	Total Commitment ($ thousands)	**Price (S/gigajoule)**	**Volume (thousand gigajoules)**	**Term of Commitment**
Gas				
Sales	8,128.5	3.31	2,454.0	1 year

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to each of the last five completed financial periods of the Corporation.

	2000	1999	1998	1997	1996
Petroleum and natural gas sales	$234,653	$108,443	$55,660	$53,693	$9,323
Total petroleum and natural gas sales, net of royalties	179,123	86,719	45,151	45,136	7,910
Net earnings	61,449	20,008	3,438	11,358	1,866
Net earnings per share					
Basic	$1.17	$0.40	$0.07	$0.30	$0.09
Fully diluted	$1.11	$0.37	$0.07	$0.29	$0.08
Cash flow from operations	138,151	55,349	19,621	26,378	5,169
Cash flow from operations per share					
Basic	$2.63	$1.12	$0.42	$0.70	$0.24
Fully diluted	$2.49	$1.01	$0.41	$0.67	$0.22
Total book value of assets	489,703	303,343	264,713	130,231	44,246
Total long-term debt	101,619	95,539	93,903	17,549	13,404
Shareholders' equity	213,439	149,053	123,757	77,722	21,256
Shares outstanding at period end	54,489,920	51,360,293	49,188,517	42,154,338	29,909,864
Share price at period end	$8.00	$4.45	$2.85	$8.25	$4.50

The following table sets forth selected consolidated financial information with respect to each of the last eight completed financial quarters of the Corporation.

Selected Quarterly Information

	3 Months Ended March 31, 2000	3 Months Ended June 30, 2000	3 Months Ended Sept. 30, 2000	3 Months Ended Dec. 31, 2000
Total petroleum and natural gas sales, net of royalties	$30,853	$40,090	$48,178	$60,002
Net earnings (loss)	9,436	13,198	16,763	22,052
Net earnings per share				
Basic	$0.18	$0.26	$0.32	$0.41
Fully diluted	$0.17	$0.24	$0.30	$0.40
Cash flow from operations	23,558	30,126	37,071	47,396
Cash flow from operations per share				
Basic	$0.46	$0.58	$0.71	$0.88
Fully diluted	$0.43	$0.54	$0.67	$0.85

Selected Quarterly Information

	3 Months Ended March 31, 1999	3 Months Ended June 30, 1999	3 Months Ended Sept. 30, 1999	3 Months Ended Dec. 31, 1999
Total petroleum and natural gas sales, net of royalties	$16,021	$18,829	$22,543	$29,326
Net earnings (loss)	2,014	4,224	5,090	8,680
Net earnings per share				
Basic	$0.04	$0.09	$0.10	$0.17
Fully diluted	$0.04	$0.09	$0.10	$0.14
Cash flow from operations	7,686	11,330	15,133	21,200
Cash flow from operations per share				
Basic	$0.16	$0.23	$0.30	$0.43
Fully diluted	$0.15	$0.21	$0.28	$0.37

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's Management's Discussion and Analysis, relating to the Corporation's consolidated financial statements for the fiscal years ended December 31, 2000 and 1999, which is contained on pages 38 to 47 of the Corporation's 2000 Annual Report, is incorporated herein by reference.

COMPETITIVE CONDITIONS AND RISK FACTORS

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. Such risks include commodity prices, exploration risk, production demand, transportation restrictions, exchange rate fluctuation, interest rates and governmental regulatory changes.

Vermilion will mitigate such risks by maintaining a strong financial position and a stable cash flow stream through the development of long life reserves. The Corporation's corporate strategy is focused on maximization of reserve value through a balanced exploitation and exploration program. Vermilion has defined risk management strategies to manage currency and commodity price exposure and has incorporated these strategies into its corporate planning and budgeting.

The operations, which will be conducted by the Corporation or its industry partners who may act as operators, will be subject to all of the operating risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, cratering and fires, all of which could result in personal injuries, loss of life, and damage to property of the Corporation and others. In accordance with customary industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Any loss incurred for which the Corporation is not insured may adversely affect its business and financial position.

The oil and gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with many companies with greater financial strength and technical resources. Generally, there is intense competition for the acquisition of resource properties considered to have commercial potential.

The ability of the Corporation to engage in future exploration and development activities may depend on the availability of drilling rigs and/or crews to operate drilling rigs.

Oil and gas operations, including lease acquisitions are subject to extensive government regulations. Operations may be affected from time to time in varying degrees by political and ecological developments beyond the Corporation's control, such as restrictions on production, price controls, tax increases, expropriation of property, pollution controls and changes in conditions under which oil and gas may be exported. Export sales are subject to the authorization of provincial and federal government agencies. Exports to the United States from Canada also require the authorization of United States federal authorities.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The Corporation will be affected by the differential between the price paid by refiners for light quality oil and the medium grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and extensive governmental regulations relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The price that Vermilion receives for its oil and natural gas production is market determined and has been subject to considerable volatility over which Vermilion has no control. See "*Government Regulation – Canada-Price*". There is also competition between the petroleum industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. A sustained material decline in prices could result in a material decline in the Corporation's net production revenue and overall value. The ability of Vermilion to sell its oil and natural gas production is subject to many factors, including price and other market fluctuations, the proximity and capacity of both oil and natural gas pipelines and processing facilities and extensive government regulation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Corporation's economically recoverable reserves. Vermilion may also elect not to produce from certain wells at lower prices. All of these factors could result in a material decline in the Corporation's net production revenue and overall value.

The Corporation operates in France and there are a number of associated risks over which the Corporation has no control and there are no assurances that the economic and political condition in France will continue as they are at the present time. These risks include hyperinflation and non-convertibility; currency instability; potential and actual civil disturbances or war; business interruption through labour unrest and possible labour strikes; restriction of movements of funds outside of France; changes of laws affecting foreign ownership; government participation; crude oil and natural gas price regulation; taxation volatility with respect to corporate income taxes, royalty rates and import and export tariffs; potential expropriation of property without fair compensation and possible interruption or blockage of oil exports. There can be no assurance that the Corporation will be able to negotiate the formation of additional joint ventures, companies or other commercial arrangements on terms favourable to the Corporation. In addition, there can be no assurance that the existing joint ventures and companies will not be adversely affected by actions of governmental authorities. These joint ventures and companies were founded pursuant to, and their operations are governed by, a number of complex legal and contractual relationships and the effectiveness of enforcement of such contracts and relationships with parties in these jurisdictions is not known and cannot be assured.

Vermilion's operations are affected by the exchange rate between the Canadian dollar, the U.S. dollar and the Euro Dollar. The Corporation paid for the France Assets in French francs and all ongoing costs of operations in France will be denominated in francs. Revenues from all operations will be U.S. dollar denominated (Canada – West Texas Intermediate; France – Brent). The Corporation plans to reinvest the cash flow generated in France into development capital and future acquisitions, thereby creating a natural hedge and partially reducing the exposure to the French franc. Further, the Corporation is currently evaluating forward sale contracts for U.S. dollars or French francs and has incorporated a foreign exchange strategy into its corporate planning and budgeting.

Oil and gas operations have inherent environmental risks which are controlled through extensive government regulations both in Canada and France. The France Assets include 68 wells on 26 concrete or steel platforms which are situated over a fresh water (inland) lake. The Corporation must manage additional environmental risk of any leakage into the lake causing further production interruptions or compensation to any third parties as a result of any damage. The Corporation will mitigate these risks through prudent production practices, including emergency response plans and strict maintenance and problem detection procedures, compliance with regulatory guidelines, and adequate pollution liability insurance.

The reserves and estimated future cash flows from the Corporation's properties have been independently evaluated in the Chapman Report. See *"Oil and Natural Gas Reserves"*. These estimates include a series of assumptions relating to factors such as recoverability and marketability of production, future prices of oil and natural gas, operating costs, future capital expenditures and royalties and other government levies that may be imposed over the producing life of the reserves. Many of these assumptions are subject to change beyond the control of the Corporation. Vermilion's ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that Vermilion's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Fundamental changes to natural gas markets are anticipated with expanded pipeline access to U.S. markets increasing the natural gas price exposure to North American markets. Vermilion uses a balanced portfolio approach to managing natural gas price risks. The Corporation has used oil price hedging strategies in the past to assist in reducing the exposure to both price and currency fluctuations. Due to the limited markets that have existed for crude oil in the immediate vicinity of the Aquitaine Basin, the Corporation's exposure in France has been affected by the timing of boat transportation.

The Corporation will continue to review its natural gas pricing arrangements throughout 2001 as production volumes increase and markets remain somewhat volatile. The Corporation's crude oil hedging strategies involve the assessment of threshold pricing limits combined with the financial parameters essential to maintaining its capital budget. A key aspect to managing risk for the Corporation has been to maintain a strong balance sheet during periods of weak commodity prices and soft equity markets. This allows Vermilion to protect its capital program and continue to demonstrate growth during downward cycles.

Certain officers and directors of the Corporation are also officers and/or directors of other companies engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which the Corporation holds or may in future hold an interest. As a result, situations arise where the interests of such directors and officers may conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws which require that directors act honestly, in good faith and with a view to the best interests of the corporation and, in the case of the *Business Corporations Act* (Alberta), the Corporation's governing statute, also require that directors declare and refrain from voting on, any matter in which a director may have a conflict of interest.

GOVERNMENT REGULATIONS – CANADA

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. In addition to federal regulation, each province has enacted legislation and regulations that govern land tenure, production rates, royalties, environmental protection and other matters. Vermilion does not expect these controls and regulations to affect its operations in a manner significantly different than they will affect other oil and gas companies of similar size.

Land Tenure

The substantial majority of oil and natural gas mineral rights in Canada are vested in the governments of the jurisdictions in which such rights are located. Governments normally grant licences or leases to third parties such as the Corporation to permit the exploration for and development of the mineral rights. The terms of such licences and leases normally require the timely and orderly development of the relevant mineral rights.

Production

The provincial governments regulate production in accordance with sound engineering and conservation practices and usually establish daily production limits. Production is also limited by pipeline capacities, demand for natural gas and various grades of crude oil and, in limited circumstances, by maximum rate limitations imposed by regulatory authorities to encourage maximum recovery.

Price

Governments play little role in the pricing of oil and natural gas. Producers of oil negotiate sales contracts directly with purchasers thereof, resulting in a market determined price. Price normally depends on factors such as quality, price of competing oils, distance to market and value of refined products. Natural gas prices are likewise market determined by negotiation between buyers and sellers and normally depend on factors such as price of competing gas, distance to market, length of contract term and other contractual terms.

Provincial Royalties and Incentives

The royalty regime applicable to particular oil and natural gas production is a significant factor in determining its profitability. Royalties payable on production from land other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of production and vary depending on factors such as prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type and quality of the petroleum product produced. From time to time, the governments of Canada, Alberta, Saskatchewan and British Columbia have established incentive programs for the purpose of encouraging oil and gas exploration that have included royalty rate reductions, royalty holidays and tax credits.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for the exploration and development of oil reserves in Alberta. These include oil royalty holidays for specific wells and royalty reductions that reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In addition, a producer of oil or natural gas in Alberta may be entitled to a rebate in respect of Crown royalties paid on eligible producing properties by virtue of the Alberta Royalty Tax Credit ("ARTC") program. The rebate available is based on a specified percentage (the "ARTC Rate") of the Alberta Crown royalties paid by the Corporation, subject to a maximum amount. Effective January 1, 1995, changes were announced to the ARTC program. The ARTC Rate is now based on a royalty tax credit reference price which is derived from heavy and non-heavy oil and natural gas par prices. The ARTC Rate varies between 75% at prices below $15.89/Bbl and 25% at prices above $33.37/Bbl. The ARTC Rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum ARTC entitlements are generally not eligible for ARTC. The ARTC Rate is established quarterly based on the average par price as determined by the Department of Energy (Alberta) for the previous quarterly period. Under the recently announced changes, the ARTC program will continue on three year rolling terms and does not contain a sunset provision.

Both royalty holidays and reductions and the ARTC serve to increase reinvestment and increase the net income of the Corporation.

The government of Saskatchewan revised its fiscal regime for the oil and gas industry effective January 1, 1994. Some royalties on wells existing as of that date remained unchanged and such wells are therefore subject to various periods of royalty tax reduction. While a number of incentives were eliminated or reduced, incentives for vertical infill wells and lower cost horizontal wells, new incentive programs were entitled to greater exploration and development activity in the province.

Exports

While Vermilion is not directly involved in the business of oil or gas exportation, its sales are indirectly affected by governmental control and regulation of the removal of oil and natural gas from Alberta and Saskatchewan into other parts of Canada and their further exportation beyond the borders of Canada.

The governments of Alberta and Saskatchewan regulate the volume of natural gas that may be removed therefrom based on factors such as reserve availability, transportation arrangements and market conditions. Crude oil and natural gas may be exported from Canada pursuant to export contracts with terms not exceeding one year in the case of light crude, and two years in the case of heavy crude and natural gas, provided that an approval order has been obtained from the National Energy Board (the "NEB"). Any export to be made pursuant to a contract of longer duration requires an export license from the NEB, the issuance of which requires the approval of the Governor in Council.

North American Free Trade Agreement

The North American Free Trade Agreement (the "NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. The NAFTA carries for, and most of the material energy terms that are contained in the Canada-U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not (i) reduce the proportion of energy resource exported relative to domestic use, (ii) impose an export price higher than the domestic price, or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulation pursuant to both provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with oil and gas operations. Legislation also requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation may require significant expenditures to be incurred and a breach of any such legislation may result in suspension or revocation of required licenses and authorizations, civil liability for resulting damage and the imposition of fines and penalties.

In Alberta, environmental compliance is governed by the *Environmental Protection and Enhancement Act* (the "EPEA"). In addition to consolidating prior environmental legislation, the EPEA imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes significantly greater penalties for non-compliance.

Environmental legislation requires that well and facility sites must be abandoned and reclaimed to the satisfaction of provincial authorities. Vermilion estimates its total future site restoration costs and provides for them using the unit-of-production method based on proved reserves. The provision is recorded on the

balance sheet as "Provision for future site restoration". As at December 31, 2000, this amount was $6,253,000 (December 31, 1999 was $4,321,000).

Vermilion is committed to meeting its legal and moral responsibility to protect the environment. Vermilion anticipates making increased expenditures of both a capital and expense nature as a result of the higher environmental standards demanded of oil and gas companies by both legislation and the general public. The amount of these expenditures cannot presently be determined.

Vermilion believes that it is in material compliance with all applicable environmental laws and regulations.

Safety Regulation

Vermilion is committed to protecting and promoting the health and safety of its employees and other stakeholders in all of its operations. To that end, Vermilion has implemented a formal safety program that it will continue to monitor and upgrade. This program is designed to ensure that Vermilion meets or exceeds all applicable government regulations relating to health and safety.

GOVERNMENT REGULATIONS – FRANCE

The oil and gas sector in France is regulated and controlled by various administrative entities both at the national and local levels, pursuant to that country's Mining Code.

EXPLORATION AND EXPLOITATION ACTIVITIES REGULATIONS

Exploration and exploitation of oil and natural gas may be carried out in France without any mineral title by a land owner on its own property, by a third party with the owner's consent or pursuant to an administrative authorization granted for a short time period. In order to obtain an exclusive exploration or exploitation right however a formal permit must be acquired.

Almost all companies undertaking exploration activities in France do so pursuant to the exclusive permit procedure.

Exclusive Exploration Permit

Exploration permits are granted by ministerial order upon recommendation of the General Council of Mines (*Conseil Général des Mines*). Such permit may be granted to an individual or to a commercial legal entity of French or foreign nationality.

The application and supporting documents are filed with the Ministry of Industry, with copies to the local administration representatives. It must contain detailed information on the area concerned and the work commitments proposal as well as the applicant's financial and technical capacity.

Whenever several applicants wish to be issued jointly a single exploration permit, the authorities require as a condition precedent to the issuance of the permit, that a joint operating agreement be entered into between the applicants. In the event competing bids are filed in respect of the same property, the authorities may request that the applicants enter into a joint venture agreement with each other and, in that case, the exploration permit would be issued jointly to them. The decision by the authorities to grant a mineral permit is discretionary and based primarily on the technical and financial capacity of the applicant.

Exploration permits are granted for a maximum period of five years and are renewable twice for additional five year periods. The permit area is reduced by half at the first renewal and by a quarter of the remaining area at the second renewal. Notwithstanding these reductions, the surface area of an exploration permit cannot be reduced to less than 175 km^2. Exclusive exploration permits grant the right to undertake any activity which is required for the exploration for hydrocarbons within the permit area. During the term of the exploration permit, the holder has the exclusive right to obtain exploitation rights

through the granting of a concession, with respect to any hydrocarbon discoveries made within the permit.

Exploration permits are transferable with the prior authorization of the authorities.

Exploitation Titles

Exploitation activities were traditionally carried out by commercial entities pursuant to either an exploitation permit or a concession which were both available up to 1994.

a. Exploitation Permits

Since 1994, exploitation permits are no longer being granted although any exploitation permits that were granted before that time remain valid for their original term.

Exploitation permits were usually granted where the field was of lesser significance (less than 300 million cubic metres of natural gas and 300,000 tons of liquid hydrocarbons) or in some cases where the field appeared to be of sufficient size to warrant significant exploration activity. Where the total production of a field exceeded 300 million cubic metres of natural gas or 300,000 tons of liquid hydrocarbons, the holder of an exploitation permit was required to apply for the conversion of its exploitation permit into a concession. Exploitation permits were granted by a ministerial order upon recommendation of the General Council of Mines (*Conseil Général des Mines*).

A holder of an exploitation permit has the same exclusive right as the holder of a concession to conduct exploitation activities within the area of the permit. The permits have a maximum term of fifteen years, with an initial term of five years and with two subsequent renewals for five additional years each. Renewals are granted by a ministerial order upon the recommendation of the General Council of Mines.

b. Concessions

A concession is awarded by government decree, after a public enquiry, and a local administrative consultation, upon the recommendation of the General Council of Mines and the State Council (*Conseil d'Etat*).

A concession gives to the holder an exclusive right to exploit hydrocarbons within the concession area. A concession is granted for a maximum period of 50 years (with the possibility of 25 years extensions). All reserves discovered during the term of the concession can be exploited under the concession and there are also minimal exploration commitments required thereunder.

The rights and obligations of a concession holder are set forth in a standard administrative agreement (*Cahier des Charges*) and the holder of a concession is subject to continuous reporting requirements relating to production and storage. Financial obligations of the concession holder include an indemnification of the land owner and royalties payable to the Government.

The holder of the concession must inform the Ministry of Industry within five years before the end of the concession whether it intends to continue to exploit the concession and if so, the holder must apply for a renewal at that time. Such renewal requires a governmental decree.

A transfer or a partial or total relinquishment of the concession by the holder can be completed, subject to prior authorization. In the case of a total relinquishment the authorization is automatic although a ministerial order is required.

At the end of the term of the concession, the land and facilities which are necessary to continue production are transferred to the Government without any compensation.

MARKETING OF PRODUCTION

Natural Gas

The sale and distribution of natural gas production in France is controlled by Gaz de France, a state owned corporation. Gas produced from the field is generally sold to Gaz de France at the wellhead and at the prevailing market prices or negotiated prices. Similarly, transportation of natural gas is to be carried out through the granting of permits by the Government.

Oil

Since the French oil market was deregulated in 1992, exports, imports, sale and distribution as well as transportation of crude oil no longer requires any specific prior authorization; crude oil can therefore be sold at free market prices which are generally based upon quality, prices of competing fuels, distance to market and the value of refined product.

STATE AND LOCAL ROYALTIES AND INCENTIVES

Income relating to production is taxed pursuant to the standard French income tax regime. In addition, the following specific taxes are applicable:

> Mineral title holders must pay to the Government progressive royalties based on the wellhead value of production, at the following rates (These rates apply to production from field existing after January 1, 1980. Royalties provided for in the Mining Code have different rates depending upon whether they relate to production from fields existing prior to January 1, 1980 or to new production.):

Oil: Annual production levels

0 to 50,000 tonnes	0%
50,000 to 100,000 tonnes	6%
100,000 to 300,000 tonnes	9%
300,000 and more	12%

Gas: Annual production levels

0 - 300 10^3m^3	0%
Above 300 10^3m^3	6%

These royalties are deductible from the corporate tax payable but are not payable in respect of offshore fields.

Additional department and communal mining taxes are provided for by the French tax code (*Code général des impots*). These are proportional taxes that are determined by multiplying production by a unit rate which is determined annually by the applicable regulations. These taxes are deductible for corporate tax purposes and are reduced by one half for interior seas, and are not payable in respect of offshore fields.

An additional tax was levied on the profits realized by oil companies, whose revenue from the sale of production within France is a least 100 million French Francs ($25 million CDN). The 1997 tax was levied on the 1995 profits at the rate of 12%. This tax was not deductible for corporate tax purposes. New fields exploited from 1994 (post 1994 production) were exempt from this tax. Effective January 1, 1999, the 12% additional tax terminated through legislation.

Oil companies are exempted from business tax (*taxe professionnelle*) for their extraction handling and sale of extracted products operations.

Finally, the French tax code provides for a depletion allowance (*Provision pour Reconstitution des Gisements*) which enables oil producing companies to deduct each year from their taxable income a reserve not exceeding either 50% of profits or 23.5% of sales. These deductible amounts must be reinvested within two years in the exploration for new fields in France, failing which they will be included in the taxable profits. The allowance must be fully reintegrated into the Corporations taxable income over the following five years.

Employees

At December 31, 2000, Vermilion Resources Ltd. employed 123 people on a permanent basis.

MARKET

The Corporation's common shares were listed on The Alberta Stock Exchange until July 23, 1996 and since June 27, 1996 have been trading on The Toronto Stock Exchange.

DIVIDEND POLICY

The Corporation has never paid a dividend on its common shares and has no express or stated policy in respect of the declaration or payment of any such dividends. Any decision to declare and pay dividends on any shares of the Corporation in the future will be made by the board of directors of the Corporation on the basis of the terms and conditions attaching to such shares, the Corporation's earnings, financial conditions and requirements, and other conditions and factors existing at the time and which the board of directors of the Corporation may consider appropriate in the circumstances.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, principal occupation for the last five years, and year first elected to the board of directors of each of the current directors of the Corporation. The term of office of each director will expire at the end of the next annual meeting of shareholders of the Corporation.

Name and Municipality of Residence	Date Since Served as a Director	Principal Occupation During the Past Five Years
Jeffrey S. Boyce[(1)] Calgary, Alberta	1994	Since July, 1994, President, Chief Executive Officer and Director of the Corporation; since March 1995, Director of Vermilion Gas Marketing Inc.

Claudio A. Ghersinich[2] Calgary, Alberta	1994	Appointed Executive Vice President, New Ventures in December 2000 and since February, 1995, Executive Vice President and Director of the Corporation; since March 1995, Director of Vermilion Gas Marketing Inc.
Lorenzo Donadeo[3] Calgary, Alberta	1994	Appointed Vice President and Chief Operating Officer in December 2000 and since February, 1995, Executive Vice President and Director of the Corporation; from March 1995, President and Director of Vermilion Gas Marketing Inc.
Charles W. Berard[1][2][3][4] Calgary, Alberta	1997	Partner at Macleod Dixon, Barristers and Solicitors
Joseph Killi[1][2][3][4] Calgary, Alberta	1999	President of Rosebridge Capital Corporation Inc.

NOTES:

(1) Member of the Audit Committee. The Corporation is required, pursuant to the *Business Corporations Act* (Alberta), to have an Audit Committee of the Board of Directors. The Corporation does not have an executive committee.
(2) Member of the Compensation Committee.
(3) Member of the Environment and Safety Committee.
(4) Member of the Independent Reserves Committee.

The following table sets forth all of the current officers of the Corporation, their current positions with the Corporation, and where not already disclosed above, their principal occupation for the last five years.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	President and Chief Executive Officer	--
Claudio A. Ghersinich Calgary, Alberta	Executive Vice President, New Ventures	--
Lorenzo Donadeo Calgary, Alberta	Executive Vice President and Chief Operating Officer	--
Stephen Bjornson Calgary, Alberta	Vice President, Finance, Corporate Secretary and Chief Financial Officer	Appointed Chief Financial Officer in November 2000 and since May 1997 has also been Vice President, Finance and Corporate Secretary for the Corporation; from November 1995 to May 1997, Controller and Corporate

		Secretary for the Corporation and Vermilion Gas Marketing Inc..
Chris Baker Calgary, Alberta	Vice-President, Exploration	Since July 1998, Vice President, Exploration for the Corporation; from February, 1994 Vice President, Exploration for Dorset Exploration Ltd.
C. Tom Banks Calgary, Alberta	Vice-President, Production & Engineering	Since May 2000, Vice President, Production & Engineering for the Corporation; from April 1997 Manager, Production and Marketing for the Corporation, from June 1996 Manager, Engineering for Dominion Explorers Inc., from May 1987 Manager, Engineering for Summit Resources Ltd..
Raj Patel Calgary, Alberta	Vice-President, Marketing	Since January 2001, Vice President, Marketing for the Corporation; from September 1996 President Access Energy Management; from January 1994 Manager Marketing for Penzoil Canada Inc.

As at the date hereof, the directors and officers of the Corporation, as a group, owned directly or indirectly as at May 16, 2001, 6,752,133 common shares or approximately 12.4% of the issued and outstanding common shares of the Corporation. The information as to the shares beneficially owned not being within the knowledge of the Corporation, has been furnished by the respective directors and officers of the Corporation individually.

CONFLICTS OF INTEREST

Certain officers and directors of Vermilion Resources Ltd. are also officers and/or directors of other companies engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Vermilion Resources Ltd. holds or may in future hold an interest. As a result, situations arise where the interests of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws which require that directors act honestly, in good faith and with a view to the best interests of Vermilion Resources Ltd. and, in the case of the *Business Corporations Act* (Alberta), Vermilion Resources Ltd.'s governing statute, that directors declare, and refrain from voting on, any matter in which a director may have a conflict of interest.

ADDITIONAL INFORMATION

The Corporation shall provide the following documents to any person upon request to the Secretary of the Corporation at 2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4:

1. when any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of any such securities:

(a) one copy of this Renewal Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

(b) copy of the comparative financial statements of the Corporation for the year ended December 31, 2000, together with the report of the auditors (the "Financial Statements"), and one copy of any interim financial statements issued subsequent thereto;

(c) one copy of the Management Information Circular dated April 20, 2001 in respect of the special and annual meeting of shareholders of the Corporation to be held on May 29, 2001 (the "Information Circular"); and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under paragraphs (a) through (c) above; or

2. at any other time, one copy of any of the documents referred to in paragraph 1.(a) through (c) above.

Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders or common shares, options to purchase common shares, and interests of insiders in material transactions is contained in the Information Circular. Additional financial information is provided in the Financial Statements.

c7105
r f BC-Vermilion-Aventura 05-22 0532
News release via Canada NewsWire, Calgary 403-269-7605

03 JAN 23 AM 7:21

Attention Business Editors:
Vermilion Increases Ownership in Aventura Energy Inc. to 45.6% Fully Diluted

CALGARY, May 22 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to announce that the Company has increased its ownership in Aventura Energy Inc. "Aventura" (AVR, CDNX) through participation in a Private Placement of Special Warrants and the granting of Finance Warrants.

Prior to the Private Placement, Vermilion directly owned 47,345,275 common shares of Aventura representing 37.8% of the basic shares outstanding and 35.0% of Aventura's fully diluted shares.

Through the placement, Vermilion acquired 19,555,556 Special Warrants at a price of $0.18 per warrant for total consideration of $3,520,000. These warrants entitle the holder to one Aventura common share and one common share purchase warrant. These purchase warrants will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from the closing date.

Separately, Vermilion was granted 2,100,000 Finance Warrants that entitle the holder to acquire at no additional cost one Finance Option. Each Finance Option allows the holder to acquire one common share and one warrant at a price of $0.18 for a period of 12 months from the date of closing. Each warrant issued on exercise of the Finance Option will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing.

Following closing of the financing on May 22, 2001, and upon exercise of the special warrants, Vermilion's ownership position will increase to 66,900,831 basic shares representing 43.4% of the new basic shares outstanding, and upon exercising the warrants and finance options, Vermilion will have 90,656,386 common shares representing 45.6% of Aventura's fully diluted shares. Vermilion has acquired these shares for investment purposes only and does not anticipate further increases to its ownership position at this time.

Vermilion has nominated Jeff Boyce and Stephen Bjornson to the Aventura Board of Directors, subject to ratification at Aventura's Annual Shareholders' Meeting on Wednesday, June 6, 2001. Vermilion also has the right to nominate a third director, at its discretion.

Vermilion's intentions are to continue to support Aventura technically and strategically in their efforts to explore for, develop and acquire oil and gas assets in Argentina and Trinidad. Through this investment in Aventura, Vermilion continues to benefit from exposure to significant and growing opportunities in a third geographic region.

Vermilion's Annual General Meeting will be held on Tuesday, May 29, 2001 at 3:00 p.m. in Stephen Room of the Hyatt Regency, 700 Centre Street South, Calgary. For the first time, we will be webcasting our meeting which will be streamed live through our website, www.vermilionresources.com, and through www.ir-live.com , and www.vcall.com/ .

%SEDAR: 00003901E

-0- 05/22/2001

/For further information: please visit our website at www.vermilionresources.com/ or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884, Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884; Aventura Energy Inc., please visit www.aventuraenergy.com/ or contact: Scott Price, President & CEO, Aventura Energy Inc., (403) 233-7443
To request a free copy of this organization's annual report, please go to www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 21:02e 22-MAY-01

vermilion resources ltd.  **Q1**

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated.

HIGHLIGHTS

- Several new pool discoveries were made during the quarter along with significant pool extensions in France, the limits of which have yet to be fully defined.
- Three-month earnings of $23.6 million or $0.44 per share are 2.5 times the $9.4 million or $0.18 per share reported for the same period a year ago.
- Cash flow for the period more than doubled to $50.1 million or $0.92 per share compared with $23.6 million or $0.46 per share for the first quarter 2000.
- Production volumes averaged 21,642 boe/d (18,126 at 10:1) up 44% relative to the same period a year ago and include a 55% increase in natural gas production. Approximately 1,600 boe/d (1,000 at 10:1) of production from successful exploration drilling remained shut-in for strategic reasons.
- Vermilion's operations and cash flow netbacks reached record levels of $28.39/boe ($33.90 at 10:1) and $25.70/boe ($30.68 at 10:1) reflecting a 50% improvement over the first quarter of 2000.
- The company's return on equity was 10.6% for the quarter on target for an annual return on equity in excess of 30 percent.

Three months ended March 31,		2001		2000
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	$	**82,711**	$	39,193
Cash flow from operations		**50,054**		23,558
Per share, basic		**0.92**		0.46
Per share, diluted		**0.89**		0.45
Net Earnings		**23,615**		9,436
Per share, basic		**0.44**		0.18
Per share, diluted		**0.42**		0.18
Capital expenditures		**39,519**		21,821
Total assets		**511,632**		331,734
Working capital (deficit)		**(3,673)**		5,406
Long-term debt		**95,498**		99,403
Shareholders' equity	$	**234,095**	$	144,538
Common Shares Outstanding				
Basic		**54,283,652**		51,377,559
Diluted		**58,442,420**		55,908,792
Weighted Average Common Shares Outstanding				
Basic		**54,268,467**		51,303,685
Diluted		**58,335,763**		55,883,540
Share Trading				
High	$	**11.90**	$	6.50
Low		**7.15**		4.00
Close	$	**11.00**	$	6.00





>vision

>value



Three months ended March 31,		2001		2000
Operations				
Production				
Crude oil (bbls/d)		**11,227**		8,824
Natural gas liquids (bbls/d)		**1,625**		1,405
Natural gas (mcf/d)		**52,743**		29,002
Total (boe/d at 10:1)		**18,126**		13,129
Total (boe/d at 6:1)		**21,642**		15,063
Average selling price				
WTI reference price (US$ per bbl)	$	**28.69**	$	28.72
Crude oil (per bbl)		**36.93**		34.22
Natural gas liquids (per bbl)		**45.13**		25.40
Natural gas (per mcf)		**8.17**		3.21
Operations netback (per boe at 10:1)		**33.90**		21.65
Operations netback (per boe at 6:1)		**28.39**		18.87
Cash flow netback (per boe at 10:1)		**30.68**		19.72
Cash flow netback (per boe at 6:1)	$	**25.70**	$	17.19

Note: 2000 fully diluted earnings and cash flow per share were restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

The company's first quarter of 2001 is highlighted by several new pool discoveries and the securing of farm-in opportunities leading into new project areas in the Peace River Arch and Southern Foothills in Alberta. The status and details of these discoveries remain confidential while further expansion of these opportunities is secured. Current production is approximately 22,500 boe/d (19,000 at 10:1) which, combined with approximately 1,600 boe/d (1,000 at 10:1) currently shut in, brings production levels in line with company projections. In addition, success of the French program may substantially exceed expectations. Vermilion will continue to prudently manage the development of new projects where short-term production goals may suffer for the long-term benefit of higher impact new project areas.

Vermilion's production averaged 21,642 boe/d (18,126 at 10:1) in the first quarter, up 44% or 6,579 boe/d from the same period a year ago. The increase is attributable to production growth in each of the company's core areas and the addition of a new core area at Mastin Lake. Most significantly the company has increased development drilling activity in France, following two years of programs geared primarily to production maintenance, and the results have been extremely encouraging. At the end of the quarter, Paris Basin production was up 500 bbls/d over year-end volumes and is currently up by nearly 1,000 bbls/d.

In Canada modest production gains were realized relative to year-end results. Compressor repairs in the Chip Lake area disrupted 385 boe/d (259 at 10:1) of production over the period, while production from exploration successes was intentionally shut-in for strategic reasons.

Production Summary

Three months ended March 31,				2001		2000
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada						
Chip Lake	**2,334**	**31.38**	**5,472**	**7,564**	4,074	5,337
Utikuma	**4,148**	**3.34**	**4,482**	**4,705**	2,518	2,552
Mastin Lake	**38**	**8.65**	**903**	**1,480**	—	—
Southern Foothills	**497**	**8.37**	**1,334**	**1,891**	1,116	1,676
Total Canada	**7,017**	**51.74**	**12,191**	**15,640**	7,708	9,565
France						
Aquitaine Basin	**3,744**	**—**	**3,744**	**3,744**	3,614	3,614
Paris Basin	**1,807**	**—**	**1,807**	**1,807**	1,274	1,274
Other	**284**	**1.00**	**384**	**451**	533	610
Total France	**5,835**	**1.00**	**5,935**	**6,002**	5,421	5,498
Combined Total	**12,852**	**52.74**	**18,126**	**21,642**	13,129	15,063

The Paris Basin has been the focus of the French drilling program, in particular the Vulaines field in which four development horizontal wells have been drilled since the fall of 2000 with a 100% success rate. Vulaines 12 and Vulaines 13 are both currently producing at around 350 bbls/d and Vulaines 14, drilled in April, has just been completed and has exhibited extremely high initial production rates. To date the drilling has only tried to exploit the crest of the structure – a follow-up program of five wells is currently underway to extend the pool, the limits of which cannot be accurately defined at this point. To extend the pool to the north-east of the production concession, a high angle exploration well is planned for the late fall. Also of significance was a step-out well drilled at Champotran (CH18) that encountered 11m of net pay in a braided channel sand and has extended the pool significantly to the south. Currently the well is producing 450 bbls/d with high fluid levels (no water). Again the limits of this pool cannot be seen at this point; six more locations in close proximity to the CH18 have been defined but the company plans to drill one follow-up well immediately and shoot a 3D survey in the summer to optimize drilling pad locations. At Malnoue, the company drilled a highly encouraging well (Malnoue 107) which encountered extremely porous rock in the horizontal section, but production will be delayed slightly due to mechanical problems. At least four additional low-risk horizontal locations have been selected to exploit the main part of this pool. An exploration well aimed at extending the pool to the north-west is planned for the fall. Vermilion will continue to drill approximately one well per month throughout 2001 to exploit and evaluate these exciting developments as well as to evaluate two extremely high impact projects at Chevreuse and Lucats-Cabeil. The company is currently examining the feasibility of bringing in a second rig to accelerate the drilling program. Vermilion is well positioned to pursue these opportunities as the company controls the surrounding acreage for all of its production concessions. Also of note is that the wells are being drilled with increasing efficiency and speed, and costs are consistently below AFE (approx. C$1.6MM/well).

In Canada, Vermilion drilled 15 wells of a 30 well program in Chip Lake with a typical success rate of 80%. The company continues to forecast 1,000 boe/d growth from the area in 2001 and continues to maintain a 60 well prospect inventory. Two high impact exploration wells drilled in the quarter proved unsuccessful in the targeted zone but both were completed as gas wells in upper zones. At Mastin Lake, the company's activities were aimed at evaluating the potential of the Baptiste area. Lack of success with this program has lead the company to focus its efforts at Craigend and Mastin Lake proper. The company is currently evaluating development potential in both areas in which production has remained essentially flat due to successful workovers to exploit missed pay zones. The company was not active in the southern Foothills area in the first quarter but is currently drilling an exploration well at Sorge and plans to evaluate another exciting gas prospect later in the year.

The company drilled a total of 37 wells in the first quarter of 2001, 34 in Canada and three in France, with an average overall success rate of 57%. The drilling success rate in Canada was statistically lower than normal as the company drilled several cheap shallow gas appraisal and exploration wells that were unsuccessful. The company's prolific exploration success

combined with the development drilling resulted in internally calculated finding and development costs for the quarter of less than $10 per proven boe, well in line with 2000 numbers.

Drilling Activity
(# of wells)

	Three months ended March 31, 2001						Twelve months ended December 31, 2000	
	Exploration		Development		Total	Total	Total	Total
	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada								
Oil	0	(0.0)	2	(1.2)	2	(1.2)	19	(15.6)
Gas	4	(3.0)	12	(8.7)	16	(11.7)	34	(24.2)
D&A	6	(4.7)	10	(9.6)	16	(14.3)	19	(16.1)
Total Canada	10	(7.7)	24	(19.5)	34	(27.2)	72	(55.9)
France								
Oil	0	(0.0)	3	(3.0)	3	(3.0)	7	(7.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)	0	(0.0)
D&A	0	(0.0)	0	(0.0)	0	(0.0)	1	(1.0)
Total France	0	(0.0)	3	(3.0)	3	(3.0)	8	(8.0)
Combined								
Oil	0	(0.0)	5	(4.2)	5	(4.2)	26	(22.6)
Gas	4	(3.0)	12	(8.7)	16	(11.7)	34	(24.2)
D&A	6	(4.7)	10	(9.6)	16	(14.3)	20	(17.1)
Total Combined	10	(7.7)	27	(22.5)	37	(30.2)	80	(63.9)

FINANCIAL

Continued strength in both crude oil and natural gas prices fueled another quarter of tremendous financial results. Combined crude oil and NGL's prices averaged $37.96 per bbl for the first three months in 2001 compared to $33.01 per bbl for the same period in 2000. The natural gas price realized for the first quarter of $8.17 per mcf is significantly higher than the $3.21 per mcf for the same period in the prior year. Crude oil hedging contracts in place have reduced Vermilion's oil hedging costs to $1.49 per boe from $2.35 per boe reported in the first three months of 2000. The company has hedged approximately 4,500 bbls/d of production for the remainder of the year under various arrangements averaging approximately $25.00 WTI (US) per barrel. Crude oil hedging contracts for 2002 have been further enhanced to 4,000 bbls/d of production under several contracts maintaining an average of approximately $25.00 WTI (US) per barrel. Natural gas contracts for 11.0 mmcf/d remain in place for the remainder of the contract year ending November 1, 2001 at an average price of $4.31 per mcf. No fixed natural gas contract arrangements have been made for 2002 at this point in time.

The annual review of the Company's bank loan facility is underway with an anticipated increase in the borrowing base to $250 million. The long-term debt position (net of working capital) at the end of the first quarter was $99.2 million leaving in excess of $150 million of available capacity on the loan facility. Vermilion will continue to use excess cash flow to reduce debt and preserve financial capacity for potential acquisitions.

The Company's cash flow netback of $25.70 per boe ($30.68 at 10:1) is 50 percent higher than the $17.19 per boe ($19.72 at 10:1) reported for the first quarter of 2000. General and administrative costs have increased modestly to $0.91 per boe ($1.09 at 10:1) for the quarter compared to $0.86 per boe ($0.98 at 10:1) for the first quarter of 2000 and decreased slightly compared to $0.99 per boe ($1.15 at 10:1) for the full year in 2000. Unit lifting costs have increased to $4.06 per boe ($4.84 at 10:1) compared to $3.75 per boe ($4.39 at 10:1) for the full year 2000 due to increased energy costs in Canada.

These changes in Vermilion's cost structure have been offset by the increased commodity price environment and reduced hedging costs resulting in an increased operating netback to $28.39 per boe ($33.90 at 10:1), more than 50% higher than the $18.87 per boe ($21.65 at 10:1) reported in March 2000.

Netbacks

Three months ended March 31,				2001		2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(10:1) Total $/boe	(6:1) Total $/boe
Canada						
Price	43.85	8.24	60.23	46.94	34.86	28.10
Oil hedging costs	(3.05)	—	(1.76)	(1.37)	(2.59)	(2.09)
Royalties (net)	(10.59)	(2.24)	(15.61)	(12.17)	(8.80)	(7.09)
Lifting costs	(4.51)	(0.41)	(4.32)	(3.37)	(3.37)	(2.72)
Operating Netback	25.70	5.59	38.54	30.03	20.10	16.20
France						
Price	35.53	4.53	35.70	35.30	35.58	35.08
Oil hedging costs	(0.97)	—	(0.95)	(0.94)	(2.02)	(1.99)
Royalties (net)	(4.49)	(0.20)	(4.44)	(4.40)	(4.39)	(4.33)
Lifting costs	(5.56)	(2.70)	(5.92)	(5.85)	(5.31)	(5.23)
Operating Netback	24.51	1.63	24.39	24.11	23.86	23.53
Combined						
Price	40.07	8.17	52.19	43.71	35.15	30.64
Oil hedging costs	(2.11)	—	(1.49)	(1.25)	(2.35)	(2.05)
Royalties (net)	(7.82)	(2.20)	(11.96)	(10.01)	(6.98)	(6.08)
Lifting costs	(4.99)	(0.45)	(4.84)	(4.06)	(4.17)	(3.64)
Operating Netback	25.15	5.52	33.90	28.39	21.65	18.87
Other Income			0.00	0.00	0.59	0.53
General & administrative			(1.09)	(0.91)	(0.98)	(0.86)
Interest			(0.96)	(0.80)	(1.56)	(1.36)
Foreign exchange			0.00	0.00	(0.02)	(0.02)
Current & capital taxes			(1.17)	(0.98)	0.04	0.03
Cash Flow Netback			30.68	25.70	19.72	17.19
Depletion & depreciation			(6.58)	(5.51)	(4.83)	(4.21)
Future income taxes			(9.25)	(7.75)	(6.25)	(5.45)
Deferred financing charges			(0.09)	(0.08)	(0.24)	(0.21)
Foreign exchange			(0.30)	(0.25)	(0.48)	(0.42)
Other			0.02	0.01	(0.02)	(0.02)
Earnings Netback			14.48	12.12	7.90	6.88

The first quarter cash flow of $50.1 million was used primarily to fund the $39.5 million capital program. The excess of cash flow over capital enabled Vermilion to fund the repurchase of $4.5 million of shares (584,100 shares at an average price of $7.70 per share) through Vermilion's Normal Course Issuer Bid and to reduce debt and working capital by $6.9 million. Vermilion's capital expenditure projections for the year remain on target at $170.0 million.

Capital Expenditures

($000's)

Three months ended March 31.		2001		2000
Land and Seismic	$	**8,476**	$	2,230
Drilling & Workovers		**27,350**		16,585
Facilities		**1,412**		616
Property Acquisitions		**328**		1,273
Other		**1,953**		1,117
	$	**39,519**	$	21,821

Funding of Capital Expenditures

($000's)

Three months ended March 31.		2001		2000
Cash Flow	$	**50,054**	$	23,558
Debt, Working Capital and Other		**(7,576)**		(1,345)
Equity		**(2,959)**		(392)
	$	**39,519**	$	21,821

OUTLOOK

Currently, Vermilion is producing 22,500 boe/d (19,000 at 10:1), with approximately 1,600 boe/d (1,000 at 10:1) of additional production shut-in for strategic reasons.

Vermilion has not revised its 2001 forecast despite first quarter cash flow that significantly exceeds estimates. Cash flow and capital expenditure projections for 2001 remain $185.0 million and $170.0 million, respectively. The budgeted capital program includes $35.0 million of contingent capital that has been reserved for potential acquisitions, or acceleration of development activity related to several first quarter discoveries. Management continues to be patient while looking at acquisition opportunities at a time when the M&A marketplace remains overheated. The search for value transactions continues to focus primarily overseas where markets are less influenced by the exposure to the shortage of natural gas in North America.

Over the past month, the Company's valuation in the market place has improved significantly reaching a high of $12.40 per share in April. At a current stock price of $11.00 per share, our shares are trading at under 3.5 times 2001 cash flow per share fully diluted and 7.8 times 2001 earnings per share fully diluted.

For further information, please visit our website at http://www.vermilionresources.com or contact

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884

Consolidated Balance Sheets

($000's, unaudited)

	March 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ **10,781**	$ 15,861
Accounts receivable	**40,337**	42,530
Crude oil inventory	**6,538**	6,018
Prepaid expenses and other	**2,072**	2,692
	59,728	67,101
Deferred financing charges	**1,319**	1,255
Investment in Aventura	**5,725**	5,699
Capital assets	**444,860**	415,648
	$ **511,632**	$ 489,703
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ **63,401**	$ 71,527
Long-term debt	**95,498**	101,619
Provision for future site restoration	**6,688**	6,253
Future income taxes	**111,950**	96,865
	277,537	276,264
Shareholders' equity:		
Share capital	**132,984**	132,965
Retained earnings	**101,111**	80,474
	234,095	213,439
	$ **511,632**	$ 489,703

vermilion resources ltd.

Consolidated Statements of Earnings and Retained Earnings

($000's, except per share amounts, unaudited)

Three months ended March 31,		2001		2000
Revenue:				
Petroleum and natural gas revenue	$	**82,711**	$	39,193
Royalties (net)		**19,504**		8,340
Other income		**—**		710
		63,207		31,563
Expenses:				
Production		**7,901**		4,985
Interest		**1,716**		2,152
General and administration		**1,780**		1,174
Foreign exchange		**488**		602
Depletion and depreciation		**10,742**		5,772
		22,627		14,685
Earnings before income taxes and other item		**40,580**		16,878
Income taxes:				
Future		**15,084**		7,464
Current (recovery)		**1,846**		(105)
Capital		**61**		59
		16,991		7,418
Other item:				
Equity in (income) losses of affiliate		**(26)**		24
Net earnings		**23,615**		9,436
Excess of consideration paid over stated value of shares purchased		**(2,978)**		(508)
Adoption of new accounting policy		**—**		(13,559)
Retained earnings, beginning of period		**80,474**		36,433
Retained earnings, end of period	$	**101,111**	$	31,802
Net earnings per Common Share:				
Basic	$	**0.44**	$	0.18
Fully diluted	$	**0.42**	$	0.18
Weighted Average Common Shares Outstanding				
Basic		**54,268,467**		51,303,685
Diluted		**58,335,763**		55,883,540

Consolidated Statements of Cash Flows

($000's, except per share amounts, unaudited)

Three months ended March 31,		2001		2000
Cash provided by (used in):				
Operating				
Net earnings	$	**23,615**	$	9,436
Items not affecting cash:				
Depletion and depreciation		**10,742**		5,772
Unrealized foreign exchange loss (gain)		**488**		573
Amortized deferred financing charges		**151**		289
Equity in (income) losses of affiliate		**(26)**		24
Future income taxes		**15,084**		7,464
Cash flow from operations		**50,054**		23,558
Changes in non-cash working capital		**(5,629)**		(8,098)
		44,425		15,460
Investing:				
Drilling and development of petroleum and natural gas properties		**(39,519)**		(21,821)
Financing:				
Issue (repurchase) of Common Shares for cash, net of share issue costs		**(2,959)**		(392)
Increase (decrease) in long-term debt		**(6,121)**		3,864
Increase in deferred financing charges		**(215)**		(68)
		(9,295)		3,404
Foreign exchange gain on cash held in a foreign currency		**(691)**		(64)
Net decrease in cash		**(5,080)**		(3,021)
Cash, beginning of period		**15,861**		4,567
Cash, end of period	$	**10,781**	$	1,546
Cash flow from operations per Common Share:				
Basic	$	**0.92**	$	0.46
Diluted	$	**0.89**	$	0.45
Cash payments				
Interest	$	**953**	$	1,007
Taxes	$	**135**	$	97

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2001

1. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2000, except for the change in accounting policy outlined in Note 2. The interim financial statements should be read in conjunction with the Company's 2000 annual report.

2. **Change in Accounting Policy**

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to calculating earnings per share and cash flow from operations per share. The Company retroactively adopted the recommendations adjusting March 31, 2000 diluted earnings per share from $0.17 to $0.18 and diluted cash flow from operations per share from $0.43 to $0.45. During the current interim period this change in the calculation of earnings and cash flow from operations per share has increased diluted earnings per share from $0.41 to $0.42 and has increased diluted cash flow from operations per share from $0.86 to $0.89.

3. **Long-Term Debt**

On January 10, 2001, the Company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices.

4. **Normal course issuer bid**

During the quarter and pursuant to its normal course issuer bid, the Company purchased 584,100 of the Company's common shares for a total cost of $4.5 Million. The excess consideration paid over the stated value of the Company's shares in the amount of $2.978 Million has been charged directly to retained earnings.

5. Segmented Information

The Company has operations in Canada and France, and our entire operating activities are related to exploration, development and production of petroleum and natural gas.

($000's, unaudited)

	March 31, 2001	March 31, 2000
Petroleum and natural gas revenues:		
Canada	$ **64,150**	$ 22,634
France	**18,561**	16,559
	$ **82,711**	$ 39,193
Net earnings:		
Canada	$ **17,664**	$ 5,404
France	**5,951**	4,032
	$ **23,615**	$ 9,436
Funds generated from operations:		
Canada	$ **38,684**	$ 12,720
France	**11,370**	10,838
	$ **50,054**	$ 23,558
Capital expenditures:		
Canada	$ **32,654**	$ 16,798
France	**6,865**	5,023
	$ **39,519**	$ 21,821

	March 31, 2001	December 31, 2000
Identifiable assets:		
Canada	$ **348,364**	$ 330,495
France	**163,268**	159,208
	$ **511,632**	$ 489,703

Corporate Information

Directors

Canada

Jeffrey S. Boyce
Calgary, Alberta

Charles W. Berard
Partner, Macleod Dixon
Calgary, Alberta

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

Joseph F. Killi
President
Rosebridge Capital Corp.
Calgary, Alberta

France

Jeffrey S. Boyce
Calgary, Alberta

Jack Andersen
HSD Ernst & Young
Paris, France

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

Martin Robert, P. Eng.
Parentis-en-Born, France

Officers and Key Personnel

Canada

Jeffrey S. Boyce, P. Land
President &
Chief Executive Officer

Lorenzo Donadeo, P. Eng.
Executive Vice President &
Chief Operating Officer

Claudio Ghersinich, P. Eng.
Executive Vice President,
New Ventures

Chris Baker, B. Sc.
Vice President,
Exploration

Stephen E. Bjornson, C.A.
Vice President Finance &
Chief Financial Officer

C. Tom Banks, P. Eng.
Vice President,
Production & Engineering

Raj Patel, P. Eng.
Vice President, Marketing

France

Martin Robert, P. Eng.
Directeur Général,
Vermilion REP S.A.

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Evaluation Engineers

Chapman Petroleum Engineering Ltd.
Calgary, Alberta

Legal Counsel

Borden Ladner Gervais LLP
Calgary, Alberta

Macleod Dixon
Calgary, Alberta

Bankers

Bank of Montreal
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Paribas Bank of Canada
Toronto, Ontario

Société Générale (Canada)
Toronto, Ontario

Transfer Agent

Computershare Investor
Services Canada

Stock Exchange Listing

Toronto Stock Exchange
Symbol: "VRM" TSE 300 Index

Forward-Looking Information

This document contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.


VERMILION
RESOURCES
LTD.

head office
vermilion resources ltd.
> 2800, 400 4th avenue sw calgary alberta canada T2P 0J4
> telephone: (403) 269-4884 > facsimile: (403) 264-6306
> email: investor_relations@vermilionresources.com
> website: www.vermilionresources.com

french office
vermilion rep s.a.
> b.p. no. 5 route de pontenx
> 40161 parentis-en-born cedex france
> telephone: 011 33 558 82 95 00 > facsimile: 011 33 558 82 95 32
> email: vrm@vermilionrep.fr

Consolidated Balance Sheets

($000's, unaudited)

		March 31, 2001		December 31, 2000
Assets				
Current assets:				
Cash	$	**10,781**	$	15,861
Accounts receivable		**40,337**		42,530
Crude oil inventory		**6,538**		6,018
Prepaid expenses and other		**2,072**		2,692
		59,728		67,101
Deferred financing charges		**1,319**		1,255
Investment in Aventura		**5,725**		5,699
Capital assets		**444,860**		415,648
	$	**511,632**	$	489,703
Liabilities and Shareholders' Equity				
Current				
Accounts payable and accrued liabilities	$	**63,401**	$	71,527
Long-term debt		**95,498**		101,619
Provision for future site restoration		**6,688**		6,253
Future income taxes		**111,950**		96,865
		277,537		276,264
Shareholders' equity:				
Share capital		**132,984**		132,965
Retained earnings		**101,111**		80,474
		234,095		213,439
	$	**511,632**	$	489,703

vermilion resources ltd.

Consolidated Statements of Earnings and Retained Earnings

($000's, except per share amounts, unaudited)

Three months ended March 31,		**2001**		2000
Revenue:				
Petroleum and natural gas revenue	$	**82,711**	$	39,193
Royalties (net)		**19,504**		8,340
Other income		**—**		710
		63,207		31,563
Expenses:				
Production		**7,901**		4,985
Interest		**1,716**		2,152
General and administration		**1,780**		1,174
Foreign exchange		**488**		602
Depletion and depreciation		**10,742**		5,772
		22,627		14,685
Earnings before income taxes and other item		**40,580**		16,878
Income taxes:				
Future		**15,084**		7,464
Current (recovery)		**1,846**		(105)
Capital		**61**		59
		16,991		7,418
Other item:				
Equity in (income) losses of affiliate		**(26)**		24
Net earnings		**23,615**		9,436
Excess of consideration paid over stated value of shares purchased		**(2,978)**		(508)
Adoption of new accounting policy		**—**		(13,559)
Retained earnings, beginning of period		**80,474**		36,433
Retained earnings, end of period	$	**101,111**	$	31,802
Net earnings per Common Share:				
Basic	$	**0.44**	$	0.18
Fully diluted	$	**0.42**	$	0.18
Weighted Average Common Shares Outstanding				
Basic		**54,268,467**		51,303,685
Diluted		**58,335,763**		55,883,540

vermilion resources ltd.

Consolidated Statements of Cash Flows

(S000's, except per share amounts, unaudited)

Three months ended March 31,		**2001**		2000
Cash provided by (used in):				
Operating				
Net earnings	S	**23,615**	S	9,436
Items not affecting cash:				
Depletion and depreciation		**10,742**		5,772
Unrealized foreign exchange loss (gain)		**488**		573
Amortized deferred financing charges		**151**		289
Equity in (income) losses of affiliate		**(26)**		24
Future income taxes		**15,084**		7,464
Cash flow from operations		**50,054**		23,558
Changes in non-cash working capital		**(5,629)**		(8,098)
		44,425		15,460
Investing:				
Drilling and development of petroleum and natural gas properties		**(39,519)**		(21,821)
Financing:				
Issue (repurchase) of Common Shares for cash, net of share issue costs		**(2,959)**		(392)
Increase (decrease) in long-term debt		**(6,121)**		3,864
Increase in deferred financing charges		**(215)**		(68)
		(9,295)		3,404
Foreign exchange gain on cash held in a foreign currency		**(691)**		(64)
Net decrease in cash		**(5,080)**		(3,021)
Cash, beginning of period		**15,861**		4,567
Cash, end of period	S	**10,781**	S	1,546
Cash flow from operations per Common Share:				
Basic	S	**0.92**	S	0.46
Diluted	S	**0.89**	S	0.45
Cash payments				
Interest	S	**953**	S	1,007
Taxes	S	**135**	S	97

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2001

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2000, except for the change in accounting policy outlined in Note 2. The interim financial statements should be read in conjunction with the Company's 2000 annual report.

2. Change in Accounting Policy

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to calculating earnings per share and cash flow from operations per share. The Company retroactively adopted the recommendations adjusting March 31, 2000 diluted earnings per share from $0.17 to $0.18 and diluted cash flow from operations per share from $0.43 to $0.45. During the current interim period this change in the calculation of earnings and cash flow from operations per share has increased diluted earnings per share from $0.41 to $0.42 and has increased diluted cash flow from operations per share from $0.86 to $0.89.

3. Long-Term Debt

On January 10, 2001, the Company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices.

4. Normal course issuer bid

During the quarter and pursuant to its normal course issuer bid, the Company purchased 584,100 of the Company's common shares for a total cost of $4.5 Million. The excess consideration paid over the stated value of the Company's shares in the amount of $2.978 Million has been charged directly to retained earnings.

5. Segmented Information

The Company has operations in Canada and France, and our entire operating activities are related to exploration, development and production of petroleum and natural gas.

($000's, unaudited)

	March 31, 2001	March 31, 2000
Petroleum and natural gas revenues:		
Canada	$ **64,150**	$ 22,634
France	**18,561**	16,559
	$ **82,711**	$ 39,193
Net earnings:		
Canada	$ **17,664**	$ 5,404
France	**5,951**	4,032
	$ **23,615**	$ 9,436
Funds generated from operations:		
Canada	$ **38,684**	$ 12,720
France	**11,370**	10,838
	$ **50,054**	$ 23,558
Capital expenditures:		
Canada	$ **32,654**	$ 16,798
France	**6,865**	5,023
	$ **39,519**	$ 21,821

	March 31, 2001	December 31, 2000
Identifiable assets:		
Canada	$ **348,364**	$ 330,495
France	**163,268**	159,208
	$ **511,632**	$ 489,703

May 30, 2001

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilieres du Quebec

Dear Sirs:

RE: VERMILION RESOURCES LTD. - CONTINUOUS DISCLOSURE

We confirm that the First Quarter Report for the period ended March 31, 2001, was sent by prepaid mail on May 30, 2001 to all registered shareholders of the common shares of Vermilion Resources Ltd. as well as to the non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Yours truly,

VERMILION RESOURCES LTD.

"signed by"
Heather Strang
Manager, Corporate Communications

cc: Colin Petryk
Computershare Investor Services

Status: Active
Relationship to Legal Entity: Director
Individual / Legal Entity Type: Individual
Appointment Date: 1111/11/11
Last Name / Legal Entity Name: DONADEO
First Name: LORENZO
Street / Box Number: 54 SUNSET WAY S.E.
City: CALGARY
Province: ALBERTA
Postal Code: T2X 3H6
Resident Canadian: Y

Status: Active
Relationship to Legal Entity: Director
Individual / Legal Entity Type: Individual
Appointment Date: 1111/11/11
Last Name / Legal Entity Name: BOYCE
First Name: JEFFREY
Middle Name: S.
Street / Box Number: 304 SUPERIOR AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T3C 2J2
Resident Canadian: Y

Status: Active
Relationship to Legal Entity: Director
Individual / Legal Entity Type: Individual
Appointment Date: 1997/06/12
Last Name / Legal Entity Name: BERARD
First Name: CHARLES
Street / Box Number: 3700, 400 - 3RD AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4H2
Resident Canadian: Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1999/03/22
Last Name / Legal Entity Name:	KILLI
First Name:	JOE
Street / Box Number:	C/O 820, 400 - 5TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 0L6
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Transfer Agent
Individual / Legal Entity Type:	Other
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	MONTREAL TRUST
Street / Box Number:	6TH FLOOR, 530 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3S8

REGISTERED ADDRESS

Street:	1000, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

RECORDS ADDRESS

Street:	1000, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

Registration Authorized By: DANIEL G. KOLIBAR
AGENT OF CORPORATION

ALBERTA
REGISTRIES

ANNUAL RETURN
(DGK)

Named Alberta Corporation
Corporate Access No. 206407942 For Year Ending 2001

Date of Incorporation, Continuance, Amalgamation or Registration 1995 / 02 / 06
YYYY MM DD

FILED electronically at Alberta Registries
AUG - 3 2001
Borden Ladner Gervais LLP
(Corporate Records Dept.)

1. Name of Corporation
VERMILION RESOURCES LTD.

2. Address
Suite 2800, 400 – 4th Avenue SW
Calgary, Alberta
T2P 0J4

3. Has there been any change of directors ☐ Yes ✓ No
4. If Yes, have Corporate Registry Records been updated? ☐ Yes ☐ No If No, attach the update to this form.

5. SHAREHOLDER INFORMATION		6. CHANGES OF SHAREHOLDERS	
Name and Address **MONTREAL TRUST** **6TH FLOOR, 530 - 8TH AVENUE S.W.** **CALGARY, AB T2P 2S8** Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued **T.A.**	Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued
Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued	Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued
Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued	Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued
Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued	Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued
Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued	Name and Address Corporate Access Number ______ If a Director, check this box ☐	% of voting shares issued

July 16, 2001
Date

[signature]
Signature of Authorized Officer

(403) 269 4884
Telephone Number

FORM 22

c0189
r f BC-Vermilion-increase-Q2 08-16 4667
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Reports 69% Increase In Earnings And 40% Increase In Cash Flow For The Second Quarter 2001

(Canada) . . . Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on second quarter 2001 financial and operating performance.

CALGARY, Aug. 16 /CNW/ -

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

- Three-month earnings of $22.3 million or $0.41 per share reflect a 69% increase over the $13.2 million or $0.26 per share reported for the same period in 2000.
- Cash flow for the quarter increased 40% to $42.1 million or $0.78 per share compared with $30.1 million or $0.58 per share for the same period a year ago.
- Production volumes averaged 21,823 boe/d (18,413 boe/d at 10:1) for the quarter, up 21% relative to the same period a year ago, and include a 34% increase in natural gas production. Approximately 2,500 boe/d (1,500 boe/d at 10:1) of production from successful exploration drilling await tie-in. This production is expected to be on stream in the fourth quarter of 2001.
- Vermilion's operations and cash flow netbacks averaged $24.70/boe ($29.28/boe at 10:1) and $21.22/boe ($25.16 /boe at 10:1) reflecting improvements of 18% and 16% respectively, relative to the second quarter of 2000.
- Vermilion's return on equity was 9% for the quarter and 19% for the six-month period, on target for an annual return on equity in excess of 30%.
- Vermilion increased its ownership position in Aventura Energy Inc. to 45.6% on a fully diluted basis.
- The Peace River Arch, Vermilion's new operated project area, delivered four natural gas discoveries in the first half of 2001.

<<

	Three months ended June 30,		Six months ended June 30,	
	2001	2000	2001	2000
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	$ 74,847	$ 52,263	$ 157,558	$ 91,456
Cash flow from operations	42,137	30,126	92,191	53,684
Per share, basic	0.78	0.58	1.70	1.04
Per share, diluted	0.76	0.57	1.65	1.02
Net earnings	22,279	13,198	45,894	22,634
Per share, basic	0.41	0.26	0.85	0.44
Per share, diluted	0.40	0.25	0.82	0.43
Capital expenditures	$ 39,055	$ 51,320	78,574	73,141

Total assets	543,290	386,053
Working capital	174	5,015
Long-term debt	99,755	120,430
Shareholders' equity	$ 257,435	$ 158,983
Common shares outstanding		
Basic	54,554,302	51,819,326
Diluted	58,451,920	55,951,392
Weighted average common shares outstanding		
Basic	54,265,392	51,413,391
Diluted	58,048,336	55,545,457
Share trading		
High	$ 12.50	$ 8.10
Low	7.15	4.00
Close	$ 10.76	$ 7.10

Operations

	Three months ended June 30,		Six months ended June 30,	
	2001	2000	2001	2000
Production				
Crude oil (bbls/d)	11,428	9,972	11,328	9,398
Natural gas liquids (bbls/d)	1,869	1,752	1,747	1,579
Natural gas (mcf/d)	51,163	38,259	51,949	33,630
Total (boe/d at 10:1)	18,413	15,550	18,270	14,340
Total (boe/d at 6:1)	21,823	18,101	21,733	16,582
Average selling price				
WTI reference price (US $ per bbl)	$ 27.97	$ 28.63	$ 28.33	$ 28.68
Crude oil (per bbl)	37.46	35.30	37.20	34.79
Natural gas liquids (per bbl)	40.89	30.93	42.85	28.47
Natural gas (per mcf)	6.22	4.39	7.20	3.88
Operations netback (per boe at 10:1)	29.28	24.29	31.57	23.08
Operations netback (per boe at 6:1)	24.70	20.87	26.54	19.96
Cash flow netback (per boe at 10:1)	25.16	21.29	27.88	20.57
Cash flow netback (per boe at 6:1)	$ 21.22	$ 18.29	$ 23.44	$ 17.79

>>

Note: 2000 fully diluted earnings and cash flow per share have been restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

Vermilion's production averaged 21,823 boe/d (18,413 boe/d at 10:1) over the second quarter, up 21% relative to the same period a year ago. A 36% quarter over quarter production gain in the Paris Basin was offset by a 2% decline in Canadian volumes, resulting in a nominal increase in consolidated production numbers relative to the first quarter. At Eaglesham (Utikuma), a 3mmcf/d well was shut in for facilities installation and will be back on production in the third quarter. In the Southern Foothills area, installation of dual zone pumping facilities at one well reduced production volumes while two other wells were shut in pending a co-mingling application. Vermilion

anticipates significant production additions in the second half as these issues are resolved and an additional 2,500 boe/d (1,500 boe/d at 10:1) is brought on stream.

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Production Summary

	Three months ended June 30,			
	2001			
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada				
Chip Lake	2,910	32.60	6,170	8,343
Utikuma	3,909	0.86	3,995	4,053
Mastin Lake	3	9.44	947	1,574
Southern Foothills	189	7.45	934	1,431
Total Canada	7,011	50.35	12,046	15,401
France				
Aquitaine Basin	3,551	-	3,551	3,551
Paris Basin	2,462	-	2,462	2,462
Other	273	0.81	354	409
Total France	6,286	0.81	6,367	6,422
Combined Total	13,297	51.16	18,413	21,823

	Six months ended June 30,					
	2001				2000	
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada						
Chip Lake	2,622	31.99	5,821	7,956	4,792	6,369
Utikuma	4,028	2.09	4,237	4,377	3,085	3,118
Mastin Lake	20	9.05	925	1,527	-	-
Southern Foothills	342	7.91	1,133	1,660	1,145	1,715
Total Canada	7,012	51.04	12,116	15,520	9,022	11,202
France						
Aquitaine Basin	3,647	-	3,647	3,647	3,541	3,541
Paris Basin	2,137	-	2,137	2,137	1,344	1,344
Other	279	0.91	370	429	433	495
Total France	6,063	0.91	6,154	6,213	5,318	5,380
Combined Total	13,075	51.95	18,270	21,733	14,340	16,582

The company drilled 14 wells in the second quarter bringing the well count to 51 for 2001. Eleven wells were drilled in Canada and three in France, resulting in a 100% success rate for the quarter.

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Drilling Activity

Three Months Ended June 30, 2001

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	2	(1.6)	3	(2.6)
Gas	3	(2.5)	5	(4.7)	8	(7.2)
Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total Canada	4	(3.5)	7	(6.3)	11	(9.8)
France						
Oil	0	(0.0)	3	(3.0)	3	(3.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	3	(3.0)	3	(3.0)
Combined						
Oil	1	(1.0)	5	(4.6)	6	(5.6)
Gas	3	(2.5)	5	(4.7)	8	(7.2)
Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total Combined	4	(3.5)	10	(9.3)	14	(12.8)

Six Months Ended June 30, 2001

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	4	(2.8)	5	(3.8)
Gas	7	(5.5)	17	(13.4)	24	(18.9)
Dry	6	(4.7)	10	(9.6)	16	(14.3)
Total Canada	14	(11.2)	31	(25.8)	45	(37.0)
France						
Oil	0	(0.0)	6	(6.0)	6	(6.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	6	(6.0)	6	(6.0)
Combined						
Oil	1	(1.0)	10	(8.8)	11	(9.8)
Gas	7	(5.5)	17	(13.4)	24	(18.9)
Dry	6	(4.7)	10	(9.6)	16	(14.3)
Total Combined	14	(11.2)	37	(31.8)	51	(43.0)

>>

In Canada, the Peace River Arch continues to provide Vermilion with exciting exploration opportunities as it expands into a new operated project area. To date, the company has drilled four natural gas discoveries where the company's working interest ranges from 50% to 100%. These wells have been

production tested and are capable of adding 2,500 boe/d (1,500 boe/d at 10:1) of net production by year-end. The company has plans to drill an additional seven wells this year to evaluate the 40,000 net acres of land accumulated to date in the area.

In the Southern Foothills area, successful exploration drilling at Sorge yielded oil, now on production, and several follow up locations have been identified. Vermilion is participating in a 30 km(2) 3D seismic shoot at Wildcat Hills to evaluate a deep Devonian prospect. The program is expected to be completed by the end of the third quarter.

The company drilled eight wells at Chip Lake during the quarter, bringing the total for the six-month period to 23. Vermilion also completed the shooting of a 257 km2 3D seismic program.

At Little Horse (Utikuma), the company followed up on a fourth quarter 2000 gas discovery, successfully drilling a second gas well during the first quarter. The company is currently evaluating options for tie-in of production and two more wells are planned for Little Horse in the third quarter.

During the second quarter, Vermilion's drilling activities in France remained focused in the Paris Basin. Two wells were drilled at Vulaines, VUS14 and VUS10, while a third well VUS15 was recently spudded. The company anticipates drilling two more wells by year-end, completing the current year eight-well development program for this year. The Vulaines field is currently producing just under 1,000 bbls/d up from 384 bbls/d when the company initiated its program in September of 2000.

At Champotran, the highly successful CH18 well that was drilled in the first quarter and that significantly extended the pool to the south, is currently producing over 500 bbls/d with a very low water cut. During the second quarter, the company drilled CH20, a follow up well to the south that is currently being production tested. A third well, CH21 is now planned further to the south to delineate the southern edge of the pool. Currently, the company's drilling rig in France is moving back onto the Malnoue 107 well to rectify mechanical problems encountered while drilling last quarter and will then drill the Malnoue 109 location at the east end of the pool.

Encouraged by the recent success in the Vulaines and Champotran fields, the company is shooting 190 km of 2D data over the area joining the two fields in order to identify further potential. Vermilion is also participating in a geochemical survey of the Lanot permit, currently in progress. Looking to the second half of the year, a number of high impact wells remain to be drilled including Lucats-Cabeil, Chevreuse, and St. Lazarre. The company has contracted a second rig with a two-well commitment and an option to drill three more wells.

FINANCIAL

Combined crude oil and NGL's prices averaged $37.94 per bbl for the quarter consistent with second quarter 2000 pricing of $37.84 per bbl as well as the $37.96 per bbl received in the first three months of 2001. Reduced WTI pricing for the period was partially offset by Vermilion's improved hedging structure. The company's oil hedging costs have dropped by 30%, or $0.61 per boe, to $1.45 per boe ($1.72 per boe at 10:1) from $2.06 per boe ($2.40 per boe at 10:1) a year ago. A weakening economy has lowered demand for natural gas in North America, reducing the company's realized natural gas price for the second quarter to $6.22 per mcf, from the first quarter peak of $8.17 per mcf. Second quarter pricing nonetheless reflects a 42% improvement over the $4.39 per mcf realized for the same period in 2000.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 11.0 mmcf/d remain in place for the remainder of the contract year ending November 1, 2001 at an average price of $4.30 per mcf. Currently, the company has hedged 13.1 mmcf/d (24.7%) of its 2002 natural gas production, and 10.9 mmcf/d (20.6%) of its 2003 volumes, both at $5.00 Cdn. per mcf. On the crude oil side, Vermilion has hedges covering 4,800 bbls/d for the remainder of 2001 and 4,500 bbls/d in 2002, at $25 WTI. The company has also put in place Canadian/US dollar

currency conversion hedges covering two-thirds of its commodity hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $9.12 per boe ($10.81 per boe at 10:1) for the quarter compared to $7.39 per boe ($8.60 per boe at 10:1) for the same period a year ago, mainly due to higher natural gas prices. With rising energy costs in Canada, unit lifting costs have increased to $3.87 per boe ($4.58 per boe at 10:1) compared to $3.47 per boe ($4.04 per boe at 10:1) for the same period a year ago.

These changes in Vermilion's cost structure have been offset by a stronger commodity price environment along with improved hedging costs resulting in an increased operating netback to $24.70 per boe ($29.28 at 10:1) for the quarter, up 18% from the $20.87 per boe ($24.29 at 10:1) reported in the second quarter of 2000. The operating netback for the first six months of $26.54 per boe ($31.57 per boe at 10:1) increased over the 2000 operating netback of $19.96 per boe ($23.08 per boe at 10:1) for the same reasons indicated above.

General and administrative costs have increased to $0.87 per boe ($1.04 per boe at 10:1) for the quarter compared to $0.75 per boe ($0.87 per boe at 10:1) with increased staffing levels. Interest costs have decreased substantially for the quarter to $0.69 per boe ($0.81 per boe at 10:1) compared to $1.28 per boe ($1.49 per boe at 10:1) in the second quarter of 2000 due to decreased debt levels and increased production.

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Netbacks

	Three months ended June 30,			
	2001			
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe
Canada				
Price	41.50	6.18	50.00	39.10
Oil Hedging Costs	(3.15)	-	(1.84)	(1.44)
Royalties (net)	(11.13)	(1.86)	(14.26)	(11.15)
Lifting Costs	(4.43)	(0.42)	(4.35)	(3.40)
Operating Netback	22.79	3.90	29.55	23.11
France				
Price	39.00	8.24	39.57	39.23
Oil Hedging Costs	(1.51)	-	(1.49)	(1.48)
Royalties (net)	(4.29)	(0.31)	(4.28)	(4.24)
Lifting Costs	(4.68)	(3.20)	(5.03)	(4.99)
Operating Netback	28.52	4.73	28.77	28.52
Combined				
Price	40.32	6.22	46.39	39.14
Oil Hedging Costs	(2.38)	-	(1.72)	(1.45)
Royalties (net)	(7.90)	(1.84)	(10.81)	(9.12)
Lifting Costs	(4.54)	(0.47)	(4.58)	(3.87)
Operating Netback	25.50	3.91	29.28	24.70
Other Income			0.00	0.00
General & Administrative			(1.04)	(0.87)
Interest			(0.81)	(0.69)
Foreign Exchange			(0.01)	(0.01)
Current & Capital Taxes			(2.26)	(1.91)

Cash Flow Netback	25.16	21.22
Depletion & Depreciation	(6.73)	(5.68)
Future Income Taxes	(4.50)	(3.80)
Deferred Financing Charges	(0.10)	(0.08)
Foreign Exchange	(0.58)	(0.49)
Equity in income of affiliate	0.02	0.02
Earnings Netback	13.27	11.19

	Six months ended June 30, 2001				2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(10:1) Total $/boe
Canada					
Price	42.67	7.22	55.12	43.03	38.09
Oil Hedging Costs	(3.10)	-	(1.80)	(1.40)	(2.58)
Royalties (net)	(10.86)	(2.05)	(14.94)	(11.66)	(10.02)
Lifting Costs	(4.47)	(0.41)	(4.33)	(3.38)	(3.21)
Operating Netback	24.24	4.76	34.05	26.59	22.28
France					
Price	37.34	6.24	37.71	37.34	36.29
Oil Hedging Costs	(1.25)	-	(1.23)	(1.22)	(2.04)
Royalties (net)	(4.38)	(0.25)	(4.36)	(4.31)	(4.20)
Lifting Costs	(5.10)	(2.93)	(5.46)	(5.41)	(5.62)
Operating Netback	26.61	3.06	26.66	26.40	24.43
Combined					
Price	40.20	7.20	49.26	41.41	37.42
Oil Hedging Costs	(2.24)	-	(1.61)	(1.35)	(2.38)
Royalties (net)	(7.86)	(2.02)	(11.37)	(9.56)	(7.86)
Lifting Costs	(4.76)	(0.46)	(4.71)	(3.96)	(4.10)
Operating Netback	25.34	4.72	31.57	26.54	23.08
Other Income			0.00	0.00	0.28
General & Administrative			(1.07)	(0.90)	(0.92)
Interest			(0.89)	(0.74)	(1.52)
Foreign Exchange			(0.01)	(0.01)	0.00
Current & Capital Taxes			(1.72)	(1.45)	(0.35)
Cash Flow Netback			27.88	23.44	20.57
Depletion & Depreciation			(6.66)	(5.60)	(5.06)
Future Income Taxes			(6.84)	(5.75)	(6.41)
Deferred Financing Charges			(0.09)	(0.08)	(0.28)
Foreign Exchange			(0.43)	(0.36)	(0.18)
Equity in income of affiliate			0.02	0.01	(0.01)
Earnings Netback			13.88	11.66	8.63

>>

The company's current tax provision has increased to $1.91 per boe ($2.26

per boe at 10:1) for the quarter due to high commodity prices accelerating the utilization of Vermilion's tax pools in both Canada and France.

The company's cash flow netback of $21.22 per boe ($25.16 at 10:1) is 16 percent higher than the $18.29 per boe ($21.29 at 10:1) reported for the second quarter of 2000. The cash flow netback of $23.44 per boe ($27.88 per boe at 10:1) is 32% higher than $17.79 per boe ($20.57 per boe at 10:1) reported for the six months of 2000 for the same reasons indicated above.

The company's future income tax provision for the quarter and the future tax liability have been reduced by $4.0 million as a result of a change in the Alberta corporate tax rate from 15.5% to 13.5%.

The annual review of the company's bank loan facility is now complete and has resulted in an increase in the borrowing base to $250 million. The long-term debt position (net of working capital) at the end of the second quarter was $99.6 million leaving in excess of $150 million of available capacity on the loan facility. Vermilion is projecting a year-end debt level of $115 million.

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Capital Expenditures

($000's)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Land	$ 6,754	$ 1,324	$ 11,548	$ 3,031
Seismic	-	1,288	3,682	1,811
Drilling & Workovers	25,414	15,201	52,764	31,786
Facilities	3,311	1,700	4,723	2,316
Property Acquisitions	627	31,028	955	32,301
Other	2,949	779	4,902	1,896
	$ 39,055	$ 51,320	$ 78,574	$ 73,141

Funding of Capital Expenditures

($000's)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Cash Flow	$ 42,137	$ 30,126	$ 92,191	$ 53,684
Debt, Working Capital and Other	(4,143)	$ 19,948	$ (11,719)	$ 18,603
Equity	1,061	$ 1,246	$ (1,898)	$ 854
	$ 39,055	$ 51,320	$ 78,574	$ 73,141

>>

OUTLOOK

In the second quarter, Vermilion increased its ownership in Aventura Energy Inc. to 45.6% on a fully diluted basis from 35.0%. The company invested an additional $3.5 million through a private placement and further strengthened its position with the nomination of Stephen Bjornson to Aventura's Board of Directors. Vermilion remains highly optimistic with respect to the potential for Aventura given the company's strong portfolio of high impact opportunities in Trinidad and Argentina.

Vermilion has been actively building its inventory of land over the past six months, accumulating over 40,000 net acres in the Peace River Arch area alone and is in the process of acquiring seismic data including a 190 km 2D

program in the Paris Basin, a 257 km(2) 3D shoot at Chip Lake and a 30 km(2) 3D program in the Southern Foothills area. These activities, along with the company's significant exploration success in the Peace River Arch and the potential for Aventura is leading to exciting growth opportunities for Vermilion. As well, Vermilion has remained patient in the acquisitions market while maintaining a strong financial position with over $150 million of available credit that will allow the company to execute on the right opportunity.

Vermilion has revised its 2001 financial projections based on six-month results. The recent decline in commodity prices has caused the company to lower its projected cash flow to $170 million from $185 million. The capital program will remain unchanged at $170 million, matching cash flow. Delays in timing of the Peace River Arch development has caused Vermilion to reduce slightly its projections for average and exit production rates to 22,500 boe/d (19,000 boe/d at 10:1) and 25,400 boe/d (21,000 boe/d at 10:1), respectively. Production delays are primarily the result of efforts made by the company to secure further opportunities in the regions where it has encountered exploration success.

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Consolidated Balance Sheets

($000's, unaudited)	June 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 20,027	$ 15,861
Accounts receivable	32,451	42,530
Crude oil inventory	4,816	6,018
Prepaid expenses and other	2,367	2,692
	59,661	67,101
Other	10,554	6,954
Capital assets	473,075	415,648
	$ 543,290	$ 489,703
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 59,487	$ 71,527
Long-term debt	99,755	101,619
Provision for future site restoration	7,121	6,253
Future income taxes	119,492	96,865
	285,855	276,264
Shareholders' equity:		
Share capital	134,167	132,965
Retained earnings	123,268	80,474
	257,435	213,439
	$ 543,290	$ 489,703

Consolidated Statements of Earnings and Retained Earnings

	Three months ended June 30,		Six months ended June 30,	
($000's, except share and per share amounts, unaudited)	2001	2000	2001	2000

Revenue:				
Petroleum and natural gas revenue	$ 74,847	$ 52,263	$157,558	$ 91,456
Royalties (net)	(18,109)	(12,173)	(37,613)	(20,513)
Other income	-	18	-	728
	56,738	40,108	119,945	71,671
Expenses:				
Production	7,682	5,720	15,583	10,705
Interest	1,523	2,546	3,239	4,698
General and administration	1,750	1,235	3,530	2,409
Foreign exchange loss (gain)	938	(124)	1,426	478
Depletion and depreciation	11,272	7,425	22,014	13,197
	23,165	16,802	45,792	31,487
Earnings before income taxes and other item	33,573	23,306	74,153	40,184
Income taxes:				
Future	7,543	9,255	22,627	16,719
Current	3,572	875	5,418	770
Capital	212	74	273	133
	11,327	10,204	28,318	17,622
Other	33	96	59	72
Net earnings	22,279	13,198	45,894	22,634
Excess of consideration paid over stated value of shares purchased	(122)	(194)	(3,100)	(702)
Adoption of new accounting policy	-	-	-	(13,559)
Retained earnings, beginning of period	101,111	31,802	80,474	36,433
Retained earnings, end of period	$123,268	$ 44,806	$123,268	$ 44,806
Net earnings per common share:				
Basic	$ 0.41	$ 0.26	$ 0.85	$ 0.44
Diluted	$ 0.40	$ 0.25	$ 0.82	$ 0.43
Weighted average common shares outstanding				
Basic	54,262,317	51,523,097	54,265,392	51,413,391
Diluted	57,760,909	55,207,374	58,048,336	55,545,457

Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,	
($000's, except per share amounts, unaudited)	2001	2000	2001	2000
Cash provided by (used in):				
Operating:				
Net earnings	$ 22,279	$ 13,198	$ 45,894	$ 22,634

Items not affecting cash:				
Depletion and depreciation	11,272	7,425	22,014	13,197
Unrealized foreign exchange loss (gain)	915	(95)	1,403	478
Other	128	343	253	656
Future income taxes	7,543	9,255	22,627	16,719
Cash flow from operations	42,137	30,126	92,191	53,684
Changes in non-cash working capital	5,354	9,106	(275)	1,008
	47,491	39,232	91,916	54,692
Investing:				
Acquisition of capital assets, net	-	(32,301)	-	(32,301)
Drilling and development of petroleum and natural gas properties	(39,055)	(19,019)	(78,574)	(40,840)
Long-term investments and other assets	(3,520)	-	(3,520)	-
	(42,575)	(51,320)	(82,094)	(73,141)
Financing:				
Issue (repurchase) of common shares for cash, net of share issue costs	1,061	1,246	(1,898)	854
Increase (decrease) in long-term debt	4,257	21,027	(1,864)	24,891
Increase in deferred financing charges	(118)	(1,564)	(333)	(1,632)
	5,200	20,709	(4,095)	24,113
Foreign exchange (gain) loss on cash held in a foreign currency	(870)	49	(1,561)	(15)
Net increase in cash	9,246	8,670	4,166	5,649
Cash, beginning of period	10,781	1,546	15,861	4,567
Cash, end of period	$ 20,027	$ 10,216	$ 20,027	$ 10,216
Cash flow from operations per common share:				
Basic	$ 0.78	$ 0.58	$ 1.70	$ 1.04
Diluted	$ 0.76	$ 0.57	$ 1.65	$ 1.02
Cash payments				
Interest	$ 1,750	$ 2,630	$ 2,703	$ 3,637
Taxes	$ 497	$ 187	$ 632	284

>>

Notes to the Consolidated Financial Statements For the six months ended June 30, 2001

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements of the year ended December 31, 2000, except for the change in accounting policy outlined in Note 2. The interim financial statements should be read in conjunction with the company's 2000 annual report.

2. Change in Accounting Policy

Effective January 1, 2001, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to calculating earnings per share and cash flow from operations per share. The company retroactively adopted the recommendations adjusting June 30, 2000 diluted earnings per share from $ 0.41 to $ 0.43 and diluted cash flow from operations per share from $ 0.97 to $ 1.02. During the current interim period this change in the calculation of earnings and cash flow from operations per share has increased diluted earnings per share from $ 0.80 to $ 0.82 and has increased diluted cash flow from operations per share from $1.60 to $1.65.

3. Investment

Effective May 22, 2001 the company increased its ownership in Aventura Energy Inc. ("Aventura") through participation in a Private Placement of Special Warrants and the granting of Finance Warrants.

Prior to the Private Placement, the company directly owned 47,345,275 common shares of Aventura representing 37.8% of the basic shares outstanding and 35% of Aventura's diluted shares.

Through the placement, the company acquired 19,555,556 Special Warrants at a price of $0.18 per warrant for total consideration of $3,520,000. These warrants entitle the holder to one Aventura common share and one common share purchase warrant. These purchase warrants will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The company's ownership position has increased to 66,900,831 basic shares representing 43.4% of the new basic shares outstanding.

The investment is recorded at original cost and adjusted for the company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition.

4. Long-Term Debt

On January 10, 2001, the company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices. On May 31, 2001 the company's loan facility was amended and restated resulting in an increase of the borrowing base to $250 million.

5. Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares

Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 1999	51,360,293	$112,620
Common shares issued on business acquisition	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of future tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	663,482	2,803
Shares acquired under normal course issuer bids	(599,100)	(1,601)
Balance, June 30, 2001	54,554,302	134,167

Normal Course Issuer Bid

During the year and pursuant to its normal course issuer bid, the company purchased 599,100 (Q2 - 15,000) of the company's common shares for a total cost of $4,701,000 (Q2 - $162,000). The excess consideration paid over the stated value of the company's shares in the amount of $3,100,000 (Q2 - $122,000) has been charged directly to retained earnings.

6. Segmented Information

($000's, unaudited)	June 30, 2001	June 30, 2000
Petroleum and natural gas revenues:		
Canada	$ 116,926	$ 58,311
France	40,632	33,145
	$ 157,558	$ 91,456
Net earnings:		
Canada	$ 29,961	$ 13,977
France	15,933	8,657
	$ 45,894	$ 22,634
Funds generated from operations:		
Canada	$ 67,541	$ 32,123
France	24,650	21,561
	$ 92,191	$ 53,684
Capital expenditures:		
Canada	$ 61,916	$ 59,787

France	16,658	13,354
	$ 78,574	$ 73,141
	June 30, 2001	December 31, 2000
Identifiable assets:		
Canada	$ 364,399	$ 330,495
France	178,891	159,208
	$ 543,290	$ 489,703

%SEDAR: 00003901E

-0- 08/16/2001

/For further information: www.vermilionresources.com, Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884, Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 17:53e 16-AUG-01

Q2 2001

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This Interim Report should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

- Three-month earnings of $22.3 million or $0.41 per share reflect a 69% increase over the $13.2 million or $0.26 per share reported for the same period in 2000.
- Cash flow for the quarter increased 40% to $42.1 million or $0.78 per share compared with $30.1 million or $0.58 per share for the same period a year ago.
- Production volumes averaged 21,823 boe/d (18,413 boe/d at 10:1) for the quarter, up 21% relative to the same period a year ago, and include a 34% increase in natural gas production. Approximately 2,500 boe/d (1,500 boe/d at 10:1) of net production from successful exploration drilling await tie-in. This production is expected to be on stream in the fourth quarter of 2001.
- Vermilion's operations and cash flow netbacks averaged $24.70/boe ($29.28/boe at 10:1) and $21.22/boe ($25.16/boe at 10:1) reflecting improvements of 18% and 16% respectively, relative to the second quarter of 2000.
- Vermilion's return on equity was 9% for the quarter and 19% for the six-month period, on target for an annual return on equity in excess of 30%.
- Vermilion increased its ownership position in Aventura Energy Inc. to 45.6% on a fully diluted basis.
- The Peace River Arch, Vermilion's new operated project area, delivered four natural gas discoveries in the first half of 2001.

	Three months ended June 30,		Six months ended June 30,	
	2001	2000	**2001**	2000
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	**$ 74,847**	$ 52,263	**$ 157,558**	$ 91,456
Cash flow from operations	**42,137**	30,126	**92,191**	53,684
Per share, basic	**0.78**	0.58	**1.70**	1.04
Per share, diluted	**0.76**	0.57	**1.65**	1.02
Net earnings	**22,279**	13,198	**45,894**	22,634
Per share, basic	**0.41**	0.26	**0.85**	0.44
Per share, diluted	**0.40**	0.25	**0.82**	0.43
Capital expenditures	**$ 39,055**	$ 51,320	**78,574**	73,141
Total assets			**543,290**	386,053
Working capital			**174**	5,015
Long-term debt			**99,755**	120,430
Shareholders' equity			**$ 257,435**	$ 158,983
Common shares outstanding				
Basic			**54,554,302**	51,819,326
Diluted			**58,451,920**	55,951,392
Weighted average common shares outstanding				
Basic			**54,265,392**	51,413,391
Diluted			**58,048,336**	55,545,457
Share trading				
High			**$ 12.50**	$ 8.10
Low			**7.15**	4.00
Close			**$ 10.76**	$ 7.10

Operations

	Three months ended June 30,		Six months ended June 30.	
	2001	2000	**2001**	2000
Production				
Crude oil (bbls/d)	**11.428**	9.972	**11,328**	9.398
Natural gas liquids (bbls/d)	**1,869**	1.752	**1,747**	1,579
Natural gas (mcf/d)	**51.163**	38,259	**51,949**	33,630
Total (boe/d at 10:1)	**18,413**	15.550	**18,270**	14,340
Total (boe/d at 6:1)	**21,823**	18.101	**21,733**	16,582
Average selling price				
WTI reference price (US $ per bbl)	$ **27.97**	$ 28.63	$ **28.33**	$ 28.68
Crude oil (per bbl)	**37.46**	35.30	**37.20**	34.79
Natural gas liquids (per bbl)	**40.89**	30.93	**42.85**	28.47
Natural gas (per mcf)	**6.22**	4.39	**7.20**	3.88
Operations netback (per boe at 10:1)	**29.28**	24.29	**31.57**	23.08
Operations netback (per boe at 6:1)	**24.70**	20.87	**26.54**	19.96
Cash flow netback (per boe at 10:1)	**25.16**	21.29	**27.88**	20.57
Cash flow netback (per boe at 6:1)	$ **21.22**	$ 18.29	$ **23.44**	$ 17.79

Note: 2000 fully diluted earnings and cash flow per share have been restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

Vermilion's production averaged 21,823 boe/d (18,413 boe/d at 10:1) over the second quarter, up 21% relative to the same period a year ago. A 36% quarter over quarter production gain in the Paris Basin was offset by a 2% decline in Canadian volumes, resulting in a nominal increase in consolidated production numbers relative to the first quarter. At Eaglesham (Utikuma), a 3mmcf/d well was shut in for facilities installation and will be back on production in the third quarter. In the Southern Foothills area, installation of dual zone pumping facilities at one well reduced production volumes while two other wells were shut in pending a co-mingling application. Vermilion anticipates significant production additions in the second half as these issues are resolved and an additional 2,500 boe/d (1,500 boe/d at 10:1) is brought on stream.

Production Summary

	Three months ended June 30, 2001				Six months ended June 30, 2001				2000	
	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	(10:1) Total boe/d	(6:1) Total boe/d
Canada										
Chip Lake	2,910	32.60	**6,170**	**8,343**	2,622	31.99	**5,821**	**7,956**	4,792	6,369
Utikuma	3,909	0.86	**3,995**	**4,053**	4,028	2.09	**4,237**	**4,377**	3.085	3,118
Mastin Lake	3	9.44	**947**	**1,574**	20	9.05	**925**	**1,527**	—	—
Southern Foothills	189	7.45	**934**	**1,431**	342	7.91	**1,133**	**1,660**	1.145	1,715
Total Canada	7.011	50.35	**12.046**	**15.401**	7.012	51.04	**12,116**	**15.520**	9.022	11.202
France										
Aquitaine Basin	3.551	—	**3,551**	**3,551**	3,647	—	**3,647**	**3,647**	3.541	3.541
Paris Basin	2.462	—	**2,462**	**2,462**	2.137	—	**2,137**	**2,137**	1.344	1.344
Other	273	0.81	**354**	**409**	279	0.91	**370**	**429**	433	495
Total France	6.286	0.81	**6,367**	**6,422**	6,063	0.91	**6,154**	**6,213**	5.318	5.380
Combined Total	13.297	51.16	**18.413**	**21.823**	13.075	51.95	**18,270**	**21,733**	14.340	16.582

The company drilled 14 wells in the second quarter bringing the well count to 51 for 2001. Eleven wells were drilled in Canada and three in France, resulting in a 100% success rate for the quarter.

Drilling Activity

	Three months ended June 30, 2001						Six months ended June 30, 2001					
	Exploration		Development		Total		Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada												
Oil	1	(1.0)	2	(1.6)	**3**	**(2.6)**	1	(1.0)	4	(2.8)	**5**	**(3.8)**
Gas	3	(2.5)	5	(4.7)	**8**	**(7.2)**	7	(5.5)	17	(13.4)	**24**	**(18.9)**
Dry	0	(0.0)	0	(0.0)	**0**	**(0.0)**	6	(4.7)	10	(9.6)	**16**	**(14.3)**
Total Canada	4	(3.5)	7	(6.3)	**11**	**(9.8)**	14	(11.2)	31	(25.8)	**45**	**(37.0)**
France												
Oil	0	(0.0)	3	(3.0)	**3**	**(3.0)**	0	(0.0)	6	(6.0)	**6**	**(6.0)**
Gas	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
Dry	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
Total France	0	(0.0)	3	(3.0)	**3**	**(3.0)**	0	(0.0)	6	(6.0)	**6**	**(6.0)**
Combined												
Oil	1	(1.0)	5	(4.6)	**6**	**(5.6)**	1	(1.0)	10	(8.8)	**11**	**(9.8)**
Gas	3	(2.5)	5	(4.7)	**8**	**(7.2)**	7	(5.5)	17	(13.4)	**24**	**(18.9)**
Dry	0	(0.0)	0	(0.0)	**0**	**(0.0)**	6	(4.7)	10	(9.6)	**16**	**(14.3)**
Total Combined	4	(3.5)	10	(9.3)	**14**	**(12.8)**	14	(11.2)	37	(31.8)	**51**	**(43.0)**

In Canada, the Peace River Arch continues to provide Vermilion with exciting exploration opportunities as it expands into a new operated project area. To date, the company has drilled four natural gas discoveries where the company's working interest ranges from 50% to 100%. These wells have been production tested and are capable of adding 2,500 boe/d (1,500 boe/d at 10:1) of net production by year-end. The company has plans to drill an additional seven wells this year to evaluate the 40,000 net acres of land accumulated to date in the area.

In the Southern Foothills area, successful exploration drilling at Sorge yielded oil, now on production, and several follow up locations have been identified. Vermilion is participating in a 30 km^2 3D seismic shoot at Wildcat Hills to evaluate a deep Devonian prospect. The program is expected to be completed by the end of the third quarter.

The company drilled eight wells at Chip Lake during the quarter, bringing the total for the six-month period to 23. Vermilion also completed the shooting of a 257 km^2 3D seismic program.

At Little Horse (Utikuma), the company followed up on a fourth quarter 2000 gas discovery, successfully drilling a second gas well during the first quarter. The company is currently evaluating options for tie-in of production and two more wells are planned for Little Horse in the third quarter.

During the second quarter, Vermilion's drilling activities in France remained focused in the Paris Basin. Two wells were drilled at Vulaines, VUS14 and VUS10, while a third well VUS15 was recently spudded. The company anticipates drilling two more wells by year-end, completing the current year eight-well development program for this year. The Vulaines field is currently producing just under 1,000 bbls/d up from 384 bbls/d when the company initiated its program in September of 2000.

At Champotran, the highly successful CH18 well that was drilled in the first quarter and that significantly extended the pool to the south, is currently producing over 500 bbls/d with a very low water cut. During the second quarter, the company drilled CH20, a follow up well to the south that is currently being production tested. A third well, CH21 is now planned further to the south to delineate the southern edge of the pool. Currently, the company's drilling rig in France is moving back onto the Malnoue 107 well to rectify mechanical problems encountered while drilling last quarter and will then drill the Malnoue 109 location at the east end of the pool.

Encouraged by the recent success in the Vulaines and Champotran fields, the company is shooting 190 km of 2D data over the area joining the two fields in order to identify further potential. Vermilion is also participating in a geochemical survey of the Lanot permit, currently in progress. Looking to the second half of the year, a number of high impact wells remain to be drilled including Lucats-Cabeil, Chevreuse, and St. Lazarre. The company has contracted a second rig with a two-well commitment and an option to drill three more wells.

FINANCIAL

Combined crude oil and NGL's prices averaged $37.94 per bbl for the quarter consistent with second quarter 2000 pricing of $37.84 per bbl as well as the $37.96 per bbl received in the first three months of 2001. Reduced WTI pricing for the period was partially offset by Vermilion's improved hedging structure. The company's oil hedging costs have dropped by 30%, or $0.61 per boe, to $1.45 per boe ($1.72 per boe at 10:1) from $2.06 per boe ($2.40 per boe at 10:1) a year ago. A weakening economy has lowered demand for natural gas in North America, reducing the company's realized natural gas price for the second quarter to $6.22 per mcf, from the first quarter peak of $8.17 per mcf. Second quarter pricing nonetheless reflects a 42% improvement over the $4.39 per mcf realized for the same period in 2000.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 11.0 mmcf/d remain in place for the remainder of the contract year ending November 1, 2001 at an average price of $4.30 per mcf. Currently, the company has hedged 13.1 mmcf/d (24.7%) of its 2002 natural gas production, and 10.9 mmcf/d (20.6%) of its 2003 volumes, both at $5.00 Cdn. per mcf. On the crude oil side, Vermilion has hedges covering 4,800 bbls/d for the remainder of 2001 and 4,500 bbls/d in 2002, at $25 WTI. The company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its commodity hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $9.12 per boe ($10.81 per boe at 10:1) for the quarter compared to $7.39 per boe ($8.60 per boe at 10:1) for the same period a year ago, mainly due to higher natural gas prices. With rising energy costs in Canada, unit lifting costs have increased to $3.87 per boe ($4.58 per boe at 10:1) compared to $3.47 per boe ($4.04 per boe at 10:1) for the same period a year ago.

These changes in Vermilion's cost structure have been offset by a stronger commodity price environment along with improved hedging costs resulting in an increased operating netback to $24.70 per boe ($29.28 at 10:1) for the quarter, up 18% from the $20.87 per boe ($24.29 at 10:1) reported in the second quarter of 2000. The operating netback for the first six months of $26.54 per boe ($31.57 per boe at 10:1) increased over the 2000 operating netback of $19.96 per boe ($23.08 per boe at 10:1) for the same reasons indicated above.

General and administrative costs have increased to $0.87 per boe ($1.04 per boe at 10:1) for the quarter compared to $0.75 per boe ($0.87 per boe at 10:1) with increased staffing levels. Interest costs have decreased substantially for the quarter to $0.69 per boe ($0.81 per boe at 10:1) compared to $1.28 per boe ($1.49 per boe at 10:1) in the second quarter of 2000 due to decreased debt levels and increased production.

Netbacks

	Three months ended June 30,				Six months ended June 30,				
	2001				2001				2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/Boe**	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/boe**	(10:1) Total $/boe
Canada									
Price	41.50	6.18	**50.00**	**39.10**	42.67	7.22	**55.12**	**43.03**	38.09
Oil Hedging Costs	(3.15)	—	**(1.84)**	**(1.44)**	(3.10)	—	**(1.80)**	**(1.40)**	(2.58)
Royalties (net)	(11.13)	(1.86)	**(14.26)**	**(11.15)**	(10.86)	(2.05)	**(14.94)**	**(11.66)**	(10.02)
Lifting Costs	(4.43)	(0.42)	**(4.35)**	**(3.40)**	(4.47)	(0.41)	**(4.33)**	**(3.38)**	(3.21)
Operating Netback	22.79	3.90	**29.55**	**23.11**	24.24	4.76	**34.05**	**26.59**	22.28
France									
Price	39.00	8.24	**39.57**	**39.23**	37.34	6.24	**37.71**	**37.34**	36.29
Oil Hedging Costs	(1.51)	—	**(1.49)**	**(1.48)**	(1.25)	—	**(1.23)**	**(1.22)**	(2.04)
Royalties (net)	(4.29)	(0.31)	**(4.28)**	**(4.24)**	(4.38)	(0.25)	**(4.36)**	**(4.31)**	(4.20)
Lifting Costs	(4.68)	(3.20)	**(5.03)**	**(4.99)**	(5.10)	(2.93)	**(5.46)**	**(5.41)**	(5.62)
Operating Netback	28.52	4.73	**28.77**	**28.52**	26.61	3.06	**26.66**	**26.40**	24.43
Combined									
Price	40.32	6.22	**46.39**	**39.14**	40.20	7.20	**49.26**	**41.41**	37.42
Oil Hedging Costs	(2.38)	—	**(1.72)**	**(1.45)**	(2.24)	—	**(1.61)**	**(1.35)**	(2.38)
Royalties (net)	(7.90)	(1.84)	**(10.81)**	**(9.12)**	(7.86)	(2.02)	**(11.37)**	**(9.56)**	(7.86)
Lifting Costs	(4.54)	(0.47)	**(4.58)**	**(3.87)**	(4.76)	(0.46)	**(4.71)**	**(3.96)**	(4.10)
Operating Netback	25.50	3.91	**29.28**	**24.70**	25.34	4.72	**31.57**	**26.54**	23.08
Other Income			**0.00**	**0.00**			**0.00**	**0.00**	0.28
General & Administrative			**(1.04)**	**(0.87)**			**(1.07)**	**(0.90)**	(0.92)
Interest			**(0.81)**	**(0.69)**			**(0.89)**	**(0.74)**	(1.52)
Foreign Exchange			**(0.01)**	**(0.01)**			**(0.01)**	**(0.01)**	0.00
Current & Capital Taxes			**(2.26)**	**(1.91)**			**(1.72)**	**(1.45)**	(0.35)
Cash Flow Netback			**25.16**	**21.22**			**27.88**	**23.44**	20.57
Depletion & Depreciation			**(6.73)**	**(5.68)**			**(6.66)**	**(5.60)**	(5.06)
Future Income Taxes			**(4.50)**	**(3.80)**			**(6.84)**	**(5.75)**	(6.41)
Deferred Financing Charges			**(0.10)**	**(0.08)**			**(0.09)**	**(0.08)**	(0.28)
Foreign Exchange			**(0.58)**	**(0.49)**			**(0.43)**	**(0.36)**	(0.18)
Equity in income of affiliate			**0.02**	**0.02**			**0.02**	**0.01**	(0.01)
Earnings Netback			**13.27**	**11.19**			**13.88**	**11.66**	8.63

The company's current tax provision has increased to $1.91 per boe ($2.26 per boe at 10:1) for the quarter due to high commodity prices accelerating the utilization of Vermilion's tax pools in both Canada and France.

The company's cash flow netback of $21.22 per boe ($25.16 at 10:1) is 16 percent higher than the $18.29 per boe ($21.29 at 10:1) reported for the second quarter of 2000. The cash flow netback of $23.44 per boe ($27.88 per boe at 10:1) is 32% higher than $17.79 per boe ($20.57 per boe at 10:1) reported for the six months of 2000 for the same reasons indicated above.

The company's future income tax provision for the quarter and the future tax liability have been reduced by $4.0 million as a result of a change in the Alberta corporate tax rate from 15.5% to 13.5%.

The annual review of the company's bank loan facility is now complete and has resulted in an increase in the borrowing base to $250 million. The long-term debt position (net of working capital) at the end of the second quarter was $99.6 million leaving in excess of $150 million of available capacity on the loan facility. Vermilion is projecting a year-end debt level of $115 million.

Capital Expenditures

($000's)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Land	$ **6,754**	$ 1,324	$ **11,548**	$ 3,031
Seismic	**—**	1,288	**3,682**	1,811
Drilling & Workovers	**25,414**	15,201	**52,764**	31,786
Facilities	**3,311**	1,700	**4,723**	2,316
Property Acquisitions	**627**	31,028	**955**	32,301
Other	**2,949**	779	**4,902**	1,896
	$ **39,055**	$ 51,320	$ **78,574**	$ 73,141

Funding of Capital Expenditures

($000's)	Three months ended June 30, 2001	Three months ended June 30, 2000	Six months ended June 30, 2001	Six months ended June 30, 2000
Cash Flow	$ **42,137**	$ 30,126	$ **92,191**	$ 53,684
Debt, Working Capital and Other	**(4,143)**	19,948	**(11,719)**	18,603
Equity	**1,061**	1,246	**(1,898)**	854
	$ **39,055**	$ 51,320	$ **78,574**	$ 73,141

OUTLOOK

In the second quarter, Vermilion increased its ownership in Aventura Energy Inc. to 45.6% on a fully diluted basis from 35.0%. The company invested an additional $3.5 million through a private placement and further strengthened its position with the nomination of Stephen Bjornson to Aventura's Board of Directors. Vermilion remains highly optimistic with respect to the potential for Aventura given the company's strong portfolio of high impact opportunities in Trinidad and Argentina.

Vermilion has been actively building its inventory of land over the past six months, accumulating over 40,000 net acres in the Peace River Arch area alone and is in the process of acquiring seismic data including a 190 km 2D program in the Paris Basin, a 257 km^2 3D shoot at Chip Lake and a 30 km^2 3D program in the Southern Foothills area. These activities, along with the company's significant exploration success in the Peace River Arch and the potential for Aventura is leading to exciting growth opportunities for Vermilion. As well, Vermilion has remained patient in the acquisitions market while maintaining a strong financial position with over $150 million of available credit that will allow the company to execute on the right opportunity.

Vermilion has revised its 2001 financial projections based on six-month results. The recent decline in commodity prices has caused the company to lower its projected cash flow to $170 million from $185 million. The capital program will remain unchanged at $170 million, matching cash flow. Delays in timing of the Peace River Arch development has caused Vermilion to reduce slightly its projections for average and exit production rates to 22,500 boe/d (19,000 boe/d at 10:1) and 25,400 boe/d (21,000 boe/d at 10:1), respectively. Production delays are primarily the result of efforts made by the company to secure further opportunities in the regions where it has encountered exploration success.

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884

August 29, 2001

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilieres du Quebec

Dear Sirs:

RE: VERMILION RESOURCES LTD. - CONTINUOUS DISCLOSURE

We confirm that the Second Quarter Report for the period ended June 30, 2001, was sent by prepaid mail on August 29, 2001 to all registered shareholders of the common shares of Vermilion Resources Ltd. as well as to the non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Yours truly,

VERMILION RESOURCES LTD.

"signed by"
Heather Strang
Manager, Corporate Communications

cc: Colin Petryk
Computershare Investor Services

c7944
r f BC-Vermilion-Q3-results 11-16 5401
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Reports Strong Nine Month Results And Continued Record Production Levels

CALGARY, Nov. 15 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on third quarter 2001 financial and operating performance.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

- Nine-month earnings of $57.8 million or $1.06 per share remained 47% higher than 2000 results despite a 29% drop in earnings for the third quarter to $11.9 million or $0.21 per share due to declining commodity prices.
- Similarly, cash flow for the third quarter of $31.1 million or $0.57 per share was down 16% relative to the same period a year ago while cash flow for the nine-month period of $123.3 million or $2.27 per share was up 36% over the prior year reflecting strong pricing in the first half of 2001.
- Production volumes averaged 22,019 boepd (18,504 boepd at 10:1) over the nine-month period, and 22,580 boepd (18,964 boepd at 10:1) for the quarter, up 26% and 18% respectively from the comparable periods a year ago.
- The company's operations and cash flow netbacks averaged $17.66 per boe ($21.03 per boe at 10:1) and $14.98 per boe ($17.84 per boe at 10:1) down approximately 26% and 29% respectively from the third quarter 2000.
- Vermilion's return on equity was 4.5% for the quarter and 24% for the nine-month period.
- Drilling at North Gage in the Peace River Arch area proved up the extension of the natural gas and liquids pool discovered in the first quarter. Current pipeline construction is under way with both wells expected to be on stream at a rate of 1,500 boepd by mid-December.

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	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	$ 58,965	$ 62,975	$ 216,523	$ 154,431
Cash flow from operations	31,127	37,071	123,318	90,755
Per share, basic	0.57	0.71	2.27	1.75
Per share, diluted	0.55	0.69	2.20	1.71
Net earnings	11,949	16,763	57,843	39,397
Per share, basic	0.21	0.32	1.06	0.76
Per share, diluted	0.21	0.31	1.03	0.74
Capital expenditures	$ 49,848	$ 52,868	128,422	126,009
Total assets			567,955	453,830
Working capital (deficit)			(29,463)	7,339
Long-term debt			88,427	123,660
Shareholders' equity			$ 269,137	$ 191,478

Common shares outstanding		
Basic	54,560,802	54,251,720
Diluted	58,511,620	58,226,387
Weighted average common shares outstanding		
Basic	54,404,700	51,990,169
Diluted	56,299,531	55,964,836
Share trading		
High	$ 12.50	$ 8.65
Low	7.15	4.00
Close	$ 9.70	$ 8.35

Operations	Three months ended Sept. 30, 2001	2000	Nine months ended Sept. 30, 2001	2000
Production				
Crude oil (bbls/d)	11,869	10,339	11,510	9,714
Natural gas liquids (bbls/d)	1,671	1,789	1,722	1,649
Natural gas (mcf/d)	54,238	41,785	52,720	36,369
Total (boe/d at 10:1)	18,964	16,306	18,504	15,000
Total (boe/d at 6:1)	22,580	19,092	22,019	17,424
Average selling price				
WTI reference price (US $ per bbl)	$ 26.76	$ 31.55	$ 27.80	$ 29.64
Brent reference price (US $ per bbl)	25.29	30.42	26.14	28.01
AECO reference price (Cdn $ per GJ)	3.09	5.09	5.78	4.22
Crude oil (per bbl)	34.19	38.93	36.15	36.37
Natural gas liquids (per bbl)	30.05	34.53	38.67	30.68
Natural gas (per mcf)	3.41	5.20	5.89	4.39
Operations netback (per boe at 10:1)	21.03	27.99	27.92	24.87
Operations netback (per boe at 6:1)	17.66	23.90	23.46	21.41
Cash flow netback (per boe at 10:1)	17.84	24.71	24.41	22.07
Cash flow netback (per boe at 6:1)	$ 14.98	$ 21.11	$ 20.52	$ 19.08

<<

Note: 2000 diluted earnings and cash flow per share have been restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

Vermilion's production averaged 22,019 boepd (18,504 boepd at 10:1) over the nine-month period and 22,580 boepd (18,964 boepd at 10:1) for the third quarter, up 26% and 18%, respectively, from the comparable periods a year ago. Quarter over quarter production gains came from the Canadian operations, primarily the Utikuma area where the company drilled three successful oil wells and at Mastin Lake following workover activities and tie-in of a number of wells. Not yet reflected in average Canadian production for the quarter is Peace River Arch production totaling 2,500 boepd. Of that total, 1,000 boepd were put on stream during the third week of October.

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Production Summary

Three months ended September 30, 2001	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada				
Chip Lake	2,660	34.99	6,159	8,491
Utikuma	4,336	1.12	4,448	4,523
Mastin Lake	-	10.88	1,088	1,813
Southern Foothills	316	6.49	965	1,398

Total Canada	7,312	53.48	12,660	16,225
France				
Aquitaine Basin	3,492	-	3,492	3,492
Paris Basin	2,476	-	2,476	2,476
Other	260	0.76	336	387
Total France	6,228	0.76	6,304	6,355
Combined Total	13,540	54.24	18,964	22,580

	Nine months ended September 30, 2001				2000 YTD	
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada						
Chip Lake	2,635	33.00	5,935	8,135	4,994	6,655
Utikuma	4,132	1.76	4,308	4,425	3,206	3,239
Mastin Lake	13	9.67	980	1,625	219	331
Southern Foothills	333	7.43	1,076	1,572	1,112	1,666
Total Canada	7,113	51.86	12,299	15,757	9,531	11,891
France						
Aquitaine Basin	3,595	-	3,595	3,595	3,629	3,629
Paris Basin	2,251	-	2,251	2,251	1,408	1,408
Other	273	0.86	359	416	432	496
Total France	6,119	0.86	6,205	6,262	5,469	5,533
Combined Total	13,232	52.72	18,504	22,019	15,000	17,424

>>

The company drilled 31 wells in the third quarter bringing the well count to 82 wells for 2001. Twenty-nine wells were drilled in Canada and two in France, resulting in a 77% success rate for the three-month period. (Drilling statistics include only wells that have been rig released in the quarter. VUS18 and MAL109 are not included.)

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Drilling Activity

Three months ended September 30, 2001

	Exploration Gross	Exploration (Net)	Development Gross	Development (Net)	Total Gross	Total (Net)
Canada						
Oil	0	(0.0)	6	(5.5)	6	(5.5)
Gas	4	(4.0)	12	(10.0)	16	(14.0)
Dry	2	(1.5)	5	(3.6)	7	(5.0)
Total Canada	6	(5.5)	23	(19.1)	29	(24.5)
France						
Oil	0	(0.0)	2	(2.0)	2	(2.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)

Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	2	(2.0)	2	(2.0)
Combined						
Oil	0	(0.0)	8	(7.5)	8	(7.5)
Gas	4	(4.0)	12	(10.0)	16	(14.0)
Dry	2	(1.5)	5	(3.6)	7	(5.0)
Total Combined	6	(5.5)	25	(21.1)	31	(26.5)

Nine months ended September 30, 2001

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	10	(8.3)	11	(9.3)
Gas	11	(9.5)	29	(23.4)	40	(32.9)
Dry	8	(6.2)	15	(13.2)	23	(19.3)
Total Canada	20	(16.7)	54	(44.9)	74	(61.5)
France						
Oil	0	(0.0)	8	(8.0)	8	(8.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
Dry	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	8	(8.0)	8	(8.0)
Combined						
Oil	1	(1.0)	18	(16.3)	19	(17.3)
Gas	11	(9.5)	29	(23.4)	40	(32.9)
Dry	8	(6.2)	15	(13.2)	23	(19.3)
Total Combined	20	(16.7)	62	(52.9)	82	(69.5)

>>

In the Peace River Arch area, Vermilion drilled a 100% working interest well at North Gage, proving up the extension of the natural gas and liquids pool discovered in the first quarter. The company remains on schedule to tie in the two existing wells, adding an estimated 1,500 boepd of production, and will drill a second follow up well, all by yearend. The Shane discovery well was tied in adding approximately 1,000 boepd of production in the third week of October. Vermilion is continuing to expand its exploration activities in the area and is now drilling an exploration well at Girouxville. The company drilled three oil wells at Utikuma during the quarter adding approximately 600 boepd and is encouraged by preliminary results from interpretation of a 3D seismic survey at Chip Lake that confirms potential for significant expansion of the prospect inventory in the area.

In France, the company's Champotran 20 well, drilled in the second quarter as a follow up to the highly successful CH18 well, confirmed a southern extension to the existing pool. Together, CH18 and CH20 are producing at a flat rate of approximately 945 bbls/d. Encouraged by these results, Vermilion has initiated an extensive 2D seismic survey to further define the areal extension of the pool. Pending drilling results of the next Champotran well (CH21), currently scheduled for December/January, the company has identified another location at CH22 to confirm pool extension to the north.

At Malnoue, Vermilion drilled two wells, MAL109 and MAL107 sidetrack, both of which are awaiting a stimulation program. Pending results from these two wells the company may drill up to three additional wells in the field.

Following a series of successful wells at Vulaines this year, Vermilion drilled VUS15 and VUS18 in the third quarter. VUS15, currently being evaluated, appears to be tight facies and may define the pool's stratigraphic edge to the North East. Both Vulaines wells are awaiting stimulation.

In November, Vermilion drilled and cased the Lucats-Cabeil well, which is now awaiting completion. Contingent upon results from production testing, Vermilion has two follow-up locations scheduled for 2002. With the drilling of the Lucats-Cabeil well, Vermilion has completed its original 11 well program in France. The program may be expanded to twelve wells based on approval to access the CH21 location.

FINANCIAL

The sharp decline in commodity prices during the third quarter saw the company's cash flow decline somewhat from the record highs of the first and second quarters. Despite this, Vermilion generated strong financial results in the quarter, contributing to an excellent nine-month period.

Combined crude oil and NGLs prices averaged $33.68 per bbl for the quarter, down substantially from third quarter 2000 pricing of $38.51 per bbl as well as the $37.94 per bbl received in the second quarter of 2001. Oil prices have come off this quarter due to an overall downturn in the economy combined with consumer fears in the aftermath of the terrorist attacks of September 11, 2001. In addition, the company's France production realized a lower oil price than the market price by more than $2.00 (US) per barrel as a result of timing of shipments. Reduced WTI pricing for the period was partially offset by Vermilion's improved hedging structure. The company's oil hedging costs have dropped by 91%, or $2.68 per boe, to $0.27 per boe ($0.32 per boe at 10:1) from $2.95 per boe ($3.45 per boe at 10:1) a year ago. The weakening economy has lowered demand for natural gas in North America, reducing the company's realized natural gas price for the third quarter to $3.41 per mcf, from the first quarter peak of $8.17 per mcf ($6.22 per mcf in the second quarter). Third quarter pricing reflects a 34% decrease from the $5.20 per mcf realized for the same period in 2000. The nine-month gas price of $5.89 per mcf remains well above the $4.39 per mcf achieved in the nine months ended 2000.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 22.7 mmcf/d remain in place for the remainder of 2001 at a minimum price of $4.79 per mcf. Currently, the company has hedged 22.6 mmcf/d (29.8%) of its 2002 natural gas production, and 16.4 mmcf/d of its 2003 volumes representing 21.6% of its 2002 volumes, both at approximately $5.00 Cdn. per mcf. On the crude oil side, Vermilion has hedges covering 4,800 bbls/d for the remainder of 2001 and 5,000 bbls/d in 2002, at $25 (US) WTI. The company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, decreased to $6.58 per boe ($7.84 per boe at 10:1) for the quarter compared to $8.42 per boe ($9.86 per boe at 10:1) for the same period a year ago, due to lower overall commodity prices. As 2001 is proving to be an all time record drilling year, this has pushed service and equipment costs to record levels. This, combined with continued rising energy costs in Canada, and increased scheduled maintenance shutdowns, have increased unit lifting costs to $4.14 per boe for the quarter ($4.93 per boe at 10:1) compared to $3.52 per boe ($4.13 per boe at 10:1) for the same period a year ago. Year to date lifting costs have increased to $4.02 per boe ($4.79 per boe at 10:1) from $3.54 per boe ($4.11 per boe at 10:1) a year ago.

These changes in Vermilion's cost structure along with a weaker commodity price environment have resulted in a decreased operating netback to $17.66 per boe ($21.03 at 10:1) for the quarter, down 26% from the $23.91 per boe ($27.99 at 10:1) reported in the third quarter of 2000. As described above, improved hedging costs have helped to offset the decrease. The operating netback for the first nine months of $23.47 per boe ($27.92 per boe at 10:1) remained ahead of the 2000 operating netback of $21.41 per boe ($24.87 per boe at 10:1)

due to a very strong commodity price environment in the first six months of 2001. Operating netbacks for the year remain very strong in comparison to historical levels.

General and administrative costs have increased to $0.94 per boe ($1.12 per boe at 10:1) for the quarter compared to $0.78 per boe ($0.91 per boe at 10:1) for the same period a year ago due to increased staffing levels. Interest costs have decreased substantially for the quarter to $0.64 per boe ($0.76 per boe at 10:1) compared to $1.31 per boe ($1.53 per boe at 10:1) in the third quarter of 2000 due to decreased debt levels and increased production.

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Netbacks

	Three months ended September 30, 2001			
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe
Canada				
Price	37.92	3.40	36.27	28.29
Oil Hedging Costs	(0.34)	-	(0.20)	(0.15)
Royalties (net)	(9.22)	(1.04)	(9.70)	(7.57)
Lifting Costs	(4.55)	(0.44)	(4.47)	(3.49)
Operating Netback	23.81	1.92	21.90	17.08
France				
Price	29.67	4.00	29.79	29.55
Oil Hedging Costs	(0.56)	-	(0.56)	(0.55)
Royalties (net)	(4.11)	(0.18)	(4.09)	(4.06)
Lifting Costs	(5.43)	(4.04)	(5.84)	(5.80)
Operating Netback	19.57	(0.22)	19.30	19.14
Combined				
Price	34.12	3.41	34.12	28.65
Oil Hedging Costs	(0.44)	-	(0.32)	(0.27)
Royalties (net)	(6.87)	(1.02)	(7.84)	(6.58)
Lifting Costs	(4.96)	(0.49)	(4.93)	(4.14)
Operating Netback	21.85	1.90	21.03	17.66
Other Income			0.00	0.00
General & Administrative			(1.12)	(0.94)
Interest			(0.76)	(0.64)
Foreign Exchange			0.00	0.00
Current & Capital Taxes			(1.31)	(1.10)
Cash Flow Netback			17.84	14.98
Depletion & Depreciation			(6.90)	(5.80)
Future Income Taxes			(4.41)	(3.70)
Deferred Financing Charges			(0.10)	(0.08)
Foreign Exchange			0.42	0.35
Equity in income of affiliate			0.00	0.00
Earnings Netback			6.85	5.75

	Nine months ended September 30, 2001				2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(10:1) Total $/boe
Canada					
Price	41.02	5.89	48.57	37.92	41.19
Oil Hedging Costs	(2.15)	-	(1.24)	(0.97)	(2.99)
Royalties (net)	(10.29)	(1.70)	(13.12)	(10.24)	(11.06)
Lifting Costs	(4.50)	(0.42)	(4.38)	(3.42)	(3.22)
Operating Netback	24.08	3.77	29.83	23.29	23.92
France					
Price	34.71	5.58	35.00	34.68	38.86
Oil Hedging Costs	(1.01)	-	(1.00)	(0.99)	(2.38)
Royalties (net)	(4.29)	(0.23)	(4.26)	(4.23)	(4.28)
Lifting Costs	(5.21)	(3.26)	(5.59)	(5.54)	(5.66)
Operating Netback	24.20	2.09	24.15	23.92	26.54
Combined					
Price	38.10	5.89	44.02	37.00	40.34
Oil Hedging Costs	(1.62)	-	(1.16)	(0.98)	(2.77)
Royalties (net)	(7.52)	(1.68)	(10.15)	(8.53)	(8.59)
Lifting Costs	(4.83)	(0.47)	(4.79)	(4.02)	(4.11)
Operating Netback	24.13	3.74	27.92	23.47	24.87
Other Income			0.00	0.00	0.18
General & Administrative			(1.09)	(0.91)	(0.92)
Interest			(0.84)	(0.71)	(1.53)
Foreign Exchange			0.00	0.00	-
Current & Capital Taxes			(1.58)	(1.33)	(0.53)
Cash Flow Netback			24.41	20.52	22.07
Depletion & Depreciation			(6.74)	(5.67)	(5.29)
Future Income Taxes			(6.00)	(5.04)	(6.83)
Deferred Financing Charges			(0.10)	(0.08)	(0.28)
Foreign Exchange			(0.13)	(0.12)	(0.18)
Equity in income of affiliate			0.01	0.01	0.10
Earnings Netback			11.45	9.62	9.59

>>

The company's current tax provision has increased to $1.10 per boe ($1.31 per boe at 10:1) for the quarter compared to $0.72 per boe ($0.85 at 10:1) for the same period a year ago due to high commodity prices accelerating the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2001 ranges between $8.5 and $10.0 million. In addition to the current taxes, the company's France subsidiary was served a tax assessment relating to prior years for a registration tax on its initial acquisition of properties in France. Management and its advisors disagree with the assessment and are in the process of challenging the registration tax with support from the industry. In the event of an unsuccessful defense the maximum liability

exposure for Vermilion is $6.5 million.

The company's cash flow netback of $14.98 per boe ($17.84 at 10:1) is 29 percent lower than the $21.11 per boe ($24.71 at 10:1) reported for the third quarter of 2000. The cash flow netback of $20.52 per boe for the year to date ($24.41 per boe at 10:1) is 8% higher than $19.00 per boe ($22.07 per boe at 10:1) reported for the nine months of 2000 and remain record yearly results.

The long-term debt position (net of working capital) at the end of the third quarter was $117.9 million leaving in excess of $132 million of available capacity on the loan facility. Vermilion is projecting a year-end debt level (including working capital) of $126 million. Continuous reductions to interest rates provide significant flexibility to use low cost leverage for strategic expansion of the business as the industry approaches what appears to be a downturn.

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Capital Expenditures

($000's)	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Land	$ 5,593	$ 1,771	$ 17,141	$ 4,802
Seismic	1,709	635	5,391	2,446
Drilling & Workovers	39,850	14,853	92,614	46,639
Facilities	1,121	1,688	5,844	4,004
Property Acquisitions	977	33,203	1,932	65,504
Other	598	718	5,500	2,614
	$ 49,848	$ 52,868	$ 128,422	$ 126,009

Funding of Capital Expenditures

($000's)	Three months ended September 30, 2001	Three months ended September 30, 2000	Nine months ended September 30, 2001	Nine months ended September 30, 2000
Cash Flow	$ 31,127	$ 37,071	$ 123,318	$ 90,755
Debt, Working Capital and Other	18,967	64	7,248	18,667
Equity	(246)	15,733	(2,144)	16,587
	$ 49,848	$ 52,868	$ 128,422	$ 126,009

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ISSUER BID

Vermilion filed with The Toronto Stock Exchange and other applicable regulatory authorities a Notice of Intention to Make a Normal Course Issuer Bid beginning November 23, 2001 and terminating the earlier of November 22, 2002 or the date all shares that are subject to the Normal Course Issuer Bid are purchased.

In the opinion of the Board of Directors of the Corporation, from time to time, the market price of the common shares of the Corporation does not accurately reflect the value of those shares. As a result, the Corporation's common shares may become available for purchase at prices that make them an appropriate use of the Corporation's funds.

Vermilion has the right to acquire up to an aggregate of 2,735,070 of its common shares over the next 12 month period representing approximately 5% of its issued and outstanding common shares. There were 54,701,402 common shares of Vermilion issued and outstanding as of November 14, 2001. All common shares acquired by Vermilion pursuant to the Normal Course Issuer Bid will be returned to treasury and cancelled.

Purchases subject to this Normal Courser Issuer Bid will be carried out pursuant to open market transactions through the facilities of The Toronto Stock Exchange.

Pursuant to Vermilion's previous Normal Course Issuer Bid, which expired October 27, 2001, Vermilion purchased 829,400 common shares at an average price of $7.82 per share. These common shares have been returned to treasury and cancelled.

OUTLOOK

Vermilion remains on target for a 2001 exit production rate of 25,000 boepd, total capital expenditures of $165.0 million, cash flow of $155.0 million and net debt estimated at $126 million, leaving the company $124 million of bank line capacity. As commodity prices reflect severe volatility in the current market, management will maintain strict financial controls on spending for the remainder of the 2001 and the 2002 capital budgets.

Heading into 2002, Vermilion foresees a capital expenditure program totaling $155 million based on pricing assumptions of $22 US/bbl WTI and $3.80 Cdn/GJ AECO. The capital budget is comprised of a $110.0 million baseline commitment with the remaining $45.0 million contingent budget for development of exploration successes and/or future acquisition opportunities. Management will maintain a capital program that is within 15% of 2002 cash flow, currently projected to be $140 million ($2.39 per share, f.d.) with earnings of $60 million ($1.03 per share f.d.). Despite being in a falling commodity market, with recent exploration success in the Peace River Arch the company expects production to climb next year by 21% to average 27,000 boepd (22,000 boepd at 10:1) based on a 53% to 47% oil to gas production split.

Vermilion continues to see significant potential for its investment in Aventura Energy Inc. following the October 17 announcement of initial testing operations on the Carapal Ridge-1 well drilled in the onshore central block of Trinidad. The initial tests indicate the Miocene Herrera formation encountered by this well is a high quality gas reservoir. Five separate intervals within a total gross pay of 1,000 feet were individually tested at a combined daily rate in excess of 50 million cubic feet of gas and 1,500 barrels of condensate. Aventura and its partners are currently evaluating short and long-term natural gas marketing options. Completion and testing operations have begun on the second well, Corosan -1. Vermilion has a 45.6% (fully diluted) ownership interest in Aventura.

In this time of falling commodity prices and energy stocks, your company continues to be well positioned to take full advantage of these volatile times. Corporate production will exit the year at a record level of 25,000 boepd and with a more balanced commodity mix of 56% light sweet crude oil and liquids and 44% natural gas. This more balanced portfolio of assets along with our low cost structure, low debt levels and strong commodity hedge position provides Vermilion the ability to not only manage these volatile times, but more importantly take advantage of the opportunities that will become available.

<<

Consolidated Balance Sheets

($000's, unaudited)	September 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 3,627	$ 15,861
Accounts receivable	36,565	42,530
Crude oil inventory	3,202	6,018
Prepaid expenses and other	2,797	2,692
	46,191	67,101
Deferred financing charges	1,189	1,255
Investment in Aventura	9,262	5,699

Capital assets	511,313	415,648
	$ 567,955	$ 489,703
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 75,654	$ 71,527
Long-term debt	88,427	101,619
Provision for future site restoration	7,556	6,253
Future income taxes	127,181	96,865
	298,818	276,264
Shareholders' equity:		
Share capital	134,134	132,965
Retained earnings	135,003	80,474
	269,137	213,439
	$ 567,955	$ 489,703

Consolidated Statements of Earnings and Retained Earnings

($000's, except share and per share amounts, unaudited)	Three months ended September 30, 2001	2000	Nine months ended September 30, 2001	2000
Revenue:				
Petroleum and natural gas revenue	$ 58,965	$ 62,975	$ 216,523	$ 154,431
Royalties (net)	13,673	14,797	51,286	35,310
	45,292	48,178	165,237	119,121
Other income	-	21	-	749
	45,292	48,199	165,237	119,870
Expenses:				
Production	8,598	6,191	24,181	16,896
Interest	1,499	2,742	4,738	7,440
General and administration	1,962	1,369	5,492	3,778
Foreign exchange loss (gain)	(719)	308	707	786
Depletion and depreciation	12,046	8,550	34,060	21,747
	23,386	19,160	69,178	50,647
Earnings before income taxes and other item	21,906	29,039	96,059	69,223
Income taxes:				
Future	7,688	11,351	30,315	28,070
Current	2,152	1,110	7,570	1,880
Capital	125	156	398	289
	9,965	12,617	38,283	30,239
Other Item:				

Equity in income of affiliate	8	341	67	413
Net earnings	11,949	16,763	57,843	39,397
Excess of consideration paid over stated value of shares purchased	(214)	(281)	(3,314)	(983)
Adoption of new accounting policy	-	-	-	(13,559)
Retained earnings, beginning of period	123,268	44,806	80,474	36,433
Retained earnings, end of period	$ 135,003	$ 61,288	$ 135,003	$ 61,288
Net earnings per common share:				
Basic	$ 0.21	0.32	$ 1.06	$ 0.76
Diluted	$ 0.21	$ 0.31	$ 1.03	$ 0.74
Weighted average common shares outstanding				
Basic	54,546,298	53,500,382	54,404,700	51,990,169
Diluted	56,652,527	57,475,099	56,299,531	55,964,836

Consolidated Statements of Cash Flows

($000's, except per share amounts, unaudited)	Three months ended September 30, 2001	2000	Nine months ended September 30, 2001	2000
Cash provided by (used in):				
Operating:				
Net earnings	$ 11,949	$ 16,763	$ 57,843	$ 39,397
Items not affecting cash:				
Depletion and depreciation	12,046	8,550	34,060	21,747
Unrealized foreign exchange loss (gain)	(719)	308	684	786
Amortized deferred financing charges	171	440	483	1,168
Equity in income of affiliate	(8)	(341)	(67)	(413)
Future income taxes	7,688	11,351	30,315	28,070
Cash flow from operations	31,127	37,071	123,318	90,755
Changes in non-cash working capital	12,840	382	12,565	1,390
	43,967	37,453	135,883	92,145
Investing:				
Acquisition of capital assets, net	-	(8,938)	-	(41,239)
Drilling and development of petroleum and natural gas properties	(49,848)	(19,666)	(128,422)	(60,506)
Long-term investments and other assets	23	(800)	(3,497)	(800)
	(49,825)	(29,404)	(131,919)	(102,545)
Financing:				
Issue (repurchase) of common shares for cash, net of share issue costs	(246)	720	(2,144)	1,574
Increase (decrease) in				

long-term debt	(11,328)	(3,370)	(13,192)	21,521
Increase in deferred financing charges	(84)	(63)	(417)	(1,695)
	(11,658)	(2,713)	(15,753)	21,400
Foreign exchange (gain) loss on cash held in a foreign currency	1,116	(707)	(445)	(722)
Net increase (decrease) in cash	(16,400)	4,629	(12,234)	10,278
Cash, beginning of period	20,027	10,216	15,861	4,567
Cash, end of period	$ 3,627	$ 14,845	$ 3,627	$ 14,845
Cash flow from operations per common share:				
Basic	$ 0.57	$ 0.71	$ 2.27	$ 1.75
Diluted	$ 0.55	$ 0.69	$ 2.20	$ 1.71
Cash payments				
Interest	$ 1,253	$ 3,068	$ 3,956	$ 6,705
Taxes	$ 72	$ (784)	$ 704	$ (500)

>>

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2001

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements of the year ended December 31, 2000, except for the change in accounting policy outlined in Note 2. The interim financial statements should be read in conjunction with the company's 2000 annual report.

2. Change in Accounting Policy

Effective January 1, 2001, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to calculating earnings per share and cash flow from operations per share. The company retroactively adopted the recommendations adjusting September 30, 2000 diluted earnings per share from $ 0.71 to $ 0.74 and diluted cash flow from operations per share from $ 1.64 to $ 1.71 During the current interim period this change in the calculation of earnings and cash flow from operations per share has increased diluted earnings per share from $ 1.01 to $ 1.03 and has increased diluted cash flow from operations per share from $ 2.14 to $ 2.20.

3. Investment

Effective May 22, 2001 the company increased its ownership in Aventura Energy Inc. ("Aventura") through participation in a Private Placement of Special Warrants and the granting of Finance Warrants.
Prior to the Private Placement, the company directly owned 47,345,275 common shares of Aventura representing 37.8% of the basic shares outstanding and 35% of Aventura's diluted shares.
Through the placement, the company acquired 19,555,556 Special Warrants at a price of $0.18 per warrant for total consideration of $3,520,000. These warrants entitle the holder to one Aventura common share and one common share purchase warrant. These purchase warrants

will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The company's ownership position has increased to 66,900,831 basic shares representing 43.4% of the new basic shares outstanding.
The investment is recorded at original cost and adjusted for the company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition.

4. Long-Term Debt

On January 10, 2001, the company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices. On May 31, 2001 the company's loan facility was amended and restated resulting in an increase of the borrowing base to $250 million.

5. Share Capital

<<

Authorized
  Unlimited number of common shares
  Unlimited number of preferred shares
Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 1999	51,360,293	$ 112,620
Common shares issued on business acquisition	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of future tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	699,482	2,850
Shares acquired under normal course issuer bids	(628,600)	(1,681)
Balance, September 30, 2001	54,560,802	$ 134,134

>>

Normal Course Issuer Bids

During the year and pursuant to its normal course issuer bid that terminated on October 27, 2001, the company purchased 628,600 (Q3 - 29,500) of the company's common shares for a total cost of $4,995,000 (Q3 - $294,000). The excess consideration paid over the stated value of the company's shares in the amount of $3,314,000 (Q3 - $214,000) has been charged directly to retained earnings.

Effective November 23, 2001, the company began a normal course issuer bid process to purchase the company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002.

6. Segmented Information

<<

($000's, unaudited)	September 30, 2001	September 30, 2000

Petroleum and natural gas revenues:		
Canada	$ 158,939	$ 99,768
France	57,584	54,663
	$ 216,523	$ 154,431
Net earnings:		
Canada	$ 36,661	$ 22,522
France	21,182	16,875
	$ 57,843	$ 39,397
Funds generated from operations:		
Canada	$ 88,842	$ 54,965
France	34,476	35,790
	$ 123,318	$ 90,755
Capital expenditures:		
Canada	$ 95,899	$ 109,076
France	32,523	16,933
	$ 128,422	$ 126,009

	September 30, 2001	December 31, 2000
Identifiable assets:		
Canada	$ 383,598	$ 330,495
France	184,357	159,208
	$ 567,955	$ 489,703

>>

7. Contingencies

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Générale des Impots regarding the company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of $6.5 million (4.5 million Euro) including interest charges. The company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the company is unable to determine the likelihood that it will be required to pay the registration fee.

%SEDAR: 00003901E

-0- 11/16/2001

/For further information: http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884, Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 08:31e 16-NOV-01

Securities Act (Quebec)

Report of Normal Course Issuer Bid
under Section 189.1.2 of Regulations to the Act

1. Name and address of the offeree company:

   Not applicable. The offeror made a normal course issuer bid for its own common shares ("Common Shares") through the facilities of The Toronto Stock Exchange.

2. Name and address of the offeror:

   Vermilion Resources Ltd. ("Vermilion")
   400 - 622 - 5th Avenue S.W.
   Calgary, Alberta
   T2P OM6

3. Designation of the securities that are subject to the Bid:

   Common Shares of Vermilion - CUSIP number 9239 011 02.

4. Date of the bid:

   From November 23, 2001 to November 22, 2002.

5. Maximum number of securities of the class subject to the bid which are sought by the offeror:

   Up to 2,735,070 Common Shares of Vermilion.

6. The value, expressed in Canadian dollars, of the consideration offered per security:

   Vermilion will pay the market price for its Common Shares on The Toronto Stock Exchange at the time of acquisition.

7. The fee payable in respect of the bid, as calculated under section 271.4(1):

   $1,354
   (being the greater of $1,000 and $9.90[1] x 2,735,070 x 0.25 x 0.0002)

Note:

(1) Closing price of Vermilion's Common Shares on The Toronto Stock Exchange on November 22, 2001, the last day Vermilion's Common Shares traded on such exchange prior to the commencement of Vermilion's normal course issuer bid.

8. The information given in this report is true and complete.

DATED: November _23_, 2001.

VERMILION RESOURCES LTD.

By: *"Steve Bjornson"*

Steve Bjornson
(Name of person signing the Form)
Vice-President Finance, Corporate Secretary and Chief Financial Officer
(Office or capacity)

FORM 42

Securities Act (Ontario)

Report of Take-Over Bid, Issuer Bid or Application under Clause 104(2)(c) of the Act (Subsection 203.1(1) of the Regulation)

1. Name and address of the offeree issuer:

   Not applicable. The offeror made a normal course issuer bid for its own common shares ("Common Shares") through the facilities of The Toronto Stock Exchange.

2. Name and address of the offeror:

   Vermilion Resources Ltd. ("Vermilion")
   400 - 622 - 5th Avenue S.W.
   Calgary, Alberta
   T2P OM6

3. What is the designation of the class(es) of securities that are subject to the Bid? (Include the CUSIP number.):

   Common Shares of Vermilion - CUSIP number 9239 011 02.

4. What is the date of the bid:

   From November 23, 2001 to November 22, 2002.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   Up to 2,735,070 Common Shares of Vermilion.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   Vermilion will pay the market price for its Common Shares on The Toronto Stock Exchange at the time of acquisition.

7. What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

   Unknown.

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

   $1,000
   (being the greater of $1,000 and $9.90[1] x 0.0002 x 2,735,070 x (2,735,070/54,701,402)).

   Note:

   (1) *Closing price of Vermilion's Common Shares on The Toronto Stock Exchange on November 22, 2001, the last day Vermilion's Common Shares traded on such exchange prior to the commencement of Vermilion's normal course issuer bid.*

9. The information given in this report is true and complete.

DATED: November __23__ , 2001.

VERMILION RESOURCES LTD.

By: *"Steve Bjornson"*

Steve Bjornson
(Name of person signing the Form)

Vice-President Finance, Corporate Secretary and Chief Financial Officer
(Office or capacity)

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

- Nine-month earnings of $57.8 million or $1.06 per share remained 47% higher than 2000 results despite a 29% drop in earnings for the third quarter to $11.9 million or $0.21 per share due to declining commodity prices.
- Similarly, cash flow for the third quarter of $31.1 million or $0.57 per share was down 16% relative to the same period a year ago while cash flow for the nine-month period of $123.3 million or $2.27 per share was up 36% over the prior year reflecting strong pricing in the first half of 2001.
- Production volumes averaged 22,019 boepd (18,504 boepd at 10:1) over the nine-month period, and 22,580 boepd (18,964 boepd at 10:1) for the quarter, up 26% and 18% respectively from the comparable periods a year ago.
- The company's operations and cash flow netbacks averaged $17.66 per boe ($21.03 per boe at 10:1) and $14.98 per boe ($17.84 per boe at 10:1) down approximately 26% and 29% respectively from the third quarter 2000.
- Vermilion's return on equity was 4.5% for the quarter and 24% for the nine-month period.
- Drilling at North Gage in the Peace River Arch area proved up the extension of the natural gas and liquids pool discovered in the first quarter. Current pipeline construction is under way with both wells expected to be on stream at a rate of 1,500 boepd by mid-December.

	Three months ended September 30,		Nine months ended September 30,	
	2001	2000	**2001**	2000
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	$ **58,965**	$ 62,975	$ **216,523**	$ 154,431
Cash flow from operations	**31,127**	37,071	**123,318**	90,755
Per share, basic	**0.57**	0.71	**2.27**	1.75
Per share, diluted	**0.55**	0.69	**2.20**	1.71
Net earnings	**11,949**	16,763	**57,843**	39,397
Per share, basic	**0.21**	0.32	**1.06**	0.76
Per share, diluted	**0.21**	0.31	**1.03**	0.74
Capital expenditures	$ **49,848**	$ 52,868	**128,422**	126,009
Total assets			**567,955**	453,830
Working capital (deficit)			**(29,463)**	7,339
Long-term debt			**88,427**	123,660
Shareholders' equity			$ **269,137**	$ 191,478
Common shares outstanding				
Basic			**54,560,802**	54,251,720
Diluted			**58,511,620**	58,226,387
Weighted average common shares outstanding				
Basic			**54,404,700**	51,990,169
Diluted			**56,299,531**	55,964,836
Share trading				
High			$ **12.50**	$ 8.65
Low			**7.15**	4.00
Close			$ **9.70**	$ 8.35

Operations

	Three months ended Sept. 30,		Nine months ended Sept. 30,	
	2001	2000	**2001**	2000
Production				
Crude oil (bbls/d)	**11,869**	10,339	**11,510**	9,714
Natural gas liquids (bbls/d)	**1,671**	1,789	**1,722**	1,649
Natural gas (mcf/d)	**54,238**	41,785	**52,720**	36,369
Total (boe/d at 10:1)	**18,964**	16,306	**18,504**	15,000
Total (boe/d at 6:1)	**22,580**	19,092	**22,019**	17,424
Average selling price				
WTI reference price (US $ per bbl)	**$ 26.76**	$ 31.55	**$ 27.80**	$ 29.64
Brent reference price (US $ per bbl)	**25.29**	30.42	**26.14**	28.01
AECO reference price (Cdn $ per GJ)	**3.09**	5.09	**5.78**	4.22
Crude oil (per bbl)	**34.19**	38.93	**36.15**	36.37
Natural gas liquids (per bbl)	**30.05**	34.53	**38.67**	30.68
Natural gas (per mcf)	**3.41**	5.20	**5.89**	4.39
Operations netback (per boe at 10:1)	**21.03**	27.99	**27.92**	24.87
Operations netback (per boe at 6:1)	**17.66**	23.90	**23.46**	21.41
Cash flow netback (per boe at 10:1)	**17.84**	24.71	**24.41**	22.07
Cash flow netback (per boe at 6:1)	**$ 14.98**	$ 21.11	**$ 20.52**	$ 19.08

Note: 2000 diluted earnings and cash flow per share have been restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

Vermilion's production averaged 22,019 boepd (18,504 boepd at 10:1) over the nine-month period and 22,580 boepd (18,964 boepd at 10:1) for the third quarter, up 26% and 18%, respectively, from the comparable periods a year ago. Quarter over quarter production gains came from the Canadian operations, primarily the Utikuma area where the company drilled three successful oil wells and at Mastin Lake following workover activities and tie-in of a number of wells. Not yet reflected in average Canadian production for the quarter is Peace River Arch production totaling 2,500 boepd. Of that total, 1,000 boepd were put on stream during the third week of October.

Production Summary

	Three months ended September 30, 2001				Nine months ended September 30, 2001				2000 YTD	
	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	(10:1) Total boe/d	(6:1) Total boe/d
Canada										
Chip Lake	2,660	34.99	**6,159**	**8,491**	2,635	33.00	**5,935**	**8,135**	4,994	6,655
Utikuma	4,336	1.12	**4,448**	**4,523**	4,132	1.76	**4,308**	**4,425**	3,206	3,239
Mastin Lake	—	10.88	**1,088**	**1,813**	13	9.67	**980**	**1,625**	219	331
Southern Foothills	316	6.49	**965**	**1,398**	333	7.43	**1,076**	**1,572**	1,112	1,666
Total Canada	7,312	53.48	**12,660**	**16,225**	7,113	51.86	**12,299**	**15,757**	9,531	11,891
France										
Aquitaine Basin	3,492	—	**3,492**	**3,492**	3,595	—	**3,595**	**3,595**	3,629	3,629
Paris Basin	2,476	—	**2,476**	**2,476**	2,251	—	**2,251**	**2,251**	1,408	1,408
Other	260	0.76	**336**	**387**	273	0.86	**359**	**416**	432	496
Total France	6,228	0.76	**6,304**	**6,355**	6,119	0.86	**6,205**	**6,262**	5,469	5,533
Combined Total	13,540	54.24	**18,964**	**22,580**	13,232	52.72	**18,504**	**22,019**	15,000	17,424

The company drilled 31 wells in the third quarter bringing the well count to 82 wells for 2001. Twenty-nine wells were drilled in Canada and two in France, resulting in a 77% success rate for the three-month period. (Drilling statistics include on wells that were rig released in the period. VUS18 and MAL109 are not included.)

Drilling Activity

	Three months ended September 30, 2001						Nine months ended September 30, 2001					
	Exploration		Development		Total		Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**
Canada												
Oil	0	(0.0)	6	(5.5)	**6**	**(5.5)**	1	(1.0)	10	(8.3)	**11**	**(9.3)**
Gas	4	(4.0)	12	(10.0)	**16**	**(14.0)**	11	(9.5)	29	(23.4)	**40**	**(32.9)**
Dry	2	(1.5)	5	(3.6)	**7**	**(5.0)**	8	(6.2)	15	(13.2)	**23**	**(19.3)**
Total Canada	6	(5.5)	23	(19.1)	**29**	**(24.5)**	20	(16.7)	54	(44.9)	**74**	**(61.5)**
France												
Oil	0	(0.0)	2	(2.0)	**2**	**(2.0)**	0	(0.0)	8	(8.0)	**8**	**(8.0)**
Gas	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
Dry	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
Total France	0	(0.0)	2	(2.0)	**2**	**(2.0)**	0	(0.0)	8	(8.0)	**8**	**(8.0)**
Combined												
Oil	0	(0.0)	8	(7.5)	**8**	**(7.5)**	1	(1.0)	18	(16.3)	**19**	**(17.3)**
Gas	4	(4.0)	12	(10.0)	**16**	**(14.0)**	11	(9.5)	29	(23.4)	**40**	**(32.9)**
Dry	2	(1.5)	5	(3.6)	**7**	**(5.0)**	8	(6.2)	15	(13.2)	**23**	**(19.3)**
Total Combined	6	(5.5)	25	(21.1)	**31**	**(26.5)**	20	(16.7)	62	(52.9)	**82**	**(69.5)**

In the Peace River Arch area, Vermilion drilled a 100% working interest well at North Gage, proving up the extension of the natural gas and liquids pool discovered in the first quarter. The company remains on schedule to tie in the two existing wells, adding an estimated 1,500 boepd of production, and will drill a second follow up well, all by yearend. The Shane discovery well was tied in adding approximately 1,000 boepd of production in the third week of October. Vermilion is continuing to expand its exploration activities in the area and is now drilling an exploration well at Girouxville. The company drilled three oil wells at Utikuma during the quarter adding approximately 600 boepd and is encouraged by preliminary results from interpretation of a 3D seismic survey at Chip Lake that confirms potential for significant expansion of the prospect inventory in the area.

In France, the company's Champotran 20 well, drilled in the second quarter as a follow up to the highly successful Ch18 well, confirmed a southern extension to the existing pool. Together, CH18 and CH20 are producing at a flat rate of approximately 945 bbls/d. Encouraged by these results, Vermilion has initiated an extensive 2D seismic survey to further define the areal extension of the pool. Pending drilling results of the next Champotran well (CH21), currently scheduled for December/January, the company has identified another location at CH22 to confirm pool extension to the north.

At Malnoue, Vermilion drilled two wells, MAL109 and MAL107 sidetrack, both of which are awaiting a stimulation program. Pending results from these two wells the company may drill up to three additional wells in the field.

Following a series of successful wells at Vulaines this year, Vermilion drilled VUS15 and VUS18 in the third quarter. VUS15, currently being evaluated, appears to be tight facies and may define the pool's stratigraphic edge to the North East. Both Vulaines wells are awaiting stimulation.

In November, Vermilion drilled and cased the Lucats-Cabeil well, which is now awaiting completion. Contingent upon results from production testing, Vermilion has two follow-up locations scheduled for 2002. With the drilling of the Lucats-Cabeil well, Vermilion has completed its original 11 well program in France. The program may be expanded to twelve wells based on approval to access the CH21 location.

FINANCIAL

The sharp decline in commodity prices during the third quarter saw the company's cash flow decline somewhat from the record highs of the first and second quarters. Despite this, Vermilion generated strong financial results in the quarter, contributing to an excellent nine-month period.

Combined crude oil and NGLs prices averaged $33.68 per bbl for the quarter, down substantially from third quarter 2000 pricing of $38.51 per bbl as well as the $37.94 per bbl received in the second quarter of 2001. Oil prices have come off this quarter due to an overall downturn in the economy combined with consumer fears in the aftermath of the terrorist attacks of September 11, 2001. In addition, the company's France production realized a lower oil price than the market price by more than $2.00 (US) per barrel as a result of timing of shipments. Reduced WTI pricing for the period was partially offset by Vermilion's improved hedging structure. The company's oil hedging costs have dropped by 91%, or $2.68 per boe, to $0.27 per boe ($0.32 per boe at 10:1) from $2.95 per boe ($3.45 per boe at 10:1) a year ago. The weakening economy has lowered demand for natural gas in North America, reducing the company's realized natural gas price for the third quarter to $3.41 per mcf, from the first quarter peak of $8.17 per mcf ($6.22 per mcf in the second quarter). Third quarter pricing reflects a 34% decrease from the $5.20 per mcf realized for the same period in 2000. The nine-month gas price of $5.89 per mcf remains well above the $4.39 per mcf achieved in the nine months ended 2000.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 22.7 mmcf/d remain in place for the remainder of 2001 at a minimum price of $4.79 per mcf. Currently, the company has hedged 22.6 mmcf/d (29.8%) of its 2002 natural gas production, and 16.4 mmcf/d of its 2003 volumes representing 21.6% of its 2002 volumes, both at approximately $5.00 Cdn. per mcf. On the crude oil side, Vermilion has hedges covering 4,800 bbls/d for the remainder of 2001 and 5,000 bbls/d in 2002, at $25 (US) WTI. The company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, decreased to $6.58 per boe ($7.84 per boe at 10:1) for the quarter compared to $8.42 per boe ($9.86 per boe at 10:1) for the same period a year ago, due to lower overall commodity prices. As 2001 is proving to be an all time record drilling year, this has pushed service and equipment costs to record levels. This, combined with continued rising energy costs in Canada, and increased scheduled maintenance shutdowns, have increased unit lifting costs to $4.14 per boe for the quarter ($4.93 per boe at 10:1) compared to $3.52 per boe ($4.13 per boe at 10:1) for the same period a year ago. Year to date lifting costs have increased to $4.02 per boe ($4.79 per boe at 10:1) from $3.54 per boe ($4.11 per boe at 10:1) a year ago.

These changes in Vermilion's cost structure along with a weaker commodity price environment have resulted in a decreased operating netback to $17.66 per boe ($21.03 at 10:1) for the quarter, down 26% from the $23.91 per boe ($27.99 at 10:1) reported in the third quarter of 2000. As described above, improved hedging costs have helped to offset the decrease. The operating netback for the first nine months of $23.47 per boe ($27.92 per boe at 10:1) remained ahead of the 2000 operating netback of $21.41 per boe ($24.87 per boe at 10:1) due to a very strong commodity price environment in the first six months of 2001. Operating netbacks for the year remain very strong in comparison to historical levels.

General and administrative costs have increased to $0.94 per boe ($1.12 per boe at 10:1) for the quarter compared to $0.78 per boe ($0.91 per boe at 10:1) for the same period a year ago due to increased staffing levels. Interest costs have decreased substantially for the quarter to $0.64 per boe ($0.76 per boe at 10:1) compared to $1.31 per boe ($1.53 per boe at 10:1) in the third quarter of 2000 due to decreased debt levels and increased production.

Netbacks

	Three months ended September 30,				Nine months ended September 30,				
	2001				2001				2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/boe**	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/boe**	(10:1) Total $/boe
Canada									
Price	37.92	3.40	**36.27**	**28.29**	41.02	5.89	**48.57**	**37.92**	41.19
Oil Hedging Costs	(0.34)	—	**(0.20)**	**(0.15)**	(2.15)	—	**(1.24)**	**(0.97)**	(2.99)
Royalties (net)	(9.22)	(1.04)	**(9.70)**	**(7.57)**	(10.29)	(1.70)	**(13.12)**	**(10.24)**	(11.06)
Lifting Costs	(4.55)	(0.44)	**(4.47)**	**(3.49)**	(4.50)	(0.42)	**(4.38)**	**(3.42)**	(3.22)
Operating Netback	23.81	1.92	**21.90**	**17.08**	24.08	3.77	**29.83**	**23.29**	23.92
France									
Price	29.67	4.00	**29.79**	**29.55**	34.71	5.58	**35.00**	**34.68**	38.86
Oil Hedging Costs	(0.56)	—	**(0.56)**	**(0.55)**	(1.01)	—	**(1.00)**	**(0.99)**	(2.38)
Royalties (net)	(4.11)	(0.18)	**(4.09)**	**(4.06)**	(4.29)	(0.23)	**(4.26)**	**(4.23)**	(4.28)
Lifting Costs	(5.43)	(4.04)	**(5.84)**	**(5.80)**	(5.21)	(3.26)	**(5.59)**	**(5.54)**	(5.66)
Operating Netback	19.57	(0.22)	**19.30**	**19.14**	24.20	2.09	**24.15**	**23.92**	26.54
Combined									
Price	34.12	3.41	**34.12**	**28.65**	38.10	5.89	**44.02**	**37.00**	40.34
Oil Hedging Costs	(0.44)	—	**(0.32)**	**(0.27)**	(1.62)	—	**(1.16)**	**(0.98)**	(2.77)
Royalties (net)	(6.87)	(1.02)	**(7.84)**	**(6.58)**	(7.52)	(1.68)	**(10.15)**	**(8.53)**	(8.59)
Lifting Costs	(4.96)	(0.49)	**(4.93)**	**(4.14)**	(4.83)	(0.47)	**(4.79)**	**(4.02)**	(4.11)
Operating Netback	21.85	1.90	**21.03**	**17.66**	24.13	3.74	**27.92**	**23.47**	24.87
Other Income			**0.00**	**0.00**			**0.00**	**0.00**	0.18
General & Administrative			**(1.12)**	**(0.94)**			**(1.09)**	**(0.91)**	(0.92)
Interest			**(0.76)**	**(0.64)**			**(0.84)**	**(0.71)**	(1.53)
Foreign Exchange			**0.00**	**0.00**			**0.00**	**0.00**	—
Current & Capital Taxes			**(1.31)**	**(1.10)**			**(1.58)**	**(1.33)**	(0.53)
Cash Flow Netback			**17.84**	**14.98**			**24.41**	**20.52**	22.07
Depletion & Depreciation			**(6.90)**	**(5.80)**			**(6.74)**	**(5.67)**	(5.29)
Future Income Taxes			**(4.41)**	**(3.70)**			**(6.00)**	**(5.04)**	(6.83)
Deferred Financing Charges			**(0.10)**	**(0.08)**			**(0.10)**	**(0.08)**	(0.28)
Foreign Exchange			**0.42**	**0.35**			**(0.13)**	**(0.12)**	(0.18)
Equity in income of affiliate			**0.00**	**0.00**			**0.01**	**0.01**	0.10
Earnings Netback			**6.85**	**5.75**			**11.45**	**9.62**	9.59

The company's current tax provision has increased to $1.10 per boe ($1.31 per boe at 10:1) for the quarter compared to $0.72 per boe ($0.85 at 10:1) for the same period a year ago due to high commodity prices accelerating the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2001 ranges between $8.5 and $10.0 million. In addition to the current taxes, the company's France subsidiary was served a tax assessment relating to prior years for a registration tax on its initial acquisition of properties in France. Management and its advisors disagree with the assessment and are in the process of challenging the registration tax with support from the industry. In the event of an unsuccessful defense the maximum liability exposure for Vermilion is $ 6.5 million.

The company's cash flow netback of $14.98 per boe ($17.84 at 10:1) is 29 percent lower than the $21.11 per boe ($24.71 at 10:1) reported for the third quarter of 2000. The cash flow netback of $20.52 per boe for the year to date ($24.41 per boe at 10:1) is 8% higher than $19.00 per boe ($22.07 per boe at 10:1) reported for the nine months of 2000 and remain record yearly results.

The long-term debt position (net of working capital) at the end of the third quarter was S117.9 million leaving in excess of S132 million of available capacity on the loan facility. Vermilion is projecting a year-end debt level (including working capital) of S126 million. Continuous reductions to interest rates provide significant flexibility to use low cost leverage for strategic expansion of the business as the industry approaches what appears to be a downturn.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
(S000's)	**2001**	2000	**2001**	2000
Land	S **5,593**	S 1,771	S **17,141**	S 4,802
Seismic	**1,709**	635	**5,391**	2,446
Drilling & Workovers	**39,850**	14,853	**92,614**	46,639
Facilities	**1,121**	1,688	**5,844**	4,004
Property Acquisitions	**977**	33,203	**1,932**	65,504
Other	**598**	718	**5,500**	2,614
	S **49,848**	S 52,868	S **128,422**	S 126,009

Funding of Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
(S000's)	**2001**	2000	**2001**	2000
Cash Flow	S **31,127**	S 37,071	S **123,318**	S 90,755
Debt, Working Capital and Other	**18,967**	64	**7,248**	18,667
Equity	**(246)**	15,733	**(2,144)**	16,587
	S **49,848**	S 52,868	S **128,422**	S 126,009

ISSUER BID

Vermilion filed with The Toronto Stock Exchange and other applicable regulatory authorities a Notice of Intention to Make a Normal Course Issuer Bid beginning November 23, 2001 and terminating the earlier of November 22, 2002 or the date all shares that are subject to the Normal Course Issuer Bid are purchased.

In the opinion of the Board of Directors of the Corporation, from time to time, the market price of the common shares of the Corporation does not accurately reflect the value of those shares. As a result, the Corporation's common shares may become available for purchase at prices that make them an appropriate use of the Corporation's funds.

Vermilion has the right to acquire up to an aggregate of 2,735,070 of its common shares over the next 12 month period representing approximately 5% of its issued and outstanding common shares. There were 54,701,402 common shares of Vermilion issued and outstanding as of November 14, 2001. All common shares acquired by Vermilion pursuant to the Normal Course Issuer Bid will be returned to treasury and cancelled.

Purchases subject to this Normal Courser Issuer Bid will be carried out pursuant to open market transactions through the facilities of The Toronto Stock Exchange.

Pursuant to Vermilion's previous Normal Course Issuer Bid, which expired October 27, 2001, Vermilion purchased 829,400 common shares at an average price of S7.82 per share. These common shares have been returned to treasury and cancelled.

OUTLOOK

Vermilion remains on target for a 2001 exit production rate of 25,000 boepd, total capital expenditures of S165.0 million, cash flow of S155.0 million and net debt estimated at S126 million, leaving the company S124 million of bank line capacity. As commodity prices reflect severe volatility in the current market, management will maintain strict financial controls on spending for the remainder of the 2001 and the 2002 capital budgets.

Heading into 2002, Vermilion foresees a capital expenditure program totaling S155 million based on pricing assumptions of S22 US/bbl WTI and S 3.80 Cdn/GJ AECO. The capital budget is comprised of a S110.0 million baseline commitment with the remaining S45.0 million contingent budget for development of exploration successes and/or future acquisition opportunities. Management will maintain a capital program that is within 15% of 2002 cash flow, currently projected to be S140 million (S2.39 per share, f.d.) with earnings of S60 million (S1.03 per share, f.d.). Despite being in a falling commodity market, with recent exploration success in the Peace River Arch the company expects production to climb next year by 21% to average 27,000 boepd (22,000 boepd at 10:1) based on a 53% to 47% oil to gas production split.

Vermilion continues to see significant potential for its investment in Aventura Energy Inc. following the October 17 announcement of initial testing operations on the Carapal Ridge-1 well drilled in the onshore central block of Trinidad. The initial tests indicate the Miocene Herrera formation encountered by this well is a high quality gas reservoir. Five separate intervals within a total gross pay of 1,000 feet were individually tested at a combined daily rate in excess of 50 million cubic feet of gas and 1,500 barrels of condensate. Aventura and its partners are currently evaluating short and long-term natural gas marketing options. Completion and testing operations have begun on the second well, Corosan –1. Vermilion has a 45.6% (fully diluted) ownership interest in Aventura.

In this time of falling commodity prices and energy stocks, your company continues to be well positioned to take full advantage of these volatile times. Corporate production will exit the year at a record level of 25,000 boepd and with a more balanced commodity mix of 56% light sweet crude oil and liquids and 44% natural gas. This more balanced portfolio of assets along with our low cost structure, low debt levels and strong commodity hedge position provides Vermilion the ability to not only manage these volatile times, but more importantly take advantage of the opportunities that will become available.

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884

Consolidated Balance Sheets

($000's, unaudited)	September 30, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 3,627	$ 15,861
Accounts receivable	36,565	42,530
Crude oil inventory	3,202	6,018
Prepaid expenses and other	2,797	2,692
	46,191	67,101
Deferred financing charges	1,189	1,255
Investment in Aventura	9,262	5,699
Capital assets	511,313	415,648
	$ 567,955	$ 489,703
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 75,654	$ 71,527
Long-term debt	88,427	101,619
Provision for future site restoration	7,556	6,253
Future income taxes	127,181	96,865
	298,818	276,264
Shareholders' equity:		
Share capital	134,134	132,965
Retained earnings	135,003	80,474
	269,137	213,439
	$ 567,955	$ 489,703

Consolidated Statements of Earnings and Retained Earnings

($000's, except share and per share amounts, unaudited)	Three months ended September 30, 2001	2000	Nine months ended September 30, 2001	2000
Revenue:				
Petroleum and natural gas revenue	$ **58,965**	$ 62,975	$ **216,523**	$ 154,431
Royalties (net)	**13,673**	14,797	**51,286**	35,310
	45,292	48,178	**165,237**	119,121
Other income	—	21	—	749
	45,292	48,199	**165,237**	119,870
Expenses:				
Production	**8,598**	6,191	**24,181**	16,896
Interest	**1,499**	2,742	**4,738**	7,440
General and administration	**1,962**	1,369	**5,492**	3,778
Foreign exchange loss (gain)	**(719)**	308	**707**	786
Depletion and depreciation	**12,046**	8,550	**34,060**	21,747
	23,386	19,160	**69,178**	50,647
Earnings before income taxes and other item	**21,906**	29,039	**96,059**	69,223
Income taxes:				
Future	**7,688**	11,351	**30,315**	28,070
Current	**2,152**	1,110	**7,570**	1,880
Capital	**125**	156	**398**	289
	9,965	12,617	**38,283**	30,239
Other Item:				
Equity in income of affiliate	**8**	341	**67**	413
Net earnings	**11,949**	16,763	**57,843**	39,397
Excess of consideration paid over stated value of shares purchased	**(214)**	(281)	**(3,314)**	(983)
Adoption of new accounting policy	—	—	—	(13,559)
Retained earnings, beginning of period	**123,268**	44,806	**80,474**	36,433
Retained earnings, end of period	$ **135,003**	$ 61,288	$ **135,003**	$ 61,288
Net earnings per common share:				
Basic	$ **0.21**	$ 0.32	$ **1.06**	$ 0.76
Diluted	$ **0.21**	$ 0.31	$ **1.03**	$ 0.74
Weighted average common shares outstanding				
Basic	**54,546,298**	53,500,382	**54,404,700**	51,990,169
Diluted	**56,652,527**	57,475,099	**56,299,531**	55,964,836

Consolidated Statements of Cash Flows

($000's, except per share amounts, unaudited)	Three months ended September 30, 2001	2000	Nine months ended September 30, 2001	2000
Cash provided by (used in):				
Operating:				
Net earnings	$ **11,949**	$ 16,763	$ **57,843**	$ 39,397
Items not affecting cash:				
Depletion and depreciation	**12,046**	8,550	**34,060**	21,747
Unrealized foreign exchange loss (gain)	**(719)**	308	**684**	786
Amortized deferred financing charges	**171**	440	**483**	1,168
Equity in income of affiliate	**(8)**	(341)	**(67)**	(413)
Future income taxes	**7,688**	11,351	**30,315**	28,070
Cash flow from operations	**31,127**	37,071	**123,318**	90,755
Changes in non-cash working capital	**12,840**	382	**12,565**	1,390
	43,967	37,453	**135,883**	92,145
Investing:				
Acquisition of capital assets, net	**—**	(8,938)	**—**	(41,239)
Drilling and development of petroleum and natural gas properties	**(49,848)**	(19,666)	**(128,422)**	(60,506)
Long-term investments and other assets	**23**	(800)	**(3,497)**	(800)
	(49,825)	(29,404)	**(131,919)**	(102,545)
Financing:				
Issue (repurchase) of common shares for cash, net of share issue costs	**(246)**	720	**(2,144)**	1,574
Increase (decrease) in long-term debt	**(11,328)**	(3,370)	**(13,192)**	21,521
Increase in deferred financing charges	**(84)**	(63)	**(417)**	(1,695)
	(11,658)	(2,713)	**(15,753)**	21,400
Foreign exchange (gain) loss on cash held in a foreign currency	**1,116**	(707)	**(445)**	(722)
Net increase (decrease) in cash	**(16,400)**	4,629	**(12,234)**	10,278
Cash, beginning of period	**20,027**	10,216	**15,861**	4,567
Cash, end of period	$ **3,627**	$ 14,845	$ **3,627**	$ 14,845
Cash flow from operations per common share:				
Basic	$ **0.57**	$ 0.71	$ **2.27**	$ 1.75
Diluted	$ **0.55**	$ 0.69	$ **2.20**	$ 1.71
Cash payments				
Interest	$ **1,253**	$ 3,068	$ **3,956**	$ 6,705
Taxes	$ **72**	$ (784)	$ **704**	$ (500)

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2001

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements of the year ended December 31, 2000, except for the change in accounting policy outlined in Note 2. The interim financial statements should be read in conjunction with the company's 2000 annual report.

2. Change in Accounting Policy

Effective January 1, 2001, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to calculating earnings per share and cash flow from operations per share. The company retroactively adopted the recommendations adjusting September 30, 2000 diluted earnings per share from $ 0.71 to $ 0.74 and diluted cash flow from operations per share from $ 1.64 to $ 1.71 During the current interim period this change in the calculation of earnings and cash flow from operations per share has increased diluted earnings per share from $ 1.01 to $ 1.03 and has increased diluted cash flow from operations per share from $ 2.14 to $ 2.20

3. Investment

Effective May 22, 2001 the company increased its ownership in Aventura Energy Inc. ("Aventura") through participation in a Private Placement of Special Warrants and the granting of Finance Warrants.

Prior to the Private Placement, the company directly owned 47,345,275 common shares of Aventura representing 37.8% of the basic shares outstanding and 35% of Aventura's diluted shares.

Through the placement, the company acquired 19,555,556 Special Warrants at a price of $0.18 per warrant for total consideration of $3,520,000. These warrants entitle the holder to one Aventura common share and one common share purchase warrant. These purchase warrants will entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The company's ownership position has increased to 66,900,831 basic shares representing 43.4% of the new basic shares outstanding.

The investment is recorded at original cost and adjusted for the company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition.

4. Long-Term Debt

On January 10, 2001, the company renegotiated its loan facility increasing its line of credit to $215 million. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. A working capital tranche of $10 million included in the $215 million facility has been placed in France to assist cash-management practices. On May 31, 2001 the company's loan facility was amended and restated resulting in an increase of the borrowing base to $250 million.

5. Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares
Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 1999	51,360,293	$ 112,620
Common shares issued on business acquisition	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of future tax of $114	—	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	—	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	699,482	2,850
Shares acquired under normal course issuer bids	(628,600)	(1,681)
Balance, September 30, 2001	54,560,802	$ 134,134

Normal Course Issuer Bids

During the year and pursuant to its normal course issuer bid that terminated on October 27, 2001, the company purchased 628,600 (Q3 - 29,500) of the company's common shares for a total cost of $4,995,000 (Q3 - $294,000). The excess consideration paid over the stated value of the company's shares in the amount of $3,314,000 (Q3 - $214,000) has been charged directly to retained earnings. Effective November 23, 2001, the company began a normal course issuer bid process to purchase the company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002.

6. Segmented Information

($000's, unaudited)	**September 30, 2001**	September 30, 2000
Petroleum and natural gas revenues:		
Canada	$ **158,939**	$ 99,768
France	**57,584**	54,663
	$ **216,523**	$ 154,431
Net earnings:		
Canada	$ **36,661**	$ 22,522
France	**21,182**	16,875
	$ **57,843**	$ 39,397
Funds generated from operations:		
Canada	$ **88,842**	$ 54,965
France	**34,476**	35,790
	$ **123,318**	$ 90,755
Capital expenditures:		
Canada	$ **95,899**	$ 109,076
France	**32,523**	16,933
	$ **128,422**	$ 126,009

	September 30, 2001	December 31, 2000
Identifiable assets:		
Canada	$ **383,598**	$ 330,495
France	**184,357**	159,208
	$ **567,955**	$ 489,703

7. **Contingencies**

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Générale des Impots regarding the company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of S6.5 million (4.5 million Euro), including interest charges for late filing. The company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the company is unable to determine the likelihood that it will be required to pay the registration fee.

Corporate Information

Directors

Canada

Jeffrey S. Boyce
Calgary, Alberta

Charles W. Berard
Partner, Macleod Dixon
Calgary, Alberta

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

Joseph F. Killi
President
Rosebridge Capital Corp.
Calgary, Alberta

France

Jeffrey S. Boyce
Calgary, Alberta

Jack Andersen
HSD Ernst & Young
Paris, France

Martin Robert
Parentis-en-Born

Officers and Key Personnel

Canada

Jeffrey S. Boyce, P. Land
President &
Chief Executive Officer

Lorenzo Donadeo, P. Eng.
Executive Vice President &
Chief Operating Officer

Claudio Ghersinich, P. Eng.
Executive Vice President,
New Ventures

Stephen E. Bjornson, C.A.
Vice President Finance &
Chief Financial Officer

Chris Baker, B. Sc.
Vice President,
Exploration

C. Tom Banks, P. Eng.
Vice President,
Production & Engineering

Raj Patel, P. Eng.
Vice President, Marketing

France

Martin Robert, P. Eng.
Directeur Général,
Vermilion REP S.A.

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Evaluation Engineers

Chapman Petroleum Engineering, Ltd.
Calgary, Alberta

Legal Counsel

Borden Ladner Gervais LLP
Calgary, Alberta

Macleod Dixon
Calgary, Alberta

Bankers

Bank of Montreal
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

Paribas Bank of Canada
Toronto, Ontario

Société Générale (Canada)
Toronto, Ontario

Transfer Agent

Computershare Investor
Services Canada

Stock Exchange Listing

Toronto Stock Exchange
Symbol: "VRM" TSE 300 Index

Forward-Looking Information

This document contains forward-looking Financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.



VERMILION

RESOURCES

LTD.

November 28, 2001

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilieres du Quebec

Dear Sirs:

RE: VERMILION RESOURCES LTD. - CONTINUOUS DISCLOSURE

We confirm that the Third Quarter Report for the period ended September 30, 2001, was sent by prepaid mail on November 28, 2001 to all registered shareholders of the common shares of Vermilion Resources Ltd. as well as to the non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

Yours truly,

VERMILION RESOURCES LTD.

"signed by"
Heather Strang
Manager, Corporate Communications

cc: Colin Petryk
Computershare Investor Services

c4891
r f BC-Vermilion-Q4-results 02-25 1009
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Reports Record 2001 Year End Results and Positions Itself for the Next Stage of Growth

CALGARY, Feb. 25 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on strong operational and financial performance for the fourth quarter and yearend 2001.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. The consolidated balance sheet includes the results of Aventura Energy Inc. (AVR, CDNX) for December 31, 2001. (Vermilion's interest is 42.5% basic - 44.6% diluted).

KEY INITIATIVES:

- Moved to a tier one independent engineering firm, Gilbert Laustsen Jung Associates Ltd.
- The reservoir engineering change resulted in a 19.7% downward revision to Vermilion's proven reserves and 17.3% reduction in established reserves.
- Board of directors will be expanded in 2002 to include two additional independent directors.
- New corporate governance initiatives are being undertaken.

MAJOR ACCOMPLISHMENTS:

Operational
- Production volumes averaged 22,354 boepd (18,739 boepd at 10:1) over the year and 23,351 boepd (19,438 boepd at 10:1) for the quarter, up 22% and 11% respectively from the comparable periods a year ago.
- Impressive growth through the drill bit in the Peace River Arch where the Company pursued a grass roots exploration program adding over 3,000 boepd.
- Dramatic growth in the Paris Basin where production increased 59% over 2000 largely due to the drilling success at Champotran.
- Through our subsidiary, Aventura Energy Inc., Vermilion was involved in the discovery of a 65.8 million boe natural gas and condensate discovery (Net AVR 16.45 million boe) on the Central Block onshore Trinidad.

Financial
- Retention of a strong balance sheet with $130 million of capacity for anticipated opportunities in 2002.
- Record cash flow of $152.9 million ($2.81 per share) in 2001, up 11% from a year ago despite cash flow for the fourth quarter of $29.6 million ($0.54 per share) being down 38% relative to the same period a year ago due to declining commodity prices.
- Vermilion's return on average equity was 27% for the year.
- Record earnings of $65.7 million ($1.21 per share) reflecting a 7% increase relative to 2000. Strong earnings for the fourth quarter of $7.9 million ($0.15 per share) despite a downward reserve revision causing higher DD&A rates.
- The Company's operations and cash flow netbacks averaged $21.81 per boe ($26.01 per boe at 10:1) and $18.74 per boe ($22.35 per boe at 10:1) down only 5% and 9% respectively from the year ended 2000 considering significant commodity price erosion in the second half of 2001.

<<

HIGHLIGHTS

Financial (Cdn. $000's except share and per share amounts, unaudited)	Three months ended Dec. 31, 2001	2000	Year ended December 31, 2001	2000
Petroleum & natural gas revenues	$ 58,376	$ 80,222	$ 274,899	$ 234,653
Cash flow from operations	29,567	47,396	152,885	138,151
Per share, basic	0.54	0.88	2.81	2.63
Per share, diluted	0.51	0.85	2.71	2.56
Net earnings	7,900	22,052	65,743	61,449
Per share, basic	0.15	0.41	1.21	1.17
Per share, diluted	0.14	0.40	1.17	1.14
Capital expenditures	$ 34,467	$ 39,528	162,889	165,538
Total assets			605,779	489,703
Working capital (deficit)			(18,628)	(4,426)
Long-term debt			101,053	101,619
Shareholders' equity			$ 279,043	$ 213,439
Common shares outstanding				
Basic			55,014,302	54,489,920
Diluted			58,392,987	59,086,288
Weighted average common shares outstanding				
Basic			54,488,598	52,486,181
Diluted			56,332,326	53,902,777
Share trading				
High			$ 12.50	$ 8.85
Low			7.15	4.00
Close			$ 10.00	$ 8.00

Operations	Three months ended Dec. 31, 2001	2000	Year ended December 31, 2001	2000
Production				
Crude oil (bbls/d)	11,816	10,647	11,587	9,948
Natural gas liquids (bbls/d)	1,752	1,903	1,729	1,713
Natural gas (mcf/d)	58,695	51,134	54,226	40,080
Total (boe/d at 10:1)	19,438	17,663	18,739	15,669
Total (boe/d at 6:1)	23,351	21,072	22,354	18,341
Average selling price				
WTI reference price (US $ per bbl)	$ 20.43	$ 31.84	$ 25.94	$ 30.19
Brent reference price (US $ per bbl)	19.39	29.50	24.44	28.39
AECO reference price (Cdn $ per GJ)	3.13	8.50	5.20	5.29
Crude oil (per bbl)	31.01	36.21	34.83	36.40
Natural gas liquids (per bbl)	22.67	39.18	34.58	33.05
Natural gas (per mcf)	3.89	8.00	5.34	5.55
Operations netback (per boe at 10:1)	20.63	31.81	26.01	26.84
Operations netback (per boe at 6:1)	17.17	26.66	21.81	22.93
Cash flow netback (per boe at 10:1)	16.53	29.17	22.35	24.09
Cash flow netback (per boe at 6:1)	$ 13.76	$ 24.45	18.74	20.58

F&D Costs (per proven boe at 10:1) excluding revisions	15.52	9.98
F&D Costs (per proven boe at 6:1) excluding revisions	12.38	8.24
Depletion rate (per boe at 10:1)	7.78	5.54
Depletion rate (per boe at 6:1)	$ 6.52	$ 4.73
Undeveloped Land Holdings (net acres) estimate	1,235,617	1,146,168
Recycle Ratio (10:1)	1.4	2.4
Recycle Ratio (6:1)	1.5	2.5

<<

Note: 2000 diluted earnings and cash flow per share have been restated due to a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

OPERATIONS

Vermilion achieved a 22% increase in production volumes, averaging 22,354 boepd in 2001 compared with 18,341 boepd a year ago and exiting the year on target at 24,500 boepd. In Canada, production grew by 26% as a result of the Company's success with its exploration program in the Peace River Arch and growth from all but one of the Company's domestic core areas. Current production in the Arch is 3,000 Boepd (15 Mmcfd of natural gas with 500 bopd of associated liquids). In France, the Company's drilling efforts were focused in the Paris Basin where production climbed by 59%.

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Production Summary

	Three months ended December 31, 2001			
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total Boe/d	(6:1) Total boe/d
Canada				
Chip Lake	2,647	32.25	5,872	8,022
Utikuma	4,154	0.59	4,213	4,252
Mastin Lake	--	11.65	1,165	1,942
Peace River Arch	188	6.98	886	1,351
Southern Foothills	289	6.52	941	1,376
Total Canada	7,278	57.99	13,077	16,943
France				
Aquitaine Basin	3,572	-	3,572	3,572
Paris Basin	2,425	-	2,425	2,425
Other	293	0.71	364	411
Total France	6,290	0.71	6,361	6,408
Combined Total	13,568	58.70	19,438	23,351

Production Summary

	Year ended December 31, 2001				2000 YTD	
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total Boe/d	(10:1) Total Boe/d	(6:1) Total boe/d
Canada						

Chip Lake	2,638	32.81	5,919	8,106	5,222	7,015
Utikuma	4,137	0.70	4,207	4,254	3,409	3,446
Mastin Lake	10	10.17	1,027	1,705	354	556
Peace River Arch	47	2.53	300	469	--	--
Southern Foothills	322	7.20	1,042	1,522	1,153	1,729
Total Canada	7,154	53.41	12,495	16,056	10,138	12,746
France						
Aquitaine Basin	3,589	-	3,589	3,589	3,672	3,672
Paris Basin	2,295	-	2,295	2,295	1,442	1,442
Other	278	0.82	360	414	417	481
Total France	6,162	0.82	6,244	6,298	5,531	5,595
Combined Total	13,316	54.23	18,739	22,354	15,669	18,341

>>

Production growth was achieved through the drill bit in 2001 as the Company drilled a total of 94 wells with a 72% success rate. There was continued focus on exploration with 11 high-risk targets drilled during the year in Canada and one in France. The Company will again dedicate 10% of its drilling budget to evaluating its inventory of high risk/high reward projects in 2002.

The Company drilled 12 wells in the fourth quarter. Nine wells were drilled in Canada and three in France, resulting in a 75% success rate for the three-month period. (Drilling statistics include wells that were rig released in the period.)

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Drilling Activity

Three months ended December 31, 2001

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	2	(1.7)	3	(2.7)
Gas	1	(1.0)	3	(3.0)	4	(4.0)
Dry	1	(1.0)	1	(1.0)	2	(2.0)
Total Canada	3	(3.0)	6	(5.7)	9	(8.7)
France						
Oil	0	(0.0)	2	(2.0)	2	(2.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
Dry	0	(0.0)	1	(1.0)	1	(1.0)
Total France	0	(0.0)	3	(3.0)	3	(3.0)
Combined						
Oil	1	(1.0)	4	(3.7)	5	(4.7)
Gas	1	(1.0)	3	(3.0)	4	(4.0)
Dry	1	(1.0)	2	(2.0)	3	(3.0)
Total Combined	3	(3.0)	9	(8.7)	12	(11.7)

Drilling Activity

Year ended December 31, 2001

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	2	(2.0)	12	(10.0)	14	(12.0)
Gas	12	(10.5)	32	(26.4)	44	(36.9)
Dry	9	(7.2)	16	(14.2)	25	(21.4)
Total Canada	23	(19.7)	60	(50.6)	83	(70.3)
France						
Oil	0	(0.0)	10	(10.0)	10	(10.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
Dry	0	(0.0)	1	(1.0)	1	(1.0)
Total France	0	(0.0)	11	(11.0)	11	(11.0)
Combined						
Oil	2	(2.0)	22	(20.0)	24	(22.0)
Gas	12	(10.5)	32	(26.4)	44	(36.9)
Dry	9	(7.2)	17	(15.2)	26	(22.4)
Total Combined	23	(19.7)	71	(61.6)	94	(81.3)

>>

The Company had no production on the Peace River Arch area prior to 2001 but had been assembling a land base for two years. Two separate significant natural gas and liquid discoveries are responsible for adding over 3,000 boepd of production. Vermilion plans to drill at least eight more wells in this area in 2002 (six development or moderate impact exploration targets and two high risk/high reward exploration targets).

In the Chip Lake area the Company purchased more 3D seismic data so that now almost all of its lands in the west of the area are covered with 3D seismic. In the past two years the Company has had considerable success in high-grading drilling locations utilizing 3D seismic. Consistent with prior years, Vermilion will drill approximately 30 wells in Chip Lake during 2002.

In France, two delineation wells drilled earlier in the year at Champotran have given the Company reason to believe that the field may be significantly larger than originally thought. For this reason, the Company shot 190 kms of 2D seismic data to further evaluate its regional extent. This seismic data is currently being processed with initial interpretation expected in early April. The well inventory from this interpretation will include both development and higher risk exploratory targets to be determined. Vermilion will drill two further delineation wells in Q1 of 2002 based on the original seismic, one to extend the field further to the south and the second is a higher risk location to investigate the potential immediately to the north of the current production.

UNDEVELOPED LAND HOLDINGS

Vermilion added substantially to its land position in Canada, acquiring 133,491 net undeveloped acres in 2001 at an average cost of $147 per acre, and growing each of its domestic core properties.

The Company's undeveloped land holdings increased 89,449 to 1,235,617 net acres in 2001 from 1,146,168 acres in 2000. Vermilion remained very efficient and selective in its land acquisition process. Farm-in arrangements that have been used extensively in the Company's project area growth strategy are not reflected in the table below. Management's strategy is to be more aggressive on land acquisitions in 2002 which coincides with the viewpoint that commodity

prices will endure further softening. This is consistent with Vermilion's strategy to expand business opportunities in a down cycle while some competitors capital programs may be contracting.

<<

	2001		2000	
	Gross Acres	Net Acres	Gross Acres	Net Acres
Canada	563,374	425,562	475,804	336,113
France	1,509,737	810,055	1,509,737	810,055
Total	2,073,111	1,235,617	1,985,541	1,146,168

>>

NET ASSET VALUE

The Company's Net Asset Value as at January 1, 2002 based on PV 12% before tax is $11.12 per share - diluted ($16.67 - January 1, 2001). Approximately $3.92 of the decrease is related to a change in the corporate price forecast used by the engineering evaluators.

<<

January 1, 2002	PV12% Before Tax
Proven plus 50% probable	$ 10.41
Undeveloped Land (Estimated)(x)	1.23
Seismic(xxx)	0.31
Hedging Value	0.27
Aventura(xx)	0.60
Total Debt and Working Capital	(2.05)
Exercise of Warrants and Stock Options	0.35
Net Asset Value Per Share - Diluted	$ 11.12

>>

(x) The undeveloped land value was calculated internally by management awaiting the Seaton Jordan evaluation.

(xx) The value attributed to Aventura is based on Aventura's third party evaluation of reserves adding any value for warrants/cash. Vermilion's fully diluted ownership of 44.6% of Aventura was used.

(xxx) Valuation of seismic calculated internally by management.

RESERVES SUMMARY ON JANUARY 1, 2002

The following reserve summaries are based on an independent evaluation of reserves and future cash flows prepared by Gilbert Laustsen and Jung Associates Ltd. ("GLJ") as at January 1, 2002. This is the first year that "GLJ" have evaluated the Company's reserves due to a decision by management to move to a tier one external engineering consulting firm that is more widely recognized by stake holders.

<<

CANADA	Oil (Mbbls)	Gas (Bcf)	NGLs (Mbbls)	NPV BT (at) 8% ($000's)	NPV BT (at) 12% ($000's)	10:1 Mboe	6:1 Mboe
				(1)	(1)		
Proven Producing	13,309	124.1	4,738	432,000	373,000	30,457	38,730
Proven							

Non-Producing	929	25.2	851	42,000	33,000	4,300	5,980
Total Proven	14,238	149.3	5,589	474,000	406,000	34,757	44,710
Probable	3,439	64.6	2,300	121,000	90,000	12,199	16,506
Proven plus							
50% Probable	15,958	181.6	6,739	534,500	451,000	40,857	52,963
FRANCE							
Proven							
Producing	23,864	4.1	--	139,000	119,000	24,274	24,547
Proven							
Non-Producing	6,245	--	--	36,000	24,000	6,245	6,245
Total Proven	30,109	4.1	--	175,000	143,000	30,519	30,792
Probable	11,127	1.2	--	42,000	28,000	11,247	11,327
Proven plus							
50% Probable	35,672	4.7	--	196,000	157,000	36,143	36,456
VERMILION RESOURCES COMBINED							
Proven							
Producing	37,173	128.2	4,738	571,000	492,000	54,731	63,278
Proven							
Non-Producing	7,174	25.2	851	78,000	57,000	10,545	12,225
Total Proven	44,347	153.4	5,589	649,000	549,000	65,276	75,503
Probable	14,566	65.8	2,300	163,000	118,000	23,446	27,833
Proven plus							
50% Probable	51,630	186.3	6,739	730,500	608,000	76,999	89,419
AVENTURA ENERGY INC. VERMILION'S SHARE (42.5%)							
Proven Producing	65	0.8	30	3,060	2,639	172	222
Proven							
Non-Producing	231	21.2	754	20,669	17,759	3,110	4,527
Total Proven	296	22.0	784	23,729	20,398	3,282	4,749
Probable	243	28.6	1,032	21,767	16,264	4,140	6,049
Proven plus							
50% Probable	417	36.3	1,300	34,613	28,530	5,352	7,774
CONSOLIDATED VERMILION & AVENTURA (42.5% SHARE)							
Proven							
Producing	37,238	129.0	4,768	574,060	494,639	54,903	63,500
Proven							
Non-Producing	7,405	46.4	1,605	98,669	74,759	13,655	16,752
Total Proven	44,643	175.4	6,373	672,729	569,398	68,558	80,252
Probable	14,809	94.4	3,332	184,767	134,264	27,586	33,882
Proven plus							
50% Probable	52,047	222.6	8,039	765,113	636,530	82,351	97,193

<<

Valuation is based on WTI $20.00 (US) per bbl for 2002 and $21.00 for the next 3 years. Natural gas price is based on $4.30 (Cdn.) AECO per Mmbtu for 2002, $4.65 for 2003, $4.70 for the next five years. Net present values for Aventura are converted to Canadian $ from US $ at the current exchange rate of 1 US equals $1.60 Cdn.

(1) The Aventura evaluation is prepared on NPV 8% and NPV 12% after tax estimates. The after tax evaluation reflects government take on oil

and gas production as calculated by GLJ Associates Ltd. (See Aventura press release for more information).

RESERVES RECONCILIATION

The reserve reconciliation reflects a revision to prior reserve estimates resulting in a 19.7% downward revision in opening consolidated proven reserves (22.5% in Canada and 15.3% in France). Established reserves were revised downward by 17.3%. Probable reserves increased from 23.7 Mboes as at January 1, 2001 to 27.8 Mboes for January 1, 2002 (126.9% to 136.8% as a percentage of proven reserves) due to an increase in probable producing reserves.

The reserve revision represents a change in methodology as a result of a change in engineering consultants as well as a more conservative pricing model. The increased use of decline analysis using more conservative decline ratios created most of the revisions. The Company has positioned its reserve evaluation for the application of the new (more conservative) Canadian Securities guidelines anticipated in 2002.

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Reserve Reconciliation (Proven)

CANADA	Crude Oil (Mbbls)	NGLs (Mbbls)	Gas (Bcf)	10:1 Total (Mboe)	6:1 Total (Mboe)
December 31, 2000	18,546	7,092	169.0	42,541	53,810
Production	(1,980)	(631)	(19.5)	(4,561)	(5,861)
Additions	905	1,441	39.1	6,256	8,863
Acquisitions	84	-	-	84	84
Dispositions	(100)	-	-	(100)	(100)
Revisions	(3,217)	(2,313)	(39.3)	(9,463)	(12,085)
December 31, 2001	14,238	5,589	149.3	34,757	44,711

FRANCE	Crude Oil (Mbbls)	NGLs (Mbbls)	Gas (Bcf)	10:1 Total (Mboe)	6:1 Total (Mboe)
December 31, 2000	33,357	-	5.7	33,925	34,303
Production	(2,249)	-	(0.3)	(2,279)	(2,299)
Additions	4,022	-	-	4,022	4,022
Acquisitions	-	-	-	-	-
Dispositions	-	-	-	-	-
Revisions	(5,021)	-	(1.3)	(5,149)	(5,234)
December 31, 2001	30,109	-	4.1	30,519	30,792

COMBINED	Crude Oil (Mbbls)	NGLs (Mbbls)	Gas (Bcf)	10:1 Total (Mboe)	6:1 Total (Mboe)
December 31, 2000	51,903	7,092	174.7	76,466	88,113
Production	(4,229)	(631)	(19.8)	(6,840)	(8,160)
Additions	4,927	1,441	39.1	10,278	12,885
Acquisitions	84	-	-	84	84
Dispositions	(100)	-	-	(100)	(100)
Revisions	(8,238)	(2,313)	(40.6)	(14,612)	(17,319)
December 31, 2001	44,347	5,589	153.4	65,276	75,503

>>

FINANCIAL

The sharp decline in WTI prices during the fourth quarter saw the Company's cash flow decline somewhat from the third quarter results. Despite this, Vermilion generated strong financial results in the quarter, contributing to an excellent twelve-month period.

Combined crude oil and NGLs prices averaged $29.94 per bbl for the quarter, down substantially from fourth quarter 2000 pricing of $36.88 per bbl as well as the $33.68 per bbl received in the third quarter of 2001. Oil prices have come off this quarter due to an overall downturn in the economy combined with consumer fears in the aftermath of the terrorist attacks of September 11, 2001. In addition, the Company's France production realized a lower oil price than the market price by more than $0.50 (US) per barrel as a result of timing of shipments. Reduced WTI pricing for the period was partially offset by Vermilion's improved hedging structure. The Company's fourth quarter oil hedging resulted in a gain of $1.52 per boe ($1.82 per boe at 10:1), an increase of $4.50 per boe ($5.37 per boe at 10:1) from the $2.98 cost per boe ($3.55 per boe at 10:1) a year ago. The weakening economy has lowered demand for natural gas in North America, reducing the Company's realized natural gas price for the fourth quarter to $3.89 per mcf, from the first quarter peak of $8.17 per mcf and a modest increase from the $3.41 per mcf in the third quarter. Fourth quarter pricing reflects a 51% decrease from the $8.00 per mcf realized for the same period in 2000. The twelve-month gas price of $5.34 per mcf remains slightly below the $5.55 per mcf achieved in the twelve months ended 2000.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Currently, the Company has hedged 22.6 mmcf/d (29.4%) of its 2002 natural gas production, and 16.4 mmcf/d of its 2003 volumes representing 21.4% of its 2002 volumes, at approximately $4.74 Cdn per mcf and $5.00 Cdn. per mcf for 2002 and 2003 respectively. On the crude oil side, Vermilion has hedges covering 5,000 bbls/d in 2002, at $25 (US) WTI. The Company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, decreased to $5.80 per boe ($6.97 per boe at 10:1) for the quarter compared to $10.43 per boe ($12.44 per boe at 10:1) for the same period a year ago, due to lower overall commodity prices. As 2001 is proving to be an all time record drilling year, this has pushed service and equipment costs to record levels. Although unit lifting costs have decreased to $4.20 per boe for the quarter ($5.05 per boe at 10:1) compared to $4.28 per boe ($5.11 per boe at 10:1) for the same period a year ago, year to date lifting costs have increased to $4.07 per boe ($4.86 per boe at 10:1) from $3.75 per boe ($4.39 per boe at 10:1) a year ago.

These changes in Vermilion's cost structure along with a weaker commodity price environment have resulted in a decreased operating netback to $17.17 per boe ($20.63 per boe at 10:1) for the quarter, down 36% from the $26.66 per boe ($31.81 per boe at 10:1) reported in the fourth quarter of 2000. As described above, hedging gains for the quarter have helped to offset the decrease. The operating netback for the year of $21.81 per boe ($26.01 per boe at 10:1) was 5% lower than the 2000 operating netback of $22.94 per boe ($26.84 per boe at 10:1). Operating netbacks for the year remain very strong in comparison to historical levels.

General and administrative costs have decreased to $0.83 per boe ($1.01 per boe at 10:1) for the quarter compared to $1.45 per boe ($1.73 per boe at 10:1) for the same period a year ago due to year-end 2000 bonuses. Overall, general and administrative costs have decreased 10% to $0.89 per boe ($1.07 per boe at 10:1) from the $0.99 per boe ($1.15 per boe at 10:1) for last year. Interest costs have decreased substantially for the quarter to $0.54 per boe ($0.65 per boe at 10:1) compared to $1.08 per boe ($1.29 per boe at 10:1) in the fourth quarter of 2000 due to lower interest rates, decreased debt levels

and increased production. Interest for the year is down 47% to $0.67 per boe ($0.79 per boe at 10:1) from the $1.25 per boe ($1.46 per boe at 10:1) for the same reasons.

The fourth quarter depletion and depreciation rate of $8.95 per boe ($10.75 per boe at 10:1) is significantly higher than $5.18 per boe ($6.18 per boe at 10:1) for the same period a year ago. The increase is the result of the downward reserve revision in addition to higher finding costs in 2001.

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Netbacks

	Three months ended December 31,			
	2001			
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe
Canada				
Price	29.03	3.89	33.41	25.78
Oil Hedging Gains (Loss)	3.12	-	1.73	1.34
Royalties (net)	(7.11)	(1.06)	(8.66)	(6.68)
Lifting Costs	(5.37)	(0.45)	(5.00)	(3.86)
Operating Netback	19.67	2.38	21.48	16.58
France				
Price	25.36	3.94	25.51	25.32
Oil Hedging Gains (Loss)	2.03	-	2.00	1.99
Royalties (net)	(3.51)	(0.20)	(3.49)	(3.46)
Lifting Costs	(4.76)	(4.07)	(5.16)	(5.12)
Operating Netback	19.12	(0.33)	18.86	18.73
Combined				
Price	27.33	3.89	30.83	25.65
Oil Hedging Gains (Loss)	2.61	-	1.82	1.52
Royalties (net)	(5.44)	(1.05)	(6.97)	(5.80)
Lifting Costs	(5.09)	(0.50)	(5.05)	(4.20)
Operating Netback	19.41	2.34	20.63	17.17
Other Income			0.00	0.00
General & Administrative			(1.01)	(0.83)
Interest			(0.65)	(0.54)
Foreign Exchange			0.00	0.00
Current & Capital Taxes			(2.44)	(2.03)
Cash Flow Netback			16.53	13.76
Depletion & Depreciation			(10.75)	(8.95)
Future Income Taxes			(1.13)	(0.94)
Deferred Financing Charges			(0.10)	(0.08)
Foreign Exchange			(0.13)	(0.10)

Equity in income of affiliate	(0.01)	(0.01)
Earnings Netback	4.42	3.68

Netbacks

	Year ended December 31,				
	2001				2000
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(10:1) Total $/boe
Canada					
Price	37.95	5.34	44.58	34.69	46.79
Oil Hedging Gains (Loss)	(0.80)	-	(0.46)	(0.36)	(3.26)
Royalties (net)	(9.48)	(1.53)	(11.95)	(9.30)	(12.54)
Lifting Costs	(4.72)	(0.43)	(4.54)	(3.54)	(3.53)
Operating Netback	22.95	3.38	27.63	21.49	27.46
France					
Price	32.32	5.23	32.57	32.29	38.62
Oil Hedging Gains (Loss)	(0.25)	-	(0.24)	(0.24)	(2.50)
Royalties (net)	(4.09)	(0.23)	(4.07)	(4.03)	(4.44)
Lifting Costs	(5.10)	(3.43)	(5.48)	(5.43)	(5.99)
Operating Netback	22.88	1.57	22.78	22.59	25.69
Combined					
Price	35.34	5.34	40.58	34.01	43.91
Oil Hedging Gains (Loss)	(0.54)	-	(0.39)	(0.32)	(2.99)
Royalties (net)	(6.98)	(1.51)	(9.32)	(7.81)	(9.69)
Lifting Costs	(4.90)	(0.48)	(4.86)	(4.07)	(4.39)
Operating Netback	22.92	3.35	26.01	21.81	26.84
Other Income			0.00	0.00	0.39
General & Administrative			(1.07)	(0.89)	(1.15)
Interest			(0.79)	(0.67)	(1.46)
Foreign Exchange			0.00	0.00	(0.03)
Current & Capital Taxes			(1.80)	(1.51)	(0.50)
Cash Flow Netback			22.35	18.74	24.09
Depletion & Depreciation			(7.78)	(6.52)	(5.54)
Future Income Taxes			(4.73)	(3.96)	(7.56)
Deferred Financing Charges			(0.10)	(0.08)	(0.28)
Foreign Exchange			(0.14)	(0.12)	(0.08)
Equity in income of affiliate			0.01	0.01	0.09

Earnings Netback	9.61	8.06	10.72

>>

The Company's current tax provision has increased to $1.51 per boe ($1.80 per boe at 10:1) for the year compared to $0.43 per boe ($0.50 per boe at 10:1) for 2000 due to high commodity prices accelerating the utilization of Vermilion's tax pools in both Canada and France. In addition to the current taxes, the Company's France subsidiary was served a tax assessment relating to prior years for a registration tax on its initial acquisition of properties in France. Management and its advisors disagree with the assessment and are in the process of challenging the registration tax with support from the industry. In the event of an unsuccessful defense the maximum liability exposure for Vermilion is $ 6.5 million.

The Company's cash flow netback for the quarter of $13.76 per boe ($16.53 per boe at 10:1) is 44% lower than the $24.45 per boe ($29.17 at 10:1) reported for the fourth quarter of 2000. The cash flow netback of $18.74 per boe for the year ($22.35 per boe at 10:1) is 9% lower than $20.58 per boe ($24.09 per boe at 10:1) reported for 2000 mainly due to the decreased commodity price environment.

The long-term debt position (net of working capital) at the end of the fourth quarter was $119.7 million leaving in excess of $130 million of available capacity on the loan facility. Continuous reductions to interest rates provide significant flexibility to use low cost leverage for strategic expansion of the business as the industry approaches what appears to be a downturn.

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Capital Expenditures	Three months ended Dec. 31,		Year ended Dec. 31,	
($000's)	2001	2000	2001	2000
Land	$ 2,485	$ 1,538	$ 19,626	$ 6,340
Seismic	3,848	1,248	9,239	3,694
Drilling & completions	13,719	25,492	86,706	60,106
Production equipment and facilities	9,902	5,370	28,305	16,508
Workovers	4,023	1,116	11,091	6,008
Acquisitions	263	4,000	2,194	69,504
Other	227	764	5,728	3,378
	$ 34,467	$ 39,528	$162,889	$165,538

Funding of Capital Expenditures	Three months ended Dec. 31,		Year ended Dec. 31,	
($000's)	2001	2000	2001	2000
Cash Flow	$ 29,567	$ 47,396	$152,885	$138,151
Debt, Working Capital and Other	2,895	(10,061)	10,143	8,608
Equity	2,005	2,193	(139)	18,779
	$ 34,467	$ 39,528	$162,889	$165,538

>>

ACQUISITION OF PRIVATE COMPANY

On February 7, 2002, Vermilion signed a pre-acquisition agreement to acquire all of the outstanding shares of a private company, for total cash consideration of $30 million including assumption of debt. The acquisition

includes 9.0 Mmcfd of natural gas and 300 Bopd of oil and liquids with combined established reserves of 3.5 Mboes (6:1) (3.0 Mboes proven). The Company will finance the acquisition through its existing bank facilities. The target company has all its production in central Alberta holding 37,000 acres of undeveloped land, 2 gas plants with associated gathering lines and an inventory of medium depth multi-zone prospects. The acquisition represents a new project area for growth where Vermilion can accumulate a land and project inventory and maintain facilities control. The acquisition is also a strategic move towards achieving a balance of production between natural gas and crude oil. The Vermilion offer has been unanimously approved by the board of directors of the target company with a 66% Lock-up arrangement in place and a break fee under certain circumstances. The offer is open for acceptance until March 21, 2002 and is conditional on obtaining at least 90% of the outstanding shares of the private company.

ISSUER BID

Vermilion filed with The Toronto Stock Exchange and other applicable regulatory authorities a Notice of Intention to Make a Normal Course Issuer Bid beginning November 23, 2001 and terminating the earlier of November 22, 2002 or the date all shares that are subject to the Normal Course Issuer Bid are purchased.

In the opinion of the Board of Directors of the Corporation, from time to time, the market price of the common shares of the Corporation does not accurately reflect the value of those shares. As a result, the Corporation's common shares may become available for purchase at prices that make them an appropriate use of the Corporation's funds.

Vermilion has the right to acquire up to an aggregate of 2,735,070 of its common shares over the next 12 month period representing approximately 5% of its issued and outstanding common shares. All common shares acquired by Vermilion pursuant to the Normal Course Issuer Bid will be returned to treasury and cancelled.

Purchases subject to this Normal Courser Issuer Bid will be carried out pursuant to open market transactions through the facilities of The Toronto Stock Exchange.

Pursuant to Vermilion's previous Normal Course Issuer Bid, which expired October 27, 2001, Vermilion purchased 829,400 common shares at an average price of $7.82 per share. These common shares have been returned to treasury and cancelled.

OUTLOOK

While Vermilion thoroughly evaluated all business opportunities in 2001, our counter-cyclical approach to value creation precluded participation in a heated acquisitions market place. Other business alternatives assessed did not, in management's view, maximize value for our shareholders. We anticipate a different landscape for 2002. As industry adjusts to continual weakness in commodity prices, we anticipate more conservative asset valuations as well as additional assets coming into the marketplace.

With the objective of taking Vermilion to the next stage of growth, Management has identified areas within the Corporation that will be enhanced in 2002. Along with changing our engineering firm to GLJ, the Company's board will be expanded from five to seven directors, bringing additional skill sets to meet the needs of a larger organization. As well, the Company will be undertaking a comprehensive review of its corporate governance policies to ensure that these as well meet the needs of our growing business and the marketplace.

Vermilion's share price reached an all time high of $12.50 in June of 2001 in a heated acquisitions marketplace. Average daily trading volumes for the month peaked at over 166,000 shares and the Company's profile on the TSE oil and gas index increased triggering additional investment in the Company. At year-end, Vermilion shares closed at $10.00 reflecting a 25% increase in

market value over the prior year closing price. While the market euphoria has somewhat dissipated, Vermilion's stock continues to trade in the $10.00 to $11.00 range. In our view, this reflects a fair market valuation on the basis of our underlying assets (Net Asset Value PV (at) 12% $11.12 per fully diluted share) and relative to other industry participants. The Company has nonetheless maintained its share buy-back program to protect shareholder interests in this volatile commodity price environment. To date, the Company has not purchased any shares through its November 23, 2001 Normal Course Issuer Bid. More recent merger activity has refocused investor interest on the oil and gas industry creating the potential for further expansion of the sector's price/cash flow multiples.

A $155 million capital spending program has been established for 2002 comprised of a $110 million firm budget and the remaining $45 million contingent budget available to develop exploration successes and/or pursue acquisition opportunities. The private company acquisition will be included in the contingent budget with no further capital budget expansion at this time. Vermilion will be targeting further acquisitions with valuations below what the market has tolerated over the last year, looking for quality assets and a sizeable deal with the potential to add another new core area. The Company will also continue to focus on its existing core areas in Canada, France and South America, with a view to significantly expand its undeveloped land holdings and build on its existing prospect inventory.

Vermilion faces a number of challenges in the coming year. Finding the right opportunities in both size and quality to fuel the Company's growth in a highly competitive environment will require perseverance and ingenuity. Management is comfortable with its ability to finance expansion and step toward the next stage of growth.

With a track record of counter-cyclical growth, a strong balance sheet reflecting $130 million of capacity on a $250 million bank facility and a solid hedging program to manage the risks associated with volatile commodity prices, Vermilion is positioned to achieve significant growth utilizing low cost leverage.

Vermilion is pleased to provide the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reservoir risk, political risk, product demand and transportation restrictions.

<<

2002 Forecast Summary	10:1	6:1
Average Production (boepd)	22,000	27,000
Exit Production (boepd)	23,500	29,000
Gas weighting		
- (based on average production)	35%	47%
Cash Flow from Operations (000 Cdn $)		$135,000
Per share, basic		2.45
Per share, diluted		2.31
Net Earnings (000 Cdn $)		34,400
Per share, basic		0.63
Per share, diluted		0.59
Capital Expenditures (000 Cdn $)		155,000
Cash Flow Netback (per Boe)	$ 16.75	13.60
Gas (AECO Hub per mcf) Cdn $		3.60
WTI reference price (US per Bbl)		$ 21.50

>>

Vermilion Resources Ltd. will be holding its Annual General and Special Meeting of Shareholders on Tuesday, June 4th, 2002 at 3p.m. at the Hyatt

Regency Hotel, 700 Centre Street South East, Calgary, Alberta.

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884

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Consolidated Balance Sheets

($000's, unaudited)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash	$ 6,716	$ 15,861
Accounts receivable	43,457	42,530
Crude oil inventory	2,593	6,018
Prepaid expenses and other	5,296	2,692
	58,062	67,101
Deferred financing costs	1,012	1,255
Investment (Note 2 (a))	--	5,599
Capital assets (Note 3)	546,705	415,648
	$ 605,779	$ 489,703
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 69,206	$ 69,316
Income taxes payable	7,484	2,211
	76,690	71,527
Long-term debt (Note 4)	101,053	101,619
Provision for future site restoration (Note 3)	7,965	6,253
Future income taxes (Note 5)	129,698	96,865
	315,406	276,264
Non-controlling interest (Note 2 (a))	11,330	-
Commitments and Contingencies (Note 10)		
Shareholders' equity:		
Share capital (Note 6)	136,146	132,965
Retained earnings	142,897	80,474
	279,043	213,439
	$ 605,779	$ 489,703

Consolidated Statements of Earnings and Retained Earnings

	Three months ended	Year ended

($000's, except share and per share amounts, unaudited)	December 31, 2001	2000	December 31, 2001	2000
Revenue:				
Petroleum and natural gas revenue	$ 58,376	$ 80,222	$ 274,899	$ 234,653
Royalties (net)	12,458	20,220	63,744	55,530
	45,918	60,002	211,155	179,123
Other income	-	1,528	-	2,277
	45,918	61,530	211,155	181,400
Expenses:				
Production	9,032	8,305	33,213	25,201
Interest	1,334	2,532	6,072	9,972
General and administration	1,803	2,839	7,295	6,617
Foreign exchange loss (gain)	254	(144)	961	642
Depletion and depreciation	19,211	10,050	53,271	31,797
	31,634	23,582	100,812	74,229
Earnings before income taxes and other item	14,284	37,948	110,343	107,171
Income taxes: (Note 5)				
Future	2,012	15,310	32,327	43,380
Current	4,240	269	11,810	2,149
Capital	115	439	513	728
	6,367	16,018	44,650	46,257
Other Item:				
Equity in losses (income) of affiliate (Note 2 (a))	17	(122)	(50)	(535)
Net earnings	7,900	22,052	65,743	61,449
Excess of consideration paid over stated value of shares purchased (Note 6)	(6)	(2,866)	(3,320)	(3,849)
Adoption of new accounting policy (Note 5)	-	-	-	(13,559)
Retained earnings, beginning of period	135,003	61,288	80,474	36,433
Retained earnings, end of period	$ 142,897	$ 80,474	$ 142,897	$ 80,474
Net earnings per common share: (Note 7)				
Basic	$ 0.15	$ 0.41	$ 1.21	$ 1.17
Diluted	$ 0.14	$ 0.40	$ 1.17	$ 1.14

Consolidated Statements of Cash Flows

($000's, except per share amounts, unaudited)	Three months ended December 31, 2001	2000	Year ended December 31, 2001	2000

Cash provided by (used in):				
Operating:				
Net earnings	$ 7,900	$ 22,052	$ 65,743	$ 61,449
Items not affecting cash:				
Depletion and depreciation	19,211	10,050	53,271	31,797
Unrealized foreign exchange loss (gain)	249	(332)	933	454
Amortized deferred financing charges	178	438	661	1,606
Equity in income of affiliate	17	(122)	(50)	(535)
Future income taxes	2,012	15,310	32,327	43,380
Cash flow from operations	29,567	47,396	152,885	138,151
Changes in non-cash working capital	(9,064)	11,980	3,501	13,370
	20,503	59,376	156,386	151,521
Investing:				
Acquisition of capital assets, net	(263)	(4,000)	(2,194)	(36,779)
Drilling and development of petroleum and natural gas properties	(34,204)	(35,528)	(160,695)	(96,034)
Cash acquired on corporate acquisition (Note 2 (a))	3,031	--	3,031	--
Corporate acquisition (Note 2 (b))	--	--	--	(8,460)
Acquisition of investment (Note 2 (a))	(23)	--	(3,520)	(800)
Site restoration costs incurred	(472)	--	(472)	--
	(31,931)	(39,528)	(163,850)	(142,073)
Financing:				
Issue (re-purchase) of common shares for cash, net of share issue costs	2,005	2,193	(139)	3,767
Increase (decrease) in long-term debt	12,626	(22,041)	(566)	(520)
Increase in deferred financing charges	--	(12)	(417)	(1,707)
	14,631	(19,860)	(1,122)	1,540
Foreign exchange gain (loss) on cash held in a foreign currency	(114)	1,028	(559)	306
Net increase (decrease) in cash	3,089	1,016	(9,145)	11,294
Cash, beginning of period	3,627	14,845	15,861	4,567

Cash, end of period	$ 6,716	$ 15,861	$ 6,716	$ 15,861
Cash flow from operations per common share: (Note 7)				
Basic	$ 0.54	$ 0.88	$ 2.81	$ 2.63
Diluted	$ 0.51	$ 0.85	$ 2.71	$ 2.56
Cash payments				
Interest	$ 1,018	$ 1,419	$ 4,974	$ 8,124
Taxes	$ (1,371)	$ 142	$ (667)	$ (358)

>>

Notes to the Consolidated Financial Statements
Years Ended December 31, 2001 and 2000
(Tabular Amounts In Thousands of Dollars, Except Per Share Amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company, all of which are wholly-owned, except for Aventura Energy Inc. (Note 2(a)).

Petroleum and natural gas operations

The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a significant change in the rate of depletion and depreciation.

The cost of significant unevaluated properties is excluded from the depletion and depreciation base. The carrying value is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes. Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

The amounts recorded for depletion and depreciation of property, plant

and equipment and the provision for the future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Furniture and equipment

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude oil inventories

Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France, are valued at current estimated selling price net of related expenses.

Stock-based compensation plan

The Company has a shock-based compensation plan, which is described in Note 6. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital.

Deferred financing costs

Deferred financing costs associated with obtaining the long-term debt facility are amortized on a straight-line basis over the life of the debt obligation.

Financial instruments

The Company uses financial instruments to hedge its exposure to fluctuations in oil, natural gas and electricity prices, foreign exchange rates and interest rates. Gains or losses from these activities are reported as adjustments to the related revenue or expense accounts when the gain or loss is realized.

Earnings per share

Basic earnings per share and basic funds from operations per share are computed by dividing earnings and funds from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants, in accordance with new standards approved by the Canadian Institute of Chartered Accountants.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

Foreign currency translation

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.

- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates.

- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

Future income taxes

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

2. BUSINESS ACQUISITION AND INVESTMENT

a) Effective October 20, 1999, the Company acquired 43,714,000 warrants of Del Mar Energy Inc. (renamed Aventura Energy Inc. ("Aventura") in exchange for a royalty interest on certain petroleum and natural gas properties. In December of 1999, the Company purchased 431,275 shares for cash consideration of $90,569 and on August 31, 2000, the Company purchased an additional 3,200,000 shares for cash consideration of $800,000.

Effective May 22, 2001, the Company increased its ownership in Aventura by acquiring 19,555,556 special warrants at a price of $0.18 per warrant for total consideration of $3,520,000 through participation in a private placement of special warrants. These special warrants entitle the holder to one Aventura common share and one common share purchase warrant. The purchase warrants entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The Company's ownership position, assuming exercise of the special warrants excluding the purchase warrants, represents 42.5% of the adjusted basic number of shares of Aventura.

In addition, on December 31, 2001, four officers of Vermilion, who own shares of Aventura, signed proxies which allow the Company to attend and vote on the officers' behalf at all meetings of the shareholders of Aventura, which combined with the purchase warrants gives the Company effective control of Aventura. Prior to December 31, 2001, the investment was recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition. Effective December 31, 2001, the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting as follows:

<<

	$
Allocation of purchase price:	

	$
Capital assets	19,304
Cash	3,031
Other current assets	905
Current liabilities	(2,109)
Future income taxes	(506)
Site restoration	(50)
	20,575
Equity investment	(9,245)
Non-controlling interest	(11,330)
Cash consideration	-

>>

b) On June 28, 2000, the Company signed a letter agreement to purchase all the outstanding shares of Big Sky Resources Inc. ("Big Sky"), a private Canadian oil and gas company for total consideration of $23,472,000 including cash and non-cash consideration. The arrangement closed on August 10, 2000, at which time, Big Sky became a wholly-owned subsidiary of the Company. The acquisition of Big Sky was accounted for using the purchase method of accounting, effective from August 10, 2000, as follows:

<<

	$
Allocation of purchase price:	
Capital assets	40,800
Current assets	1,336
Current liabilities	(3,659)
Future income taxes	(8,075)
Long-term debt	(6,600)
Site restoration	(330)
	23,472
Common share consideration (Note 6)	(15,012)
Cash consideration	8,460

3. CAPITAL ASSETS

	2001		
	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net Book Value $
Petroleum and natural gas			

properties and equipment	669,361	124,251	545,110
Furniture and equipment	3,732	2,137	1,595
	673,093	126,388	546,705

	2000		
	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net Book Value $
Petroleum and natural gas properties and equipment	488,882	73,974	414,908
Furniture and equipment	2,018	1,278	740
	490,900	75,252	415,648

>>

As at December 31, 2001, costs of $26,045,000 (2000 - $12,352,000) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $2,469,000 (2000 - $1,861,000) of overhead costs related to exploration and development activities.

The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $35,712,000 (2000 - $23,723,355).

4. LONG-TERM DEBT

At December 31, 2001, the Company had a line of credit of $250,000,000 (2000 - $180,000,000) with a banking syndicate, which has a one year extendible revolving period. Interest is payable based on the Company's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the loan facility includes a $400,000,000 floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France. A working capital tranche of $10,000,000, included in the $250,000,000 facility, has been placed in France to facilitate in cash management practices.

5. FUTURE INCOME TAXES

On January 1, 2000, the Company adopted the liability method of accounting for income taxes on a retroactive basis without restatement of the previously issued financial statements. The effect of the adoption of the new policy on the balances at January 1, 2000, was as follows:

<<

	$
Increase capital assets	5,708
Decrease retained earnings	13,559
Increase future income tax	19,267

The components of the future income tax liability at December 31, 2001 and 2000 are as follows:

	2001 $	2000 $
Capital assets	133,375	102,505
Provision for future site restoration	(2,866)	(2,268)
Loss carryforwards	-	(1,708)
Share issue costs	(811)	(1,664)
	129,698	96,865

>>

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 43.1% (2000 - 44.6%).

<<

	2001 $	2000 $
Earnings before income taxes	110,343	107,171
Corporate tax rate	43.1%	44.6%
Expected tax expense	47,558	47,798
Increase (decrease) in taxes resulting from		
Non-deductible crown payments	20,216	17,840
Resource allowance	(17,702)	(15,072)
Alberta Royalty Tax Credit	(212)	(89)
Foreign tax rate differentials (x)	(2,679)	(3,536)
France statutory tax rate change	(1,078)	(632)
Canada statutory tax rate change	(4,013)	-
Capital taxes	513	728
Other	1,222	-
Foreign exchange	825	(780)
Provision for income taxes	44,650	46,257

>>

(x) The corporate tax rate in France is 36.2% (2000 - 37.76%).

At December 31, 2001, the Company has approximately $219,000,000 (2000 -

$172,200,000) of tax deductions for Canadian income tax purposes and approximately $70,500,000 (2000 - $66,700,000) of tax deductions for French income tax purposes.

6. SHARE CAPITAL

Authorized
Unlimited number of common shares
Unlimited number of preferred shares

Common shares issued

	Number of Shares	Amount $
Balance, December 31, 1999	51,360,293	112,620
Common shares issued on business acquisition (Note 2(b))	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	1,153,882	4,864
Shares acquired under normal course issuer bids	(629,500)	(1,683)
Balance, December 31, 2001	55,014,302	136,146

>>

Flow-through shares

Pursuant to flow-through share agreements dated December 20, 2000, the Company had renounced resource expenditures of $5,375,000 prior to February 28, 2001. The Company has satisfied its requirement to incur the qualifying expenditures.

Stock options

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. The options are granted for a maximum term of five years and vest one third each year and are fully vested at the end of the third year. At December 31, 2001, the Company has outstanding a total of 3,378,685 (2000 - 4,596,367) options under the stock option plan. The options are exercisable at prices from $3.00 to $11.50 and expire at various dates between 2002 and 2006.

The following tables summarize information about the Company's stock options at December 31, 2001 and 2000:

<<

	2001	2000

	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of year	4,596,367	5.22	4,649,167	4.25
Granted	330,200	9.62	1,350,500	7.06
Exercised	(1,153,882)	4.22	(1,275,632)	3.57
Cancelled	(394,000)	5.67	(127,668)	5.85
Balance, end of year	3,378,685	6.07	4,596,367	5.22
Exercisable, end of year	1,602,653	4.94	1,801,117	4.75

Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Exercise Price $
$3.00 - $4.99	1,190,618	3.90
$5.00 - $7.99	1,851,867	6.82
$8.00 - $11.50	336,200	9.58
	3,378,685	6.07

Range of Exercise Prices	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price $
$3.00 - $4.99	1,007,586	4.15
$5.00 - $7.99	595,067	6.28
$8.00 - $11.50	-	-
	1,602,653	4.94

>>

Normal course issuer bids

Effective November 23, 2001, the Company commenced a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares and will terminate on November 22, 2002.

During the year ended December 31, 2001, the Company acquired 629,500 (2000 - 853,700) common shares, under the current and a prior normal course issuer bid, for cash consideration totalling $5,003,000 (2000 - $5,901,000). As the consideration paid was in excess of the stated value of the shares, the amount of the excess, totalling $3,320,000 (2000 - $3,849,000) was recorded as a reduction of retained earnings.

7. PER SHARE AMOUNTS

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of earnings and funds from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net earnings per share and funds generated from operations per share have been restated for this change.

<<

	2001 $	2000 $
Basic		
Earnings per share	$1.21	$1.17
Funds generated from operations per share	$2.81	$2.63
Weighted average number of shares outstanding (thousands)	54,489	52,486
Diluted		
Earnings per share	$1.17	$1.14
Funds generated from operations per share	$2.71	$2.56
Weighted average number of shares outstanding (thousands)	56,332	53,903

If the imputed earnings method had been used, the reported amounts would have been:

	2001 $	2000 $
Diluted		
Earnings per share	$1.13	$1.11
Funds generated from operations per share	$2.62	$2.49
Weighted average number of shares outstanding (thousands)	58,693	55,947

>>

The number of shares used to calculate diluted earnings and funds generated from operations per share for the year ended December 31, 2001 of 56,332,326 (2000 - 53,902,777) included the weighted average number of shares outstanding of 54,488,598 (2000 - 52,486,181) plus 1,843,728 (2000 - 1,416,596) shares related to the dilutive effect of stock options.

The diluted net earnings and funds generated from operations per share discussed above did not include 55,807 (2000 - 81,105) of share options, both

on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares, as the effect would be anti-dilutive.

8. FINANCIAL INSTRUMENTS

Risk management activities

The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and when appropriate, utilizes derivative financial instruments to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2001, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 1,825,000 barrels (approximately 5,000 barrels per day) in 2002. The hedge prices range from US$23.88 to US$26.80 WTI and mature during calendar year 2002. At December 31, 2001, the fair value of the oil swaps represent a gain of approximately Cdn$13,785,000 (using an average exchange rate of $0.63). The Company does not obtain collateral or other security to support its oil swap agreements, however any swap agreement executed with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

As well the Company uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2001, the Company had entered into physical gas contracts at pre-determined prices to sell 9,246,000 GJ's (approximately 22.6 mmcf per day) at an average price of Cdn$4.74 per mcf in 2002 and 6,688,000 GJ's (approximately 16.4 mmcf per day) at an average price of Cdn$5.00 per mcf in 2003. At December 31, 2001, the fair value of the gas contracts represents a gain of approximately Cdn$8,256,000. The Company does not obtain collateral or other security to support its natural gas agreements other than parental guarantees.

The Company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2001, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term was for three years beginning January 1, 2001, and ending December 31, 2003. At December 31, 2001, the fair value of the agreement was a loss of $1,853,000.

The Company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge position for 2002 at approximately US$0.65 per Canadian dollar. At December 31, 2001, the fair value of the hedges was a loss of $1,070,000.

Fair values

The carrying values of cash, accounts receivable, investment, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2001 and 2000 due to the short-term nature of these instruments and in the case of long-term debt the variable interest rate.

9. SEGMENTED INFORMATION

The Company has operations principally in Canada and France. Aventura (see Note (2(a)) has net assets in Trinidad, Argentina and Canada. The Company's entire operating activities are related to exploration, development and production of petroleum and natural gas.

<<

	2001	2000
	$	$
Petroleum and natural gas revenues		
Canada	201,212	161,534
France	73,687	73,119
	274,899	234,653
Net earnings		
Canada	45,841	38,580
France	19,902	22,869
	65,743	61,449
Funds generated from operations		
Canada	109,174	89,243
France	43,711	48,908
	152,885	138,151
Capital expenditures (including acquisitions)		
Canada	118,809	140,466
France	44,080	25,072
	162,889	165,538
Total assets		
Canada	401,063	330,495
France	188,481	159,208
Trinidad	13,981	-
Argentina	2,254	-
	605,779	489,703

>>

10. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had a letter of credit outstanding for 15,920,000 French francs (approximately Cdn$3,500,000) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2002 and has a 10% reduction upon annual renewal.

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Générale des Impots regarding the Company's wholly-owned subsidiary in France, Vermilion REP. S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6,500,000 ($4,500,000 Euro), including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such no amount has been accrued for in the consolidated financial statements at December 31, 2001.

11. SUBSEQUENT EVENT

The Company signed a pre-acquisition agreement to purchase all of the outstanding shares of a private company whose principal asset is a natural gas

producing property. Under the terms of the agreement, the Company has offered the private company's shareholders $3.95 cash for each share. The transaction is valued at $30,000,000, including debt and working capital deficiency. The offer is open for acceptance until March 21, 2002 and is conditional on obtaining at least 90% of the outstanding company shares.

12. COMPARATIVE FIGURES

The presentation of certain accounts for the previous year has been changed to conform to the presentation adopted for the current year.
%SEDAR: 00003901E

-0- 02/25/2002

/For further information: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884; Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 09:33e 25-FEB-02

03 JUN 29 AM 7:21

Daniel G. Kolibar
direct tel:(403) 266-1559
e-mail:dkolibar@blg.com
file no: 418317/000003

Via Courier

March 13, 2002

Alberta Securities Commission
300 - 5 Avenue SW
4th Floor
Calgary, AB T2P 3C5

Attention: Executive Director

Dear Sir:

Re: Vermilion Resources Ltd. (the "Corporation")
- Form 20

As the solicitors for the Corporation, we are enclosing herewith for filing with you two originally executed copies of a Form 20 and certified Optionholders' List We are also enclosing herewith the Corporation's cheque in the amount of $100 for the filing fee for the Form 20.

We trust that the enclosed are satisfactory.

Yours truly,

BORDEN LADNER GERVAIS LLP

Daniel G. Kolibar
DGK/sad
encls.

cc: Steve Bjornson, Vermilion Resources Ltd. (by fax)

F:\Corp\DGK\FILES\418317\000003\ASC.1.doc

Form 20

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(l)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES*.

NOTE: Circle statutory exemption or exemptions relied on. This report is not required if a bank to which the *Bank Act* (Canada) applies or a trust company registered under the *Trust Companies Act* acquires from a customer an evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness.

1. **Full name and address of the Vendor.**

Vermilion Resources Ltd.
2800, 400 - 4th Avenue S.W.
Calgary, Alberta
T2P OJ4

2. **Name and address of the issuer of the security traded and description of the security.**

Vermilion Resources Ltd.
2800, 400 - 4th Avenue S.W.
Calgary, Alberta
T2P OJ4

Stock Options - each stock option is exercisable for one common share of Vermilion Resources Ltd. upon payment of the exercise price of $10.05 per share.

3. **Date of trade(s).**

February 26, 2002

4. **Amount or Number of Securities purchased.**

100,000 stock options

5. **The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a reduced hold period under the SHAIF System and will provide the certified list to security holders who required securities pursuant to the prospectus exemptions in sections 107(1)(p) or (q) of the Act.**

6. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.**

Not applicable

7. **State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.**

Not applicable

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, this 12th day of March, 2002.

VERMILION RESOURCES LTD.

Per: ______________________

CLAUDIO GHERSINICH
(name of vendor or agent - please print)

____
Signature

Executive Vice-President
(official capacity - please print)

CLAUDIO GHERSINICH
(please print here name of individual whose Signature appears above, if different from name of vendor or agent printed above)

INSTRUCTIONS:

1. In answer to question 5 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross referenced to the relevant item and properly identified and signed by the person whose Signature appears on the report.

3. Please file this report in duplicate with the required fee. Cheques are payable to the Alberta Securities Commission.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *ALBERTA SECURITIES COMMISSION RULES* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THETIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE *ALBERTA SECURITIES COMMISSION RULES* SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE MAY RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

VERMILION RESOURCES LTD.

Granting of Stock Options on February 26, 2002

List of Optionholders	Number of Options Granted	Exercise price	Statutory Exemption Relied Upon
Charlie Berard	50,000	$10.05	131(1)(z)
Joe Killi	50,000	$10.05	131(1)(z)

I, CLAUDIO GHERSINICH, Executive Vice-President of Vermilion Resources Ltd. hereby certify that the foregoing is a list of those persons who were granted stock options by the board of directors of Vermilion Resources Ltd. on February 26, 2002 relying on the prospectus exemption in section 131(1)(z) of the *Securities Act* (Alberta) and that all of the stock options are subject to a one year hold period.

DATED at Calgary, Alberta this 12th day of March, 2002.

VERMILION RESOURCES LTD.

Per: ______________________
CLAUDIO GHERSINICH
Executive Vice-President

Annual Returns for Alberta and Extra-Provincial Corp. - Proof of Filing

Amendment Date: 2002/04/02

Service Request Number:	3810885
Corporate Access Number:	206407942
Legal Entity Name:	VERMILION RESOURCES LTD.
Legal Entity Type:	Alberta Business Corporation
Legal Entity Status:	Active
Registration Date:	1995/02/06

This confirms the Annual Return for 2002 has been filed as of 2002/04/02.

Director / Shareholder

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	GHERSINICH
First Name:	CLAUDIO
Middle Name:	A.
Street / Box Number:	443 SCARBORO AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3C 2H7
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	DONADEO
First Name:	LORENZO
Street / Box Number:	54 SUNSET WAY S.E.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2X 3H6
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	BOYCE
First Name:	JEFFREY
Middle Name:	S.
Street / Box Number:	65 MAJESTIC POINT S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3Z 2Z9
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1997/06/12
Last Name / Legal Entity Name:	BERARD
First Name:	CHARLES
Street / Box Number:	3700, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2
Resident Canadian:	Y

Status:	Active
Relationship to Legal Entity:	Director
Individual / Legal Entity Type:	Individual
Appointment Date:	1999/03/22
Last Name / Legal Entity Name:	KILLI
First Name:	JOE
Street / Box Number:	C/O 820, 400 - 5TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 0L6
Resident Canadian:	Y

Status:	Inactive
Relationship to Legal Entity:	Transfer Agent
Individual / Legal Entity Type:	Other
Appointment Date:	1111/11/11
Last Name / Legal Entity Name:	MONTREAL TRUST
Street / Box Number:	6TH FLOOR, 530 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3S8

Status:	Active
Relationship to Legal Entity:	Transfer Agent
Individual / Legal Entity Type:	Other
Last Name / Legal Entity Name:	COMPUTERSHARE INVESTOR SERVICES
Street / Box Number:	600, 530 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3S8

REGISTERED ADDRESS

Street:	1000, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

RECORDS ADDRESS

Street:	1000, 400 - 3RD AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

Registration Authorized By: DANIEL G. KOLIBAR
AGENT OF CORPORATION



Alberta
REGISTRIES

INSTRUCTIONS FOR COMPLETION
ON THE BACK OF THIS FORM



(DGK)

Annual Return

Named Alberta Corporation

Corporate Access No. 206407942 For Year Ending 2002

Date of Incorporation, Continuance, Amalgamation or Registration 1995/02/06
YEAR MONTH DAY

1. Name of Corporation
VERMILION RESOURCES LTD.

2. Address
1000, 400 - 3RD AVENUE S.W.
CALGARY, ALBERTA
T2P 4H2

3. Has there been any change of directors? ☐ Yes ☒ No

4. If Yes, have Corporate Registry Records been updated? ☐ Yes ☐ No If No, attach the update to this form.

5. SHAREHOLDER INFORMATION		6. CHANGES IN SHAREHOLDERS	
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
MONTREAL TRUST 6TH FLOOR, 530 - 8TH AVENUE S.W CALGARY, ALBERTA T2P 3S8	T.A.	Computershare Investor Services 600, 530 - 8th Avenue S.W. Calgary, Alberta T2P 3S8	TA
Corporate Access Number ____	If a Director, check this box ☐	Corporate Access Number ____	If a Director, check this box ☐
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number ____	If a Director, check this box ☐	Corporate Access Number ____	If a Director, check this box ☐
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
Corporate Access Number ____	If a Director, check this box ☐	Corporate Access Number ____	If a Director, check this box ☐
Name and Address	% of voting shares issued	Name and Address	% of voting shares issued
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7. IMPORTANT NOTICE TO CORPORATION

Per: ____________________
(Signature)

March 13, 2002	STEVE BJORNSON	N/A	(403) 269-4884
Date	Print Name of Authorized Officer	Provide Identification (e.g. Operator's Licence)	Telephone Number

03 JAN 23 AM 7:21

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 5, 2002

Alberta Securities Commission
British Columbia Securities Commission

Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec

Dear Sirs:

Subject: Vermilion Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting
2. Security Description of Voting Issue : Common
3. CUSIP Number : 923-901-102
4. Record Date : April 30, 2002
5. Meeting Date : June 4, 2002
6. Meeting Location : Calgary, Alberta

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

'signed by'
Upinder Sahota
Assistant Account Manager, Client Services
Stock Transfer Department
Phone: (403) 267-6851
Fax: (403) 267-6529
Email: upinder.sahota@computershare.com

Cc: Vermilion Resources Ltd.
Heather Strang

03 JUN 23 AM 7:21

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Vermilion Resources Ltd.**

We confirm that the following material was sent by pre-paid mail on May 2, 2002, to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report / Management's Discussion and Analysis
2. Notice of Meeting / Management Information Circular
3. Notice
4. Proxy
5. Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List Cards, were sent by courier on May 2, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Del Paul
Assistant Account Manager
Client Services, Stock Transfer

cc: Vermilion Resources Ltd.
Attention: Heather Strang

VERMILION RESOURCES LTD.

2800, 400 4th Avenue S.W.
Calgary, Alberta
T2P 0J4

NOTICE OF SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special and annual meeting (the "Meeting") of holders of common shares of Vermilion Resources Ltd. (the "Corporation") will be held in the Stephen Room at the Hyatt Regency hotel, 700 Centre Street South, Calgary, Alberta at 2:00 p.m., Calgary time, June 4, 2002, for the following purposes.

1. To receive the annual report of the board of directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2001.

2. To elect the board of directors for the ensuing year.

3. To appoint Deloitte & Touche, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, at a remuneration to be fixed by the board of directors.

4. To approve and adopt Amendment No. 6 to the Corporation's Incentive Stock Option Plan No.1, as amended by Amendment Nos. 1, 2, 3, 4 and 5.

5. To transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 26th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Jeffrey S. Boyce"

Jeffrey S. Boyce
President and Chief Executive Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. In accordance with the bylaws of the Corporation, all proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, no later than 2:00 p.m. (Calgary time) on June 2, 2002.

(Year ended December 31)	2001	2000
FINANCIAL ($mm except share and per share amounts)		
Cash flow from operations	$ 132.3	$ 138.2
Per share, basic	2.41	2.63
Per share, diluted	[illegible]	2.56
Net earnings	65.7	61.4
Per share, basic	[illegible]	1.17
Per share, diluted	1.17	1.14
Capital expenditures	162.9	165.5
Working capital (deficit)	(13.6)	(4.4)
Long-term debt	101.1	101.6
Shareholders' equity	$ 279.0	$ 213.4
Common shares outstanding		
Basic	55,014,302	54,489,920
Diluted	56,342,987	59,086,287
Weighted average common shares outstanding		
Basic	54,408,598	52,486,181
Diluted	[illegible]	53,902,777
OPERATIONS		
Production		
Crude oil (bbls/d)	11,587	9,948
NGLs (bbls/d)	1,729	1,713
Natural gas (mcf/d)	54,226	40,080
Total (boe/d) gas at 6:1	22,354	18,341
Total (boe/d) gas at 10:1	18,739	15,669
Average realized price		
WTI reference (US$/bbl)	$ 25.94	$ 30.19
Brent reference (US$/bbl)	24.44	28.39
AECO reference ($/mcf)	5.43	5.58
Crude oil ($/bbl)	34.33	36.40
NGLs ($/bbl)	34.38	33.05
Natural gas ($/mcf)	5.34	5.55
Operating netback ($/boe) gas at 6:1	21.81	22.94
Operating netback ($/boe) gas at 10:1	26.01	26.84
Cash flow netback ($/boe) gas at 6:1	18.74	20.58
Cash flow netback ($/boe) gas at 10:1	22.35	$ 24.09
Reserves (proven plus 50% probable)		
Crude oil (mmbbls)	50.0	60.7
NGLs (mmbbls)	8.0	7.6
Natural gas (bcf)	220.6	189.6
Net asset value ($/share, NPV 12%, before tax)	$ 11.06	$ 16.66
Finding costs, excluding revision ($/proven boe) gas at 6:1[1]	12.36	8.24
Finding costs, excluding revision ($/proven boe) gas at 10:1[1]	$ [illegible]	$ 9.98

1 See table on page 62 for complete calculation.

Note: 2000 diluted earnings and cash flow per share have been restated because of a change in accounting policy mandated by the Canadian Institute of Chartered Accountants, applied retroactively.

management's discussion and analysis

Vermilion continued growing production in 2001, increasing our average daily volumes 22%. With our Peace River Arch discovery coming on stream in the fourth quarter of 2001, the Company is positioned to continue to realize 20% growth in production in 2002. Vermilion achieved record cash flow and earnings in 2001 of $152.9 million ($2.81 per share) and $65.7 million ($1.21 per share), respectively. The high quality of our asset base has provided a strong cash flow netback and a return on equity well in excess of our target of 15% after tax. We continue to focus on the recycle ratio as an indicator of profitability—with a target of 2.0 times cash flow over finding costs. Our challenge in 2002 is to reduce finding costs to less than $10.00/boe to achieve the recycle ratio we attained in prior years.

Vermilion's share price reached an all-time high of $12.50 in June 2001 in a heated acquisitions marketplace. Average daily trading volumes for the month peaked at more than 166,000 shares, increasing Vermilion's profile on the TSE oil and gas index and triggering additional investment in the Company. At year-end, Vermilion's shares closed at $10.00, a 25% increase in market value over the prior year's closing price. While this market euphoria has somewhat dissipated, Vermilion's stock continues to trade in the $10 to $11 range, reflecting a reasonable market valuation based on our underlying assets (Net Asset Value NPV BT at 12% is $11.06/diluted share) relative to other industry participants. Nonetheless, the Company has maintained our share buy-back program to protect shareholder interests in this environment of volatile commodity prices. To date, we have not purchased any shares through our Normal Course Issuer Bid of November 23, 2001. More recent merger activity has refocused investor interest on the oil and gas industry, creating the potential for further expansion of price/cash flow multiples within the sector.

RESULTS	2001	2000	1999
Revenues ($m)	**274,899**	234,653	108,443
Net earnings ($m)	**65,743**	61,449	20,008
Per share ($)	**1.21**	1.17	0.40
Cash flow ($m)	**152,885**	138,151	55,349
Per share ($)	**2.81**	2.63	1.12
Earnings-to-cash-flow ratio (%)	**43.0**	44.5	36.1
Return on shareholders' equity (%)	**26.7**	33.9	14.7

CASH FLOW REINVESTMENT	2001	2000	1999
Finding costs ($/proven boe)[1]	**12.38**	8.24	5.08
WTI (US$/bbl)	**25.94**	30.19	19.24
Realized price ($/boe)	**33.69**	34.96	21.03
Controllable costs ($/boe)[2]	**4.96**	4.73	4.86
Cash flow netback ($/boe)	**18.74**	20.58	10.73
Recycle ratio[1]	**1.5**	2.5	2.1

1 Excludes 2001 reserve revision.
2 Comprised of lifting costs and G&A.

NET EARNINGS ($/basic share)

98	0.07
99	0.40
00	1.17
01	1.21
02E	0.63

CASH FLOW ($/basic share)

98	0.42
99	1.12
00	2.63
01	2.81
02E	2.45

CASH FLOW NETBACK ($/boe)

98	4.96
99	10.73
00	20.58
01	18.74
02E	13.70

The most disappointing result in 2001 was our finding and development costs. Heated commodity markets led to increases in the cost of services, seismic expenditures and land, all of which contributed to higher finding costs compared with those of prior years. In 2001, we focused on growing our prospect inventory through land acquisitions and seismic expenditures to develop a new project area in the Peace River Arch. Through expansion in the down cycle, Vermilion still believes we can add reserves at rates of less than $10/boe over the long term.

PRODUCTION/SHARE	2002E	2001	2000	1999
Production (boe/d) gas at 6:1	27,000	**22,354**	18,341	14,133
Production (boe/d) gas at 10:1	22,000	**18,739**	15,669	12,305
Production per share (boe/d) gas at 6:1[1]	462	**383**	310	252
Production per share (boe/d) gas at 10:1[1]	376	**321**	265	220

[1] Per million diluted shares outstanding.

PROVEN RESERVES/SHARE	2001	2000	1999
Proven reserves (mboe at 6:1)	**80,252**	88,113	74,929
Proven reserves (mboe at 10:1)	**68,558**	76,466	65,774
Proven reserves (boe/diluted share at 6:1)	**1.37**	1.49	1.34
Proven reserves (boe/diluted share at 10:1)	**1.18**	1.29	1.17

Vermilion continued to grow production per share, success that can be attributed to our efficient use of capital and a balanced inventory of projects with low, medium and high risk. The Company's growth in 2001 was financed primarily through internally generated cash flow from operations, a strategy that provides value growth for investors. Equity as a method of financing is used sparingly. For the first time in the Company's history, proven reserves/share declined, a result of the 19.7% downward revision in reserves in 2001. The reserve revision of 17.3 mboes resulted from a change in estimate using a decline analysis evaluation of the reserves. The revision created reclassification of 10.83 mboes from proven producing to the probable producing category. While Vermilion has made the decision to re-evaluate our reserves, resulting in a downward revision, we are confident the stable production profile of our properties supports future classification of probable reserves back into the proven reserves category without extensive development expenditures.

During the fourth quarter of 2001, commodity prices continued to erode, and further volatility is anticipated in the short term in 2002. Accordingly, Vermilion is positioned for a year of counter-cyclical growth. The shrinking TSE 300 index may draw increased attention to Vermilion's stock, and a further reduction in the number of Canadian oil and gas producers may attract larger and longer-term investors to the Company. Our challenge is to catapult Vermilion into the senior producer category while maintaining a value-added growth strategy.

To grow our business during a period of potentially low oil and gas prices, Vermilion must demonstrate our ability to survive a year of reduced profitability. We believe our objective to build a stable platform of production and cash flow has been achieved by the following actions:

- A focus on medium-depth, quality reserves that provide a high netback;
- Prudent production practices that result in manageable decline rates;
- A well-defined hedging strategy that supports prices on 30% to 40% of our production; and
- High working-interest production and facilities ownership that ensures a strong degree of control over spending.

With our strong hedging position at US$25 WTI for crude oil and $5.00/mcf for natural gas (see page 44 for details), Vermilion does not anticipate significant erosion in cash flow from weaker commodity prices in 2002. Furthermore, production growth from our exploration success in the Peace River Arch in 2001 will help to offset price declines that may occur.

PROVEN RESERVES (per diluted share)

Year	Value
97	1.06
98	1.32
99	1.34
00	1.49
01	1.37

DEBT-TO-CASH-FLOW RATIO

Year	Value
97	0.77
98	5.62
99	1.70
00	0.77
01	0.78

DEBT-TO-EQUITY RATIO

Year	Value
97	0.26
98	0.89
99	0.54
00	0.50
01	0.43

In addition to our hedging program, the Company has maintained a strong balance sheet and expanded our bank loan facilities to $250 million. With a track record of counter-cyclical growth and unused bank loan capacity of approximately $130 million at year-end, Vermilion is positioned for the next stage of growth. We have maintained the Company's ratios for debt-to-cash-flow and interest coverage at levels that will enable us to use low-cost leverage to expand our business in 2002, given the right opportunities.

FINANCIAL CAPACITY	2001	2000	1999
Debt and working capital ($m)	$ 119,681	$ 106,045	$ 94,703
Bank facility ($m)[1]	$ 250,000	$ 215,000	$ 160,000
Unutilized bank facility ($m)	$ 130,319	$ 108,955	$ 65,297
Debt-to-cash-flow ratio – full year[2]	0.78	0.77	1.7
– Q4 exit[2]	1.01	0.56	1.1
Debt-to-equity ratio[2]	0.43	0.50	0.64

1 The 2000 bank facility increased effective January 2001.
2 Debt includes working capital.

The merger and acquisition activity in 2001 has provided an interesting playing field for 2002. Large producers that conducted major transactions in 2001 may want to reduce their debt by divesting some of their assets. We believe the marketplace of opportunities in the $30 million to $300 million range may shift in Vermilion's favour in 2002. Our growth will be limited only by the quality of these opportunities, not by financial constraints. The Company has built a strong banking syndicate and developed opportunities in the private capital markets for debt in the U.S. Vermilion's growth over the next year will determine our need to expand debt capacity, potentially through private or public debt capital markets.

Our strategy remains intact as we focus on maintaining financial capacity during periods of high and low prices, using cash flow for drilling and debt for acquisitions. The main components of the Company's financial strategy are to:

- Target a debt-to-cash-flow ratio of less than 2.5:1 during weak commodity cycles;
- Target an interest-coverage ratio of more than 4 times;
- Define the use of financing proceeds;
- Match the characteristics of an acquisition to the financing alternatives; i.e., long-term debt applied to long-life assets; and
- Expand subordinated debt capacity through international growth.

The cost of capital increases significantly when debt and equity capacity are expanded. While bank debt remains the lowest cost of capital, it provides the least capacity. The opposite can be said for subordinated debt. Therefore, smaller deals (up to $50 million) in Canada will attract borrowing-base lending and can be completed through a bank loan facility. Larger deals (more than $100 million) and international transactions may require increased borrowing capacity, including senior-term and subordinated debt, which increases the effective cost of capital. Vermilion does not believe in the blind-pool approach to raising capital—we match the financing tool to the strength of the acquisition opportunity.

Vermilion continued to record quarterly increases in production, primarily from drilling success, which more than offset production declines.

2001 QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
CANADA				
Crude oil & NGLs	7,017	7,011	7,312	7,278
Natural gas	8,623	8,392	8,913	9,665
	15,640	15,403	16,225	16,943
FRANCE				
Crude oil	5,835	6,286	6,228	6,290
Natural gas	167	135	127	118
	6,002	6,421	6,355	6,408
Total Combined	21,642	21,824	22,580	23,351

2000 QUARTERLY PRODUCTION SUMMARY (boe/d)	Q1	Q2	Q3	Q4
CANADA				
Crude oil & NGLs	4,924	6,579	6,461	6,933
Natural gas	4,640	6,260	6,795	8,358
	9,564	12,839	13,256	15,291
FRANCE				
Crude oil	5,305	5,145	5,667	5,617
Natural gas	193	117	168	163
	5,498	5,262	5,835	5,780
Total Combined	15,062	18,101	19,091	21,071

Vermilion achieved a 22% increase in production, averaging 22,354 boe/d in 2001 compared with 18,341 boe/d a year ago and exited the year on target at 24,500 boe/d. In Canada, production grew 26% as a result of the Company's successful exploration program in the Peace River Arch and growth from all but one of our domestic core areas. For two years, Vermilion had been assembling a land base in the Peace River Arch, where we have accumulated more than 67,000 net acres. We had no production there until 2001 when we made two separate and significant discoveries of natural gas and liquids that added more than 3,000 boe/d (15 mmcf/d of natural gas with 500 bbls/d of associated liquids) to current volumes. In France, our drilling focus on the Paris Basin was rewarded with a production gain of 59%. We achieved production growth through the drill bit in 2001, drilling 94 wells with a 72% success rate. Vermilion continued to focus on exploration, drilling 11 high-risk targets in Canada and one in France.

			2001			2000	1999
	Oil & NGLs	**Gas**	**Average**	Oil & NGLs	Gas	Average	Average
	(bbls/d)	***(mmcf/d)***	***(boe/d)***	*(bbls/d)*	*(mmcf/d)*	*(boe/d)*	*(boe/d)*
CANADA							
NORTHERN DISTRICT							
Peach River Arch	**47**	**2.53**	**469**	-	-	-	-
Utikuma	**4,137**	**0.70**	**4,254**	3,354	0.55	3,446	1,801
Mastin Lake	**10**	**10.17**	**1,705**	51	3.03	556	-
Total	**4,194**	**13.40**	**6,428**	3,405	3.58	4,002	1,801
SOUTHERN DISTRICT							
Chip Lake	**2,638**	**32.81**	**8,106**	2,533	26.89	7,015	6,064
Southern Foothills	**322**	**7.20**	**1,522**	289	8.64	1,729	462
Total	**2,960**	**40.01**	**9,628**	2,822	35.53	8,744	6,526
Total Canada	**7,154**	**53.41**	**16,056**	6,227	39.11	12,746	8,327
FRANCE							
Aquitaine Basin	**3,589**	**-**	**3,589**	3,672	-	3,672	3,537
Paris Basin	**2,295**	**-**	**2,295**	1,442	-	1,442	1,565
Other	**278**	**0.82**	**414**	320	0.97	481	604
Total France	**6,162**	**0.82**	**6,298**	5,434	0.97	5,595	5,806
Total Combined	**13,316**	**54.23**	**22,354**	11,661	40.08	18,341	14,133

PRODUCTION BY QUARTER (mboe/d)

Q4 00 21.1
Q1 01 21.6
Q2 21.8
Q3 22.6
Q4 23.4

2000 CAPITAL EXPENDITURES (%)

Development 43%
Exploration 15%
Acquisitions 42%

2001 CAPITAL EXPENDITURES (%)

Development 72%
Exploration 28%

Vermilion's drilling program in 2001 was one of the largest in our history. We spent $162.9 million during the year, directing $45.6 million (or 28%) to our exploration program, including 18% to expand our seismic database and landholdings. Shareholders can expect to see approximately 25% to 30% of our capital expenditures focused on high-risk and new-pool discovery projects in 2002.

Vermilion's capital program in 2001 included allocations for the initial development of a new core area in the Peace River Arch and further development and extension of existing core areas. The Company did not spend any material amounts on acquisitions despite our ongoing search for new project areas. While Vermilion evaluated several business opportunities in 2001, our counter-cyclical approach to value creation precluded participation in a heated acquisitions marketplace.

In Canada, the Company continued to expand in the Chip Lake area, maintaining a two-year prospect inventory heading into 2002. This region continues to provide us with strong growth from a variety of producing zones, including deeper targets such as the Shunda. With our discoveries in the Peace River Arch at Shane and Gage, we estimate drilling 12 wells (6 development or moderate-impact exploration targets and 2 high-risk/high-reward exploration targets) to expand these pools and conduct further development and exploration activity.

In France, Vermilion has added an important new tool by developing an extensive database that includes digitized well logs that were previously unavailable. This information is crucial and will ensure, over the long-term, that we can expand through exploration within the basins. Our focus early in 2002 is further development of the St-Just-En-Brie permit that surrounds the Paris Basin fields. The Company drilled 10 wells in the Vulaines, Champotran and Malnoue fields. This activity, in conjunction with new 3D seismic, has highlighted several features that extend the Champotran field and have the potential of adding several pools of reserves of two mmboe to five mmboe. Clearly, with our extensive land position and competitive advantage, Vermilion's strategy in France is to focus on new pool discovery. This will result in directing more of our capital program to drilling a greater proportion of higher-risk/higher-return wells in France.

CAPITAL EXPENDITURES ($m)	2001	2000	1999
Land	$ 19,626	$ 6,340	$ 2,057
Seismic	9,239	3,694	5,293
Drilling & completion	86,706	60,106	21,971
Production equipment & facilities	28,305	16,508	8,138
Workovers	11,091	6,008	6,556
Capitalized exploration administration	2,469	1,861	495
Drilling & development expenditures	157,436	94,517	44,510
Property acquisitions	2,194	36,779	947
Corporate acquisitions (Big Sky)	-	32,725	-
Other	3,259	1,517	837
	$ 162,889	$ 165,538	$ 46,294

FUNDING OF CAPITAL PROGRAM	2001	2000	1999
Cash flow	$ 152,885	$ 138,151	$ 55,349
Debt, working capital & other	10,143	8,608	(17,454)
Equity	(139)	18,779	8,399
	$ 162,889	$ 165,538	$ 46,294

As outlined in Vermilion's financing strategy, our 2001 capital program was primarily supported by cash flow from operations. Funding for the 2002 capital program will be similar unless there is a dramatic change in commodity prices. A period of commodity weakness will be viewed as an opportunity to expand our business through acquisitions, possibly funded by debt.

We have established a $155 million capital program for 2002: $110 million that is firm ($85 million in Canada and $25 million in France) and a $45 million contingency to develop exploration successes and/or pursue acquisition opportunities. In the first quarter of 2002, Vermilion acquired a small private natural gas producer for approximately $30 million (see page 7) which will most likely be included in the $45 million budget with no further anticipated increase. Vermilion will target acquisitions with valuations below what the market has tolerated over the last year, as we look for quality assets and a sizeable deal with the potential to add a new core area to our portfolio. The Company will also continue to focus on our existing core areas in Canada, France and South America, significantly expanding our undeveloped landholdings and building our existing prospect inventory.

Cash flow reached a record high of $152.9 million in 2001, up 11% from $138.2 million last year. The increase in cash flow resulted mainly from three factors: a 22% increase in production, reduced hedging costs, and lower costs/boe for interest and general and administrative expenses which were somewhat offset by declining commodity prices.

CASH FLOW			2001			Year ended December 31	
($/boe)	Q1	Q2	Q3	Q4	2001	2000	1999
Oil & gas revenues	43.71	39.14	28.65	25.65	34.01	37.51	22.31
Oil hedging gains (losses)	(1.25)	(1.45)	(0.27)	1.52	(0.32)	(2.55)	(1.28)
Royalties (net of ARTC)	(10.01)	(9.12)	(6.58)	(5.80)	(7.81)	(8.27)	(4.21)
Production expenses	(4.06)	(3.87)	(4.14)	(4.20)	(4.07)	(3.75)	(3.87)
Operating netback	28.39	24.70	17.66	17.17	21.81	22.94	12.95
General & administrative	(0.91)	(0.87)	(0.94)	(0.83)	(0.89)	(0.99)	(0.99)
Interest	(0.80)	(0.69)	(0.64)	(0.54)	(0.67)	(1.25)	(1.33)
Current & capital taxes	(0.98)	(1.91)	(1.10)	(2.03)	(1.51)	(0.43)	0.14
Marketing, foreign exchange & other	0.00	(0.01)	0.00	0.00	0.00	0.31	(0.04)
Cash flow/boe	25.70	21.22	14.98	13.77	18.74	20.58	10.73

Essentially all of Vermilion's crude production continues to be of a premium, light and sweet quality. This mix is getting lighter, especially with the increase in production of very light and sweet crude oil from Champotran in the Paris Basin. The average density of our Canadian oil production is approximately 42° API and 0.2% sulphur. The oil we produce in France is expected to be lighter than 36° API during 2002. Demand for premium-quality low-sulfur crude oil continues to be strong, particularly in North America and Europe. As a result, Vermilion realizes significantly higher netbacks than those producers whose crude oil mix is typically more sour and heavier. In fact, Vermilion's netbacks reflect only a small differential off WTI and Dated Brent prices. In 2001, Vermilion received an average wellhead price, before hedging, of US$25.19/bbl compared to the WTI benchmark average of US$25.94/bbl. In France, our average realized oil price was US$20.87/bbl compared to the Dated Brent price of US$24.44/bbl, a larger differential predominantly because of the increased cost of shipping and timing of shipments.

Vermilion markets more than 94% of our production to several large refiners in Canada and the U.S. Midwest on varying-term contracts that capture premiums over spot prices. In France, we sell the majority of our oil production to a European refiner on a one-year term contract. The price we receive for this oil is based on Dated Brent less a marketing differential. During 2001, condensate prices were very strong because of a high demand for diluent, and this resulted in the Company receiving very attractive condensate netbacks compared with those for crude oil.

Vermilion has increased production of NGLs, a result of bringing liquids-rich gas production on stream from the Shane and North Gage properties. Our contracts for sales of NGLs are one- to three-year terms based on spot-price postings less negotiated differentials. Going forward, we will optimize our marketing of NGLs when we anticipate higher gas prices, selling it as natural gas to the extent of our operational flexibility.

The North American economy appears to be improving, and oil demand is expected to accelerate as the year progresses. OPEC countries have been complying with the volumes they have set. There is a potential for supply disruptions from oil producers in the Middle East, and that, combined with rising natural gas prices, has provided support for higher oil prices.


COMMODITY MIX (%)
97
98
99
00
01
oil NGLs natural gas
OIL & GAS MIX (March 2002)
Crude Oil & NGLs 53%
Natural Gas 47%


NATURAL GAS MIX (March 2002)
AECO Spot Price 60%
Fixed Price/Collars 33%
Nymex Related 4%
Other 3%

Canadian natural gas prices reached near record levels in 2001 with Vermilion realizing an average price of $5.34/mcf. By March 2002, the Company's natural gas sales were approximately 78 mmcf/d, an increase of more than 30% from January 2001.

Natural gas prices were lower during the second half of 2001, predominantly because of the weak economy and mild winter. Export pipeline capacity from Western Canada continues to exceed the available supply, which in 2001 resulted in very strong spot prices in Alberta compared with netbacks realized from export markets. This relative strength in domestic gas prices is expected to continue for several years. In 2002, Vermilion expects to sell approximately 60% of our natural gas production into the higher priced AECO market, 33% under fixed-price contracts and 4% based on prices related to NYMEX and U.S. West Coast gas prices.

The Company expects natural gas supply in the U.S. to decrease 2% year-over-year, while Canadian supply is anticipated to be flat at best. On the demand side, with the expected stronger increase in GDP in North America, storage surplus is expected to shrink. Current fundamentals suggest improving supply/demand balance and stronger natural gas prices. There is also significant upside potential in prices, if weather-related demand and the rebounding economy prove to be stronger than expected.

Vermilion is well positioned to capitalize on the projected demand for natural gas in North America. We will maintain our flexible sales program to take advantage of future opportunities to diversify our market and pricing mix. The Company believes our balanced portfolio approach will provide strong and sustainable cash flows over the long term, while enabling us to realize top-quartile prices.

Revenues jumped 17% to $274.9 million from $234.7 million a year ago thanks to a 22% increase in production, offset by a 9% reduction in realized commodity prices. While 2001 commodity prices were excellent, they were down from the outstanding prices we and others realized in 2000. The WTI price average was down 14% to US$25.94/bbl from US$30.19/bbl in 2000. The Company's crude oil price declined 14% from 2000, while our price for NGLs improved marginally by 5%. Natural gas prices were down slightly, dropping 4% relative to 2000. In 2001, Vermilion hedged an average of 5,300 bbls/d at an average price of US$25.27/bbl. This reflects our philosophy of hedging 30% of our production over a time period of two to three years as insurance to protect the Company's base capital budget for development and maintenance. In 2001, hedging reduced Vermilion's realized prices for crude oil and NGLs by $0.32/boe ($0.39/boe 10:1).

The Company has applied the same philosophy for 2002, hedging 5,000 bbls/d of our production at an average WTI price of US$25.00/bbl. The prices and volumes we have hedged are very similar to our 2001 program and will guarantee a good portion of our capital program. With inventories of crude oil and natural gas at unexpectedly high levels, the Company is forecasting much weaker oil and gas prices in 2002. We expect an average WTI price of US$21.50 and AECO Hub/mcf of $3.60. Assuming this scenario proves true, the hedges we have in place will serve as an anchor for another year of solid cash flow.

AVERAGE REALIZED PRICE[1]	2001	2000	1999
CANADA			
Crude oil ($/bbl)	$ 39.02	$ 44.23	$ 27.83
NGLs ($/bbl)	$ 34.58	$ 33.05	$ 19.43
Natural gas ($/mcf)	$ 5.34	$ 5.58	$ 2.77
FRANCE			
Crude oil ($/bbl)	$ 32.32	$ 38.52	$ 24.87
Natural gas ($/mcf)	$ 5.23	$ 4.40	$ 2.99
COMBINED			
Crude oil ($/bbl)	$ 35.45	$ 41.11	$ 25.83
NGLs ($/bbl)	$ 34.58	$ 33.05	$ 19.43
Natural gas ($/mcf)	$ 5.34	$ 5.55	$ 2.78

[1] Excludes hedging costs.

AVERAGE REALIZED OIL PRICE ($/bbl)*

97 22.33
98 14.34
99 23.64
00 36.40
01 34.83

* Includes hedging costs.

AVERAGE REALIZED GAS PRICE ($/mcf)

97 2.41
98 2.29
99 2.78
00 5.55
01 5.34

REVENUE ($mm)

97 53.7
98 55.7
99 108.4
00 234.7
01 274.9

Total royalties, net of ARTC, increased approximately $8.2 million to $63.7 million in 2001 from $55.5 million in 2000. This 2001 increase is attributable to increased production. In Canada, royalties calculated as a percentage of revenue were lower because of reduced commodity prices in 2001 compared with 2000. Royalties were $7.81/boe in 2001 compared with $8.28/boe in 2000.

In France, a flat production tax (RCDM) in the range of $3.00/bbl is the largest component of the Company's royalty payment. As commodity prices decrease, the effective royalty rate increases. This explains the slight increase in rates (as a percentage of revenue) as commodity prices decreased in 2001 compared with 2000. Benefits are achieved under this system when a new pool is discovered, and the RCDM rate drops to approximately $1.50/bbl.

ROYALTIES	2001	2000	1999
CANADA			
Oil & NGLs royalties, net of ARTC ($m)	$ 24,749	$ 23,319	$ 7,157
Percent of oil & NGLs revenue (%)	25.5	28.5	21.8
Natural gas royalties, net of ARTC ($m)	$ 29,730	$ 23,231	$ 6,103
Percent of natural gas revenue (%)	28.5	29.1	23.0
FRANCE			
Oil royalties ($m)	$ 9,198	$ 8,900	$ 8,393
Percent of oil revenue (%)	12.8	12.4	17.6
Natural gas royalties ($m)	$ 67	$ 80	$ 71
Percent of natural gas revenue (%)	4.3	5.2	5.1

Workovers in the fourth quarter contributed to an increase in lifting costs in 2001 compared with the previous year. Lifting costs on a consolidated basis were $4.07/boe in 2001 compared with $3.75/boe in 2000. Increased drilling in the oil patch has elevated the competition for rigs and pushed operating costs skyward during 2001. Higher expenses for electrical power in Canada and France also contributed to an increase in our lifting costs.

LIFTING COSTS ($)	2001	2000	1999	1998	2001/2000 % Change
CANADA					
Oil & NGLs ($/bbl)	$ 4.72	$ 3.62	$ 3.12	$ 4.53	30.4
Natural gas ($/mcf)	$ 0.43	$ 0.34	$ 0.39	$ 0.42	26.5
FRANCE					
Oil & natural gas ($/boe)	$ 5.43	$ 5.92	$ 5.54	$ 6.02	(8.3)

The Company's average debt in 2001 was much lower than in 2000. Acquisition and development activities, specifically the acquisition of Big Sky and additional properties at Utikuma, added to our average debt in 2000. Vermilion did not participate in the acquisitions marketplace in 2001 because we believed excessive premiums were being paid. This, coupled with a decrease of 1.2% in the average prime rate in 2001 (7.2% in 2000 to 6.0% in 2001), accounts for our significant decrease in interest expense in 2001 to $6.1 million from $10.0 million in 2000. Continued growth in production and cash flow enabled the Company to expand our loan facility to $250 million in 2001.

DEBT & INTEREST EXPENSE	2001	2000	1999
Debt at year-end ($m)	$ 101,053	$ 101,619	$ 95,539
Total credit facility ($m)[1]	$ 250,000	$ 215,000	$ 160,000
Interest expense ($m)	$ 6,072	$ 9,972	$ 7,202
Cost of borrowing (%)	5.4	7.1	6.6
Amortization of arrangement fees (%)	0.6	1.3	0.5
Average cost of debt (%)	6.0	8.4	7.1
Average prime rate (%)	6.0	7.2	6.4

[1] The 2000 bank facility increased effective January 2001.

Continued growth in the Company's operations and number of employees is reflected in increased gross general and administrative (G&A) expenses. However, on a net basis, we have decreased our G&A costs/boe, which were $0.89 in 2001 compared with $0.99 in 2000. Better overhead recoveries and an increase in capitalized G&A, plus improved efficiencies from our facilities infrastructure have all had a positive impact on our G&A.

G&A EXPENSES	2001		2000		1999	
	($m)	**($/boe)**	($m)	($/boe)	($m)	($/boe)
Gross G&A	**$ 15,288**	**$ 1.87**	$ 12,004	$ 1.80	$ 7,851	$ 1.53
Recoveries	**(5,524)**	**(0.68)**	(3,526)	(0.53)	(2,298)	(0.45)
	9,764	**1.19**	8,478	1.27	5,553	1.08
Capitalized G&A	**(2,469)**	**(0.30)**	(1,861)	(0.28)	(495)	(0.10)
Net G&A	**$ 7,295**	**$ 0.89**	$ 6,617	$ 0.99	$ 5,058	$ 0.98

Vermilion's depletion and depreciation expense increased 68% in 2001. Increased production, higher finding costs and the downward reserve revision that took effect in the fourth quarter all contributed to the increase. In the fourth quarter, depletion/boe rose 73% compared with Q4 2000, while the annual rate/boe increased 38%. The Company provides for expected future costs associated with site restoration and abandonment of facilities and wells in its depletion and depreciation provision. At year-end 2001, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves were $35.7 million, up from $23.7 million in 2000.

DEPLETION & DEPRECIATION EXPENSE (Year ended December 31)	**2001**	2000	1999
Depletion and depreciation expense ($m)	**$ 53,271**	$ 31,797	$ 20,308
Depletion and depreciation expense ($/boe)	**$ 6.52**	$ 4.74	$ 3.94

The Company's 2001 tax provision of $44.7 million, comprised of current, capital and future taxes, resulted in an effective tax rate of 40.5%. This compares with a $46.3 million tax provision and a 43.2% effective corporate tax rate in 2000. The decrease in rates is a direct result of decreased statutory tax rates this year in Canada and France. In Canada, the Company's tax pools and extensive capital program were sufficient to keep cash taxes to $7.5 million. In France, the commodity price environment created a current tax liability of $4.8 million. Our business plan includes a five-year tax planning strategy aimed at maintaining cash taxes to approximately 8% to 10% of our cash flow given the current price environment.

Effective January 1, 2000, the Company moved to the liability method from the deferral method of accounting for income taxes. Under this new standard adopted by the Canadian Institute of Chartered Accountants, tax assets and liabilities must be measured using income tax rates and applying tax laws expected to apply to the taxable income in the period when the tax assets or liabilities are expected to be realized or settled. The statutory tax rates used in Canada and France are 42.6% and 36.2%, respectively.

TAX POOLS (December 31, 2001)	**Rates**	**($m)**
CANADA		
Canadian exploration expense	**100%**	**$ 4,216**
Canadian development expense	**30%**	**64,849**
Canadian oil and gas property expense	**10%**	**97,052**
Undepreciated capital cost	**25%**	**52,871**
Share issue costs	**1/5**	**1,902**
Non-capital losses	**100%**	**-**
Total Canada		**$ 220,890**
FRANCE		
Seismic costs	**50%**	**$ 302**
Intangible costs	**25%**	**59,510**
Production tangible costs	**30%**	**8,853**
Other tangible costs & building	**10%**	**1,800**
Non-capital losses	**100%**	**-**
Total France		**$ 70,465**
Total Combined		**$ 291,355**

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of business risks. These risks include fluctuations in commodity prices, exchange rates and interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers our risk management program as a form of insurance that protects the Company's cash flow and rate of return. The primary objective of our risk management program—an integral part of the Company's five-year business plan—is to maintain Vermilion's capital program to meet our long-term growth targets. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, the Company uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counterparties that have high credit ratings.

COMMODITY RISK

The extreme volatility in natural gas and world oil prices exposes the Company to significant market risk and underscores the importance of effective hedging strategies. To protect our capital program, Vermilion's strategy is to balance an assessment of our financial position with historical pricing and market research. Our hedging program is designed to shield future capital programs from commodity price declines while ensuring debt does not exceed one- to two-year's future cash flow. The following table outlines the crude oil and natural gas hedges that we have in place for 2002 and 2003 to protect our production from market price fluctuations, while ensuring extremely attractive operating netbacks.

2002 OIL HEDGING PROGRAM	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	3,000	3,000	3,000	3,000
Average price – WTI (US$/bbl)	25.02	25.02	25.02	25.02
Average volume – Brent (bbls/d)	2,000	2,000	2,000	2,000
Average price – Brent (US$/bbl)	24.26	24.26	23.91	23.91

- Sold equivalent call at $32 strike price on 1,000 bbls/d WTI.

2003 OIL HEDGING PROGRAM	Q1	Q2	Q3	Q4
Average volume – WTI (bbls/d)	500	500	500	500
Average price – WTI (US$/bbl)	24.19	24.19	24.19	24.19
Average volume – Brent (bbls/d)	500	500	500	500
Average price – Brent (US$/bbl)	23.00	23.00	23.00	23.00

- Sold equivalent call at $30 strike price on WTI bbls.
- Sold equivalent call at $28 strike price on Brent bbls.

2002 NATURAL GAS HEDGING PROGRAM	Volume	Floor	Cap
Natural gas average hedged prices	mmcf/d	$/mcf	$/mcf
1st Quarter	22.3	$4.76	$5.05
2nd Quarter	22.7	$4.76	$5.05
3rd Quarter	24.1	$4.76	$5.09
4th Quarter	24.7	$4.94	$5.18

2003 NATURAL GAS HEDGING PROGRAM	Volume	Floor	Cap
Natural gas average hedged prices	mmcf/d	$/mcf	$/mcf
1st Quarter	25.0	$4.88	$5.08
2nd Quarter	19.7	$5.01	$5.26
3rd Quarter	19.7	$5.01	$5.26
4th Quarter	19.7	$5.01	$5.26

CURRENCY RISK

The Company's primary exposure to currency risk comes from a revenue stream in Canada and France that is denominated in U.S. dollars. We are reviewing U.S.-dollar denominated debt instruments to balance this exposure, because the Canadian dollar has been trading at historical lows compared with its 10-year range. Vermilion currently benefits from a Canadian dollar that continues to trade at historically low levels. We have hedged more than 20% of our currency exposure to partially protect against any significant appreciation in the Canadian dollar. Vermilion's exposure to fluctuations in the Euro is limited primarily to reinvestment and repatriation of funds, and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from our French operations is reinvested within France and denominated in Euros, creating a natural hedge between the cash flow stream and the capital program.

2002 CURRENCY HEDGING PROGRAM		
CDN$/US$1.530-1.5615 Collar	US$750,000	Jan 02 – Dec 02
CDN$/US$1.5460 Swap	US$750,000	Jan 02 – Dec 02
CDN$/US$1.5503 Swap	US$750,000	Jan 02 – Dec 02

ENVIRONMENT, HEALTH & SAFETY

Vermilion remains committed to conducting our activities in an environmentally responsible manner, protecting the health and safety of our employees and the public, and consulting with our stakeholders.

In 2001, the Company completed a Safety and Compliance Audit of all of our major facilities to ensure that we meet or exceed all AEUB regulations as well as our own internal procedures and guidelines. We also completed a Loss Prevention Report covering all of our major facilities. During the year, we initiated several projects aimed at reducing flaring and venting, and participated in Shell Oil's roundtable meetings in the Waterton area that provided a forum for public consultation between residents and operators.

Vermilion committed to CAPP's Environment, Health and Safety Stewardship Initiative in 2001. This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance supplemented by progress reports to stakeholders. CAPP Stewardship provides for participation at different levels, enabling a stepped approach to pursuing five strategic elements:

1. Improving operations in environmentally, economically and socially responsible ways;
2. Communicating and consulting with stakeholders about plans and activities;
3. Complying with recommended operating practices;
4. Reporting performance against benchmarking measures; and
5. Verifying the effectiveness of the environment, health and safety management systems and performance.

Vermilion is participating at the bronze level, which involves the following: a commitment to the Stewardship Initiative and its strategic elements; development and implementation of environment, health and safety management systems; and the use of effective stakeholder consultation processes. The Company's first initiative in the CAPP Stewardship Program was as a voluntary participant in CAPP's *Benzene Emissions Survey.*

Vermilion is a member of a number of other organizations concerned with environment, health and safety, including the Western Canadian Air Shed (Eastern Slopes) and numerous area co-operatives that provide training exercises in the event of spills on water. We continue to actively create new policies to meet or exceed AEUB and other government body regulations.

In the area of stakeholder relations, we meet regularly with native groups to communicate our planned activities in our Northern and Southern operational districts. We are also active in a program to encourage native employment.

CORPORATE GIVING

The Company's community investment program focuses on health and welfare providing financial assistance to Calgary's most disadvantaged families, men, women and youth, who through unfortunate circumstances are dependent on community support for safety, food, shelter and reintegration into the community as productive members of society.

Corporately and as individual employees, Vermilion participated in the United Way, directing some of the funds to the homeless and women's emergency shelters. Through our employee initiative program, several disadvantaged children enjoyed a week of residential camp during their summer vacation. Our Christmas gift-giving endeavours enhanced the festive season for approximately 100 individuals. The Canadian Cancer Society and The Peace Arch Hospital Foundation benefited from a program, called In Memoriam, for our employees and business associates. Vermilion was also pleased to sponsor the Alberta Adolescent Recovery Centre's (AARC) fourth annual gala and auction. AARC provides long-term treatment for chemically dependent adolescents.

In addition, our financial participation in the Festival of Trees assisted The Alberta Children's Hospital in the purchase of specialized pulmonary equipment, and our field offices contributed to various community causes and activities.



management's report to shareholders

The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

SIGNED

Jeffrey S. Boyce
President & Chief Executive Officer
February 15, 2002

SIGNED

Stephen E. Bjornson
Vice President Finance & Chief Financial Officer

auditors' report

To the Shareholders of Vermilion Resources Ltd.

We have audited the consolidated balance sheets of Vermilion Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 15, 2002

SIGNED

Chartered Accountants

consolidated balance sheets

(Thousands of dollars)

December 31	2001	2000
ASSETS		
CURRENT		
Cash	$ 6,716	$ 15,861
Accounts receivable	43,457	42,530
Crude oil inventory	2,593	6,018
Prepaid expenses and other	5,296	2,692
	58,062	67,101
Deferred financing costs	1,012	1,255
Investment (Note 2a)	-	5,699
Capital assets (Note 3)	546,705	415,648
	$ 605,779	$ 489,703
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 69,206	$ 69,316
Income taxes payable	7,484	2,211
	76,690	71,527
Long-term debt (Note 4)	101,053	101,619
Provision for future site restoration (Note 3)	7,965	6,253
Future income taxes (Note 5)	129,698	96,865
	315,406	276,264
Non-controlling interest (Note 2a)	11,330	-
Commitments and contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	136,146	132,965
Retained earnings	142,897	80,474
	279,043	213,439
	$ 605,779	$ 489,703

APPROVED BY THE BOARD

SIGNED

Jeffrey S. Boyce
Director

SIGNED

Charles W. Berard
Director

consolidated statements of earnings and retained earnings

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
REVENUE		
Petroleum and natural gas revenue	$ 274,899	$ 234,653
Royalties, net of ARTC	63,744	55,530
	211,155	179,123
Other income	-	2,277
	211,155	181,400
EXPENSES		
Production	33,213	25,201
Interest	6,072	9,972
General and administration	7,295	6,617
Foreign exchange	961	642
Depletion and depreciation	53,271	31,797
	100,812	74,229
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM	110,343	107,171
INCOME TAXES (Note 5)		
Future	32,327	43,380
Current	11,810	2,149
Capital	513	728
	44,650	46,257
OTHER ITEM		
Equity in income of affiliate (Note 2a)	(50)	(535)
NET EARNINGS	65,743	61,449
EXCESS OF CONSIDERATION PAID OVER STATED VALUE OF SHARES PURCHASED (Note 6)	(3,320)	(3,849)
ADOPTION OF NEW ACCOUNTING POLICY (Note 5)	-	(13,559)
RETAINED EARNINGS, BEGINNING OF YEAR	80,474	36,433
RETAINED EARNINGS, END OF YEAR	$ 142,897	$ 80,474
NET EARNINGS PER COMMON SHARE (Note 7)		
Basic	$ 1.21	$ 1.17
Diluted	$ 1.17	$ 1.14

consolidated statements of cash flows

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
CASH PROVIDED BY (USED IN):		
OPERATING		
Net earnings	$ 65,743	$ 61,449
Items not affecting cash:		
Depletion and depreciation	53,271	31,797
Unrealized foreign exchange loss	933	454
Amortized deferred financing charges	661	1,606
Equity in income of affiliate	(50)	(535)
Future income taxes	32,327	43,380
Funds generated from operations	152,885	138,151
Changes in non-cash working capital	3,501	13,370
	156,386	151,521
INVESTING		
Drilling and development of petroleum and natural gas properties	(160,695)	(96,034)
Acquisition of capital assets, net	(2,194)	(36,779)
Cash acquired on corporate acquisition (Note 2a)	3,031	-
Corporate acquisition (Note 2b)	-	(8,460)
Acquisition of investment (Note 2a)	(3,520)	(800)
Site restoration costs incurred	(472)	-
	(163,850)	(142,073)
FINANCING		
Issue of common shares for cash, net of share issue costs	4,864	9,668
Repurchase of common shares for cash	(5,003)	(5,901)
Decrease in long-term debt	(566)	(520)
Increase in deferred financing charges	(417)	(1,707)
	(1,122)	1,540
Foreign exchange gain (loss) on cash held in a foreign currency	(559)	306
NET (DECREASE) INCREASE IN CASH	(9,145)	11,294
CASH, BEGINNING OF YEAR	15,861	4,567
CASH, END OF YEAR	$ 6,716	$ 15,861
FUNDS GENERATED FROM OPERATIONS PER COMMON SHARE (Note 7)		
Basic	$ 2.81	$ 2.63
Diluted	$ 2.71	$ 2.56
SUPPLEMENTARY INFORMATION – CASH PAYMENTS		
Interest	$ 4,974	$ 8,124
Income taxes received	$ (667)	$ (358)

VERMILION RESOURCES LTD.
SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 4, 2002

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the management of Vermilion Resources Ltd. ("Vermilion" or the "Corporation") for use at the Special and Annual Meeting of the holders of common shares (the "Common Shares") of the Corporation to be held in the Stephen Room at the Hyatt Regency hotel, 700 Centre Street South, Calgary, Alberta on Tuesday, the 4th day of June, 2002, at 2:00 p.m. (Calgary time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of the 26th day of April, 2002, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation for the fiscal years ended December 31, 2000 and 2001, to be presented at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy on matters to be considered.

APPOINTMENT AND REVOCATION OF PROXIES

Those shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Computershare Trust Company of Canada ("Computershare"), at 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 by no later than 2:00 p.m. (Calgary time) on the second last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

Each shareholder submitting the proxy has the right to appoint a person to represent him or it at the Meeting other than the person designated in the form of proxy furnished by the Corporation. The shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with Computershare at the place and within the time specified above for the deposit of proxies.

A proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with Computershare at the place and within the time specified above for the deposit of proxies.

Shareholders who do not hold their Common Shares in their own name (referred to herein as "beneficial shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions brokers/nominees are prohibited from voting Common Shares from their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held, and directors and officers of the Corporation do not necessarily know for whose benefit the Common Shares registered in the name of any broker or agent are held. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A beneficial shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IIC well in advance of the Meeting in order to have the Common Shares voted.**

All references to shareholders in this Information Circular and the accompanying instrument of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

EXERCISE OF DISCRETION

The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder. **The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. If any such matters should come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgement unless the shareholder has specified to the contrary or that Common Shares are to be withheld from voting. At the time of printing this Information Circular, the management of the Corporation is not aware of any such amendment, variation, or other matter.**

Unless otherwise specified, proxies in the accompanying form will be voted in favour of the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy), in favour of the appointment of Deloitte & Touche, Chartered Accountants as Auditors of the Corporation, and in favour of approving and adopting Amendment No. 6 to the Corporation's Incentive Stock Option Plan No.1, as amended by Amendment Nos. 1, 2, 3, 4 and 5.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the proxy and this Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

In accordance with National Policy Statement No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at April 26, 2002, the Corporation had 55,832,585 Common Shares outstanding. Each Common Share confers upon the holder thereof the right to one vote.

The close of business on April 30, 2001 is the record date for the determination of holders of Common Shares who are entitled to notice of, and to attend and vote at the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares, demand not later than 10 days before the Meeting that his name be included in the list of persons entitled to attend and vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of the date hereof no person beneficially owns directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation.

SHAREHOLDERS' RIGHTS PLAN

Effective June 24, 1999 the majority of the votes cast by the shareholders of the Corporation, ratified and confirmed the Corporation's Shareholders' Rights Plan, which was approved by the board of directors and became effective on April 1, 1999. The purpose of the Shareholders Rights Plan is to ensure that, to the extent possible, in the context of a bid for control of the Corporation through an acquisition of Common Shares, shareholders will be treated equally and fairly and will be positioned to receive full value for the Common Shares. For further details on the Shareholders' Rights Plan please refer to the Management Information Circular dated May 20, 1999.

EXECUTIVE COMPENSATION

Composition of the Compensation Committee for the Financial Year Ended December 31, 2001

Vermilion's board of directors during the financial year ended December 31, 2001 included a compensation committee that was comprised of three directors, namely Messrs. Berard, Killi and Ghersinich, two of whom, Mr. Berard and Mr. Killi are outside directors. Mr. Ghersinich is the Executive Vice President, New Ventures for the Corporation. In meeting with the high standards of corporate governance practices, the compensation committee is now incorporated into the Governance and Human Resources Committee comprised of independent directors, being Charlie Berard and Joe Killi.

Report on Executive Compensation

The Compensation Committee determined the compensation to be provided to the executive officers of the Corporation. Compensation for all of the officers, including the CEO, is based on the Corporation's performance in achieving certain goals and the Corporation's performance in relation to the performance of the Corporation's peers. Standard benefits are provided to all employees, including the executive officers. Executive compensation also includes participation in the Corporation's Incentive Stock Option Plan, as amended (the "Option Plan") and the Corporation's Savings Plan.

Base Salary: The Compensation Committee strives to set all executive annual salaries at a level which is at the median compensation for executive officers of comparable oil and gas companies based upon a review of an independently prepared compensation survey by William Mercer.

Bonuses: The Compensation Committee has not established a formal policy in respect of the payment of bonuses. Although the executive officers are eligible to receive an annual bonus, the Compensation Committee is of the view that payment of bonuses should be reserved to reward operational and financial success or enhancements of shareholder value. Once the size of the annual bonus pool is determined, the amount of bonus for each executive officer (if any) is determined based on a combination of team effort, individual effort and value creation. Bonuses awarded to the executive officers are subject to the board of directors' approval.

Option Plan: The board of directors may grant stock options to purchase Common Shares to directors, officers, employees and consultants of the Corporation. Option exercise prices are set at market value as at the date prior to the date of grant. Stock options grow in value to their recipients as the trading value of the Common Shares increases. As such, the Compensation Committee believes that stock options play an important role in long-term compensation as Vermilion's executive officers benefit from their options only to the extent that shareholder value is increased. Grants to the executive officers for the years 2001 and 2002 were provided in alignment with the Corporations' 5 year business plan. The number of unvested stock options are taken into account in granting new options. For the year ended 2001, executive officers who received option grants were granted 5 year options that will not start to vest until 2003.

Savings Plan: The board of directors approved the implementation of an employee share ownership and RRSP savings plan (the "Savings Plan") effective May 1, 2000. As an integral part of the Corporation's incentive program, the Savings Plan represents Vermilion's ongoing commitment to maintaining a value driven approach – employees who think like owners, spend money that way. This is a voluntary plan that allows all eligible employees, including the seven executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which Vermilion will match each dollar contributed by the employee, up to a maximum of 5%. Funds contributed up to the maximum combined contribution of 10% of base salary will be used to purchase Common Shares on the open market of The Toronto Stock Exchange. The Common Shares purchased through the funds can be sold at any time, however any Common Shares contributed by the Corporation that have not been held for at least 1 year from the date of contribution will trigger a three-month hold on the Vermilion contribution.

The Compensation Committee believes that it has been successful in providing Vermilion's executive officers with a package that combines reasonable base compensation with additional potential short-term and long-term financial rewards that are tied to positive operational and financial results and increases in shareholder value.

The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee.

Joseph Killi
Charles W. Berard

The following table details compensation information for the three financial years of the Corporation ended December 31, 2001 for Mr. Jeffrey Boyce, President and Chief Executive Officer of the Corporation, and Lorenzo Donadeo, Claudio Ghersinich, Steve Bjornson and Chris Baker, the Corporation's four most highly compensated executive officers (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary $**	**Bonus $**	**Other Annual Compensation $**	**Securities Under Options/ SARs[1] Granted #**	**Restricted Shares or Restricted Share Units %**	**LTIP Payouts $**	**All Other Compen-sation $**
Jeffrey Boyce President and Chief Executive Officer	2001 2000 1999	250,000 235,000 222,000	62,500 130,000 90,000	25,906[2] - -	- 60,000 50,000	- - -	- - -	- - -
Lorenzo Donadeo Executive Vice President and Chief Operating Officer	2001 2000 1999	220,000 205,000 189,000	55,000 130,000 90,000	24,696[3] - -	- 60,000 40,000	- - -	- - -	- - -
Claudio Ghersinich Executive Vice-President, New Ventures	2001 2000 1999	220,000 205,000 189,000	55,000 130,000 90,000	24,477[4] - -	- 60,000 40,000	- - -	- - -	- - -
Steve Bjornson Vice-President Finance, Corporate Secretary and Chief Financial Officer	2001 2000 1999	160,000 139,170 120,000	40,000 65,000 25,000	22,160[5]	- 60,000 25,000	-	-	-
Chris Baker Vice-President Exploration	2001 2000 1999	160,000 150,000 144,000	52,000 60,000 30,000	13,060[6] - -	- 45,000 25,000	- - -	- - -	- - -

NOTES:
(1) Stock Appreciation Rights.
(2) Includes a vehicle lease of $8346 and a corporate contribution of $12,500 to the Corporation's Savings Plan.
(3) Includes a vehicle lease of $8346 and a corporate contribution of $11,000 to the Corporation's Savings Plan.
(4) Includes a vehicle lease of $8346 and a corporate contribution of $11,000 to the Corporation's Savings Plan.
(5) Includes a vehicle allowance of $7800 and a corporate contribution of $9,100 to the Corporation's Savings Plan.
(6) Includes a corporate contribution of $8,000 to the Corporation's Savings Plan.

STOCK OPTIONS

No options were granted to any of the Executive Officers during the most recently completed financial year ended December 31, 2001.

INCENTIVE STOCK OPTION PLAN

On June 13, 1996 the shareholders of the Corporation approved the Incentive Stock Option Plan No. 1 (the "Plan") that was adopted to comply with The Toronto Stock Exchange's revised policy on share incentive arrangements. The Plan was amended, with approval of the shareholders, on June 12, 1997, June 15, 1998, June 24, 1999, May 30, 2000 and May 29, 2001.

The purpose of the Plan is: i) to provide ownership in the Corporation, which supports an ownership mentality and aligns the interests of directors, executive officers and employees of the Corporation with the interests of the shareholders; and ii) to provide a long term compensation incentive that attracts and retains persons of desired experience and ability. Stock options are usually provided upon commencement of employment with the Corporation. Additional grants are made periodically to maintain a level of unvested options in each year, to recognize the exemplary performance of, or the special contributions by, eligible individuals.

Pursuant to the Plan, the board of directors may, by resolution, grant to directors, officers, employees and consultants of the Corporation options to purchase Common Shares of the Corporation. The exercise price at which Common Shares may be purchased pursuant to an option is established as at the date prior to the date such option is granted, subject to applicable regulatory requirements. The term and vesting conditions of each option may be fixed by the board of directors when the option is granted, but the term may not exceed 10 years from the date upon which the option is granted. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 9,840,000 and the maximum number of Common Shares that may be optioned to any one person at any one time is 5% of the total number of Common Shares issued and outstanding on the date of grant. The options are not assignable and terminate upon the optionee ceasing to hold office as a director or upon the termination of the optionee's employment with the Corporation or its subsidiaries. See "Approval of Amendment No. 6 to Incentive Stock Option Plan No. 1".

The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2001 together with the number and value of unexercised options held as at December 31, 2001.

Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised In-The-Money Options at Financial Year End Excercisable/ Unexercisable ($)
Jeffrey Boyce	-	-	200,000/110,000	837,500/357,000
Lorenzo Donadeo	-	-	115,000/110,000	514,750/315,000
Claudio Ghersinich	115,000	486,000	0/100,000	-/315,000
Steve Bjornson	-	-	111,000/85,000	501,750/348,000
Chris Baker	5,000	38,500	170,000/70,000	735,000/260,250

NOTE:

(1) Based on the closing price of the Common Shares on December 31, 2001 of $10.00

EMPLOYMENT CONTRACTS

Each of the Named Executive Officers is a party to an executive employment agreement with the Corporation pursuant to which the Corporation will make a lump-sum payment to the executive in the event of termination without cause or if the executive elects to terminate his employment with the Corporation within 60 days following a "change of control" (as defined in the employment agreements). The amount of the lump sum payments in respect of Messrs. Boyce, Ghersinich, Donadeo and Bjornson is equal to 24 months salary and the cash equivalent of 24 months of benefits in effect as of the date the termination notice is given. For Mr. Baker, the amount of the lump sum payment is equal to 12 months salary and the cash equivalent of 12 months of benefits in effect as of the date the termination notice is given.

PERFORMANCE GRAPH

The following performance graph compares the yearly increase in the Corporation's cumulative total shareholder return on Common Shares over the five year period ended December 31, 2001, with the cumulative total shareholder return on the TSE 300 Index and the TSE Oil & Gas Producers Index, assuming a $100 initial investment and the reinvestment of dividends, where applicable, for a comparable period.

CUMULATIVE VALUE OF A $100 INVESTMENT


$250.00
$200.00
$150.00
$100.00
$50.00
$-
1996
1997
1998
1999
2000
2001

	31-Dec-96	31-Dec-97	31-Dec-98	31-Dec-99	31-Dec-00	31-Dec-01
VERMILION	$100.00	$183.33	$63.33	$98.89	$177.78	$222.22
TSE 300	$100.00	$114.98	$113.16	$149.04	$160.08	$139.96
TSE OIL & GAS PRODUCERS	$100.00	$89.54	$62.31	$76.34	$111.82	$115.61

COMPENSATION OF DIRECTORS

The directors of the Corporation do not receive any compensation as directors of the Corporation, however, they are entitled to reimbursement for out of pocket expenses for attendance at meetings of the board of directors and any committees of the board of directors, and are entitled to participate in the Corporation's Incentive Stock Option Plan No. 1, as amended.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

In 1995, The Toronto Stock Exchange (the "TSE") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the TSE must now annually disclose their approach to corporate governance with specific reference to each of the 14 specific Guidelines. The Corporation's disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

Under the Guidelines an "unrelated" director is one who is independent of management and is free from any interest and any business or other relationship (other than interests and relationships arising from shareholding) which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the corporation. The Guidelines also make an informal distinction between inside and outside directors, an inside director being one who is an officer or employee of the corporation or any of its affiliates, and who is thus a "management" director.

Based on these Guidelines, Messrs. Boyce, Ghersinich and Donadeo are "related" and "management" directors.

For the purposes of the Guidelines, a "significant shareholder" is a shareholder with the ability to exercise a majority of the eligible votes for the election of directors. If a corporation has a significant shareholder, the TSE recommends that, in addition to a majority of unrelated directors, the board should include sufficient directors who do not have interests in or relationships with either the corporation or its significant shareholder, so as to reflect fairly the proportionate investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a "significant shareholder".

To ensure full compliance with the Guidelines of the Toronto Stock Exchange with respect to corporate governance, the Corporation hired an expert in these matters to review Vermilion's processes and make recommendations for further compliance. A board manual was prepared outlining the terms of reference for the board of directors, Lead Director, the President and Chief Executive Officer and for each director. Also included were board operating guidelines, a code of conduct and conflict of interest guidelines for directors, guidelines for committees and terms of reference for committees. The board manual has been adopted by the board of directors.

Vermilion's board of directors believes that it is in the best interest of the shareholders for it to be committed to a high standard of corporate governance practices which complies with the objectives and guidelines adopted by The Toronto Stock Exchange. These high standards of governance practices will also promote effective decision making at the board level.

ELECTION OF DIRECTORS

At the Meeting, it is proposed that 6 directors be elected until the next annual meeting of Shareholders or until their successors are elected or appointed.

The Corporation's intent to increase the number of directors to 7 is to ensure the composition of the board represents a majority of unrelated directors (i.e. a director who is independent of management and free from any interest and any business or other relationship that could interfere materially with that person's ability to act in the best interests of the Corporation). An executive search firm was hired to assist with establishing the needs and requirements for the two vacant positions and locating individuals to fill such roles. At the time of this circular, the Corporation has been successful in it's search for one of the two directors and is continuing its search for a 7th director. The Corporation expects to fill this vacancy by the end of 2002.

Pursuant to the *Business Corporations Act* (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation or employment (and for Mr. Larry J. MacDonald, his principal occupation for the last five years), and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of the date hereof. The information contained herein is based upon information furnished by the respective nominee.

Name and Municipality of Residence	Date Since Service as a Director	Officer or Position with the Corporation, if any, and Principal Occupation	Voting Shares Beneficially Owned as at the Date Hereof
Jeffrey S. Boyce Calgary, Alberta	1994	President and Chief Executive Officer	1,230,829
Claudio A. Ghersinich Calgary, Alberta	1994	Executive Vice President, New Ventures	2,619,914
Lorenzo Donadeo Calgary, Alberta	1994	Executive Vice President and Chief Operating Officer	2,441,462
Charles W. Berard (1)(2) Calgary, Alberta	1997	Partner at Macleod Dixon, Barristers And Solicitors	14,350
Joseph Killi (1)(3) Calgary, Alberta	1999	President of Rosebridge Capital Corp. Inc.	10,000
Larry J. MacDonald (4) Calgary, Alberta	Nominee	Chairman and Chief Executive Officer, Pointwest Energy Inc. from 2000 to present; Chairman and Chief Executive Officer, Westpoint Energy Inc. (formerly Slade Energy Inc.) from 1999 to 2000; and President and Chief Operating Officer, Anderson Exploration Ltd. from 1992 to 1999.	-

NOTES:

(1) A member of the Governance and Human Resources Committee, Audit Committee, Independent Reserve Committee and the Environment, Health and Safety Committee.

(2) Lead Director and Chair of the Governance and Human Resources Committee.

(3) Chair of the Audit Committee.

(4) Upon being elected as a director at the meeting of the shareholders, it is expected that Mr. MacDonald will be appointed as a member of the Environment, Health and Safety Committee, Audit Committee and Independent Reserves Committee.

(5) The Corporation does not have an Executive Committee.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described elsewhere herein, none of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which was materially affected or would materially affect the Corporation and which has not been previously disclosed.

There are potential conflicts of interest to which the directors and officers of the Corporation may be subject in connection with the operations of the Corporation. Some of the directors and officers of the of the Corporation are engaged and will continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other corporations, and situations may arise where such directors and officers will be in competition with the Corporation. Individuals concerned shall be governed in any conflicts or potential conflicts by applicable law and internal policies of the Corporation.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except that directors and officers are eligible to receive stock options pursuant to the Corporation's Incentive Stock Option Plan No. 1, as amended. Amendment No. 6 to the Incentive Stock Option Plan is to be placed before the shareholders at the Meeting for ratification and approval. See "Approval of Amendment No. 6 to Incentive Stock Option Plan No. 1".

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of them is indebted or was indebted to the Corporation or any of its subsidiaries at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to have nominated and to vote for the appointment of, as auditors of the Corporation, Deloitte & Touche, Chartered Accountants, of Calgary, Alberta (the "Auditors") at a remuneration to be fixed by the board of directors and to hold such office until the next annual meeting of the Corporation. The Auditors were first appointed as auditors of the Corporation on April 10, 2000.

APPROVAL OF AMENDMENT NO. 6 TO INCENTIVE STOCK OPTION PLAN NO. 1

The board of directors of the Corporation has amended effective April 26, 2002 its Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3, 4 and 5 to increase the aggregate number of Common Shares reserved for the purpose of granting options by 1,600,000 Common Shares ("Amendment No. 6"). The effect of Amendment No. 6 is that the aggregate number of Common Shares that may be issued pursuant to the Plan constitutes 10% of the total number of Common Shares issued and outstanding.

The board of directors of the Corporation approved Amendment No. 6 in recognition of the Corporation's need to have available to it a sufficient number of options to be granted as an inducement to attract and retain top quality personnel. The Corporation continues to grow considerably year over year and will be continuing to operate in the international oil and gas industry with its oil and gas assets in France. This growth has necessitated the hiring of additional staff and executive officers who have the expertise and knowledge the Corporation requires for its ongoing operations and continued growth. The granting of options assists the Corporation in attracting such people and ensuring their commitment to the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation.

As of the date of this Information Circular, there were 3,683,934 stock options outstanding under the Plan. Amendment No. 6 has conditionally been approved by the TSE and must also be ratified by the shareholders of the Corporation as required by the rules of the TSE, and as described below. Shareholders will therefore be asked at the Meeting to consider and, if thought fit, approve Amendment No. 6 by passing the following resolution:

BE IT RESOLVED THAT:

1) An amendment to the Corporation's Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3, 4 and 5 (the "Option Plan") to provide for an increase of 1,600,000 in the aggregate number of Common Shares ("Amendment No. 6") reserved for issuance for the purpose of granting options pursuant to the Option Plan be and is hereby approved, ratified and confirmed;

2) Any one officer or director of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and delivered and to cause all such acts and things to be done, all for and on behalf of the Corporation, as such officer or director may consider necessary or desirable to give effect to the ratification and approval of Amendment No. 6.

In order to be approved, the foregoing resolutions must be passed by a simple majority of the votes cast by shareholders who vote in person or by proxy in respect of these resolutions at the Meeting. The full text of Amendment No. 6 is attached as Schedule "B" hereto.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

The Corporation will provide to any person upon request a copy of the Corporation's current Annual Information Form, the Corporation's audited financial statements contained in the Annual Report for the year ended December 31, 2001, together with the report of the auditors thereon, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements and a copy of this Information Circular.

Any request for any of these documents should be made to the Corporate Secretary, Vermilion Resources Ltd., 2800, 400 – 4th Avenue S.W. Calgary, Alberta T2P 0J4 and/or fax (403) 264-6306 and in certain cases, the Corporation may require the payment of a reasonable charge for these documents. Information can also be obtained through the Corporation's website at www.vermilionresources.com.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Jeffrey S. Boyce"

Jeffrey S. Boyce
President and Chief Executive Officer

"Steve Bjornson"

Steve Bjornson
Vice-President Finance, Corporate Secretary and Chief Financial Officer

Calgary, Alberta
April 26, 2002

Schedule "A"

Corporate Governance Guideline	Does Vermilon Align	Comments
1. The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:		
(a) Adoption of a strategic planning process	**Yes**	The board participates with management, in the development, and approval of the Corporation's strategic plan. The board also approves all business plans, corporate policies, financings and capital and operating budgets. At regularly scheduled meetings, members of the board and management discuss a broad range of issues relevant to the Corporation's overall strategy.
(b) Identification of principal risks, and implementing risk management systems	**Yes**	The board's participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation's business. The Audit Committee of the board of directors addresses specific risks and risk management in its review of the Corporation's financial statements. The Environment, Health & Safety Committee addresses specific risks and risk management related to the Corporation's environment, health and safety activities and compliance with applicable rules and regulations.

Corporate Governance Guideline	Does Vermilon Align	Comments
(c) Succession, planning and monitoring senior management	Yes	The board of directors is responsible for succession planning at the board and senior management levels. The Governance and Human Resources Committee reviews compensation policies and plans, assesses the performance of senior management of the Corporation against the Corporation's goals and approves the salary and other remuneration of the executive officers of the Corporation.
(d) Communications policy	Yes	The Corporation's communication policy provides for open and timely disclosure of relevant information relating to the Corporation and its business and affairs. The board reviews the Corporation's audited consolidated financial statements and selected corporate disclosure documents including the annual information form, information circulars and all prospectuses before they are publicly released.
(e) Integrity of internal control and management information systems	Yes	The Audit Committee is specifically mandated to assist the board by reviewing the effectiveness of financial reporting, management information and internal control systems. The Audit Committee is mandated to meet at least four times each year. After the Meeting the Audit Committee will be comprised of all unrelated directors. The Audit Committee will meet with the auditors independent of management as required. The Independent Reserves Committee was specifically mandated to assist the board by reviewing the effectiveness of the engineering reserves reports and related significance of the reserves on the public and financial reporting of the Corporation.

Corporate Governance Guideline	Does Vermilon Align	Comments
2. Majority of directors should be "unrelated", (free from conflicting interests)	**Yes**	During 2001, three members of the board were "related" and the remaining two directors were "unrelated" to the Corporation as that term is used in the TSE guidelines. At the Meeting it is proposed that a third "unrelated" director be elected to the board of directors. The Corporation intends to add a fourth independent director by mid 2002 so that the majority of directors will be "unrelated".
3. Disclose for each director whether he or she is related, and how that conclusion was reached	**Yes**	Charles W. Berard and Joseph Killi are unrelated to the Corporation as that term is used in the TSE guidelines. Upon being elected as a director at the Meeting Mr. Larry J. MacDonald will be unrelated to the Corporation. Each of these directors is independent of management, none has any material interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Corporation and, neither has received any material compensation from the Corporation, although each director is eligible to participate in the Corporation's Incentive Stock Option Plan. Jeffrey S. Boyce, Claudio A. Ghersinich and Lorenzo Donadeo are related directors as all three are senior executive officers of the Corporation.
4. Appoint a committee:		
(a) Responsible for the appointment and assessment of directors	**Yes**	The board has constituted a Governance and Human Resources Committee which is responsible for nominating new directors and assessing the board overall as well as individual directors.

Corporate Governance Guideline	Does Vermilon Align	Comments
(b) Composed exclusively of outside directors (i.e. non-management directors the majority of whom are unrelated)	Yes	All of the members of the Governance and Human Resources Committee are unrelated directors.
5. Implement a process for assessing effectiveness of the board, its committees and individual directors	Yes	The Governance and Human Resources Committee has been mandated to perform assessments of the board as a whole, the committees and the Lead Director, and assume responsibility for recommending an individual director evaluation at the appropriate time.
6. Provide orientation and education programs for new directors	Yes	New directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Corporation and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director are tailored to that director's individual needs and areas of interests.
7. Examine size of board and consider reducing with a view to improving effectiveness	Yes	The board of directors presently consists of five members. At the Meeting a sixth director will be elected and the board intends on appointing a seventh director by the end of 2002. The board of directors is committed to reviewing its size regularly and currently considers seven directors to be an appropriate number for the size of the Corporation and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Corporation.
8. Review compensation of directors in light of risks and responsibilities	Yes	The Governance and Human Resources Committee reviews and reports to the board on directors' compensation issues.
9. Committees should generally be composed of non-management directors, a majority of whom are unrelated	Yes	All board committees are made up of outside, unrelated directors.

Corporate Governance Guideline	Does Vermilon Align	Comments
10. Appoint a committee responsible for approach to corporate governance issues	**Yes**	The Governance and Human Resources Committee has been formed and is made up solely of unrelated directors.
11. (a) Define limits to management's responsibilities by developing mandates for:		
(i) the board	**Yes**	The board has ultimate responsibility for the overall stewardship of the Corporation. Day-to-day leadership and management is the responsibility of the President and Chief Executive Officer (the "CEO").
(ii) the Chief Executive Officer	**Yes**	The board believes management is responsible for the effective, efficient and prudent management of the Corporation's day-to-day operation subject to the board's stewardship. The CEO is responsible to lead and manage the Corporation within parameters established by the board of directors and relevant committees. The CEO is also to develop and recommend strategic plans to the board of directors and involve the board of directors in the early stages of developing strategy. Additionally, the CEO is expected to successfully implement capital and operating plans, report regularly to the board of directors on the overall progress and results against the operating and financial objectives and initiate courses of action for improvement and develop and maintain a sound, effective organizational structure, and ensure progressive employee training and development programs.
(b) Board should approve the Chief Executive Officer's corporate objectives.	**Yes**	The corporate objectives for which the CEO is responsible are set by the board of directors.

Corporate Governance Guideline	Does Vermilon Align	Comments
12. Establish structures and procedures to enable the board to function independently of management	**Yes**	In order to enable the board to function independently of management, a director who is an unrelated director has been appointed as the Lead Director of the board of directors has adopted terms of reference for the Lead Director.
13. (a) Ensure an Audit Committee has a specifically defined mandate and direct communication channels with internal and external auditors	**Yes**	The Audit Committee reviews the Corporation's audited consolidated financial statements and interim financial statements and selected corporate disclosure documents before they are approved by the board of directors. It approves the public release of quarterly financial results, monitors accounting, financial reporting, control and audit functions, reviews risk management policies and reviews issues relating to legal and regulatory responsibilities. The Audit Committee reviews the external audit plans for the external auditors and meets with them, in each case independently of management. During fiscal 2001, all financial statements (including quarterly financial results) and corporate disclosure documents were approved by the board as a whole. During 2001, the Audit Committee met once.
(b) All members of the Audit Committee should be non-management directors.	**Yes**	All committees of the board are comprised solely of outside, unrelated directors.
14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.	**Yes**	In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.

SCHEDULE "B"

VERMILION RESOURCES LTD.

INCENTIVE STOCK OPTION PLAN NO. 1 – AMENDMENT NO. 6

WHEREAS, the Corporation has determined to amend Incentive Stock Option Plan No. 1 dated June 11, 1996, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 (the "Plan") as provided for herein:

1. INTERPRETATION

In this Amendment No. 6 (including the recital hereto) words and phrases defined in the Plan shall have the same meaning herein as in the Plan.

2. AMENDMENT

Subclause 4(a) of the Plan is hereby amended by deleting "9,840,000" from the first sentence thereof and by adding in its place and stead "11,440,000".

3. GENERAL

(a) The amendment provided for herein shall be effective as of the 16th day of April, 2002;

(b) In all other respects, the provisions of the Plan are hereby confirmed.

DATED at Calgary, Alberta 26th day of April, 2002.

On behalf of the Board of Directors of
VERMILION RESOURCES LTD.

"Jeffrey S. Boyce"

JEFFREY S. BOYCE
President and Chief Executive Officer and Director

VERMILION RESOURCES LTD.
PROXY SOLICITED BY AND ON BEHALF OF MANAGEMENT FOR THE SPECIAL AND ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 4, 2002

The undersigned being the holder of common shares of Vermilion Resources Ltd. (the "Corporation") hereby nominates, constitutes and appoints Mr. Jeffrey Boyce, President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him Mr. Steve Bjornson, Vice-President Finance, Corporate Secretary and Chief Financial Officer of the Corporation, of Calgary, Alberta, or ____________________ ____________________ as the lawful attorney and proxy of the undersigned to attend the Special and Annual Meeting of the Corporation to be held on June 4, 2002, in Calgary, Alberta and at any adjournment or adjournments thereof, and to represent and vote all the common shares of the undersigned in the same manner, to the same extent and with the same powers as if the undersigned were present at such meeting or at any adjournment or adjournments thereof, and without limiting the generality of the foregoing, to vote shares represented by this instrument of proxy in the following manner:

1. The election of those persons named as proposed directors in the Management Information Circular accompanying this instrument of proxy.

   ☐ **FOR** ☐ **WITHHELD**

2. The appointment of Deloitte & Touche, Chartered Accountants, of Calgary, Alberta, as the auditors of the Corporation at a remuneration to be fixed by the board of directors.

   ☐ **FOR** ☐ **WITHHELD**

3. To approve and adopt Amendment No. 6 to the Corporation's Incentive Stock Option Plan No. 1, as amended by Amendment Nos. 1, 2, 3, 4 and 5.

   ☐ **FOR** ☐ **AGAINST**

4. To vote in their discretion upon any other business which may properly come before the meeting or any adjournment thereof.

The undersigned hereby revokes any proxy previously given.

DATED this__ day of ________, 2002.

____
(Signature of Shareholder)

____
(Name of Shareholder)

____
(Number of Common Shares Voted)

(See reverse side)

NOTE

The instrument appointing a proxy must be in writing and must be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation under its corporate seal or by an officer or attorney thereof duly authorized.

The shareholder submitting the proxy shall have the right to appoint a person or corporation (who need not be a shareholder of the Corporation) to represent him or it at the meeting other than the person named above. The shareholder may exercise this right by striking out the names of the persons designated above and inserting the name of the desired representative in the blank space provided or by completing another form of proxy. The common shares represented by this instrument of proxy will be voted as directed by the shareholder, but if no direction is made, they will be voted in favour of all matters described above.

In order for this proxy to be effective, it must be deposited at the offices of Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 1E7 no later than 2:00 p.m. (Calgary time) on June 2, 2002.

If amendments or variations to any matter identified in the Notice of Meeting or any new matters properly come before the meeting or any adjournment thereof, this instrument of proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with his best judgement. At the date of the Notice of Meeting, the management of the Corporation knows of no such matters to come before the meeting other than the matters referred to in the Notice of Meeting.

Unless otherwise specified, proxies in the accompanying form will be voted for the resolutions referred to in items 1 through 3.



03 JAN 23 AM 7:21

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Vermilion Resources Ltd.**

We confirm that the following material was sent by pre-paid mail on May 2, 2002, to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report / Management's Discussion and Analysis
2. Notice of Meeting / Management Information Circular
3. Notice
4. Proxy
5. Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List Cards, were sent by courier on May 2, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Del Paul
Assistant Account Manager
Client Services, Stock Transfer

cc: Vermilion Resources Ltd.
Attention: Heather Strang


financial
information

management's report to shareholders

The accompanying consolidated financial statements of Vermilion Resources Ltd. are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Company's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised of a majority of Directors who are not employees of the Company. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.

SIGNED
Jeffrey S. Boyce
President & Chief Executive Officer
February 15, 2002

SIGNED
Stephen E. Bjornson
Vice President Finance & Chief Financial Officer

auditors' report

To the Shareholders of Vermilion Resources Ltd.

We have audited the consolidated balance sheets of Vermilion Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 15, 2002

SIGNED
Chartered Accountants

consolidated balance sheets

(Thousands of dollars)

December 31	2001	2000
ASSETS		
CURRENT		
Cash	$ 6,716	$ 15,861
Accounts receivable	43,457	42,530
Crude oil inventory	2,593	6,018
Prepaid expenses and other	5,296	2,692
	58,062	67,101
Deferred financing costs	1,012	1,255
Investment (Note 2a)	-	5,699
Capital assets (Note 3)	546,705	415,648
	$ 605,779	$ 489,703
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 69,206	$ 69,316
Income taxes payable	7,484	2,211
	76,690	71,527
Long-term debt (Note 4)	101,053	101,619
Provision for future site restoration (Note 3)	7,965	6,253
Future income taxes (Note 5)	129,698	96,865
	315,406	276,264
Non-controlling interest (Note 2a)	11,330	-
Commitments and contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	136,146	132,965
Retained earnings	142,897	80,474
	279,043	213,439
	$ 605,779	$ 489,703

APPROVED BY THE BOARD

SIGNED

Jeffrey S. Boyce
Director

SIGNED

Charles W. Berard
Director

consolidated statements of earnings and retained earnings

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
REVENUE		
Petroleum and natural gas revenue	$ 274,899	$ 234,653
Royalties, net of ARTC	63,744	55,530
	211,155	179,123
Other income	-	2,277
	211,155	181,400
EXPENSES		
Production	33,213	25,201
Interest	6,072	9,972
General and administration	7,295	6,617
Foreign exchange	961	642
Depletion and depreciation	53,271	31,797
	100,812	74,229
EARNINGS BEFORE INCOME TAXES AND OTHER ITEM	110,343	107,171
INCOME TAXES (Note 5)		
Future	32,327	43,380
Current	11,810	2,149
Capital	513	728
	44,650	46,257
OTHER ITEM		
Equity in income of affiliate (Note 2a)	(50)	(535)
NET EARNINGS	65,743	61,449
EXCESS OF CONSIDERATION PAID OVER STATED VALUE OF SHARES PURCHASED (Note 6)	(3,320)	(3,849)
ADOPTION OF NEW ACCOUNTING POLICY (Note 5)	-	(13,559)
RETAINED EARNINGS, BEGINNING OF YEAR	80,474	36,433
RETAINED EARNINGS, END OF YEAR	$ 142,897	$ 80,474
NET EARNINGS PER COMMON SHARE (Note 7)		
Basic	$ 1.21	$ 1.17
Diluted	$ 1.17	$ 1.14

consolidated statements of cash flows

(Thousands of dollars, except per share amounts)

Years Ended December 31	2001	2000
CASH PROVIDED BY (USED IN):		
OPERATING		
Net earnings	$ 65,743	$ 61,449
Items not affecting cash:		
Depletion and depreciation	53,271	31,797
Unrealized foreign exchange loss	933	454
Amortized deferred financing charges	661	1,606
Equity in income of affiliate	(50)	(535)
Future income taxes	32,327	43,380
Funds generated from operations	152,885	138,151
Changes in non-cash working capital	3,501	13,370
	156,386	151,521
INVESTING		
Drilling and development of petroleum and natural gas properties	(160,695)	(96,034)
Acquisition of capital assets, net	(2,194)	(36,779)
Cash acquired on corporate acquisition (Note 2a)	3,031	-
Corporate acquisition (Note 2b)	-	(8,460)
Acquisition of investment (Note 2a)	(3,520)	(800)
Site restoration costs incurred	(472)	-
	(163,850)	(142,073)
FINANCING		
Issue of common shares for cash, net of share issue costs	4,864	9,668
Repurchase of common shares for cash	(5,003)	(5,901)
Decrease in long-term debt	(566)	(520)
Increase in deferred financing charges	(417)	(1,707)
	(1,122)	1,540
Foreign exchange gain (loss) on cash held in a foreign currency	(559)	306
NET (DECREASE) INCREASE IN CASH	(9,145)	11,294
CASH, BEGINNING OF YEAR	15,861	4,567
CASH, END OF YEAR	$ 6,716	$ 15,861
FUNDS GENERATED FROM OPERATIONS PER COMMON SHARE (Note 7)		
Basic	$ 2.81	$ 2.63
Diluted	$ 2.71	$ 2.56
SUPPLEMENTARY INFORMATION – CASH PAYMENTS		
Interest	$ 4,974	$ 8,124
Income taxes received	$ (667)	$ (358)

notes to the consolidated financial statements

Years Ended December 31, 2001 and 2000

(Tabular amounts in thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, and its subsidiaries all of which are wholly owned, except for Aventura Energy Inc. (Note 2a).

PETROLEUM AND NATURAL GAS OPERATIONS

The Company uses the full-cost method of accounting for petroleum and natural gas operations and accordingly, capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a significant change in the rate of depletion and depreciation.

The cost of significant unevaluated properties is excluded from the depletion and depreciation base. The carrying value is limited to the recoverable amount as determined by estimating the present value of future net revenues from proven properties based on current prices and costs and the value of unproven properties at the lower of cost and net realizable value less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes. Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content.

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

The Company estimates its future site restoration and abandonment costs for its oil and gas properties on a country-by-country basis. The costs represent management's best estimate of the future site restoration and abandonment costs based upon current legislation and industry practices. Total estimated costs are being provided for on a unit-of-production basis. The annual provision included in amortization expense and actual future site restoration and abandonment costs are charged to the account as incurred.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES

Inventories of crude oil, consisting of production awaiting shipment at the Ambès Shipping Terminal in France, are valued at current estimated selling price net of related expenses.

STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital.

DEFERRED FINANCING COSTS

Deferred financing costs associated with obtaining the long-term debt facility are amortized on a straight-line basis over the life of the debt obligation.

FINANCIAL INSTRUMENTS

The Company uses financial instruments to hedge its exposure to fluctuations in oil, natural gas and electricity prices, foreign exchange rates and interest rates. Gains or losses from these activities are reported as adjustments to the related revenue or expense accounts when the gain or loss is realized.

EARNINGS PER SHARE

Basic earnings per share and basic funds from operations per share are computed by dividing earnings and funds from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants, in accordance with new standards approved by the Canadian Institute of Chartered Accountants.

FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Share capital is reduced and future income tax is increased by the tax related to the renounced tax deduction.

FOREIGN CURRENCY TRANSLATION

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates;
- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

FUTURE INCOME TAXES

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

2. BUSINESS ACQUISITION AND INVESTMENT

a) Effective October 20, 1999, the Company acquired 43,714,000 warrants of Del Mar Energy Inc., renamed Aventura Energy Inc., (Aventura) in exchange for a royalty interest on certain petroleum and natural gas properties. In December of 1999, the Company purchased 431,275 shares for cash consideration of $90,569 and on August 31, 2000, the Company purchased an additional 3,200,000 shares for cash consideration of $800,000.

Effective May 22, 2001, the Company increased its ownership in Aventura by acquiring 19,555,556 special warrants at a price of $0.18 per warrant for total consideration of $3,520,000 through participation in a private placement of special warrants. These special warrants entitle the holder to one Aventura common share and one common share purchase warrant. The purchase warrants entitle the holder to acquire one common share at a price of $0.25 for a period of 12 months from closing. The Company's ownership position, assuming exercise of the special warrants excluding the purchase warrants, represents 42.5% of the adjusted basic number of shares of Aventura.

In addition, on December 31, 2001, four officers of Vermilion, who own shares of Aventura, signed proxies which allow the Company to attend and vote on the officers' behalf at all meetings of the shareholders of Aventura, which combined with the purchase warrants, gives the Company effective control of Aventura. Prior to December 31, 2001, the investment was recorded at original cost and adjusted for the Company's proportionate share of Aventura's net earnings or losses and dividends received since the date of acquisition. Effective December 31, 2001, the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting as follows:

Allocation of purchase price:	
Capital assets	$ 19,304
Cash	3,031
Other current assets	905
Current liabilities	(2,109)
Future income taxes	(506)
Site restoration	(50)
	20,575
Equity investment	(9,245)
Non-controlling interest	(11,330)
Cash consideration	$ -

b) On June 28, 2000, the Company signed a letter agreement to purchase all of the outstanding shares of Big Sky Resources Inc. (Big Sky), a private Canadian oil and gas company, for total consideration of $23,472,000 including cash and non-cash consideration. The arrangement closed on August 10, 2000, at which time Big Sky became a wholly owned subsidiary of the Company. The acquisition of Big Sky was accounted for using the purchase method of accounting, effective from August 10, 2000, as follows:

Allocation of purchase price:	
Capital assets	$ 40,800
Current assets	1,336
Current liabilities	(3,659)
Future income taxes	(8,075)
Long-term debt	(6,600)
Site restoration	(330)
	23,472
Common share consideration (Note 6)	(15,012)
Cash consideration	$ 8,460

3. CAPITAL ASSETS

2001	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Petroleum and natural gas properties and equipment	**$ 669,361**	**124,251**	**$ 545,110**
Furniture and equipment	**3,732**	**2,137**	**1,595**
	$ 673,093	**126,388**	**$ 546,705**
2000			
Petroleum and natural gas properties and equipment	$ 488,882	73,974	$ 414,908
Furniture and equipment	2,018	1,278	740
	$ 490,900	75,252	$ 415,648

As at December 31, 2001, costs of $26,045,000 (2000 - $12,352,000) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Company capitalized $2,469,000 (2000 - $1,861,000) of overhead costs related to exploration and development activities.

The provision for future site restoration costs is recorded in the consolidated statement of earnings as a component of depletion and depreciation and on the consolidated balance sheet as a long-term liability. At December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $35,712,000 (2000 – $23,723,355).

4. LONG-TERM DEBT

At December 31, 2001, the Company had a line of credit of $250,000,000 (2000 - $180,000,000) with a banking syndicate, which has a one year extendible revolving period. Interest is payable based on Vermilion's total debt to cash flow ratio at an annual rate ranging from the bank's prime rate plus 0.125% to the bank's prime rate plus 1.5% per annum. Security for the loan facility includes a $400,000,000 floating charge debenture and a general security agreement over all of the assets of the Company. In addition, a subsidiary of the Company, Vermilion REP S.A., as guarantor of the Company's loan, has provided security over its assets in France. A working capital tranche of $10,000,000, included in the $250,000,000 facility, has been placed in France to facilitate in cash management practices.

5. FUTURE INCOME TAXES

On January 1, 2000, the Company adopted the liability method of accounting for income taxes on a retroactive basis without restatement of the previously issued financial statements. The effect of the adoption of the new policy on the balances at January 1, 2000, was as follows:

Increase capital assets	$ 5,708
Decrease retained earnings	13,559
Increase future income tax	$ 19,267

The components of the future income tax liability at December 31, 2001, and 2000, were as follows:

	2001	2000
Capital assets	$ 133,375	$ 102,505
Provision for future site restoration	(2,866)	(2,268)
Loss carryforwards	-	(1,708)
Share issue costs	(811)	(1,664)
	$ 129,698	$ 96,865

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 43.1% (2000 – 44.6%).

	2001	2000
Earnings before income taxes	$ 110,343	$ 107,171
Corporate tax rate	43.1%	44.6%
Expected tax expense	47,558	47,798
Increase (decrease) in taxes resulting from		
Non-deductible crown payments	20,216	17,840
Resource allowance	(17,702)	(15,072)
Alberta Royalty Tax Credit	(212)	(89)
Foreign tax rate differentials [1]	(2,679)	(3,536)
France statutory tax rate change	(1,078)	(632)
Canada statutory tax rate change	(4,013)	-
Capital taxes	513	728
Other	1,222	-
Foreign exchange	825	(780)
Provision for income taxes	$ 44,650	$ 46,257

[1] The corporate tax rate in France in 2001 is 36.2% (2000 – 37.76%).

At December 31, 2001, the Company has approximately $220,900,000 (2000 – $172,200,000) of tax deductions for Canadian income tax purposes and approximately $70,500,000 (2000 – $66,700,000) of tax deductions for French income tax purposes.

6. SHARE CAPITAL

Authorized

Unlimited number of common shares

Unlimited number of preferred shares

Common shares issued

	Number of Shares	Amount
Balance, December 31, 1999	51,360,293	$ 112,620
Common shares issued on business acquisition (Note 2b)	2,207,695	15,012
Stock options exercised for cash	1,275,632	4,550
Flow-through share offering	500,000	5,375
Share issue costs, net of tax of $114	-	(142)
Shares acquired under normal course issuer bids	(853,700)	(2,052)
Tax effect on flow-through shares issued	-	(2,398)
Balance, December 31, 2000	54,489,920	132,965
Stock options exercised for cash	1,153,882	4,864
Shares acquired under normal course issuer bids	(629,500)	(1,683)
Balance, December 31, 2001	**55,014,302**	**$ 136,146**

FLOW-THROUGH SHARES

Pursuant to flow-through share agreements dated December 20, 2000, the Company had renounced resource expenditures of $5,375,000 prior to February 28, 2001. The Company has satisfied its requirement to incur the qualifying expenditures.

STOCK OPTIONS

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers and employees for the purchase of common shares. The options are granted for a maximum term of five years and vest one-third each year and are fully vested at the end of the third year. At December 31, 2001, the Company had outstanding a total of 3,378,685 (2000 - 4,596,367) options under the stock option plan. The options are exercisable at prices from $3.00 to $11.50 and expire at various dates between 2002 and 2006.

The following tables summarize information about the Company's stock options at December 31, 2001 and 2000:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	**4,596,367**	**$ 5.22**	4,649,167	$ 4.25
Granted	**330,200**	**9.62**	1,350,500	7.06
Exercised	**(1,153,882)**	**4.22**	(1,275,632)	3.57
Cancelled	**(394,000)**	**5.67**	(127,668)	5.85
Balance, end of year	**3,378,685**	**6.07**	4,596,367	5.22
Exercisable, end of year	**1,602,653**	**$ 4.94**	1,801,117	$ 4.75

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable	Average Remaining Life in Years	Weighted Average Exercise Price
$3.00 - $4.99	1,190,618	1.8	$ 3.90	1,007,586	1.5	$ 4.15
$5.00 - $7.99	1,851,867	3.2	6.82	595,067	1.7	6.28
$8.00 - $11.50	336,200	4.5	9.58	-	-	-
	3,378,685	2.8	$ 6.07	1,602,653	1.5	$ 4.94

NORMAL COURSE ISSUER BIDS

Effective November 23, 2001, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares and will terminate on November 22, 2002.

During the year ended December 31, 2001, the Company acquired 629,500 (2000 - 853,700) common shares, under the current and a prior normal course issuer bid, for cash consideration totalling $5,003,000 (2000 - $5,901,000). As the consideration paid was in excess of the stated value of the shares, the amount of the excess, totalling $3,320,000 (2000 - $3,849,000) was recorded as a reduction of retained earnings.

7. PER SHARE AMOUNTS

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of earnings and funds from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net earnings per share and funds generated from operations per share have been restated for this change.

	2001	2000
Basic		
Earnings per share	**$1.21**	$1.17
Funds generated from operations per share	**$2.81**	$2.63
Weighted average number of shares outstanding (thousands)	**54,489**	52,486
Diluted		
Earnings per share	**$1.17**	$1.14
Funds generated from operations per share	**$2.71**	$2.56
Weighted average number of shares outstanding (thousands)	**56,332**	53,903

If the imputed earnings method had been used, the reported amounts would have been:

	2001	2000
Diluted		
Earnings per share	**$1.13**	$1.11
Funds generated from operations per share	**$2.62**	$2.49
Weighted average number of shares outstanding (thousands)	**58,693**	55,947

The number of shares used to calculate diluted earnings and funds generated from operations per share for the year ended December 31, 2001, of 56,332,326 (2000 - 53,902,777) included the weighted average number of shares outstanding of 54,488,598 (2000 - 52,486,181) plus 1,843,728 (2000 - 1,416,596) shares related to the dilutive effect of stock options.

The diluted net earnings and funds generated from operations per share discussed above did not include 55,807 (2000 - 81,105) of share options, both on a weighted average basis, because the respective exercise prices exceeded the average market price of the common shares, as the effect would be anti-dilutive.

8. FINANCIAL INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Company's operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. Vermilion is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Company deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The Company uses oil swap agreements to hedge anticipated sales of crude oil. At December 31, 2001, the Company had entered into U.S. dollar oil swaps with financial institutions to hedge approximately 1,825,000 barrels (approximately 5,000 barrels per day) in 2002. The hedge prices range from US$23.88 to US$26.80 WTI and mature during calendar year 2002. At December 31, 2001, the fair value of the oil swaps represents a gain of approximately Cdn$13,785,000 (using an average exchange rate of $0.63). The Company does not obtain collateral or other security to support its oil swap agreements, however, any swap agreement executed with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

As well, the Company uses natural gas agreements to hedge anticipated sales of natural gas. At December 31, 2001, the Company had entered into physical gas contracts at pre-determined prices to sell 9,246,000 GJ's (approximately 22.6 mmcf per day) at an average price of Cdn$4.74 per mcf in 2002 and 6,688,000 GJ's (approximately 16.4 mmcf per day) at an average price of Cdn$5.00 per mcf in 2003. At December 31, 2001, the fair value of the gas contracts represents a gain of approximately Cdn$8,256,000. The Company does not obtain collateral or other security to support its natural gas agreements other than parental guarantees.

The Company has entered into a financial swap for electricity prices to hedge anticipated electrical needs for its Canadian production. At December 31, 2001, the Company had entered into an agreement with an energy company to hedge approximately 2 MW per hour (50% of current electrical needs for Canadian production) at $91 per MW hour. The term was for three years beginning January 1, 2001, and ending December 31, 2003. At December 31, 2001, the fair value of the agreement was a loss of $1,853,000.

The Company has also put in place Canadian/US dollar currency conversion hedges covering two-thirds of its oil hedge position for 2002 at approximately US$0.65 per Canadian dollar. At December 31, 2001, the fair value of the hedges was a loss of $1,070,000.

FAIR VALUES

The carrying values of cash, accounts receivable, investment, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2001, and 2000, due to of the short-term nature of these instruments and in the case of long-term debt, the variable interest rate.

9. SEGMENTED INFORMATION

The Company has operations principally in Canada and France. Aventura (see Note 2a) has net assets in Trinidad, Argentina and Canada. The Company's entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2001	2000
Petroleum and natural gas revenues		
Canada	$ 201,212	$ 161,534
France	73,687	73,119
	$ 274,899	$ 234,653
Net earnings		
Canada	$ 45,841	$ 38,580
France	19,902	22,869
	$ 65,743	$ 61,449
Funds generated from operations		
Canada	$ 109,174	$ 89,243
France	43,711	48,908
	$ 152,885	$ 138,151
Capital expenditures (including acquisitions)		
Canada	$ 118,809	$ 140,466
France	44,080	25,072
	$ 162,889	$ 165,538
Total assets		
Canada	$ 401,063	$ 330,495
France	188,481	159,208
Trinidad	13,981	-
Argentina	2,254	-
	$ 605,779	$ 489,703

10. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had a letter of credit outstanding for 15,920,000 French francs (approximately Cdn$3,500,000) in favour of the vendor of the properties acquired in France, which secures certain indemnities given to the vendor. The letter of credit expires July 2002, and has a 10% reduction upon annual renewal.

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Génèrale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6,500,000 ($4,500,000 Euro), including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time, the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at December 31, 2001.

11. SUBSEQUENT EVENT

The Company signed a pre-acquisition agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private company whose principal asset is a natural gas producing property. Under the terms of this agreement, the Company has offered Artemis shareholders $3.95 cash for each Artemis share. The transaction is valued at $30,000,000 including debt and working capital deficiency. The offer is open for acceptance until March 21, 2002, and is conditional on Vermilion obtaining at least 90% of the outstanding Artemis shares.

12. COMPARATIVE FIGURES

The presentation of certain accounts for the previous year has been changed to conform to the presentation adopted for the current year.

c6539
r f BC-Vermilion-1st-Quarter 05-16 4784
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Releases First Quarter 2002 Financial and Operating Results

CALGARY, May 16 /CNW/ - Vermilion Resources Ltd. "Vermilion, or the Company" (VRM, TSE) is pleased to report on first quarter 2002 financial and operating performance.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated.

HIGHLIGHTS:

- On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited adding a new operated core gas property.
- Production volumes averaged 24,932 boepd for the three-month period, up 15% over the first quarter 2001, and up 7% over the fourth quarter. Current production is approximately 26,000 boepd.
- Operations and cash flow netbacks remained strong at $18.69 /boe and $14.62/boe, respectively, despite declines in commodity pricing relative to 2001, including WTI pricing down 25% and a drop in AECO natural gas prices of 61%.
- Exercised Aventura warrants resulting in 47.2% basic ownership of the company.
- Initiated High Impact Exploration Group with a mandate to find opportunities with the potential to add in excess of 5,000 boe/d per project.
- Nominated Larry J. MacDonald to Vermilion's independent board of directors and Vermilion continues to search for a seventh director.

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	Three months ended March 31, 2002	2001
Financial (Cdn. $000's except share and per share amounts, unaudited)		
Petroleum & natural gas revenues	$ 64,613	$ 82,711
Cash flow from operations	32,796	50,054
Per share, basic	0.59	0.92
Per share, diluted	0.58	0.89
Net Earnings	10,406	23,615
Per share, basic	0.19	0.44
Per share, diluted	0.18	0.42
Capital expenditures	61,171	39,519
Total assets	665,462	511,632
Debt (net of working capital)	144,629	99,171
Shareholders' equity	$293,094	$234,095
Common Shares Outstanding		
Basic	55,736,753	54,283,652
Diluted	59,207,087	58,442,420
Weighted Average Common Shares Outstanding		
Basic	55,592,810	54,268,467
Diluted	56,684,254	56,402,885
Share Trading		
High	$ 11.25	$ 11.90
Low	9.46	7.15
Close	$ 10.33	$ 11.00

	Three months ended March 31, 2002	2001
Operations		
Production		
Crude oil (bbls/d)	11,058	11,227
Natural gas liquids (bbls/d)	2,519	1,625
Natural gas (mcf/d)	68,132	52,743
Total (boe/d at 10:1)	20,390	18,126
Total (boe/d at 6:1)	24,932	21,642
Average selling price		
WTI reference price (US per bbl)	$ 21.64	$ 28.69
Brent Reference (US per bbl)	21.14	25.79
AECO Reference (Cdn per GJ)	3.36	8.57
Crude oil (per bbl)	36.27	36.93
Natural gas liquids (per bbl)	22.92	45.13
Natural gas (per mcf)	3.80	8.17
Operations netback (per boe at 10:1)	22.85	33.90
Operations netback (per boe at 6:1)	18.69	28.39
Cash flow netback (per boe at 10:1)	17.87	30.68
Cash flow netback (per boe at 6:1)	$ 14.62	$ 25.70

OPERATIONS

Production for the first three months of 2002 averaged 24,932 boepd, up 15% relative to the same period a year ago and up 7% over the fourth quarter. In Canada production climbed by 19.5%, year over year, with the largest increase coming from the northern district where over 3,600 boepd were added through the discoveries in the Peace River Arch. As the Company's recent 1,800 boepd acquisition was completed late in the quarter its impact on production was minimal over the three-month period.

Production Summary

	Three months ended March 31, 2002				Q4 2001	Q1 2001
	Oil & NGLs bbls/d	Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d	(6:1) Total boe/d	(6:1) Total boe/d
Canada						
Northern District						
Mastin Lake	--	10.06	1,006	1,676	1,942	1,480
Peace River Arch	769	17.05	2,474	3,611	1,351	--
Utikuma	3,643	0.52	3,695	3,730	4,252	4,705
Total	4,412	27.63	7,175	9,017	7,545	6,185
Southern District						
Central Alberta	33	1.17	150	228	--	--
Chip Lake	2,695	32.56	5,951	8,122	8,022	7,564
Southern Foothills	341	5.92	933	1,327	1,376	1,891
Total	3,069	39.65	7,034	9,677	9,398	9,455

Total Canada	7,481	67.28	14,209	18,694	16,943	15,640
France						
Aquitaine Basin	3,509	--	3,509	3,509	3,572	3,744
Paris Basin	2,358	--	2,358	2,358	2,425	1,807
Other	229	0.85	314	371	411	451
Total France	6,096	0.85	6,181	6,238	6,408	6,002
Total Combined	13,577	68.13	20,390	24,932	23,351	21,642

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During the first quarter, Vermilion's activities in France remained focused on the Champotran field in the Paris Basin. The Company drilled Champotran 21 to the south of the existing field proving up another extension to the existing pool. With the objective of demonstrating a similar extension to the north, the company drilled Champotran 22. This well is currently in the early stages of completion but has nonetheless proven the presence of a high quality reservoir - previously a risk factor - and is anticipated to be oil bearing in the targeted zones.

Vermilion acquired 190 km of 2D seismic in the last quarter of 2001 that is currently being processed. Due to the complex statics problems encountered in the Paris Basin, processing of this data is requiring extremely detailed geological and geophysical evaluation. We are confident that once this interpretation is complete, we will have significantly advanced our ability to explore for reserves in this area.

In Canada, the Company drilled 22 wells during the three-month period of which 11 were drilled at Chip Lake. The Company is currently placing an emphasis on mapping and evaluating the shallower zones at Chip Lake to allow us to diversify our portfolio beyond the stable supply of Rock Creek plays. An Ellerslie discovery made in the fourth quarter of 2001 was brought on stream adding 3mmcf/d of natural gas and 300 bbls/d of liquids.

Encouraged by the stable production profile of the prolific discovery wells at Shane and North Gage, Vermilion continues to evaluate the extent of these Kiskatinaw pools. The Company's exploration activities are currently focused in the Peace River Arch area as we continue to evaluate the Kiskatinaw play on a regional basis along with other prolific play types in the area. Supporting these activities, the Company has grown its land base substantially in the Arch and now holds 73,787 net acres in what has become a core area.

Separately, the High Impact Exploration Group has accumulated 55,072 net acres of low cost exploration acreage outside the Company's conventional regional focus areas.

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Drilling Activity
(No. of wells)

	Three months ended March 31, 2002						Three months ended	
	Exploration		Development		Total	Total	31-Mar-01	
Canada	Gross	(Net)	Gross	(Net)	Gross	(Net)	Gross	(Net)
Oil	1	(0.5)	4	(3.3)	5	(3.8)	2	(1.2)
Gas	2	(1.5)	8	(6.5)	10	(8.0)	16	(11.7)
D&A	6	(4.3)	1	(1.0)	7	(5.3)	16	(14.3)
Total Canada	9	(6.3)	13	(10.8)	22	(17.1)	34	(27.2)
France								
Oil	0	(0.0)	1	(1.0)	1	(1.0)	3	(3.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)	0	(0.0)

D&A	0	(0.0)	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	1	(1.0)	1	(1.0)	3	(3.0)
Combined								
Oil	1	(0.5)	5	(4.3)	6	(4.8)	5	(4.2)
Gas	2	(1.5)	8	(6.5)	10	(8.0)	16	(11.7)
D&A	6	(4.3)	1	(1.0)	7	(5.3)	16	(14.3)
Total Combined	9	(6.3)	14	(11.8)	23	(18.1)	37	(30.2)

Note: France total does not include Champotran 22 drilled in the quarter but not rig released until April.

ARTEMIS ACQUISITION

On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited, a $31 million transaction that has provided the Company with a new gas prone core area at Mikwan in central Alberta. This acquisition includes daily production of 9.0 million cubic feet per day of natural gas and 300 barrels of oil and liquids with combined established reserves of 3.5 million boes - of which 3.0 million boes are proven. Also included is a significant land base covering 37,000 net undeveloped acres, two gas plants with associated gathering lines and a moderate-to low-risk drilling inventory of medium depth (approximately 1,500 metres) prospects. We see this as an area the Company can grow and with the acquisition of additional seismic we expect to significantly expand the prospect inventory. The Company has allocated approximately $10 million to develop this new property in 2002.

FINANCIAL

Contrary to what many forecasters predicted for the quarter, oil and natural gas prices remained strong heading into 2002. While WTI and AECO prices were in the $20 US and $3.00 Cdn range, respectively for January and February, March saw a WTI average of $24.44 US and AECO $4.11 Cdn. Compared to the first quarter in 2001, which saw the highest average natural gas price in history, the present quarter was weaker in terms of pricing, however there is reason to be optimistic heading into the second quarter.

Total revenues were $64.6 million for the quarter compared to $82.7 million in Q1 2001 and $58.4 million in Q4 2001. Continued production growth accounts for increased revenues over Q4 2001. Combined crude oil and NGL's prices averaged $31.76 per bbl for the first three months in 2002 compared to a whopping $40.07 per bbl for the same period in 2001. The natural gas price realized for the first quarter of $3.80 per mcf is less than half of the $8.17 per mcf received for the same period in the prior year. The combined oil and gas price of $27.68 is up 8% over the depressed Q4 price of $25.65. The improvement is largely due to a $2.00 US lift received for our production in France as a result of the timing of crude shipments.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 23.5 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.81 per mcf. Currently, the Company has hedged 17.7 mmcf/d of its 2003 natural gas production, with various price structures resulting in an average floor of $5.00 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year 2002 and 2,750 bbls/d in 2003, at $25.00 and $24.66 US WTI equivalent respectively. The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $6.13 per boe, compared with

$5.80 per boe in the fourth quarter reflecting an 8% improvement in commodity prices between quarters. Year over year, royalties were down substantially from the $10.01 per boe reported in the first quarter of 2001 when commodity prices were near record levels.

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Netbacks

	Three months ended March 31, 2002				Q4 2001	Q1 2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(6:1) Total $/boe	(6:1) Total $/boe
Canada						
Price	30.20	3.80	33.91	25.77	25.78	46.94
Oil Hedging Gain (loss)	1.88	--	0.99	0.75	1.34	(1.37)
Royalties (net)	(7.81)	(1.03)	(8.97)	(6.82)	(6.68)	(12.17)
Lifting Costs	(4.53)	(0.45)	(4.52)	(3.44)	(3.86)	(3.37)
Operating Netback	19.74	2.32	21.41	16.26	16.58	30.03
France						
Price	33.68	3.76	33.73	33.42	25.32	35.30
Oil Hedging Gain (loss)	2.23	-	2.20	2.18	1.99	(0.94)
Royalties (net)	(4.13)	(0.25)	(4.11)	(4.07)	(3.46)	(4.40)
Lifting Costs	(5.28)	(3.08)	(5.63)	(5.58)	(5.12)	(5.85)
Operating Netback	26.50	0.43	26.19	25.95	18.73	24.11
Combined						
Price	31.76	3.80	33.86	27.68	25.65	43.71
Oil Hedging Gain (loss)	2.03	-	1.35	1.11	1.52	(1.25)
Royalties (net)	(6.16)	(1.02)	(7.50)	(6.13)	(5.80)	(10.01)
Lifting Costs	(4.87)	(0.48)	(4.86)	(3.97)	(4.20)	(4.06)
Operating Netback	22.76	2.30	22.85	18.69	17.17	28.39
General & Administrative			(1.28)	(1.05)	(0.83)	(0.91)
Interest			(0.54)	(0.44)	(0.54)	(0.80)
Foreign Exchange			(0.05)	(0.04)	0.00	0.00
Current & Capital Taxes			(3.11)	(2.54)	(2.03)	(0.98)
Cash Flow Netback			17.87	14.62	13.77	25.70
Depletion & Depreciation			(11.22)	(9.18)	(8.95)	(5.51)
Future Income Taxes			(0.88)	(0.72)	(0.94)	(7.75)
Deferred Financing Costs			(0.09)	(0.08)	(0.08)	(0.08)
Foreign Exchange			(0.06)	(0.05)	(0.10)	(0.25)
Non-controlling interest			0.06	0.05	-	-
Other			0.00	0.00	(0.01)	0.01
Earnings Netback			5.68	4.64	3.69	12.12

>>

Operating costs of $3.97 per boe are consistent with both Q1 2001 costs of $4.06 per boe and Q4 2001 costs of $4.20 per boe, and are also in line with our budget. Slightly higher lifting costs in the fourth quarter are the

result of scheduled workovers.

Average debt for the quarter was relatively unchanged from Q4 2001 as the Artemis deal did not become effective until March 21, 2002. Interest expense decreased slightly relative to the fourth quarter, dropping from $0.54 per boe to $0.44 per boe, following a decline in the average prime rate. The more significant decrease in interest expense from Q1 2001 reflects a larger drop in the prime rate over the twelve-month period. Increased production volumes were also a factor in reducing unit costs.

General and administrative costs have increased marginally to $1.05 per boe for the quarter compared to $0.91 per boe in Q1 2001 and $0.83 per boe in Q4 2001. The reasons for the increase include increased staffing levels and increased insurance costs along with additional G & A from the consolidation of Aventura.

Increased production, higher finding costs and, primarily, a reserve revision in the fourth quarter resulted in a significant increase in depletion and depreciation expenses. This expense rose to $9.18 per boe compared with $5.51 per boe achieved in Q1 2001. Timing of the revision was the key factor as a comparison to the fourth quarter $8.95 per boe reflects only a small increase attributable to higher production rates.

The Company's current tax provision has increased to $2.54 per boe in the quarter, a large increase from $0.98 in Q1 2001 and a modest increase over the $2.03 reported in Q4 2001. Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2002 is in the range of $22 million.

While operating and cash flow netbacks are both down significantly from Q1 2001, there is improvement over fourth quarter numbers. The operating netback of $18.69 is up 9% relative to the fourth quarter due to an improved hedging structure and a higher commodity price in France that is attributable to the timing of shipments. The cash flow netback is up 6%, hurt slightly by higher G&A costs and increased current taxes.

Vermilion spent $61.2 million during the quarter including $31.0 million for the acquisition of Artemis Energy Inc. The capital for the first quarter was funded through $32.8 million of cash flow, $3.6 million of equity raised from stock option exercises and $24.7 million of bank debt primarily supporting the Artemis acquisition.

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Capital Expenditures ($000's)	Three months ended March 31,	
	2002	2001
Land	$ 1,693	$ 4,746
Seismic	450	3,730
Drilling and Completions	19,114	21,727
Production Equipment and Facilities	3,695	5,204
Workovers	1,781	1,831
Capitalized Exploration Administration	516	675
Drilling and Development Expenditures	27,249	37,913
Property Acquisitions	2,124	328
Corporate Acquisitions	30,986	--
Other	812	1,278
	$ 61,171	$ 39,519

Funding of Capital Expenditures ($000s)	Three months ended March 31,	
	2002	2001

Cash Flow	$ 32,796	$ 50,054
Debt, Working Capital and Other	24,730	(7,576)
Equity	3,645	(2,959)
	$ 61,171	$ 39,519

Statement of Cash Flow Reconciliation

Funding of Capital Expenditures ($000s)	Three months ended March 31,	
	2002	2001
Capital Expenditures	$ 61,171	$ 39,519
Debt Assumed for Artemis	(9,072)	--
Investment per Cash Flow Statements	$ 52,099	$ 39,519

>>

Vermilion's bank debt (net of working capital) on March 31, 2002 was $144.6 million. The increase from $119.7 million at December 31, 2001 was the result of the Artemis acquisition being funded through the bank facility. The loan facility is currently being revised to reflect a borrowing base of $270.0 million with the existing bank syndicate, up from $250.0 million. The amended facility arrangements will close before the end of May 2002, leaving the Company with $125 million excess capacity on the loan facility. Vermilion has continued with a one-year revolving loan facility that is now classified as a current liability under the new accounting guidelines. Any restructuring of the facility to meet long-term debt reclassification would have come at the expense of the shareholders through increased borrowing costs. Management has made a decision to stay short in the bank market and take advantage of low costs of borrowing while maintaining a strong balance sheet with excess financial capacity. The Company would not use a bank facility to access long-term debt capacity due to the uncertainty surrounding the annual borrowing base evaluation. U.S. private and public bond markets remain options for the Company to obtain five to 10 year debt capital and increase our financial flexibility. The application of leverage to finance future acquisitions will define the need to expand both debt capacity and the source of lenders along with securing longer-term sources of capital.

OUTLOOK

Worldwide concern over security issues and, in the US in particular, worries regarding security of energy supply, have continued to grow with ongoing political events in the Middle East, fueling increases in both crude oil and natural gas pricing. As a result, the domestic acquisitions marketplace is once again heating up and we believe that it will be more challenging to find value deals similar to our recent acquisition. While we will continue to pursue opportunities in Canada, it is more likely that the Company will find sizeable opportunities internationally.

In keeping with the Company's commitment to enhance our corporate governance practices and our specific goal of adding two unrelated directors to the board by the end of 2002, we are pleased to announce that Mr. Larry J. MacDonald will be nominated for election to Vermilion's board of directors at the upcoming Annual General Meeting on June 4, 2002. Mr. MacDonald brings a wealth of experience to Vermilion's board having assumed leadership roles at Anderson Exploration where he was President and Chief Operating Officer from 1992 to 1999, Westpoint Energy Inc. (formerly Slade Energy Inc.) where he was Chairman and Chief Executive Officer, to his current position as Chairman and Chief Executive Officer of Pointwest Energy Inc. since 2000. Other changes that have been implemented include the appointment of a lead director and

changing the composition of the various board committees to comprise only unrelated directors.

Vermilion's 2002 forecast remains unchanged and is summarized below. Current volatility in the market has discouraged management from restating any forecasts. Clearly the Company's price forecast is conservative given market conditions and will be reviewed again at mid-year. We are providing the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reservoir risk, political risk, product demand and transportation restrictions.

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2002 Forecast Summary	10:1	6:1
Average Production (boepd)	22,000	27,000
Gas weighting - (based on average production)	35%	47%
Cash Flow from Operations (000 Cdn $)		$ 135,000
Per share, basic		2.45
Per share, diluted		2.31
Net Earnings (000 Cdn $)		34,400
Per share, basic		0.63
Per share, diluted		0.59
Capital Expenditures (000 Cdn $)		155,000
Cash Flow Netback (per Boe)	$ 16.75	13.60
Gas (AECO Hub per mcf) Cdn $		3.60
WTI reference price (US per Bbl)		$ 21.50

>>

Please note the time change for Vermilion's Annual General and Special Meeting of Shareholders, which will be held on Tuesday, June 4th, 2002 at 2 p.m. at the Hyatt Regency Hotel, 700 Centre Street South East, Calgary, Alberta. Aventura Energy Inc.'s Annual General Meeting will follow at 3:30 p.m. at the same location.

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Consolidated Balance Sheets ($000's, unaudited)

	March 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash	$ 12,462	$ 6,716
Accounts receivable	41,602	43,457
Crude oil inventory	5,746	2,593
Prepaid expenses and other	4,850	5,296
	64,660	58,062
Deferred financing costs	839	1,012
Capital assets	599,963	546,705
	$665,462	$605,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 59,186	$ 69,206
Bank loan (note 3)	144,404	--

Income taxes payable	5,699	7,484
	209,289	76,690
Long-term debt (note 3)	--	101,053
Provision for future site restoration	9,310	7,965
Future income taxes	142,513	129,698
	361,112	315,406
Non-controlling interest	11,256	11,330
Shareholders' equity:		
Share capital (note 4)	139,791	136,146
Retained earnings	153,303	142,897
	293,094	279,043
	$665,462	$605,779

Consolidated Statements of Earnings and Retained Earnings
($000's, except per share amounts, unaudited)

	Three months ended March 31, 2002	2001
Revenue:		
Petroleum and natural gas revenue	$ 64,613	$ 82,711
Royalties (net)	13,758	19,504
	50,855	63,207
Expenses:		
Production	8,913	7,901
Interest	1,169	1,716
General and administration	2,358	1,780
Foreign exchange	204	488
Depletion and depreciation	20,591	10,742
	33,235	22,627
Earnings before income taxes and other item	17,620	40,580
Income taxes:		
Future	1,620	15,084
Current	5,564	1,846
Capital	135	61
	7,319	16,991
Other items:		
Non-controlling interest	(105)	--
Equity in (income) losses of affiliate	--	(26)
Net earnings	10,406	23,615
Excess of consideration paid over stated value of shares purchased	--	(2,978)
Retained earnings, beginning of period	142,897	80,474

Retained earnings, end of period	$153,303	$101,111
Net earnings per Common Share:		
Basic	$ 0.19	$ 0.44
Diluted	$ 0.18	$ 0.42
Weighted Average Common Shares Outstanding		
Basic	55,592,810	54,268,467
Diluted	56,684,254	56,402,885

Consolidated Statements of Cash Flows
($000's, except per share amounts, unaudited)

	Three months ended March 31, 2002	2001
Cash provided by (used in):		
Operating		
Net earnings	$ 10,406	$ 23,615
Items not affecting cash:		
Depletion and depreciation	20,591	10,742
Unrealized foreign exchange loss (gain)	112	488
Amortized deferred financing costs	172	151
Non-controlling interest	(105)	--
Equity in (income) losses of affiliate	--	(26)
Future income taxes	1,620	15,084
Funds generated from operations	32,796	50,054
Changes in non-cash working capital	(21,704)	(5,629)
	11,092	44,425
Investing:		
Acquisition of capital assets	(2,124)	--
Drilling and development of petroleum and natural gas properties	(28,060)	(39,519)
Cash acquired on shares issued by subsidiary	50	--
Corporate acquisition	(21,915)	--
Site restoration costs incurred	(158)	--
Financing:		
Issue (repurchase) of Common Shares for cash, net of share issue costs	3,645	(2,959)
Increase (decrease) in long-term debt	43,350	(6,121)
Increase in deferred financing costs	--	(215)
	46,995	(9,295)
Foreign exchange loss on cash held in a foreign currency	(134)	(691)
Net increase (decrease) in cash	5,746	(5,080)
Cash, beginning of period	6,716	15,861

Cash, end of period	$ 12,462	$ 10,781
Funds from operations per Common Share:		
Basic	$ 0.59	$ 0.92
Diluted	$ 0.58	$ 0.89
Cash payments		
Interest	$ 1,391	$ 953
Taxes	$ 6,813	$ 135

>>

Notes to the Consolidated Financial Statements
For the three months ended March 31, 2002 and 2001, unaudited

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements of the year ended December 31, 2001. The interim financial statements should be read in conjunction with the Company's 2001 annual report.

2. Business Acquisition

On February 13, 2002, the Company signed a letter agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private Canadian oil and gas company for total cash consideration of $21,915,000. The agreement closed on March 21, 2002 at which time Artemis became a wholly owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:

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Allocation of purchase price:	
Capital assets	$ 42,865
Current assets	2,039
Current liabilities	(6,511)
Future income taxes	(11,195)
Long-term debt	(4,600)
Site restoration	(683)
Cash consideration	$ 21,915

3. Bank Loan

At March 31, 2002, the Company had a line of credit of 250,000,000 with a banking syndicate, which has a one-year extendible revolving period. A working capital tranche of $10 million included in the $250 million facility has been placed in France to assist cash-management practices. The credit facility is currently under review with an anticipated borrowing base increase to $270,000,000 under the same terms and conditions of the existing line.

Effective January 1, 2002, the Company has classified its bank loan as current as required for such loan facilities by new guidance issued by the

CICA Emerging Issues Committee.

4. Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares
Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 2000	54,489,920	$ 132,965
Stock options exercised for cash	1,153,882	4,864
Shares acquired under normal course issuer bids	(629,500)	(1,683)
Balance, December 31, 2001	55,014,302	136,146
Stock options exercised for cash	722,451	3,645
Balance, March 31, 2002	55,736,753	$ 139,791

>>

The Company has a stock-based compensation plan that allows certain key employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options are issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date.

The Company accounts for its stock-based compensation plan using the intrinsic-value method. Under the intrinsic-value method, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at market value.

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net income of using the fair value method for stock options issued on or after January 1, 2002. If the fair-value method had been used, the effect on the Company's net income would have been a reduction of $353,000 for the stock options granted in this period. The effect on net income per share would be nil.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants: risk-free interest rate of 4.5%; expected lives of 5 years; and expected volatility of .52.

Normal Course Issuer Bids

Effective November 23, 2001, the company began a normal course issuer bid process to purchase the company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002. No shares were purchased during the period.

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5. Segmented Information

Segmented Information ($000's)

	March 31, 2002	March 31, 2001
Petroleum and natural gas revenues:		
Canada	$ 44,627	$ 64,150
France	19,986	18,561
	$ 64,613	$ 82,711

Net earnings:

Canada	$ 5,237	$ 17,664
France	5,169	5,951
	$ 10,406	$ 23,615
Funds generated from operations:		
Canada	$ 18,932	$ 38,684
France	13,864	11,370
	$ 32,796	$ 50,054
Capital expenditures:		
Canada	$ 54,339	$ 32,654
France	6,432	6,865
Trinidad	362	--
Argentina	38	--
	$ 61,171	$ 39,519

	March 31, 2002	December 31, 2001
Identifiable assets:		
Canada	$458,960	$401,063
France	191,016	188,481
Trinidad	13,318	13,981
Argentina	2,168	2,254
	$665,462	$605,779

>>

6. Contingencies

On September 25, 2001, Vermilion received a tax assessment notice from the Direction Générale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6.5 million (4.5 million Euro), including interest charges for late filing. The company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at March 31, 2002.

%SEDAR: 00003901E

-0- 05/16/2002

/For further information: please visit our website at http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884, Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 15:08e 16-MAY-02

VERMILION RESOURCES LTD.

RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

May 17, 2002

TABLE OF CONTENTS

ABBREVIATIONS

In this Renewal Annual Information Form, the abbreviations set out below shall have the following meanings:

Crude Oil and Natural Gas Liquids (NGLs):

Bbls	-	barrels
Bbls/d	-	barrels per day
Mbbls	-	1,000 barrels
STB	-	stock tank barrel

Natural Gas:

Mcf	-	1,000 cubic feet
Mcf/d	-	1,000 cubic feet per day
Mmcf	-	1,000,000 cubic feet
Mmcf/d	-	1,000,000 cubic feet per day
Bcf	-	1,000,000,000 cubic feet
BOE	-	Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
MBOE	-	1,000 Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
MMBOE	-	1,000,000 Barrels of Oil Equivalent: 10 Mcf of natural gas equals 1 Bbl of oil and is not based on either price or energy content at the present time.
BOE/d	-	Barrels of Oil Equivalent per day.
MMBTU	-	Million British Thermal Units.

In this Renewal Annual Information Form, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

THE CORPORATION

Vermilion Resources Ltd. (the "Corporation" or "Vermilion") was incorporated under the Business Corporations Act (Alberta) on November 23, 1993 as Vermilion Resources Ltd. On February 6, 1995, the Corporation amalgamated with Vista Nuova Energy Inc. pursuant to the provisions of the *Business Corporations Act* (Alberta) *and continued under the name Vermilion Resources Ltd.*

The Corporation's principal address is 2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4 and its registered office is 1000, 400 – 3rd Avenue S.W., T2P 4H2.

PRINCIPAL SUBSIDIARIES OF THE CORPORATION

Vermilion Rep S.A. is the only principal subsidiary of Vermilion and holds all of the Corporation's assets in France. Vermilion Rep S.A. was incorporated in France on February 10, 1997.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY OF THE CORPORATION

The following describes the development of Vermilion's business over the last three years.

Effective January 1, 1998, the Corporation expanded its production and land base in the Chip Lake area through the acquisition of 800 BOE/d of production, 57% ownership and operatorship of a 31 Mmcf/d processing facility, 3 million BOEs of established reserves and 45 sections of land for a total cost of $18,900,000. In addition, Vermilion increased its ownership in the Chip Lake Granada Gas Plant to 62% and assumed operatorship on April 1, 1998.

On March 26, 1998, the Corporation closed a bought deal financing of 5,063,291 common shares at a price of $7.90 per share for gross proceeds of $40,000,000. Proceeds from the issue were used to facilitate the expansion of Vermilion's 1998 exploration, development and acquisition plans.

Effective April 15, 1998, the Corporation was added to the TSE 300 Composite Index.

On September 30, 1998, the Corporation completed an acquisition of additional interests in the Chip Lake area of Alberta for a purchase price of $14.5 million. The acquisition was effective August 1, 1998 and added 504 BOE/d of production, 40,200 acres of undeveloped land (15,280 net), and 1.40 MMBOEs of proven reserves.

On December 1, 1998, the Corporation acquired the shares of a private Canadian company whose principal asset was the Utikuma oil property in Northern Alberta. The property consisted of 1,750 BOE/d of primarily light oil production, a 55% operated working interest in a 13,000 Bbls/d oil battery, 52,000 gross acres of land, an associated gas facility, and an extensive infrastructure of roads and pipelines.

On October 20, 1999, the Corporation acquired a 39 percent interest in Aventura Energy Inc. ("Aventura") in exchange for a royalty valued at $4.4 million on certain of the Corporation's minor interest non-operated producing properties. Formerly Del Mar Energy Inc., Aventura has a mandate to pursue oil and gas exploration, development and acquisition opportunities in Latin and South America, specifically Trinidad and Argentina.

On December 21, 1999, the Corporation closed a bought deal financing with a syndicate of underwriters. Vermilion issued from treasury 1,500,000 flow-through common shares at $5.00 per flow through common share for gross proceeds of $7.5 million. The Corporation renounced to the purchasers of the flow-through common shares 100% of the subscription proceeds as Canadian Exploration Expense. Proceeds from the issue were used to facilitate the expansion of Vermilion's ongoing exploration activities.

On April 7, 2000, the Corporation purchased the majority non-operated working interest in a light crude oil producing property operated by Vermilion at Utikuma. The assets acquired consisted of 1,172 BOE/d of primarily light oil production, 15,158 net acres of land and an increased interest in three facilities, including the main Utikuma oil battery operated by Vermilion.

On August 10, 2000, the Corporation closed the acquisition of Big Sky Resources Inc., a private company whose principal assets were natural gas producing properties, for total consideration of $33.2 million, including $8.4 million of debt. The acquisition gave the Corporation a new core property located in the Mastin Lake area of Alberta and extended the core property of Utikuma.

On December 21, 2000, the Corporation closed a private placement issuing from treasury 500,000 flow-through common shares at $10.75 per flow through common share for gross proceeds of $5,375,000. The Corporation renounced to the purchasers of the flow-through common shares 100% of the subscription proceeds as Canadian Exploration Expense. Proceeds from the issue were used to facilitate the expansion of Vermilion's ongoing exploration activities.

On May 22, 2001, the Corporation increased its ownership in Aventura through participation in a private placement of special warrants. In conjunction with the private placement Vermilion also received finance options and finance warrants. Upon exercise of the special warrants the Corporation's interest will increase to 43.4% of Aventura's basic shares outstanding, and upon exercising the finance warrants and the finance options the Corporation's interest in Aventura will increase to 47.2%.

On March 21, 2002, the Corporation closed the acquisition of Artemis Energy Limited, a private company whose principal assets were natural gas producing properties, for total consideration of $31.0 million, including $9.1 million of debt. The acquisition gave the Corporation a new core property located in the Mikwan area of Alberta.

CORPORATE PLAN

The Corporation intends to focus its crude oil development and exploration activities in France and crude oil and natural gas development and exploration activities in Canada. Through the investment in Aventura (43.4% ownership at December 31, 2001) the Corporation plans to pursue oil and gas exploration and development opportunities in Latin and South America, specifically Trinidad and Argentina. The Corporation will also continue to aggressively pursue acquisitions and drilling prospects that fit this current corporate plan and in areas where management has expertise.

The Corporation's production mix in 2001 was approximately 71% crude oil and natural gas liquids and 29% natural gas. Vermilion intends to continue to focus on natural gas development for 2002 in Canada where the commodity price upside combined with unutilized plant capacity will provide the optimum return on investment.

Corporate Strategy

The Corporation utilizes a strategy of acquiring undervalued assets through single sourced acquisitions. Vermilion focuses on light crude oil and liquids rich, sweet natural gas reserves contained in pools at depths up to 3000 meters found in regions with multi-zone potential.

The Corporation implements a three phased approach to exploiting these acquired assets, over a three to five year period. The first phase includes an exploitation and optimization plan that is designed to enhance the value of the asset in the first eighteen months. The first phase also includes recompletions, tie-ins, reduction in operating costs, value added marketing strategies and low risk development drilling. Upon successful implementation of the first phase, and the viability of the project being proven, the Corporation will, as the second phase, pursue the acquisition of other strategic assets in the respective area to expand its position. The third and final phase includes the exploration phase of the plan where the Corporation continues to expand and explore for new horizons and pools in the area. This phase is initiated once a stable cash flow platform is created in the respective area to fund the exploration program.

NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

Vermilion is an oil and gas exploration, development and production company. Approximately 53% of the Corporation's oil and gas properties are currently located in Canada in the provinces of Alberta and Saskatchewan while the remaining 47% of the Corporation's properties are located in France. The properties include proven producing oil and gas reserves, proven plus probable oil and gas reserves not yet on production, and exploration acreage.

The oil and gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with many companies with greater financial strength and technical resources. Generally, there is intense competition for the acquisition of resource properties considered to have commercial potential.

The ability of the Corporation to engage in future exploration and development activities may depend on the availability of drilling rigs and/or crews to operate drilling rigs.

Oil and gas operations, including lease acquisitions are subject to extensive government regulations. Operations may be affected from time to time in varying degrees by political and ecological developments beyond the Corporation's control, such as restrictions on production, price controls, tax increases, expropriation of property, pollution controls and changes in conditions under which oil and gas may be exported. Export sales are subject to the authorization of provincial and federal government agencies. Exports to the United States from Canada also require the authorization of United States federal authorities.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The Corporation will be affected by the differential between the price paid by refiners for light quality oil and the medium grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and extensive governmental regulations relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation operates in France and there are a number of associated risks over which the Corporation has no control and there are no assurances that the economic and political condition in France will continue as they are at the present time. These risks include hyperinflation and non-convertibility; currency instability; potential and actual civil disturbances or war; business interruption through labour unrest and possible labour strikes; restriction of movements of funds outside of France; changes of laws affecting foreign ownership; government participation; crude oil and natural gas price regulation; taxation volatility with respect to corporate income taxes, royalty rates and import and export tariffs; potential expropriation of property without fair compensation and possible interruption or blockage of oil exports. There can be no assurance that the Corporation will be able to negotiate the formation of additional joint ventures, companies or other commercial arrangements on terms favourable to the Corporation. In addition, there can be no assurance that the existing joint ventures and companies will not be adversely affected by actions of governmental authorities. These joint ventures and companies were founded pursuant to, and their operations are governed by, a number of complex legal and contractual relationships and the effectiveness of enforcement of such contracts and relationships with parties in these jurisdictions is not known and cannot be assured.

Vermilion's operations are affected by the exchange rate between the Canadian dollar, the U.S. dollar and the Euro Dollar. The Corporation paid for its assets in France in French francs and all ongoing costs of operations in France will be denominated in francs. Revenues from all operations will be U.S. dollar denominated (Canada – West Texas Intermediate; France – Brent). The Corporation plans to reinvest the cash flow generated in France into development capital and future acquisitions, thereby creating a natural hedge and partially reducing the exposure to the French franc. Further, the Corporation regularly evaluates forward sale contracts for U.S. dollars or French francs and has incorporated a foreign exchange strategy into its corporate planning and budgeting.

Oil and gas operations have inherent environmental risks which are controlled through extensive government regulations both in Canada and France. Vermilion's assets in France include 68 wells on 26 concrete or steel platforms which are situated over a fresh water (inland) lake. The Corporation must manage additional environmental risk of any leakage into the lake causing further production interruptions or compensation to any third parties as a result of any damage. The Corporation will mitigate these risks through prudent production practices, including emergency response plans and strict maintenance and problem detection procedures, compliance with regulatory guidelines, and adequate pollution liability insurance.

CRUDE OIL AND NATURAL GAS MARKETING ARRANGEMENTS

Vermilion's gas marketing arrangements are limited to the Corporation's own production, which is marketed based on developing and maintaining a diversified portfolio of gas contracts in order to manage its exposure to gas pricing risk.

In France, the Corporation's production is sold directly to the refineries. The country's status as a net importer of crude guarantees Vermilion a ready market for their products in France.

France

Vermilion's crude is sweet and has an average API gravity of 34°. In the Paris Basin, the majority of the crude is pipelined to the Elf Grand Puits refinery where the Corporation receives an average daily price based on Brent crude less a marketing adjustment. In the Aquitaine Basin, production is pipelined to a storage facility at Ambès and is then shipped by tanker to an Elf refinery at Donges every four to six weeks. The Corporation receives a Brent crude price at the time of shipping.

For Vermilion's non-operated property at Vic-Bihl, the Corporation has negotiated long-term contracts and sells crude and natural gas directly to the operator.

Canada

A balanced portfolio approach is taken on the sale of Vermilion's natural gas production in Canada. The Corporation has contracted approximately 3% of its gas to a long-term reserves dedicated contract with a major systems aggregator. An additional 37% of the Corporation's gas production is sold at various one to two year fixed price arrangements and the remaining 60% is sold on the spot market. The Corporation has used fixed price and long-term contract arrangements to stabilize its cash flow, which has resulted in an average price, in the first quarter of 2002, in excess of $3.80 per Mcf in Canada

PRINCIPAL PROPERTIES

Canada Assets

The section "Q3" on pages 6 to 9 of the Corporation's 2001 Annual Report is incorporated herein by reference.

France Assets

The section "Q5" on pages 12 to 15 of the Corporation's 2001 Annual Report is incorporated herein by reference.

OIL AND NATURAL GAS RESERVES

Gilbert Laustsen Jung Associates Ltd., independent petroleum engineers of Calgary, Alberta ("GLJ") prepared a report dated February 15, 2002 (the "GLJ Report") appraising the oil and gas reserves owned by Vermilion in Alberta and Saskatchewan and France effective January 1, 2002 based on escalating and constant price assumptions.

The GLJ Report is summarized in the tables below. **The following tables summarize the evaluation of reserves prior to provision for income taxes and indirect costs. It should not be assumed that the**

discounted future net cash flows estimated by GLJ represent the fair market value of the reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Summary of Reserves - Canada
January 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls		Discounted at:			
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,309	11,522	124,133	90,750	4,738	3,099	689,000	400,000	341,000	300,000
Proved Nonproducing	929	806	25,136	20,000	851	582	72,000	37,000	27,000	20,000
Total Proved	14,238	12,328	149,269	110,750	5,589	3,681	761,000	437,000	368,000	320,000
Probable	3,439	3,012	64,672	49,291	2,300	1,532	311,000	103,000	76,000	60,000
Total Proved Plus Probable	17,677	15,340	213,941	160,041	7,889	5,213	1,072,000	540,000	444,000	380,000
Less 50% Probable	1,719	1,506	32,336	24,645	1,150	766	155,500	51,500	38,000	30,000
Proved Plus 50% Probable	15,958	13,834	181,605	135,396	6,739	4,447	916,500	488,500	406,000	350,000

Summary of Reserves - France
January 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls		Discounted at:			
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	23,864	19,966	4,108	3,944	-	-	225,000	128,000	108,000	94,000
Proved Nonproducing	6,245	5,366	-	-	-	-	86,000	29,000	18,000	12,000
Total Proved	30,109	25,332	4,108	3,944	-	-	311,000	157,000	126,000	106,000
Probable	11,127	9,417	1,152	1,106	-	-	145,000	34,000	20,000	11,000
Total Proved Plus Probable	41,236	34,749	5,260	5,050	-	-	456,000	191,000	146,000	117,000
Less 50% Probable	5,564	4,708	576	553	-	-	72,500	17,000	10,000	5,500
Proved Plus 50% Probable	35,672	30,041	4,684	4,497	-	-	383,500	174,000	136,000	111,500

Summary of Reserves - TOTAL
January 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls		Discounted at:			
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	37,173	31,488	128,241	94,694	4,738	3,099	914,000	528,000	449,000	394,000
Proved Nonproducing	7,174	6,172	25,136	20,000	851	582	158,000	66,000	45,000	32,000
Total Proved	44,347	37,660	153,377	114,694	5,589	3,681	1,072,000	594,000	494,000	426,000
Probable	14,566	12,429	65,824	50,397	2,300	1,532	456,000	137,000	96,000	71,000
Total Proved Plus Probable	58,913	50,089	219,201	165,091	7,889	5,213	1,528,000	731,000	590,000	497,000
Less 50% Probable	7,283	6,21	32,912	25,199	1,150	766	228,000	68,500	48,000	35,500
Proved Plus 50% Probable	51,630	43,875	186,289	139,893	6,739	4,447	1,300,000	662,500	542,000	461,500

Summary of Reserves - Canada
January 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls		Discounted at:			
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,365	11,505	123,970	90,618	4,732	3,090	577,000	348,000	298,000	263,000
Proved Nonproducing	932	806	25,126	19,989	850	582	50,000	23,000	16,000	11,000
Total Proved	14,297	12,311	149,096	110,607	5,582	3,672	627,000	371,000	314,000	274,000
Probable	3,488	3,038	64,820	49,400	2,304	1,530	218,000	81,000	60,000	48,000
Total Proved Plus Probable	17,785	15,349	213,916	160,007	7,886	5,202	845,000	452,000	374,000	322,000
Less 50% Probable	1,744	1,519	32,410	24,700	1,152	765	109,000	40,500	30,000	24,000
Proved Plus 50% Probable	16,041	13,830	181,506	135,307	6,734	4,437	736,000	411,500	344,000	298,000

Summary of Reserves - France
January 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	23,587	19,731	4,108	3,944	-	-	223,000	136,000	115,000	99,000
Proved Nonproducing	6,219	5,342	-	-	-	-	83,000	30,000	19,000	14,000
Total Proved	29,806	25,073	4,108	3,944	-	-	306,000	166,000	134,000	113,000
Probable	10,923	9,240	1,152	1,105	-	-	116,000	35,000	22,000	13,000
Total Proved Plus Probable	40,729	34,313	5,260	5,049	-	-	422,000	201,000	156,000	126,000
Less 50% Probable	5,461	4,620	576	552	-	-	58,000	17,500	11,000	6,500
Proved Plus 50% Probable	35,268	29,693	4,684	4,497	-	-	364,000	183,500	145,000	119,500

Summary of Reserves - TOTAL
January 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	36,952	31,236	128,078	94,562	4,732	3,090	800,000	484,000	413,000	362,000
Proved Nonproducing	7,151	6,148	25,126	19,989	850	582	133,000	53,000	35,000	25,000
Total Proved	44,103	37,384	153,204	114,551	5,582	3,672	933,000	537,000	448,000	387,000
Probable	14,411	12,278	65,972	50,505	2,304	1,530	334,000	116,000	82,000	61,000
Total Proved Plus Probable	58,514	49,662	219,176	165,056	7,886	5,202	1,267,000	653,000	530,000	448,000
Less 50% Probable	7,205	6,139	32,986	25,252	1,152	765	167,000	58,000	41,000	30,500
Proved Plus 50% Probable	51,309	43,523	186,190	139,804	6,734	4,437	1,100,000	595,000	489,000	417,500

NOTE

(1) "Gross reserves" are the total of the Corporation's working and/or royalty interest share before deduction of royalties owned by others.

"Net reserves" are the total of the Corporation's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Reserve Definitions

Reserves are evaluated by GLJ in accordance with the following definitions, which meet guidelines set out by Canadian securities regulatory authorities (National Policy Statement 2-B):

Proved Producing Reserves: Those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Proved Nonproducing Reserves: Those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Proved Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Escalating Dollar Case

GLJ Report
ESCALATING PRICE FORECAST
EFFECTIVE January 1, 2002

					Alberta Natural Gas Liquids				Alberta
								Edmonton	Plant
	Exchange				Spec	Edmonton	Edmonton	Pentanes	Gate
	Rate	WTI[1]	Par Price[2]	Brent	Ethane	Propane	Butane	Plus	Gas[3]
Year	**$US/$Cdn**	**$US/Bbl**	**$Cdn/Bbl**	**$US/Bbl**	**$Cdn/Bbl**	**$Cdn/Bbl**	**$Cdn/Bbl**	**$Cdn/Bbl**	**$/MMBTU**
2002	0.635	20.00	30.75	18.50	13.75	19.75	20.75	31.75	3.95
2003	0.650	21.00	31.25	19.50	15.25	20.25	21.25	32.25	4.35
2004	0.670	21.00	30.50	19.50	15.50	19.50	20.50	31.50	4.45
2005	0.690	21.00	29.50	19.50	15.75	18.50	19.50	30.00	4.50
2006	0.700	21.25	29.50	19.75	15.75	18.50	19.50	30.00	4.50
2007	0.700	21.75	30.00	20.25	15.75	19.00	20.00	30.50	4.50
2008	0.700	22.00	30.50	20.50	15.75	19.50	20.50	31.00	4.50
2009	0.700	22.25	31.00	20.75	15.75	19.75	21.00	31.50	4.55
2010	0.700	22.50	31.50	21.00	16.00	20.25	21.50	32.00	4.60
2011	0.700	23.00	32.00	21.50	16.25	20.50	22.00	32.50	4.70
2012	0.700	23.25	32.50	21.75	16.50	20.75	22.50	33.00	4.75
2013+	0.700	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

NOTES:

(1) West Texas Intermediate Crude Oil landed at Cushing, Oklahoma.

(2) Equivalent price for Light Sweet Crude Oil (40° API, 0.3%S) at Edmonton, Alberta.

(3) Gas reference price represents the average of all system and direct (spot and firm) sales. The plant gate price represents the price before raw gas gathering and processing charges are deducted.

Canada Properties

GLJ has prepared the Canadian price and market forecasts after a comprehensive review of information available through to November 2001. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data, from all sources has been accepted as represented without detailed investigation by GLJ. The forecasts presented herein are based on an informed interpretation of currently available data. While they are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainly in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

France Properties

Crude oil price forecasts for the fields in the Acquitaine and Paris Basin have been calculated using the applicable quality and transportation tariff adjustments provided by Vermilion.

Crude oil prices for the Vic Bilh Field, which produces medium-heavy quality crude oil, are calculated using a formula that accounts for the value of the products refined from the crude versus that of Brent Blend crude oil. As such, the differential between Vic Bilh and Brent Blend crude oil widens as the Brent Blend price rises. GLJ has forecast the crude oil price at Vic Bilh based on the actual differential between Vic Bilh and Brent Blend for crude oil sales in the month of December 2001. December was chosen as the Brent blend price for the month is very close to GLJ's near term price forecast. Gas prices at Vic Bilh are related to the price of oil and have been tied to GLJ's forecast of crude oil prices for Brent Blend.

Royalties

Canada Properties

A full provision for Crown royalties and mineral taxes, freehold and overriding royalties and the latest royalty and incentive regulations of the applicable Provincial Government have been included in the GLJ Report.

France Properties

National Royalties payable on production in France are based on a percentage of petroleum product sales net back (sales revenue less transportation to sales point for oil and sales revenue less processing and transportation to sales point for gas). The royalty percentage is calculated based on provisions for volumes produced annually in a field and the date on which the wells were drilled as follows:

Oil Wells:

Annual Production	Wells Drilled Prior to January 1, 1980	Wells Drilled After January 1, 1980
0-50 Kilotonnes	8%	0%
50-100 Kilotonnes	20%	6%
100-300 Kilotonnes	30%	9%
Above 300 Kilotonnes	30%	12%

1 Kilotonne of oil is equivalent to 7,490 stock tank barrels of oil assuming a relative density of 0.84 (37° API).

Gas Wells:

Annual Production	Wells Drilled Prior to January 1, 1980	Wells Drilled After January 1, 1980
0-300 10^3m^3	0%	0%
Above 300 10^3m^3	30%	6%

Departmental and Communal Tariffs (Taxes)

Oil and gas production in France is subject to Departmental and Communal Taxes ("RCDM") at a rate of 14.14 Euros/Metric Tonne. The following are the applicable rates in $CDN/Bbl for 2002:

Field	RCDM $/Bbl
Parentis	2.67
Mothes	2.89
Lugos	2.89
Lucats	2.59
Cabeil	2.61
Donnemarie	2.62
Malnoue	2.65
Champotran	2.61
Bremonderie	2.64
Vulaines	2.66
Vic Bilh	2.81

The RCDM applicable to gas sales from the Vic Bilh Field is estimated at 0.23 $CDN/Mcf for 2002. The RCDM is forecast to increase at a rate of 1.5 percent per year.

Constant Dollar Case

For the Unescalated (Constant Dollar) Case, GLJ has prepared economic forecasts based on the following December 31, 2001 prices held constant as supplied by Vermilion.

• West Texas Intermediate crude oil	$19.84 U.S./Bbl
• Dated Brent Blend crude oil	$19.01 U.S./Bbl
• AECO C gas	$ 3.48 CDN/GJ

In conjunction with the above, GLJ used the following Edmonton posted prices:

• Edmonton Light crude oil	$31.17 CDN/Bbl
• Condensate	$31.97 CDN/Bbl
• Propane	$20.17 CDN/Bbl
• Butane	$21.17 CDN/Bbl

Prices were adjusted for quality and transportation differentials for each property. Capital and operating costs were held constant in 2002 dollars.

Capital Expenditures

GLJ estimated total capital expenditures (net to the Corporation) to achieve the proved and 50% probable estimated present worth based on constant price assumptions to be $173,300,000 of which $59,900,000,

and $34,800,000 are estimated for 2002 and 2003, respectively. The GLJ Report estimated capital expenditures (net to the Corporation) to achieve the proved and 50% probable estimated present worth, based on escalating price assumptions to be $188,000,000, of which $59,900,000 and $34,800,000 are estimated for 2002 and 2003, respectively.

RECONCILIATION OF RESERVES

The following tables provide a reconciliation of Vermilion Resources Ltd. estimated reserves from December 31, 2000 to December 31, 2001:

Crude Oil (*thousands of barrels*)

	Total Proven	Probable	Total
December 31, 2000	51,903	17,677	69,580
Production	(4,229)	-	(4,229)
Additions	4,927	1,256	6,183
Acquisitions	84	25	109
Dispositions	(100)	-	(100)
Revisions	(8,238)	(4,392)	(12,630)
December 31, 2001	44,347	14,566	58,913

Natural Gas (*billions of cubic feet*)

	Total Proven	Probable	Total
December 31, 2000	174.7	29.7	204.4
Production	(19.8)	-	(19.8)
Additions	39.1	15.8	54.9
Acquisitions	-	-	-
Dispositions	-	-	-
Revisions	(40.6)	20.3	(20.3)
December 31, 2001	153.4	65.8	219.2

Natural Gas Liquids (*thousands of barrels*)

	Total Proven	Probable	Total
December 31, 2000	7,092	1,044	8,136
Production	(631)	-	(631)
Additions	1,441	583	2,024
Acquisitions	-	-	-
Dispositions	-	-	-
Revisions	(2,313)	673	(1,640)
December 31, 2001	5,589	2,300	7,889

UNDEVELOPED LAND

The section "UNDEVELOPED LANDHOLDINGS" on page 59 of the Corporation's 2001 Annual Report, is incorporated herein by reference.

Seaton-Jordan & Associates Ltd. ("Seaton-Jordan"), independent consultants, prepared a report dated March 1, 2002 (the "Seaton-Jordan Report"), evaluating as of December 31, 2001 the undeveloped land holdings held by the Corporation in Canada, on a lease by lease basis, which estimated the total value of such undeveloped lands to be $45,143,008.

The evaluation in the Seaton-Jordan Report was based on a review of recent land sale activity in the immediate vicinity of each of the Corporation's properties.

DRILLING HISTORY

The table "EXPLORATION AND DEVELOPMENT DRILLING" on page 60 of the Corporation's 2001 Annual Report, is incorporated herein by reference.

OIL AND NATURAL GAS WELLS

The following table sets forth the number and status of wells in which the Corporation has a working or a royalty interest, which are producing or which the Corporation considers to be capable of production as at December 31, 2001.

Canada

	Producing				Shut-in[1]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta								
Drayton Valley	92	57.4	125	93.2	29	22.8	30	19.8
Southern Foothills	2	2.0	29	8.4	--	--	6	1.6
Mastin Lake	2	1.0	96	78.0	1	0.5	44	31.4
Peace River Arch	1	0.2	7	5.3	--	--	3	3.0
Slave Lake	138	105.9	2	2.0	50	39.0	4	2.4
Other	--	--	--	--	3	3.0	--	--
TOTAL	235	166.5	259	186.9	83	65.3	87	58.2

France

	Producing				Shut-in[1]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Aquitaine Basin								
Parentis	59	59.0	--	--	21	21.0	--	--
Lugos	17	17.0	--	--	5	5.0	--	--
Mothes	4	4.0	--	--	2	2.0	--	--
Lucats-Cabeil	2	2.0	--	--	2	2.0	--	--
Paris Basin								
Champotran	10	10.0	--	--	3	3.0	--	--
Bremonderie	1	1.0	--	--	--	--	--	--
Donnemarie	1	1.0	--	--	1	1.0	--	--
Vulaines	9	9.0	--	--	2	2.0	--	--
Malnoue	6	6.0	--	--	2	2.0	--	--
South Aquitaine	21	5.7	--	--	18	4.9	1	1.0
TOTAL	130	114.7	--	--	56	42.9	1	1.0

NOTES:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Vermilion has an interest are located no further than 10 kilometres from gathering systems, pipelines or other means or transportation.

(2) "Gross" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

CAPITAL EXPENDITURES

The table entitled "CAPITAL EXPENDITURES ($m)" on page 39 of the Corporation's 2001 Annual Report, is incorporated herein by reference.

FUNDING OF CAPITAL EXPENDITURES

The table entitled "FUNDING OF CAPITAL PROGRAM" on page 39 of the Corporation's 2001 Annual Report, is incorporated herein by reference.

History – Daily Sales Volume and Per-Unit Results

The following tables summarize the Corporation's daily sales volume and per-unit results on a quarterly basis for 2001 and 2000:

	Daily Sales Volume and Per-Unit Results Year Ended December 31, 2001				
SALES	Year	Q4	Q3	Q2	Q1
CANADA					
Crude Oil (Bbls/d)	5,425	5,526	5,641	5,142	5,392
Natural Gas Liquids (Bbls/d)	1,729	1,752	1,671	1,869	1,625
Natural Gas (Mmcf/d)	53.41	57.99	53.48	50.35	51.74
Total Canada (BOE/d) 10:1	12,495	13,077	12,660	12,046	12,191
Total Canada (BOE/d) 6:1	16,056	16,943	16,225	15,403	15,640
FRANCE					
Crude Oil (Bbls/d)	6,162	6,290	6,228	6,286	5,835
Natural Gas Liquids (Bbls/d)	-	-	-	-	-
Natural Gas (Mmcf/d)	0.82	0.71	0.76	0.81	1.00
Total France (BOE/d) 10:1	6,244	6,361	6,304	6,367	5,935
Total France (BOE/d) 6:1	6,298	6,408	6,355	6,422	6,002
COMBINED					
Crude Oil (Bbls/d)	11,587	11,816	11,869	11,428	11,227
Natural Gas Liquids (Bbls/d)	1,729	1,752	1,671	1,869	1,625
Natural Gas (Mmcf/d)	54.23	58.70	54.24	51.16	52.74
Combined Total (BOE/d) 10:1	18,739	19,438	18,964	18,413	18,126
Combined Total (BOE/d) 6:1	22,354	23,351	22,580	21,823	21,642
PER-UNIT RESULTS					
Natural Gas – Canada ($/thousand cubic feet)					
Price, net of transportation costs	5.34	3.89	3.40	6.18	8.24
Royalties	1.53	1.06	1.04	1.86	2.24
Operating Costs	0.43	0.45	0.44	0.42	0.41
Netback	3.38	2.38	1.92	3.90	5.59
Natural Gas – France (C$/thousand cubic feet)					
Price, net of transportation costs	5.23	3.94	4.00	8.24	4.53
Royalties	0.23	0.20	0.18	0.31	0.20
Operating Costs	3.43	4.07	4.04	3.20	2.70
Netback	1.57	0.33	0.22	4.73	1.63
Conventional Light & Medium Oil and Natural Gas Liquids – Canada ($/barrel)					
Price, net of transportation costs	37.95	29.03	37.92	41.50	43.85
Royalties	9.48	7.11	9.22	11.13	10.59
Operating Costs	4.72	5.37	4.55	4.43	4.51
Netback before hedge costs (Gains)	23.75	16.55	24.15	25.94	28.75
Hedge Costs (Gains)	0.80	(3.12)	0.34	3.15	3.05
Netback after hedge costs (Gains)	22.95	19.67	23.81	22.79	25.70
Conventional Light & Medium Oil and Natural Gas Liquids – France (C$/barrel)					
Price, net of transportation costs	32.32	25.36	29.67	39.00	35.53
Royalties	4.09	3.51	4.11	4.29	4.49
Operating Costs	5.10	4.76	5.43	4.68	5.56
Netback before hedge costs (Gains)	23.13	17.09	20.13	30.03	25.48
Hedge Costs (Gains)	0.25	(2.03)	0.56	1.51	0.97
Netback after hedge costs (Gains)	22.88	19.12	19.57	28.52	24.51

	Daily Sales Volume and Per-Unit Results Year Ended December 31, 2000				
SALES	Year	Q4	Q3	Q2	Q1
CANADA					
Crude Oil (Bbls/d)	4,514	5,030	4,672	4,827	3,519
Natural Gas Liquids (Bbls/d)	1,713	1,903	1,789	1,752	1,405
Natural Gas (Mmcf/d)	39.11	50.15	40.77	37.56	27.84
Total Canada (BOE/d) 10:1	10,138	11,948	10,538	10,335	7,708
Total Canada (BOE/d) 6:1	12,746	15,291	13,256	12,839	9,564
FRANCE					
Crude Oil (Bbls/d)	5,434	5,617	5,667	5,145	5,305
Natural Gas Liquids (Bbls/d)	-	-	-	-	-
Natural Gas (Mmcf/d)	0.97	0.98	1.01	0.70	1.16
Total France (BOE/d) 10:1	5,531	5,715	5,768	5,215	5,421
Total France (BOE/d) 6:1	5,595	5,780	5,835	5,262	5,498
COMBINED					
Crude Oil (Bbls/d)	9,948	10,647	10,339	9,972	8,824
Natural Gas Liquids (Bbls/d)	1,713	1,903	1,789	1,752	1,405
Natural Gas (Mmcf/d)	40.08	51.13	41.78	38.26	29.00
Combined Total (BOE/d) 10:1	15,669	17,663	16,306	15,550	13,129
Combined Total (BOE/d) 6:1	18,341	21,071	19,091	18,101	15,062

PER-UNIT RESULTS

	Year	Q4	Q3	Q2	Q1
Natural Gas – Canada ($/thousand cubic feet)					
Price, net of transportation costs	5.58	8.07	5.23	4.38	3.17
Royalties	1.62	2.27	1.67	1.24	0.89
Operating Costs	0.34	0.45	0.27	0.26	0.33
Netback	3.62	5.35	3.29	2.88	1.95
Natural Gas – France (C$/thousand cubic feet)					
Price, net of transportation costs	4.40	4.26	4.32	4.99	4.24
Royalties	0.23	0.19	0.18	0.40	0.19
Operating Costs	3.53	4.56	2.81	4.11	2.94
Netback	0.64	(0.49)	1.33	0.48	1.11
Conventional Light & Medium Oil and Natural Gas Liquids – Canada ($/barrel)					
Price, net of transportation costs	41.15	45.15	42.80	38.62	36.67
Royalties	10.23	11.24	10.42	10.09	8.73
Operating Costs	3.62	4.04	3.61	3.34	3.41
Netback before hedge costs	27.30	29.87	28.77	25.19	24.53
Hedge Costs	5.31	6.72	6.02	4.05	4.05
Netback after hedge costs	21.99	23.15	22.75	21.14	20.48
Conventional Light & Medium Oil and Natural Gas Liquids – France (C$/barrel)					
Price, net of transportation costs	38.52	37.85	43.56	36.84	35.44
Royalties	4.47	4.92	4.48	4.01	4.45
Operating Costs	5.47	6.25	5.33	5.46	4.78
Netback before hedge costs	28.58	26.68	33.75	27.37	26.21
Hedge Costs	2.54	2.89	3.06	2.09	2.06
Netback after hedge costs	26.04	23.79	30.69	25.28	24.15

History – Acquisition and Capital Expenditures

The following tables summarize acquisitions and corporate expenditures related to Vermilion's activities on a quarterly basis for 2001 and 2000:

Acquisitions and Corporate Expenditures
Year Ended December 31, 2001
($000s)

	Year	Q4	Q3	Q2	Q1
Land & Seismic	28,865	6,333	7,302	6,754	8,476
Exploration drilling	18,362	4,304	4,064	3,003	6,991
Development expenditures	113,468	23,568	37,505	28,671	23,724
Property acquisitions	2,194	262	977	627	328
Total	162,889	34,467	49,848	39,055	39,519

Acquisitions and Corporate Expenditures
Year Ended December 31, 2000
($000s)

	Year	Q4	Q3	Q2	Q1
Land & Seismic	10,034	2,786	2,406	2,612	2,230
Exploration drilling	13,755	3,242	4,126	3,044	3,343
Development expenditures	72,245	27,326	15,308	14,636	14,975
Property acquisitions	36,779	4,478	-	31,028	1,273
Corporate acquisitions	32,725	1,697	31,028	-	-
Total	165,538	39,529	52,868	51,320	21,821

Future Commitments

The following table summarizes Vermilion's future commitments to sell gas as at December 31, 2001:

Future Commitments
As at December 31, 2001

	Total Commitment ***($ thousands)***	**Price** ***(S/gigajoule)***	**Volume** ***(thousand gigajoules)***	**Year of Commitment**
Gas				
Sales	43,826	4.74	9,246	2002
	33,440	5.00	6,688	2003

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to each of the last five completed financial periods of the Corporation.

($000's except share and per share amounts)

	2001	2000	1999	1998	1997
Petroleum and natural gas sales	$274,899	$234,653	$108,443	$55,660	$53,693
Total petroleum and natural gas sales, net of royalties	211,155	179,123	86,719	45,151	45,136
Net earnings	65,743	61,449	20,008	3,438	11,358
Net earnings per share					
Basic	$1.21	$1.17	$0.40	$0.07	$0.30
Fully diluted	$1.17	$1.14	$0.37	$0.07	$0.29
Cash flow from operations	152,885	138,151	55,349	19,621	26,378
Cash flow from operations per share					
Basic	$2.81	$2.63	$1.12	$0.42	$0.70
Fully diluted	$2.71	$2.49	$1.01	$0.41	$0.67
Total book value of assets	605,779	489,703	303,343	264,713	130,231
Total long-term debt	101,053	101,619	95,539	93,903	17,549
Shareholders' equity	$279,043	$213,439	$149,053	$123,757	$77,722
Shares outstanding at period end	55,014,032	54,489,920	51,360,293	49,188,517	42,154,338
Share price at period end	$10.00	$8.00	$4.45	$2.85	$8.25

The following table sets forth selected consolidated financial information with respect to each of the last eight completed financial quarters of the Corporation.

Selected Quarterly Information

	3 Months Ended March 31, 2001	3 Months Ended June 30, 2001	3 Months Ended Sept. 30, 2001	3 Months Ended Dec. 31, 2001
Total petroleum and natural gas sales, net of royalties	$63,207	$56,738	$45,292	$45,918
Net earnings	23,615	22,279	11,949	$7,900
Net earnings per share				
Basic	$0.44	$0.41	$0.21	$0.15
Fully diluted	$0.42	$0.40	$0.21	$0.14
Cash flow from operations	50,054	42,137	31,127	$29,567
Cash flow from operations per share				
Basic	$0.92	$0.78	$0.57	$0.54
Fully diluted	$0.89	$0.76	$0.55	$0.51

Selected Quarterly Information

	3 Months Ended March 31, 2000	3 Months Ended June 30, 2000	3 Months Ended Sept. 30, 2000	3 Months Ended Dec. 31, 2000
Total petroleum and natural gas sales, net of royalties	$30,853	$40,090	$48,178	$60,002
Net earnings	9,436	13,198	16,763	22,052
Net earnings per share				
Basic	$0.18	$0.26	$0.32	$0.41
Fully diluted	$0.18	$0.24	$0.30	$0.40
Cash flow from operations	23,558	30,126	37,071	47,396
Cash flow from operations per share				
Basic	$0.46	$0.58	$0.71	$0.88
Fully diluted	$0.43	$0.54	$0.67	$0.85

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's Management's Discussion and Analysis, relating to the Corporation's consolidated financial statements for the fiscal years ended December 31, 2001 and 2000, which is contained on pages 35 to 45 of the Corporation's 2001 Annual Report, is incorporated herein by reference.

GOVERNMENT REGULATIONS – CANADA

The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government. In addition to federal regulation, each province has enacted legislation and regulations that govern land tenure, production rates, royalties, environmental protection and other matters. Vermilion does not expect these controls and regulations to affect its operations in a manner significantly different than they will affect other oil and gas companies of similar size.

Land Tenure

The substantial majority of oil and natural gas mineral rights in Canada are vested in the governments of the jurisdictions in which such rights are located. Governments normally grant licences or leases to third parties such as the Corporation to permit the exploration for and development of the mineral rights. The terms of such licences and leases normally require the timely and orderly development of the relevant mineral rights.

Production

The provincial governments regulate production in accordance with sound engineering and conservation practices and usually establish daily production limits. Production is also limited by pipeline capacities, demand for natural gas and various grades of crude oil and, in limited circumstances, by maximum rate limitations imposed by regulatory authorities to encourage maximum recovery.

Price

Governments play little role in the pricing of oil and natural gas. Producers of oil negotiate sales contracts directly with purchasers thereof, resulting in a market determined price. Price normally depends on factors such as quality, price of competing oils, distance to market and value of refined products. Natural gas prices are likewise market determined by negotiation between buyers and sellers and normally depend on factors such as price of competing gas, distance to market, length of contract term and other contractual terms.

Provincial Royalties and Incentives

The royalty regime applicable to particular oil and natural gas production is a significant factor in determining its profitability. Royalties payable on production from land other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of production and vary depending on factors such as prescribed reference prices, well productivity, geographical bcation, field discovery date, method of recovery and the type and quality of the petroleum product produced. From time to time, the governments of Canada, Alberta, Saskatchewan and British Columbia have established incentive programs for the purpose of encouraging oil and gas exploration that have included royalty rate reductions, royalty holidays and tax credits.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for the exploration and development of oil reserves in Alberta. These include oil royalty holidays for specific wells and royalty reductions that reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In addition, a producer of oil or natural gas in Alberta may be entitled to a rebate in respect of Crown royalties paid on eligible producing properties by virtue of the Alberta Royalty Tax Credit ("ARTC") program. The rebate available is based on a specified percentage (the "ARTC Rate") of the Alberta Crown royalties paid by the Corporation, subject to a maximum amount. Effective January 1, 1995, changes were announced to the ARTC program. The ARTC Rate is now based on a royalty tax credit reference price, which is derived from heavy and non-heavy oil and natural gas par prices. The ARTC Rate varies between 75% at prices below $15.89/Bbl and 25% at prices above $33.37/Bbl. The ARTC Rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum ARTC entitlements are generally not eligible for ARTC. The ARTC Rate is established quarterly based on the average par price as determined by the Department of Energy (Alberta) for the previous quarterly period. Under the recently announced changes, the ARTC program will continue on three-year rolling terms and does not contain a sunset provision.

Both royalty holidays and reductions and the ARTC serve to increase reinvestment and increase the net income of the Corporation.

The government of Saskatchewan revised its fiscal regime for the oil and gas industry effective January 1, 1994. Some royalties on wells existing as of that date remained unchanged and such wells are therefore subject to various periods of royalty tax reduction. While a number of incentives were eliminated or reduced, incentives for vertical infill wells and lower cost horizontal wells, new incentive programs were entitled to greater exploration and development activity in the province.

Exports

While Vermilion is not directly involved in the business of oil or gas exportation, its sales are indirectly affected by governmental control and regulation of the removal of oil and natural gas from Alberta and Saskatchewan into other parts of Canada and their further exportation beyond the borders of Canada.

The governments of Alberta and Saskatchewan regulate the volume of natural gas that may be removed therefrom based on factors such as reserve availability, transportation arrangements and market conditions. Crude oil and natural gas may be exported from Canada pursuant to export contracts with terms not exceeding one year in the case of light crude, and two years in the case of heavy crude and natural gas, provided that an approval order has been obtained from the National Energy Board (the "NEB"). Any export to be made pursuant to a contract of longer duration requires an export license from the NEB, the issuance of which requires the approval of the Governor in Council.

North American Free Trade Agreement

The North American Free Trade Agreement (the "NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. The NAFTA carries for, and most of the material energy terms that are contained in the Canada-U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not (i) reduce the proportion of energy resource exported relative to domestic use, (ii) impose an export price higher than the domestic price, or (iii) disrupt normal

channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulation pursuant to both provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with oil and gas operations. Legislation also requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation may require significant expenditures to be incurred and a breach of any such legislation may result in suspension or revocation of required licenses and authorizations, civil liability for resulting damage and the imposition of fines and penalties.

In Alberta, environmental compliance is governed by the *Environmental Protection and Enhancement Act* (the "EPEA"). In addition to consolidating prior environmental legislation, the EPEA imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes significantly greater penalties for non-compliance.

Environmental legislation requires that well and facility sites must be abandoned and reclaimed to the satisfaction of provincial authorities. Vermilion estimates its total future site restoration costs and provides for them using the unit-of-production method based on proved reserves. The provision is recorded on the balance sheet as "Provision for future site restoration". As at December 31, 2001, this amount was $7,965,000 (December 31, 2000 was $6,253,000).

Vermilion is committed to meeting its legal and moral responsibility to protect the environment. Vermilion anticipates making increased expenditures of both a capital and expense nature as a result of the higher environmental standards demanded of oil and gas companies by both legislation and the general public. The amount of these expenditures cannot presently be determined.

Vermilion believes that it is in material compliance with all applicable environmental laws and regulations.

Safety Regulation

Vermilion is committed to protecting and promoting the health and safety of its employees and other stakeholders in all of its operations. To that end, Vermilion has implemented a formal safety program that it will continue to monitor and upgrade. This program is designed to ensure that Vermilion meets or exceeds all applicable government regulations relating to health and safety.

GOVERNMENT REGULATIONS – FRANCE

The oil and gas sector in France is regulated and controlled by various administrative entities both at the national and local levels, pursuant to that country's Mining Code.

EXPLORATION AND EXPLOITATION ACTIVITIES REGULATIONS

Exploration and exploitation of oil and natural gas may be carried out in France without any mineral title by a land owner on its own property, by a third party with the owner's consent or pursuant to an administrative authorization granted for a short time period. In order to obtain an exclusive exploration or exploitation right however a formal permit must be acquired.

Almost all companies undertaking exploration activities in France do so pursuant to the exclusive permit procedure.

Exclusive Exploration Permit

Exploration permits are granted by ministerial order upon recommendation of the General Council of Mines (*Conseil Général des Mines*). Such permit may be granted to an individual or to a commercial legal entity of French or foreign nationality.

The application and supporting documents are filed with the Ministry of Industry, with copies to the local administration representatives. It must contain detailed information on the area concerned and the work commitments proposal as well as the applicant's financial and technical capacity.

Whenever several applicants wish to be issued jointly a single exploration permit, the authorities require as a condition precedent to the issuance of the permit, that a joint operating agreement be entered into between the applicants. In the event competing bids are filed in respect of the same property, the authorities may request that the applicants enter into a joint venture agreement with each other and, in that case, the exploration permit would be issued jointly to them. The decision by the authorities to grant a mineral permit is discretionary and based primarily on the technical and financial capacity of the applicant.

Exploration permits are granted for a maximum period of five years and are renewable twice for additional five year periods. The permit area is reduced by half at the first renewal and by a quarter of the remaining area at the second renewal. Notwithstanding these reductions, the surface area of an exploration permit cannot be reduced to less than 175 km^2. Exclusive exploration permits grant the right to undertake any activity which is required for the exploration for hydrocarbons within the permit area. During the term of the exploration permit, the holder has the exclusive right to obtain exploitation rights through the granting of a concession, with respect to any hydrocarbon discoveries made within the permit.

Exploration permits are transferable with the prior authorization of the authorities.

Exploitation Titles

Exploitation activities were traditionally carried out by commercial entities pursuant to either an exploitation permit or a concession, which were both available up to 1994.

a. Exploitation Permits

Since 1994, exploitation permits are no longer being granted although any exploitation permits that were granted before that time remain valid for their original term.

Exploitation permits were usually granted where the field was of lesser significance (less than 300 million cubic metres of natural gas and 300,000 tons of liquid hydrocarbons) or in some cases where the field appeared to be of sufficient size to warrant significant exploration activity. Where the total production of a field exceeded 300 million cubic metres of natural gas or 300,000 tons of liquid hydrocarbons, the holder of an exploitation permit was required to apply for the conversion of its exploitation permit into a concession. Exploitation permits were granted by a ministerial order upon recommendation of the General Council of Mines (*Conseil Général des Mines*).

A holder of an exploitation permit has the same exclusive right as the holder of a concession to conduct exploitation activities within the area of the permit. The permits have a maximum term of fifteen years, with an initial term of five years and with two subsequent renewals for five additional years each. Renewals are granted by a ministerial order upon the recommendation of the General Council of Mines.

b. Concessions

A concession is awarded by government decree, after a public enquiry, and a local administrative consultation, upon the recommendation of the General Council of Mines and the State Council (*Conseil d'Etat*).

A concession gives to the holder an exclusive right to exploit hydrocarbons within the concession area. A concession is granted for a maximum period of 50 years (with the possibility of 25 years extensions). All reserves discovered during the term of the concession can be exploited under the concession and there are also minimal exploration commitments required thereunder.

The rights and obligations of a concession holder are set forth in a standard administrative agreement (*Cahier des Charges*) and the holder of a concession is subject to continuous reporting requirements relating to production and storage. Financial obligations of the concession holder include an indemnification of the land owner and royalties payable to the Government.

The holder of the concession must inform the Ministry of Industry within five years before the end of the concession whether it intends to continue to exploit the concession and if so, the holder must apply for a renewal at that time. Such renewal requires a governmental decree.

A transfer or a partial or total relinquishment of the concession by the holder can be completed, subject to prior authorization. In the case of a total relinquishment the authorization is automatic although a ministerial order is required.

At the end of the term of the concession, the land and facilities, which are necessary to continue production, are transferred to the Government without any compensation.

MARKETING OF PRODUCTION

Natural Gas

The sale and distribution of natural gas production in France is controlled by Gaz de France, a state owned corporation. Gas produced from the field is generally sold to Gaz de France at the wellhead and at the prevailing market prices or negotiated prices. Similarly, transportation of natural gas is to be carried out through the granting of permits by the Government.

Oil

Since the French oil market was deregulated in 1992, exports, imports, sale and distribution as well as transportation of crude oil no longer requires any specific prior authorization; crude oil can therefore be sold at free market prices which are generally based upon quality, prices of competing fuels, distance to market and the value of refined product.

STATE AND LOCAL ROYALTIES AND INCENTIVES

Income relating to production is taxed pursuant to the standard French income tax regime. In addition, the following specific taxes are applicable:

Mineral title holders must pay to the Government progressive royalties based on the wellhead value of production, at the following rates (These rates apply to production from field existing after January 1, 1980. Royalties provided for in the Mining Code have different rates depending upon whether they relate to production from fields existing prior to January 1, 1980 or to new production.):

Oil: Annual production levels

0 to 50,000 tonnes	0%
50,000 to 100,000 tonnes	6%
100,000 to 300,000 tonnes	9%
300,000 and more	12%

Gas: Annual production levels

0 - 300 10^3m^3	0%
Above 300 10^3m^3	6%

These royalties are deductible from the corporate tax pay able but are not payable in respect of offshore fields.

Additional department and communal mining taxes are provided for by the French tax code (*Code général des impots*). These are proportional taxes that are determined by multiplying production by a unit rate which is determined annually by the applicable regulations. These taxes are deductible for corporate tax purposes and are reduced by one half for interior seas, and are not payable in respect of offshore fields.

An additional tax was levied on the profits realized by oil companies, whose revenue from the sale of production within France is a least 100 million French Francs ($25 million CDN). The 1997 tax was levied on the 1995 profits at the rate of 12%. This tax was not deductible for corporate tax purposes. New fields exploited from 1994 (post 1994 production) were exempt from this tax. Effective January 1, 1999, the 12% additional tax terminated through legislation.

Oil companies are exempted from business tax (*axe professionnelle*) for their extraction handling and sale of extracted products operations.

Finally, the French tax code provides for a depletion allowance (*Provision pour Reconstitution des Gisements*) which enables oil producing companies to deduct each year from their taxable income a reserve not exceeding either 50% of profits or 23.5% of sales. These deductible amounts must be reinvested within two years in the exploration for new fields in France, failing which they will be included in the taxable profits. The allowance must be fully reintegrated into the Corporations taxable income over the following five years.

EMPLOYEES

At December 31, 2001, Vermilion employed 132 people on a permanent basis.

MARKET

The Corporation's common shares were listed on The Alberta Stock Exchange until July 23, 1996 and since June 27, 1996 have been trading on The Toronto Stock Exchange.

DIVIDEND POLICY

The Corporation has never paid a dividend on its common shares and has no express or stated policy in respect of the declaration or payment of any such dividends. Any decision to declare and pay dividends on any shares of the Corporation in the future will be made by the board of directors of the Corporation on the basis of the terms and conditions attaching to such shares, the Corporation's earnings, financial conditions and requirements, and other conditions and factors existing at the time and which the board of directors of the Corporation may consider appropriate in the circumstances.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, principal occupation for the last five years, and year first elected to the board of directors of each of the current directors of the Corporation. The term of office of each director will expire at the end of the next annual meeting of shareholders of the Corporation.

Name and Municipality of Residence	Date Since Served as a Director	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	1994	Since July 1994, President, Chief Executive Officer and Director of the Corporation; since March 1995, Director of Vermilion Gas Marketing Inc.
Claudio A. Ghersinich Calgary, Alberta	1994	Appointed Executive Vice President, New Ventures in December 2000 and since February 1995, Executive Vice President and Director of the Corporation; since March 1995, Director of Vermilion Gas Marketing Inc.
Lorenzo Donadeo Calgary, Alberta	1994	Appointed Executive Vice President and Chief Operating Officer in December 2000 and since February, 1995, Executive Vice President and Director of the Corporation; from March 1995, President and Director of Vermilion Gas Marketing Inc.
Charles W. Berard(1)(2)(3)(4)(5) Calgary, Alberta	1997	Partner at Macleod Dixon, Barristers and Solicitors
Joseph Killi(1)(2)(3)(4) Calgary, Alberta	1999	President of Rosebridge Capital Corporation Inc.

NOTES:

(1) Member of the Audit Committee. The Corporation is required, pursuant to the *Business Corporations Act* (Alberta), to have an Audit Committee of the Board of Directors. The Corporation does not have an executive committee.
(2) Member of the Compensation Committee.
(3) Member of the Environment and Safety Committee.
(4) Member of the Independent Reserves Committee.
(5) Lead Director

The following table sets forth all of the current officers of the Corporation, their current positions with the Corporation, and where not already disclosed above, their principal occupation for the last five years.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	President and Chief Executive Officer	–
Claudio A. Ghersinich Calgary, Alberta	Executive Vice President, New Ventures	–
Lorenzo Donadeo Calgary, Alberta	Executive Vice President and Chief Operating Officer	–
Stephen Bjornson Calgary, Alberta	Vice President, Finance, Corporate Secretary and Chief Financial Officer	Appointed Chief Financial Officer in November 2000 and since May 1997 has also been Vice President, Finance and Corporate Secretary for the Corporation; from November 1995 to May 1997, Controller and Corporate Secretary for the Corporation and Vermilion Gas Marketing Inc..
Chris Baker Calgary, Alberta	Vice-President, Exploration	Since July 1998, Vice President, Exploration for the Corporation; from February, 1994 Vice President, Exploration for Dorset Exploration Ltd.
C. Tom Banks Calgary, Alberta	Vice-President, Production & Engineering	Since May 2000, Vice President, Production & Engineering for the Corporation; from April 1997 Manager, Production and Marketing for the Corporation; from June 1996 Manager, Engineering for Dominion Explorers Inc.
Raj Patel Calgary, Alberta	Vice-President, Marketing	Since January 2001, Vice President, Marketing for the Corporation; from September 1996 President Access Energy Management; from January 1994 Manager Marketing for Penzoil Canada Inc.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Doug Reynolds Calgary, Alberta	Vice-President, Land	Since April 2002, Vice President, Land for the Corporation; from February 2000 Senior Landman and Land Manager for Foothills N.E. B.C. and Hamburg Areas at Burlington Resources Canada Ltd.; from October 1998, Land Negotiator for East Coast at Exxon Mobil Canada Energy; from October 1997, Land Consultant for Exxon Mobil Canada Energy.

As at April 30, 2002, the directors and officers of the Corporation, as a group, owned directly or indirectly 6,403,147 common shares or approximately 11.5% of the issued and outstanding common shares of the Corporation.

CONFLICTS OF INTEREST

Certain officers and directors of Vermilion are also officers and/or directors of other companies engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Vermilion holds or may in future hold an interest. As a result, situations arise where the interests of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws which require that directors act honestly, in good faith and with a view to the best interests of Vermilion and, in the case of the *Business Corporations Act* (Alberta), Vermilion's governing statute, that directors declare, and refrain from voting on, any matter in which a director may have a conflict of interest.

ADDITIONAL INFORMATION

The Corporation shall provide the following documents to any person upon request to the Secretary of the Corporation at 2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4:

1. When any securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of any such securities:

   (a) one copy of this Renewal Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

   (b) copy of the comparative financial statements of the Corporation for the year ended December 31, 2001, together with the report of the auditors (the "Financial Statements"), and one copy of any interim financial statements issued subsequent thereto;

   (c) one copy of the Management Information Circular dated April 26, 2002 in respect of the special and annual meeting of shareholders of the Corporation to be held on June 4, 2002 (the "Information Circular"); and

   (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under paragraphs (a) through (c) above; or

2. At any other time, one copy of any of the documents referred to in paragraph 1.(a) through (c) above.

Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders or common shares, options to purchase common shares, and interests of insiders in material transactions is contained in the Information Circular. Additional financial information is provided in the Financial Statements.


VERMILION
RESOURCES
LTD.




next?


Q1

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS

- On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited adding a new operated core gas property.
- Production volumes averaged 24,932 boepd for the three-month period, up 15% over the first quarter 2001, and up 7% over the fourth quarter. Current production is approximately 26,000 boepd.
- Operations and cash flow netbacks remained strong at $18.69 /boe and $14.62/boe, respectively, despite declines in commodity pricing relative to 2001, including WTI pricing down 25% and a drop in AECO natural gas prices of 61%.
- Exercised Aventura warrants resulting in 47.2% basic ownership of the company.
- Initiated High Impact Exploration Group with a mandate to find opportunities with the potential to add in excess of 5,000 boepd per project.
- Nominated Larry J. MacDonald to Vermilion's independent board of directors and Vermilion continues to search for a seventh director.

Three months ended March 31,	**2002**	2001
Financial(Cdn. $000's except share and per share amounts, unaudited)		
Petroleum & natural gas revenues	**$ 64,613**	$ 82,711
Cash flow from operations	**32,796**	50,054
Per share, basic	**0.59**	0.92
Per share, diluted	**0.58**	0.89
Net Earnings	**10,406**	23,615
Per share, basic	**0.19**	0.44
Per share, diluted	**0.18**	0.42
Capital expenditures	**61,171**	39,519
Total assets	**665,462**	511,632
Debt (net of working capital)	**144,629**	99,171
Shareholders' equity	**$ 293,094**	$ 234,095
Common Shares Outstanding		
Basic	**55,736,753**	54,283,652
Diluted	**59,207,087**	58,442,420
Weighted Average Common Shares Outstanding		
Basic	**55,592,810**	54,268,467
Diluted	**56,684,254**	56,402,885
Share Trading		
High	**$ 11.25**	$ 11.90
Low	**9.46**	7.15
Close	**$ 10.33**	$ 11.00

Three months ended March 31,	2002	2001
Operations		
Production		
Crude oil (bbls/d)	**11,058**	11,227
Natural gas liquids (bbls/d)	**2,519**	1,625
Natural gas (mcf/d)	**68,132**	52,743
Total (boe/d at 10:1)	**20,390**	18,126
Total (boe/d at 6:1)	**24,932**	21,642
Average selling price		
WTI reference price (US per bbl)	**$ 21.64**	$ 28.69
Brent Reference (US per bbl)	**21.14**	25.79
AECO Reference (Cdn per GJ)	**3.36**	8.57
Crude oil (per bbl)	**36.27**	36.93
Natural gas liquids (per bbl)	**22.92**	45.13
Natural gas (per mcf)	**3.80**	8.17
Operations netback (per boe at 10:1)	**22.85**	33.90
Operations netback (per boe at 6:1)	**18.69**	28.39
Cash flow netback (per boe at 10:1)	**17.87**	30.68
Cash flow netback (per boe at 6:1)	**$ 14.62**	$ 25.70

OPERATIONS

Production for the first three months of 2002 averaged 24,932 boepd, up 15% relative to the same period a year ago and up 7% over the fourth quarter. In Canada production climbed by 19.5%, year over year, with the largest increase coming from the northern district where over 3,600 boepd were added through the discoveries in the Peace River Arch. As the Company's recent 1,800 boepd acquisition was completed late in the quarter, its impact on production was minimal over the three-month period.

Production Summary

Three months ended March 31,				2002	Q4 2001	Q1 2001
	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	(6:1) Total boe/d	(6:1) Total boe/d
Canada						
Northern District						
Mastin Lake	--	10.06	**1,006**	**1,676**	1,942	1,480
Peace River Arch	769	17.05	**2,474**	**3,611**	1,351	--
Utikuma	3,643	0.52	**3,695**	**3,730**	4,252	4,705
Total	4,412	27.63	**7,175**	**9,017**	7,545	6,185
Southern District						
Central Alberta	33	1.17	**150**	**228**	--	--
Chip Lake	2,695	32.56	**5,951**	**8,122**	8,022	7,564
Southern Foothills	341	5.92	**933**	**1,327**	1,376	1,891
Total	3,069	39.65	**7,034**	**9,677**	9,398	9,455
Total Canada	7,481	67.28	**14,209**	**18,694**	16,943	15,640
France						
Aquitaine Basin	3,509	--	**3,509**	**3,509**	3,572	3,744
Paris Basin	2,358	--	**2,358**	**2,358**	2,425	1,807
Other	229	0.85	**314**	**371**	411	451
Total France	6,096	0.85	**6,181**	**6,238**	6,408	6,002
Total Combined	13,577	68.13	**20,390**	**24,932**	23,351	21,642

During the first quarter, Vermilion's activities in France remained focused on the Champotran field in the Paris Basin. The Company drilled Champotran 21 to the south of the existing field proving up another extension to the existing pool. With the objective of demonstrating a similar extension to the north, the Company drilled Champotran 22. This well is currently in the early stages of completion but has nonetheless proven the presence of a high quality reservoir - previously a risk factor - and is anticipated to be oil bearing in the targeted zones.

Vermilion acquired 190 km of 2D seismic in the last quarter of 2001 that is currently being processed. Due to the complex statics problems encountered in the Paris Basin, processing of this data is requiring extremely detailed geological and geophysical evaluation. We are confident that once this interpretation is complete, we will have significantly advanced our ability to explore for reserves in this area.

In Canada, the Company drilled 22 wells during the three-month period of which 11 were drilled at Chip Lake. The Company is currently placing an emphasis on mapping and evaluating the shallower zones at Chip Lake to allow us to diversify our portfolio beyond the stable supply of Rock Creek plays. An Ellerslie discovery made in the fourth quarter of 2001 was brought on stream adding 3mmcf/d of natural gas and 300 bbls/d of liquids.

Encouraged by the stable production profile of the prolific discovery wells at Shane and North Gage, Vermilion continues to evaluate the extent of these Kiskatinaw pools. The Company's exploration activities are currently focused in the Peace River Arch area as we continue to evaluate the Kiskatinaw play on a regional basis along with other prolific play types in the area. Supporting these activities, the Company has grown its land base substantially in the Arch and now holds 73,787 net acres in what has become a core area.

Separately, the High Impact Exploration Group has accumulated 55,072 net acres of low cost exploration acreage outside the Company's conventional regional focus areas.

Drilling Activity
(# of wells)

	Three months ended March 31, 2002						Three months ended March 31, 2001	
	Exploration		Development		**Total**	**Total**	Total	Total
	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**	Gross	(Net)
Canada								
Oil	1	(0.5)	4	(3.3)	**5**	**(3.8)**	2	(1.2)
Gas	2	(1.5)	8	(6.5)	**10**	**(8.0)**	16	(11.7)
D&A	6	(4.3)	1	(1.0)	**7**	**(5.3)**	16	(14.3)
Total Canada	9	(6.3)	13	(10.8)	**22**	**(17.1)**	34	(27.2)
France								
Oil	0	(0.0)	1	(1.0)	**1**	**(1.0)**	3	(3.0)
Gas	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)
D&A	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)
Total France	0	(0.0)	1	(1.0)	**1**	**(1.0)**	3	(3.0)
Combined								
Oil	1	(0.5)	5	(4.3)	**6**	**(4.8)**	5	(4.2)
Gas	2	(1.5)	8	(6.5)	**10**	**(8.0)**	16	(11.7)
D&A	6	(4.3)	1	(1.0)	**7**	**(5.3)**	16	(14.3)
Total Combined	9	(6.3)	14	(11.8)	**23**	**(18.1)**	37	(30.2)

Note: France total does not include Champotran 22 drilled in the quarter but not rig released until April.

ARTEMIS ACQUISITION

On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited, a $31 million transaction that has provided the Company with a new gas prone core area at Mikwan in central Alberta. This acquisition includes daily production of 9.0 million cubic feet per day of natural gas and 300 barrels of oil and liquids with combined established reserves of 3.5 million boes – of which 3.0 million boes are proven. Also included is a significant land base covering 37,000 net undeveloped acres, two gas plants with associated gathering lines and a moderate- to low-risk drilling inventory of medium depth (approximately 1,500 metres) prospects. We see this as an area the Company can grow and with the acquisition of additional seismic we expect to significantly expand the prospect inventory. The Company has allocated approximately $10 million to develop this new property in 2002.

FINANCIAL

Contrary to what many forecasters predicted for the quarter, oil and natural gas prices remained strong heading into 2002. While WTI and AECO prices were in the $20 US and $3.00 Cdn range, respectively for January and February, March saw a WTI average of $24.44 US and AECO $4.11 Cdn. Compared to the first quarter in 2001, which saw the highest average natural gas price in history, the present quarter was weaker in terms of pricing, however there is reason to be optimistic heading into the second quarter.

Total revenues were $64.6 million for the quarter compared to $82.7 million in Q1 2001 and $58.4 million in Q4 2001. Continued production growth accounts for increased revenues over Q4 2001. Combined crude oil and NGL's prices averaged $31.76 per bbl for the first three months in 2002 compared to a whopping $40.07 per bbl for the same period in 2001. The natural gas price realized for the first quarter of $3.80 per mcf is less than half of the $8.17 per mcf received for the same period in the prior year. The combined oil and gas price of $27.68 is up 8% over the depressed Q4 price of $25.65. The improvement is largely due to a $2.00 US lift received for our production in France as a result of the timing of crude shipments.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 23.5 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.81 per mcf. Currently, the Company has hedged 17.7 mmcf/d of its 2003 natural gas production, with various price structures resulting in an average floor of $5.00 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year of 2002 and 2,750 bbls/d in 2003, at $25.00 and $24.66 US WTI equivalent respectively. The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $6.13 per boe, compared with $5.80 per boe in the fourth quarter reflecting an 8% improvement in commodity prices between quarters. Year over year, royalties were down substantially from the $10.01 per boe reported in the first quarter of 2001 when commodity prices were near record levels.

Netbacks

	Three months ended March 31,			2002	Q4 2001	Q1 2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/boe**	(6:1) Total $/boe	(6:1) Total $/boe
Canada						
Price	30.20	3.80	**33.91**	**25.77**	25.78	46.94
Oil Hedging Gain (loss)	1.88	--	**0.99**	**0.75**	1.34	(1.37)
Royalties (net)	(7.81)	(1.03)	**(8.97)**	**(6.82)**	(6.68)	(12.17)
Lifting Costs	(4.53)	(0.45)	**(4.52)**	**(3.44)**	(3.86)	(3.37)
Operating Netback	19.74	2.32	**21.41**	**16.26**	16.58	30.03
France						
Price	33.68	3.76	**33.73**	**33.42**	25.32	35.30
Oil Hedging Gain (loss)	2.23	--	**2.20**	**2.18**	1.99	(0.94)
Royalties (net)	(4.13)	(0.25)	**(4.11)**	**(4.07)**	(3.46)	(4.40)
Lifting Costs	(5.28)	(3.08)	**(5.63)**	**(5.58)**	(5.12)	(5.85)
Operating Netback	26.50	0.43	**26.19**	**25.95**	18.73	24.11
Combined						
Price	31.76	3.80	**33.86**	**27.68**	25.65	43.71
Oil Hedging Gain (loss)	2.03	--	**1.35**	**1.11**	1.52	(1.25)
Royalties (net)	(6.16)	(1.02)	**(7.50)**	**(6.13)**	(5.80)	(10.01)
Lifting Costs	(4.87)	(0.48)	**(4.86)**	**(3.97)**	(4.20)	(4.06)
Operating Netback	22.76	2.30	**22.85**	**18.69**	17.17	28.39
General & Administrative			**(1.28)**	**(1.05)**	(0.83)	(0.91)
Interest			**(0.54)**	**(0.44)**	(0.54)	(0.80)
Foreign Exchange			**(0.05)**	**(0.04)**	0.00	0.00
Current & Capital Taxes			**(3.11)**	**(2.54)**	(2.03)	(0.98)
Cash Flow Netback			**17.87**	**14.62**	13.77	25.70
Depletion & Depreciation			**(11.22)**	**(9.18)**	(8.95)	(5.51)
Future Income Taxes			**(0.88)**	**(0.72)**	(0.94)	(7.75)
Deferred Financing Costs			**(0.09)**	**(0.08)**	(0.08)	(0.08)
Foreign Exchange			**(0.06)**	**(0.05)**	(0.10)	(0.25)
Non-controlling interest			**0.06**	**0.05**	--	--
Other			**0.00**	**0.00**	(0.01)	0.01
Earnings Netback			**5.68**	**4.64**	3.69	12.12

Operating costs of $3.97 per boe are consistent with both Q1 2001 costs of $4.06 per boe and Q4 2001 costs of $4.20 per boe, and are also in line with our budget. Slightly higher lifting costs in the fourth quarter are the result of scheduled workovers.

Average debt for the quarter was relatively unchanged from Q4 2001 as the Artemis deal did not become effective until March 21, 2002. Interest expense decreased slightly relative to the fourth quarter, dropping from $0.54 per boe to $0.44 per boe, following a decline in the average prime rate. The more significant decrease in interest expense from Q1 2001 reflects a larger drop in the prime rate over the twelve-month period. Increased production volumes were also a factor in reducing unit costs.

General and administrative costs have increased marginally to $1.05 per boe for the quarter compared to $0.91 per boe in Q1 2001 and $0.83 per boe in Q4 2001. The reasons for the increase include increased staffing levels and increased insurance costs along with additional G & A from the consolidation of Aventura.

Increased production, higher finding costs and, primarily, a reserve revision in the fourth quarter resulted in a significant increase in depletion and depreciation expenses. This expense rose to $9.18 per boe compared with $5.51 per boe achieved in Q1 2001. Timing of the revision was the key factor as a comparison to the fourth quarter $8.95 per boe reflects only a small increase attributable to higher production rates.

The Company's current tax provision has increased to $2.54 per boe in the quarter, a large increase from $0.98 in Q1 2001 and a modest increase over the $2.03 reported in Q4 2001. Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2002 is in the range of $22 million.

While operating and cash flow netbacks are both down significantly from Q1 2001, there is improvement over fourth quarter numbers. The operating netback of $18.69 is up 9% relative to the fourth quarter due to an improved hedging structure and a higher commodity price in France that is attributable to the timing of shipments. The cash flow netback is up 6%, hurt slightly by higher G&A costs and increased current taxes.

Vermilion spent $61.2 million during the quarter including $31.0 million for the acquisition of Artemis Energy Inc. The capital for the first quarter was funded through $32.8 million of cash flow, $3.6 million of equity raised from stock option exercises and $24.7 million of bank debt primarily supporting the Artemis acquisition.

Capital Expenditures

($000's)

Three months ended March 31,		2002		2001
Land	$	**1,693**	$	4,746
Seismic		**450**		3,730
Drilling and Completions		**19,114**		21,727
Production Equipment and Facilities		**3,695**		5,204
Workovers		**1,781**		1,831
Capitalized Exploration Administration		**516**		675
Drilling and Development Expenditures		**27,249**		37,913
Property Acquisitions		**2,124**		328
Corporate Acquisitions		**30,986**		--
Other		**812**		1,278
	$	**61,171**	$	39,519

Funding of Capital Expenditures

($000's)

Three months ended March 31,		2002		2001
Cash Flow	$	**32,796**	$	50,054
Debt, Working Capital and Other		**24,730**		(7,576)
Equity		**3,645**		(2,959)
	$	**61,171**	$	39,519

Statement of Cash Flow Reconciliation

($000's)

Three months ended March 31,		2002		2001
Capital Expenditures	$	**61,171**	$	39,519
Debt Assumed for Artemis		**(9,072)**		--
Investment per Cash Flow Statement	$	**52,099**	$	39,519

Vermilion's bank debt (net of working capital) on March 31, 2002 was $144.6 million. The increase from $119.7 million at December 31, 2001 was the result of the Artemis acquisition being funded through the bank facility. The loan facility is currently being revised to reflect a borrowing base of $270.0 million with the existing bank syndicate, up from $250.0 million. The amended facility arrangements will close before the end of May 2002, leaving the Company with $125 million excess capacity on the loan facility. Vermilion has continued with a one-year revolving loan facility that is now classified as a current liability under the new accounting guidelines. Any restructuring of the facility to meet long-term debt reclassification would have come at the expense of the shareholders through increased borrowing costs. Management has made a decision to stay short in the bank market and take advantage of low costs of borrowing while maintaining a strong balance sheet with excess financial capacity. The Company would not use a bank facility to access long-term debt capacity due to the uncertainty surrounding the annual borrowing base evaluation. U.S. private and public bond markets remain options for the Company to obtain five to 10 year debt capital and increase our financial flexibility. The application of leverage to finance future acquisitions will define the need to expand both debt capacity and the source of lenders along with securing longer-term sources of capital.

OUTLOOK

Worldwide concern over security issues and, in the US in particular, worries regarding security of energy supply, have continued to grow with ongoing political events in the Middle East, fueling increases in both crude oil and natural gas pricing. As a result, the domestic acquisitions marketplace is once again heating up and we believe that it will be more challenging to find value deals similar to our recent acquisition. While we will continue to pursue opportunities in Canada, it is more likely that the Company will find sizeable opportunities internationally.

In keeping with the Company's commitment to enhance our corporate governance practices and our specific goal of adding two unrelated directors to the board by the end of 2002, we are pleased to announce that Mr. Larry J. MacDonald will be nominated for election to Vermilion's board of directors at the upcoming Annual General Meeting on June 4, 2002. Mr. MacDonald brings a wealth of experience to Vermilion's board having assumed leadership roles at Anderson Exploration where he was President and Chief Operating Officer from 1992 to 1999, Westpoint Energy Inc. (formerly Slade Energy Inc.) where he was Chairman and Chief Executive Officer, to his current position as Chairman and Chief Executive Officer of Pointwest Energy Inc. since 2000. Other changes that have been implemented include the appointment of a lead director and changing the composition of the various board committees to comprise only unrelated directors.

Vermilion's 2002 forecast remains unchanged and is summarized below. Current volatility in the market has discouraged management from restating any forecasts. Clearly the Company's price forecast is conservative given market conditions and will be reviewed again at mid-year. We are providing the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reservoir risk, political risk, product demand and transportation restrictions.

2002 Forecast Summary	10:1	6:1
Average Production (boepd)	22,000	27,000
Gas weighting – (based on average production)	35%	47%
Cash Flow from Operations (000 Cdn $)		$ 135,000
Per share, basic		2.45
Per share, diluted		2.31
Net Earnings (000 Cdn $)		34,400
Per share, basic		0.63
Per share, diluted		0.59
Capital Expenditures (000 Cdn $)		155,000
Cash Flow Netback (per boe)	$ 16.75	13.60
Gas (AECO Hub per mcf) Cdn $		3.60
WTI reference price (US per bbl)		$ 21.50

Please note the time change for Vermilion's Annual General and Special Meeting of Shareholders, which will be held on Tuesday, June 4th, 2002 at 2 p.m. at the Hyatt Regency Hotel, 700 Centre Street South East, Calgary, Alberta. Aventura Energy Inc.'s Annual General Meeting will follow at 3:30 p.m. at the same location.

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884



03 JAN 23 AM 7:21

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 30, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Vermilion Resources Ltd.**

We confirm that the following material was sent by pre-paid mail on May 30, 2002, to the registered shareholders of common shares of the subject Corporation:

1. First Quarter Report - Three Months Ended March 31, 2002 / Management's Discussion and Analysis

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Del Paul
Assistant Account Manager
Client Services, Stock Transfer

cc: Vermilion Resources Ltd.
Attention: Heather Strang



Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

June 4, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobiliéres du Québec
Toronto Stock Exchange

Dear Sirs:

AMENDED

Subject: **Vermilion Resources Ltd.**

We confirm that the following material was sent by pre-paid mail on May 2, 2002, to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report / Management's Discussion and Analysis
2. Notice of Meeting / Management Information Circular
3. Notice
4. Proxy
5. Proxy Return Envelope

We further confirm that copies of the above mentioned material, together with Supplemental Mail List Cards, were sent by courier on May 2, 2002, to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Del Paul
Assistant Account Manager
Client Services, Stock Transfer

cc: Vermilion Resources Ltd.
Attention: Heather Strang

c6691
r f BC-Vermilion 06-17 0427
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Vermilion to Purchase Interest in Trinidad Central Block

CALGARY, June 17 /CNW/ - Vermilion Resources Ltd. "Vermilion," (VRM, TSX) is pleased to announce that it has agreed to acquire, through a corporate acquisition, a 65% Participating Interest in, and operatorship of the Central Block onshore Trinidad. Two exploratory wells, Carapal Ridge - 1 and Corosan - 1, were drilled on the Central Block in 2001, resulting in two exploration discoveries. Gilbert Laustsen Jung and Associates Ltd. has assigned gross proven plus probable reserves of over 92 million BOES of natural gas and condensate to the Carapal Ridge and Corosan discoveries. The Carapal Ridge -1 well tested in excess of 50 mmcf/d of natural gas and 1,500 bpd of wellhead condensate from five separate intervals within a total gross pay zone of 1,000 feet. Carapal Ridge -1 is contemplated to be tied-in by year-end for an anticipated six-month production test. Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block and Aventura Energy (Trinidad) Limited, a wholly owned subsidiary of Aventura Energy Inc., (AVR, TSX-V) will own a 25% Participating Interest in the Central Block upon obtaining the necessary consents from the Government of Trinidad.

The closing of this acquisition is scheduled to occur by the end of June 2002, and is subject to standard closing conditions for a transaction of this nature. Subject to receipt of Government of Trinidad and Petrotrin approvals, Vermilion plans to grant Aventura Energy (Trinidad) Limited an option to acquire up to a net 5% Participating Interest in the Central Block, under the same terms and conditions as Vermilion's acquisition.

Vermilion will be financing this acquisition from available credit facilities. This strategic acquisition together with its ownership in its subsidiary Aventura Energy Inc., positions Vermilion in a new core operated project area located onshore Trinidad and provides the necessary platform for the growth of a third region that complements its existing operations in Western Canada and France.

Vermilion Resources Ltd. is a $600 million Toronto Stock Exchange listed oil and gas exploration and production company with over 26,000 BOE/day of production in Western Canada and France.

%SEDAR: 00003901E

-0- 06/17/2002

/For further information: please visit our website at http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884, Heather Strang Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 08:15e 17-JUN-02

Change Director / Shareholder - Proof of Filing

Amendment Date: 2002/06/26

Service Request Number: 4052877
Corporate Access Number: 206407942
Legal Entity Name: VERMILION RESOURCES LTD.
Legal Entity Status: Active
Amendment Date: 2002/06/26

VERMILION RESOURCES LTD. - 206407942

This confirms the Directors/Shareholders are amended/updated as of 2002/06/26

Director / Shareholder

Status: Active
Director / Shareholder Type: Director
Individual / Legal Entity Type: Individual
Last Name / Legal Entity Name: GHERSINICH
First Name: CLAUDIO
Middle Name: A.
Street/Box Number: 443 SCARBORO AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T3C 2H7
Appointment Date: 1111/11/11
Resident Canadian: Y

Status: Active
Director / Shareholder Type: Director
Individual / Legal Entity Type: Individual
Last Name / Legal Entity Name: DONADEO
First Name: LORENZO
Street/Box Number: 54 SUNSET WAY S.E.
City: CALGARY
Province: ALBERTA
Postal Code: T2X 3H6
Appointment Date: 1111/11/11
Resident Canadian: Y

Status:	Active
Director / Shareholder Type:	Director
Individual / Legal Entity Type:	Individual
Last Name / Legal Entity Name:	BOYCE
First Name:	JEFFREY
Middle Name:	S.
Street/Box Number:	65 MAJESTIC POINT S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T3Z 2Z9
Appointment Date:	1111/11/11
Resident Canadian:	Y

Status:	Inactive
Director / Shareholder Type:	Transfer Agent
Individual / Legal Entity Type:	Other
Last Name / Legal Entity Name:	MONTREAL TRUST
Street/Box Number:	6TH FLOOR, 530 - 8TH AVENUE S.W.
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3S8
Appointment Date:	1111/11/11

Status:	Inactive
Director / Shareholder Type:	Director
Individual / Legal Entity Type:	Individual
Last Name / Legal Entity Name:	IRONSIDE
First Name:	JAMES
Middle Name:	GORDON
Street/Box Number:	14407 PARKSIDE DR SE
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2J 4P2
Appointment Date:	1111/11/11
Cessation Date:	1999/06/24
Resident Canadian:	Y

Status: Active
Director / Shareholder Type: Director
Individual / Legal Entity Type: Individual
Last Name / Legal Entity Name: BERARD
First Name: CHARLES
Street/Box Number: 3700, 400 - 3RD AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4H2
Appointment Date: 1997/06/12
Resident Canadian: Y

Status: Active
Director / Shareholder Type: Director
Individual / Legal Entity Type: Individual
Last Name / Legal Entity Name: KILLI
First Name: JOE
Street/Box Number: C/O 820, 400 - 5TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 0L6
Appointment Date: 1999/03/22
Resident Canadian: Y

Status: Active
Director / Shareholder Type: Transfer Agent
Individual / Legal Entity Type: Other
Last Name / Legal Entity Name: COMPUTERSHARE INVESTOR SERVICES
Street/Box Number: 600, 530 - 8TH AVENUE S.W.
City: CALGARY
Province: ALBERTA
Postal Code: T2P 3S8

Status:	Active
Director / Shareholder Type:	Director
Individual / Legal Entity Type:	Individual
Last Name / Legal Entity Name:	MACDONALD
First Name:	LARRY
Street/Box Number:	BOX 26, SITE 6, R.R.2
City:	OKOTOKS
Province:	ALBERTA
Postal Code:	T1S 1A2
Appointment Date:	2002/06/04
Resident Canadian:	Y

Status:	Active
Director / Shareholder Type:	Director
Individual / Legal Entity Type:	Individual
Last Name / Legal Entity Name:	MCFARLAND
First Name:	JAMES
Middle Name:	D.
Street/Box Number:	P.O. BOX 7101 RIVERSIDE CENTER
City:	BRISBANE, QUEENSLAND
Postal Code:	4001
Country:	AUSTRALIA
Appointment Date:	2002/06/04

Attachment

No Records returned

Registration Authorized By: DANIEL G. KOLIBAR
AGENT OF CORPORATION

BUSINESS CORPORATIONS ACT
(SECTION 106, 113 and 289)

FORM 6

ALBERTA

REGISTRIES

NOTICE OF DIRECTORS
NOTICE OF CHANGE OF DIRECTORS

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NO.:
VERMILION RESOURCES LTD.	206407942

3. THE FOLLOWING PERSON(S) WERE APPOINTED DIRECTOR(S)- DATE: JUNE 4, 2002

NAME	MAILING ADDRESS (INCLUDING POSTAL CODE)	RESIDENT CANADIAN?
LARRY MacDONALD	Box 26, Site 6, R.R. 2 Okotoks, AB T1S 1A2	YES
JAMES D. McFARLAND	P.O. Box 7101 Riverside Center Brisbane, Queensland 4001, Australia	YES

4. THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS DIRECTOR(S) - DATE: N/A

NAME	MAILING ADDRESS (INCLUDING POSTAL CODE)
N/A	

5. AS OF THIS DATE THE DIRECTORS OF THE CORPORATION ARE:

NAME	MAILING ADDRESS (INCLUDING POSTAL CODE)	RESIDENT CANADIAN?
JEFFREY S. BOYCE	65 Majestic Point S.W. Calgary, AB T3Z 2Z9	YES
CLAUDIO A. GHERSINCH	443 Scarboro Avenue S.W. Calgary, AB T3C 2H7	YES
LORENZO DONADEO	54 Sunset Way S.E. Calgary, AB T2X 3H6	YES
CHARLES BERARD	3700, 400 - 3rd Avenue S.W. Calgary, AB T2P 4H2	YES
JOSEPH KILLI	c/o 820, 400 - 5th Avenue S.W. Calgary, AB T2P 0L6	YES
LARRY MacDONALD	Box 26, Site 6, R.R. 2 Okotoks, AB T1S 1A2	YES
JAMES D. McFARLAND	P.O. Box 7101 Riverside Center Brisbane, Queensland 4001, Australia	YES

6. TO BE COMPLETED ONLY BY ALBERTA CORPORATIONS:

ARE AT LEAST HALF OF THE MEMBERS OF THIS BOARD OF DIRECTORS RESIDENT CANADIANS?

✓ YES ☐ NO

DATE	SIGNATURE	TITLE
06/26/02	Daniel Kobler	Corporation's Solicitor

FOR DEPARTMENTAL USE ONLY

CCA-06.106

c9076
r f BC-Vermilion-Close-Purch 07-30 0687
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Vermilion Closes Purchase of Interest in Trinidad Central Block and Announces New Director

CALGARY, July 30 /CNW/ - (Canada) Vermilion Resources Ltd. "Vermilion," (VRM, TSX) is pleased to announce that it has closed the corporate acquisition announced June 14, 2002 of a 65% Participating Interest in, and operatorship of the Central Block onshore Trinidad.

Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block and Aventura Energy (Trinidad) Limited, a wholly owned subsidiary of Aventura Energy Inc., (AVR, TSX-V) will own a 25% Participating Interest in the Central Block upon obtaining the final consents from the Government of Trinidad with Vermilion owning a 40% interest.

Subject to receipt of Government of Trinidad and Petrotrin approvals, Vermilion plans to grant Aventura Energy (Trinidad) Limited an option to acquire up to an additional 5% Participating Interest in the Central Block, under the same terms and conditions as Vermilion's acquisition.

This acquisition is being financed through available credit facilities. This strategic acquisition together with Vermilion's ownership in its subsidiary Aventura Energy Inc., positions the Company in a new core area and provides the necessary platform for the growth of a third region that complements existing operations in Western Canada and France.

Vermilion and Aventura will be entering into a joint venture agreement for the purposes of managing operations and enhancing efficiencies in Trinidad. This agreement will apply to the Central Block as well as future acquisitions or exploration permits obtained by either company. In the case of future opportunities, Vermilion will assume the role of operator and Aventura will have the right to participate for up to a 30% interest. Mr. Barry Larson of Aventura Energy Inc. has been seconded to the Trinidad Joint Venture and has assumed the role of in-country General Manager, and Mr. Blair Anderson, also of Aventura, has been seconded to Vermilion's High Impact Exploration group as Manager Exploration, Trinidad.

Vermilion is also pleased to announce the appointment of Mr. James D. McFarland to the Company's Board of Directors and Mr. Michael J. Leith (P. Geol.) as General Manager of the recently created High Impact Group.

Mr. McFarland is currently Chief Executive Officer of Southern Pacific Petroleum N.L., an Australian public oil shale development and production company. He was previously President, Husky Oil Limited following a long career with Imperial Oil Limited and other Exxon Mobil affiliates in Canada, the United States, the United Kingdom, and Western Europe. Mr. McFarland has over thirty years of oil and gas industry experience and holds an M.Sc. Petroleum Engineering from the University of Alberta and a B.Sc. (Honors) in Chemical Engineering from Queen's University. This appointment along with the election of Mr. Larry J. MacDonald at the Company's recent AGM increases Vermilion's Board of Directors to seven of which four are now independent directors.

The Company is also very pleased to have Michael J. Leith (P. Geol.) as General Manager of its High Impact Exploration Group (described in the 2001 Annual Report p.7). Mr. Leith is a professional geologist with an extensive exploration background including over thirty years of domestic and international experience. Mr. Leith was most recently engaged in exploring for high impact projects in Africa and South America with a large European company following a long career with BP Canada Ltd. where he had attained the positions of Exploration Manager and then Chief Geologist. Mr. Leith holds a M.Sc. (cum laude) and B.Sc. (Honors) from Natal University, Durban South Africa.

These key appointments, along with the closing of the Trinidad acquisition, strengthen Vermilion's expertise and project inventory and

position the Company one step closer to achieving its target of 50,000 BOEPD.

Vermilion Resources Ltd. is a $600 million Toronto Stock Exchange listed oil and gas exploration and production Company in Western Canada, France and now Trinidad.

%SEDAR: 00003901E

-0- 07/30/2002

/For further information: please visit our website at http://www.vermilionresources.com or contact Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: PER

-30-

CNW 16:31e 30-JUL-02

MATERIAL CHANGE REPORT

THIS MATERIAL CHANGE REPORT IS BEING FILED WITH THE APPROPRIATE SECURITIES REGULATORY AUTHORITIES TO COMPLY WITH THE REQUIREMENTS OF:

SECURITIES ACT (BRITISH COLUMBIA) SECTION 67(1) FORM 27
SECURITIES ACT (ALBERTA) SECTION 146 (1) FORM 27
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Item 1. Reporting Issuer

Vermilion Resources Ltd.
2800, 400- 4th Avenue S.W.
Calgary, Alberta
T2P OJ4

Item 2. Date of Material Change

July 30, 2002.

Item 3. Press Release

July 30, 2002 - Canada NewsWire.

Item 4. Summary of Material Change

Vermilion Resources Ltd. acquired, through a corporate acquisition, a 65% participating interest in, and operatorship of the central block on shore Trinidad for cash consideration.

Item 5. Full Description of Material Change

Vermilion Resources Ltd. acquired, through a corporate acquisition, a 65% participating interest in, and operatorship of the central block on shore Trinidad for cash consideration.

Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% participating interest in the central block and Aventura Energy (Trinidad) Limited, a wholly owned subsidiary of Aventura Energy Inc., will own a 25% participating interest in the central block upon obtaining the final consents from the Government of Trinidad. Vermilion, through a wholly owned subsidiary, will own a 40% interest. Vermilion will own an aggregate 65% interest as a result of its ownership interest in Aventura Energy Inc. which allows it to account for Aventura on a consolidated basis.

Subject to the receipt of the Government of Trinidad and Petrotrin approvals, Vermilion plans to grant Aventura Energy (Trinidad) Limited, an option to acquire up to an additional 5% participating interest in the central block, under the same terms and conditions as Vermilion's acquisition.

This is a strategic acquisition as together with Vermilion's ownership in Aventura Energy Inc., Vermilion is positioned in a new core area which provides the company with the necessary platform for the growth of a third region that complements existing operations in Western Canada and France.

Item 6. Reliance on Section 118(2) of the *Securities Act*

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Senior Officers

Vermilion Resources Ltd.
2800, 400- 4th Avenue S.W.
Calgary, AB T2P OJ4

Steve Bjornson
Vice-President Finance, Corporate Secretary and
Chief Financial Officer

Phone Number (403) 269-4884

Item 9. Statement of Senior Officer.

The foregoing accurately discloses the material change referred to in this report.
DATED at the City of Calgary, in the Province of Alberta, this 7th day of August, 2002.

VERMILION RESOURCES LTD.

Per: *"Steve Bjornson"*
Steve Bjornson
Vice-President Finance, Corporate Secretary and
Chief Financial Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS

ITEM 1 - State the full name and address of the principal office in Canada of the reporting issuer.

ITEM 3 - State the dates and names of the newspapers in Edmonton and Calgary pursuant to which publication was effected under section 143(1) of the Securities Regulation.

ITEM 3A- State the date(s) and the stock exchange(s) where the material change is filed pursuant to section 118(1)(b) of the *Securities Act.*

ITEM 4 - Provide a brief but accurate summary of the nature and substance of the material change.

ITEM 5 -

(1) Supplement the summary required under Item 4 with a disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material.

(2) Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.

(3) This description of the significant facts relating to the material change will therefore include some or all of the following:

(a) dates,
(b) parties,
(c) terms and conditions,
(d) description of any assets,
(e) liabilities or capital affected,
(f) purpose,
(g) financial or dollar values,
(h) reasons for the change,
(i) a general comment on the probable impact on the reporting issuer or its subsidiaries.

(4) Specific financial forecasts would not normally be required to comply with this form.

(5) The list referred to in subsection (3) merely describes examples of some of the facts that may be significant and is not intended to be all-inclusive or exhaustive of the information required in any particular situation.

ITEM 6 - If the report is being filed in reliance on section 118(4) of the *Securities Act*, state the reasons for having kept the material change confidential.

Refer to section 118(3) of the Securities Act and to section 143 of the Securities Regulation concerning obligations in respect of reports filed pursuant to section 118 of the Act.

ITEM 7- Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the senior officer may be contacted by the Commission.

c3527
r f BC-Vermillion-2ndQuarter 08-16 5975
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Reports Second Quarter Results Including Significant Reserve and Land Base Expansion

CALGARY, Aug. 16 /CNW/ - Vermilion Resources Ltd. "Vermilion" (VRM, TSE) is pleased to report on second quarter 2002 financial and operating performance.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

TRINIDAD

- Vermilion acquired a 40% participating interest in and operatorship of the onshore Central Block Permit. The permit includes two gas discoveries with expected recoverable (P50) reserves of 92 million boe. The Trinidad reserves alone add 35% to the Company's P50 reserve base. By yearend 2002, the Company will have drilled a second exploration prospect on trend with the highly successful Carapal Ridge-1 and installed a natural gas pipeline to initiate a six-month production/market test. Over the next six months, Vermilion will outline plans to further develop 5 to 6 potential significant prospects that have been identified to date on the Central Block.

FRANCE

- Interpretation of the Champotran 2D seismic program has lead to nine new drilling locations including two new pool exploration targets which, combined with two new field exploration targets, have the potential to double production in France. Completion of regional work in the Paris Basin provided leads for potential expansion of the basin to the South.

CANADA

- Vermilion has expanded its domestic land base by more than 40%, year-to-date, acquiring land prima in new areas as the company focuses on a grass roots exploration approach to growing its domestic business.

CORPORATE

- Average production for the first half increased 17% year over year.
- Mr. James D. McFarland, Chief Executive Officer of Southern Pacific Petroleum N.L., was appointed to the Company's Board of Directors, increasing the number of independent directors to four and the full Board to seven.
- Vermilion continues to build the new High Impact Exploration Group with the addition of Mr. Michael J. Leith as General Manager, Mr. Mike Perkins as Senior Explorationist and the secondment of Mr. Blair Anderson from Aventura Energy Inc. as Manager Exploration, Trinidad. Mr. Barry Larson has been seconded to Vermilion as General Manager, Trinidad Operations.

<<

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001

Financial (Cdn. $000's except share and per share amounts, unaudited)

Petroleum & natural gas revenues	$ 68,854	$ 74,847	$ 133,467	$ 157,558
Cash flow from operations	33,327	42,137	66,123	92,191
Per share, basic	0.60	0.78	1.19	1.70
Per share, diluted	0.58	0.76	1.16	1.65
Net earnings	9,369	22,279	19,775	45,894
Per share, basic	0.17	0.41	0.36	0.85
Per share, diluted	0.17	0.40	0.35	0.82
Capital expenditures	$ 17,854	$ 39,055	79,025	78,574
Total assets			722,880	543,290
Debt (net of working capital)			(192,175)	(99,581)
Shareholders' equity			$ 303,070	$ 257,435
Common shares outstanding				
Basic			55,879,885	54,554,302
Diluted			59,659,087	58,451,920
Weighted average common shares outstanding				
Basic			55,714,837	54,265,392
Diluted			56,782,449	58,048,336
Share trading				
High			$ 11.35	$ 12.50
Low			9.46	7.15
Close			$ 10.35	$ 10.76
Operations				
Production				
Crude oil (bbls/d)	10,611	11,428	10,833	11,328
Natural gas liquids (bbls/d)	2,690	1,869	2,605	1,747
Natural gas (mcf/d)	74,528	51,163	71,348	51,949
Total (boe/d at 10:1)	20,754	18,413	20,573	18,270
Total (boe/d at 6:1)	25,722	21,823	25,330	21,733
Average selling price				
WTI reference price (US per bbl)	$ 26.25	$ 27.97	$ 23.95	$ 28.33
Brent reference (US per bbl)	25.04	27.33	23.09	26.59
AECO reference (Cdn per GJ)	3.73	5.74	3.54	7.14
Crude oil (per bbl)	33.97	37.46	35.14	37.20
Natural gas liquids (per bbl)	29.35	40.89	26.26	42.85
Natural gas (per mcf)	4.34	6.22	4.04	7.20
Operations netback (per boe at 10:1)	22.79	29.28	22.82	31.57
Operations netback (per boe at 6:1)	18.39	24.70	18.53	26.54
Cash flow netback (per boe at 10:1)	17.65	25.16	17.75	27.88
Cash flow netback (per boe at 6:1)	$ 14.24	$ 21.22	$ 14.42	$ 23.44

OPERATIONS

Vermilion's production averaged 25,722 boe/d for the second quarter, up 3% over the first quarter of 2002. Average volumes for the first half increased by 17% relative to the same period a year ago primarily due to the addition of production in the Peace River Arch. Despite strong year over year production growth, production volumes are lower than expected for the first half relative to the targeted average of 27,000 boe/d. An extended spring break up delayed the Company's drilling program and tie-in of wells drilled earlier in the year, significantly impacting production volumes. As at June 30, 2002, 63% of the Company's 2002 drilling program remained outstanding based on a total of 77 wells for the year. Incremental production in Canada came from properties acquired in the first quarter through the Artemis transaction.

Production Summary

	Three months ended June 30, 2002			
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d
Canada				
Northern District				
Mastin Lake	-	7.76	776	1,294
Peach River Arch	862	17.55	2,617	3,787
Utikuma	3,531	0.51	3,582	3,616
Total	4,393	25.82	6,975	8,697
Southern District				
Mikwan	208	9.37	1,145	1,769
Chip Lake	2,563	32.61	5,824	7,998
Southern Foothills	320	5.54	874	1,243
Total	3,091	47.52	7,843	11,010
Total Canada	7,484	73.34	14,818	19,707
France				
Aquitaine Basin	3,338	-	3,338	3,338
Paris Basin	2,233	-	2,233	2,233
Other	246	1.19	365	444
Total France	5,817	1.19	5,936	6,015
Total Combined	13,301	74.53	20,754	25,722

Production Summary

	Six months ended June 30, 2002				Q1 2002	H1 2001
	Oil & NGLs bbls/d	Natural Gas mmcf/d	(10:1) Total boe/d	(6:1) Total boe/d	(6:1) Total boe/d	(6:1) Total boe/d
Canada						
Northern District						
Mastin Lake	-	8.90	890	1,484	1,676	1,527
Peach River Arch	815	17.31	2,546	3,699	3,611	-

Utikuma	3,587	0.52	3,639	3,673	3,730	4,377
Total	4,402	26.73	7,075	8,856	9,017	5,904
Southern District						
Mikwan	121	5.29	650	1,003	228	-
Chip Lake	2,629	32.58	5,887	8,060	8,122	7,956
Southern Foothills	330	5.73	903	1,285	1,327	1,660
Total	3,080	43.60	7,440	10,348	9,677	9,616
Total Canada	7,482	70.33	14,515	19,204	18,694	15,520
France						
Aquitaine Basin	3,423	-	3,423	3,423	3,509	3,647
Paris Basin	2,295	-	2,295	2,295	2,358	2,137
Other	238	1.02	340	408	371	429
Total France	5,956	1.02	6,058	6,126	6,238	6,213
Total Combined	13,438	71.35	20,573	25,330	24,932	21,733

Drilling Activity
(No. of wells)

Three months ended June 30, 2002

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	0	(0.0)	1	(1.0)
Gas	2	(1.5)	2	(2.0)	4	(3.5)
D&A	0	(0.0)	0	(0.0)	0	(0.0)
Total Canada	3	(2.5)	2	(2.0)	5	(4.5)
France						
Oil	0	(0.0)	1	(1.0)	1	(1.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
D&A	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	1	(1.0)	1	(1.0)
Combined						
Oil	1	(1.0)	1	(1.0)	2	(2.0)
Gas	2	(1.5)	2	(2.0)	4	(3.5)
D&A	0	(0.0)	0	(0.0)	0	(0.0)
Total Combined	3	(2.5)	3	(3.0)	6	(5.5)

Six months ended June 30, 2002

	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						

Oil	2	(1.5)	4	(3.3)	6	(4.8)
Gas	4	(3.0)	10	(8.5)	14	(11.5)
D&A	6	(4.3)	1	(1.0)	7	(5.3)
Total Canada	12	(8.8)	15	(12.8)	27	(21.6)
France						
Oil	0	(0.0)	2	(2.0)	2	(2.0)
Gas	0	(0.0)	0	(0.0)	0	(0.0)
D&A	0	(0.0)	0	(0.0)	0	(0.0)
Total France	0	(0.0)	2	(2.0)	2	(2.0)
Combined						
Oil	2	(1.5)	6	(5.3)	8	(6.8)
Gas	4	(3.0)	10	(8.5)	14	(11.5)
D&A	6	(4.3)	1	(1.0)	7	(5.3)
Total Combined	12	(8.8)	17	(14.8)	29	(23.6)

>>

TRINIDAD CENTRAL BLOCK ACQUISITION

On July 30, 2002, Vermilion closed the acquisition of a 40% interest in and operatorship of the Central Block, onshore Trinidad thereby solidifying the area as the Company's third region. Two exploration wells, Carapal Ridge-1 and Corosán-1, were drilled on the Central Block in 2001, resulting in two exploration discoveries with combined gross P50 reserves assigned by Gilbert Laustsen and Jung Associates Ltd. of over 92 million boe of natural gas and condensate. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) holds a 35% interest in the block while Vermilion's subsidiary, Aventura Energy Inc., currently holds the remaining 25% interest with the option to acquire up to an additional 5% (gross) interest from Vermilion. Should Aventura exercise this option, Vermilion will retain a 35% ownership interest, Aventura's interest will increase to 30% and Petrotrin's share will remain unchanged at 35%.

Vermilion and Aventura have signed a joint venture agreement for purposes of managing operations and enhancing efficiencies. Barry Larson of Aventura has been seconded to the joint venture as the in-country General Manager while Blair Anderson, also of Aventura, has been seconded to Vermilion's High Impact Exploration Group as Manager Exploration, Trinidad. This agreement also defines the terms upon which future opportunities will be shared between the two companies.

The Trinidad work program for the remainder of 2002 includes building a 12-kilometer, 10-inch natural gas pipeline for a six-month production test and drilling the Carapal SW-1 prospect located to the south and west on the same structural trend as Carapal Ridge-1. Vermilion's share of the proposed US $7.5 million capital budget for the remainder of the year is US $3.3 million. In the first quarter of 2003, the joint venture will drill a second prospect, CO-40 (A), to the north and east of the Carapal discovery offsetting a well drilled in 1958 that had indications of hydrocarbons. This is to be followed by three shallow oil wells, two of which offset existing wells with by-passed oil pay and the third is a step-out well. To date, the Company has identified six separate plays/prospects each of which has between two and six locations. The Company will also be shooting a 2D seismic program to delineate the Carapal Ridge structure and assist in identifying future drilling potential.

FRANCE

In the Paris Basin, evaluation of 190 kilometers of 2D seismic at Champotran has lead to nine new drilling locations, four of which are on the

existing production concession and five are on the St-Just-En-Brie exploration permit. The Company is targeting two satellite pools, which combined with two new field exploration targets, have the potential to double production in France. Interpretation of the data has also given the company further confidence with respect to these previously identified prospects at Chateaubleau and Villegagnon located approximately eight kilometers east and ten kilometers south, respectively, of the Champotran field. Regional work in the Paris Basin has been completed recently and several leads may establish significant development of the Basin to the south of existing producing fields. Additional permit applications in process will provide several years of exploration activity.

In the Malnoue field, the Company successfully re-completed Malnoue 109, a well that was damaged when originally drilled, resulting in incremental production of 350 boe/d with a stabilized water cut of 30%. Encouraged by these results, three wells have been identified in the Vulaines and Malnoue fields as potential candidates for the same workover program. Vermilion is also perforating several zones in the Champotran field that had not previously been perforated but have the potential to add significant incremental production in the third quarter.

CANADA

Over the past six months, Vermilion has taken advantage of depressed land prices to significantly augment its land position, primarily in new areas managed by the High Impact Exploration Group. To date, the Company has expanded the domestic land base by more than 40%. In the second half of the year, Vermilion anticipates adding to the exploration land position as well as acquiring 70 to 80 sections of land in its core areas protecting existing plays, and searching for new pools. We will continue to increase the grass roots exploration component to growing our Canadian asset base. Following the exploration success in the Peace River Arch in 2001, the Company has accumulated 45 sections of land at Girouxville identifying anomalies to existing producing fields.

With the formation of the High Impact Exploration Group, the Company has accumulated land in several regions in Canada each of which could lead to development of a significant new core area. The majority of land accumulated this year relates to exploration activity and remains confidential at this point in time. Management feels the exploration prospect inventory in Canada has strengthened tremendously over the past 6 to 12 months and will provide domestic growth over the next 2 to 3 years.

Vermilion drilled two wells on the recently acquired Mikwan properties, both of which have been cased with one well on production at a rate of 100 boe/d. Vermilion plans to accelerate its activities in this area during the third quarter, drilling up to 12 wells at Mikwan out of a 25-well domestic drilling program. The Company is currently drilling an exploration well targeting natural gas in the Foothills that will be logged and cased in the next few days. Success from this well may provide 3 to 4 follow up locations and a new area for the Company.

FINANCIAL

Many factors have combined to keep WTI prices strong in Q2, chief among them being growing fears of a U.S. led invasion of Iraq. Continued U.S. stockpiling of crude oil inventories and signals by Russia that it will not spark a price war with OPEC further support crude oil prices. While gas prices remained comparable to Q1 2002 levels, a gas glut in Alberta has driven gas prices down significantly from 2001 levels, with some analysts predicting no relief until mid-winter. Weak west coast demand and increased storage levels are putting pressure on gas prices, which may only be helped by winter weather-driven demand increases.

Total revenues were $68.9 million for the quarter compared to $74.8 million in Q2 2001 and $64.6 million in Q1 2002. Continued production

growth and commodity price increases account for increased revenues over Q1 2002. Combined crude oil and NGL's prices averaged $33.29 per bbl for the second quarter in 2002 compared to $40.32 per bbl for the same period in 2001. The natural gas price realized for the second quarter of $4.34 per mcf is significantly lower than the $6.22 per mcf received for the same period in the prior year. The combined oil and gas price of $29.80 per boe is up 8% over the first quarter price of $27.68 per boe. The improvement is largely due to increased WTI pricing this quarter over last.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 23.5 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.81 per mcf. Currently, the Company has hedged 17.7 mmcf/d of its 2003 natural gas production, with various price structures resulting in an average floor of $5.00 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year of 2002 and 3,500 bbls/d in 2003, at $25.20 and $24.60 US WTI equivalent, respectively. The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $6.59 per boe, compared with $6.13 per boe in the first quarter, a direct result of an 8% improvement in realized commodity prices between quarters. Year over year, royalties were down substantially from the $9.12 per boe reported in the second quarter of 2001 when commodity prices were near record levels.

Operating costs of $4.69 per boe have increased over both Q2 2001 costs of $3.87 per boe and Q1 2002 costs of $3.97 per boe. In Canada, processing costs in the Peace River Arch area account for the increase over prior periods. In France, one-time work-over costs expensed in the period make up the increase, with a return to budgeted costs expected in the third quarter.

Average debt for the quarter was up from Q1 2002 due to the Artemis deal that closed March 21, 2002. As a result, interest expense increased slightly relative to the first quarter, from $0.44 per boe to $0.48 per boe. Interest expense was not affected by the Trinidad deal in the quarter, as the $66 million added to the debt did not occur until June 28, 2002.

General and administrative costs increased to $1.15 per boe for the quarter compared to $0.87 per boe in Q2 2001 and $1.05 per boe in Q1 2002. The reasons for the increase include increased staffing levels along with additional G & A from the consolidation of Aventura.

Increased production, slightly higher finding costs and, primarily, a reserve revision in the fourth quarter of 2001 resulted in a significant increase in depletion and depreciation expenses. Depletion rose to $9.94 per boe compared with $5.68 per boe achieved in Q2 2001.

The Company's current tax provision remains unchanged at $2.54 per boe in the quarter from Q1 2002. Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2002 is in the range of $22 million.

<<

Netbacks

	Three months ended June 30,			
	2002			
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/Boe
Canada				
Price	34.04	4.35	38.75	29.14
Oil Hedging Gain (loss)	(0.26)	-	(0.13)	(0.10)
Royalties (net)	(8.19)	(1.15)	(9.82)	(7.38)
Lifting Costs	(5.29)	(0.48)	(5.05)	(3.80)

Operating Netback	20.30	2.72	23.75	17.86
France				
Price	32.32	3.63	32.40	31.98
Oil Hedging Gain (loss)	(0.24)	-	(0.24)	(0.24)
Royalties (net)	(4.10)	(0.21)	(4.06)	(4.01)
Lifting Costs	(7.02)	(4.14)	(7.70)	(7.60)
Operating Netback	20.96	(0.72)	20.40	20.13
Combined				
Price	33.29	4.34	36.93	29.80
Oil Hedging Gain (loss)	(0.25)	-	(0.16)	(0.13)
Royalties (net)	(6.40)	(1.13)	(8.17)	(6.59)
Lifting Costs	(6.04)	(0.54)	(5.81)	(4.69)
Operating Netback	20.60	2.67	22.79	18.39
General & Administrative			(1.42)	(1.15)
Interest			(0.60)	(0.48)
Foreign Exchange			0.02	0.02
Current & Capital Taxes			(3.14)	(2.54)
Cash Flow Netback			17.65	14.24
Depletion & Depreciation			(12.32)	(9.94)
Future Income Taxes			(0.29)	(0.24)
Deferred Financing Costs			(0.09)	(0.08)
Foreign Exchange			0.01	0.01
Non-controlling Interest			0.01	0.01
Other			0.00	0.00
Earnings Netback			4.97	4.00

Six months ended June 30,

	2002				2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	(10:1) Total $/boe	(6:1) Total $/boe	(6:1) Total $/boe
Canada					
Price	32.47	4.09	36.57	27.64	43.03
Oil Hedging Gain (loss)	0.47	-	0.24	0.18	(1.40)
Royalties (net)	(8.00)	(1.09)	(9.40)	(7.11)	(11.66)
Lifting Costs	(4.91)	(0.47)	(4.79)	(3.62)	(3.38)
Operating Netback	20.03	2.53	22.62	17.09	26.59
France					
Price	33.09	3.68	33.15	32.78	37.34
Oil Hedging Gain (loss)	0.93	-	0.92	0.91	(1.22)
Royalties (net)	(4.12)	(0.23)	(4.09)	(4.04)	(4.31)
Lifting Costs	(6.13)	(3.70)	(6.65)	(6.58)	(5.41)
Operating Netback	23.77	(0.25)	23.33	23.07	26.40
Combined					

Price	32.74	4.09	35.56	28.88	41.41
Oil Hedging Gain (loss)	0.67	-	0.44	0.36	(1.35)
Royalties (net)	(6.28)	(1.08)	(7.84)	(6.37)	(9.56)
Lifting Costs	(5.45)	(0.51)	(5.34)	(4.34)	(3.96)
Operating Netback	21.68	2.50	22.82	18.53	26.54
General & Administrative			(1.35)	(1.10)	(0.90)
Interest			(0.57)	(0.46)	(0.74)
Foreign Exchange			(0.02)	(0.01)	(0.01)
Current & Capital Taxes			(3.13)	(2.54)	(1.45)
Cash Flow Netback			17.75	14.42	23.44
Depletion & Depreciation			(11.78)	(9.56)	(5.60)
Future Income Taxes			(0.58)	(0.47)	(5.75)
Deferred Financing Costs			(0.09)	(0.08)	(0.08)
Foreign Exchange			(0.02)	(0.02)	(0.36)
Non-controlling Interest			0.03	0.03	-
Other			0.00	0.00	0.01
Earnings Netback			5.31	4.32	11.66

Vermilion's bank debt (net of working capital) on June 30, 2002 was $192.2 million. The increase from $144.6 million at March 31, 2002 was a result of funding the acquisition in Trinidad through the bank line. This facility currently reflects a borrowing base of $270.0 million with the existing bank syndicate, up from $250.0 million. The amended facility arrangements closed in May 2002, prior to the closing of the Trinidad acquisition. Vermilion has continued with a one-year revolving loan that is now classified as a current liability under the new accounting guidelines. With the inclusion of Trinidad in Vermilion's asset mix with long-term growth potential, further review of long-term debt capital needs is underway.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,	
($000's)	2002	2001	2002	2001
Land	$ 3,153	$ 6,754	$ 4,846	$ 11,548
Seismic	658	-	1,108	3,682
Drilling & Completions	8,447	20,847	27,561	42,574
Production Equipment and Facilities	1,324	6,092	5,019	11,296
Workovers	1,104	1,786	2,885	3,617
Capitalized Exploration Administration	1,171	675	1,687	1,350
Drilling and Development Expenditures	15,857	36,154	43,106	74,067
Property Acquisitions	1,606	627	3,730	955
Corporate Acquisitions	-	-	30,986	-
Other	391	2,274	1,203	3,552
	$ 17,854	$ 39,055	$ 79,025	$ 78,574

Funding of Capital Expenditures

	Three months ended June 30,	Six months ended June 30,

($000's)	2002	2001	2002	2001
Cash Flow	$ 33,327	$ 42,137	$ 66,123	$ 92,191
Debt, Working Capital and Other	(16,080)	(4,143)	8,650	(11,719)
Equity	607	1,061	4,252	(1,898)
	$ 17,854	$ 39,055	$ 79,025	$ 78,574

Statement of Cash Flow Reconciliation

	Three months ended June 30,		Six months ended June 30,	
($000's)	2002	2001	2002	2001
Capital Expenditures	$ 17,854	$ 39,055	$ 79,025	$ 78,574
Debt Assumed for Artemis	-	-	(9,072)	-
Investment per Cash Flow Statement	$ 17,854	$ 39,055	$ 69,953	$ 78,574

>>

OUTLOOK

On July 30th Vermilion announced the appointment of Mr. James McFarland to the Company's Board of Directors. Mr. McFarland, a professional engineer with over 30 years of international oil and gas industry experience, is currently President of Southern Pacific Petroleum N.L. This appointment completes one of the Company's stated corporate governance objectives by increasing board size to seven directors of which four are independent.

Vermilion continues its search for new acquisitions with a specific focus on international opportunities at this point in time. The opportunities and regions will be selected within the existing corporate strategy with a particular emphasis on the 5-year plan growth objective. The Western Canadian Sedimentary Basin continues to provide select opportunities to expand our districts. It is becoming more difficult to find domestic acquisition opportunities with the growth potential and upside needed to meet the corporate production growth targets. As a result, management feels the Company's growth in Canada must increasingly focus on grass roots exploration. In France, as in Canada, the focus of the capital program is on developing the exploration inventory, while acquisition opportunities are focused more broadly in the European region. Trinidad presents a prolific source of long-term growth potential to add to a balanced portfolio of assets in Canada and France.

We are providing the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, political risk, product demand and transportation restrictions.

The Company has revised its projections for 2002 with the summary table provided below. Cash flow and earnings projections remain in line with the original budget despite lower average production levels anticipated for 2002. The cash flow for the second half of the year reflects similar commodity prices as the first half. Lower than budgeted production levels may be corrected for in the second half with over 60% of the 2002 drilling program to be completed. This appears to be a minor setback given the strength of the Company's prospect inventory. With the inclusion of Trinidad production in

December, exit production levels should reach 28,000 boe/d (prior to the consolidation of Aventura). Combined with anticipated year over year reserve growth of 35 to 40%, the platform for material production and cash flow growth has been established.

The Capital program for 2002 has been increased to $235 million from $155 million to account for capital of $72 million in Trinidad including the acquisition and subsequent development capital on the island. Other consolidation acquisition opportunities in Canada account for the remaining $8 million of increased capital expenditures. Given the current forecast of cash flow and the expanded capital program, the exit debt level (net of working capital) is anticipated to be $228 million.

<<

Revised 2002 Forecast Summary	10:1	6:1
Average Production (boepd)	20,800	25,600
Gas weighting - (based on average production)	35%	47%
Cash Flow from Operations (000 Cdn $)		$ 129,500
Per share, basic		2.31
Per share, diluted		2.27
Net Earnings (000 Cdn $)		40,200
Per share, basic		0.71
Per share, diluted		0.70
Capital Expenditures (000 Cdn $)		235,000
Cash Flow Netback (per Boe)	$17.05	13.85
Gas (AECO Hub per GJ) Cdn $		3.50
WTI reference price (US per Bbl)		$ 24.00

Consolidated Balance Sheets
($000's, unaudited)

	June 30, 2002	December 31, 2001
Assets		
Current assets:		
Cash	$ 12,676	$ 6,716
Accounts receivable	35,807	43,457
Crude oil inventory	4,036	2,593
Prepaid expenses and other	6,968	5,296
	59,487	58,062
Deferred financing costs	738	1,012
Restricted cash (note 7)	66,348	-
Capital assets	596,307	546,705
	$ 722,880	$ 605,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 53,351	$ 69,206
Bank loan (note 3)	186,674	-
Income taxes payable	11,637	7,484
	251,662	76,690
Long-term debt (note 3)	-	101,053
Provision for future site restoration	10,166	7,965
Future income taxes	143,068	129,698
	404,896	315,406
Non-controlling interest	14,914	11,330

Shareholders' equity:		
Share capital (note 4)	140,398	136,146
Retained earnings	162,672	142,897
	303,070	279,043
	$ 722,880	$ 605,779

Consolidated Statements of Earnings and Retained Earnings

($000's, except share and per share amounts, unaudited)	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenue:				
Petroleum and natural gas revenue	$ 68,854	$ 74,847	$ 133,467	$ 157,558
Royalties (net)	(14,838)	(18,109)	(28,596)	(37,613)
	54,016	56,738	104,871	119,945
Expenses:				
Production	10,970	7,682	19,883	15,583
Interest	1,300	1,523	2,469	3,239
General and administration	2,683	1,750	5,041	3,530
Foreign exchange loss (gain)	(46)	938	158	1,426
Depletion and depreciation	23,263	11,272	43,854	22,014
	38,170	23,165	71,405	45,792
Earnings before income taxes and other items	15,846	33,573	33,466	74,153
Income taxes:				
Future	554	7,543	2,174	22,627
Current	5,658	3,572	11,222	5,418
Capital	280	212	415	273
	6,492	11,327	13,811	28,318
Other items:				
Non-controlling interest	(15)	-	(120)	-
Equity in income of affiliate	-	33	-	59
Net earnings	9,369	22,279	19,775	45,894
Excess of consideration paid over stated value of shares purchased	-	(122)	-	(3,100)
Retained earnings, beginning of period	153,303	101,111	142,897	80,474
Retained earnings, end of period	$ 162,672	$ 123,268	$ 162,672	$ 123,268
Net earnings per Common Share:				
Basic	$ 0.17	$ 0.41	$ 0.36	$ 0.85
Diluted	$ 0.17	$ 0.40	$ 0.35	$ 0.82
Weighted Average Common Shares Outstanding				

Basic	55,835,671	54,262,317	55,714,837	54,265,392
Diluted	56,911,005	57,760,909	56,782,449	58,048,336

Consolidated Statements of Cash Flows

($000's except per share amounts, unaudited)	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
Operating				
Net earnings	$ 9,369	$ 22,279	$ 19,775	$ 45,894
Items not affecting cash:				
Depletion and depreciation	23,263	11,272	43,854	22,014
Unrealized foreign exchange loss (gain)	(20)	915	92	1,403
Amortized deferred financing costs	176	161	348	312
Non-controlling interest	(15)	-	(120)	-
Equity in income of affiliate	-	(33)	-	(59)
Future income taxes	554	7,543	2,174	22,627
Funds generated from operations	33,327	42,137	66,123	92,191
Changes in non-cash working capital	5,199	5,354	(16,505)	(275)
	38,526	47,491	49,618	91,916
Investing				
Drilling and development of petroleum and natural gas properties	(16,248)	(39,055)	(44,308)	(78,574)
Corporate acquisition (note 2b)	-	-	(21,915)	-
Acquisition of capital assets	(1,606)	-	(3,730)	-
Cash acquired on shares issued by subsidiary	2,777	-	2,827	-
Restricted cash held for acquisition (note 7)	(66,348)	-	(66,348)	-
Long-term investments and other assets	-	(3,520)	-	(3,520)
Site Restoration costs incurred	-	-	(158)	-
	(81,425)	(42,575)	(133,632)	(82,094)
Financing				
Increase (decrease) in bank loan	42,271	4,257	85,621	(1,864)
Issue (repurchase) of common shares for cash, net of share issue costs	607	1,061	4,252	(1,898)

Increase in deferred financing costs	(75)	(118)	(75)	(333)
	42,803	5,200	89,798	(4,095)
Foreign exchange gain (loss) on cash held in a foreign currency	310	(870)	176	(1,561)
Net increase in cash	214	9,246	5,960	4,166
Cash, beginning of period	12,462	10,781	6,716	15,861
Cash, end of period	$ 12,676	$ 20,027	$ 12,676	$ 20,027
Funds from operations per Common Share:				
Basic	$ 0.60	$ 0.78	$ 1.19	$ 1.70
Diluted	$ 0.58	$ 0.76	$ 1.16	$ 1.65
Cash payments				
Interest	$ 795	$ 1,750	$ 2,186	$ 2,703
Taxes	$ 346	$ 497	$ 7,159	$ 632

>>

Notes to the Consolidated Financial Statements
For the six months ended June 30, 2002 and 2001, unaudited

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the Company's 2001 annual report.

2. Business Acquisition and Investment

a) Effective May 22, 2002 the Company exercised its Warrants and Options in Aventura including Share Purchase Warrants (19,555,556 warrants at $0.25 per warrant); Finance Options (2,100,000 options at $0.18 per option); and Finance Warrants (2,100,000 warrants at $0.25 per warrant) in exchange for 23,755,556 shares of Aventura at a cost of $5,791,889. This increases the Company's ownership position to 46.8%. Effective December 31, 2001 the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting.

b) On February 13, 2002, the Company signed a letter agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private Canadian oil and gas company for total cash consideration of $21,915,000. The agreement closed on March 21, 2002 at which time Artemis became a wholly owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:

<<

Allocation of purchase price:

Capital assets	$ 42,865
Current assets	2,039
Current liabilities	(6,511)
Future income taxes	(11,195)
Long-term debt	(4,600)
Site restoration	(683)
Cash consideration	$ 21,915

>>

3. Bank Loan

At June 30, 2002, the Company had a line of credit of $270,000,000 with a banking syndicate, which has a one-year extendible revolving period. A working capital tranche of $10 million included in the $270 million facility has been placed in France to assist cash-management practices.

Effective January 1, 2002, the Company has classified its bank loan as current as required for such loan facilities by new guidance issued by the CICA Emerging Issues Committee.

4. Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares
Common shares issued
<<

	Number of shares	(000's) Amount
Balance, December 31, 2000	54,489,920	$ 132,965
Stock options exercised for cash	1,153,882	4,864
Shares acquired under normal course issuer bids	(629,500)	(1,683)
Balance, December 31, 2001	55,014,302	136,146
Stock options exercised for cash	865,583	4,252
Balance, June 30, 2002	55,879,885	$ 140,398

>>

The Company has a stock-based compensation plan that allows certain key employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options are issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date.

The Company accounts for its stock-based compensation plan using the intrinsic-value of the stock options. Using intrinsic-values, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at market value.

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net income of using the fair value method for stock options issued on or after January 1, 2002. If the fair-value method had been used, the effect on the Company's 2002 net income would have been a reduction of $ 901,000 (Q2 - $548,000) for the stock options granted in this period. The effect on net income would be a reduction of $ 0.02 per share (Q2 - $ 0.01 per share).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants: risk-free interest rate of 4.5%; expected lives of 5 years; and expected volatility of 51.

Normal Course Issuer Bids

Effective November 23, 2001, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002. No shares were purchased during the period.

<<

5. Segmented Information

($000's, unaudited)	June 30, 2002	June 30, 2001
Petroleum and natural gas revenues:		
Canada	$ 96,112	$ 116,926
France	37,355	40,632
	$ 133,467	$ 157,558
Net earnings:		
Canada	$ 11,563	$ 29,961
France	8,212	15,933
	$ 19,775	$ 45,894
Funds generated from operations:		
Canada	$ 42,689	$ 67,541
France	23,434	24,650
	$ 66,123	$ 92,191
Capital expenditures:		
Canada	$ 66,368	$ 61,916
France	11,909	16,658
Trinidad	677	-
Argentina	71	-
	$ 79,025	$ 78,574

	June 30, 2002	December 31, 2001
Identifiable assets:		
Canada	$ 519,320	$ 401,063
France	187,951	188,481
Trinidad	13,419	13,981
Argentina	2,190	2,254
	$ 722,880	$ 605,779

>>

6. Contingencies

On September 25, 2001, Vermilion received a tax assessment notice from

the Direction Générale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6.5 million (4.5 million Euro), including interest charges for late filing. The company disagrees with the tax authorities position and is in the process of challenging the assessment. At the present time the company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at June 30, 2002.

7. Subsequent event

On June 21, 2002, the Company signed an agreement to purchase a 40% Participating Interest in, and operatorship of the Central Block onshore Trinidad. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block, while Vermilion's subsidiary, Aventura Energy Inc., holds the remaining 25%. On June 28, 2002, Vermilion deposited $66,348,000 with the Company's lawyers to be held in trust for the acquisition. On July 30, 2002, Vermilion closed the acquisition with a total deal price of $43,570,000 USD, including debt and working capital.

%SEDAR: 00003901E

-0- 08/16/2002

/For further information: please visit our website at http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer or Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 15:20e 16-AUG-02


VERMILION
RESOURCES
LTD




next?



Q2

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

HIGHLIGHTS:

TRINIDAD

- Vermilion acquired a 40% participating interest in and operatorship of the onshore Central Block permit. This permit includes two gas discoveries with expected recoverable (P50) reserves of 92 million boe. The Trinidad reserves alone add 35% to the Company's (P50) reserve base. By yearend 2002, the Company will have drilled a second exploration prospect on trend with the highly successful Carapal Ridge-1 and installed a natural gas pipeline to initiate a six-month production/market test. Over the next six months, Vermilion will outline plans to further develop five to six potential significant prospects that have been identified to date on the Central Block.

- **FRANCE**

- Interpretation of the Champotran 2D seismic program has lead to nine new drilling locations including two new pool exploration targets which, combined with two new field exploration targets, have the potential to double production in France. Completion of regional work in the Paris Basin provided leads for potential expansion of the basin to the south.

- **CANADA**

- Vermilion has expanded its domestic land base by more than 40%, year-to-date, acquiring land primarily in new areas as the company focuses on a grass roots exploration approach to growing its domestic business.

CORPORATE

- Average production for the first half increased 17% year over year.

- Mr. James D. McFarland, Chief Executive Officer of Southern Pacific Petroleum N.L., was appointed to the Company's Board of Directors, increasing the number of independent directors to four and the full Board to seven.

- Vermilion continues to build the new High Impact Exploration Group with the addition of Mr. Michael J. Leith as General Manager, Mr. Mike Perkins as Senior Explorationist and the secondment of Mr. Blair Anderson from Aventura Energy Inc. as Manager Exploration, Trinidad. Mr. Barry Larson has been seconded to Vermilion as General Manager, Trinidad Operations.

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
Financial (Cdn. $000's except share and per share amounts, unaudited)				
Petroleum & natural gas revenues	**$ 68,854**	$ 74,847	**$ 133,467**	$ 157,558
Cash flow from operations	**33,327**	42,137	**66,123**	92,191
Per share, basic	**0.60**	0.78	**1.19**	1.70
Per share, diluted	**0.58**	0.76	**1.16**	1.65
Net earnings	**9,369**	22,279	**19,775**	45,894
Per share, basic	**0.17**	0.41	**0.36**	0.85
Per share, diluted	**0.17**	0.40	**0.35**	0.82
Capital expenditures	**$ 17,854**	$ 39,055	**79,025**	78,574
Total assets			**722,880**	543,290
Debt (net of working capital)			**(192,175)**	(99,581)
Shareholders' equity			**$ 303,070**	$ 257,435
Common shares outstanding				
Basic			**55,879,885**	54,554,302
Diluted			**59,659,087**	58,451,920
Weighted average common shares outstanding				
Basic			**55,714,837**	54,265,392
Diluted			**56,782,449**	58,048,336
Share trading				
High			**$ 11.35**	$ 12.50
Low			**$ 9.46**	$ 7.15
Close			**$ 10.35**	$ 10.76
Operations				
Production				
Crude oil (bbls/d)	**10,611**	11,428	**10,833**	11,328
Natural gas liquids (bbls/d)	**2,690**	1,869	**2,605**	1,747
Natural gas (mcf/d)	**74,528**	51,163	**71,348**	51,949
Total (boe/d at 10:1)	**20,754**	18,413	**20,573**	18,270
Total (boe/d at 6:1)	**25,722**	21,823	**25,330**	21,733
Average selling price				
WTI reference price (US per bbl)	**$ 26.25**	$ 27.97	**$ 23.95**	$ 28.33
Brent reference (US per bbl)	**25.04**	27.33	**23.09**	26.59
AECO reference (Cdn per GJ)	**3.73**	5.74	**3.54**	7.14
Crude oil (per bbl)	**33.97**	37.46	**35.14**	37.20
Natural gas liquids (per bbl)	**29.35**	40.89	**26.26**	42.85
Natural gas (per mcf)	**4.34**	6.22	**4.04**	7.20
Operations netback (per boe at 10:1)	**22.79**	29.28	**22.82**	31.57
Operations netback (per boe at 6:1)	**18.39**	24.70	**18.53**	26.54
Cash flow netback (per boe at 10:1)	**17.65**	25.16	**17.75**	27.88
Cash flow netback (per boe at 6:1)	**$ 14.24**	$ 21.22	**$ 14.42**	$ 23.44

OPERATIONS

Vermilion's production averaged 25,722 boe/d for the second quarter, up 3% over the first quarter of 2002. Average volumes for the first half increased by 17% relative to the same period a year ago primarily due to the addition of production in the Peace River Arch. Despite strong year over year production growth, production volumes are lower than expected for the first half relative to the targeted average of 27,000 boe/d. An extended spring break up delayed the Company's drilling program and tie-in of wells drilled earlier in the year, significantly impacting production volumes. As at June 30, 2002, 63% of the Company's 2002 drilling program remained outstanding based on a total of 77 wells for the year. Incremental production in Canada came from properties acquired in the first quarter through the Artemis transaction.

Production Summary

	Three months ended June 30, 2002				Six months ended June 30, 2002				Q1 2002	H1 2001
	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	Oil & NGLs bbls/d	Natural Gas mmcf/d	**(10:1) Total boe/d**	**(6:1) Total boe/d**	(6:1) Total boe/d	(6:1) Total boe/d
Canada										
Northern District										
Mastin Lake	—	7.76	**776**	**1,294**	—	8.90	**890**	**1,484**	1,676	1,527
Peach River Arch	862	17.55	**2,617**	**3,787**	815	17.31	**2,546**	**3,699**	3,611	—
Utikuma	3,531	0.51	**3,582**	**3,616**	3,587	0.52	**3,639**	**3,673**	3,730	4,377
Total	4,393	25.82	**6,975**	**8,697**	4,402	26.73	**7,075**	**8,856**	9,017	5,904
Southern District										
Mikwan	208	9.37	**1,145**	**1,769**	121	5.29	**650**	**1,003**	228	—
Chip Lake	2,563	32.61	**5,824**	**7,998**	2,629	32.58	**5,887**	**8,060**	8,122	7,956
Southern Foothills	320	5.54	**874**	**1,243**	330	5.73	**903**	**1,285**	1,327	1,660
Total	3,091	47.52	**7,843**	**11,010**	3,080	43.60	**7,440**	**10,348**	9,677	9,616
Total Canada	7,484	73.34	**14,818**	**19,707**	7,482	70.33	**14,515**	**19,204**	18,694	15,520
France										
Aquitaine Basin	3,338	—	**3,338**	**3,338**	3,423	—	**3,423**	**3,423**	3,509	3,647
Paris Basin	2,233	—	**2,233**	**2,233**	2,295	—	**2,295**	**2,295**	2,358	2,137
Other	246	1.19	**365**	**444**	238	1.02	**340**	**408**	371	429
Total France	5,817	1.19	**5,936**	**6,015**	5,956	1.02	**6,058**	**6,126**	6,238	6,213
Total Combined	13,301	74.53	**20,754**	**25,722**	13,438	71.35	**20,573**	**25,330**	24,932	21,733

Drilling Activity
(# of wells)

	Three months ended June 30, 2002						Six months ended June 30, 2002					
	Exploration		Development		**Total**		Exploration		Development		**Total**	
	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**
Canada												
Oil	1	(1.0)	0	(0.0)	**1**	**(1.0)**	2	(1.5)	4	(3.3)	**6**	**(4.8)**
Gas	2	(1.5)	2	(2.0)	**4**	**(3.5)**	4	(3.0)	10	(8.5)	**14**	**(11.5)**
D&A	0	(0.0)	0	(0.0)	**0**	**(0.0)**	6	(4.3)	1	(1.0)	**7**	**(5.3)**
Total Canada	3	(2.5)	2	(2.0)	**5**	**(4.5)**	12	(8.8)	15	(12.8)	**27**	**(21.6)**
France												
Oil	0	(0.0)	1	(1.0)	**1**	**(1.0)**	0	(0.0)	2	(2.0)	**2**	**(2.0)**
Gas	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
D&A	0	(0.0)	0	(0.0)	**0**	**(0.0)**	0	(0.0)	0	(0.0)	**0**	**(0.0)**
Total France	0	(0.0)	1	(1.0)	**1**	**(1.0)**	0	(0.0)	2	(2.0)	**2**	**(2.0)**
Combined												
Oil	1	(1.0)	1	(1.0)	**2**	**(2.0)**	2	(1.5)	6	(5.3)	**8**	**(6.8)**
Gas	2	(1.5)	2	(2.0)	**4**	**(3.5)**	4	(3.0)	10	(8.5)	**14**	**(11.5)**
D&A	0	(0.0)	0	(0.0)	**0**	**(0.0)**	6	(4.3)	1	(1.0)	**7**	**(5.3)**
Total Combined	3	(2.5)	3	(3.0)	**6**	**(5.5)**	12	(8.8)	17	(14.8)	**29**	**(23.6)**

TRINIDAD CENTRAL BLOCK ACQUISITION

On July 30, 2002, Vermilion closed the acquisition of a 40% interest in and operatorship of the Central Block, onshore Trinidad thereby solidifying the area as the Company's third region. Two exploration wells, Carapal Ridge-1 and Corosan-1, were drilled on the Central Block in 2001, resulting in two exploration discoveries with combined gross P50 reserves assigned by Gilbert Laustsen and Jung Associates Ltd. of over 92 million boe of natural gas and condensate. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) holds a 35% interest in the block while Vermilion's subsidiary, Aventura Energy Inc., currently holds the remaining 25% interest with the option to acquire up to an additional 5% (gross) interest from Vermilion. Should Aventura exercise this option, Vermilion will retain a 35% ownership interest, Aventura's interest will increase to 30% and Petrotrin's share will remain unchanged at 35%.

Vermilion and Aventura have signed a joint venture agreement for purposes of managing operations and enhancing efficiencies. Barry Larson of Aventura has been seconded to the joint venture as the in-country General Manager while Blair Anderson, also of Aventura, has been seconded to Vermilion's High Impact Exploration Group as Manager Exploration, Trinidad. This agreement also defines the terms upon which future opportunities will be shared between the two companies.

The Trinidad work program for the remainder of 2002 includes building a 12-kilometer, 10-inch natural gas pipeline for a six-month production test and drilling the Carapal SW-1 prospect located to the south and west on the same structural trend as Carapal Ridge-1. Vermilion's share of the proposed US $7.5 million capital budget for the remainder of the year is US $3.3 million. In the first quarter of 2003, the joint venture will drill a second prospect, CO-40 (A), to the north and east of the Carapal discovery offsetting a well drilled in 1958 that had indications of hydrocarbons. This is to be followed by three shallow oil wells, two of which offset existing wells with by-passed oil pay and the third is a step-out well. To date, the Company has identified six separate plays/prospects each of which has between two and six locations. The Company will also be shooting a 2D seismic program to delineate the Carapal Ridge structure and assist in identifying future drilling potential.

FRANCE

In the Paris Basin, evaluation of 190 kilometers of 2D seismic at Champotran has lead to nine new drilling locations, four of which are on the existing production concession and five are on the St-Just-En-Brie exploration permit. The Company is targeting two satellite pools, which combined with two new field exploration targets, have the potential to double production in France. Interpretation of the data has also given the company further confidence with respect to these previously identified prospects at Chateaubleau and Villegagnon located approximately eight kilometers east and ten kilometers south, respectively, of the Champotran field. Regional work in the Paris Basin has been completed recently and several leads may establish significant development of the Basin to the south of existing producing fields. Additional permit applications in process will provide several years of exploration activity.

In the Malnoue field, the Company successfully re-completed Malnoue 109, a well that was damaged when originally drilled, resulting in incremental production of 350 boe/d with a stabilized water cut of 30%. Encouraged by these results, three wells have been identified in the Vulaines and Malnoue fields as potential candidates for the same workover program. Vermilion is also perforating several zones in the Champotran field that had not previously been perforated but have the potential to add significant incremental production in the third quarter.

CANADA

Over the past six months, Vermilion has taken advantage of depressed land prices to significantly augment its land position, primarily in new areas managed by the High Impact Exploration Group. To date, the Company has expanded the domestic land base by more than 40%. In the second half of the year, Vermilion anticipates adding to the exploration land position as well as acquiring 70 to 80 sections of land in its core areas, protecting existing plays and searching for new pools. We will continue to increase the grass roots exploration component to growing our Canadian asset base. Following the exploration success in the Peace River Arch in 2001, the Company has accumulated 45 sections of land at Girouxville identifying anomalies to existing producing fields.

With the formation of the High Impact Exploration Group, the Company has accumulated land in several regions in Canada each of which could lead to development of a significant new core area. The majority of land accumulated this year relates to exploration activity and remains confidential at this point in time. Management feels the exploration prospect inventory in Canada has strengthened tremendously over the past 6 to 12 months and will provide domestic growth over the next 2 to 3 years.

Vermilion drilled two wells on the recently acquired Mikwan properties, both of which have been cased with one well on production at a rate of 100 boe/d. Vermilion plans to accelerate its activities in this area during the third quarter, drilling up to 12 wells at Mikwan out of a 25-well domestic drilling program. The Company is currently drilling an exploration well targeting natural gas in the Foothills that will be logged and cased in the next few days. Success from this well may provide 3 to 4 follow up locations and a new area for the Company.

FINANCIAL

Many factors have combined to keep WTI prices strong in Q2, chief among them being growing fears of a U.S. led invasion of Iraq. Continued U.S. stockpiling of crude oil inventories and signals by Russia that it will not spark a price war with OPEC further support crude oil prices. While gas prices remained comparable to Q1 2002 levels, a gas glut in Alberta has driven gas prices down significantly from 2001 levels, with some

analysts predicting no relief until mid-winter. Weak west coast demand and increased storage levels are putting pressure on gas prices, which may only be helped by winter weather-driven demand increases.

Total revenues were $68.9 million for the quarter compared to $74.8 million in Q2 2001 and $64.6 million in Q1 2002. Continued production growth and commodity price increases account for increased revenues over Q1 2002. Combined crude oil and NGL's prices averaged $33.29 per bbl for the second quarter in 2002 compared to $40.32 per bbl for the same period in 2001. The natural gas price realized for the second quarter of $4.34 per mcf is significantly lower than the $6.22 per mcf received for the same period in the prior year. The combined oil and gas price of $29.80 per boe is up 8% over the first quarter price of $27.68 per boe. The improvement is largely due to increased WTI pricing this quarter over last.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 23.5 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.81 per mcf. Currently, the Company has hedged 17.7 mmcf/d of its 2003 natural gas production, with various price structures resulting in an average floor of $5.00 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year of 2002 and 3,500 bbls/d in 2003, at $25.20 and $24.60 US WTI equivalent, respectively. The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Total royalties, net of ARTC, increased to $6.59 per boe, compared with $6.13 per boe in the first quarter, a direct result of an 8% improvement in realized commodity prices between quarters. Year over year, royalties were down substantially from the $9.12 per boe reported in the second quarter of 2001 when commodity prices were near record levels.

Operating costs of $4.69 per boe have increased over both Q2 2001 costs of $3.87 per boe and Q1 2002 costs of $3.97 per boe. In Canada, processing costs in the Peace River Arch area account for the increase over prior periods. In France, one-time work-over costs expensed in the period make up the increase, with a return to budgeted costs expected in the third quarter.

Average debt for the quarter was up from Q1 2002 due to the Artemis deal that closed March 21, 2002. As a results, interest expense increased slightly relative to the first quarter, from $0.44 per boe to $0.48 per boe. Interest expense was not affected by the Trinidad deal in the quarter, as the $66 million added to the debt did not occur until June 28, 2002.

General and administrative costs increased to $1.15 per boe for the quarter compared to $0.87 per boe in Q2 2001 and $1.05 per boe in Q1 2002. The reasons for the increase include increased staffing levels along with additional G & A from the consolidation of Aventura.

Increased production, slightly higher finding costs and, primarily, a reserve revision in the fourth quarter of 2001 resulted in a significant increase in depletion and depreciation expenses. Depletion rose to $9.94 per boe compared with $5.68 per boe achieved in Q2 2001.

The Company's current tax provision remains unchanged at $2.54 per boe in the quarter from Q1 2002. Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. The current tax estimate for 2002 is in the range of $22 million.

Netbacks

	Three months ended June 30,				Six months ended June 30,				
	2002				2002				2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/Boe**	Oil & NGLs $/bbl	Natural Gas $/mcf	**(10:1) Total $/boe**	**(6:1) Total $/boe**	(6:1) Total $/boe
Canada									
Price	34.04	4.35	**38.75**	**29.14**	32.47	4.09	**36.57**	**27.64**	43.03
Oil Hedging Gain (loss)	(0.26)	—	**(0.13)**	**(0.10)**	0.47	—	**0.24**	**0.18**	(1.40)
Royalties (net)	(8.19)	(1.15)	**(9.82)**	**(7.38)**	(8.00)	(1.09)	**(9.40)**	**(7.11)**	(11.66)
Lifting Costs	(5.29)	(0.48)	**(5.05)**	**(3.80)**	(4.91)	(0.47)	**(4.79)**	**(3.62)**	(3.38)
Operating Netback	20.30	2.72	**23.75**	**17.86**	20.03	2.53	**22.62**	**17.09**	26.59
France									
Price	32.32	3.63	**32.40**	**31.98**	33.09	3.68	**33.15**	**32.78**	37.34
Oil Hedging Gain (loss)	(0.24)	—	**(0.24)**	**(0.24)**	0.93	—	**0.92**	**0.91**	(1.22)
Royalties (net)	(4.10)	(0.21)	**(4.06)**	**(4.01)**	(4.12)	(0.23)	**(4.09)**	**(4.04)**	(4.31)
Lifting Costs	(7.02)	(4.14)	**(7.70)**	**(7.60)**	(6.13)	(3.70)	**(6.65)**	**(6.58)**	(5.41)
Operating Netback	20.96	(0.72)	**20.40**	**20.13**	23.77	(0.25)	**23.33**	**23.07**	26.40
Combined									
Price	33.29	4.34	**36.93**	**29.80**	32.74	4.09	**35.56**	**28.88**	41.41
Oil Hedging Gain (loss)	(0.25)	—	**(0.16)**	**(0.13)**	0.67	—	**0.44**	**0.36**	(1.35)
Royalties (net)	(6.40)	(1.13)	**(8.17)**	**(6.59)**	(6.28)	(1.08)	**(7.84)**	**(6.37)**	(9.56)
Lifting Costs	(6.04)	(0.54)	**(5.81)**	**(4.69)**	(5.45)	(0.51)	**(5.34)**	**(4.34)**	(3.96)
Operating Netback	20.60	2.67	**22.79**	**18.39**	21.68	2.50	**22.82**	**18.53**	26.54
General & Administrative			**(1.42)**	**(1.15)**			**(1.35)**	**(1.10)**	(0.90)
Interest			**(0.60)**	**(0.48)**			**(0.57)**	**(0.46)**	(0.74)
Foreign Exchange			**0.02**	**0.02**			**(0.02)**	**(0.01)**	(0.01)
Current & Capital Taxes			**(3.14)**	**(2.54)**			**(3.13)**	**(2.54)**	(1.45)
Cash Flow Netback			17.65	14.24			17.75	14.42	23.44
Depletion & Depreciation			**(12.32)**	**(9.94)**			**(11.78)**	**(9.56)**	(5.60)
Future Income Taxes			**(0.29)**	**(0.24)**			**(0.58)**	**(0.47)**	(5.75)
Deferred Financing Costs			**(0.09)**	**(0.08)**			**(0.09)**	**(0.08)**	(0.08)
Foreign Exchange			**0.01**	**0.01**			**(0.02)**	**(0.02)**	(0.36)
Non-controlling Interest			**0.01**	**0.01**			**0.03**	**0.03**	—
Other			**0.00**	**0.00**			**0.00**	**0.00**	0.01
Earnings Netback			4.97	4.00			5.31	4.32	11.66

Vermilion's bank debt (net of working capital) on June 30, 2002 was $192.2 million. The increase from $144.6 million at March 31, 2002 was a result of funding the acquisition in Trinidad through the bank line. This facility currently reflects a borrowing base of $270.0 million with the existing bank syndicate, up from $250.0 million. The amended facility arrangements closed in May 2002, prior to the closing of the Trinidad acquisition. Vermilion has continued with a one-year revolving loan that is now classified as a current liability under the new accounting guidelines. With the inclusion of Trinidad in Vermilion's asset mix with long-term growth potential, further review of long-term debt capital needs is underway.

Capital Expenditures

($000's)	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Land	$ **3,153**	$ 6,754	$ **4,846**	$ 11,548
Seismic	**658**	-	**1,108**	3,682
Drilling & Completions	**8,447**	20,847	**27,561**	42,574
Production Equipment and Facilities	**1,324**	6,092	**5,019**	11,296
Workovers	**1,104**	1,786	**2,885**	3,617
Capitalized Exploration Administration	**1,171**	675	**1,687**	1,350
Drilling and Development Expenditures	**15,857**	36,154	**43,106**	74,067
Property Acquisitions	**1,606**	627	**3,730**	955
Corporate Acquisitions	**-**	-	**30,986**	-
Other	**391**	2,274	**1,203**	3,552
	$ **17,854**	$ 39,055	$ **79,025**	$ 78,574

Funding of Capital Expenditures

($000's)	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Cash Flow	$ **33,327**	$ 42,137	$ **66,123**	$ 92,191
Debt, Working Capital and Other	**(16,080)**	(4,143)	**8,650**	(11,719)
Equity	**607**	1,061	**4,252**	(1,898)
	$ **17,854**	$ 39,055	$ **79,025**	$ 78,574

Statement of Cash Flow Reconciliation

($000's)	Three months ended June 30, 2002	2001	Six months ended June 30, 2002	2001
Capital Expenditures	$ **17,854**	$ 39,055	$ **79,025**	$ 78,574
Debt Assumed for Artemis	**-**	-	**(9,072)**	-
Investment per Cash Flow Statement	$ **17,854**	$ 39,055	$ **69,953**	$ 78,574

OUTLOOK

On July 30th Vermilion announced the appointment of Mr. James McFarland to the Company's Board of Directors. Mr. McFarland, a professional engineer with over 30 years of international oil and gas industry experience, is currently President of Southern Pacific Petroleum N.L. This appointment completes one of the Company's stated corporate governance objectives by increasing board size to seven directors of which four are independent.

Vermilion continues its search for new acquisitions with a specific focus on international opportunities at this point in time. The opportunities and regions will be selected within the existing corporate strategy with a particular emphasis on the 5-year plan growth objective. The Western Canadian Sedimentary Basin continues to provide select opportunities to expand our districts. It is becoming more difficult to find domestic acquisition opportunities with the growth potential and upside needed to meet the corporate production growth targets. As a result, management feels the Company's growth in Canada must increasingly focus on grass roots exploration. In France, as in Canada, the focus of the capital program is on developing the exploration inventory, while acquisition opportunities are focused more broadly in the European region. Trinidad presents a prolific source of long-term growth potential to add to a balanced portfolio of assets in Canada and France.

We are providing the following forward-looking financial and operational information in the interests of full and broad disclosure to all of our shareholders and other stakeholders. It is important to note that these projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, political risk, product demand and transportation restrictions.

The Company has revised its projections for 2002 with the summary table provided below. Cash flow and earnings projections remain in line with the original budget despite lower average production levels anticipated for 2002. The cash flow for the second half of the year reflects similar commodity prices as the first half. Lower than budgeted production levels may be corrected for in the second half with over 60% of the 2002 drilling program to be completed. This appears to be a minor setback given the strength of the Company's prospect inventory. With the inclusion of Trinidad production in December, exit production levels should reach 28,000 boe/d (prior to the consolidation of Aventura). Combined with anticipated year over year reserve growth of 35 to 40%, the platform for material production and cash flow growth has been established.

The Capital program for 2002 has been increased to $235 million from $155 million to account for capital of $72 million in Trinidad including the acquisition and subsequent development capital on the island. Other consolidation acquisition opportunities in Canada account for the remaining $8 million of increased capital expenditures. Given the current forecast of cash flow and the expanded capital program, the exit debt levels (net of working capital) is anticipated to be $228 million.

Revised 2002 Forecast Summary	**10:1**	**6:1**
Average Production (boepd)	20,800	25,600
Gas weighting – (based on average production)	35%	47%
Cash Flow from Operations (000 Cdn $)		$ 129,500
Per share, basic		2.31
Per share, diluted		2.27
Net Earnings (000 Cdn $)		40,200
Per share, basic		0.71
Per share, diluted		0.70
Capital Expenditures (000 Cdn $)		235,000
Cash Flow Netback (per Boe)	$17.05	13.85
Gas (AECO Hub per Gj) Cdn $		3.50
WTI reference price (US per Bbl)		$ 24.00

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884





VERMILION
RESOURCES
LTD.



vermilion resources ltd.
Head office
Vermilion Resources Ltd. 2800, 400 4th Avenue S.W. Calgary Alberta Canada T2P 0J4
Telephone: (403) 269-4884 Facsimile: (403) 264-6306
Email: investor_relations@vermilionresources.com Web site: www.vermilionresources.com
French office



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel: (403) 267-6800 Fax: (403) 267-6529

August 29, 2002

British Columbia Securities Commission
Alberta Securities Commission
Commission des valeurs mobilieres du Quebec
Ontario Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: VERMILION RESOURCES LTD

We confirm that the following material was sent by pre-paid mail on August 29, 2002 to the registered shareholders of common shares of the subject Corporation:

1. Second Quarter - Period ended June 30, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

S. Clancy
Assistant Account Manager
Client Services Stock Transfer
Direct Tel: (403) 267-6851
Fax: (403) 267-6529
Emal: sophie.clancy@computershare.com

FORM: 3 | CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

WHEN TO FILE: **A. Non-Exempt Companies***

(i) Prior to the change if it is an addition or appointment of a new director or officer; or

(ii) Within 10 days after the change if it is a termination, resignation or change in position or title.

* Each Non-Exempt Company is identified in TSE publications such as the TSE Monthly Review and the TSE Daily Record and on the quote page of www.tse.com by the addition of the letter "J" beside the Company's name. The TSE requires that each new officer or director of a non-exempt Company promptly file with the TSE a completed and executed Personal Information Form (see Form 4).

B. Exempt Companies**

Within 10 days after any relevant change.

** An Exempt Company is a Company that is not a Non-Exempt Company. A Personal Information Form does not need to be filed in regard to any new officer or director of an Exempt Company unless the TSE specifically requests in writing such a filing.

C. Trusts and Limited Partnerships

In addition to the above-described requirements for an Exempt Company, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW:

For Companies Reporting to the Toronto TSE Office:
Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:
Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Call 416.947.4520 or email companyreg@tse.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

For all Companies Reporting to the Montreal TSE Office:
Call 514.871.7874 or email companyreg@tse.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

NOTE: A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3 | **Company Name:** **Stock Symbol:**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	McFarland	James	D.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 4, 2002

CHECK HERE ☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Daniel G. Kolibar, Borden Ladner Gervais LLP

PHONE / EMAIL (403) 232-9559/dkolibar@blgcanada.com

DATE September 10, 2002

FORM: 3 | CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

WHEN TO FILE: **A. Non-Exempt Companies***

(i) Prior to the change if it is an addition or appointment of a new director or officer; or

(ii) Within 10 days after the change if it is a termination, resignation or change in position or title.

* Each Non-Exempt Company is identified in TSE publications such as the TSE Monthly Review and the TSE Daily Record and on the quote page of www.tse.com by the addition of the letter "J" beside the Company's name. The TSE requires that each new officer or director of a non-exempt Company promptly file with the TSE a completed and executed Personal Information Form (see Form 4).

B. Exempt Companies**

Within 10 days after any relevant change.

** An Exempt Company is a Company that is not a Non-Exempt Company. A Personal Information Form does not need to be filed in regard to any new officer or director of an Exempt Company unless the TSE specifically requests in writing such a filing.

C. Trusts and Limited Partnerships

In addition to the above-described requirements for an Exempt Company, file a Form 3 within 10 days of any relevant change to the senior officers or directors of the Manager or General Partner, as the case may be, of the listed Trust or Limited Partnership.

HOW: **For Companies Reporting to the Toronto TSE Office:**

Via fax to 416.947.4547 or via email to companyreg@tse.com

For Companies Reporting to the Montreal TSE Office:

Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS: **For Companies Reporting to the Toronto TSE Office:**

Call 416.947.4520 or email companyreg@tse.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

For all Companies Reporting to the Montreal TSE Office:

Call 514.871.7874 or email companyreg@tse.com regarding any questions about this Form or about the exempt / non-exempt status of the Company.

NOTE: A Form 3 is not required to be filed in respect of any change to the officers or directors of any subsidiary of the Company.

FORM: 3 | Company Name: Stock Symbol:

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	MacDonald	Larry	
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change
Director	June 4, 2002

CHECK HERE ☐ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form been filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Daniel G. Kolibar, Borden Ladner Gervais LLP

PHONE / EMAIL (403) 232-9559/dkolibar@blgcanada.com

DATE September 10, 2002

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Vermilion Resources Ltd. Responds to TSX Request for Information

CALGARY, Oct. 31 /CNW/ - Vermilion Resources Ltd. (VRM, TSX) (at the request of Market Regulation Services Inc., which is owned by the TSX and the Investment Dealers Association of Canada) is issuing the following statement with respect to recent trading activity and rumours about a possible reorganization of the Company.

The Board of Directors of Vermilion is investigating the possibility of effecting a reorganization. However, at this time no formal determination has been made by the Board of Directors.

Should Vermilion determine to effect a reorganization, it will make a further announcement.
%SEDAR: 00003901E

-0- 10/31/2002

/For further information: please visit our website at http://www.vermilionresources.com or contact Steve Bjornson, Vice President Finance and Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 10:39e 31-OCT-02

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Vermilion Resources Ltd. To Reorganize Company Creating A New Energy Trust And Separate Exploration Focused Producer

CALGARY, Nov. 4 /CNW/ - Vermilion Resources Ltd. ("Vermilion") (VRM,TSX), announced today that its Board of Directors has agreed to recommend the reorganization of the Company by way of a Plan of Arrangement which would result in shareholders receiving trust units in a new oil and gas energy trust ("Vermilion Trust" or the "Trust") that would benefit from approximately 94% of Vermilion's producing assets. In addition, Vermilion shareholders would receive shares in a separate publicly listed high growth, exploration-focused producer ("Exploreco") which would hold certain of Vermilion's natural gas weighted assets and undeveloped lands. Further, Vermilion has signed an agreement with majority-controlled Aventura Energy Inc. ("Aventura") (AVR, TSX-V) whereby Vermilion would sell 100% of its shares in Vermilion (Barbados) Limited, which holds Vermilion's Trinidad assets, to Aventura in consideration of 210.1 million common shares of Aventura at a deemed price of $0.35 per share. A 25% overriding royalty on the Bottrel gas property will also be acquired from Aventura for $6.3 million in cash. Vermilion currently owns 110 million Aventura shares. Upon completion of this transaction, Vermilion Trust would then benefit from an ownership of approximately 71% of the common shares of Aventura on a fully diluted basis. These transactions are subject to the Plan of Arrangement being approved by Vermilion shareholders, Aventura shareholder approval, as well as court, regulatory and other applicable approvals.

The reorganization is designed to increase shareholder value by dividing Vermilion's assets into three specific groups:

1. the predominantly mature assets would continue to be owned by Vermilion's shareholders through the Vermilion Trust;
2. the predominantly growth assets in Canada would move to Exploreco; and
3. the Trinidad growth assets would move entirely into Aventura.

The separation of Vermilion's assets under the contemplated structure better aligns risks and returns from each asset class in a way that is both tax effective and sustainable.

Pursuant to the Plan of Arrangement, Vermilion's shareholders will receive trust units that will pay monthly cash distributions derived from approximately 24,300 boe per day (63 mmcf per day, 13,800 bbls per day) of natural gas, light crude oil and liquids production. Shareholders may elect to receive up to an aggregate maximum of 6,000,000 exchangeable shares that can be converted to trust units at the option of the holder at a future date. Vermilion will apply to have the trust units listed on the Toronto Stock Exchange.

VERMILION TRUST

Vermilion's assets in Canada and France will be retained for the benefit of the Trust with the exception of approximately 1,500 boe per day of natural gas and liquids production from the Peace River Arch area of Alberta which will be transferred to Exploreco. Vermilion Trust estimates it can maintain current volumes by reinvesting 15% of its cash flow and therefore expects to distribute approximately 85% of overall net cash flow. The Trust's high level of operatorship in these mature producing assets, approximately 90%, is expected to ensure that an efficient cost structure will be maintained.

Vermilion Trust will differentiate itself from others trusts with its low cost structure, low decline rates, high quality production, high netbacks and 90% operatorship in its existing assets. In addition to these attributes, the Trust will be unique, in that it will benefit from the ownership of approximately 71% of the fully diluted shares of Aventura. This will allow the Trust to maintain control over its subsidiary and thereby maximize the value

of Aventura and its Trinidad assets.

Upon completion of this transaction, Aventura's primary asset will be a 65% operated interest in a world-class gas/condensate reservoir located in Trinidad with P50 reserves, as determined by Gilbert Laustsen Jung (GLJ), of 60 mmboe. The GLJ after tax value discounted at 8% for these reserves is $130 million CDN. The existing discovery well with deliverability in excess of 70 mmcfd is expected to be on production at 20 mmcfd for a minimum 6-month production test beginning in December 2002. Discussions are currently underway to extend the production test into a longer-term gas sales contract. Two additional exploration wells are expected to be drilled using 3D seismic in the first half of 2003 and will aid in further defining the upside value of this asset. Aventura has sufficient funding to undertake the planned expenditures and will not require funding from Vermilion Trust.

The reorganization will result in the Trust having financial leverage comparable to the average for the conventional oil and gas trust sector, with a debt to cash flow ratio expected to be approximately 1.5 to 1.

The executive team of Vermilion Trust will consist of Lorenzo Donadeo, P. Eng., President and Chief Executive Officer, and Claudio Ghersinich, P. Eng., Executive VP, Business Development. Mr. Donadeo and Mr. Ghersinich will bring a track record of successful asset and corporate acquisitions, exploitation, and sound financial management that the Trust will rely on for future growth. Mr. Donadeo was co-founder of Vermilion in 1994, along with Mr. Boyce and Mr. Ghersinich. He brings twenty-one years of experience in production, exploitation and marketing from Dome Petroleum, Amoco Canada and Encor Energy. He is currently the Chief Operating Officer of Vermilion. Mr. Ghersinich brings twenty-two years of industry experience primarily in corporate and asset acquisitions and exploitation from Dome Petroleum and Amoco Canada. He is currently Executive Vice President of New Ventures at Vermilion.

It is anticipated that the management and directors of the Vermilion Trust will own 13% of the trust units thus aligning their interests with those of the other unitholders.

EXPLORECO

As a result of the reorganization, Vermilion's shareholders will also receive common shares in a new high growth, exploration-focused, natural gas producer, Exploreco. Under the Plan of Arrangement, Exploreco will receive approximately 50% of Vermilion's existing working interests in natural gas producing assets in the Peace River Arch area, and approximately 275,000 net acres of undeveloped land on which numerous prospects have been defined.

The Exploreco team will be lead by Jeff Boyce, President and CEO and Steve Bjornson, Vice President Finance and CFO, and will have a separate management team and Board of Directors from that of the Trust. Mr. Boyce is a co-founder of Vermilion and a professional landman who brings over twenty-two years of oil and gas industry experience to Exploreco. He has considerable experience as a senior oil and gas executive with specific strengths in negotiations and corporate planning as well as land and exploration strategies. Mr. Bjornson is a chartered accountant with over fifteen years of oil and gas industry experience and is Vermilion's Chief Financial Officer. Mr. Bjornson has worked in various financial, accounting and tax related roles with junior and senior public oil and gas companies.

Exploreco will have no debt and a capital expenditure program currently anticipated to be $10-15 million for 2003. The company will be well positioned to aggressively pursue and expand on certain exploratory initiatives which are currently underway.

Upon completion of the Plan of Arrangement, Vermilion shareholders would own one share of Exploreco for every three shares currently held in Vermilion, and one trust unit in a new publicly traded income trust, which pays monthly cash distributions, or at their choice, a proportionate number of exchangeable shares for each Vermilion common share currently held. The maximum aggregate number of exchangeable shares that can be issued will be limited to 6,000,000, with shares prorated among those electing, if requests exceed the aggregate

amount set aside. Non-resident and tax exempt shareholders will only be able to elect for trust units.

An information circular with details of the Plan of Arrangement is anticipated to be mailed in mid-December and Vermilion expects that the shareholder meeting to consider the reorganization will occur prior to the end of January 2003. The Plan of Arrangement requires the approval of 66 2/3% of the votes cast by the shareholders and optionholders of Vermilion voting at the shareholder meeting, and the approval of the Court of Queen's Bench of Alberta, as well as other regulatory agencies. Vermilion's management and Directors, representing approximately 13% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement.

PRO FORMA ATTRIBUTES:

<<

As at September 30, 2002		Vermilion Trust	Exploreco
Production :	Liquids	13,800 bpd	260 bpd
	Gas	63 mmcf/d	7.2 mmcf/d
	Total (6 :1)	24,300 boepd	1,500 boepd
2003 Hedges:	Liquids	5,550 bopd (at) $24.74 WTI US	None
	Gas	22.3 mmcfd (at) $5.15/mcf CDN	None
Reserves (1):			
Proven		75.4 mmboe	1.5 mmboe
Established		90.8 mmboe	2.0 mmboe
Aventura consolidated (2)		133.0 mmboe	
RLI established		10.3 years	
Aventura consolidated (2)		15.1 years	3.8 years
% Proven		71%	66%
Operating Cost/Boe		$4.25 /boe	$4.00/boe
Debt		$211.0 million	None

(1) Based on January 1, 2002 GLJ evaluation. An updated GLJ report dated effective October 1, 2002 will be provided in the Information Circular to be mailed to the shareholders.

(2) Giving effect to the Plan of Arrangement to take effect the end of January 2003 and based on GLJ evaluation of Trinidad assets as of October 1, 2002.

RATIONALE FOR RECOMMENDING THE TRANSACTION:

Vermilion's Board of Directors has regularly considered a number of alternate strategies to its five-year business plan in order to maximize shareholder value. In considering the merits of, and in establishing the terms of the Plan of Arrangement and in making its recommendation, the Board concluded that shareholder value could be created and delivered at a higher rate, in a more sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go forward basis or through the sale or merger of Vermilion. The reorganization of Vermilion's assets into mature producing and growth components was viewed as providing better alignment of the potential growth in the assets with investors' expectations, and with that realignment, the shares of the three separate entities should, over time, be expected to be valued significantly better than are the shares of Vermilion on a stand alone basis. The Board also determined that a trust structure should afford all shareholders greater flexibility in choosing to participate in the future potential of the mature, growth or combined future potential of the ongoing entities. In addition, the Board felt that the Trust could be efficiently and successfully operated by a team of

seasoned professionals with a proven track record of delivering on asset management, acquisition, exploitation and financial management objectives.

The Board of Directors of Vermilion has unanimously determined, based on these factors, and others, that the Plan of Arrangement is in the best interests of Vermilion's shareholders and accordingly intends to recommend approval of the Plan of Arrangement.

GOVERNANCE

The Trust's Board of Directors will consist of a majority of directors independent from the management of the Trust; its composition is expected to be that of the existing Vermilion Board of Directors. A compensation program will be put in place that aligns unitholder and employee interests. This will include a bonus plan for management and key employees to be administered by the Board. This bonus plan will not exceed 2% of the net operating income with one half of the bonus to be paid in Trust units and one half in cash. No fees will be payable on acquisitions or dispositions. A trust unit incentive plan for all employees will also be instituted to a maximum of 10% of total trust units issued.

The Exploreco Board is currently being identified for recommendation to the shareholders, however it will have a different composition from that of the Trust.

The reorganization will be subject to the receipt of all necessary shareholder, court, and regulatory approvals. The reorganization will not result in a change of control of Vermilion. TD Securities Inc. (Lead Advisor), BMO Nesbitt Burns Inc., CIBC World Markets Inc. and RBC Capital Markets are acting as financial advisors to Vermilion with respect to the proposed transaction.

TD Securities Inc. has advised the Board of Vermilion that it is of the opinion that, subject to its review of the final form of the documents effecting the reorganization, that the consideration currently contemplated to be received by the Vermilion shareholders as a result of the completion of the Plan of Arrangement, is fair, from a financial point of view.

CONFERENCE CALL

Vermilion will discuss this transaction in a conference call to be held on Tuesday, November 5, 2002. The conference call will begin at 9:00 am Mountain Standard Time (11:00 am Eastern Time). To participate, overseas callers ONLY please dial 416-640-4127, all other participants please call 1-800-814-3911.

The conference call will also be available on replay by calling 416-640-1917 (Toronto area) OR 1-877-289-8525 for all other parties, using pass code 219583 followed by the pound key. The replay will be available two hours after the conclusion of the live broadcast until midnight eastern time on December 5, 2002.

FORWARD LOOKING STATEMENTS

The information in this news release contains forward-looking statements with respect to Vermilion, Exploreco and Vermilion Trust. By their nature, these statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include production levels, commodity prices and the successful implementation of the Plan of Arrangement.

%SEDAR: 00003901E

-0- 11/04/2002

/For further information: Vermilion Resources Ltd.: Jeff Boyce, President and Chief Executive Officer, Steve Bjornson, Vice President Finance and Chief Financial Officer, Lorenzo Donadeo, Executive Vice President and Chief Operating Officer, Telephone: (403) 269-4884, Fax: (403) 269-4880, Website: www.vermilionresources.com;
To request a free copy of this organization's annual report, please go to

http://www.newswire.ca and click on reports(at)cnw./
(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: RCN

-30-

CNW 15:25e 04-NOV-02

MATERIAL CHANGE REPORT

UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27)
UNDER CLAUSE 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (FORM 27)
UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO) (FORM 27)
UNDER SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)

1. Reporting Issuer:

   Vermilion Resources Ltd.
   2800, 400 - 4th Avenue S.W.
   Calgary, Alberta T2P 0J4

2. Date of Material Change:

   November 4, 2002

3. Press Release:

   On November 4, 2002 at Calgary, Alberta, a news release was issued and disseminated through Canada NewsWire.

4. Summary of Material Change:

   The Board of Directors of Vermilion Resources Ltd. ("Vermilion") has agreed to recommend the reorganization of Vermilion which would result in its shareholders receiving trust units in a new oil and gas energy trust (the "Trust") that would benefit from approximately 94% of Vermilion's producing assets and receiving common shares in a separate publicly listed high growth, exploration-focused producer ("Exploreco") which would hold certain of Vermilion's natural gas weighted assets and undeveloped lands. In addition, Vermilion has signed an agreement with majority controlled Aventura Energy Inc. whereby Vermilion would sell 100% of its shares in Vermilion (Barbados) Limited.

5. Full Description of Material Change:

   The Board of Directors of Vermilion Resources Ltd. ("Vermilion") has agreed to recommend the reorganization of the Company by way of a Plan of Arrangement which would result in shareholders receiving trust units in a new oil and gas energy trust ("Vermilion Trust" or the "Trust") that would benefit from approximately 94% of Vermilion's producing assets. In addition, Vermilion shareholders would receive shares in a separate publicly listed high growth, exploration-focused producer ("Exploreco") which would hold certain of Vermilion's natural gas weighted assets and undeveloped lands. Further, Vermilion has signed an agreement with majority-controlled Aventura Energy Inc. ("Aventura") whereby Vermilion would sell 100% of its shares in Vermilion (Barbados) Limited, which holds Vermilion's Trinidad assets, to Aventura in consideration of 210.1 million common shares of Aventura at a deemed price of $0.35 per share. A 25% overriding royalty on the Bottrel gas property will also be acquired from Aventura for $6.3 million in cash. Vermilion currently owns 110 million Aventura shares. Upon completion of this transaction, Vermilion Trust would then benefit from an ownership of approximately 71% of the common shares of Aventura on a fully diluted basis. These

transactions are subject to the Plan of Arrangement being approved by Vermilion shareholders, Aventura shareholder approval, as well as court, regulatory and other applicable approvals. The reorganization is designed to increase shareholder value by dividing Vermilion's assets into three specific groups:

1. the predominantly mature assets would continue to be owned by Vermilion's shareholders through the Vermilion Trust;
2. the predominantly growth assets in Canada would move to Exploreco; and
3. the Trinidad growth assets would move entirely into Aventura.

The separation of Vermilion's assets under the contemplated structure better aligns risks and returns from each asset class in a way that is both tax effective and sustainable.

Pursuant to the Plan of Arrangement, Vermilion's shareholders will receive trust units that will pay monthly cash distributions derived from approximately 24,300 boe per day (63 mmcf per day, 13,800 bbls per day) of natural gas, light crude oil and liquids production. Shareholders may elect to receive up to an aggregate maximum of 6,000,000 exchangeable shares that can be converted to trust units at the option of the holder at a future date. Vermilion will apply to have the trust units listed on the Toronto Stock Exchange.

VERMILION TRUST

Vermilion's assets in Canada and France will be retained for the benefit of the Trust with the exception of approximately 1,500 boe per day of natural gas and liquids production from the Peace River Arch area of Alberta which will be transferred to Exploreco. Vermilion Trust estimates it can maintain current volumes by reinvesting 15% of its cash flow and therefore expects to distribute approximately 85% of overall net cash flow. The Trust's high level of operatorship in these mature producing assets, approximately 90%, is expected to ensure that an efficient cost structure will be maintained.

Vermilion Trust will differentiate itself from others trusts with its low cost structure, low decline rates, high quality production, high netbacks and 90% operatorship in its existing assets. In addition to these attributes, the Trust will be unique, in that it will benefit from the ownership of approximately 71% of the fully diluted shares of Aventura. This will allow the Trust to maintain control over its subsidiary and thereby maximize the value of Aventura and its Trinidad assets.

Upon completion of this transaction, Aventura's primary asset will be a 65% operated interest in a world-class gas/condensate reservoir located in Trinidad with P50 reserves, as determined by Gilbert Laustsen Jung ("GLJ"), of 60 mmboe. The GLJ after tax value discounted at 8% for these reserves is $130 million CDN. The existing discovery well with deliverability in excess of 70 mmcfd is expected to be on production at 20 mmcfd for a minimum 6-month production test beginning in December 2002. Discussions are currently underway to extend the production test into a longer-term gas sales contract. Two additional exploration wells are expected to be drilled using 3D seismic in the first half of 2003 and will aid in further defining the upside value of this asset. Aventura has sufficient funding to undertake the planned expenditures and will not require funding from Vermilion Trust.

The reorganization will result in the Trust having financial leverage comparable to the average for the conventional oil and gas trust sector, with a debt to cash flow ratio expected to be approximately 1.5 to 1.

The executive team of Vermilion Trust will consist of Lorenzo Donadeo, P. Eng., President and Chief Executive Officer, and Claudio Ghersinich, P. Eng., Executive VP, Business Development. Mr. Donadeo and Mr. Ghersinich will bring a track record of successful asset and corporate acquisitions, exploitation, and sound financial management that the Trust will rely on for future growth. Mr. Donadeo was co-founder of Vermilion in 1994, along with Mr. Boyce and Mr. Ghersinich. He brings twenty-one years of experience in production, exploitation and marketing from Dome Petroleum, Amoco Canada and Encor Energy. He is currently the Chief Operating Officer of Vermilion. Mr. Ghersinich brings twenty-two years of industry experience primarily in corporate and asset acquisitions and exploitation from Dome Petroleum and Amoco Canada. He is currently Executive Vice President of New Ventures at Vermilion.

It is anticipated that the management and directors of the Vermilion Trust will own 13% of the trust units thus aligning their interests with those of the other unitholders.

EXPLORECO

As a result of the reorganization, Vermilion's shareholders will also receive common shares in a new high growth, exploration-focused, natural gas producer, Exploreco. Under the Plan of Arrangement, Exploreco will receive approximately 50% of Vermilion's existing working interests in natural gas producing assets in the Peace River Arch area, and approximately 275,000 net acres of undeveloped land on which numerous prospects have been defined.

The Exploreco team will be lead by Jeff Boyce, President and CEO and Steve Bjornson, Vice President Finance and CFO, and will have a separate management team and Board of Directors from that of the Trust. Mr. Boyce is a co-founder of Vermilion and a professional landman who brings over twenty-two years of oil and gas industry experience to Exploreco. He has considerable experience as a senior oil and gas executive with specific strengths in negotiations and corporate planning as well as land and exploration strategies. Mr. Bjornson is a chartered accountant with over fifteen years of oil and gas industry experience and is Vermilion's Chief Financial Officer. Mr. Bjornson has worked in various financial, accounting and tax related roles with junior and senior public oil and gas companies.

Exploreco will have no debt and a capital expenditure program currently anticipated to be $10-15 million for 2003. The company will be well positioned to aggressively pursue and expand on certain exploratory initiatives which are currently underway.

Upon completion of the Plan of Arrangement, Vermilion shareholders would own one share of Exploreco for every three shares currently held in Vermilion, and one trust unit in Vermilion Trust which pays monthly cash distributions, or at their choice, a proportionate number of exchangeable shares for each Vermilion common share currently held. The maximum aggregate number of exchangeable shares that can be issued will be limited to 6,000,000, with the exchangeable shares prorated among those electing, if requests exceed the aggregate amount set aside. Non-resident and tax exempt shareholders will only be able to elect for trust units.

An information circular with details of the Plan of Arrangement is anticipated to be mailed in mid-December and Vermilion expects that the shareholder meeting to consider the reorganization will occur prior to the end of January 2003. The Plan of Arrangement requires the approval of 66 2/3% of the votes cast by the shareholders and optionholders of Vermilion voting at the shareholder meeting, and the approval of the Court of Queen's Bench of Alberta, as well as other

regulatory agencies. Vermilion's management and Directors, representing approximately 13% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement.

PRO FORMA ATTRIBUTES:

As at September 30, 2002		**Vermilion Trust**	**Exploreco**
Production:	Liquids	13,800 bpd	260 bpd
	Gas	63 mmcf/d	7.2 mmcf/d
	Total (6:1)	24,300 boepd	1,500 boepd
2003 Hedges:	Liquids	5,550 bopd at $24.74 WTI US	None
	Gas	22.3 mmcfd at $5.15/mcf CDN	None
Reserves [1]:			
Proven		75.4 mmboe	1.5 mmboe
Established		90.8 mmboe	2.0 mmboe
Aventura consolidated [2]		133.0 mmboe	
RLI established		10.3 years	
Aventura consolidated [2]		15.1 years	3.8 years
% Proven		71%	66%
Operating Cost/Boe		$4.25 /boe	$4.00/boe
Debt		$211.0 million	None

(1) Based on January 1, 2002 GLJ evaluation. An updated GLJ report dated effective October 1, 2002 will be provided in the Information Circular to be mailed to the shareholders.

(2) Giving effect to the Plan of Arrangement to take effect the end of January 2003 and based on GLJ evaluation of Trinidad assets as of October 1, 2002.

RATIONALE FOR RECOMMENDING THE TRANSACTION:

Vermilion's Board of Directors has regularly considered a number of alternate strategies to its five-year business plan in order to maximize shareholder value. In considering the merits of, and in establishing the terms of the Plan of Arrangement and in making its recommendation, the Board concluded that shareholder value could be created and delivered at a higher rate, in a more sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go forward basis or through the sale or merger of Vermilion. The reorganization of Vermilion's assets into mature producing and growth components was viewed as providing better alignment of the potential growth in the assets with investors' expectations, and with that realignment, the shares of the three separate entities should, over time, be expected to be valued significantly better than are the shares of Vermilion on a stand alone basis. The Board also determined that a trust structure should afford all shareholders greater flexibility in choosing to participate in the future potential of the mature, growth or combined future potential of the ongoing entities. In addition, the Board felt that the Trust could be efficiently and successfully operated by a team of seasoned professionals with a proven track record of delivering on asset management, acquisition, exploitation and financial management objectives.

The Board of Directors of Vermilion has unanimously determined, based on these factors, and others, that the Plan of Arrangement is in the best interests of Vermilion's shareholders and accordingly intends to recommend approval of the Plan of Arrangement.

GOVERNANCE

The Trust's Board of Directors will consist of a majority of directors independent from the management of the Trust; its composition is expected to be that of the existing Vermilion Board of Directors. A compensation program will be put in place that aligns unitholder and employee interests. This will include a bonus plan for management and key employees to be administered by the Board. This bonus plan will not exceed 2% of the net operating income with one half of the bonus to be paid in Trust units and one half in cash. No fees will be payable on acquisitions or dispositions. A trust unit incentive plan for all employees will also be instituted to a maximum of 10% of total trust units issued.

The Exploreco Board is currently being identified for recommendation to the shareholders, however it will have a different composition from that of the Trust.

The reorganization will be subject to the receipt of all necessary shareholder, court, and regulatory approvals. The reorganization will not result in a change of control of Vermilion. TD Securities Inc. (Lead Advisor), BMO Nesbitt Burns Inc., CIBC World Markets Inc. and RBC Capital Markets are acting as financial advisors to Vermilion with respect to the proposed transaction.

TD Securities Inc. has advised the Board of Vermilion that it is of the opinion that, subject to its review of the final form of the documents effecting the reorganization, that the consideration currently contemplated to be received by the Vermilion shareholders as a result of the completion of the Plan of Arrangement, is fair, from a financial point of view.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta), Section 85(2) of the *Securities Act* (British Columbia), Section 75(3) of the *Securities Act* (Ontario) and Section 74 of the *Securities Act* (Quebec):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officers:

   For further information contact Steve Bjornson, Vice President Finance, Chief Financial Officer and Corporate Secretary by telephone at (403) 269-4884 or by fax at (403) 264-6306.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta this 12th day of November, 2002.

VERMILION RESOURCES LTD.

Per: *"Steve Bjornson"*
Steve Bjornson
Vice President Finance, Chief Financial Officer
and Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION

03 JAN 29 AM 7:21



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 15, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
Toronto Stock Exchange

Dear Sirs:

Subject: Vermilion Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Special
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	923 901 102
4.	Record Date	:	December 09, 2002
5.	Meeting Date	:	January 09, 2003
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed By"
Upinder Sahota
Account Manger
Stock Transfer Services
Direct Dial No: 403-267-6522

cc: Vermilion Resources Ltd.
Attention: Heather Strong

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Vermilion Reports Third Quarter Results

CALGARY, Nov. 21 /CNW/ - Vermilion Resources Ltd., "Vermilion" (VRM, TSX) is pleased to report on third quarter 2002 financial and operating performance.

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

On November 4, 2002, Vermilion announced a corporate reorganization creating Vermilion Energy Trust, that will retain approximately 94% of Vermilion's assets and a separate publicly listed, high growth, exploration-focused producer, "Exploreco", which will hold certain gas weighted assets and undeveloped land. Vermilion's Trinidad assets will be sold to Aventura Energy Inc. ("Aventura") (AVR, TSX-V) in exchange for equity in Aventura. Upon completion of the transaction, Vermilion Energy Trust will hold a 71% ownership position (fully diluted) in Aventura. The transactions are subject to various shareholder regulatory and other applicable approvals of the Plan of Arrangement.

The target date for the filing of the Plan of Arrangement is mid-December with the shareholder meeting planned for mid-January and closing no later than January 31, 2003.

The separation of Vermilion's assets under the contemplated structure better aligns risks and returns from each asset class in a way that is both tax effective and sustainable. This has been evidenced by the market's reaction since the announcement that has fuelled a 46% increase in Vermilion's share price and trading of more than 50% of the float.

An information circular with details of the Plan of Arrangement is anticipated to be mailed in mid-December 2002 and Vermilion expects that the shareholder meeting to consider the reorganization will occur prior to the end of January 2003. The Plan of Arrangement requires the approval of 66 2/3% of the votes cast by the shareholders and optionholders of Vermilion voting at the shareholder meeting, and the approval of the Court of Queen's Bench of Alberta, as well as other regulatory agencies. Vermilion's Management and Directors, representing approximately 13% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement.

(PLEASE REFER TO NOVEMBER 4, 2002 PRESS RELEASE FOR FURTHER DETAILS)

<<

Financial (CDN $000's except share and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	2002	2001
Petroleum & natural gas revenues	$ 70,719	$ 58,965	$ 204,186	$ 216,523
Cash flow from operations	36,210	31,127	102,331	123,318
Per share, basic	0.65	0.57	1.83	2.27
Per share, diluted	0.64	0.55	1.80	2.20
Net earnings	7,741	11,949	27,514	57,843
Per share, basic	0.14	0.21	0.49	1.06
Per share, diluted	0.14	0.21	0.49	1.03
Capital expenditures	$ 120,438	$ 49,848	199,463	128,422
Total assets			768,761	567,955
Debt (net of working capital)			(210,810)	(117,890)
Shareholders' equity			$ 310,444	$ 269,137

Common shares outstanding				
Basic			55,847,185	54,560,802
Diluted			59,868,687	58,511,620
Weighted average common shares outstanding				
Basic			55,771,851	54,404,700
Diluted			56,711,190	56,299,531
Share trading				
High			$ 11.35	$ 12.50
Low			7.02	7.15
Close			$ 8.40	$ 9.70
Operations				
Production				
Crude oil (bbls/d)	11,325	11,869	10,999	11,510
Natural gas liquids (bbls/d)	2,438	1,671	2,549	1,722
Natural gas (mcf/d)	70,354	54,238	71,013	52,720
Total Boe/d (6:1)	25,489	22,580	25,383	22,019
Average selling price				
WTI reference (US per bbl)	$ 28.27	$ 26.76	$ 25.39	$ 27.80
Brent reference (US per bbl)	26.95	25.29	24.38	26.14
AECO reference (Cdn per GJ)	3.01	3.09	3.36	5.78
Crude oil (per bbl)	38.11	34.19	36.17	36.15
Natural gas liquids (per bbl)	32.91	30.05	28.40	38.67
Natural gas (per mcf)	3.56	3.41	3.91	5.89
Operations netback (per boe at 6:1)	19.61	17.66	18.91	23.47
Cash flow netback (per boe at 6:1)	$ 15.43	$ 14.98	$ 14.77	$ 20.52

OPERATIONS

Vermilion's production averaged 25,489 boepd over the third quarter, up 13% relative to the same period a year ago and down slightly relative to the second quarter of 2002. Volumes for the nine-month period averaged 25,383 boepd reflecting a 15% increase over 2001. Incremental production for both the quarter and nine-month period compared to the respective periods in the prior year came entirely from the addition of the Peace River Arch area.

Production Summary (6:1)

	Three months ended Sept 30, 2002			Three months ended June 30, 2002	Nine months ended Sept 30, 2002			Nine months ended Sept 30, 2001
	Oil & NGLs bbls/d	Natural Gas mmcf/d	Total boe/d	Total Boe/d	Oil & NGLs bbls/d	Natural Gas mmcf/d	Total boe/d	Total boe/d
Canada								
Northern District								
Mastin Lake	-	6.51	1,085	1,294	-	8.1	1,350	1,625
Peach River Arch	630	15.55	3,222	3,787	753	16.72	3,539	-
Slave Lake	4,032	1.24	4,239	3,616	3,737	0.76	3,864	4,425
Total	4,662	23.30	8,546	8,697	4,490	25.58	8,753	6,050
Southern District								
Central Alberta	148	8.74	1,605	1,769	130	6.45	1,206	-
Chip Lake	2,677	31.58	7,940	7,998	2,645	32.24	8,019	8,135
Southern								

Foothills	254	4.98	1,084	1,243	305	5.47	1,216	1,572
Total	3,079	45.30	10,629	11,010	3,080	44.16	10,441	9,707
Total Canada	7,741	68.60	19,175	19,707	7,570	69.74	19,194	15,757
France								
Aquitaine Basin	3,287	-	3,287	3,338	3,377	-	3,377	3,595
Paris Basin	2,461	-	2,461	2,233	2,351	-	2,351	2,251
Other	274	1.75	566	444	250	1.26	461	416
Total France	6,022	1.75	6,314	6,015	5,978	1.26	6,189	6,262
Total Combined	13,763	70.35	25,489	25,722	13,548	71.00	25,383	22,019

CANADA

Vermilion was active in the Central Alberta area (previously Mikwan) during the third quarter, drilling properties acquired through the Artemis transaction. The Company drilled a total of seven wells targeting cretaceous gas, with an 86% success rate. The Company also purchased 260 km(2) of 3D seismic which has already generated eight additional prospects to the Company's expanding inventory currently standing at 37 prospects.

In the Peace River Arch, the Operator is slowly ramping up production of the most northerly well at North Gage. The production of this well will partially offset the loss of 1,000 boepd of production following the watering out of the down-dip well. Vermilion has recently cased a development well to the Shane Kiskatinaw pool, which will be completed and placed on production in the fourth quarter of 2002. This well will enhance the drainage efficiency of the pool and help to determine the ultimate reserve potential. While plant constraints will limit incremental production in the near term, the Company is currently evaluating alternatives for upgrading the infrastructure to allow this well to produce gross production of 10 mmcf/d plus liquids. Vermilion holds an 80% working interest in the discovery well and a 65% working interest in the follow-up development well. Upon completion of the corporate reorganization, Vermilion Energy Trust and Exploreco will be partners with equal ownership in these wells and associated lands.

At Chip Lake a total of seven wells were drilled. Vermilion continues to diversify away from the traditional Rock Creek targets and has now established a significant inventory of shallower prospects for the Cardium, Belly River and potentially Edmonton Sand. This initiative is already seeing some success in a recent Cardium oil well, which is capable of greater than 500 boepd on initial production. The overall success rate has exceeded 90% in this area. Vermilion also is evaluating the potential of a low risk infill-drilling program in the Rock Creek to maximize the recovery from these relatively tight gas sands.

Vermilion diversified its portfolio in the Slave Lake area (previously Utikuma) through the acquisition of certain properties, which established a presence in the Mitsue area and increased the Company's presence in the Gift Lake area. A total of five wells were drilled in the Slave Lake area resulting in three oil wells.

With respect to drilling activities in the Chain Lakes/Longview area Vermilion has withdrawn its licence application to the EUB. The Company's decision to pursue a corporate reorganization has resulted in a review and reprioritization of projects, and postponement of exploration projects in all areas.

FRANCE

With the drilling of two wells this year, one being D&A, a recent workover campaign on several Dogger wells drilled in late 2001 has added in

excess of 600 boepd of sustainable production. The success of this workover program has lead to additional workovers planned for 2003 and has given the confidence for renewed drilling in the Dogger. Vermilion is also currently evaluating potential missed pay in the Mothes 2 well, in an Albian Reef Complex. This zone, currently being perforated, has considerable upside for additional production as well as for proving up a new play type in the Basin.

Drilling Activity (No. of wells)

	Three months ended September 30, 2002					
	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	1	(1.0)	3	(2.4)	4	(3.4)
Gas	7	(6.5)	6	(5.4)	13	(11.9)
D&A	2	(2.0)	3	(3.0)	5	(5.0)
Total	10	(9.5)	12	(10.8)	22	(20.3)
France						
Oil	-	-	-	-	-	-
Gas	-	-	-	-	-	-
D&A	-	-	-	-	-	-
Total	-	-	-	-	-	-
Combined						
Oil	1	(1.0)	3	(2.4)	4	(3.4)
Gas	7	(6.5)	6	(5.4)	13	(11.9)
D&A	2	(2.0)	3	(3.0)	5	(5.0)
Total Combined	10	(9.5)	12	(10.8)	22	(20.3)

Drilling Activity (No. of wells)

	Nine months ended September 30, 2002					
	Exploration		Development		Total	
	Gross	(Net)	Gross	(Net)	Gross	(Net)
Canada						
Oil	3	(2.5)	7	(5.7)	10	(8.2)
Gas	11	(9.5)	16	(13.9)	27	(23.4)
D&A	8	(6.3)	4	(4.0)	12	(10.3)
Total	22	(18.3)	27	(23.6)	49	(41.9)
France						
Oil	-	-	2	(2.0)	2	(2.0)
Gas	-	-	-	-	-	-
D&A	-	-	-	-	-	-
Total	-	-	2	(2.0)	2	(2.0)
Combined						
Oil	3	(2.5)	9	(7.7)	12	(10.2)
Gas	11	(9.5)	16	(13.9)	27	(23.4)
D&A	8	(6.3)	4	(4.0)	12	(10.3)

Total Combined	22	(18.3)	29	(25.6)	51	(43.9)

TRINIDAD

As part of the corporate reorganization and separate from the Plan of Arrangement, Vermilion's existing working interest in the Central Block in Trinidad will be transferred to Aventura. Upon completion of the Plan of Arrangement, Vermilion Energy Trust will own approximately 71% of the common shares of Aventura on a fully diluted basis. The purpose of this transaction is to consolidate the Trinidad property working interest into one international entity ("Aventura") and allow for further development of these growth assets in order to fully realize the value to Aventura and Vermilion shareholders. All capital expenditure commitments will be the responsibility of Aventura with no further funding obligations remaining with Vermilion Energy Trust.

Construction work continues on the 12-kilometer 10-inch natural gas pipeline for the six-month production test for Carapal Ridge-1. The main pipeline is 90% complete while site facility construction is underway. Net production volumes to the Vermilion/Aventura combined 65% ownership during the long-term test will be approximately 2,500 boepd. Overall, the project is still on target for a production start up in December 2002. The remaining capital budget for 2002 and future capital for the entire 65% working interest will be assumed by Aventura.

Plans are currently being finalized to initiate a two-well exploration drilling program prior to year-end. The first well, Saunders-1, is a down-dip test of the Carapal Ridge-1 discovery well and the second well, Baraka-1, is on the large CO40 prospect directly to the north and east of the Carapal Ridge-1 discovery. The drilling program designs have been completed and drill sites selected. Bids have been received from several drilling contractors and are being evaluated. These two wells should fulfill both the 42- and 60- month Central Block minimum work obligations.

FINANCIAL

World oil prices strengthened in the third quarter due once again to increased speculation over possible US military strikes against Iraq. While OPEC continues to produce over previously stated levels, the price stayed strong in the third quarter under the threat of war. Natural gas prices on the other hand continued to fall in the quarter despite a decline in US domestic production. While the forward gas price is beginning to strengthen in advance of winter, third quarter prices remained soft due to moderate demand and ample US inventories.

Vermilion's combined crude oil & NGL's price was $35.01 per bbl for the first nine months of 2002 and $39.35 per bbl for the third quarter compared to $38.10 per bbl and $34.12 per bbl, respectively, for the same periods a year ago. The Company generated third quarter revenues of $70.7 million in 2002 up from $59.0 million in 2001 as a direct result of continued production growth and the increased prices discussed above. Revenues for the year were $204 million in 2002 down from $217 million for the same period in 2001. The decline is directly attributable to the fall in gas prices from $5.89 per mcf for the nine months in 2001 to $3.91 per mcf in 2002 which more than offsets increased production. Gas prices quarter to quarter remained fairly constant; $3.56 per mcf in 2002 and $3.41 per mcf in 2001.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 24.4 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.84 per mcf. Currently, the Company has hedged 23.4 mmcf/d of its 2003 natural gas production, with various price structures resulting in an average floor of $5.14 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year of 2002 and 5,550 bbls/d in 2003, at $25.20 and $24.74 US WTI equivalent, respectively.

The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Royalties for the nine months totalled $6.21 per boe down from $8.53 in 2001. The decrease is due to a year over year decline in commodity prices including a drop in natural gas prices from the record levels attained in 2001. Royalties for the quarter also declined to $5.90 per boe from $6.58 per boe a year ago, in line with static commodity prices, quarter to quarter, combined with increased production.

As a result of the Company's recently initiated cost reduction program, operating costs and general and administrative expenses have declined significantly between the second and third quarters of 2002. Operating costs dropped 6% from $4.69 per boe to $4.39 per boe while G&A declined by 14% from $1.15 per boe to $0.99 per boe. Operating costs of $4.39 per boe for the quarter and $4.35 per boe for the nine-month period have increased relative to the $4.14 per boe and $4.02 per boe recorded for the respective periods in 2001. In Canada, processing costs in the Peace River Arch area have contributed to the year over year increase. In France, power costs have risen and account for most of the increase over prior years. General and administrative expenses for the year increased to $1.06 per boe from $0.91 per boe in 2001 and to $0.99 per boe in the quarter from $0.94 per boe in 2001. The year over year increase in both cases is due to expanded staffing levels and increased G&A resulting from the consolidation of Aventura.

Interest expense increased to $0.77 per boe for the quarter from $0.64 per boe in 2001 as a result of higher debt levels following the Trinidad acquisition. However a slight decline in interest rates in 2002 along with increased production volumes has reduced the nine-month interest charge from $0.71 per boe in 2001 to $0.57 per boe in 2002.

Increased production and a reserve revision in the fourth quarter of 2001 resulted in increased depletion and depreciation expenses. A lower than anticipated drilling success ratio in 2002 has resulted in a quarter over quarter increase in the depletion, depreciation and amortization rate in 2002. Year-to-date September 30, 2002 depletion and depreciation was $10.02 per boe and the quarter was $10.92 per boe compared to $5.67 per boe year-to-date 2001 and $5.80 per boe in the third quarter 2001.

Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. This has increased the provision to $2.51 per boe in 2002 compared with $1.33 per boe in 2001 and $2.45 per boe this quarter compared with $1.10 per boe in the third quarter 2001. The estimate for 2002 is in the range of $22 million.

Netbacks (6:1)

	Three Months Ended September 30, 2002			2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	Total $/Boe	Total $/Boe
Canada				
Price	39.35	3.54	28.56	28.29
Oil hedging gain (loss)	(2.61)	-	(1.06)	(0.15)
Royalties (net)	(8.69)	(0.79)	(6.35)	(7.57)
Lifting costs	(5.69)	(0.45)	(3.89)	(3.49)
Operating netback	22.36	2.30	17.26	17.08
France				
Price	39.34	4.27	38.71	29.55
Oil hedging gain (loss)	(1.57)	-	(1.50)	(0.55)
Royalties (net)	(4.70)	(0.22)	(4.54)	(4.06)
Lifting costs	(6.02)	(0.53)	(5.89)	(5.80)

Operating Netback	27.05	3.52	26.78	19.14
Combined				
Price	39.35	3.56	31.07	28.65
Oil hedging gain (loss)	(2.16)	-	(1.17)	(0.27)
Royalties (net)	(6.94)	(0.78)	(5.90)	(6.58)
Lifting costs	(5.83)	(0.45)	(4.39)	(4.14)
Operating Netback	24.42	2.33	19.61	17.66
General & administrative			(0.99)	(0.94)
Interest			(0.77)	(0.64)
Foreign exchange			0.03	-
Current & capital taxes			(2.45)	(1.10)
Cash Flow Netback			15.43	14.98
Depletion & depreciation			(10.92)	(5.80)
Future income taxes			(1.16)	(3.70)
Deferred financing costs			(0.08)	(0.08)
Foreign exchange			0.03	0.35
Non-controlling interest			(0.01)	-
Equity in income of affiliate			-	-
Earnings Netback			3.29	5.75

Netbacks (6:1)

	Nine Months Ended September 30, 2002			2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	Total $/Boe	Total $/Boe
Canada				
Price	34.84	3.91	27.94	37.92
Oil hedging gain (loss)	(0.60)	-	(0.23)	(0.97)
Royalties (net)	(8.24)	(0.99)	(6.85)	(10.24)
Lifting costs	(5.18)	(0.46)	(3.71)	(3.42)
Operating netback	20.82	2.46	17.15	23.29
France				
Price	35.21	3.95	34.82	34.68
Oil hedging gain (loss)	0.08	-	0.08	(0.99)
Royalties (net)	(4.31)	(0.22)	(4.21)	(4.23)
Lifting costs	(6.10)	(2.22)	(6.34)	(5.54)
Operating Netback	24.88	1.51	24.35	23.92
Combined				
Price	35.01	3.91	29.63	37.00
Oil hedging gain (loss)	(0.30)	-	(0.16)	(0.98)
Royalties (net)	(6.51)	(0.98)	(6.21)	(8.53)
Lifting costs	(5.58)	(0.49)	(4.35)	(4.02)
Operating Netback	22.62	2.44	18.91	23.47
General & administrative			(1.06)	(0.91)

Interest	(0.57)	(0.71)
Foreign exchange	-	-
Current & capital taxes	(2.51)	(1.33)
Cash Flow Netback	14.77	20.52
Depletion & depreciation	(10.02)	(5.67)
Future income taxes	(0.71)	(5.04)
Deferred financing costs	(0.08)	(0.08)
Foreign exchange	-	(0.12)
Non-controlling interest	0.01	-
Equity in income of affiliate	-	0.01
Earnings Netback	3.97	9.62

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($000's)	2002	2001	2002	2001
Land	$ 1,605	$ 5,593	$ 6,451	$ 17,141
Seismic	2,274	1,709	3,382	5,391
Drilling and completions	17,046	36,399	44,607	85,546
Production equipment and facilities	5,344	1,121	10,363	5,844
Workovers	4,571	3,451	7,456	7,068
Capitalized exploration administration	705	196	2,392	1,547
Drilling and development expenditures	31,545	48,469	74,651	122,537
Property acquisitions	19,703	977	23,433	1,932
Corporate acquisitions	66,348	-	97,334	-
Other	2,842	402	4,045	3,953
	$ 120,438	$ 49,848	$ 199,463	$ 128,422

Funding of Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($000's)	2002	2001	2002	2001
Cash flow	$ 36,210	$ 31,127	$ 102,331	$ 123,318
Debt, working capital and other	84,593	18,967	93,245	7,248
Equity	(365)	(246)	3,887	(2,144)
	120,438	49,848	199,463	128,422

Statement of Cash Flow Reconciliation

	Three months ended September 30,		Nine months ended September 30,	
($000's)	2002	2001	2002	2001
Capital expenditures	120,438	49,848	199,463	128,422
Debt assumed	(662)	-	(9,734)	-

Investment per cash flow statement	119,776	49,848	189,729	128,422

Vermilion's debt (net of working capital) on September 30, 2002 was $210.8 million. The increase from $192.2 million at June 30, 2002 was a result of increased drilling and acquisition activities in the third quarter after a quiet drilling period in the second quarter. This facility currently reflects a borrowing base of $270.0 million. Vermilion has continued with a one-year revolving loan that is now classified as a current liability under the new accounting guidelines. The bank loan facility is currently under review given the proposed reorganization. Management has reduced fourth quarter spending in Canada and France in order to maintain prudent debt levels upon closing of the Plan of Arrangement.

Prior to distribution of the Information Circular in mid-December detailing the Plan of Arrangement, Vermilion will be press releasing reserve summaries and landholdings along with valuations for each of the new entities, Vermilion Energy Trust and Exploreco including separate disclosure of assets in Trinidad.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

Consolidated Balance Sheets
($000's, unaudited)

	September 30, 2002	December 31, 2001
Assets		
Current		
Cash	$ 25,706	$ 6,716
Accounts receivable	39,213	43,457
Crude oil inventory	7,621	2,593
Prepaid expenses and other	3,644	5,296
	76,184	58,062
Deferred financing costs	619	1,012
Capital assets	691,958	546,705
	$ 768,761	$ 605,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	$ 68,201	$ 69,206
Bank loan (note 3)	201,415	-
Income taxes payable	17,378	7,484
	286,994	76,690
Long-term debt (note 3)	-	101,053
Provision for future site restoration	10,590	7,965
Future income taxes	145,796	129,698
	443,380	315,406

Non-controlling interest	14,937	11,330
Shareholders' equity:		
Share capital (note 4)	140,373	136,146
Retained earnings	170,071	142,897
	310,444	279,043
	$ 768,761	$ 605,779

Consolidated Statements of Earnings and Retained Earnings

($000's, except share and per share amounts, unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	2002	2001
Revenue:				
Petroleum and natural gas revenue	$ 70,719	$ 58,965	$ 204,186	$ 216,523
Royalties (net)	14,428	13,673	43,024	51,286
	56,291	45,292	161,162	165,237
Expenses:				
Production	10,289	8,598	30,172	24,181
Interest	1,997	1,499	4,466	4,738
General and administration	2,313	1,962	7,354	5,492
Foreign exchange loss (gain)	(151)	(719)	7	707
Depletion and depreciation	25,614	12,046	69,468	34,060
	40,062	23,386	111,467	69,178
Earnings before income taxes and other items	16,229	21,906	49,695	96,059
Income taxes:				
Future	2,728	7,688	4,902	30,315
Current	5,409	2,152	16,631	7,570
Capital	330	125	747	398
	8,467	9,965	22,280	38,283
Other items:				
Non-controlling interest	21	-	(99)	-
Equity in income of affiliate	-	(8)	-	(67)
Net earnings	7,741	11,949	27,514	57,843
Excess of consideration paid over stated value of shares purchased	(340)	(214)	(340)	(3,314)
Retained earnings, beginning of period	162,670	123,268	142,897	80,474
Retained earnings, end of period	$ 170,071	$ 135,003	$ 170,071	$ 135,003

Net earnings per Common Share:

Basic	$ 0.14	$ 0.21	$ 0.49	$ 1.06
Diluted	$ 0.14	$ 0.21	$ 0.49	$ 1.03
Weighted Average Common Shares Outstanding				
Basic	55,890,865	54,546,298	55,771,851	54,404,700
Diluted	56,519,277	56,652,527	56,711,190	56,299,531

Consolidated Statements of Cash Flows

(000's except per share amounts, unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	2002	2001
Cash provided by (used in):				
Operating				
Net earnings	$ 7,741	$ 11,949	$ 27,514	$ 57,843
Items not affecting cash:				
Depletion and depreciation	25,614	12,046	69,468	34,060
Unrealized foreign exchange loss (gain)	(75)	(719)	17	684
Amortized deferred financing costs	181	171	529	483
Non-controlling interest	21	-	(99)	-
Equity in income of affiliate	-	(8)	-	(67)
Future income taxes	2,728	7,688	4,902	30,315
Funds generated from operations	36,210	31,127	102,331	123,318
Changes in non-cash working capital	17,247	12,840	744	12,565
	53,457	43,967	103,075	135,883
Investing				
Acquisition of capital assets	(19,703)	-	(23,433)	-
Drilling and development of petroleum and natural gas properties	(34,387)	(49,848)	(78,695)	(128,422)
Cash acquired on shares issued by subsidiary	3	-	2,830	-
Corporate acquisition (note 2)	(65,686)	-	(87,601)	-
Restricted cash held for acquisition (note 2)	66,348	-	-	-
Long-term investments and other assets	-	23	-	(3,497)
Site Restoration costs incurred	(407)	-	(565)	-
	(53,832)	(49,825)	(187,464)	(131,919)
Financing				
Increase (decrease) in bank loan	14,741	(11,328)	100,362	(13,192)
Increase in deferred financing costs	(61)	(84)	(136)	(417)

Issue (repurchase) of Common shares for cash, net of share issue costs	(365)	(246)	3,887	(2,144)
	14,315	(11,658)	104,113	(15,753)
Foreign exchange gain (loss) on cash held in a foreign currency	(910)	1,116	(734)	(445)
Net increase (decrease) in cash	13,030	(16,400)	18,990	(12,234)
Cash, beginning of period	12,676	20,027	6,716	15,861
Cash, end of period	$ 25,706	$ 3,627	$ 25,706	$ 3,627
Funds from operations per Common Share:				
Basic	$ 0.65	$ 0.57	$ 1.83	$ 2.27
Diluted	$ 0.64	$ 0.55	$ 1.80	$ 2.20
Cash payments				
Interest	$ 2,336	$ 1,253	$ 4,522	$ 3,956
Taxes	$ 361	$ 72	$ 7,520	$ 704

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2002 and 2001, unaudited

1. Basis of Presentation
   These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the Company's 2001 annual report.

2. Business Acquisition and Investment

a) On June 21, 2002, the Company signed an agreement to purchase a 40% Participating Interest in, and operatorship of the Central Block onshore Trinidad. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block, while Vermilion's subsidiary, Aventura Energy Inc. holds the rights to the remaining 25%. The acquisition was accounted for using the purchase method of accounting as follows:

Allocation of purchase price:	
Capital assets	$66,348
Current assets	465
Current liabilities	(1,127)
Long-term debt	(19,011)
Cash consideration	$46,675

On September 30, 2002, Aventura exercised its option to acquire 12.5% of the 40% interest. Closing has been deferred pending completion of the corporate reorganization.

b) Effective May 22, 2002 the Company exercised its Warrants and Options in Aventura including Share Purchase Warrants (19,555,556 warrants at

$0.25 per warrant); Finance Options (2,100,000 options at $0.18 per option); and Finance Warrants (2,100,000 warrants at $0.25 per warrant) in exchange for 23,755,556 shares of Aventura at a cost of $5,791,889. This increases the Company's ownership position to 46.8%. Effective December 31, 2001 the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting.

c) On February 13, 2002, the Company signed a letter agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private Canadian oil and gas company for total cash consideration of $21,915,000. The agreement closed on March 21, 2002 at which time Artemis became a wholly owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:

Allocation of purchase price:	
Capital assets	$42,865
Current assets	2,039
Current liabilities	(6,511)
Future income taxes	(11,195)
Long-term debt	(4,600)
Site restoration	(683)
Cash consideration	$21,915

3. Bank Loan

At September 30, 2002, the Company had a line of credit of $270,000,000 with a banking syndicate, which has a one-year extendible revolving period. A working capital tranche of $10 million included in the $270 million facility has been placed in France to assist cash-management practices.

Effective January 1, 2002, the Company has classified its bank loan as current as required for such loan facilities by new guidance issued by the CICA Emerging Issues Committee.

4. Share Capital

Authorized
Unlimited number of common shares
Unlimited number of preferred shares
Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 2001	55,014,302	136,146
Stock options exercised for cash	896,683	4,401
Shares acquired under normal course issuer bids	(63,800)	(174)
Balance, September 30, 2002	55,847,185	140,373

The Company has a stock-based compensation plan that allows certain key employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options are issued. Options granted under the plan are generally fully exercisable after three years and expire five years

after the grant date.

The Company accounts for its stock-based compensation plan using the intrinsic-value of the stock options. Using intrinsic-values, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at market value.

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. If the fair-value method had been used, the effect on the Company's 2002 net earnings would have been a reduction of $1,598,000 (Q3 - $697,000) for the stock options granted in this period. The effect on net earnings would be a reduction of $0.03 per share (Q3 - $0.01 per share).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants: risk-free interest rate of 4.5%; expected lives of 5 years; and expected volatility of 51%.

The following table summarizes information about the Company's stock options:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2001	3,378,685	6.07
Granted	1,681,700	10.07
Exercised	(896,683)	4.91
Cancelled	(142,200)	7.29
Balance, September 30, 2002	4,021,502	7.96

Normal Course Issuer Bids

Effective November 23, 2001, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002. The Company purchased 63,800 of the Company's common shares for a total cost of $514,000. The excess consideration paid over the stated value of the Company's shares in the amount of $340,000 has been charged directly to retained earnings. During October 2002, prior to the initiation of the corporate reorganization, the Company purchased an additional 27,200 shares under the normal course issuer bid for a total cost of $203,000. As a result of the Plan of Arrangement, no further purchases will be made.

5. Segmented Information

($000's, unaudited)	September 30, 2002	September 30, 2001
Petroleum and natural gas revenues:		
Canada	$145,218	$158,939
France	58,968	57,584
	$204,186	$216,523

Net earnings:		
Canada	$ 14,134	$ 36,661
France	13,380	21,182
	$ 27,514	$ 57,843
Funds generated from operations:		
Canada	$ 64,772	$ 88,842
France	37,559	34,476
	$102,331	$123,318
Capital expenditures:		
Canada	$110,755	$ 95,899
France	19,141	32,523
Trinidad	69,491	-
Argentina	76	-
	$199,463	$128,422

	September 30, 2002	December 31, 2001
Identifiable assets:		
Canada	$480,584	$401,063
France	196,030	188,481
Trinidad	89,942	13,981
Argentina	2,205	2,254
	$768,761	$605,779

6. Contingencies

On September 25, 2001, Vermilion received a tax notice from the Direction Générale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6.5 million (4.5 million Euro), including interest charges for late filing. The company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at September 30, 2002.

7. Commitments

	2002 Q4	2003
Oil Hedging Program		
Average volume - WTI (bbls/d)	4,000	2,950
Average price - WTI (US$/bbl)	25.04	24.74
Average volume - Brent (bbls/d)	2,000	2,600
Average price - Brent (US$/bbl)	24.09	23.24

Natural Gas Hedging Program	2002 Q4	2003	2004
Volume (mmcf/d)	28.5	23.4	0.6
Floor ($/mcf)	5.05	5.14	5.03

Cap ($/mcf)	5.31	5.43	8.84

>>

8. Subsequent Events

On October 17, 2002, the Company signed a subscription agreement to purchase 20,000,000 shares of Aventura through a private placement at a price of $0.30 per share for an aggregate cost of $6,000,000.

On November 4, 2002, the Company agreed to recommend the reorganization of the Company by way of a Plan of Arrangement which would result in shareholders receiving trust units in a new oil and gas energy trust that would benefit from approximately 94% of the Company's producing assets. In addition, Vermilion shareholders would receive shares in a separate publicly listed, exploration-focused producer ("Exploreco") which would hold certain of the Company's natural gas weighted assets and undeveloped lands. Further, the Company has signed an agreement with majority-controlled Aventura energy Inc. ("Aventura") whereby the Company would sell 100% of its shares in Vermilion (Barbados) Limited, which holds the Company's Trinidad assets, to Aventura in consideration of 195.8 million common shares of Aventura at a deemed price of $0.35 per share. In addition, Vermilion will subscribe for an aggregate of 14.3 million common shares at a price of $0.35 per share for gross proceeds of $5 million in cash. A 25% overriding royalty on the Bottrel gas property will also be acquired from Aventura for $6.3 million in cash. The Company currently owns 110 million Aventura shares. Upon completion of this transaction, Vermilion Trust would then benefit from an ownership of approximately 71% of the common shares of Aventura on a fully diluted basis. These transactions are subject to the Plan of Arrangement being approved by the Company's shareholders, Aventura shareholder approval, as well as court, regulatory and other applicable approvals.

%SEDAR: 00003901E

-0- 11/21/2002

/For further information: http://www.vermilionresources.com or contact: Steve Bjornson, V.P. Finance & Chief Financial Officer, Vermilion Resources Ltd., (403) 269-4884; Heather Strang, Manager, Corporate Communications, Vermilion Resources Ltd., (403) 269-4884;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 14:46e 21-NOV-02



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 27, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
TSX

Dear Sirs:

Subject: Vermilion Resources Ltd.

We confirm that the following material was sent by pre-paid mail onNovember 27, 2002 to the registered shareholders of the common shares of the subject Corporation:

1. Third Quarter Interim Report

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"signed by"

Tracy McAdam
Mailing Coordinator
Client Services Stock Transfer

cc: Vermilion Resources Ltd.
Attention: Heather Stang

TM\02\43789








Q3

Please note that all natural gas values are converted to a barrel of oil equivalent on a 6:1 ratio unless otherwise stated. This should be read in conjunction with our Annual Report and previously released public documents.

On November 4, 2002, Vermilion announced a corporate reorganization creating Vermilion Energy Trust, that will retain approximately 94% of Vermilion's assets and a separate publicly listed, high growth, exploration-focused producer, "Exploreco", which will hold certain gas weighted assets and undeveloped land. Vermilion's Trinidad assets will be sold to Aventura Energy Inc. ("Aventura") (AVR, TSX-V) in exchange for equity in Aventura. Upon completion of the transaction, Vermilion Energy Trust will hold a 71% ownership position (fully diluted) in Aventura. The transactions are subject to various shareholder regulatory and other applicable approvals of the Plan of Arrangement.

The target date for the filing of the Plan of Arrangement is mid-December with the shareholder meeting planned for mid-January and closing no later than January 31, 2003.

The separation of Vermilion's assets under the contemplated structure better aligns risks and returns from each asset class in a way that is both tax effective and sustainable. This has been evidenced by the market's reaction since the announcement that has fuelled a 46% increase in Vermilion's share price and trading of more than 50% of the float.

An information circular with details of the Plan of Arrangement is anticipated to be mailed in mid-December 2002 and Vermilion expects that the shareholder meeting to consider the reorganization will occur prior to the end of January 2003. The Plan of Arrangement requires the approval of 66 2/3% of the votes cast by the shareholders and optionholders of Vermilion voting at the shareholder meeting, and the approval of the Court of Queen's Bench of Alberta, as well as other regulatory agencies. Vermilion's Management and Directors, representing approximately 13% of the diluted common shares, have indicated they intend to vote in favour of the Plan of Arrangement. (please refer to November 4, 2002 press release for further details)

Financial (CDN $000's except share and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	**2002**	2001
Petroleum & natural gas revenues	**$ 70,719**	$ 58,965	**$ 204,186**	$ 216,523
Cash flow from operations	**36,210**	31,127	**102,331**	123,318
Per share, basic	**0.65**	0.57	**1.83**	2.27
Per share, diluted	**0.64**	0.55	**1.80**	2.20
Net earnings	**7,741**	11,949	**27,514**	57,843
Per share, basic	**0.14**	0.21	**0.49**	1.06
Per share, diluted	**0.14**	0.21	**0.49**	1.03
Capital expenditures	**$ 120,438**	$ 49,848	**199,463**	128,422
Total assets			**768,761**	567,955
Debt (net of working capital)			**(210,810)**	(117,890)
Shareholders' equity			**$ 310,444**	$ 269,137
Common shares outstanding				
Basic			**55,847,185**	54,560,802
Diluted			**59,868,687**	58,511,620
Weighted average common shares outstanding				
Basic			**55,771,851**	54,404,700
Diluted			**56,711,190**	56,299,531
Share trading				
High			**$ 11.35**	$ 12.50
Low			**7.02**	7.15
Close			**$ 8.40**	$ 9.70
Operations				
Production				
Crude oil (bbls/d)	**11,325**	11,869	**10,999**	11,510
Natural gas liquids (bbls/d)	**2,438**	1,671	**2,549**	1,722
Natural gas (mcf/d)	**70,354**	54,238	**71,013**	52,720
Total Boe/d (6:1)	**25,489**	22,580	**25,383**	22,019
Average selling price				
WTI reference (US per bbl)	**$ 28.27**	$ 26.76	**$ 25.39**	$ 27.80
Brent reference (US per bbl)	**26.95**	25.29	**24.38**	26.14
AECO reference (Cdn per GJ)	**3.01**	3.09	**3.36**	5.78
Crude oil (per bbl)	**38.11**	34.19	**36.17**	36.15
Natural gas liquids (per bbl)	**32.91**	30.05	**28.40**	38.67
Natural gas (per mcf)	**3.56**	3.41	**3.91**	5.89
Operations netback (per boe at 6:1)	**19.61**	17.66	**18.91**	23.47
Cash flow netback (per boe at 6:1)	**$ 15.43**	$ 14.98	**$ 14.77**	$ 20.52

OPERATIONS

Vermilion's production averaged 25,489 boepd over the third quarter, up 13% relative to the same period a year ago and down slightly relative to the second quarter of 2002. Volumes for the nine-month period averaged 25,383 boepd reflecting a 15% increase over 2001. Incremental production for both the quarter and nine-month period compared to the respective periods in the prior year came entirely from the addition of the Peace River Arch area.

Production Summary (6:1)

	Three months ended September 30, 2002			Three months ended June 30, 2002	Nine months ended September 30, 2002			Nine months ended Sept 30, 2001
	Oil & NGLs bbls/d	Natural Gas mmcf/d	**Total boe/d**	Total Boe/d	Oil & NGLs bbls/d	Natural Gas mmcf/d	**Total boe/d**	Total boe/d
Canada								
Northern District								
Mastin Lake	-	6.51	**1,085**	1,294	-	8.10	**1,350**	1,625
Peace River Arch	630	15.55	**3,222**	3,787	753	16.72	**3,539**	-
Slave Lake	4,032	1.24	**4,239**	3,616	3,737	0.76	**3,864**	4,425
Total	4,662	23.30	**8,546**	8,697	4,490	25.58	**8,753**	6,050
Southern District								
Central Alberta	148	8.74	**1,605**	1,769	130	6.45	**1,206**	-
Chip Lake	2,677	31.58	**7,940**	7,998	2,645	32.24	**8,019**	8,135
Southern Foothills	254	4.98	**1,084**	1,243	305	5.47	**1,216**	1,572
Total	3,079	45.30	**10,629**	11,010	3,080	44.16	**10,441**	9,707
Total Canada	7,741	68.60	**19,175**	19,707	7,570	69.74	**19,194**	15,757
France								
Aquitaine Basin	3,287	-	**3,287**	3,338	3,377	-	**3,377**	3,595
Paris Basin	2,461	-	**2,461**	2,233	2,351	-	**2,351**	2,251
Other	274	1.75	**566**	444	250	1.26	**461**	416
Total France	6,022	1.75	**6,314**	6,015	5,978	1.26	**6,189**	6,262
Total Combined	13,763	70.35	**25,489**	25,722	13,548	71.00	**25,383**	22,019

CANADA

Vermilion was active in the Central Alberta area (previously Mikwan) during the third quarter, drilling properties acquired through the Artemis transaction. The Company drilled a total of seven wells targeting cretaceous gas, with an 86% success rate. The Company also purchased 260 km^2 of 3D seismic which has already generated eight additional prospects to the Company's expanding inventory currently standing at 37 prospects.

In the Peace River Arch, the Operator is slowly ramping up production of the most northerly well at North Gage. The production of this well will partially offset the loss of 1,000 boepd of production following the watering out of the down-dip well. Vermilion has recently cased a development well to the Shane Kiskatinaw pool, which will be completed and placed on production in the fourth quarter of 2002. This well will enhance the drainage efficiency of the pool and help to determine the ultimate reserve potential. While plant constraints will limit incremental production in the near term, the Company is currently evaluating alternatives for upgrading the infrastructure to allow this well to produce gross production of 10 mmcf/d plus liquids. Vermilion holds an 80% working interest in the discovery well and a 65% working interest in the follow-up development well. Upon completion of the corporate reorganization, Vermilion Energy Trust and Exploreco will be partners with equal ownership in these wells and associated lands.

At Chip Lake a total of seven wells were drilled. Vermilion continues to diversify away from the traditional Rock Creek targets and has now established a significant inventory of shallower prospects for the Cardium, Belly River and potentially Edmonton Sand. This initiative is already seeing some success in a recent Cardium oil well, which is capable of greater than 500 boepd on initial production. The overall success rate has exceeded 90% in this area. Vermilion also is evaluating the potential of a low risk infill-drilling program in the Rock Creek to maximize the recovery from these relatively tight gas sands.

Vermilion diversified its portfolio in the Slave Lake area (previously Utikuma) through the acquisition of certain properties, which established a presence in the Mitsue area and increased the Company's presence in the Gift Lake area. A total of five wells were drilled in the Slave Lake area resulting in three oil wells.

With respect to drilling activities in the Chain Lakes/Longview area Vermilion has withdrawn its licence application to the EUB. The Company's decision to pursue a corporate reorganization has resulted in a review and reprioritization of projects, and postponement of exploration projects in all areas.

FRANCE

With the drilling of two wells this year, one being D&A, a recent workover campaign on several Dogger wells drilled in late 2001 has added in excess of 600 boepd of sustainable production. The success of this workover program has lead to additional workovers planned for 2003 and has given the confidence for renewed drilling in the Dogger. Vermilion is also currently evaluating potential missed pay in the Mothes-2 well, in an Albian Reef Complex. This zone, currently being perforated, has considerable upside for additional production as well as for proving up a new play type in the Basin.

Drilling Activity (# of wells)

	Three months ended September 30, 2002						**Nine months ended September 30, 2002**					
	Exploration		Development			**Total**	Exploration		Development			**Total**
	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**	Gross	(Net)	Gross	(Net)	**Gross**	**(Net)**
Canada												
Oil	1	(1.0)	3	(2.4)	4	(3.4)	3	(2.5)	7	(5.7)	10	(8.2)
Gas	7	(6.5)	6	(5.4)	13	(11.9)	11	(9.5)	16	(13.9)	27	(23.4)
D&A	2	(2.0)	3	(3.0)	5	(5.0)	8	(6.3)	4	(4.0)	12	(10.3)
Total	**10**	**(9.5)**	**12**	**(10.8)**	**22**	**(20.3)**	**22**	**(18.3)**	**27**	**(23.6)**	**49**	**(41.9)**
France												
Oil	-	-	-	-	-	-	-	-	2	(2.0)	2.0	(2.0)
Gas	-	-	-	-	-	-	-	-	-	-	-	-
D&A	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	**2**	**(2.0)**	**2.0**	**(2.0)**
Combined												
Oil	1	(1.0)	3	(2.4)	4	(3.4)	3	(2.5)	9	(7.7)	12	(10.2)
Gas	7	(6.5)	6	(5.4)	13	(11.9)	11	(9.5)	16	(13.9)	27	(23.4)
D&A	2	(2.0)	3	(3.0)	5	(5.0)	8	(6.3)	4	(4.0)	12	(10.3)
Total Combined	**10**	**(9.5)**	**12**	**(10.8)**	**22**	**(20.3)**	**22**	**(18.3)**	**29**	**(25.6)**	**51**	**(43.9)**

TRINIDAD

As part of the corporate reorganization and separate from the Plan of Arrangement, Vermilion's existing working interest in the Central Block in Trinidad will be transferred to Aventura. Upon completion of the Plan of Arrangement, Vermilion Energy Trust will own approximately 71% of the common shares of Aventura on a fully diluted basis. The purpose of this transaction is to consolidate the Trinidad property working interest into one international entity ("Aventura") and allow for further development of these growth assets in order to fully realize the value to Aventura and Vermilion shareholders. All capital expenditure commitments will be the responsibility of Aventura with no further funding obligations remaining with Vermilion Energy Trust.

Construction work continues on the 12-kilometer 10-inch natural gas pipeline for the six-month production test for Carapal Ridge-1. The main pipeline is 90% complete while site facility construction is underway. Net production volumes to the Vermilion/Aventura combined 65% ownership during the long-term test will be approximately 2,500 boepd. Overall, the project is still on target for a production start up in December 2002. The remaining capital budget for 2002 and future capital for the entire 65% working interest will be assumed by Aventura.

Plans are currently being finalized to initiate a two-well exploration drilling program prior to year-end. The first well, Saunders-1, is a down-dip test of the Carapal Ridge-1 discovery well and the second well, Baraka-1, is on the large CO40 prospect directly to the north and east of the Carapal Ridge-1 discovery. The drilling program designs have been completed and drill sites selected. Bids have been received from several drilling contractors and are being evaluated. These two wells should fulfill both the 42- and 60-month Central Block minimum work obligations.

FINANCIAL

World oil prices strengthened in the third quarter due once again to increased speculation over possible US military strikes against Iraq. While OPEC continues to produce over previously stated levels, the price stayed strong in the third quarter under the threat of war. Natural gas prices on the other hand continued to fall in the quarter despite a decline in US domestic production. While the forward gas price is beginning to strengthen in advance of winter, third quarter prices remained soft due to moderate demand and ample US inventories.

Vermilion's combined crude oil & NGL's price was $35.01 per bbl for the first nine months of 2002 and $39.35 per bbl for the third quarter compared to $38.10 per bbl and $34.12 per bbl, respectively, for the same periods a year ago. The Company generated third quarter revenues of $70.7 million in 2002 up from $59.0 million in 2001 as a direct result of continued production growth and the increased prices discussed above. Revenues for the year were $204 million in 2002 down from $217 million for the same period in 2001. The decline is directly attributable to the fall in gas prices from $5.89 per mcf for the nine months in 2001 to $3.91 per mcf in 2002 which more than offsets increased production. Gas prices quarter to quarter remained fairly constant; $3.56 per mcf in 2002 and $3.41 per mcf in 2001.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 24.4 mmcf/d remain in place for the calendar year of 2002 with various price structures resulting in an average floor of $4.84 per mcf. Currently, the Company has hedged 23.4 mmcf/d of its 2003 natural gas production, with various price structures resulting in an

average floor of $5.14 per mcf. On the crude oil side, Vermilion has hedges covering 5,671 bbls/d for the calendar year of 2002 and 5,550 bbls/d in 2003, at $25.20 and $24.74 US WTI equivalent, respectively.

The Company has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2002 at approximately $0.65 US per Canadian dollar.

Royalties for the nine months totalled $6.21 per boe down from $8.53 in 2001. The decrease is due to a year over year decline in commodity prices including a drop in natural gas prices from the record levels attained in 2001. Royalties for the quarter also declined to $5.90 per boe from $6.58 per boe a year ago, in line with static commodity prices, quarter to quarter, combined with increased production.

As a result of the Company's recently initiated cost reduction program, operating costs and general and administrative expenses have declined significantly between the second and third quarters of 2002. Operating costs dropped 6% from $4.69 per boe to $4.39 per boe while G&A declined by 14% from $1.15 per boe to $0.99 per boe. Operating costs of $4.39 per boe for the quarter and $4.35 per boe for the nine-month period have increased relative to the $4.14 per boe and $4.02 per boe recorded for the respective periods in 2001. In Canada, processing costs in the Peace River Arch area have contributed to the year over year increase. In France, power costs have risen and account for most of the increase over prior years. General and administrative expenses for the year increased to $1.06 per boe from $0.91 per boe in 2001 and to $0.99 per boe in the quarter from $0.94 per boe in 2001. The year over year increase in both cases is due to expanded staffing levels and increased G&A resulting from the consolidation of Aventura.

Interest expense increased to $0.77 per boe for the quarter from $0.64 per boe in 2001 as a result of higher debt levels following the Trinidad acquisition. However a slight decline in interest rates in 2002 along with increased production volumes has reduced the nine-month interest charge from $0.71 per boe in 2001 to $0.57 per boe in 2002.

Increased production and a reserve revision in the fourth quarter of 2001 resulted in increased depletion and depreciation expenses. A lower than anticipated drilling success ratio in 2002 has resulted in a quarter over quarter increase in the depletion, depreciation and amortization rate in 2002. Year-to-date September 30, 2002 depletion and depreciation was $10.02 per boe and the quarter was $10.92 per boe compared to $5.67 per boe year-to-date 2001 and $5.80 per boe in the third quarter 2001.

Continued high commodity prices have accelerated the utilization of Vermilion's tax pools in both Canada and France. This has increased the provision to $2.51 per boe in 2002 compared with $1.33 per boe in 2001 and $2.45 per boe this quarter compared with $1.10 per boe in the third quarter 2001. The estimate for 2002 is in the range of $22 million.

Netbacks (6:1)

	Three Months Ended September 30, 2002			2001	Nine months ended September 30, 2002			2001
	Oil & NGLs $/bbl	Natural Gas $/mcf	**Total $/Boe**	Total $/Boe	Oil & NGLs $/bbl	Natural Gas $/mcf	**Total $/boe**	Total $/boe
Canada								
Price	39.35	3.54	**28.56**	28.29	34.84	3.91	**27.94**	37.92
Oil hedging gain (loss)	(2.61)	-	**(1.06)**	(0.15)	(0.60)	-	**(0.23)**	(0.97)
Royalties (net)	(8.69)	(0.79)	**(6.35)**	(7.57)	(8.24)	(0.99)	**(6.85)**	(10.24)
Lifting costs	(5.69)	(0.45)	**(3.89)**	(3.49)	(5.18)	(0.46)	**(3.71)**	(3.42)
Operating netback	22.36	2.30	**17.26**	17.08	20.82	2.46	**17.15**	23.29
France								
Price	39.34	4.27	**38.71**	29.55	35.21	3.95	**34.82**	34.68
Oil hedging gain (loss)	(1.57)	-	**(1.50)**	(0.55)	0.08	-	**0.08**	(0.99)
Royalties (net)	(4.70)	(0.22)	**(4.54)**	(4.06)	(4.31)	(0.22)	**(4.21)**	(4.23)
Lifting costs	(6.02)	(0.53)	**(5.89)**	(5.80)	(6.10)	(2.22)	**(6.34)**	(5.54)
Operating Netback	27.05	3.52	**26.78**	19.14	24.88	1.51	**24.35**	23.92
Combined								
Price	39.35	3.56	**31.07**	28.65	35.01	3.91	**29.63**	37.00
Oil hedging gain (loss)	(2.16)	-	**(1.17)**	(0.27)	(0.30)	-	**(0.16)**	(0.98)
Royalties (net)	(6.94)	(0.78)	**(5.90)**	(6.58)	(6.51)	(0.98)	**(6.21)**	(8.53)
Lifting costs	(5.83)	(0.45)	**(4.39)**	(4.14)	(5.58)	(0.49)	**(4.35)**	(4.02)
Operating Netback	24.42	2.33	**19.61**	17.66	22.62	2.44	**18.91**	23.47
General & administrative			**(0.99)**	(0.94)			**(1.06)**	(0.91)
Interest			**(0.77)**	(0.64)			**(0.57)**	(0.71)
Foreign exchange			**0.03**	-			-	-
Current & capital taxes			**(2.45)**	(1.10)			**(2.51)**	(1.33)
Cash Flow Netback			**15.43**	14.98			**14.77**	20.52
Depletion & depreciation			**(10.92)**	(5.80)			**(10.02)**	(5.67)
Future income taxes			**(1.16)**	(3.70)			**(0.71)**	(5.04)
Deferred financing costs			**(0.08)**	(0.08)			**(0.08)**	(0.08)
Foreign exchange			**0.03**	0.35			-	(0.12)
Non-controlling interest			**(0.01)**	-			**0.01**	-
Equity in income of affiliate			-	-			-	0.01
Earnings Netback			**3.29**	5.75			**3.97**	9.62

Capital Expenditures	Three months ended September 30,		Nine months ended September 30,	
($000's)	**2002**	2001	**2002**	2001
Land	**$ 1,605**	$ 5,593	**$ 6,451**	$ 17,141
Seismic	**2,274**	1,709	**3,382**	5,391
Drilling and completions	**17,046**	36,399	**44,607**	85,546
Production equipment and facilities	**5,344**	1,121	**10,363**	5,844
Workovers	**4,571**	3,451	**7,456**	7,068
Capitalized exploration administration	**705**	196	**2,392**	1,547
Drilling and development expenditures	**31,545**	48,469	**74,651**	122,537
Property acquisitions	**19,703**	977	**23,433**	1,932
Corporate acquisitions	**66,348**	-	**97,334**	-
Other	**2,842**	402	**4,045**	3,953
	$120,438	$49,848	**$199,463**	$128,422

Funding of Capital Expenditures	Three months ended September 30,		Nine months ended September 30,	
($000's)	**2002**	2001	**2002**	2001
Cash flow	**$ 36,210**	$31,127	**$102,331**	$123,318
Debt, working capital and other	**84,593**	18,967	**93,245**	7,248
Equity	**(365)**	(246)	**3,887**	(2,144)
	$120,438	$49,848	**$199,463**	$128,422

Statement of Cash Flow Reconciliation	Three months ended September 30,		Nine months ended September 30,	
($000's)	**2002**	2001	**2002**	2001
Capital expenditures	**$120,438**	$49,848	**$199,463**	$128,422
Debt assumed	**(662)**	-	**(9,734)**	-
Investment per cash flow statement	**$119,776**	$49,848	**$189,729**	$128,422

Vermilion's debt (net of working capital) on September 30, 2002 was $210.8 million. The increase from $192.2 million at June 30, 2002 was a result of increased drilling and acquisition activities in the third quarter after a quiet drilling period in the second quarter. This facility currently reflects a borrowing base of $270.0 million. Vermilion has continued with a one-year revolving loan that is now classified as a current liability under the new accounting guidelines. The bank loan facility is currently under review given the proposed reorganization. Management has reduced fourth quarter spending in Canada and France in order to maintain prudent debt levels upon closing of the Plan of Arrangement.

Prior to distribution of the Information Circular in mid-December detailing the Plan of Arrangement, Vermilion will be press releasing reserve summaries and landholdings along with valuations for each of the new entities, Vermilion Energy Trust and Exploreco including separate disclosure of assets in Trinidad.

For further information, please visit our website at http://www.vermilionresources.com or contact:

Steve Bjornson
V.P. Finance & Chief Financial Officer
Vermilion Resources Ltd.
(403) 269-4884

Heather Strang
Manager, Corporate Communications
Vermilion Resources Ltd.
(403) 269-4884

Consolidated Balance Sheets
($000's, unaudited)

	September 30, 2002	December 31, 2001
Assets		
Current		
Cash	**$ 25,706**	$ 6,716
Accounts receivable	**39,213**	43,457
Crude oil inventory	**7,621**	2,593
Prepaid expenses and other	**3,644**	5,296
	76,184	58,062
Deferred financing costs	**619**	1,012
Capital assets	**691,958**	546,705
	$768,761	$605,779
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$ 68,201**	$ 69,206
Bank loan (note 3)	**201,415**	-
Income taxes payable	**17,378**	7,484
	286,994	76,690
Long-term debt (note 3)	**-**	101,053
Provision for future site restoration	**10,590**	7,965
Future income taxes	**145,796**	129,698
	443,380	315,406
Non-controlling interest	**14,937**	11,330
Shareholders' equity:		
Share capital (note 4)	**140,373**	136,146
Retained earnings	**170,071**	142,897
	310,444	279,043
	$768,761	$605,779

Consolidated Statements of Earnings and Retained Earnings

($000's, except share and per share amounts, unaudited)	Three months ended September 30,		Nine months ended September 30,	
	2002	2001	**2002**	2001
Revenue:				
Petroleum and natural gas revenue	**$ 70,719**	$ 58,965	**$ 204,186**	$ 216,523
Royalties (net)	**14,428**	13,673	**43,024**	51,286
	56,291	45,292	**161,162**	165,237
Expenses:				
Production	**10,289**	8,598	**30,172**	24,181
Interest	**1,997**	1,499	**4,466**	4,738
General and administration	**2,313**	1,962	**7,354**	5,492
Foreign exchange loss (gain)	**(151)**	(719)	**7**	707
Depletion and depreciation	**25,614**	12,046	**69,468**	34,060
	40,062	23,386	**111,467**	69,178
Earnings before income taxes and other items	**16,229**	21,906	**49,695**	96,059
Income taxes:				
Future	**2,728**	7,688	**4,902**	30,315
Current	**5,409**	2,152	**16,631**	7,570
Capital	**330**	125	**747**	398
	8,467	9,965	**22,280**	38,283
Other items:				
Non-controlling interest	**21**	-	**(99)**	-
Equity in income of affiliate	**-**	(8)	**-**	(67)
Net earnings	**7,741**	11,949	**27,514**	57,843
Excess of consideration paid over stated value of shares purchased	**(340)**	(214)	**(340)**	(3,314)
Retained earnings, beginning of period	**162,670**	123,268	**142,897**	80,474
Retained earnings, end of period	**$ 170,071**	$ 135,003	**$ 170,071**	$ 135,003
Net earnings per Common Share:				
Basic	**$ 0.14**	$ 0.21	**$ 0.49**	$ 1.06
Diluted	**$ 0.14**	$ 0.21	**$ 0.49**	$ 1.03
Weighted Average Common Shares Outstanding				
Basic	**55,890,865**	54,546,298	**55,771,851**	54,404,700
Diluted	**56,519,277**	56,652,527	**56,711,190**	56,299,531

Consolidated Statements of Cash Flows

(000's except per share amounts, unaudited)	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Cash provided by (used in):				
Operating				
Net earnings	$ 7,741	$ 11,949	$ 27,514	$ 57,843
Items not affecting cash:				
Depletion and depreciation	25,614	12,046	69,468	34,060
Unrealized foreign exchange loss (gain)	(75)	(719)	17	684
Amortized deferred financing costs	181	171	529	483
Non-controlling interest	21	-	(99)	-
Equity in income of affiliate	-	(8)	-	(67)
Future income taxes	2,728	7,688	4,902	30,315
Funds generated from operations	36,210	31,127	102,331	123,318
Changes in non-cash working capital	17,247	12,840	744	12,565
	53,457	43,967	103,075	135,883
Investing				
Acquisition of capital assets	(19,703)	-	(23,433)	-
Drilling and development of petroleum and natural gas properties	(34,387)	(49,848)	(78,695)	(128,422)
Cash acquired on shares issued by subsidiary	3	-	2,830	-
Corporate acquisition (note 2)	(65,686)	-	(87,601)	-
Restricted cash held for acquisition (note 2)	66,348	-	-	-
Long-term investments and other assets	-	23	-	(3,497)
Site Restoration costs incurred	(407)	-	(565)	-
	(53,832)	(49,825)	(187,464)	(131,919)
Financing				
Increase (decrease) in bank loan	14,741	(11,328)	100,362	(13,192)
Increase in deferred financing costs	(61)	(84)	(136)	(417)
Issue (repurchase) of Common shares for cash, net of share issue costs	(365)	(246)	3,887	(2,144)
	14,315	(11,658)	104,113	(15,753)
Foreign exchange gain (loss) on cash held in a foreign currency	(910)	1,116	(734)	(445)
Net increase (decrease) in cash	13,030	(16,400)	18,990	(12,234)
Cash, beginning of period	12,676	20,027	6,716	15,861
Cash, end of period	$ 25,706	$ 3,627	$ 25,706	$ 3,627
Funds from operations per Common Share:				
Basic	$ 0.65	$ 0.57	$ 1.83	$ 2.27
Diluted	$ 0.64	$ 0.55	$ 1.80	$ 2.20
Cash payments				
Interest	$ 2,336	$ 1,253	$ 4,522	$ 3,956
Taxes	$ 361	$ 72	$ 7,520	$ 704

Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2002 and 2001, unaudited

1. Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the Company's 2001 annual report.

2. Business Acquisition and Investment

a) On June 21, 2002, the Company signed an agreement to purchase a 40% Participating Interest in, and operatorship of the Central Block onshore Trinidad. The Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% Participating Interest in the Central Block, while Vermilion's subsidiary, Aventura Energy Inc. holds the rights to the remaining 25%. The acquisition was accounted for using the purchase method of accounting as follows:

Allocation of purchase price:	
Capital assets	$66,348
Current assets	465
Current liabilities	(1,127)
Long-term debt	(19,011)
Cash consideration	$46,675

On September 30, 2002, Aventura exercised its option to acquire 12.5% of the 40% interest. Closing has been deferred pending completion of the corporate reorganization.

b) Effective May 22, 2002 the Company exercised its Warrants and Options in Aventura including Share Purchase Warrants (19,555,556 warrants at $0.25 per warrant); Finance Options (2,100,000 options at $0.18 per option); and Finance Warrants (2,100,000 warrants at $0.25 per warrant) in exchange for 23,755,556 shares of Aventura at a cost of $5,791,889. This increases the Company's ownership position to 46.8%. Effective December 31, 2001 the Company has accounted for the investment by consolidating the operations of Aventura with their own using the purchase method of accounting.

c) On February 13, 2002, the Company signed a letter agreement to purchase all of the outstanding shares of Artemis Energy Limited (Artemis), a private Canadian oil and gas company for total cash consideration of $21,915,000. The agreement closed on March 21, 2002 at which time Artemis became a wholly owned subsidiary of the Company. The acquisition of Artemis was accounted for using the purchase method of accounting, effective from March 21, 2002, as follows:

Allocation of purchase price:	
Capital assets	$42,865
Current assets	2,039
Current liabilities	(6,511)
Future income taxes	(11,195)
Long-term debt	(4,600)
Site restoration	(683)
Cash consideration	$21,915

3. **Bank Loan**

At September 30, 2002, the Company had a line of credit of $270,000,000 with a banking syndicate, which has a one-year extendible revolving period. A working capital tranche of $10 million included in the $270 million facility has been placed in France to assist cash-management practices.

Effective January 1, 2002, the Company has classified its bank loan as current as required for such loan facilities by new guidance issued by the CICA Emerging Issues Committee.

4. **Share Capital**

Authorized
Unlimited number of common shares
Unlimited number of preferred shares
Common shares issued

	Number of shares	(000's) Amount
Balance, December 31, 2001	55,014,302	136,146
Stock options exercised for cash	896,683	4,401
Shares acquired under normal course issuer bids	(63,800)	(174)
Balance, September 30, 2002	55,847,185	140.373

The Company has a stock-based compensation plan that allows certain key employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options are issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date.

The Company accounts for its stock-based compensation plan using the intrinsic-value of the stock options. Using intrinsic-values, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at market value.

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. If the fair-value method had been used, the effect on the Company's 2002 net earnings would have been a reduction of $1,598,000 (Q3 - $697,000) for the stock options granted in this period. The effect on net earnings would be a reduction of $0.03 per share (Q3 - $0.01 per share).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants: risk-free interest rate of 4.5%; expected lives of 5 years; and expected volatility of 51%.

The following table summarizes information about the Company's stock options:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2001	3,378,685	6.07
Granted	1,681,700	10.07
Exercised	(896,683)	4.91
Cancelled	(142,200)	7.29
Balance, September 30, 2002	4,021,502	7.96

Normal Course Issuer Bids

Effective November 23, 2001, the Company began a normal course issuer bid process to purchase the Company's common shares. The bid was approved to purchase up to 5% of the issued and outstanding common shares, or 2,735,070 common shares, and will terminate on November 22, 2002. The Company purchased 63,800 of the Company's common shares for a total cost of $514,000. The excess consideration paid over the stated value of the Company's shares in the amount of $340,000 has been charged directly to retained earnings. During October 2002, prior to the initiation of the corporate reorganization, the Company purchased an additional 27,200 shares under the normal course issuer bid for a total cost of $203,000. As a result of the Plan of Arrangement, no further purchases will be made.

5. Segmented Information

($000's, unaudited)	**September 30, 2002**	September 30, 2001
Petroleum and natural gas revenues:		
Canada	**$145,218**	$158,939
France	**58,968**	57,584
	$204,186	$216,523
Net earnings:		
Canada	**$ 14,134**	$ 36,661
France	**13,380**	21,182
	$ 27,514	$ 57,843
Funds generated from operations:		
Canada	**$ 64,772**	$ 88,842
France	**37,559**	34,476
	$102,331	$123,318
Capital expenditures:		
Canada	**$110,755**	$ 95,899
France	**19,141**	32,523
Trinidad	**69,491**	-
Argentina	**76**	-
	$199,463	$128,422

	September 30, 2002	December 31, 2001
Identifiable assets:		
Canada	**$480,584**	$401,063
France	**196,030**	188,481
Trinidad	**89,942**	13,981
Argentina	**2,205**	2,254
	$768,761	$605,779

6. Contingencies

On September 25, 2001, Vermilion received a tax notice from the Direction Générale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP. S.A. The Notice advises that the company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997, in the amount of $6.5 million (4.5 million Euro), including

interest charges for late filing. The company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued for in the consolidated financial statements at September 30, 2002.

7. **Commitments**

Oil Hedging Program	2002 Q4	2003
Average volume – WTI (bbls/d)	4,000	2,950
Average price – WTI (US$/bbl)	25.04	24.74
Average volume – Brent (bbls/d)	2,000	2,600
Average price – Brent (US$/bbl)	24.09	23.24

Natural Gas Hedging Program	2002 Q4	2003	2004
Volume (mmcf/d)	28.5	23.4	0.6
Floor ($/mcf)	5.05	5.14	5.03
Cap ($/mcf)	5.31	5.43	8.84

8. **Subsequent Events**

On October 17, 2002, the Company signed a subscription agreement to purchase 20,000,000 shares of Aventura through a private placement at a price of $0.30 per share for an aggregate cost of $6,000,000.

On November 4, 2002, the Company agreed to recommend the reorganization of the Company by way of a Plan of Arrangement which would result in shareholders receiving trust units in a new oil and gas energy trust that would benefit from approximately 94% of the Company's producing assets. In addition, Vermilion shareholders would receive shares in a separate publicly listed, exploration-focused producer ("Exploreco") which would hold certain of the Company's natural gas weighted assets and undeveloped lands. Further, the Company has signed an agreement with majority-controlled Aventura energy Inc. ("Aventura") whereby the Company would sell 100% of its shares in Vermilion (Barbados) Limited, which holds the Company's Trinidad assets, to Aventura in consideration of 195.8 million common shares of Aventura at a deemed price of $0.35 per share. In addition, Vermilion will subscribe for an aggregate of 14.3 million common shares at a price of $0.35 per share for gross proceeds of $5 million in cash. A 25% overriding royalty on the Bottrel gas property will also be acquired from Aventura for $6.3 million in cash. The Company currently owns 110 million Aventura shares. Upon completion of this transaction, Vermilion Trust would then benefit from an ownership of approximately 71% of the common shares of Aventura on a fully diluted basis. These transactions are subject to the Plan of Arrangement being approved by the Company's shareholders, Aventura shareholder approval, as well as court, regulatory and other applicable approvals.

DIRECTORS
CANADA

Charles W. Berard [1,2,4,5]
Partner, Macleod Dixon

Jeffrey S. Boyce
Calgary, Alberta

Lorenzo Donadeo
Calgary, Alberta

Claudio Ghersinich
Calgary, Alberta

Joseph F. Killi [1,2,3]
President, Rosebridge Capital Corp.
Calgary, Alberta

Larry Macdonald [1,3,4]
Chairman & C.E.O., Pointwest Energy Inc.
Calgary, Alberta

James D. McFarland [2,3,4]
Managing Director, SPP/CPM
Brisbane, Australia

FRANCE

Jack Anderson
HSD Ernst & Young
Paris, France

Jeffrey S. Boyce
Calgary, Alberta

Martin Robert
Parentis, France

1 Audit Committee
2 Governance & Human Resources Committee
3 Environment, Health & Safety Committee
4 Independent Reserves Committee
5 Lead Director

OFFICERS & KEY PERSONNEL
CANADA

Jeffrey S. Boyce
President & Chief Executive Officer

Lorenzo Donadeo, P. Eng.
Executive Vice President &
Chief Operating Officer

Claudio Ghersinich, P. Eng.
Executive Vice President,
New Ventures

Chris Baker, B.Sc.
Vice President, Exploration

C. Tom Banks, P. Eng.
Vice President, Production &
Engineering

Stephen E. Bjornson, C.A.
Vice President, Finance &
Chief Financial Officer

Doug Reynolds, P. Land
Vice President, Land

Raj Patel, P. Eng
Vice President, Marketing

Paul Weevers, P. Eng
Vice President, Production

FRANCE

Martin Robert, P. Eng
Directeur Général,
Vermilion REP S.A.

TRINIDAD

Barry Larson
General Manager
Trinidad Operations

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
Bank of Montreal
Calgary, Alberta

Canadian Imperial Bank of Commerce
Calgary, Alberta

BNP Paribas Bank (Canada)
Toronto, Ontario

Société Générale (Canada)
Toronto, Ontario

EVALUATION ENGINEERS
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL
Borden Ladner Gervais LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VRM
S&P / TSE Composite Index

INVESTOR RELATIONS CONTACT:
Heather Strang
Manager, Corporate Communications
Telephone: (403) 781-9449
investor_relations@vermilionresources.com
www.vermilionresources.com

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Company's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.









600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

December 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
TSX

Dear Sirs:

Subject: Vermilion Resources Ltd. AMENDED

We advise the following **change** with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Special
2.	Security Description of Voting Issue	:	Common Shares
3.	CUSIP Number	:	923 901 102
4.	Record Date	:	December 09, 2002
5.	**Meeting Date**	**:**	**January 15, 2003**
Meeting Location		:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed By"
Upinder Sahota
Account Manger
Stock Transfer Services
Direct Dial No: 403-267-6522

cc: Vermilion Resources Ltd.
Attention: Heather Strang


Lawyers
Macleod Dixon LLP
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

Our File: 143888

Kent D. Kufeldt
Direct Phone: (403) 267-9410
E-mail: kent.kufeldt@macleoddixon.com

Cindy Peppler
Assistant
Direct Phone: (403) 267-9561
E-mail: cindy.peppler@macleoddixon.com

January 3, 2003

Via Courier

Paul, Weiss, Rifkind, Wharton & Garrison
Angus Tarpley
1285 Avenue of the Americas
New York, New York 10019-6064

Re: Vermilion Resources Ltd.

Angus, in connection with the exemption application pursuant to Regulation 12g3-2(b), enclosed herewith are the final documents which have been filed by Vermilion Resources Ltd. on SEDAR and are in the public record for inclusion with the exemption application. Also enclosed is a revised Schedule "A" which lists those documents which are enclosed herewith. For your information, the documents enclosed represent items "eee to ppp", inclusive.

Once you have made the required application, please ensure that a copy of the application letter and any other correspondence is copied to me.

Thank you for your assistance in this matter.

Sincerely,

MACLEOD DIXON LLP

Kent D. Kufeldt

KDK/cp
Enclosure

News release via Canada NewsWire, Calgary 403-269-7605 -!aj-

Attention Business Editors:
Vermilion Resources Ltd. & Aventura Energy Inc. - Trinidad Commencement of Production & Drilling Program Update

CALGARY, Dec. 16 /CNW/ - Vermilion Resources Ltd., "Vermilion" (VRM:TSX), and Aventura Energy Inc., "Aventura" (AVR:TSXV), a Vermilion subsidiary, are pleased to announce that the Carapal Ridge - 1 well located on the onshore Trinidad Central Block commenced flowing natural gas to a six-month test contract on Thursday December 12, 2002. This well will produce for the next six months at gross rates of approximately 20 million standard cubic feet per day of gas and 700 barrels per day of light condensate. Approximate net production rates are;

<<

Company	Working Interest (Percent)	Net Production (BOEPD)
Vermilion	35	1400
Aventura(1)	30 (2)	1200

(1) Vermilion currently owns 47% of Aventura
(2) Subject to Petrotrin and the Ministry of Energy approval

>>

Carapal Ridge - 1 is tied into the Trinidad National Gas Company's 24-inch gas line at the Inniss Trinity valve station with an 11.6 kilometre, 10-inch pipeline. Well site facilities include dehydration, condensate stabilization, metering and storage.

Following the six month flow period, Carapal Ridge - 1 will be shut in for up to three months to accommodate a pressure buildup and a subsequent material balance analysis which will provide secondary corroboration of Carapal Ridge reserves.

The state owned Petroleum Company of Trinidad and Tobago ("Petrotrin"), a 35% working interest partner in the Central Block, was instrumental in providing the test market for the Carapal Ridge - 1 well. Vermilion, the operator, will continue to work with Petrotrin to identify favourable long-term markets.

Vermilion and Aventura are also pleased to report that a rig to drill the Central Block Saunders - 1 and Baraka - 1 exploration wells should be secured within the next two weeks allowing this two well program to commence in early January. Locations are currently being constructed for these two wells.

The TSX and TSXV Exchanges have neither approved nor disapproved of the contents of this press release

%SEDAR: 00003901E

-0- 12/16/2002

/For further information: For Vermilion: Lorenzo Donadeo, Executive Vice President & Chief Operating Officer, (403) 269-4884, Heather Strang, Manager, Corporate Communications, (403) 269-4884, Website: www.vermilionresources.com; For Aventura: Scott Price, President & CEO, (403) 233-7443, Email: info(at)aventuraenergy.com, Website: www.aventuraenergy.com/

(AVR. VRM.)

CO: Aventura Energy Inc.; Vermilion Resources Ltd.
ST: Alberta
IN: OIL
SU:

-30-

CNW 14:24e 16-DEC-02

VERMILION RESOURCES LTD.
NOTICE OF SPECIAL MEETING

to be held January 15, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated December 17, 2002, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Vermilion Resources Ltd. ("Vermilion") will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on January 15, 2003, at 10:00 a.m. (Calgary time) for the following purposes:

(a) in the case of Securityholders, to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular dated December 17, 2002 (the "Information Circular") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular;

(b) in the case of holders of Common Shares,

(i) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 55 of the accompanying Information Circular, to authorize the sale by private placement, after completion of the Arrangement of up to 1,176,471 units of Clear Energy Inc. at a price of $1.70 per unit, each unit consisting of one common share of Clear Energy Inc. and three performance incentive rights of Clear Energy Inc., each such performance incentive right entitling the holder thereof to purchase an additional common share of Clear Energy Inc. at $1.70 per share, all as more particularly described in the accompanying Information Circular;

(ii) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 56 of the Information Circular, to approve a stock option plan for Clear Energy Inc., all as more particularly described in the Information Circular;

(iii) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 57 of the accompanying Information Circular, approving future issuances of up to 19,000,000 common shares of Clear Energy Inc. by private placement during the 12 month period commencing on the date the resolution is adopted, all as more particularly described in the accompanying Information Circular;

(iv) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 58 of the Information Circular, to approve a trust unit rights incentive plan for Vermilion Energy Trust, all as more particularly described in the accompanying Information Circular; and

(v) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 59 of the Information Circular, to approve an employee bonus plan for Vermilion Resources Ltd., all as more particularly described in the accompanying Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is December 9, 2002. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Vermilion after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement, if the Arrangement becomes effective, and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and YELLOW for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the applicable form(s) of the enclosed proxies must be received by Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 17th day of December, 2002.

BY ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA AND THE BOARD OF DIRECTORS

Jeffrey S. Boyce
President and Chief Executive Officer
Vermilion Resources Ltd.


VERMILION
RESOURCES
LTD.

NOTICE OF SPECIAL MEETING

NOTICE OF PETITION

INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

VERMILION RESOURCES LTD.

CLEAR ENERGY INC.

VERMILION ACQUISITION LTD.

VERMILION ENERGY TRUST

DECEMBER 17, 2002

TABLE OF CONTENTS


VERMILION
RESOURCES
LTD.

December 17, 2002

Dear Shareholders and Optionholders:

We are pleased to invite you to attend a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") and holders of options to acquire Common Shares ("Options") (collectively "Securityholders") of Vermilion Resources Ltd. ("Vermilion") to be held at the Grand Lecture Theatre, Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on January 15, 2003 at 10:00 a.m. (Calgary time).

A proposed plan of arrangement (the "Arrangement") involving Vermilion, Clear Energy Inc. ("Exploreco"), Vermilion Acquisition Ltd. ("Acquisitionco") and Vermilion Energy Trust (the "Trust") will be presented for your approval. The Arrangement will result, through a series of transactions, in Shareholders (other than non-resident or tax-exempt Shareholders) receiving, in exchange for their Common Shares, one common share of Exploreco ("Exploreco Shares"), presently a subsidiary of Vermilion, for each three Common Shares, plus, at their election, either one trust unit ("Trust Unit") of the Trust or one exchangeable share ("Exchangeable Share") of Acquisitionco for each Common Share. An aggregate maximum of 6,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to non-resident or tax-exempt Shareholders, who will receive one Exploreco Share for each three Common Shares and one Trust Unit for each Common Share. Holders of Options will receive Trust Units and Exploreco Shares.

The Arrangement has two components. Coincident with the Arrangement becoming effective, certain of Vermilion's existing assets, including a portion of Vermilion's production and exploration assets, will be transferred to Exploreco. Through Exploreco, Securityholders will be able to participate in a junior oil and gas exploration and development entity focused on high levels of growth through reinvestment of cash flows and additional equity offerings. Through the Arrangement, the balance of Vermilion's assets, consisting primarily of mature, long life, low decline properties, will be owned indirectly by an energy trust. Through the Trust, Securityholders will enjoy regular distributions of cash from the Trust on the cash flows produced by Vermilion's mature assets. The board of directors of Vermilion believes the conversion of Vermilion's mature assets to an energy trust, with the potential for Securityholders to continue to enjoy significant capital appreciation through their shareholdings in Exploreco, will maximize value for Securityholders and represents the best alternative to enhance the value of Vermilion and its assets over time.

In contemplation of the Arrangement, Vermilion has also entered into a transaction with its subsidiary, Aventura Energy Inc. ("Aventura"). This transaction will involve the sale of all of Vermilion's oil and gas assets in Trinidad in consideration for common shares of Aventura and the acquisition from Aventura of a gross overriding royalty, which royalty is on properties located in the Bottrel area of Alberta (the "Aventura Transaction"). Upon completion of this transaction, the Trust will indirectly own through a subsidiary, 72.3% of the outstanding common shares of Aventura. This transaction is subject to the completion of the Arrangement and obtaining all requisite approvals, including from the shareholders of Aventura. The completion of the Arrangement will not, however, be subject to the completion of the Aventura Transaction.

The resolutions approving the Arrangement must be approved by two-thirds of the votes cast by Shareholders and Optionholders, each voting separately as a class, voting in person or by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta.

TD Securities Inc. has provided the board of directors of Vermilion with its opinion that the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders. **The board of directors, based upon its own investigations, including its consideration of the fairness opinion of TD Securities Inc., has unanimously concluded that the Arrangement is in the best interests of Vermilion and its Securityholders and recommends that Securityholders vote in favour of the Arrangement.**

2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: (403) 269-4884
Facsimile: (403) 264-6306
Corporate Confidential
Facsimile: (403) 269-4880

At the Meeting, Shareholders will be asked to consider, and, if thought advisable, approve certain additional matters relating to Exploreco and the Trust in connection with the Arrangement as further described in the accompanying Notice of Meeting and Information Circular.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Vermilion, the Trust and Exploreco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

The decision to bring the reorganization forward to our Securityholders was taken after much analysis, review and deliberation. The board of directors of Vermilion believes that Vermilion Energy Trust will differentiate itself from other trusts in its operational and development approach. Vermilion Energy Trust will have a seasoned management team with a successful operational track record and a very large and prospective land base in Canada and internationally which will provide growth and development opportunities from its existing assets. Further, the value of Aventura to holders of Trust Units must not be overlooked as we believe that the Trinidad asset is and will become more significant as a world class development opportunity with unitholders reaping the ultimate benefit. Finally, Exploreco, with its team and extensive land position, also has the potential to provide significant returns to its shareholders.

On behalf of the directors of Vermilion, I would like to express our gratitude for the support our Shareholders have demonstrated with respect to our decision to take this reorganization proposal forward. We would also like to thank our employees, who have worked very hard assisting us with this task, for providing their support for the proposed reorganization. We can assure you that the same high level of dedication that has been demonstrated by the directors, management and employees of Vermilion in the past will continue in respect of the Trust and Exploreco should a favorable vote be obtained. We look forward to seeing you at the Meeting.

Yours very truly,

Jeffrey S. Boyce
President and Chief Executive Officer
Vermilion Resources Ltd.



VERMILION RESOURCES LTD.
NOTICE OF SPECIAL MEETING

to be held January 15, 2003

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated December 17, 2002, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") and the holders of options to purchase Common Shares ("Options") (collectively "Securityholders") of Vermilion Resources Ltd. ("Vermilion") will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on January 15, 2003, at 10:00 a.m. (Calgary time) for the following purposes:

(a) in the case of Securityholders, to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular dated December 17, 2002 (the "Information Circular") to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular;

(b) in the case of holders of Common Shares,

(i) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 55 of the accompanying Information Circular, to authorize the sale by private placement, after completion of the Arrangement of up to 1,176,471 units of Clear Energy Inc. at a price of $1.70 per unit, each unit consisting of one common share of Clear Energy Inc. and three performance incentive rights of Clear Energy Inc., each such performance incentive right entitling the holder thereof to purchase an additional common share of Clear Energy Inc. at $1.70 per share, all as more particularly described in the accompanying Information Circular;

(ii) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 56 of the Information Circular, to approve a stock option plan for Clear Energy Inc., all as more particularly described in the Information Circular;

(iii) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 57 of the accompanying Information Circular, approving future issuances of up to 19,000,000 common shares of Clear Energy Inc. by private placement during the 12 month period commencing on the date the resolution is adopted, all as more particularly described in the accompanying Information Circular;

(iv) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 58 of the Information Circular, to approve a trust unit rights incentive plan for Vermilion Energy Trust, all as more particularly described in the accompanying Information Circular; and

(v) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth at page 59 of the Information Circular, to approve an employee bonus plan for Vermilion Resources Ltd., all as more particularly described in the accompanying Information Circular; and

(c) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is December 9, 2002. Only Securityholders whose names have been entered in the register of the Securityholders on the close of business on that date and holders of Common Shares or Options (collectively "Securities") issued by Vermilion after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Common Shares transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting. The terms of the Options provide that they are not transferable and no Options will expire prior to the Meeting.

Registered Securityholders have the right to dissent with respect to the Arrangement, if the Arrangement becomes effective, and to be paid the fair value of their Securities in accordance with the provisions of section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Securityholder's right to dissent is more particularly described in the accompanying Information Circular. Failure to strictly comply with the requirements set forth in section 191 of the *Business Corporations Act* (Alberta), as modified by the Interim Order, may result in the loss of any right of dissent.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting, or any adjournment thereof, in person are requested to date, sign and return the accompanying form of proxy (GREEN for holders of Common Shares and YELLOW for holders of Options) for use at the Meeting or any adjournment thereof. To be effective, the applicable form(s) of the enclosed proxies must be received by Computershare Trust Company of Canada at 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 17th day of December, 2002.

BY ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA AND THE BOARD OF DIRECTORS

Jeffrey S. Boyce
President and Chief Executive Officer
Vermilion Resources Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY VERMILION RESOURCES LTD. AND VERMILION ACQUISITION LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Vermilion Resources Ltd. ("Vermilion") and Vermilion Acquisition Ltd. ("Acquisitionco") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended (the "ABCA"), which Arrangement is described in greater detail in the Information Circular of Vermilion dated December 17, 2002, accompanying this Notice of Petition.

At the hearing of the Petition, Vermilion and Acquisitionco intend to seek the following:

(a) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(b) a declaration that the terms and conditions of the Arrangement are fair to Securityholders both from a substantive and procedural point of view;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice D.G. Hart in chambers at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 15th day of January, 2003 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Vermilion and Acquisitionco on or before 5:00 p.m. (Calgary time) on January 10, 2003, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Vermilion and Acquisitionco is to be effected by delivery to the solicitors for Vermilion and Acquisitionco at the address below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Vermilion and Acquisitionco and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated December 17, 2002, has given directions as to the calling of a meeting of Securityholders for the purpose of such holders voting upon resolutions to approve the

Arrangement and has directed that for registered holders of Common Shares of Vermilion the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Options of Vermilion.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Vermilion and Acquisitionco upon written request delivered to such solicitors as follows:

Macleod Dixon LLP
Barristers & Solicitors
3700 Canterra Tower
400 Third Avenue S.W.
Calgary, AB T2P 4H2

Attention: Kent D. Kufeldt

DATED at the City of Calgary, in the Province of Alberta, this 17th day of December, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF VERMILION RESOURCES LTD.

Jeffrey S. Boyce
President, Chief Executive Officer and Director
Vermilion Resources Ltd.

BY ORDER OF THE BOARD OF DIRECTORS OF VERMILION ACQUISITION LTD.

Lorenzo Donadeo
President, Chief Executive Officer and Director
Vermilion Acquisition Ltd.

INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

VERMILION RESOURCES LTD.

CLEAR ENERGY INC.

VERMILION ACQUISITION LTD.

VERMILION ENERGY TRUST

December 17, 2002

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Vermilion for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of December 17, 2002 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On December 16, 2002, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.64.

Forward-looking Statements

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving Vermilion, Exploreco, Amalgamationco or the Trust. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "'projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: the reasons of the board of directors of Vermilion for recommending the Arrangement; the business objectives, and liquidity and capital resources of Exploreco and Amalgamationco; amounts to be retained by Amalgamationco for growth capital expenditures; the amount and timing of the payment of any distributions on Trust Units by the Trust or any dividends on the Exchangeable Shares by Amalgamationco; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of conditions for listing the Trust Units and Exploreco Shares on any stock exchange. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Vermilion believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth under Appendix H, "Information Concerning Exploreco - Risk Factors", Appendix I, "Information Concerning the Trust - Risk Factors", Appendix J, "Information Concerning Amalgamationco - Risk Factors" and Appendix K, "Information Concerning Vermilion - Risk Factors", identifies additional factors that could affect the operating results and performance of Vermilion, Exploreco, Amalgamationco and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Vermilion undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Information for United States Securityholders

The Trust Units, Exchangeable Shares and Exploreco Shares to be issued under the Arrangement have not been registered under the 1933 Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act. The Trust Units, Exchangeable Shares and Exploreco Shares will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of the Trust, the unaudited pro forma financial statements of Exploreco and the audited historical financial statements of Vermilion included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Vermilion, Exploreco, Acquisitionco and the Trust contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Tax considerations applicable to United States Securityholders have not been included in this Information Circular. United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Vermilion, Exploreco, Acquisitionco and the Trust are organized or settled, as applicable, under the laws of Alberta, Canada, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that a substantial portion of the assets of Vermilion, Exploreco, Acquisitionco and the Trust and such persons are located outside the United States.

THE TRUST UNITS, EXCHANGEABLE SHARES AND EXPLORECO SHARES TO BE ISSUED UNDER THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Glossary of Terms

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisitionco" means Vermilion Acquisition Ltd., a wholly-owned subsidiary of the Trust;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, have the same respective meanings as set forth in the *Securities Act* (Alberta);

"Amalgamationco" means Vermilion Resources Ltd., the corporation resulting from the amalgamation of Vermilion (as constituted following the First Pre-Closing Amalgamation and the Second Pre-Closing Amalgamation) and Acquisitionco pursuant to the Arrangement;

"Ancillary Rights" means (a) the optional exchange rights granted to the Trustee pursuant to the Voting and Exchange Trust Agreement, for the use and benefit of the holders of Exchangeable Shares, to require the Trust to exchange or purchase, as the case may be, or cause a Trust Subsidiary to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event, or upon a Call Right being exercisable and the Trust and Amalgamationco electing not to exercise such Call Right and (b) the Special Voting Right;

"Applicable Laws" means applicable corporate and securities laws and rules of applicable stock exchanges;

"Appraised Redemption Price" means the price per Trust Unit equal to 90% of the fair market value of a Trust Unit as determined by Amalgamationco for the purposes of effecting a redemption of Trust Units;

"Arrangement" means the proposed arrangement, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"Arrangement Agreement" means the arrangement agreement dated as of December 16, 2002, among Vermilion, Acquisitionco, Exploreco and the Trust pursuant to which Vermilion, Acquisitionco, Exploreco and the Trust have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

"Arrangement Resolution" means the special resolution to be voted upon by Shareholders and Optionholders at the Meeting in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar under the ABCA after the Final Order has been made giving effect to the Arrangement;

"Aventura" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

"Aventura Shares" means the common shares of Aventura;

"board of directors" or **"board"** means the board of directors of Vermilion or the board of directors of Amalgamationco, as the context requires;

"business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar under the ABCA, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Common Shares**" means all outstanding common shares in the capital of Vermilion;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Conveyance Documents**" means all documents pursuant any part of the Exploreco Conveyance will be effected;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price of a Trust Unit**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Amalgamationco for such purpose; provided, however, that if in the opinion of the board of directors of Amalgamationco the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Amalgamationco, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**Depositary**" means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a Shareholder or an Optionholder to dissent to the Arrangement Resolution and to be paid the fair value of the Securities in respect of which the Holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

"**Dissenting Optionholders**" means registered holders of options who validly exercise the right of dissent provided to them under Section 191 of the ABCA and the Interim Order;

"**Dissenting Securityholders**" means collectively, Dissenting Shareholders and Dissenting Optionholders;

"**Dissenting Shareholders**" means registered holders of Common Shares who validly exercise the rights of dissent provided to them under Section 191 of the ABCA and the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a business day, on the next business day thereafter);

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP Plan" means the Distribution Reinvestment and Optional Trust Unit Purchase Plan to be adopted by the Trust and **"Bonus Units under the DRIP Plan"** means certain additional trust units to be issued thereunder as described in Appendix I;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Election Deadline" means 4:30 p.m. (local time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

"Employee Bonus Plan" means the Employee Bonus Plan of Amalgamationco to be approved at the Meeting, a copy of which is attached as Appendix N to this Information Circular;

"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of Exchangeable Shares and, in respect of each Exchangeable Share, shall at the Effective Date be equal to one, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the last business day prior to that Distribution Payment Date; and (b) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Amalgamationco, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis as further described in the Exchangeable Share Provisions;

"Exchangeable Share Consideration" means the consideration in the form of Exchangeable Shares to be received on the election of a Shareholder pursuant to the Plan;

"Exchangeable Shares" means the Series A exchangeable shares in the capital of Acquisitionco;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Appendix D to this Information Circular;

"Exercise Price Differential" means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Option relates;

"Exploration Assets" means the assets to be distributed by the Partnership to Vermilion prior to the Effective Date which are to be sold by Vermilion to Exploreco as of the Effective Date pursuant to the Exploreco Conveyance Agreement;

"**Exploreco**" means Clear Energy Inc., a corporation incorporated pursuant to the ABCA and presently a wholly-owned subsidiary of Vermilion;

"**Exploreco Conveyance**" means all of the transactions between and among the Partnership, Acquisitionco, Exploreco and any of their respective direct or indirect Subsidiaries pursuant to which the Exploration Assets and related liabilities are conveyed, directly or indirectly, to Exploreco;

"**Exploreco Conveyance Agreement**" means the agreement to be entered into between the Partnership and Exploreco effecting the sale by Vermilion to Exploreco of the Exploration Assets;

"**Exploreco NAV**" means $32,475,639 being the net asset value placed on the Exploration Assets as determined with reference to the GLJ Supplemental Exploreco Report, the Seaton–Jordan Report and the Exploreco Seismic Report;

"**Exploreco Principal Amount**" means the quotient obtained upon dividing the Exploreco NAV by the total number of Interim Notes issuable by Acquisitionco to Securityholders pursuant to the Plan;

"**Exploreco Private Placement Units**" means units of Exploreco, each consisting of one Exploreco Share and three performance incentive rights to purchase Exploreco Shares at a price of $1.70 per share;

"**Exploreco Seismic Report**" means the report of Boyd Exploration Consultants Ltd. in respect of the seismic data which forms a part of the Exploration Assets and dated December 6, 2002;

"**Exploreco Share Consideration**" means the consideration in the form of Interim Notes to be received by Securityholders pursuant to the Plan and which will be subsequently exchanged for Exploreco Shares pursuant to the Plan;

"**Exploreco Share NAV**" means the Exploreco NAV divided by the total number of Exploreco Shares outstanding after giving effect to the Arrangement but prior to giving effect to the Initial Private Placement;

"**Exploreco Shares**" means the common shares in the capital of Exploreco;

"**Exploreco Stock Option Plan**" means the stock option plan of Exploreco to be approved at the Meeting, a copy of which is attached as Appendix L to this Information Circular;

"**Fairness Opinion**" means the opinion of TD Securities Inc. dated December 17, 2002, a copy of which is attached as Appendix G to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**First Pre-Closing Amalgamation**" means the amalgamation to occur on January 1, 2003 of Vermilion with its wholly-owned subsidiary, 973675 Alberta Ltd.;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"**GLJ Report**" means the independent engineering evaluation of Vermilion's oil, NGL and natural gas interests prepared by GLJ dated December 10, 2002 and effective October 1, 2002;

"**GLJ Exploreco Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by Exploreco prepared by GLJ dated December 5, 2002 and effective October 1, 2002;

"GLJ Supplemental Exploreco Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by Exploreco prepared by GLJ dated December 10, 2002 and effective as of January 1, 2003 ;

"GLJ Trust Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by Amalgamationco prepared by GLJ dated December 10, 2002 and effective October 1, 2002;

"Holder" means a registered holder of Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Securities duly endorsed for transfer to such person;

"Income Tax Act" or **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Information Circular" means this information circular and proxy statement dated December 17, 2002, together with all appendices hereto, distributed by Vermilion in connection with the Meeting;

"Initial Private Placement" means the proposed sale by private placement of up to 1,176,471 Exploreco Private Placement Units upon completion of the Arrangement, on such terms as may be determined by the board of directors of Exploreco;

"Insolvency Event" means the institution by Amalgamationco of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Amalgamationco to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Amalgamationco to contest in good faith any such proceedings commenced in respect of Amalgamationco within fifteen (15) days of becoming aware thereof, or the consent by Amalgamationco to the filing of any such petition or to the appointment of a receiver, or the making by Amalgamationco of a general assignment for the benefit of creditors, or the admission in writing by Amalgamationco of its inability to pay its debts generally as they become due, or Amalgamationco not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

"Interim Notes" means the unsecured, non-interest bearing, demand promissory notes issuable by Acquisitionco as Exploreco Share Consideration, in an amount per note equal to the Exploreco Principal Amount;

"Interim Order" means the order of the Court dated December 17, 2002 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Vermilion and Acquisitionco therefor, a copy of which order is attached as Appendix B to this Information Circular;

"Letter of Transmittal and Election Form" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which each Shareholder is required to deliver certificates representing Common Shares, and each Shareholder (other than a Non-Resident or Tax-Exempt Shareholder) may elect to receive on completion of the Arrangement, in addition to Exploreco Share Consideration, Trust Unit Consideration or Exchangeable Share Consideration, or a combination thereof, for its Common Shares;

"Managed Entity" means any corporation, trust or other entity directly or indirectly owned by the Trust or Amalgamationco, and includes, without limitation, each of the Trust and Amalgamationco;

"Market Redemption Price" means the price per Trust Unit equal to the lesser of (a) 90% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period immediately after the date on which the Trust Units were tendered to the Trust for redemption; and (b) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the special meeting of Shareholders and Optionholders to be held on January 15, 2003 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and other matters as further described in the Information Circular;

"**Non-Resident**" means (a) a Person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notes**" means the unsecured, subordinated notes issuable by Acquisitionco under the Arrangement in an amount per note determined as of the Effective Date being equal to the greater of: (a) $11.05, and (b) the amount by which the Weighted Average Trading Price exceeds the Exploreco Principal Amount, and having substantially the terms summarized in Exhibit A to the Plan;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Vermilion, Exploreco and Acquisitionco to the Court for the Final Order which accompanies this Information Circular;

"**Optionholders**" means the holders of Options;

"**Options**" means all outstanding options to purchase Common Shares, whether or not vested, pursuant to Vermilion's existing stock option plan or otherwise;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders and the holders of the Special Voting Rights by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders and the holders of the Special Voting Rights present in person or represented by proxy at the meeting;

"**Partnership**" means Vermilion Resources, the partners of which following the Second Pre-Closing Amalgamation, will be Vermilion and its wholly-owned subsidiary, 764031 Alberta Ltd.;

"**Permitted Investments**" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" means the plan of arrangement attached as Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Pro Rata Share**" of any particular amount in respect of a Unitholders at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholders at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"**Record Date**" means the close of business on December 9, 2002;

"**Redemption Notes**" means the promissory notes issuable by Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix I to this Information Circular;

"**Registrar**" means the Registrar of Corporations or a Deputy Registrar of Corporations duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Royalty**" means the royalty granted under the Royalty Agreement commencing February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"**Royalty Agreement**" means the royalty agreement to be entered into between the Partnership and the Trust dated the Effective Date providing for the creation of the Royalty;

"**Seaton-Jordan Report**" means the independent land evaluation of certain of Vermilion's undeveloped lands in Canada prepared by Seaton-Jordan & Associates Ltd. ("Seaton-Jordan") effective October 1, 2002;

"**Second Pre-Closing Amalgamation**" means the amalgamation to occur on the business day immediately prior to the Effective Date of Vermilion with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc., and 962134 Alberta Ltd.;

"**Securities**" means the Common Shares and the Options;

"**Securityholders**" means the Shareholders and Optionholders;

"**Shareholder Rights Plan**" means the shareholder rights plan adopted by Vermilion pursuant to the Shareholder Rights Plan Agreement between Vermilion and Montreal Trust Company of Canada dated April 1, 1999;

"**Shareholders**" means the holders of Common Shares;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 ⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Right who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Right;

"**Special Voting Right**" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Support Agreement**" means the support agreement to be entered into between the Trust and Acquisitionco on the Effective Date substantially in the form attached as Appendix E to this Information Circular:

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the Tax Act;

"**Temporary Services Agreement**" means the agreement to be entered into on the Effective Date between Exploreco and Amalgamationco, pursuant to which Amalgamationco will provide certain services to Exploreco;

"**Trust**" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the trust indenture dated as of December 16, 2002 between Computershare Trust Company of Canada and Vermilion;

"**Trust Unit**" or "**Unit**" means a unit of the Trust issued by the Trust;

"**Trust Unit Consideration**" means the consideration in the form of Notes to be received by a holder of Options and, upon election, a holder of Common Shares, pursuant to the Plan, and which will be subsequently exchanged for Trust Units pursuant to the Plan;

"**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"**Unit Rights Incentive Plan**" means the Unit Rights Incentive Plan of the Trust to be approved at the Meeting, a copy of which is attached as Appendix M to this Information Circular;

"**Unitholder Rights Plan**" means the trust unitholder rights plan to be adopted by the Trust pursuant to the Unitholders Rights Plan Agreement, and to become effective at the Effective Time as the final step in the Arrangement;

"**Unitholder Rights Plan Agreement**" means the trust unitholder rights plan agreement to be entered into between the Trust and Computershare Trust Company of Canada to establish the Unitholder Rights Plan;

"**Unitholders**" means holders from time to time of the Trust Units;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Shareholder**" means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

"**Vermilion**" means Vermilion Resources Ltd. and the amalgamated corporation following each of the First Pre-Closing Amalgamation and the Second Pre-Closing Amalgamation;

"**Vermilion Barbados**" means Vermilion (Barbados) Ltd., a Subsidiary of Vermilion;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Voting and Exchange Agreement Trustee**" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**$000s**" means thousands of dollars;

"**1933 Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

Conventions

Certain terms used herein are defined in the "Glossary". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids		*Natural Gas*	
Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Bcf	billion cubic feet
Bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	Mmcf/d	million cubic feet per day
GJ	Gigajoule	MMBTU	million British Thermal Units
GJ/d	gigajoule per day		

Other

AECO-C	Intra-Alberta Nova Inventory Transfer Price (NIT net price)
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/D	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
WTI	West Texas intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
MW/h	Megawatts per hour

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Grand Lecture Theatre, Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on January 15, 2003, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (a) to consider and vote upon the Arrangement; (b) to approve the Initial Private Placement; (c) to approve the Exploreco Stock Option Plan; (d) to obtain advance approval of future issuances of Exploreco Shares; (e) to approve the Unit Rights Incentive Plan; and (f) to approve the Employee Bonus Plan. See "The Arrangement" and "Other Matters to be Brought Before the Meeting".

The Arrangement

The Arrangement has two components. Coincident with the Arrangement becoming effective, a portion of Vermilion's existing production and exploration assets will be transferred, directly or indirectly, to Exploreco. Through Exploreco, Securityholders will be able to participate in a junior oil and gas exploration and development entity focused on high levels of growth through reinvestment of cash flows. The balance of Vermilion's assets, consisting primarily of mature, long life, low decline properties, will be converted through the Arrangement into an energy trust. Through the Trust, Securityholders will enjoy regular distributions of cash from the Trust on the cash flows produced by Vermilion's mature assets. The Trust will be managed by an experienced group of executives. The board of directors believes the conversion of Vermilion's mature assets to an energy trust, with the potential for Securityholders to continue to enjoy significant capital appreciation through their shareholdings in Exploreco, will maximize value for Securityholders and represents the best alternative to enhance the value of Vermilion and its assets over time.

In conjunction with the Arrangement, Vermilion has entered into an agreement with Aventura whereby Vermilion has agreed, subject to certain conditions, to a transaction with Aventura which involves the Trinidad growth assets of Vermilion moving entirely to Aventura. Pursuant to the agreement, Vermilion and Aventura have agreed to complete the following transactions (the "Aventura Transactions"):

(a) Aventura will acquire all of the outstanding common shares of Vermilion Barbados from Vermilion for consideration consisting of an aggregate of 210,147,700 Aventura Shares, at a price of $0.35 per Aventura Share, for aggregate consideration of $73,551,695, as may be adjusted in certain events. In addition through its acquisition of Vermilion Barbados, Aventura will acquire cash aggregating $5,000,000 less any costs incurred by Vermilion Barbados on behalf of Aventura prior to the completion of the Aventura Transactions; and

(b) Vermilion will acquire from Aventura a 25% gross overriding royalty currently held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6,312,000, subject to adjustment in certain events.

Upon completion of the Aventura Transactions, Aventura's primary asset will be a 65% operated interest in a gas/condensate reservoir located in the Central Block in Trinidad and Vermilion will own 320,804,084 Aventura Shares representing 72.3% of the issued and outstanding Aventura Shares and the gross overriding royalty on the Bottrel property. In the event the Aventura Transactions are completed, Vermilion will continue supplying various services to Aventura, including land personnel, technical support, administrative and marketing services. See Appendix J, "Information Concerning Amalgamationco – Narrative Description of the Business – Trinidad".

Completion of the Aventura Transactions is subject to the approval of the shareholders of Aventura at a meeting to be held on January 8, 2003 and certain regulatory approvals, including the approval of the TSX Venture Exchange. Assuming all approvals are obtained, it is contemplated that the Aventura Transactions will be completed immediately following the completion of the Arrangement. In the event the Aventura Transactions are not completed, Vermilion will continue to own its working interests in the Trinidad Central Block and its current shareholdings in Aventura and, assuming the receipt of all required approvals, the Arrangement will still be completed.

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Shareholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

(b) Vermilion shall sell the Exploration Assets to Exploreco in accordance with the Exploreco Conveyance Agreement pursuant to which Exploreco shall issue to Vermilion, as consideration for the Exploration Assets, such number of Exploreco Shares which, when added to Exploreco's then issued and outstanding shares, shall be equal to the total number of Exploreco Shares to be exchanged for Interim Notes as provided for in the Plan;

(c) each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) shall be exchanged with Acquisitionco, for:

  (i) Exploreco Share Consideration on the basis of one Interim Note for each Common Share held; and

  (ii) in accordance with the election or deemed election of the holder of such Common Share and subject to the Plan:

    (A) Trust Unit Consideration on the basis of one Note for each Common Share held;

    (B) Exchangeable Share Consideration on the basis of one Exchangeable Share for each Common Share held; or

    (C) a combination of Trust Unit Consideration and Exchangeable Share Consideration;

(d) each Option (other than Options held by Dissenting Optionholders) shall:

  (i) be amended to remove any restrictions on transferability;

  (ii) be amended to vest in its entirety; and

  (iii) subject to adjustment under the terms of the Plan, be exchanged with Acquisitionco for consideration equal to the greater in value of:

    (A) $0.05 for each Common Share subject to issuance pursuant to an Option; or

    (B) (1) Trust Unit Consideration equal to the number of Notes which is the quotient obtained upon dividing the Exercise Price Differential of the Option by the Weighted Average Trading Price (the "Quotient"); and

      (2) Exploreco Share Consideration equal to the same number of Interim Notes as the Quotient;

(e) each Option acquired by Acquisitionco for the consideration described in d(iii)(A) above shall be cancelled and each Option acquired by Acquisitionco for the consideration described in d(iii)(B)

above shall be exchanged with Vermilion for that number of Common Shares equal to the Quotient, rounded down to the next lowest whole number of Common Shares and the Option shall thereupon be cancelled;

(f) each Note shall be exchanged with the Trust for one Trust Unit;

(g) Vermilion and Acquisitionco, shall be amalgamated and continue as one corporation;

(h) the Interim Notes shall be redeemed by Amalgamationco in exchange for Exploreco Shares on the basis of three Interim Notes for each Exploreco Share; and

(i) the Unitholder Rights Plan shall become effective.

A maximum of 6,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. No Exchangeable Shares will be issued to Non-Residents or Tax-Exempt Shareholders.

Following these exchanges, Securityholders will own all of the issued and outstanding common shares of Exploreco and all of the issued and outstanding Trust Units. The Trust will own all of the issued and outstanding common shares of Amalgamationco. Upon the completion of the Arrangement, an aggregate of approximately 19,100,000 Exploreco Shares and 51,300,000 Trust Units will be issued and outstanding, assuming that no Securityholders exercise their right of dissent and 6,000,000 Exchangeable Shares are issued pursuant to the Arrangement. The actual number of Trust Units issuable pursuant to the Arrangement will depend on the number of Exchangeable Shares eligible Shareholders elect to receive, the number of Common Shares and Options outstanding as of the Effective Date, and the Weighted Average Trading Price. See "The Arrangement - Effect of the Arrangement".

Upon completion of the Arrangement, the Trust will be the holder of all of the issued and outstanding Notes of Amalgamationco.

Shareholders, other than Non-Residents or Tax-Exempt Shareholders, will be entitled to make an election to receive, on completion of the Arrangement, in addition to Exploreco Shares, either Trust Units or Exchangeable Shares, or a combination thereof, in consideration for their Common Shares. **Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form on or before 4:30 p.m. (local time) on or before the last business day prior to the Meeting or any adjournment thereof, or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive, in addition to the Exploreco Share Consideration, only Trust Unit Consideration for their Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular.** See "The Arrangement - Elections under the Arrangement Exchangeable Share Election".

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by Amalgamationco and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, ensure that Vermilion's existing assets are maintained at a level that ensures ongoing cash flow is sustained, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. See Appendix H, "Information Concerning Exploreco - Risk Factors", Appendix I, "Information Concerning the Trust - Risk Factors", Appendix J, "Information Concerning Amalgamationco - Risk Factors" and Appendix K, "Information Concerning Vermilion Resources Ltd. - Risk Factors". The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, maintaining prudent leverage.

The Trust will make cash distributions to holders of Trust Units from the interest income received from Amalgamationco and from royalties received under the Royalty Agreement, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of Amalgamationco, receive distributions in respect of prepayments of principal on the Notes made by Amalgamationco to the Trust before the maturity of the

Notes, and in respect of dividends on the common shares of Amalgamationco. See "The Arrangement – Effect of the Arrangement".

Holders of Exchangeable Shares will not receive cash Distributions from the Trust. Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution. Holders of Exchangeable Shares may receive dividends from Amalgamationco, in which case the number of Trust Units into which an Exchangeable Share is exchanged will be reduced. See "The Arrangement – Exchangeable Share Election" and Appendix J "Information Concerning Amalgamationco – Exchangeable Shares".

Background to and Reasons for the Arrangement

The board of directors and management of Vermilion regularly assess various areas of performance of Vermilion. This assessment encompasses many aspects, including the consistent growth of production and reserves on a per share basis through acquisition and drilling, and performance indicators such as operating costs, operating netbacks, finding and development costs, return on equity and recycle ratios, the strengths and weakness of management and employees, merger potential, market factors, availability of equity and debt financing and peer group comparisons as well as general opportunities both domestically and internationally.

This continuous assessment of both internal and external factors and the implementation and execution of the strategies which evolved from these assessments have assisted Vermilion in growing from a company with no production and one employee in 1994 to a profitable domestic and international oil and gas company with production of over 26,500 Bbls/d and over 165 employees, with significant assets in Canada, France and Trinidad.

Vermilion's success can be attributed to its ability to apply the components that are necessary to fuel profitable growth by fully utilizing the skills of its management and employees as well as by understanding and reacting appropriately to market conditions. A major component of Vermilion's success has been its ability to acquire and develop assets and to expand and fully exploit these assets in core areas through the application of sound technical principles. Vermilion's corporate strategy involved the application of an acquisition-based strategy followed by exploitation and development drilling initiatives. Vermilion's France and Chip Lake areas represent strong examples of successful implementation of this corporate strategy. Initial production of 3,500 BOE/D and 600 BOE/D was acquired in the France and Chip Lake regions in 1996 and 1997, respectively. Subsequent development activity and acquisitions have resulted in current production levels of 6,300 BOE/D and 8,000 BOE/D for France and Chip Lake, respectively.

In 2000 and 2001 a large number of companies similar in size to Vermilion were acquired or merged thus reducing the number of oil and gas producers in Vermilion's peer group. Prior to and during this period, oil and gas royalty trusts became increasingly popular. Along with start-up companies with proven management teams, income and royalty trusts have attracted significant amounts of capital. These investment vehicles, together with other market factors, resulted in investors seeking opportunities to invest in either very high growth vehicles or vehicles which would provide an income stream and thereby reduce perceived risk. Consequently, these investors demonstrated less interest in companies such as Vermilion thus creating new market dynamics. The higher relative valuations of these vehicles above other oil and gas producers, along with slowing growth in Vermilion led to the board's decision to review its business plan.

Vermilion has for several years had a long-term business plan which was being implemented by management. The board of director's assessment of performance in relation to the business plan was conducted on a regular basis and alternatives to the business plan were routinely reviewed and certain alternatives which were not appropriate at a particular time of Vermilion's growth were regularly revisited in light of changing market dynamics and circumstances.

In the late summer of 2002, preparations were underway for the annual strategic planning sessions involving the management and employees of Vermilion on one level and the board at another.

The concept of splitting Vermilion into two entities, one being a trust and the other, an oil and gas exploration company, had been reviewed in the past and was reviewed once again at the board's annual planning session as one alternative to the status quo in the course of Vermilion's long-term planning. Although the board believed that Vermilion could continue to successfully grow in accordance with the five year business plan, the merits of a reorganization into a trust and an oil and gas exploration company were reviewed in detail in mid-October of 2002. In conjunction with the contemplated reorganization, the concept of moving Vermilion's Trinidad interest into Aventura was also reviewed as it was felt that a single entity containing all of the Trinidad assets would be more efficient and attain greater acceptance and recognition by the marketplace with the Trust holding, indirectly, the majority of the shares.

After an extensive review of current market conditions, trading levels of what would be comparable oil and gas trusts, Vermilion's business prospects, the suitability of Vermilion's assets for an oil and gas trust structure, and Vermilion's requirements for future equity capital to fund its growth, as well as many other factors, the board of directors concluded that the best alternative available for maximizing shareholder value would be the recommendation to divide Vermilion into an oil and gas trust and an exploration company and move all of the Trinidad assets to Aventura.

The board of directors based its decision on the reasoned expectations that shareholder value could be created and delivered at a higher rate, in a more sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go-forward basis or through the sale or merger of Vermilion. The reorganization of Vermilion's assets into mature producing and growth components was viewed as providing better alignment of the potential growth in the assets with investors' expectations, and with that realignment, the shares of the three separate entities (the Trust, Exploreco and Aventura) should, over time, be expected to be valued significantly better than the shares of Vermilion on a stand alone basis. The board also determined that a reorganization would afford all shareholders greater flexibility in choosing to participate in the future potential of the Trust, Exploreco or the combined future potential of the ongoing entities. In addition, the board felt that the Trust could be efficiently and successfully operated by a team of seasoned professionals with a proven track record of delivering on asset management, acquisition, exploitation and financial management objectives which were the fundamentals for the largest component of Vermilion's success.

It was also felt that each of Exploreco and Aventura would have excellent growth prospects and access to capital on a stand-alone basis and enable Shareholders to participate in pure play scenarios.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- the Trust will operate on the same fundamentals that contributed to Vermilion's success - the technical exploitation of assets;
- many Securityholders and future Unitholders are, or will become, "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and as a result can retain the full amount of distributions on a tax-deferred basis;
- acquisitions of assets and businesses and the expansion of the Trust will be facilitated as a result of its tax efficient structure as it would be dealing on a competitive basis with other trusts;
- cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures to allow for the expansion of the business of the Trust; and
- the reorganized structure is anticipated to provide greater access to capital to fund the growth of the businesses of the Trust and Exploreco which should provide, in the aggregate, a more active and liquid market for the Trust Units and the Exploreco Shares than exists for Vermilion's Common Shares.

The decision to bring the reorganization forward to the Securityholders was taken after much analysis, review and deliberation. The board of directors of Vermilion believes that Vermilion Energy Trust will differentiate itself from other trusts in its operational and development approach. Vermilion Energy Trust will have a seasoned management team with a successful operational track record and a very large and prospective land base in Canada and internationally which will provide growth and development opportunities from its existing assets. Further, the potential value of Aventura to Unitholders was an important consideration for the board as it believes Aventura will become more significant as a world class development opportunity. In addition, Exploreco, with its management team and extensive land position, also has the potential to provide significant returns to its shareholders.

See "The Arrangement – Background to and Reasons for the Arrangement".

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Shareholders and Optionholders, each voting separately as a class, either in person or by proxy, at the Meeting. See "General Proxy Matters - Solicitation of Proxies - Voting of Proxies – Procedure and Votes Required".

Fairness Opinion

The board of directors has retained TD Securities Inc. to address the fairness, from a financial point of view, of the Arrangement to Securityholders. In connection with this mandate, TD Securities Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in TD Securities Inc.'s opinion, as of December 17, 2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Securityholders.

The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement-Fairness Opinion" and Appendix G, "Fairness Opinion".

Recommendation of the Board of Directors

The board of directors has unanimously concluded that the Arrangement is in the best interests of Vermilion and the Securityholders and recommends Securityholders vote in favour of the Arrangement Resolution.

The management of Vermilion understands that each of the directors and officers of Vermilion presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "The Arrangement - Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on January 15, 2003 at 1:30 p.m. at the Court House, 611, 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Exploreco

Exploreco was incorporated under the ABCA for the purposes of participating in the Arrangement. Through Exploreco, following completion of the Arrangement, Securityholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows and the issuance of additional equity. As part of the Arrangement, the Exploration Assets will be transferred to Exploreco and the Exploreco Shares will be distributed to Securityholders. Exploreco will acquire certain employees of Vermilion along with the Exploration Assets. See Appendix H, "Information Concerning Exploreco".

Immediately following the completion of the Arrangement, all of the Exploreco Shares will be owned by the Securityholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to authorize the Initial Private Placement of Exploreco Private Placement Units. See "Other Matters to be Brought Before the Meeting - Approval of Initial Private Placement".

Acquisitionco

Acquisitionco is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Exchangeable Shares, the Notes and the Interim Notes required to implement the Arrangement.

The Trust owns all of the issued and outstanding common shares in the capital of Acquisitionco. As part of the Arrangement, Acquisitionco will amalgamate with Vermilion to form Amalgamationco. See Appendix J, "Information Concerning Amalgamationco".

Amalgamationco

Amalgamationco will be the corporation resulting from the amalgamation of Vermilion and Acquisitionco. After the Arrangement, the Trust will own all of the issued and outstanding common shares of Amalgamationco, all of the Notes issued by Acquisitionco pursuant to the Arrangement. Amalgamationco will own, directly or indirectly, all of Vermilion's existing assets, other than the Exploration Assets conveyed to Exploreco, which will be transferred to Exploreco coincident with the completion of the Arrangement, and certain Trinidad assets which will be transferred to Aventura. See Appendix J "Information concerning Amalgamationco" and "The Arrangement – Transactions with Aventura Energy Inc.".

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust was established for the purposes of investing in the securities of Acquisitionco, Amalgamationco or any other Subsidiary of the Trust and acquiring royalties in respect of Canadian resource properties as defined in the Tax Act. After the Effective Date, the Trust will be a party to the Royalty Agreement.

The Unitholders will be the sole beneficiaries of the Trust.

The Trust will permit individual Unitholders to participate in the cash flow from Amalgamationco's business to the extent such cash flow is distributed by the Trust. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trust will be managed by the management of Amalgamationco. See Appendix I, "Information Concerning the Trust" and Appendix J, "Information Concerning Amalgamationco".

Additional Matters to be Brought Before the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass certain resolutions in addition to the Arrangement Resolution relating to certain matters pertaining to Exploreco and the Trust. Under the terms of the Interim Order, votes cast by Shareholders at the Meeting will be deemed to be votes cast by: (a) holders of Exploreco Shares at a meeting of holders of Exploreco Shares as it relates to the sections "Approval of the Initial Private Placement", "Approval of Exploreco Stock Option Plan" and "Advance Shareholder Approval of Issuances of Common Shares of Exploreco"; and (b) Unitholders at a meeting of Unitholders as it relates to the sections "Approval of the Unit Rights Incentive Plan" and "Approval of the Amalgamationco Employee Bonus Plan". See "Other Matters to be Brought Before the Meeting".

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Exploreco Shares and the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. Conditional approval has been obtained from the TSX for the listing of the Trust Units, and the requirements of the TSX for such listing are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Exploreco has applied to list the Exploreco Shares on the TSX, and such listing will be subject to Exploreco meeting the minimum listing requirements of the TSX. Vermilion and Exploreco believe that Exploreco will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained. See "The Arrangement – Procedure for the Arrangement to Become Effective". Listing will be subject to Exploreco, the Trust and Amalgamationco, as the case may be, fulfilling all of the requirements of the TSX. The Exchangeable Shares will not be listed on any stock exchange. See "The Arrangement - Stock Exchange Listings".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a net capital gain (or a net capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the Exploreco Shares and Trust Units received on completion of the Arrangement) exceed (or are less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by acquiring Exchangeable Shares rather than Trust Units and making a special election under section 85 of the Tax Act. Non-resident Shareholders whose Common Shares are not taxable Canadian property generally will not be subject to tax under the Tax Act in respect of these transactions.

Unitholders who are resident in Canada will generally be required to include in their income their proportionate share of income of the Trust, to the extent the income is made payable to them. Any amount paid to Unitholders in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof. Non-resident Unitholders will generally be subject to Canadian withholding tax on the portion of the Trust income that is paid or credited to them.

The Trust Units and Exploreco Shares will generally be qualified investments for certain tax exempt plans and will not be foreign property.

The exchange of Options under the Arrangement will generally give rise to an employment benefit that will be required to be included in income.

The Information Circular contains a summary of the principal Canadian federal income tax considerations in respect of the Arrangement for residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units and Exploreco Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units and Exploreco Shares.

Selected Pro Forma Financial and Operational Information for Exploreco

The following is a summary of selected financial and operational information for the oil and natural gas assets to be owned, directly and indirectly, by Exploreco following the completion of the Arrangement, for the periods indicated. The financial information is based on, and should be read in conjunction with, the pro forma financial statements of Exploreco. See Appendix "H", Information Concerning Exploreco".

$000s	Nine Months Ended September 30, 2002 (unaudited)	Year Ended December 31, 2001
Net oil and gas sales	$ 10,894	$ 2,854
Royalties, net of ARTC	3,589	831
Operating costs	995	176
Net operating revenue	$ 6,310	$ 1,847
Net Earnings	$ 246	$ 47

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
Average Daily Production (3)		
Crude oil and NGL (Bbls/d)	360	41
Natural gas (Mmcf/d)	8.27	1.33
Oil equivalent (BOE/D @ 6:1)	1,739	262

	As at January 1, 2003		As at October 1, 2002	
	Gross (1)	Net (2)	Gross (1)	Net (2)
Proved Reserves(4)				
Oil & NGL (Mbbls)	207	138	240	158
Natural gas (MMcf)	4,375	2,971	5,072	3,413
Oil equivalent (MBOE @ 6:1)	936	633	1,085	727
Proved and Risked Probable Reserves(4)				
Oil & NGL (Mbbls)	245	163	278	184
Natural gas (MMcf)	5,170	3,533	5,870	3,975
Oil equivalent (MBOE @ 6:1)	1,106	752	1,256	846
Undeveloped Land Holdings (acres) (as at October 1, 2002)			301,234(5)	268,138(6)

Notes:

(1) "Gross" production refers to the total amount of production in which Exploreco has an interest, directly or indirectly, before deduction of any royalties. "Gross" reserves are defined as the total remaining recoverable reserves owned by Exploreco, directly or indirectly, before deductions of any royalties.

(2) "Net" reserves are defined as those reserves accruing to Exploreco, directly or indirectly, after Crown and freehold royalties have been deducted.

(3) Average daily gross production for the oil and natural gas assets owned, directly and indirectly, by Exploreco.

(4) Reserve information as at January 1, 2003 is from the GLJ Supplemental Exploreco Report and, as at October 1, 2002, is from the GLJ Exploreco Report. All reserve information is based on escalated prices. Probable reserves have been reduced by 50% to account for the risk of recovery thereof.

(5) "Gross" undeveloped land holdings refers to the total acres in which Exploreco has an interest, directly or indirectly.

(6) "Net" undeveloped land holdings refers to the total acres in which Exploreco has an interest, directly or indirectly, multiplied by the percentage working interest owned by Exploreco.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected financial and operational information for the oil and natural gas assets to be owned, directly or indirectly, by Amalgamationco following the completion of the Arrangement, for the periods indicated. The financial information is based on, and should be read in conjunction with, the pro forma financial statements of the Trust. See Appendix J, "Information Concerning Amalgamationco" and Appendix I, "Information Concerning the Trust".

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
($000s)	(unaudited)	
Net oil and gas sales	$ 193,292	$ 272,045
Royalties, net of ARTC	39,435	62,913
Operating Costs	29,177	33,037
Net operating revenue	$ 124,680	$ 176,095
Net Earnings	$ 25,867	$ 63,782

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
Average Daily Production [3]		
Crude oil and NGL (Bbls/d)	13,188	13,275
Natural Gas (Mcf/d)	62,740	52,900
Oil equivalent (BOE/D @ 6:1)	23,644	22,092

	Gross [1]	Net[2]
Proved Reserves (as at October 1, 2002) [4]		
Oil & NGL (Mbbls)	52,941	43,907
Natural gas (Mmcf)	267,607	219,004
Oil equivalent (MBOE @ 6:1)	97,542	80,408
Proved and Risked Probable Reserves (as at October 1, 2002) [4]		
Oil & NGL (Mbbls)	69,403	57,826
Natural gas (Mmcf)	470,019	393,885
Oil equivalent (MBOE @ 6:1)	147,740	123,474
Undeveloped Land Holdings (acres) (as at October 1, 2002)	1,994,373[5]	1,155,078[6]

Notes:

(1) "Gross" production refers to the total amount of production in which Amalgamationco has an interest, directly or indirectly, before deduction of any royalties. "Gross" reserves are defined as the total remaining recoverable reserves owned by Amalgamationco, directly or indirectly, before deduction of any royalties.

(2) "Net" reserves are defined as those reserves accruing to Amalgamationco after Crown, directly or indirectly, and freehold royalties have been deducted.

(3) Average daily production for the oil and natural gas assets owned, directly and indirectly, by Amalgamationco.

(4) Reserve information taken from the GLJ Trust Report is at October 1, 2002 based on escalated prices. Probable reserve have been reduced by 50% to account for the risk of recovery thereof. The reserve information represents all of the Trinidad reserves held by Aventura and Amalgamationco. Amalgamationco will hold a 72.3% interest in these reserves upon completion of the Arrangement by virtue of its ownership interest in Aventura, assuming completion of the Aventura Transaction. See "The Arrangement - Transactions with Aventura Energy Inc."

(5) "Gross" undeveloped land holdings refers to the total acres in which Amalgamationco has an interest, directly or indirectly.

(7) "Net" undeveloped land holdings refers to the total acres in which Amalgamationco has an interest, directly or indirectly, multiplied by the percentage working interest owned by Amalgamationco.

Pro Forma Distributable Cash

The following is a summary of selected pro forma financial information for the oil and natural gas assets owned, directly or indirectly, by the Trust following the completion of the Arrangement, for the period indicated. See Appendix I, "Information Concerning the Trust" and Appendix J, "Information Concerning Amalgamationco".

Management of the Trust and Vermilion have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the nine month period ended September 30, 2002. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 98.6% of Vermilion's oil and natural gas producing properties (based on established reserves excluding the Trinidad properties) and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Vermilion and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

	Pro Forma Nine Months Ended September 30, 2002 [(2)] (000's, unaudited)
Cash from Operations	$110,782
Deduct:	
Reclamation fund contributions	($1,386)
Provision for capital expenditures	($16,617)
Distributable Cash [(1)]	$92,779
Distributable Cash per Unit or Exchangeable Share for the period[(3)]	$1.62
Weighted average number of Total Trust Units[(4)]	57,200

Notes:

(1) Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) See Appendix J, "Information concerning Amalgamationco" for a more complete description of the assumptions and estimates associated with the pro forma information.

(3) Holders of Exchangeable Shares will not receive cash distributions from the Trust or Amalgamationco. Rather the Exchange Ratio will be adjusted to account for distributions paid to Unitholders. See "The Arrangement – Exchangeable Share Election" and Appendix J, "Information Concerning Amalgamationco – Exchangeable Shares".

(4) The weighted average number of Trust Units represents the weighted average number of Common Shares for the nine months ended September 30, 2002, with the addition of Options to be exchanged for Trust Units under the Arrangement. The actual number of Trust Units issued upon the exchange of Options under the Arrangement will depend on the Weighted Average Trading Price preceding the Effective Date. See Note 2j to the consolidated pro forma financial statements of the Trust contained in Appendix I.

Illustrative Distributable Cash

The following tables illustrate a range of possible amounts of Distributable Cash relating to Trust Units and Exchangeable Shares outstanding based on the pro forma Distributable Cash for the nine months ended September 30, 2002. The ranges of possible amounts of Distributable Cash are based on varying field prices for oil and natural gas. For this analysis, the production volumes, royalty rates, other income, operating expenses, expenses

associated with the Temporary Services Agreement, general and administrative expenses, large corporation taxes, cash taxes, reclamation fund contributions, and capital expenditures have been held constant to the levels shown in the pro forma information for September 30, 2002. This analysis is also based on the assumption that Amalgamationco will distribute its cash available for distribution, as it relates to the Trust Units outstanding, to the Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the Royalty Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 57,200,000 Trust Units outstanding (which number includes all Exchangeable Shares anticipated to be outstanding following the completion of the Arrangement).

The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2002 is on a pro forma basis only.

Illustrative Distributable Cash for the Nine Months Ended September 30, 2002 ($000)

Oil Price	Natural Gas field Price ($/Mcf)							
$Cdn/Bbl	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$5.50
30.00	70,746	73,921	77,096	80,271	83,446	86,620	89,796	92,971
32.50	73,888	77,062	80,237	83,412	86,588	89,763	92,937	96,112
35.00	77,001	80,175	83,351	86,525	89,700	92,875	96,050	99,225
37.50	80,113	83,288	86,463	89,638	92,813	95,988	99,163	102,337
40.00	83,227	86,401	89,576	92,751	95,926	99,101	102,276	105,452
42.50	86,339	89,514	92,689	95,863	99,039	102,213	105,388	108,563

Illustrative Distributable Cash for the Nine Months Ended September 30, 2002 (per trust unit)

Oil Price	Natural Gas field Price ($/Mcf)							
$Cdn/Bbl	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$5.50
30.00	1.24	1.29	1.35	1.40	1.46	1.51	1.57	1.63
32.50	1.29	1.35	1.40	1.46	1.51	1.57	1.62	1.68
35.00	1.35	1.40	1.46	1.51	1.57	1.62	1.68	1.73
37.50	1.40	1.46	1.51	1.57	1.62	1.68	1.73	1.79
40.00	1.46	1.51	1.57	1.62	1.68	1.73	1.79	1.84
42.50	1.51	1.56	1.62	1.68	1.73	1.79	1.84	1.90

The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.

The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables. See Appendix J, "Information Concerning Amalgamationco - Illustrative Distributable Cash".

THE ARRANGEMENT

Background to and Reasons for the Arrangement

The board of directors and management of Vermilion regularly assess various areas of performance of Vermilion. This assessment encompasses many aspects, including the consistent growth of production and reserves on a per share basis through acquisition and drilling, and performance indicators such as operating costs, operating netbacks, finding and development costs, return on equity, recycle ratios, the strengths and weakness of management and employees, merger potential, market factors, availability of equity and debt financings and peer group comparisons as well as general opportunities both domestically and internationally.

This continuous assessment of both internal and external factors and the implementation and execution of the strategies which evolved from these assessments have assisted Vermilion in growing from a company with no production and one employee in 1994 to a profitable domestic and international oil and gas company with production of over 26,500 Bbls/d and over 165 employees, with significant assets in Canada, France and Trinidad.

Vermilion's success can be attributed to its ability to apply the components that are necessary to fuel profitable growth by fully utilizing the skills of its management and employees as well as by understanding and reacting appropriately to market conditions. A major component of Vermilion's success has been its ability to acquire and develop assets and to expand and fully exploit these assets in core areas through the application of sound technical principles. Vermilion's corporate strategy involved the application of an acquisition-based strategy followed by exploitation and development drilling initiatives. Vermilion's France and Chip Lake areas represent strong examples of successful implementation of this corporate strategy. Initial production of 3,500 BOE/D and 600 BOE/D was acquired in the France and Chip Lake regions in 1996 and 1997, respectively. Subsequent development activity and acquisitions have resulted in current production levels of 6,300 BOE/D and 8,000 BOE/D for France and Chip Lake, respectively.

In 2000 and 2001 a large number of companies similar in size to Vermilion were acquired or merged thus reducing the number of oil and gas producers in Vermilion's peer group. Prior to and during this period, oil and gas royalty trusts became increasingly popular and along with start-up companies with proven management teams, income and royalty trusts have attracted significant amounts of capital. These investment vehicles, together with other market factors, resulted in investors seeking opportunities to invest in either very high growth vehicles or vehicles which would provide an income stream and thereby reduce perceived risk. Consequently, these investors demonstrated less interest in companies such as Vermilion thus creating new market dynamics. The higher relative valuations of these vehicles above other oil and gas producers, along with slowing growth of Vermilion, led to the board's decision to review its business plan.

Vermilion has for several years had a long-term business plan which was being implemented by management. The assessment by the board of directors of performance was conducted on a regular basis and alternatives to the business plan were routinely reviewed and certain alternatives which were not appropriate at a particular time of the Company's growth were regularly revisited in light of changing market dynamics and circumstances.

In the late summer of 2002, preparations were underway for the annual strategic planning sessions involving the management and employees of Vermilion on one level and the board at another.

The concept of splitting Vermilion into two entities, one being a trust and the other, an oil and gas exploration company, had been reviewed in the past and was reviewed once again at the board's annual planning session as one alternative to the status quo in the course of its long-term planning. Although the board believed that Vermilion could continue to successfully grow in accordance with the five year business plan, the merit of a reorganization into a trust and an oil and gas exploration company were reviewed in detail in mid-October of 2002. In conjunction with the contemplated reorganization, the concept of moving Vermilion's Trinidad interest into Aventura was also reviewed as it was felt that a single entity containing all of the Trinidad assets would be more efficient and attain greater acceptance and recognition by the marketplace with the Trust holding, indirectly, the majority of the shares.

After an extensive review of the current market conditions, trading levels of what would be comparable oil and gas trusts, Vermilion's business prospects, the suitability of Vermilion's assets for an oil and gas trust structure, and Vermilion's requirements for future equity capital to fund its growth, as well as many other factors, the board of directors concluded that the best alternative available for maximizing Shareholder value would be the recommendation to divide Vermilion into an oil and gas trust and an exploration company and move all of the Trinidad assets to Aventura.

The board of directors based its decision on the reasoned expectations that Shareholder value could be created and delivered at a higher rate, in a more sustainable and tax effective manner, and with less risk, than would have been possible in the existing entity on a go-forward basis or through the sale or merger of Vermilion. The reorganization of Vermilion's assets into mature producing and growth components was viewed as providing better alignment of the potential growth in the assets with investors' expectations, and with that realignment, the shares of the three separate entities should, over time, be expected to be valued significantly better than are the shares of Vermilion on a stand alone basis. The board also determined that a reorganization would afford all Shareholders greater flexibility in choosing to participate in the future potential of the Trust, Exploreco or the combined future potential of the ongoing entities. In addition, the board felt that the Trust could be efficiently and successfully operated by a team of seasoned professionals with a proven track record of delivering on asset management, acquisition, exploitation and financial management objectives which were the fundamentals for the largest component of Vermilion's success.

It was also felt that each of Exploreco and Aventura would have excellent growth prospects and access to capital on a stand-alone basis and enable Shareholders to participate in pure play scenarios.

The board of directors, in recommending the Arrangement, believes the Arrangement has the following advantages:

- the Trust will operate on the same fundamentals that contributed to Vermilion's success - the technical exploitation of assets;
- many Securityholders and future Unitholders are or will become "tax-exempt" financial institutions such as pension plans and individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and can retain the full amount of distributions on a tax-deferred basis;
- acquisitions of assets and businesses and the expansion of the Trust will be facilitated as a result of its tax efficient structure as it would be dealing on a competitive basis with other trusts;
- cash distributions to Unitholders are anticipated to provide an attractive return to Unitholders without impairing the ability of the Trust to sustain its existing assets and finance capital expenditures to allow for the expansion of the business of the Trust; and
- the reorganized structure is anticipated to provide greater access to capital to fund the growth of the business of the Trust and Exploreco which should provide, in the aggregate, a more active and liquid market for the Trust Units and the Exploreco Shares than exists for Vermilion's Common Shares.

The decision to bring the reorganization forward to the Securityholders was taken after much analysis, review and deliberation. The board of directors of Vermilion believes that Vermilion Energy Trust will differentiate itself from other trusts in its operational and development approach. Vermilion Energy Trust will have a seasoned management team with a successful operational track record and a very large and prospective land base in Canada and internationally which will provide growth and development opportunities from its existing assets. Further, the potential value of Aventura to Unitholders was an important consideration for the board as it believes Aventura will become more significant as a world class development opportunity. In addition, Exploreco, with its management team and extensive land position, also has the potential to provide significant returns to its shareholders.

Effect of the Arrangement

On December 16, 2002 there were 55,863,418 Common Shares outstanding. In addition, 4,115,869 Common Shares are issuable pursuant to currently outstanding Options.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for Exploreco Shares and either Trust Units or Exchangeable Shares, or a combination of Trust Units and Exchangeable Shares depending on the elections of such Shareholders. See "The Arrangement - Exchangeable Share Election". **Exchangeable Shares will not be issued to Non-Residents or Tax-Exempt Shareholders. Any such Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only Trust Units and Exploreco Shares on completion of the Arrangement.** In addition, Vermilion will have amalgamated with Acquisitionco to form Amalgamationco, all the common shares and Notes of which will be owned by the Trust. The Exchangeable Shares will be exchangeable for Trust Units in accordance with the Exchangeable Share Provisions. The maximum number of Exchangeable Shares that will be issued pursuant to the Arrangement is 6,000,000. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 6,000,000, such Shareholders will receive, on completion of the Arrangement, in addition to their Exploreco Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. No fractional Exploreco Shares will be issued under the Arrangement. In lieu of any fractional Exploreco Shares, each Shareholder otherwise entitled to a fractional interest in an Exploreco Share will receive the next highest whole number of Exploreco Shares. For details regarding the Exploreco Shares, see Appendix H, "Information Concerning Exploreco". For details regarding the Trust Units, see Appendix I, "Information Concerning the Trust". For details regarding the Exchangeable Shares, see Appendix D, "Exchangeable Share Provisions" and Appendix J, "Information Concerning Amalgamationco".

In connection with the Arrangement, each Option, other than Options held by Dissenting Optionholders, shall be amended to remove any restrictions on transferability, vest in its entirety and be exchanged with Acquisitionco for consideration equal to the greater in value of: (a) $0.05 per Common Share subject to an option; or (b) a number of Notes equal to the amount that is equal to the Exercise Price Differential divided by the Weighted Average Trading Price, and a like number of Interim Notes. Under the Arrangement, each Note will be exchanged for one Trust Unit and the Interim Notes shall be redeemed by Amalgamationco in exchange for Exploreco Shares on the basis of three Interim Notes for each Exploreco Share. No fractional Notes or fractional Interim Notes will be issued. Any fractional interest in Notes or Interim Notes will be satisfied with a cash payment (rounded to the nearest whole cent), without interest, equal to the product of (a) such fractional interest multiplied by (b) the Weighted Average Trading Price.

As a result of a Shareholder's Common Shares being exchanged for Exploreco Shares, Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix H, "Information Concerning Exploreco", Appendix I, "Information Concerning the Trust", Appendix J, "Information Concerning Amalgamationco" and Appendix K, "Information Concerning Vermilion".

Exploreco, which will be managed by certain members of the current management team of Vermilion, will pursue the same aggressive growth strategy previously employed by Vermilion. See Appendix H, "Information Concerning Exploreco - Directors and Officers" for information concerning the principal occupations, experience and qualifications of the directors and officers of Exploreco. Through their ownership of Exploreco Shares, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through reinvestment of cash flows and additional issuances of equity.

The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders, ensure that Vermilion's existing assets (not including those assets transferred to Exploreco coincident with the Arrangement becoming effective or which are sold to Aventura) are maintained to a level that ensures ongoing cash flow is sustained, and continue to expand the business through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholders. The senior management of Amalgamationco will manage the business of the Trust following the completion of the Arrangement. See Appendix J, "Information Concerning Amalgamationco - Directors and Officers" for information concerning the principal occupations and experience and qualifications of the directors and officers of Amalgamationco.

It is currently intended that the Trust will make monthly cash distributions to Unitholders from the interest income received from Amalgamationco and from income received under the Royalty Agreement, net of administrative expenses. In addition, Unitholders may, at the discretion of the board of directors of Amalgamationco, receive distributions in respect of prepayments of principal on the Notes made by Amalgamationco to the Trust before the maturity of the Notes and dividends on the common shares of Amalgamationco.

The following diagram illustrates the organizational structure of the Trust and Exploreco following the completion of the Arrangement.



Public Trust Unitholders(1) (former Shareholders and Optionholders)
Public Shareholders(1) (former Shareholders and Optionholders)
Cash Distributions
Clear Energy Inc. (Exploreco)
Vermilion Energy Trust(2)
cash flow(4)
investment(5)
cash flow(6)
Vermilion Resources Ltd. (Amalgamationco)(3)
Exchangeable Shareholders
95.32%
100%
100%
72.3%
764031 Alberta Ltd.
Vermilion REP S.A.
Aventura(7)
4.68%
Vermilion Resources (Partnership)

Notes:

(1) Upon completion of the Arrangement, but prior to the completion of the Initial Private Placement, former Shareholders and Optionholders will own 100% of the Trust and 100% of Exploreco.

(2) Upon completion of the Arrangement, the Trust will own 100% of the common shares and Notes of Amalgamationco.

(3) Following the completion of the Arrangement, Vermilion Resources Ltd. will be the resulting entity from the amalgamation of Vermilion and Acquisitionco. The amalgamation will occur pursuant to the Arrangement on the Effective Date.

(4) Cash flow represents payments made by Vermilion Resources Ltd. (Amalgamationco) to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid on the common shares of Amalgamationco.

(5) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Amalgamationco to enable Amalgamationco to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from Amalgamationco as well as any repayments of principal on the Notes in securities of Amalgamationco to enable Amalgamationco to make capital expenditures.

(6) Cash flow represents payments made by the Partnership under the Royalty Agreement.

(7) Completion of the transactions with Aventura is subject to the receipt of all regulatory approvals, including by the shareholders of Aventura at a meeting to be held January 8, 2003. In the event the transactions with Aventura are not completed, upon completion of the Arrangement, Vermilion Resources Ltd. (Amalgamationco) would continue to own the working interests in the Trinidad Central

Block and the common shares of Aventura currently held by Vermilion. See "The Arrangement – Transactions with Aventura Energy Inc."

For further information regarding Exploreco, the Trust and Amalgamationco, please refer to Appendix H, "Information Concerning Exploreco", Appendix I, "Information Concerning the Trust" and Appendix J, "Information Concerning Amalgamationco".

Management Arrangements

The Trust will not be managed by a third party manager. Following completion of the Arrangement, the Trust will be managed by the management of Amalgamationco. The Trustee, on behalf of the Trust, will enter into an administration agreement pursuant to which Amalgamationco will provide certain administrative services and facilities to the Trust. See also Appendix I "Information Concerning the Trust - Management of the Trust" and Appendix J, "Information Concerning Amalgamationco".

Amalgamationco and Exploreco will enter into the Temporary Services Agreement, pursuant to which Amalgamationco will provide general administrative, accounting, marketing, land and information technology services to Exploreco. Such an arrangement will be temporary and defined to specific services in order to facilitate the initial start-up of Exploreco. In consideration for such services, Exploreco will pay to Amalgamationco a fee of $15,000 per month for administrative services. The administrative services will be provided for a minimum three month period and may be extended by mutual consent of Amalgamationco and Exploreco. In addition, Exploreco will enter into an office sublease agreement with Amalgamationco for the leasing of certain office space. The office space will be leased for a minimum period of two years ending December 31, 2004.

Transactions with Aventura Energy Inc.

In conjunction with the Arrangement, Vermilion has entered into an agreement with Aventura whereby Vermilion has agreed, subject to certain conditions, to a transaction with Aventura which involves the Trinidad growth assets of Vermilion moving entirely to Aventura. Pursuant to the agreement, Vermilion and Aventura have agreed to complete the following transactions (the "Aventura Transactions"):

(j) Aventura will acquire all of the outstanding common shares of Vermilion Barbados from Vermilion for consideration consisting of an aggregate of 210,147,700 Aventura Shares, at a price of $0.35 per Aventura Share, for aggregate consideration of $73,551,695, as may be adjusted in certain events. In addition through its acquisition of Vermilion Barbados, Aventura will acquire cash aggregating $5,000,000 less any costs incurred by Vermilion Barbados on behalf of Aventura prior to the completion of the Aventura Transactions; and

(k) Vermilion will acquire from Aventura a 25% gross overriding royalty currently held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6,312,000, subject to adjustment in certain events.

Upon completion of the Aventura Transactions, Aventura's primary asset will be a 65% operated interest in a gas/condensate reservoir located in the Central Block in Trinidad and Vermilion will own 320,804,084 Aventura Shares representing 72.3% of the issued and outstanding Aventura Shares and the gross overriding royalty on the Bottrel property. In the event the Aventura Transactions are completed, Vermilion will continue supplying various services to Aventura, including land personnel, technical support, administrative and marketing services. See Appendix J, "Information Concerning Amalgamationco – Narrative Description of the Business – Trinidad".

Completion of the Aventura Transactions is subject to the approval of the shareholders of Aventura at a meeting to be held on January 8, 2003 and certain regulatory approvals, including the approval of the TSX Venture Exchange. Assuming all approvals are obtained, it is contemplated that the Aventura Transactions will be completed immediately following the completion of the Arrangement. In the event the Aventura Transactions are not completed, Vermilion will continue to own its working interests in the Trinidad Central Block and its current shareholdings in Aventura and, assuming the receipt of all required approvals, the Arrangement will still be completed.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Schedule 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Vermilion, Exploreco, Acquisitionco and the Trust have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the ABCA with the Registrar. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a) the Shareholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

(b) Vermilion shall sell the Exploration Assets to Exploreco in accordance with the Exploreco Conveyance Agreement pursuant to which Exploreco shall issue to Vermilion, as consideration for the Exploration Assets, such number of Exploreco Shares which, when added to Exploreco's then issued and outstanding shares, shall be equal to the total number of Exploreco Shares to be exchanged for Interim Notes as provided for in the Plan;

(c) each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) shall be exchanged with Acquisitionco, for:

(i) Exploreco Share Consideration on the basis of one Interim Note for each Common Share held; and

(ii) in accordance with the election or deemed election of the holder of such Common Share and subject to the Plan:

(A) Trust Unit Consideration on the basis of one Note for each Common Share held;

(B) Exchangeable Share Consideration on the basis of one Exchangeable Share for each Common Share held; or

(C) a combination of Trust Unit Consideration and Exchangeable Share Consideration;

(d) each Option (other than Options held by Dissenting Optionholders) shall:

(i) be amended to remove any restrictions on transferability;

(ii) be amended to vest in its entirety; and

(iii) subject to adjustment under the terms of the Plan, be exchanged with Acquisitionco for consideration equal to the greater in value of:

(A) $0.05 for each Common Share subject to issuance pursuant to an Option; or

(B) (1) Trust Unit Consideration equal to the number of Notes which is the quotient obtained upon dividing the Exercise Price Differential of the Option by the Weighted Average Trading Price (the "Quotient"); and

(2) Exploreco Share Consideration equal to the same number of Interim Notes as the Quotient;

(e) each Option acquired by Acquisitionco for the consideration described in d(iii)(A) above shall be cancelled and each Option acquired by Acquisitionco for the consideration described in d(iii)(B) above shall be exchanged with Vermilion for that number of Common Shares equal to the Quotient, rounded down to the next lowest whole number of Common Shares and the Option shall thereupon be cancelled;

(f) each Note shall be exchanged with the Trust for one Trust Unit;

(g) Vermilion and Acquisitionco, shall be amalgamated and continue as one corporation;

(h) the Interim Notes shall be redeemed by Amalgamationco in exchange for Exploreco Shares on the basis of three Interim Notes for each Exploreco Share; and

(i) the Unitholder Rights Plan shall become effective.

The Exchangeable Shares will be exchangeable for Trust Units in accordance with the Exchangeable Share Provisions. A maximum of 6,000,000 Exchangeable Shares will be issued pursuant to the Arrangement. If eligible Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 6,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their Exploreco Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. Exchangeable Shares will not be issued to Non-Residents or Tax-Exempt Shareholders. Any such Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive Trust Units on completion of the Arrangement.

For details respecting the terms of the Notes and the Exchangeable Shares, please refer to Appendix D, "Exchangeable Share Provisions" and Appendix J, "Information Concerning Amalgamationco". For details respecting the terms of the Trust Units, please refer to Appendix I, "Information Concerning the Trust". For details respecting the terms of the Exploreco Shares, please refer to Appendix H, "Information Concerning Exploreco".

Unitholder Rights Plan

The Plan of Arrangement includes the coming into effect of a Unitholder Rights Plan to be established pursuant to a Unitholder Rights Plan Agreement entered into between the Trust and Computershare Trust Company of Canada on or prior to the Effective Date. Under the terms of the Unitholder Rights Plan Agreement, the Unitholder Rights Plan will become effective on the Arrangement becoming effective. **The existing Shareholder Rights Plan of Vermilion will be terminated as the first step of the Arrangement. Pursuant to the Shareholder Rights Plan Agreement dated April 1, 1999 between Vermilion Resources Ltd. and Montreal Trust Company of Canada, Vermilion may terminate the Shareholder Rights Plan Agreement and the Shareholder Rights Plan upon the Shareholders approving the Arrangement. Shareholder approval of the Arrangement at the Meeting shall constitute Shareholder approval of the termination of the Shareholder Rights Plan and the adoption of the Unitholder Rights Plan.**

The following description of the Unitholder Rights Plan is qualified in its entirety by reference to the full text of the Unitholder Rights Plan agreement, a copy of which is available on request at the head office of Vermilion during normal business hours.

Purpose

The Unitholder Rights Plan will contain substantially the same provisions as the Shareholders Rights Plan it replaces. The purpose of the Unitholder Rights Plan is to afford both the Unitholders and Amalgamationco sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all Unitholders have an equal opportunity to participate in any takeover bid.

Vermilion is not aware of any interest by any third party in acquiring control of Vermilion at this time.

Background

Under current provincial securities legislation, a takeover bid would generally involve an offer to acquire the Trust Units of the Trust where the Trust Units subject to the offer to acquire, together with Trust Units already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding Trust Units. Current legislation only requires that a takeover bid remain open for acceptance for not less than 35 days and that any securities deposited may be withdrawn only during the 10 days following the date of the bid. In addition, such legislation does not require that a bid be made for all securities of a particular class and the bidder may in a single transaction or series of transactions acquire control of an entity pursuant to one or more private agreements at a permissible premium to the then current market price, without an offer being required to be made to all other securityholders of the entity. In addition, the bidder may make "creeping acquisitions" of securities by slowly accumulating shares through stock exchange transactions which may result, over time, in the acquisition of control without the payment of fair value for control of the entity or the sharing of the control premium among all securityholders.

The Unitholder Rights Plan is designed to encourage any bidder to provide all Unitholders with equal treatment in a takeover and full value for their investment in the Trust Units of the Trust.

Summary of the Unitholder Rights Plan

The following is a summary of the principal terms of the Unitholder Rights Plan which is qualified in its entirety by the actual text of the Unitholder Rights Plan agreement.

Issue of Rights

On the Effective Date, one right (a "Right") shall be issued and attached to each of the outstanding Trust Units and will attach to each Trust Unit of the Trust that is subsequently issued. Initially, certificates representing Trust Units of the Trust also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Trust Units of the Trust and will be exercisable, subject to action by Amalgamationco, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Trust Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholders Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Trust Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Amalgamationco and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Trust Units having an aggregate market price (as defined in the Unitholders Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholders Rights Plan currently sets at $35).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Trust Units of the Trust.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a) the takeover bid must be made for all Units to all holders of Trust Units, other than the Acquiring Person and provide that, subject to the conditions of the Takeover Bid, the Offeror will take up and pay for all Units validly tendered without pro-rating;

(b) the takeover bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to any takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the Trust Units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(c) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, Trust Units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Trust Units may be taken up and paid for and that any Trust Units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(d) the takeover bid must contain an irrevocable and unqualified provision that if, on the date on which Trust Units may be taken up and paid for, more than 50% of the Trust Units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Amalgamationco may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust prior to the expiry of the takeover bid in respect of which the waiver is granted. Amalgamationco may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Trust Units of the Trust within 10 days or such other period as may be specified by Amalgamationco.

At any time prior to the occurrence of a Flip-in Event, Amalgamationco may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Grandfather Provisions

The Unitholder Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Unitholder Rights Plan, of more than 20% of the outstanding Trust Units determined as at the Effective Date provided that such person does not after the Effective Date become the beneficial owner of additional Trust Units constituting 1.0% or more of the outstanding Trust Units of the Trust other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain other exempt provisions.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Vermilion, Exploreco, Acquisitionco and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Securityholders of Vermilion voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Conditions Precedent to the Arrangement

The respective obligations of Vermilion, Exploreco, Acquisitionco and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders and Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Vermilion, Exploreco, Acquisitionco and the Trust, acting reasonably, not later than January 30, 2003 or such later date as the parties may agree;

(c) the Articles of Arrangement, the Final Order, and all necessary related documents, in form and substance satisfactory to Vermilion, Exploreco, Acquisitionco and the Trust, acting reasonably, shall have been accepted for filing by the Registrar in accordance with subsection 193(10) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(e) all necessary third party, regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Vermilion's principal lenders;

(f) there shall not, as of the Effective Date, be Securityholders that have validly exercised their rights of dissent under the Interim Order that hold, in aggregate, more than 5% of all Securities ; and

(g) the approval of the TSX of the conditional listing of the Exploreco Shares and the Trust Units to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

Upon the conditions being fulfilled or waived, Vermilion intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the board of directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement Agreement, to amend the terms of the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time. See Appendix A for the text of the Arrangement Resolution.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders and Optionholders, each voting separately as a class, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On December 17, 2002 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Vermilion and Acquisitionco will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for January 15, 2003, at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 - 4th Street SW., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Vermilion and Acquisitionco a Notice of Intention to Appear, together with any evidence or materials which such party intends to present to the Court, on or before 5:00 p.m. (Calgary time) on January 10, 2003. Service of such notice shall be effected by service upon the solicitors for Vermilion and Acquisitionco: Macleod Dixon LLP, Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. See "Notice of Petition".

The Exploreco Shares and Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved and the Final Order is granted by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Vermilion has been advised by its counsel, Macleod Dixon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court

may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Vermilion, Exploreco, Acquisitionco or the Trust may determine not to proceed with the Arrangement.

Recommendation of the Board of Directors

The board of directors has unanimously concluded that the Arrangement is in the best interests of Vermilion and the Securityholders and recommends that Securityholders vote in favour of the Arrangement Resolution.

The management of Vermilion understands that each of the directors and officers of Vermilion presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting.

Fairness Opinion

The board of directors received an opinion dated December 17, 2002 from TD Securities Inc., its independent financial advisor, stating that, in the opinion of TD Securities Inc., as of December 17, 2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to Securityholders.

A copy of the Fairness Opinion is attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The board of directors unanimously concurs with the views of TD Securities Inc. and such views were an important consideration in the board's decision to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Vermilion will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 15, 2003 in form and substance satisfactory to Vermilion, Exploreco, Acquisitionco and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Vermilion expects the Effective Date will be on or about January 16, 2003. It is not possible, however, to forecast with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Vermilion's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on January 15, 2003.

Exchangeable Share Election

Shareholders (other than Non-Residents or Tax-Exempt Shareholders) will be entitled to elect to receive, in addition to Exploreco Share Consideration, either Trust Unit Consideration or Exchangeable Share Consideration or a combination thereof, in consideration for their Common Shares. For certain Shareholders, electing to receive Exchangeable Share Consideration may, based on their particular circumstances, provide for certain tax efficiencies. Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) and risks associated with such alternatives. **Non-Residents and Tax-Exempt Shareholders will receive only Trust Unit Consideration and Exploreco Share Consideration for their Common Shares.**

The maximum number of Exchangeable Shares that may be issued pursuant to the Arrangement is 6,000,000. In the event that Shareholders elect to receive an aggregate number of Exchangeable Shares in excess of

6,000,000, such Shareholders will receive, on completion of the Arrangement, in addition to their Exploreco Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.

Holders of Exchangeable Shares will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchangeable Share Provisions. The number of Trust Units for which an Exchangeable Share will be exchangeable at any time will be equal to the Exchange Ratio then in effect. On the Effective Date, the initial Exchange Ratio will be equal to one, subject to adjustment in certain circumstances. **Holders of Exchangeable Shares will not receive cash in respect of Distributions on Trust Units.** Instead of receiving cash, on each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit The Exchangeable Shares will be automatically exchanged for Trust Units on the tenth anniversary of the Effective Date. In certain circumstances, Amalgamationco has the right to require a redemption of the Exchangeable Shares prior to such tenth anniversary. See Appendix J, "Information Concerning Amalgamationco - Exchangeable Shares".

An investment in Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of Distributions or dividends, as applicable, at the prevailing market price of the Trust Units at the time at which such Distributions are made on the Trust Units or such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period. See "Appendix J – Risk Factors".

Procedure for Exchange of Common Shares and Options

Shareholders

On or before the Election Deadline, Shareholders (other than Dissenting Shareholders) must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares, to the Depository at one of the offices specified in the Letter of Transmittal and Election Form in order to receive, in addition to the Exploreco Share Consideration, Trust Unit Consideration, Exchangeable Share Consideration or a combination of Trust Unit Consideration and Exchangeable Share Consideration for their Common Shares under the Arrangement. Where no election is made, where the election is not properly made, or where the Letter of Transmittal and Election Form or the certificate(s) representing the Common Shares are received after the Election Deadline, the depositing Shareholder will be deemed to have elected to receive, in addition to the Exploreco Share Consideration, only Trust Unit Consideration for all of their Common Shares on completion of the Arrangement. **Non-Residents and Tax-Exempt Shareholders may not elect to receive Exchangeable Shares, and will only receive Trust Units and Exploreco Shares for their Common Shares.**

Certificates representing the Exploreco Shares, Trust Units or Exchangeable Shares issuable to Shareholders under the Arrangement, and any future cheque(s) for the amount of any Distributions payable on the Trust Units, will not be delivered unless such Shareholder completes and returns the enclosed Letter of Transmittal and Election Form in the manner described herein.

Optionholders

Holders of Options (other than Dissenting Optionholders) are not required to take any further actions to receive either cash consideration or their Exploreco Shares and Trust Units. Exploreco, the Trust and Amalgamationco shall, as soon as practicable following the Effective Time, forward or cause to be forwarded to each Optionholder a cheque representing the cash consideration issued to such holder under the Arrangement, if any, or certificates representing the number of Exploreco Shares and Trust Units issued to such holder under the Arrangement and a cheque representing the payment, if any, required to be made to such holder for any fractional interests in a Note or Interim Note to which such holder may be entitled under the Arrangement.

General

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at the risk of the Holder thereof. Vermilion recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained, or that registered mail be used.

All signatures on (a) the Letter of Transmittal and Election Form, and (b) certificates representing Common Shares must be guaranteed by an Eligible Institution, unless otherwise provided. In order to receive Exploreco Shares, Trust Units and/or Exchangeable Shares after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

Non-Residents and Tax-Exempt Shareholders will receive only Trust Unit Consideration and Exploreco Share Consideration for their Common Shares.

Canadian Federal Income Tax Considerations

In the opinion of Macleod Dixon LLP, counsel for Vermilion ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to: (a) Shareholders who hold Common Shares and will hold any Exploreco Share Consideration, Exploreco Shares, Exchangeable Shares, Trust Unit Consideration and Trust Units acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with, and are not affiliated with, Vermilion, Aquisitionco or the Trust for purposes of the Tax Act; and (b) certain Optionholders described below. Generally, the Common Shares, Exploreco Share Consideration, Exploreco Shares, Exchangeable Shares, Trust Unit Consideration and Trust Units will be considered to be capital property of a Shareholder unless they are held in the course of carrying on a business of buying or selling securities or in connection with an adventure in the nature of trade. Certain Shareholders resident in Canada whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares, Exploreco Share Consideration, Exploreco Shares, Trust Unit Consideration and Trust Units treated as capital property. This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Shareholder, an interest in which is a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA") and certificates as to certain factual matters provided to Counsel by Vermilion.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Common Shares, Exploreco Share Consideration, Exploreco Shares, Exchangeable Shares, Trust Unit Consideration and Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder or Optionholder. Consequently, Shareholders and Optionholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

Exchange of Common Shares for Exploreco Shares and Trust Units

Where a Shareholder receives Exploreco Shares and Trust Units pursuant to the Arrangement, the Shareholder will first receive Exploreco Share Consideration and Trust Unit Consideration on the exchange of Common Shares. The Exploreco Share Consideration will subsequently be redeemed by the delivery of Exploreco Shares by Amalgamationco. The Trust Unit Consideration will subsequently be exchanged for Trust Units. Having regard to the combined consequences of these transactions, such Shareholder will generally realize a net capital gain (or a net capital loss) equal to the amount by which the proceeds of disposition (being the fair market value of the Exploreco Shares and Trust Units so received) exceed (or are less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Shareholder of the Exploreco Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

Exchange of Common Shares for Consideration that includes Exchangeable Shares

Shareholders who receive Exchangeable Shares will generally be entitled to make a joint election with Amalgamationco (on behalf of Acquisitionco) under section 85 of the Tax Act in order to obtain a complete or partial tax-deferred "rollover" for the purposes of the Tax Act. Shareholders who receive Exchangeable Shares and who do not make such an election will be taxable in respect of the full amount of any gains arising on the exchange and should consult their own tax advisors.

A Shareholder who receives consideration that includes Exchangeable Shares may make a joint election with Amalgamationco (on behalf of Acquisitionco) pursuant to subsection 85(l) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of the exchange. The extent of such rollover will depend on the amount specified in that election (the "Elected Amount"), the adjusted cost base to the Shareholder of such Common Shares immediately before the Effective Time and the value of the consideration other than Exchangeable Shares, being any Exploreco Share Consideration, Trust Unit Consideration and Ancillary Rights received pursuant to the Arrangement ("Other Consideration"). Provided that the total of such adjusted cost base and any reasonable costs of disposition equals or exceeds the fair market value of the Other Consideration received by the Shareholder on the exchange, the Shareholder may elect so as not to realize any capital gain on the exchange. In order to make an election, a Shareholder must provide to Amalgamationco, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shareholder) no later than the 120th day after the Effective Date, duly completed including details of the number of Common Shares transferred and the applicable Elected Amount for the purposes of the election. The election form will be signed by Amalgamationco (on behalf of Acquisitionco) and returned to the Shareholder for filing by the Shareholder with the CCRA (and with applicable provincial tax authorities).

A Shareholder intending to make such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein and a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, will be sent to such Shareholder. Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Where Common Shares are held as partnership property, a partner designated by the partnership must file one copy of the election form on behalf of all members of the partnership. Such election must be accompanied by a list containing the name, address and social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made:

1. The Elected Amount may not be less than the fair market value of the Other Consideration received by the Shareholder on the exchange.

2. The Elected Amount may not be less than the lesser of the adjusted cost base to the Shareholder of the Common Shares, determined immediately before the Effective Time, and the fair market value of the Common Shares at that time.

3. The Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

Where a Shareholder and Amalgamationco (on behalf of Acquisitionco) make a joint election, the tax treatment to the Shareholder generally will be as follows:

1. The Shareholder will be deemed to dispose of the Common Shares for proceeds of disposition equal to the Elected Amount.

2. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, do not exceed the adjusted cost base to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder will not realize any capital gain on the exchange.

3. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, exceed (or are less than) the adjusted cost base to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall). In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below.

4. The cost to the Shareholder of the Ancillary Rights, Exploreco Share Consideration and any Trust Unit Consideration received on the exchange will be equal to their respective fair market values thereof at that time, and the cost to the Shareholder of the Exchangeable Shares received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the fair market value of the Ancillary Rights, Exploreco Share Consideration and any Trust Unit Consideration received by the Shareholder on the exchange.

5. No gain or loss should be realized by a Shareholder on the subsequent disposition of Exploreco Share Consideration for Exploreco Shares and of Trust Unit Consideration for Trust Units. The cost to a Shareholder of the Exploreco Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

Amalgamationco (on behalf of Acquisitionco) will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder. **Amalgamationco will not be responsible for the proper completion or filing of any election. The Shareholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty.** Under the Arrangement, Amalgamationco will be required only to execute any election that has been completed and executed by a Shareholder and to forward such election by mail (within 60 days after the receipt thereof by Amalgamationco) to the Shareholder. With the exception of execution of the election by Amalgamationco, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount within the limitations of section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election. Accordingly, neither of Amalgamationco nor Acquisitionco will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any form of

election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CCRA to accept a tax election without a late filing penalty being paid by a Shareholder, the election must be received by the CCRA on or before the day that is the earliest of the days on or before which either Acquisitionco or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs. Acquisitionco's taxation year will end immediately before the amalgamation of Acquisitionco and Vermilion under the Arrangement. Thus, the tax election will be due no later than six months after the Effective Date or at such earlier time as the Shareholder's tax return is due to be filed for the year in which the disposition occurs. However, regardless of such deadline, the tax election forms of a Shareholder must be received by the Depositary no later than the 120th day after the Effective Date.

Any Shareholder who does not ensure that Amalgamationco has received a duly completed election no later than the 120th day after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by Amalgamationco (on behalf of Acquisitionco). Accordingly, all Shareholders who wish to make a joint election with Amalgamationco should give their immediate attention to this matter.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the election. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for alternative minimum tax depending on the Shareholder's circumstances.

Taxation of Dividends on Exchangeable Shares and Exploreco Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares or Exploreco Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Exchangeable Shares or Exploreco Shares by a Shareholder that is a corporation will be included in computing the corporation's income and, except in the case of dividends received on the Exchangeable Shares by a corporation that is a "specified financial institution" as defined in the Tax Act, will normally be deductible in computing its taxable income.

Based on Counsel's understanding that the Exchangeable Shares will not be listed on a prescribed stock exchange in Canada, dividends received or deemed to be received on the Exchangeable Shares by a Shareholder that is a specified financial institution will not be deductible in computing its taxable income unless the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution.

A Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Exchangeable Shares or Exploreco Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received by holders of the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the Tax Act.

Exchange or Redemption of Exchangeable Shares

On the exchange of an Exchangeable Share and related Ancillary Rights by a Shareholder thereof with the Trust or a subsidiary of the Trust other than Amalgamationco for Trust Units, the Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Exchangeable Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Shareholder of the Exchangeable Shares and Ancillary Rights immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of the Trust Units plus any other amount received by the Holder from the Trust or a subsidiary of the Trust as part of the exchange consideration other than amounts required to be included in income as a dividend. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gain and Losses" above.

On the redemption (including a retraction) of an Exchangeable Share by Amalgamationco, the Shareholder will be deemed to receive a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital of the Exchangeable Share at the time the Exchangeable Share is redeemed. For these purposes, the redemption proceeds will be the fair market value at the time of the redemption of the Trust Unit received from Amalgamationco plus the amount, if any, of all the then payable but unpaid dividends on the Exchangeable Share paid on the redemption. The tax consequences arising from the deemed receipt of such dividend are discussed in the subheading "Taxation of Dividends on Exchangeable Shares and Exploreco Shares" above. In the case of a Shareholder that is a corporation, it is possible in certain cases that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Share.

On the redemption, the Shareholder will also be considered to have disposed of the Exchangeable Share and related Ancillary Rights for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend arising on the redemption. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the redemption, exceed (or are less than) the aggregate adjusted cost base to the Shareholder of the Exchangeable Share and Ancillary Rights. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Exchangeable Share, including any dividend that is deemed to be received by the Shareholder on the redemption, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" above.

Ancillary Rights and Call Rights

A Shareholder who has received Exchangeable Shares will be required to determine the fair market value of the Ancillary Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

(a) the proceeds of disposition of the Shareholder's Common Shares pursuant to the Arrangement;

(b) the Elected Amount in any election by the Shareholder under section 85 of the Tax Act;

(c) the cost to the Shareholder of the Exchangeable Shares and Ancillary Rights received by the Shareholder pursuant to the Arrangement; and

(d) the Shareholder's proceeds of disposition in respect of the grant of the Call Rights by the Shareholder.

Vermilion is of the view and has advised Counsel that the Ancillary Rights and the Call Rights have nominal value. If that view is correct, a Shareholder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CCRA, and Counsel can express no opinion on factual matters such as this.

If the CCRA were to successfully assert that the Ancillary Rights have more than nominal value, such greater value would be required to be taken into account in determining the amounts in (a) to (d) above. If the CCRA were to successfully assert that the Call Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Ancillary Rights) would be included in computing the adjusted cost base of the Exchangeable Shares to the Shareholder.

Status of the Trust

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units; and

(c) the Trust cannot reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

The Trust has certain restrictions on its activities and its powers and certain restrictions against non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. The Trust Indenture requires the Trust to elect to be deemed to be a mutual fund trust from the time it was established as soon as practicable following the effective date of the Arrangement. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

If the Trust were to cease to qualify as a mutual fund trust, the Trust could be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse tax consequences for certain Unitholders.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was

included in computing its income for a preceding year; (ii) all dividends received on the shares of Amalgamationco unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust; and (iii) all amounts it receives in respect of any oil and gas royalty held by the Trust including any amounts required to be reimbursed to the Partnership in respect of Crown charges.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro-rated where the Trust's taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year.

The Trust may deduct, in computing its income for a year, an amount not exceeding 10% of any positive balance of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year. For this purpose, the cost to the Trust of an oil and gas royalty that is a Canadian resource property would be added to the Trust's cumulative COGPE account. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by the Partnership and the release of the royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the Trust's cumulative COGPE at the end of a particular taxation year (after additions and deductions for that year) would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

The Trust may deduct in computing its income for a year a resource allowance equal to 25% of its "adjusted resource profits". Generally, the Trust's adjusted resource profits will equal its income from any oil and gas royalty held by the Trust less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of amounts that become payable to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to the Partnership in the year.

The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable generally by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, counsel has been advised that the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. In order to utilize losses from prior taxation years, the Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in the year if it designates such amount not to have been paid or become payable to the Unitholders.

Taxation of Unitholders

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash, additional Trust Units, or otherwise. No amount is required to be included in income in respect of the receipt of Bonus Units under the DRIP Plan.

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from Amalgamationco as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, *inter alia*, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to the Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from a disposition of the Trust Unit at the time that the negative amount arises.

Cost of Trust Units

The cost to a Unitholder of a Unit received under the Arrangement will be the fair market value thereof at the time of receipt. For the purpose of determing the adjusted cost base of Units, where a Unit is subsequently acquired, the cost of that Unit will be averaged with the adjusted cost base of all Units owned by the Unitholder as capital property immediately before that acquisition. Reinvested Trust Units issued to a Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income. Similarly, the cost of Units acquired on the reinvestments of distributions under the DRIP Plan will be the amount of such reinvesement. There will be no increase or decrease in the aggregate adjusted cost base of all of a Unitholder's Units as a result of the receipt of Bonus Units under the DRIP Plan; however, the adjusted cost base per Unit may be reduced.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units in consideration for cash or Redemption Notes or Notes distributed to the Unitholder on the redemption will be a disposition of such Trust Units for proceeds of disposition equal to the cash, the fair market value of the Redemption Notes or the adjusted cost base to the Trust of the Notes so distributed, as applicable. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will be reduced by the amount of dividends from taxable

Canadian corporations previously designated by the Trust to the Unitholder to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership or a beneficiary of a Trust that disposes of Trust Units.

A capital gain (or capital loss) realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading "Taxation of Capital Gains and Capital Losses".

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

The cost of any Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note (including interest that had accrued to the date of the acquisition of the Note by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction will be available.

Tax Exempt Unitholders

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans and registered education savings plans (collectively "Exempt Plans"). Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans. This may give rise to a number of adverse tax consequences, including liability for payment of a monthly tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by a registered retirement savings plan acquires Trust Units that cease to be qualified investments subsequent to the acquisition, such trust will become taxable on its income attributable to the Trust Units and the full amount of any capital gains realized on the disposition of Trust Units. Where a registered education savings plan acquires Trust Units that cease to be qualified investments subsequent to the acquisition, the registration of the registered education savings plan may be revoked.

Exploreco Shares will be qualified investments for Exempt Plans if either the Exploreco Shares are listed on a prescribed stock exchange at the time that they are acquired, or such shares become listed at a later time that is before its filing due date for its first taxation year and Exploreco makes an election to be a public corporation from the date it was incorporated. Counsel has been advised that Exploreco intends to make this election if necessary.

Redemption Notes received as a result of a redemption of Trust Units should be qualified investments for Exempt Plans, provided that the Trust maintains its status as a mutual fund trust and the Trust Units are listed on a prescribed stock exchange (which includes the TSX). Notes received as a result of a redemption of Trust Units may not be qualified investments for Exempt Plans. Exempt Plans should consult their own tax advisors before deciding to exercise their right to redeem Trust Units.

Vermilion has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice and certain other factual representations concerning Exploreco, neither the Trust Units nor the Exploreco Shares will constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans), registered pension plans or other persons subject to the tax on foreign property under Part XI of the Tax Act. Registered education savings plans are not subject to the foreign property rules.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Common Shares, and any Exploreco Share Consideration, Exploreco Shares, Trust Unit Consideration or Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Common Shares, Exploreco Shares or Trust Units only to the extent such securities constitute "taxable Canadian property" and the Non-Resident Holder is not afforded relief under an applicable income tax convention.

Common Shares and Exploreco Shares will normally not be taxable Canadian property at a particular time provided that (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the issuing corporation at any time during the 60-month period preceding the particular time and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60 month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of Common Shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the indirect exchange of the Common Shares for a combination of Trust Units and Exploreco Shares. Provided the Exploreco Shares and Trust Units are not taxable Canadian property to the Non-Resident Holder, the Non-Resident Holder will not be subject to tax under the Tax Act on the disposition of them.

A Non-Resident Holder whose Common Shares constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the indirect exchange of Common Shares for a combination of Trust Units and Exploreco Shares in the same manner as a Shareholder resident in Canada who exchanges Common Shares for such consideration, as described above under the heading "Residents of Canada". In the event that the Exploreco Shares constitute taxable Canadian property to a Non-Resident Holder, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada".

Where the Trust makes distributions to a Non-Resident Holder, the same considerations will apply as those discussed above with respect to a Unitholder who is resident in Canada, except that any distribution of income (excluding capital gains) paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

Dividends paid or credited by Exploreco to a Non-Resident Holder will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

In the event that a Non-Resident Holder's Exploreco Shares or Trust Units constitute taxable Canadian property, the disposition thereof would generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property.

In certain cases where a Non-Resident Holder realizes a capital gain from the disposition of Common Shares, Exploreco Shares or Trust Units that constitute taxable Canadian property, it is possible that such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax convention between

Canada and the country of residence of the Non-Resident Holder. Conversely, the amount of any capital loss resulting from the disposition of Common Shares, Exploreco Shares or Trust Units may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax convention. In any event, Non-Resident Holders are advised to consult with their tax advisors in this regard.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Dissenting Securityholders

Shareholders who are considering the exercise of their rights of dissent are urged to consult their own income tax advisors as the law in this area is unclear. Under Counsel's understanding of the current administrative practices of the CCRA, Shareholders who dissent to the Arrangement and who receive payment for their Common Shares from Amalgamationco may be considered to have disposed of their shares for proceeds of disposition equal to the amount so received, excluding any portion of the amount paid as interest. Any such disposition may give rise to a capital gain or loss, which would be treated in the manner described above. Notwithstanding the foregoing, certain Dissenting Shareholders may be deemed to have realized a dividend to the extent that the proceeds of disposition exceed the paid-up capital of the Common Shares. Any such dividend deemed to be received by a Non-Resident Holder will be subject to Canadian non-resident withholding tax as described above. Any amount received as interest will generally be required to be included in income in the case of a Shareholder that is resident in Canada. In the case of a Non-Resident Holder, such interest would be subject to withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. Additional income tax considerations may be relevant to dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders should consult with their own tax advisors.

The tax treatment of Dissenting Optionholders is as described below under the heading "Optionholders", except that Dissenting Optionholders may be considered to have disposed of their shares for proceeds of disposition equal to the amount so received, excluding any portion of the amount paid as interest.

Optionholders

This portion of the summary is applicable to Optionholders who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention; (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Vermilion; and (iii) received the options from Vermilion in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Vermilion and who deal at arm's length with Vermilion ("Employment Optionholders").

On the exchange of an Option for Notes and Interim Notes, an Employment Optionholder will be deemed to receive a benefit equal to the fair market value of any Notes, Interim Notes and cash received, minus the amount if any paid by the Employment Optionholder to acquire the Option. The amount of such benefit is required to be included in the income of the Employment Optionholder for the year of the exchange. The Employment Optionholder should generally receive a deduction in computing taxable income equal to one-half of such employment benefit, provided that (i) the Common Shares that would have been issued under the terms of the Option would have been prescribed shares if issued at the time of the exchange; and (ii) at the time that the agreement in respect of the issue of the Option was made; (A) the amount payable under the Option for the Common Shares was not less than the amount by which the fair market value of such shares at the time that the Option was granted exceeded any amount paid by Employment Optionholder to acquire the Option; and (B) the Employment Optionholder was dealing at arm's length with Vermilion and with any other person that did not deal at arm's length with Vermilion and was a "qualifying person" as defined in the Tax Act. While not free from doubt, Counsel is of the opinion that the Common Shares would be prescribed shares at the time of the exchange of the Option if issued at that time and therefore the requirement in (i) should be met. With respect to the other requirements in (ii), Employment Optionholders are advised to consult their own advisers in light of their particular circumstances.

An Employment Optionholder will realize no gain or loss on the exchange of Notes and Interim Notes for Trust Units and Exploreco Shares under the Arrangement. The cost of the Trust Units and Exploreco Shares received will

be equal to their respective fair market values at the time of receipt. The tax considerations applicable to the ownership of Trust Units by Employment Optionholders are generally the same as those described above in respect of residents of Canada under the subheading "Taxation of Unitholders".

Rights of Dissent

The following description of the rights of Dissenting Securityholders is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order which is attached to this Information Circular as Appendix B and the text of section 191 of the ABCA which is attached to this Information Circular as Appendix O. Pursuant to the Interim Order, dissenting Optionholders are given rights analogous to rights of dissenting Shareholders under the ABCA. A Securityholder who intends to exercise his Dissent Rights should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Securityholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Vermilion the fair value of the Securities held by him in respect of which he dissents, determined as of the close of business on the last business day before the Meeting. A Securityholder may dissent only with respect to all of the Securities held by him or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise his right of dissent must make arrangements for the Securities beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Vermilion or, alternatively, make arrangements for the registered holder of his Securities to dissent on his behalf.**

A Dissenting Securityholder must send to Vermilion a written objection to the Arrangement Resolution, which written objection must be received by Vermilion, Attention: Corporate Secretary at the head office of Vermilion, 2800, 400 - 4th Avenue S.W., Calgary, Alberta T2P OJ4, before the Meeting or by the Chairman of the Meeting at the Meeting. No Securityholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. An application may be made to the Court by Vermilion or by a Dissenting Securityholder to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by either Vermilion or a Dissenting Securityholder, Vermilion must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay him an amount considered by the board of directors to be the fair value of the Securities held by such Dissenting Securityholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Vermilion is the applicant, or within 10 days after Vermilion is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer must be made on the same terms to each Dissenting Securityholder and must be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Vermilion for the purchase of his Securities by Vermilion, in the amount of Vermilion's offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order under subsection 191(13) of the ABCA fixing the fair value of the Securities of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Vermilion and in favour of each of those Dissenting Securityholders, and fixing the time within which Vermilion must pay that amount to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the

amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder under the ABCA until the date of payment.

As part of the Arrangement, the Common Shares and Options held by Dissenting Securityholders will be cancelled prior to the amalgamation of Vermilion and Acquisitionco and each such Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of his Securities in the amount agreed to between Vermilion and the Securityholder or in the amount of the judgment, as the case may be. Until this occurs, the Securityholder may withdraw his dissent, or Vermilion may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Securityholder will be discontinued.

Vermilion shall not make a payment to a Dissenting Securityholder under Section 191 of the ABCA if there are reasonable grounds for believing that Vermilion is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the assets of Vermilion would by reason of the payment be less than the aggregate of its liabilities. In such event, Vermilion shall, within 10 days after the pronouncement of the order under subsection 191(13) of the ABCA, or the making of an agreement between a Dissenting Securityholder and Vermilion as to the payment to be made for such Dissenting Securityholder's Securities, notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities. In such event, each Dissenting Securityholder may, by written notice delivered to Vermilion within 30 days after receipt of such notice, withdraw his written objection, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his written objection he retains his status as a claimant against Vermilion to be paid as soon as Vermilion is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to holders of then-outstanding shares of Vermilion.

All Securities held by Dissenting Securityholders will, if such Dissenting Securityholders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Vermilion in exchange for payment of such fair value as of the Effective Date. If such Securityholders ultimately are not entitled to exercise their Dissent Rights, such Securities will be changed into Exploreco Shares and Trust Units and such Securityholders will be issued Exploreco Shares and Trust Units on the same basis as all other Securityholders pursuant to the Arrangement.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the obligation of Vermilion, Exploreco, Acquisitionco and the Trust to complete the Arrangement, that there shall not, as of the Effective Date, be Holders of more than 5% of all Securities, that have validly exercised their Dissent Rights.

Interests of Certain Persons in the Arrangement

Directors and senior officers of Vermilion own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 7,421,000 (approximately 13%) Common Shares on a fully diluted basis.

The management of Vermilion understands that each of the directors and officers of Vermilion presently intends to vote the Securities owned or controlled by them in favour of the Arrangement Resolution proposed to be considered at the Meeting.

Vermilion has retained TD Securities Inc., as lead advisor, and BMO Nesbitt Burns Inc., CIBC World Markets Inc. and RBC Capital Markets to be financial advisors to Vermilion and its board of directors with respect to the Arrangement. Each of these advisors has received and will receive fees from Vermilion for services rendered.

Expenses of the Arrangement

The estimated costs to be incurred by Vermilion relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $8,000,000.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Exploreco Shares and the Trust Units, subject only to the filing of required documents which cannot be filed prior to the Effective Date. Conditional approval has been obtained from the TSX for the listing of the Trust Units, and the requirements of the TSX for such listing are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Exploreco has applied to list the Exploreco Shares on the TSX, and such listing will be subject to Exploreco meeting the minimum listing requirements of the TSX. Vermilion and Exploreco believe that Exploreco will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained. See "The Arrangement – Procedure for the Arrangement to Become Effective". Listing will be subject to Exploreco, the Trust and Amalgamationco, as the case may be, fulfilling all of the requirements of the TSX. **The Exchangeable Shares will not be listed on any stock exchange.**

Securities Law Matters

The Exploreco Shares, Trust Units and Exchangeable Shares to be issued in exchange for Securities pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada. The Exploreco Shares, the Trust Units and the Exchangeable Shares will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Applications will also be made so as to relieve Amalgamationco from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

The Exploreco Shares, the Exploreco Share Consideration, the Trust Units and the Trust Unit Consideration and the Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Exploreco Shares and Trust Units and Exchangeable Shares issued to a former Shareholder who is not an "affiliate" of Vermilion immediately before the Arrangement, and is not an "affiliate" of Exploreco, Amalgamationco or the Trust immediately after the Arrangement, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Vermilion prior to the Arrangement, or affiliates of Exploreco, Amalgamationco or the Trust after the Arrangement may not re-sell their Exploreco Shares, Exchangeable Shares or Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the I933 Act, an "affiliate" of Vermilion, Exploreco, Amalgamationco or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Vermilion, Exploreco, Amalgamationco or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of Exploreco Shares, Exchangeable Shares or Trust Units outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Macleod Dixon LLP, on behalf of Vermilion. As at December 16, 2002, the partners and associates of Macleod Dixon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION CONCERNING EXPLORECO

Exploreco is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. As part of the Arrangement, the Exploration Assets will be transferred into Exploreco and the Exploreco Shares will be distributed to Securityholders. The head and principal office of Exploreco is located at Suite 2900, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Exploreco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Exploreco has applied to list the Exploreco Shares on the TSX, and such listing will be subject to Exploreco meeting the minimum listing requirements of the TSX. Vermilion and Exploreco believe that Exploreco will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained. See "The Arrangement – Procedure for the Arrangement to Become Effective"and "The Arrangement – Stock Exchange Listings".

Certain of the current directors and officers of Vermilion will act as the directors and officers of Exploreco. See Appendix H, "Information Concerning Exploreco – Directors and Officers" for information respecting the principal occupations, experience and qualifications of such directors and officers.

Reference is made to Appendix H, "Information Concerning Exploreco" for a detailed description of Exploreco, the Exploreco Shares and the Exploration Assets.

INFORMATION CONCERNING THE TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4.

Unitholders will be the sole beneficiaries of the Trust. Computershare Trust Company of Canada is the initial trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and Amalgamationco will be managed by the management of Amalgamationco. See Appendix J, "Information Concerning Amalgamationco – Directors and Officers" for information respecting the principal occupations, experience and qualifications of the directors and officers of Amalgamationco.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. The Trust Units to be issued in connection with the Arrangement have been conditionally approved for listing on the TSX subject to the requirements of such exchange, which are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. See "The Arrangement - Stock Exchange Listings".

Reference is made to Appendix I, "Information Concerning the Trust" for a description of the Trust and the Trust Units.

INFORMATION CONCERNING ACQUISITIONCO

Acquisitionco is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Exchangeable Shares and the Notes required for implementing the Arrangement. The head and principal office of Acquisitionco is located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

The Trust owns all of the issued and outstanding common shares in the capital of Acquisitionco. As part of the Arrangement, Acquisitionco will amalgamate with Vermilion (following the Preliminary Amalgamation) to form Amalgamationco. See Appendix J, "Information Concerning Amalgamationco - Directors and Officers" for information respecting the principal occupations and experience and qualifications of the directors and officers of Acquisitionco.

INFORMATION CONCERNING AMALGAMATIONCO

Amalgamationco will be the corporation resulting from the amalgamation of Vermilion and Acquisitionco pursuant to the provisions of the ABCA.

The head and principal office of Amalgamationco will be located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office will be located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Amalgamationco will have a board of directors comprised of not more than 15 nor less than three members. Initially, Amalgamationco will have a board of directors comprised of six persons. See Appendix J, "Information Concerning Amalgamation Co. – Directors and Officers" for information respecting the principal occupations and experience and qualifications of the directors and officers of Amalgamationco. Unitholders will be entitled to elect the board of directors of Amalgamationco.

Amalgamationco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the securities regulatory authorities for exemptions from those reporting requirements. Instead of complying with those reporting requirements (which would include filing separate financial statements for Amalgamationco), Amalgamationco will provide holders of Exchangeable Shares with the documents filed by the Trust pursuant to the informational reporting requirements to which the Trust is subject under applicable Canadian securities laws.

Reference is made to Appendix J, "Information Concerning Amalgamationco" and Appendix K, "Information Concerning Vermilion" for a detailed description of Amalgamationco and its assets.

INFORMATION CONCERNING VERMILION

Vermilion is a corporation amalgamated and subsisting pursuant to the provisions of the ABCA. Vermilion is a publicly traded oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and Saskatchewan, as well as in France, Trinidad and Argentina. Vermilion is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Ontario and Quebec and its Common Shares are listed and posted for trading on the TSX.

Vermilion's registered office is located at Suite 1000, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, and its head and principal office at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4.

Reference is made to Appendix K, "Information Concerning Vermilion" for a detailed description of Vermilion and its assets.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Under the terms of the Interim Order, votes cast by Shareholders at the Meeting will be deemed to be votes by: (a) holders of Exploreco Shares at a meeting of the holders of Exploreco Shares as it relates to the sections "Approval of Initial Private Placement", "Approval of the Exploreco Stock Option Plan" and "Advance Shareholder Approval of Issuances of Common Shares of Exploreco", and (b) Trust Unitholders at a meeting of the Unitholders as it relates to the sections "Approval of the Trust Unit Rights Incentive Plan" and "Approval of the Amalgamationco Employee Bonus Plan".

The directors and officers of Vermilion, representing 7,421,000 Common Shares (on a fully-diluted basis) or approximately 13% of the aggregate number of outstanding Common Shares and Options, have indicated their intention to vote in favour of the Arrangement and all other matters to be considered at the Meeting with respect to which such persons are entitled to vote.

Approval of Initial Private Placement

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to authorize an initial private placement of Exploreco Private Placement Units. It is intended that up to $2 million of Exploreco Private Placement Units will be issued and that the directors, officers and employees of Vermilion and persons associated with them will subscribe to all or a portion of the Initial Private Placement. The purpose of the Initial Private Placement is twofold: firstly, the Initial Private Placement will provide additional capital for use by Exploreco in its exploration and development activities; and secondly, the Initial Private Placement will be a

mechanism by which the directors, officers, certain employees and other insiders (some of whom will be leaving Vermilion to manage Exploreco) can increase their ownership position within Exploreco. In considering the Arrangement, the board of directors of Vermilion was of the view that in order to attract board members who will contribute to the growth of Exploreco and to compensate those officers and employees for what is expected to be lower levels of remuneration and benefits within a small exploration and production company as compared to the compensation levels currently received by such individuals through their employment with Vermilion, a substantially larger intermediate oil and gas exploration production and development company, it would be necessary to provide an opportunity for such individuals to hold an increased ownership position in Exploreco.

Each Exploreco Private Placement Unit will be comprised of one Exploreco Share and three performance incentive rights. The price at which the Private Placement Units will be sold will be based on the Exploreco Share NAV which has been determined to be $1.70. The Exploreco Share NAV has been determined by Exploreco using: (a) the GLJ Supplemental Exploreco Report effective as of January 1, 2003 (being a date which is in close proximity to the anticipated Effective Date) to value the oil, NGL and natural gas interests forming part of the Exploration Assets being transferred to Exploreco as part of the Arrangement; (b) that portion of the Seaton-Jordan Report which evaluates the undeveloped lands of Vermilion in Canada being transferred to Exploreco as part of the Exploration Assets under the Arrangement; and (c) the Exploreco Seismic Report which evaluates, as of December 6, 2002, the seismic data forming part of the Exploration Assets. The following table reflects the determination of the Exploreco Share NAV as of the date hereof based on such information. See Appendix H, "Information Relating to Exploreco."

Exploreco Share NAV	**As at January 1, 2003**
Proven plus 50% probable reserves	$14,805,000[1]
Undeveloped Land	12,217,639[2]
Seismic	5,453,000[3]
Total Assets	$32,475,639
Estimated Exploreco Shares	19,100,000[4]
Net Asset Value per share	$1.70

Notes:

(1) Represents the discounted (present value 15% discount) future net revenue (before taxes) for proven plus 50% probable reserves using escalated price assumptions based on the GLJ Supplemental Exploreco Report effective January 1, 2003.

(2) Undeveloped land values forming part of the Exploration Assets as per the Seaton-Jordan Report.

(3) Fair market valuation, as of December 6, 2002, of the seismic database as per the Exploreco Seismic Report.

(4) Estimated number of Exploreco Shares after giving effect to the Arrangement, but prior to giving effect to the Initial Private Placement.

Each performance incentive right will entitle the holder to acquire one Exploreco Share for a price of $1.70 per share (being the Exploreco Share NAV). The performance incentive rights will have a seven year term and will be exercisable by a holder only during the period that the holder is a director or employee of Exploreco. Should a holder cease to be a director of Exploreco or should such holder's employment terminate prior to exercise of the performance incentive rights, all of such holder's performance incentive rights will terminate. Certain provisions will exist which will permit acceleration of the vesting of the performance incentive rights upon a change of control of Exploreco. The performance incentive rights will not vest for a period of one year following the date of grant and thereafter will vest in accordance with the following schedule based on the 20 day weighted average trading price of the Exploreco Shares being a multiple of the Exploreco Share NAV:

Percentage Vested	Multiple of Exploreco Share NAV	Vesting Price
25%	2x	$3.40
25%	3x	$5.10
25%	4x	$6.80
25%	5x	$8.50

The performance incentive rights are viewed as an ideal method of aligning the founding management and directors of Exploreco with the shareholders of Exploreco. In accordance with the policies of the TSX, no one holder of a performance right will be permitted to acquire on exercise of a performance incentive right within a one-year period a number of Exploreco Shares exceeding 5% of the then outstanding Exploreco Shares.

The Initial Private Placement will be undertaken in accordance with applicable corporate law, securities legislation and stock exchange by-laws, regulations and policies.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the Initial Private Placement:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of Exploreco, that the private placement by Exploreco of up to 1,176,471 Exploreco Private Placement Units substantially on the terms described in Vermilion's Information Circular dated December 17, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Exploreco or their associates or affiliates will be excluded, if such director, officer, insider or such persons, associates or affiliates participate in the Initial Private Placement. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Initial Private Placement.

Participation in the Initial Private Placement has been offered to certain individuals who would be key directors, officers and employees of Exploreco following the completion of the Arrangement as a material inducement to their acceptance of employment with Exploreco. Exploreco's success will depend in large measure on such key individuals. Failure to obtain the requisite Shareholder or regulatory approval of the Initial Private Placement may result in such key individuals not agreeing to carry on as employees of Exploreco. The loss of the services of such key personnel could have a material adverse effect on Exploreco.

Approval of the Exploreco Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Exploreco of the Exploreco Stock Option Plan which will authorize the Exploreco board of directors to issue stock options to directors, officers, employees or other service providers (collectively "Service Providers") of Exploreco and its Subsidiaries. A copy of the Exploreco Stock Option Plan is set out in Appendix L to this Information Circular.

The proposed Exploreco Stock Option Plan is in accordance with the TSX's policies on listed company share incentive arrangements. Initially, the Exploreco Stock Option Plan will authorize Exploreco's board of directors to issue a total of 2,500,000 stock options to purchase common shares of Exploreco provided that the number of Exploreco Shares reserved from time to time for options may not be more than 10% of the aggregate number of then

issued and outstanding Exploreco Shares. Pursuant to the Exploreco Stock Option Plan, the directors of Exploreco may, from time to time, at their discretion, grant to Service Providers of Exploreco, or any of its subsidiaries, in connection with their employment or position, options to purchase Exploreco Shares. All options granted will be in compliance with the requirements of the TSX. The purchase price for any Exploreco Shares under an option shall be fixed by the directors of Exploreco at the time of granting of such option, provided that it is not lower than the closing price of the Exploreco Shares on the TSX on the date immediately prior to the date of the grant. In addition, the board of directors of Exploreco may, in its discretion, permit vested stock options to be surrendered to Exploreco unexercised in consideration for a payment to the holder of such options in cash or Exploreco Shares having a value equal to the excess, if any, of the aggregate fair market value of the Exploreco Shares able to be purchased pursuant to such options, determined by reference to the closing price of the Exploreco Shares on the TSX on the trading day immediately prior to the date of surrender of the stock options, over the aggregate exercise price of such options. All options will be non-assignable and non-transferable. The term of an option and vesting provisions may be exercised during a period not exceeding ten years from the date upon which the option was granted, and any options granted shall vest pursuant to vesting schedules determined by the board of directors of Exploreco in its sole discretion.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Exploreco Stock Option Plan:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of Exploreco that the Exploreco Stock Option Plan, as more particularly described in Vermilion's Information Circular dated December 17, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Exploreco or their associates or affiliates will be excluded. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Exploreco Stock Option Plan.

Advance Shareholder Approval of Future Issuances of Common Shares of Exploreco

Currently there is no market for Exploreco Shares and there can be no assurance that there will be a market for Exploreco Shares. However, the directors of Exploreco believe it is in the best interest of Exploreco to pass the resolution described below at this time.

The policies of the TSX provide that the aggregate number of shares of a listed corporation which are issued or made subject to issuance by way of one or more private placement transactions during any particular six month period may not exceed 25% of the number of shares outstanding at the beginning of the aforesaid six month period without first receiving the approval of the shareholders of the listed corporation on such terms and conditions as the TSX may impose in respect of securing such approval. The effect of this policy is to prevent a listed corporation from completing private placements that may, on a cumulative basis, exceed the aforesaid 25% limit until such time as the shareholders of the listed corporation have passed an ordinary resolution approving the private placement that the listed corporation intends to enter into, or unless advance shareholder approval is obtained.

At this stage of its development, one of Exploreco's main sources of capital will be equity financing. In order for Exploreco to raise funds to carry on its ongoing programs or to finance the acquisition of new properties, Exploreco may need to negotiate private placement subscriptions for its common shares or securities convertible into its common shares. As it is possible that the Exploreco Shares may be listed on the TSX, management considers that it is in the best interests of Exploreco to obtain advance approval from its shareholders due to the possibility of entering into private placements that may exceed the TSX's 25% policy described above, provided that such placements are completed within 12 months of the date that the shareholders give such advance approval. Obtaining advance approval should obviate the necessity of securing further shareholder approval for each specific private placement and will thus reduce the time required to obtain regulatory approval therefor. This in turn should decrease Exploreco's administrative costs relating to such private placements and should allow greater flexibility to facilitate the raising of additional capital. Exploreco understands that it is the current practice of the TSX that such advance

approval will be recognized as effective as long as the TSX is satisfied with the disclosure in the proxy materials sent to shareholders in connection with the meeting at which such resolution will be considered.

Any private placement(s) contemplated by Exploreco in reliance on advance approval sought at the Meeting will be subject to the following additional characteristics:

(a) each private placement must be substantially with parties who are at arm's length to Exploreco;

(b) each placement cannot materially affect control of Exploreco; and

(c) the policies of the TSX relative to private placement pricing will be followed subject to the TSX's discretion to impose more restrictive policies. The TSX's current pricing policy is briefly described as follows:

the price at which a share of Exploreco may be issued by way of private placement must not be lower than the closing market price of Exploreco's Shares as traded on the TSX on the day prior to the date that notice of the private placement is given to the TSX less the applicable discounts as follows:

Proposed Issue	Price Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
over $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by holders thereof).

The TSX has the discretion to determine whether or not a particular private placement is substantially at arm's length or will result in a material change of control. For these and other reasons, the TSX may require specific shareholder approval for any particular private placement.

In addition to the Initial Private Placement described under "Approval of Initial Private Placement", Exploreco may need to enter into one or more private placements to be completed within 12 months of the date of the Meeting and such placements may result in the issuance of Exploreco Shares or securities convertible into Exploreco Shares aggregating up to 19,000,000 additional Exploreco Shares. As a result, Exploreco requests that the Shareholders approve the following ordinary resolution:

> "BE IT RESOLVED that subject to regulatory approval and in compliance with the rules and policies of the Toronto Stock Exchange, Exploreco be allowed and is hereby authorized to enter into one or more private placement transactions in addition to the private placement referred to under "Approval of Initial Private Placement" in Vermilion's Information Circular dated December 17, 2002 (the "Information Circular"), during the 12 month period commencing on the date of adoption of this resolution by the shareholders and on such terms as are more particularly described in the Information Circular and providing for the issuance of up to 19,000,000 Exploreco Shares or other securities convertible into a maximum of 19,000,000 Exploreco Shares."

The directors of Exploreco believe the passing of the foregoing resolution is in the best interests of Exploreco, since it will give Exploreco additional flexibility in accessing capital markets on a timely basis. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution.

Approval of the Unit Rights Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of a trust unit rights incentive plan (the "Unit Rights Incentive Plan") which will authorize the board of directors of Amalgamationco to grant rights ("Rights") to purchase Trust Units to directors, officers, consultants, employees, consultants or other service providers (collectively "Service Providers") of the Trust and any of its Subsidiaries, including Amalgamationco. A copy of the Unit Rights Incentive Plan is set out in Appendix M to the Information Circular.

The proposed Unit Rights Incentive Plan is in accordance with the TSX's policies on listed company share incentive arrangements. Initially, the Unit Rights Incentive Plan will authorize Amalgamationco's board of directors to issue a total of 6,000,000 Rights to purchase Trust Units provided that the number of Trust Units reserved from time to time for Rights may not be more than 10% of the aggregate number of then issued and outstanding Trust Units. Pursuant to the Unit Rights Incentive Plan, the directors of Amalgamationco may, from time to time, at their discretion, grant to Service Providers of the Trust, or any of its subsidiaries, including Amalgamationco, in connection with their employment or position, Rights to purchase Trust Units. All Rights granted will be in compliance with the requirements of the TSX. The board of directors of Amalgamationco may, in its discretion, permit vested Rights to be surrendered to the Trust unexercised in consideration for a payment to the holder of such Rights in cash or Trust Units having a value equal to the excess, if any, of the aggregate fair market value of the Trust Units able to be purchased pursuant to such Rights, determined by reference to the closing price of the Trust Units on the TSX on the trading day immediately prior to the date of surrender of the Rights, over the aggregate exercise price of the Rights. All Rights will be non-assignable and non-transferable.

The term of a Right and vesting provisions may be exercised during a period not exceeding ten years from the date upon which the Right was granted (the "Grant Date"), and any Rights granted shall vest pursuant to vesting schedules determined by the board of directors of Amalgamationco in its sole discretion. Subject to regulatory approval, the grant price ("Grant Price") per Right shall be equal to the per Unit closing price of Trust Units on the TSX on the trading day immediately preceding the Grant Date. At the election of a holder of Rights, the exercise price ("Exercise Price") per Right may be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Unit Rights Incentive Plan for the Trust:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the Unitholders of the Trust that the Unit Rights Incentive Plan, as more particularly described in Vermilion's Information Circular dated December 17, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Amalgamationco or their associates or affiliates will be excluded. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Unit Rights Incentive Plan.

Approval of the Amalgamationco Employee Bonus Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption of the Employee Bonus Plan for Amalgamationco. The principal purpose of the Employee Bonus Plan is to advance the interests of the Trust and its subsidiaries by providing for bonuses for employees of Amalgamationco and its subsidiaries who are designated as participants thereunder. The goal in implementing the Employee Bonus Plan is to attract and retain such employees, make their compensation competitive with other opportunities, provide them

with an incentive to strive to achieve the financial and business objectives of the Trust and the Managed Entities (including Amalgamationco), and align their interests with those of the Unitholders.

The Employee Bonus Plan will be administered by the board of directors of Amalgamationco. Under the Employee Bonus Plan, the board of directors of Amalgamationco will, on an annual basis, assess the performance of participants in the plan and may allocate bonuses to such participants in such amounts as the board determines appropriate in its sole discretion. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed 2% per year of the net operating income of the Managed Entities (including the Trust and Amalgamationco). The payment of bonuses in any plan year may be made in cash, in Trust Units, or in a combination of cash and Trust Units as the board of directors may determine in its sole discretion. A total of 2,000,000 Trust Units will be reserved for issuance pursuant to the Employee Bonus Plan. In the event of a change of control, Amalgamationco shall terminate the Employee Bonus Plan and pay to an employee a final bonus amount determined and allocated by the board of directors in its sole discretion out of the monthly bonus amount accumulated within the plan at the time of the change of control. This amount will accrue at the rate of 2% per month of the net operating income of the Managed Entities for each month. A copy of the Employee Bonus Plan is set out in Appendix N to this Information Circular.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Employee Bonus Plan for Amalgamationco:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of Unitholders of the Trust that the Employee Bonus Plan, as more particularly described in Vermilion's Information Circular dated December 17, 2002, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. For this purpose, Common Shares held, directly or indirectly, or over which control or direction is exercised, by the directors and officers or other insiders of Amalgamationco or their associates or affiliates will be excluded. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the Employee Bonus Plan.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Vermilion to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Vermilion who will be specifically remunerated therefor. All costs of the solicitation will be borne by Vermilion. Vermilion has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolution.

Appointment and Revocation of Proxies

Accompanying this Information Circular are, in the case of Holders of Common Shares, a form of proxy printed on GREEN paper and in the case of Holders of Options, a form of proxy printed on YELLOW paper for use at the Meeting.

The Persons named in the enclosed forms of proxy are directors or officers of Vermilion. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8. A form of proxy must be received by Computershare Trust Company of

Canada at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the record date for the Meeting as at the close of business on December 9, 2002. Securityholders of Vermilion of record as at the Record Date are entitled to receive notice of to attend and to vote at the Meeting, except to the extent a holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Vermilion).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the Arrangement Resolution and the resolutions with respect to the other matters to be considered at the Meeting.**

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Vermilion knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at December 16, 2002, 55,863,418 Common Shares were issued and outstanding and Options to purchase 4,115,869 Common Shares were outstanding. To the knowledge of the directors and senior officers of Vermilion, as of the date hereof no person beneficially owns directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all of the outstanding Common Shares.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each Holder of Securities issued by Vermilion after the Record Date and prior to the date of the Meeting will be entitled

to receive notice of and to vote at the Meeting. Each such Securityholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held and each Optionholder will be entitled to one vote for each Common Share obtainable upon the exercise of such Options;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Shareholders and Optionholders, voting separately as a class;

(c) the quorum at the Meeting of the Shareholders and Optionholders will, in each case, be persons present in person or by proxy and holding or representing not less than 15% of the Common Shares and 15% of the Options entitled to be voted at such Meeting; and

(d) if no quorum of both Shareholders and Optionholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, if at least two holders of Common Shares and two holders of Options, shall be a quorum for all purposes.

Other Matters

Under the Interim Order, votes cast by Shareholders at the Meeting will be deemed to be votes cast by: (a) holders of Exploreco Shares at a meeting of holders of Exploreco Shares as it relates to the sections "Approval of the Initial Private Placement", "Approval of Exploreco Stock Option Plan", and "Advance Shareholder Approval of Issuances of Common Shares of Exploreco"; and (b) Trust Unitholders at a meeting of Unitholders as it relates to the sections "Approval of the Unit Rights Incentive Plan" and "Approval of the Amalgamationco Employee Bonus Plan". In order for the resolutions described in these sections to be passed, they must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. See "Other Matters to be Brought Before the Meeting".

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 17th day of December, 2002.

(signed) Jeffrey S. Boyce
President and Chief Executive Officer

(signed) Stephen Bjornson
Vice President, Finance, Corporate Secretary
and Chief Financial Officer

APPENDIX A
ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the Arrangement under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule 1 to Appendix C to the information circular accompanying the notice of this meeting is hereby approved and authorized;

2. the Arrangement Agreement dated December 16, 2002 among Vermilion Resources Ltd. ("Vermilion"), Clear Energy Inc., Vermilion Acquisition Ltd. and Vermilion Energy Trust, a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of Vermilion may, without further notice to or approval of the holders of Common Shares or the holders of Options, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Vermilion is hereby authorized, for and on behalf of Vermilion, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B
INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY VERMILION RESOURCES LTD. AND VERMILION ACQUISITION LTD.

Before The Honourable	)	At the Court House, at Calgary, Alberta, on
Justice D.G. Hart	))	December 17, 2002
in Chambers	)	

INTERIM ORDER

UPON the application by Petition of Vermilion Resources Ltd. ("Vermilion") and Vermilion Acquisition Ltd. ("Acquisitionco");

AND UPON reading the said Petition and the Affidavit of Jeffrey S. Boyce, filed herein;

AND UPON hearing counsel for Vermilion and AcquisitionCo;

AND UPON reviewing the Affidavit of Jeffrey S. Boyce deposing that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a) the Arrangement proposed by Vermilion and Acquisitionco, as described in the Affidavit of Jeffrey S. Boyce sworn December 16, 2002 (the "Affidavit"), and in the form attached as a schedule to the Arrangement Agreement, which Arrangement Agreement is Exhibit "A" to the said Affidavit shall be referred to as the "Arrangement"; and

(b) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular, which Information Circular is Exhibit "B" to the Affidavit.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1. Vermilion shall seek approval of the Arrangement by holders of its common shares ("Shareholders") and the holders of options to acquire its common shares ("Optionholders") (collectively the "Securityholders") in the manner set forth below.

Shareholders and Optionholders Meetings

2. Vermilion shall call and conduct a meeting (the "Meeting") of the Shareholders and the Optionholders for the purpose of considering and voting on the resolution approving the Arrangement (the "Arrangement Resolution").

3. The majority required to pass the resolutions of the Shareholders and the Optionholders approving the Arrangement shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by the Shareholders in person or by proxy at the Meeting and not less than two-thirds of the aggregate votes cast by the Optionholders in person or by proxy at the Meeting. The Optionholders and the Shareholders shall vote separately as separate classes of Securityholders.

4. A quorum at the meeting of the Shareholders and Optionholders shall in each case be two persons present in person, each being a Shareholder or Optionholder, as applicable, entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder or Optionholder, as applicable, so entitled, and together in each case holding or representing by proxy not less than fifteen percent (15%) of the outstanding Common Shares or Options, as applicable, entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum of both Shareholders and Optionholders is not present, the Meeting shall be adjourned to the same day in the next week if a business day, and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting, at the same time and place; and if at such adjourned meeting a quorum is not present, the Optionholders and Shareholders, present, if at least two in each case, shall be a quorum for all purposes.

5. Each Common Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting in respect of the resolutions of the Shareholders and each Option entitled the vote at the Meeting will entitle the holder thereof to one vote at the Meeting in respect of the resolutions of the Optionholders. The board of directors of Vermilion shall fix a record date for the Meeting. Only Securityholders whose names have been entered in the register of Common Shares or Options on the close of business on such record date and holders of Common Shares or Options issued by Vermilion after such record date and prior to the Meeting will be entitled to receive notice of and to vote at such meeting, subject to Section 137 of the ABCA with respect to transferees of Common Shares after that date.

6. With respect to matters to be brought before the Meeting pertaining to items of business affecting Clear Energy Inc. ("Exploreco") or Vermilion Energy Trust (the "Trust"), other than with respect to the Arrangement, each holder of Common Shares shall be entitled to one vote on a ballot at the Meeting for each Common Share held (and the holders of Options shall not be entitled to any votes in respect thereof) and such resolutions will be effective resolutions of the securityholders of Exploreco and the Trust, as applicable, as if passed at a meeting of the securityholders of Exploreco or the Trust, as applicable, entitled to vote on such matters.

Conduct of Meeting

7. The Chairman of the Meeting shall be any officer or director of Vermilion.

8. The only persons entitled to attend and speak at the Meeting shall be, respectively, the Shareholders, the Optionholders or their authorized representatives, together with Vermilion's directors and officers and its auditors, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons should not invalidate any resolution passed or proceeding taken at the Meeting.

Dissent Rights

9. The registered holders of Common Shares are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

The registered holders of Options shall be accorded a right of dissent analogous, to the extent applicable, to a right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

10. In order to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Vermilion at or before the Meeting or by the Chairman of the Meeting at the Meeting. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Securityholders.

11. Shareholders and Optionholders who have voted in favour of the Arrangement Resolution shall not be accorded a right of dissent.

12. Subject to further order of this Court, the rights available to the Shareholders and Optionholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders and Optionholders with respect to the Arrangement Resolution.

13. Notice to the Shareholders and Optionholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares or Options, as the case may be, shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Shareholders and Optionholders in accordance with paragraph 14 of this Order.

Notice

14. An Information Circular, substantially as attached as Exhibit "B" to the Affidavit, filed herein, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the address for such holders as they appear in the records of Vermilion. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

15. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

16. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders and the Executive Director of the Alberta Securities Commission of:

    (a) the Petition;

    (b) this Order;

    (c) the Notice of the Meeting; and

    (d) the notice of the application for the Order approving of the Arrangement on January 15, 2003.

Final Application

17. Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement and the directors of Vermilion have not revoked such approval, Vermilion and Acquisitionco may proceed with an application for approval of the Arrangement and the Final Order on January 15, 2003 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate of Amendment, all Securityholders, Vermilion, Acquisitionco, Exploreco and the Trust will be bound by the Arrangement in accordance with its terms.

18. Any Securityholder or any other interested party desiring to appear and make submissions at the final application on January 15, 2003 is required to file with this Court and serve, upon Vermilion and Acquisitionco, on or before 5:00 p.m. on January 10, 2003, a Notice of Intention to Appear including such

party's address for service in the Province of Alberta, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Vermilion or Acquisitionco shall be effected by service upon the solicitors for Vermilion and AcquisitionCo, Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Kent D. Kufeldt.

19. In the event that the application for final approval of the Arrangement on January 15, 2003 is adjourned, only those parties appearing before this Court for the final Application shall have notice of the adjourned date.

"D. G. Hart"
J.C.Q.B.A.

ENTERED at Calgary, Alberta,
December 17, 2002.

"Kevin Hoschka"
Clerk of the Court

APPENDIX C
ARRANGEMENT AGREEMENT

Arrangement Agreement

December 16, 2002

Among:

VERMILION RESOURCES LTD., a corporation amalgamated under the laws of Alberta (**"Vermilion"**)

and

CLEAR ENERGY INC., a corporation incorporated under the laws of Alberta (**"Exploreco"**)

and

VERMILION ACQUISITION LTD., a corporation incorporated under the laws of Alberta (**"Acquisitionco"**)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **VERMILION ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the **"Trust"**)

Recitals

A. Vermilion wishes to propose an arrangement with Acquisitionco and involving Exploreco and the Trust and with holders of securities of Vermilion in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

B. Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1 INTERPRETATION

1.01 Definitions

In this Agreement, the following terms have the following meanings:

"ABCA" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acquisitionco" means Vermilion Acquisition Ltd., a corporation incorporated under the ABCA;

"Acquisitionco Arrangement Resolution" means the resolution of the Acquisitionco common shareholder approving the Arrangement;

"Agreement", **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Amalgamated Corporation**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Arrangement**" means the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Calgary, Alberta;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Common Shares**" means the common shares in the capital of Vermilion and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" *means the date the Arrangement becomes effective* under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form set out in Schedule 4 hereto;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of Acquisitionco;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Schedule 2 hereto;

"**Exploration Assets**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Exploreco**" means Clear Energy Inc., a corporation incorporated under the ABCA;

"**Exploreco Arrangement Resolution**" means the resolution of the Exploreco shareholder approving the Arrangement;

"**Exploreco Conveyance Agreement**" means the agreement to be entered into between Vermilion and Exploreco effecting the sale by Vermilion to Exploreco of the Exploration Assets;

"**Exploreco NAV**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Exploreco Principal Amount**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Exploreco Shares**" means the common shares in the capital of Exploreco;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"First Pre-Closing Amalgamation" means the amalgamation to occur on January 1, 2003 of Vermilion Resources Ltd. with its wholly-owned subsidiary 973675 Alberta Ltd.;

"Information Circular" means the information circular to be prepared by Vermilion and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

"Interim Notes" means the unsecured, non-interest bearing, demand promissory notes issuable by Acquisitionco under the Arrangement;

"Interim Order" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"ITA" means the *Income Tax Act* (Canada), as amended;

"Meeting" means the special meeting of Common Shareholders and Optionholders to be held to consider the Arrangement, and any adjournments thereof;

"Non-Resident" means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"Notes" means the unsecured, subordinated notes having substantially the terms summarized in Exhibit A to the Plan of Arrangement, issuable by Acquisitionco under the Arrangement in an amount per note determined as of the Effective Date being equal to the greater of: (i) $11.05; and (ii) the amount by which the Weighted Average Trading Price (as defined in the Plan of Arrangement) exceeds the Exploreco Principal Amount;

"Options" means the outstanding stock options, whether or not vested, to acquire Common Shares and **"Optionholders"** means the holders from time to time of Options;

"Person" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"Plan of Arrangement" means the plan of arrangement attached hereto as Schedule 1;

"Registrar" means the Registrar appointed under section 263 of the ABCA;

"Second Pre-Closing Amalgamation" means the amalgamation to occur on the business day prior to the Effective Date of Vermilion Resources Ltd., with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd.;

"subsidiary" has the meaning ascribed to it in the ABCA;

"Support Agreement" means the support agreement to be entered into on the Effective Date substantially in the form set out in Schedule 3 hereto;

"Trust" means the Vermilion Energy Trust, a trust duly settled under the laws of Alberta;

"Trust Unit" means a unit of the Trust issued by the Trust;

"TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"Unitholder Rights Plan" means the unitholder rights plan to be adopted pursuant to a Unitholder Rights Plan Agreement between the Trust and Computershare Trust Company of Canada to be entered into prior to the Arrangement and containing terms substantially similar to those contained in the Shareholder Rights

Plan and containing terms which provide that it shall come into effect at the Effective Time of the Arrangement;

"Vermilion" means Vermilion Resources Ltd., a corporation amalgamated under the ABCA;

"Vermilion Arrangement Resolution" means the special resolution to approve the Arrangement to be presented to Common Shareholders and Optionholders at the Meeting;

1.02 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.03 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.04 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.05 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Schedule 1 - Plan of Arrangement
Schedule 2 - Exchangeable Share Provisions
Schedule 3 - Support Agreement
Schedule 4 - Exchange Trust Agreement

1.06 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.07 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.08 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.09 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.01 Covenants of Vermilion

Vermilion covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with Acquisitionco for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Vermilion Arrangement Resolution and prepare, in consultation and cooperation with Acquisitionco, Exploreco and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Vermilion Arrangement Resolution by the Common Shareholders and by the Optionholders, each voting separately as a class, submit the Arrangement to the Court and apply, in conjunction with Acquisitionco, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) until the Effective Date, not declare or pay any dividends or make any distribution of its properties or assets to any of its shareholders or to others or retire or redeem any Common Shares or other securities;

(m) except for the First Pre-Closing Amalgamation and the Second Pre-Closing Amalgamation, not merge into or with, or consolidate with, any other Person or, except in the ordinary course of business, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(n) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(o) prior to the Effective Date, make application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) and the Exploreco Shares on the TSX.

2.02 Covenants of Exploreco

Exploreco covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Vermilion in its application for the Interim Order;

(d) take all steps necessary to ensure that the Exploreco Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Vermilion not to be unreasonably withheld;

(f) except as contemplated in the Information Circular, until the Effective Date, not issue any securities or enter into any agreements, to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) forthwith carry out the terms of the Final Order to the extent applicable to Exploreco;

(i) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to Acquisitionco, the Trust or Vermilion or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(j) prior to the Effective Date, cooperate with Vermilion in making the application to list the Exploreco Shares on the TSX.

2.03 Covenants of Acquisitionco

Acquisitionco covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court, in conjunction with Vermilion, for the Interim Order;

(d) take all steps necessary to ensure that the Acquisitionco Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Vermilion, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Vermilion, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(j) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors any confidential information relating to Vermilion or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(k) on the Effective Date, issue the Notes, Interim Notes and Exchangeable Shares in exchange for the issued and outstanding Common Shares and Options in accordance with the Arrangement.

2.04 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Effective Date, not carry on any business or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(d) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(e) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors any confidential information relating to Vermilion or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(f) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Vermilion;

(g) prior to the Effective Date, cooperate with Vermilion in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX;

(h) on the Effective Date, issue the Trust Units in exchange for the Notes in accordance with the Arrangement; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.05 Additional Covenants

Each of the Trust and Acquisitionco further covenants and agrees as follows:

(a) on the Effective Date, the Trust and Acquisitionco shall execute and deliver the Support Agreement containing the terms and conditions set forth in Schedule 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(b) on the Effective Date, the Trust and Acquisitionco shall execute and deliver the Exchange Trust Agreement containing the terms and conditions set forth in Schedule 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(c) a Common Shareholder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) has received Exchangeable Shares in whole or in part under the Arrangement; and (iv) is not exempt from tax under Part I of the ITA ; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to such exchange by providing two signed copies of the necessary election forms to the Amalgamated Corporation within 120 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed and returned to such former Common Shareholders within 60 days after the receipt thereof by the Amalgamated Corporation for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority). The Amalgamated Corporation will not be responsible for the proper completion of any election form and, except for the obligation of the Amalgamated Corporation to so sign and return duly completed election forms which are received by the Amalgamated Corporation within 120 days of the Effective Date, the Amalgamated Corporation will not be responsible for any taxes, interest or penalties resulting from the failure by a former Common Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, the Amalgamated Corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but the Amalgamated Corporation will have no obligation to do so.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.01 Representations and Warranties of Vermilion

Vermilion represents and warrants to and in favour of Acquisitionco and the Trust as follows, and acknowledges that Acquisitionco and the Trust are relying upon such representations and warranties:

(a) Vermilion is a corporation duly amalgamated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Vermilion consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which a total of 55,862,118 Common Shares are issued and outstanding as at the date of this Agreement and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 4,131,469 Common Shares may be issued under the terms of the Options;

(d) Vermilion owns all of the issued and outstanding shares of Exploreco;

(e) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Vermilion;

  (ii) except as previously disclosed in writing to Acquisitionco and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Vermilion is a party or by which it is bound and which is material to Vermilion or to which any material property of Vermilion is subject, or result in the creation of any encumbrance upon any of the assets of Vermilion under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Vermilion, the breach of which would have a material adverse effect on Vermilion;

(f) except as disclosed to Acquisitionco and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Vermilion, contemplated or threatened against or affecting Vermilion in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Vermilion, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Vermilion and its subsidiaries taken as a whole;

(g) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Vermilion and this Agreement constitutes a valid and binding obligation of Vermilion enforceable against it in accordance with its terms;

(h) Vermilion is under no obligation, contractual or otherwise, to issue any securities, except pursuant to the exercise of Options or as disclosed in the Information Circular;

(i) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Vermilion and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(j) as of the date hereof, the board of directors of Vermilion has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Vermilion; and

(ii) the board of directors of Vermilion will recommend that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.02 Representations and Warranties of Exploreco

Exploreco represents and warrants to and in favour of Acquisitionco and the Trust as follows, and acknowledges that Acquisitionco and the Trust are relying upon such representations and warranties:

(a) Exploreco is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Exploreco consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which a total of one common share is issued and outstanding as of the date of this Agreement and such common share is fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Exploreco;

(ii) except as previously disclosed in writing to Acquisitionco and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Exploreco is a party or by which it is bound and which is material to Exploreco or to which any material property of Exploreco is subject, or result in the creation of any encumbrance upon any of the assets of Exploreco under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Exploreco, the breach of which would have a material adverse effect on Exploreco;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Exploreco, contemplated or threatened against or affecting Exploreco in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Exploreco, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) Exploreco has no subsidiaries;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Exploreco and this Agreement constitutes a valid and binding obligation of Exploreco enforceable in accordance with its terms.

(g) Exploreco is under no obligation, contractual or otherwise, to issue any Exploreco Shares or other securities, except as required pursuant to this Agreement; and

(h) Exploreco has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.03 Representations and Warranties of Acquisitionco

Acquisitionco represents and warrants to and in favour of Vermilion and Exploreco as follows, and acknowledges that Vermilion and Exploreco are relying upon such representations and warranties:

(a) Acquisitionco is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Acquisitionco consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Schedule 2, of which as at the date hereof only one common share is issued and outstanding, which is owned legally and beneficially by the Trust and is fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Acquisitionco;

(ii) except as previously disclosed in writing to Vermilion and Exploreco, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Acquisitionco is a party or by which it is bound and which is material to Acquisitionco or to which any material property of Acquisitionco is subject, or result in the creation of any encumbrance upon any of the assets of Acquisitionco under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Acquisitionco, the breach of which would have a material adverse effect on Acquisitionco;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Acquisitionco, contemplated or threatened against or affecting Acquisitionco in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Acquisitionco, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) Acquisitionco has no subsidiaries;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Acquisitionco and this Agreement constitutes a valid and binding obligation of Acquisitionco enforceable in accordance with its terms;

(g) Acquisitionco is under no obligation, contractual or otherwise, to issue any Acquisitionco shares or other securities, except as required pursuant to this Agreement;

(h) Acquisitionco has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular;

3.04 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Vermilion and Exploreco as follows, and acknowledges that Vermilion and Exploreco are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Vermilion and Exploreco, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than Acquisitionco and the Trust owns all of the issued and outstanding shares of Acquisitionco;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the trustee of the Trust and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not engaged in any undertaking since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.01 Mutual Conditions Precedent

The respective obligations of Vermilion, Exploreco, Acquisitionco and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Vermilion Arrangement Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Vermilion, Exploreco, Acquisitionco and the Trust acting reasonably not later than January 30, 2003 or such later date as the parties hereto may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Vermilion, Exploreco, Acquisitionco and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(d) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(e) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, consents and approvals from Vermilion's principal lenders;

(f) there shall not, as of the Effective Date, be Common Shareholders or Optionholders that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised their rights of dissent under the Interim Order; and

(g) the approval of the TSX of the listing of the Trust Units and the Exploreco Shares to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.02 Additional Conditions to Obligations of Vermilion and Exploreco

In addition to the conditions contained in Section 4.01, the obligation of Vermilion and Exploreco to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by Vermilion and Exploreco without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Acquisitionco and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of Acquisitionco and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Vermilion shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and/or the Optionholders.

4.03 Additional Conditions to Obligations of Acquisitionco and the Trust

In addition to the conditions contained in Section 4.01, the obligation of Acquisitionco and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Acquisitionco and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Vermilion and Exploreco to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Vermilion and Exploreco contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, final condition or business of Vermilion or Exploreco or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.01 *Notices*

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Vermilion, addressed to:

Vermilion Resources Ltd.
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4

Attention: President

(b) Exploreco, addressed to:

Clear Energy Inc.
c/o Vermilion Resources Ltd.
2900, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4

Attention: President

(c) Acquisitionco, addressed to:

Vermilion Acquisition Ltd.
c/o Vermilion Resources Ltd.
2800, 400 – 4th Avenue S.W.
Calgary, Alberta T2P 0J4

Attention: President

(d) The Trust, addressed to:

Vermilion Energy Trust
c/o Computershare Trust Company of Canada
710 Western Gas Tower
530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust Department

ARTICLE 6
AMENDMENT

6.01 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the court before court approval of the Final Order.

6.02 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on January 30, 2003, if the Certificate is not issued on or before January 30, 2003, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.03 Exclusivity

None of the covenants of Vermilion contained herein shall prevent the board of directors of Vermilion from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Vermilion acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.01 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.02 No Assignment

No party may assign its rights or obligations under this Agreement.

7.03 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.04 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder.

7.05 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.06 Time of Essence

Time shall be of the essence.

7.07 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of December 16, 2002 as amended from time to time.

Executed and delivered.

VERMILION RESOURCES LTD.

Per: *"Claudio A. Ghersinich"*

CLEAR ENERGY INC.

Per: *"Jeffrey S. Boyce"*

VERMILION ACQUISITION LTD.

Per: *"Lorenzo Donadeo"*

COMPUTERSHARE TRUST COMPANY OF CANADA as trustee for and on behalf of VERMILION ENERGY TRUST

Per: *"W. Anne DeWade"*

Per: *"Dan Sander"*

SCHEDULE 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
Interpretation

1.01 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisitionco**" means Vermilion Acquisition Ltd., a corporation incorporated under the ABCA;

(c) "**Amalgamation**" means the amalgamation of Vermilion and Acquisitionco pursuant to the provisions of the Arrangement;

(d) "**Amalgamated Corporation**" means the corporation resulting from the Amalgamation;

(e) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(f) "**Arrangement Agreement**" means the agreement dated December 16, 2002 among Vermilion, Exploreco, Acquisitionco and the Trust with respect to the Arrangement and all amendments thereto;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(h) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(i) "**Common Shares**" means the common shares in the capital of Vermilion and "**Common Shareholders**" means the holders from time to time of Common Shares;

(j) "**Court**" means the Court of Queen's Bench of Alberta;

(k) "**Depositary**" means Computershare Trust Company of Canada;

(l) "**Dissenting Optionholders**" means registered Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(m) "**Dissenting Shareholders**" means registered Common Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(n) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(o) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(p) **"Election Deadline"** means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(q) **"Exchangeable Share Consideration"** means the consideration in the form of Exchangeable Shares to be received on the election of Common Shareholders pursuant to subsection 3.01(c)(ii);

(r) **"Exchangeable Shares"** means the Series A exchangeable shares in the capital of Acquisitionco;

(s) **"Exercise Price Differential"** means, in respect of an Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Option, multiplied by the number of Common Shares to which such Option relates;

(t) **"Exploration Assets"** means the assets to be distributed by the Partnership to Vermilion prior to the Effective Date which are to be sold by Vermilion to Exploreco as of the Effective Date pursuant to the Exploreco Conveyance Agreement, which assets are more particularly described in the Information Circular;

(u) **"Exploreco"** means Clear Energy Inc., a corporation incorporated pursuant to the ABCA;

(v) **"Exploreco Conveyance Agreement"** means the agreement to be entered into between Vermilion and Exploreco effecting the sale by Vermilion to Exploreco of the Exploration Assets;

(w) **"Exploreco NAV"** means $32,475,639 being the net asset value placed on the Exploration Assets as determined with reference to the GLJ Supplemental Exploreco Report, the Seaton-Jordan Report and the Exploreco Seismic Report;

(x) **"Exploreco Principal Amount"** means the quotient obtained upon dividing the Exploreco NAV by the total number of Interim Notes issuable by Acquisitionco to Common Shareholders and Optionholders pursuant to subsections 3.01(c)(i) and 3.01(d)(iii)(B);

(y) **"Exploreco Seismic Report"** means the report of Boyd Exploration Consultants Ltd. in respect of the seismic data applicable to the Exploration Assets dated December 6, 2002;

(z) **"Exploreco Shares"** means common shares of Exploreco;

(aa) **"Exploreco Share Consideration"** means the consideration in the form of Interim Notes to be received by Common Shareholders and Optionholders pursuant to subsections 3.01(c)(i) and 3.01(d)(iii)(B) and which will be subsequently exchanged for Exploreco Shares pursuant to subsection 3.01(h);

(bb) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(cc) **"First Pre-Closing Amalgamation"** means the amalgamation to occur on January 1, 2003 of Vermilion Resources Ltd. with its wholly-owned subsidiary 973675 Alberta Ltd.;

(dd) **"GLJ Supplemental Exploreco Report"** means the independent engineering evaluation prepared by Gilbert Laustsen Jung Associates Ltd. dated December 10, 2002 and effective January 1, 2003;

(ee) **"Information Circular"** means the information circular to be prepared by Vermilion and forwarded as part of the proxy solicitation materials to Common Shareholders and Optionholders in respect of the Meeting;

(ff) **"Interim Notes"** means the unsecured, non-interest bearing, demand promissory notes issuable by Acquisitionco as Exploreco Share Consideration in an amount per note equal to the Exploreco Principal Amount;

(gg) **"Interim Order"** means the interim order of the Court made on December 17, 2002 under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) **"ITA"** means the *Income Tax Act* (Canada), as amended;

(ii) **"Letter of Transmittal and Election Form"** means the letter of transmittal and election form accompanying the Information Circular sent to Common Shareholders for making their election to receive in addition to the Exploreco Share Consideration, the Trust Unit Consideration, the Exchangeable Share Consideration or a combination thereof in exchange for their Common Shares;

(jj) **"Meeting"** means the special meeting of Common Shareholders and Optionholders to be held to consider the Arrangement, and any adjournment thereof;

(kk) **"Non-Resident"** means (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(ll) **"Note Indenture"** means the note indenture to be made between Acquisitionco and Computershare Trust Company of Canada governing the issuance of the Notes;

(mm) **"Note Trustee"** means Computershare Trust Company of Canada;

(nn) **"Notes"** means the unsecured, subordinated notes having substantially the terms summarized in Exhibit A hereto, issuable by Acquisitionco under the Arrangement in an amount per note determined as of the Effective Date being equal to the greater of: (i) $11.05; and (ii) the amount by which the Weighted Average Trading Price exceeds the Exploreco Principal Amount;

(oo) **"Options"** means the outstanding stock options, whether or not vested, to acquire Common Shares and **"Optionholders"** means the holders from time to time of Options;

(pp) **"Partnership"** means the Vermilion Resources, the partners of which, upon the occurrence of the Second Pre-Closing Amalgamation, shall be Vermilion and its wholly-owned subsdiary, 764031 Alberta Ltd.;

(qq) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(rr) **"Seaton-Jordan Report"** means the independent land evaluation prepared by Seaton-Jordan & Associates Ltd. effective October 1, 2002;

(ss) **"Second Pre-Closing Amalgamation"** means the amalgamation to occur on the business day prior to the Effective Date of Vermilion Resources Ltd., with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd.;

(tt) **"Shareholder Rights Plan"** means the shareholder rights plan adopted by Vermilion pursuant to the Shareholder Rights Plan Agreement between Vermilion and Montreal Trust Company of Canada dated April 1, 1999;

(uu) **"Trust"** means the Vermilion Energy Trust, a trust duly settled under the laws of Alberta and **"Trust Indenture"** means the trust indenture pursuant to which the Trust was settled;

(vv) **"Trust Unit"** means a unit of the Trust issued by the Trust;

(ww) **"Trust Unit Consideration"** means the consideration in the form of Notes to be received pursuant to subsection 3.01(d)(iii)(A) by an Optionholder and, upon election, by a Common Shareholder and which will be subsequently exchanged for Trust Units pursuant to subsection 3.01(c)(ii);

(xx) **"Unitholder Rights Plan"** means the unitholder rights plan to be adopted pursuant to a Unitholder Rights Plan Agreement between the Trust and Computershare Trust Company of Canada to be entered into prior to the Arrangement and containing terms substantially similar to those contained in the Shareholder Rights Plan and containing terms which provide that it shall come into effect at the Effective Time of the Arrangement;

(yy) **"Vermilion"** means Vermilion Resources Ltd., a corporation amalgamated under the ABCA and also means the continuing body corporate following the First Pre-Closing Amalgamation and the Second Pre-Closing Amalgamation; and

(zz) **"Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period.

1.02 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.05 The following exhibit to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

Exhibit A - Terms of Notes

ARTICLE 2
Arrangement Agreement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.02 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) Common Shareholders; (ii) Optionholders; (iii) Vermilion; (iv) Exploreco; (v) Acquisitionco; and (vi) the Trust.

2.03 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
Arrangement

3.01 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Shareholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

(b) Vermilion shall sell the Exploration Assets to Exploreco in accordance with the Exploreco Conveyance Agreement pursuant to which Exploreco shall issue to Vermilion as consideration for the Exploration Assets such number of Exploreco Shares which when added to Exploreco's then issued and outstanding shares shall be equal to the total number of Exploreco Shares to be exchanged for Interim Notes as provided for in subsection 3.01(h);

(c) each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) shall be exchanged with Acquisitionco, for:

(i) Exploreco Share Consideration on the basis of one Interim Note for each Common Share held; and

(ii) in accordance with the election or deemed election of the holder of such Common Share and subject to sections 3.02 and 3.03:

(A) Trust Unit Consideration on the basis of one Note for each Common Share held;

(B) Exchangeable Share Consideration on the basis of one Exchangeable Share for each Common Share held; or

(C) a combination of Trust Unit Consideration and Exchangeable Share Consideration;

(d) each Option (other than Options held by Dissenting Optionholders) shall:

(i) be amended to remove any restrictions on transferability;

(ii) be amended to vest in its entirety; and

(iii) subject to adjustment under section 5.05, be exchanged with Acquisitionco for consideration equal to the greater in value of:

(A) $0.05 for each Common Share subject to issuance pursuant to an Option; or

(B) (1) Trust Unit Consideration equal to the number of Notes which is the quotient obtained upon dividing the Exercise Price Differential of the Option by the Weighted Average Trading Price (the "Quotient"); and

(2) Exploreco Share Consideration equal to the same number of Interim Notes as the Quotient;

(e) each Option acquired by Acquisitionco for the consideration described in subsection 3.01(d)(iii)(A) shall be cancelled and each Option acquired by Acquisitionco for the consideration described in Subsection 3.01(d)(iii)(B) shall be exchanged with Vermilion for that number of Common Shares equal to the Quotient, rounded down to the next lowest whole number of Common Shares and the Option shall thereupon be cancelled;

(f) each Note shall be exchanged with the Trust for one Trust Unit;

(g) Vermilion and Acquisitionco, shall be amalgamated and continue as one corporation in accordance with the following:

(i) the Common Shares shall be cancelled without any repayment of capital;

(ii) the articles of the Amalgamated Corporation shall be the same as the articles of Acquisitionco, and the name of the amalgamated corporation shall be "Vermilion Resources Ltd.";

(iii) no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation and for greater certainty, the common shares, Exchangeable Shares, Notes and Interim Notes of Acquisitionco shall survive and continue to be common shares, Exchangeable Shares, Notes and Interim Notes of the Amalgamated Corporation without amendment;

(iv) the property of each of the amalgamating corporations shall continue to be the property of the Amalgamated Corporation;

(v) the Amalgamated Corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

(viii) a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations may be enforced by or against the Amalgamated Corporation;

(ix) the Articles of Amalgamation of the Amalgamated Corporation shall be deemed to be the Articles of Incorporation of the Amalgamated Corporation and the Certificate of Amalgamation of the Amalgamated Corporation shall be deemed to be the Certificate of Incorporation of the Amalgamated Corporation;

(x) the by-laws of Acquisitionco shall be the by-laws of the Amalgamated Corporation;

(xi) the first directors of the Amalgamated Corporation shall be the directors of Acquisitionco;

(xii) the first officers of the Amalgamated Corporation shall be the officers of Acquisitionco; and

(xiii) the registered office of the Amalgamated Corporation shall be the registered office of Acquisitionco;

(h) subject to adjustment under section 5.06, the Interim Notes shall be redeemed by the Amalgamated Corporation in exchange for Exploreco Shares on the basis of three Interim Notes for one Exploreco Share; and

(i) the Unitholder Rights Plan shall become effective.

3.02 With respect to the elections to be made by Common Shareholders other than Dissenting Shareholders:

(a) each Common Shareholder shall elect to receive either the Trust Unit Consideration, the Exchangeable Share Consideration or a combination thereof by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares; and

(b) any Common Shareholder who:

(i) is a Non-Resident;

(ii) is exempt from tax under Part I of the ITA; or

(iii) does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of subsection 3.02(a) and the Letter of Transmittal and Election Form in respect of an election to receive the Exchangeable Share Consideration,

shall be deemed to have elected to receive the Trust Unit Consideration for such holder's Common Shares.

3.03 If the aggregate number of Exchangeable Shares that would, but for this section 3.03, be issued to Common Shareholders pursuant to section 3.01 exceeds 6,000,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any such holder, subject to rounding, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is 6,000,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and a number of Notes will be issued to such holder as is necessary to ensure that the aggregate number of Exchangeable Shares and Notes issued for the Common Shares of such holder, as applicable, is equal to the number of such Common Shares.

3.04 With respect to each Common Shareholder (other than Dissenting Shareholders) and each Optionholder (other than Dissenting Optionholders) immediately before the Effective Time and with respect to the exchange of Options by Acquisitionco pursuant to section 3.01:

(a) upon the exchange of Common Shares thereof pursuant to subsection 3.01(c):

(i) such holder shall cease to be a holder of Common Shares and the name of such holder shall be removed from the register of holders of Common Shares;

(ii) Acquisitionco shall become the holder of the Common Shares so exchanged and shall be added to the register of holders of Common Shares;

(iii) Acquisitionco shall allot and issue to such holder the number of Interim Notes issuable to such holder on the basis set forth in subsection 3.01(c)(i), and the name of such holder shall be added the register of holders of Interim Notes; and

(iv) Acquisitionco shall allot and issue to such holder the number of Notes and/or Exchangeable Shares issuable to such holder on the basis set forth in subsection

3.01(c)(ii), and the name of such holder shall be added to the register of holders of Notes and/or Exchangeable Shares, as applicable;

(b) upon the exchange of Options for Notes and Interim Notes pursuant to subsection 3.01(d):

(i) such holder shall cease to be a holder of Options and the name of such holder shall be removed from the register of holders of Options;

(ii) Acquisitionco shall become the holder of such Options;

(iii) Acquisitionco shall pay to an Optionholder so entitled, the cash consideration payable to such holder on the basis set forth in subsection 3.01(d)(iii)(A);

(iv) Acquisitionco shall allot and issue to an Optionholder so entitled, the number of Notes issuable to such holder on the basis set forth in subsection 3.01(d)(iii)(B)(1), and the name of such holder shall be added to the register of holders of Notes;

(v) Acquisitionco shall allot and issue to an Optionholder so entitled, the number of Interim Notes issuable to such holder on the basis set forth in subsection 3.01(d)(iii)(B)(2), and the name of such holder shall be added to the register of holders of Interim Notes; and

(c) upon the exchange between Acquisitionco and Vermilion of Options for Common Shares pursuant to subsection 3.01(e):

(i) Acquisitionco shall cease to be a holder of Options and Acquisitionco shall be removed from the register of holders of Options;

(ii) Vermilion shall become the holder of such Options and such Options shall be cancelled; and

(iii) Vermilion shall allot and issue to Acquisitionco the number of Common Shares issuable to Acquisitionco, on the basis set forth in subsection 3.01(e), and Acquisitionco shall be added to the register of holders of Common Shares;

(d) upon the exchange of Notes for Trust Units pursuant to subsection 3.01(f):

(i) such holder shall cease to be a holder of Notes and the name of such holder shall be removed from the register of holders of Notes; and

(ii) the Trust shall become the holder of the Notes so exchanged and shall be entered on the register of holders of Notes; and

(iii) the Trust shall allot and issue to such holder the number of Trust Units issuable to such holder on the basis set forth in subsection 3.01(f) and the name of such holder shall be added to the register of holders of Trust Units; and

(e) upon the exchange of Interim Notes for Exploreco Shares pursuant to subsection 3.01(h):

(i) such holder shall cease to be a holder of Interim Notes and the name of such holder shall be removed from the register of holders of Interim Notes;

(ii) the Amalgamated Corporation shall cease to be a holder of Exploreco Shares and the Amalgamated Corporation shall be removed from the register of holders of Exploreco Shares;

(iii) the Amalgamated Corporation shall transfer to such holder the number of Exploreco Shares issuable to such holder on the basis set forth in subsection 3.01(h), and the name of such holder shall be added to the register of holders of Exploreco Shares; and

(iv) all of the Interim Notes shall be cancelled.

3.05 A Common Shareholder who (i) has exchanged Common Shares under the Arrangement; (ii) is not a Non-Resident; (iii) has received Exchangeable Shares in whole or in part under the exchange; and (iv) is not exempt from tax under Part I of the ITA; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to such exchange by providing two signed copies of the necessary election forms to the Amalgamated Corporation within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed and returned to such former Common Shareholder within 60 days after the receipt thereof by the Amalgamated Corporation for filing with the Canada Customs and Revenue Agency (or the applicable provincial taxing authority). The Amalgamated Corporation will not be responsible for the proper completion of any election form and, except for the obligation of the Amalgamated Corporation to so sign and return duly completed election forms which are received by the Amalgamated Corporation within 120 days of the Effective Date, the Amalgamated Corporation will not be responsible for any taxes, interest or penalties resulting from the failure by a former Common Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, the Amalgamated Corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but the Amalgamated Corporation will have no obligation to do so.

ARTICLE 4
Dissenting Securityholders

4.01 Each registered Common Shareholder and each registered Optionholder shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder or a Dissenting Optionholder (collectively, a "Dissenting Securityholder") shall, at the Effective Time and prior to the Amalgamation, cease to have any rights as a Common Shareholder or Optionholder, as the case may be, and shall only be entitled to be paid the fair value of the holder's Common Shares or Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Common Shares or Options, as applicable, shall be deemed to have transferred the holder's Common Shares or Options to Vermilion for cancellation on the Effective Date, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares or Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Common Shares or Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Common Shareholders and Optionholders at the Meeting; but in no event shall Vermilion or the Amalgamated Corporation be required to recognize such Dissenting Securityholder as Common Shareholders or Optionholders of Vermilion or the Amalgamated Corporation after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

ARTICLE 5
Outstanding Certificates and Fractional Notes

5.01 From and after the Effective Time, certificates formerly representing Common Shares acquired by Acquisitionco under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than

those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.01, to receive the fair value of the Common Shares represented by such certificates.

5.02 From and after the Effective Time, the option agreements providing for the Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to section 4.01, to receive the fair value of the Options represented by such option agreements.

5.03 The Trust and the Amalgamated Corporation shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Common Shareholder of Common Shares acquired by Acquisitionco under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b) if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of Exploreco Shares, Trust Units and/or Exchangeable Shares issued to such holder under the Arrangement.

5.04 The Trust and the Amalgamated Corporation shall, as soon as practicable following the Effective Time, forward or cause to be forwarded by first class mail (postage prepaid) to each former Optionholder, at the address specified in the agreement providing for such Options or if not so provided at the address for such holder in the records of Vermilion, a cheque representing the payment required to be made to such holder as determined in accordance with subsection 3.01(d)(ii)(A) and in accordance with paragraph 5.05 and certificates representing the number of Trust Units and Exploreco Shares issued to such holder under the Arrangement.

5.05 No fractional Notes or fractional Interim Notes shall be issued in exchange for Options. Where the exchange of Options pursuant to subsection 3.01(d) would otherwise result in a holder being entitled to receive a fraction of a Note and a fraction of an Interim Note, such holder shall receive, in lieu of any such fractional Note and fractional Interim Note, an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) the Weighted Average Trading Price. For greater certainty, each beneficial holder of Options shall be entitled to the benefit of only one adjustment.

5.06 No certificates representing fractional Exploreco Shares shall be issued upon the exchange of Interim Notes for Exploreco Shares. In lieu of any fractional Exploreco Shares, each registered Common Shareholder or Optionholder, as the case may be, otherwise entitled to a fractional interest in an Exploreco Share will receive the next highest whole number of Exploreco Shares.

5.07 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to the Trust and its transfer agent in such form as is satisfactory to the Trust and such transfer agent or otherwise indemnify the Trust, AcquistionCo and the transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.08 Only one global Note certificate representing the Notes shall be issued. Such certificate shall be issued to the Note Trustee in trust for the registered holders of the Notes, as determined under section 3.01. The Note Trustee shall then, on behalf of such holders, record the transfer of the Notes represented by such global Note certificate, without recourse, to the Trust pursuant to the Arrangement and receive certificates representing Trust Units for delivery to the persons entitled thereto, all in accordance with and as contemplated by this Plan of Arrangement.

5.09 All distributions made with respect to any Trust Units or Exchangeable Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.10 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing Exploreco Shares and Trust Units shall be deemed to be surrendered to, in the case of Exploreco Shares, to Exploreco, and in the case of the Trust Units and/or Exchangeable Shares, to the Trust, together with all dividends, distributions or cash payments thereon held for such holder.

ARTICLE 6
Amendments

6.01 The Trust, Exploreco and Acquisitionco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Common Shareholders and Optionholders, if and as required by the Court.

6.02 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Trust, Vermilion, Exploreco or Acquisitionco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Trust, Vermilion, Exploreco and Acquisitionco.

6.04 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Trust, provided that it concerns a matter which, in the reasonable opinion of the Trust, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, or any former Common Shareholder or Optionholder.

EXHIBIT A

TERMS OF NOTES

1. **Issuance**

Under the Arrangement, Common Shareholders and Optionholders will be entitled, subject to paragraph 3 below, to receive Notes on the Effective Date.

2. **Note Indenture**

The Notes are to be issued under the Note Indenture.

3. **Global Note Certificate and Transfer to the Trust**

Pursuant to the Plan of Arrangement, all of the Notes outstanding are to be transferred by certain of the former holders of Common Shares and Options (collectively, the "Former Holders") to the Trust in return for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent the Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Former Holders. The Note Trustee shall then on behalf of the Former Holders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to the Former Holders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to the Former Holders, in accordance with Article 5 of the Plan of Arrangement.

4. **Unsecured / Interest**

The Notes are unsecured and bear interest from the date of issue at 13% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

The Notes will rank pari passu with all other unsecured indebtedness of the Amalgamated Corporation, but subordinate to all secured debt.

5. **Redemption of Trust Units**

If any Trust Units are redeemed in exchange for Notes, the Note Indenture provides that if persons other than the Trust ("Non-Trust Holders") own Notes having an aggregate principal amount in excess of $1,000,000 either the Trust or the Non-Trust Holders shall be entitled, among other things, to require the Note Trustee to exercise powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Trust Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of Note Holders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it, while payment is made to other holders of Notes, and to allow other holders of Notes to be paid out before the Trust. Any delayed payments are due five days after demand.

6. **Maturity**

The outstanding principal and any interest outstanding on the Notes shall be due and payable on December 31, 2028.

SCHEDULE 2

EXCHANGEABLE SHARE PROVISIONS

[see Appendix D for the Exchangeable Share Provisions]

SCHEDULE 3

SUPPORT AGREEMENT

[see Appendix E for the Support Agreement]

SCHEDULE 4

EXCHANGE TRUST AGREEMENT

[see Appendix F for the Voting and Exchange Trust Agreement]

APPENDIX D
EXCHANGEABLE SHARE PROVISIONS

SCHEDULE A

TO THE ARTICLES OF INCORPORATION OF VERMILION ACQUISITION LTD. (the "Corporation")

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares, issuable in series.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board of Directors from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Distribution**"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Corporation.

EXCHANGEABLE SHARES

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Distribution**"), holders of each series of Exchangeable Shares shall be entitled, in priority to

holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The rights, privileges, restrictions and conditions attaching to the Series A Exchangeable Shares, as a series, shall be as follows:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of the Series A Exchangeable Share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Automatic Redemption**" has the meaning given to that term in Section 7.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the board of directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Vermilion Acquisition Ltd., a corporation incorporated under the Act, and includes any successor or continued corporation;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or

automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 7.1(b) of these share provisions;

"**Distribution**" means a cash distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit, and for greater certainty does not include a distribution of additional Trust Units pursuant to Section 5.8 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid;

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the trustee under the Trust Indenture;

"**Dividend Record Date**" means the date, if any, fixed by the Board of Directors as the date for determining holders of Exchangeable Shares entitled to receive payment of a dividend declared pursuant to Section 3.1 of these share provisions, and if no such date is so fixed, then "Dividend Record Date" shall be deemed to mean the date on which such dividend is paid to holders of Exchangeable Shares;

"**Effective Date**" has the meaning given to that term in the Plan of Arrangement;

"**Exchange Ratio**" shall as of the Effective Date be equal to one, and shall be cumulatively adjusted thereafter by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the last Business Day prior to that Distribution Payment Date; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the last Business Day prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Exploreco**" means •, a corporation incorporated pursuant to the Act and presently a wholly-owned subsidiary of Vermilion;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holders**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"Liquidation Amount" has the meaning given to that term in Section 5.1 of these share provisions;

"Liquidation Call Right" has the meaning ascribed thereto in Section 5.5 of these share provisions;

"Liquidation Date" has the meaning given to that term in Section 5.1 of these share provisions;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement contemplated in the Arrangement Agreement dated as of December •, 2002 among Vermilion, the Corporation, Exploreco and the Trust;

"Purchase Price" has the meaning given to that term in Section 6.3 of these share provisions;

"Redemption Call Right" has the meaning given to that term in Section 7.5 of these share provisions;

"Redemption Date" means the Automatic Redemption Date or De Minimus Redemption Date, as the context requires;

"Redemption Price" has the meaning given to that term in Section 7.1(a) of these share provisions;

"Retracted Shares" has the meaning given to that term in Section 6.1(a) of these share provisions;

"Retraction Call Right" has the meaning given to that term in Section 6.1(b) of these share provisions;

"Retraction Date" means the date that is seven Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"Retraction Price" has the meaning given to that term in Section 6.1 of these share provisions;

"Retraction Request" has the meaning given to that term in Section 6.1 of these share provisions;

"Securities Act" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the agreement made among the Trust and the Corporation and dated as of the Effective Date;

"TSX" means The Toronto Stock Exchange;

"Transfer Agent" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"Trust" means the Vermilion Energy Trust, a trust organized under the laws of Alberta;

"**Trust Subsidiary**" means any Subsidiary of the Trust other than the Corporation;

"**Trust Indenture**" means the trust indenture relating to the Trust dated •, 2002 between Vermilion and Computershare Trust Company of Canada, as such indenture may be amended from time to time;

"**Trust Units**" means the units of the Trust as constituted on the Effective Date;

"**Trustee**" means the trustee appointed to act as trustee under the Voting and Exchange Trust Agreement, being a corporation authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**Vermilion**" means Vermilion Resources Ltd.;

"**Voting and Exchange Trust Agreement**" means the agreement made among the Trust, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF SERIES A EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to the liquidation and dividend preferences attributed to the Exchangeable Shares as a class, as set out in the articles of the Corporation.

ARTICLE 3
DIVIDENDS

3.1 Holders of Exchangeable Shares will be entitled to receive if, as and when declared by the Board of Directors, and exclusive of any other shares of the Corporation, such cash dividends as may be declared thereon by the Board of Directors from time to time. Such cash dividends shall be paid out of money of the Corporation properly applicable to the payment of dividends. For greater certainty, holders of Exchangeable Shares shall not be entitled to receive any dividends paid by the distribution of assets, shares or property of the Corporation, other than cash.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any dividends declared on the Exchangeable Shares by the Board of Directors, and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the dividend represented thereby unless the cheque is not paid on presentation. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares by the Board of Directors shall be determined by the Board of the Directors in its sole discretion subject to applicable law.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares by the Board of Directors the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividend on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or bylaws of the Corporation in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The restrictions in Sections 4.1(a), 4.1(b) and 4.1(c) above shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of Exchangeable Shares.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Liquidation Date and the Exchange Ratio as at the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.2 of these share provisions. Fractional Trust Units will not be delivered. Any amount payable in satisfaction of the Liquidation Amount that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by the Trust or Trust Subsidiary of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided.

5.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have

not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

5.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.5 The Trust and Trust Subsidiary shall each have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, or any Subsidiary of the Trust) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 5, the "**LCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Liquidation Date, in accordance with Section 5.7 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Liquidation Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

5.6 To exercise the Liquidation Call Right, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation will cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not the Trust or Trust Subsidiary has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Trust Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Liquidation Amount less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than the Trust and any Subsidiary of the Trust) will be limited to receiving such holder's proportionate part of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to

receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 5.1 of these share provisions.

ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 Subject to applicable law, and provided neither the Trust nor Trust Subsidiary has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the Retraction Date and the Exchange Ratio as at the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, in accordance with Section 6.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "**Retraction Request**") in the form of Schedule I hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by the Corporation; and

(b) acknowledging the overriding right (the "**Retraction Call Right**") of the Trust and Trust Subsidiary to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1 hereof of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by the Trust or Trust Subsidiary pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify the Trust and Trust Subsidiary thereof and shall provide to the Trust and Trust Subsidiary a copy of the Retraction Request. In order to exercise the Retraction Call Right, the Trust or Trust Subsidiary must notify the Corporation of its determination to do so (the "**Call Notice**") within two Business Days of notification to the Trust and Trust Subsidiary by the Corporation of the receipt by the Corporation of the Retraction Request. If neither the Trust nor Trust Subsidiary so notifies the Corporation within such two Business Day period and the holder has not indicated that the holder intends to exercise the Exchange Rights, the Corporation will notify the holder as soon as possible thereafter that neither the Trust nor Trust Subsidiary will exercise the Retraction Call Right. If the Trust or Trust

Subsidiary delivers the Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to the Trust or Trust Subsidiary, as applicable (in this Article 6, the "**RCR Exercising Party**"), in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount (the "**Purchase Price**") per share equal to the Retraction Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the Retraction Date, for each Retracted Share. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. To the extent that the RCR Exercising Party pays the Retraction Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither the Trust nor Trust Subsidiary delivers a Call Notice within such two Business Day period (and the holder of the Retracted Shares has not in such circumstances exercised its Exchange Rights), and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Corporation, the Trust or Trust Subsidiary, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in Schedule I hereof or by notice to the holders of Exchangeable Shares, certificates representing the Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, the Trust or Trust Subsidiary, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total Retraction Price, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by the Trust or Trust Subsidiary shall thereafter be considered and deemed for all purposes to be a holder of the Trust Units delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the

redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require the Trust to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by the Trust to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to the Trust or Trust Subsidiary shall be deemed to have been revoked.

ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and provided neither the Trust nor Trust Subsidiary has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to that Redemption Date and the Exchange Ratio as at that Redemption Date (the "**Redemption Price**") (such redemption being an "**Automatic Redemption**"); and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "**De Minimus Redemption Date**" and, collectively with an Automatic Redemption Date, a "**Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (such redemption being a "**De Minimus Redemption**");

such Redemption Price to be satisfied in full in all cases by the Corporation delivering or causing to be delivered that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.3 of these share provisions. Fractional Trust Units will not be issued. Any amount payable in satisfaction of the Redemption Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by the Trust or Trust Subsidiary under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 7.2 to less than 10% of the holders of Exchangeable Shares (other than the Trust and Trust Subsidiary) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

7.3 On or after the applicable Redemption Date and subject to the exercise by the Trust or Trust Subsidiary of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided.

7.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Trust Units delivered to them or the custodian on their behalf.

7.5 The Trust and Trust Subsidiary shall each have the overriding right (the "**Redemption Call Right**"), notwithstanding any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 7, to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust, Trust Subsidiary or any other Subsidiary of the Trust) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by whichever of the Trust or Trust Subsidiary is exercising such right (in this Article 7, the "**RCR Exercising Party**") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Trust Units equal to the Exchange Ratio as at the applicable Redemption Date, in accordance with Section 7.7 of these share provisions. Fractional Trust Units will not be delivered and any amount payable in Trust Units will be rounded down to the nearest whole number of Trust Units. In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

7.6 To exercise the Redemption Call Right, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right at least 45 days before the applicable Redemption Date. The Corporation will cause the Transfer Agent to notify the holders of the

Exchangeable Shares as to whether or not the Trust or Trust Subsidiary has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party will on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, the number of Exchangeable Shares that were to have been redeemed pursuant to this Article 7 for a price per Exchangeable Share equal to the Redemption Price.

7.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Trust Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) in payment of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than the Trust and Trust Subsidiary) will be limited to receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Trust Units to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation will cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Trust Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither the Trust nor Trust Subsidiary exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 of these share provisions.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of Common Shares or cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Subsidiary of the Trust or any affiliate of the Trust) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least five percent (5%) of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least five percent (5%) of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares beneficially owned by the Trust, any Subsidiary of the Trust or any affiliate of the Trust) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Trust Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis as follows:

(a) The Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 11.1(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless

(iv) one or both of the Trust and the Corporation issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares,

evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares.

(b) The Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) it has received the prior written approval of the Corporation and the approval of the holders of the Exchangeable Shares.

(c) The Trust will ensure that the record date for any event referred to in Section 11.1(a) or 11.1(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to the Corporation).

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, the Trust and Trust Subsidiary with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, the Trust and Trust Subsidiary, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreements.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the Voting Rights and the Exchange Rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of the Trust and Trust Subsidiary, and the overriding nature thereof in connection with the liquidation, dissolution or winding- up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of the Trust and Trust Subsidiary as therein provided.

13.3 The Corporation, the Trust, Trust Subsidiary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, the Trust, Trust Subsidiary or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, the Trust, Trust Subsidiary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, the Trust, Trust Subsidiary or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, the Trust, Trust Subsidiary or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

13.4 For greater certainty, any payments to holders of Exchangeable Shares shall be net of applicable taxes, if any, and the payor shall not be obliged to gross up or increase the amount of such payment which would otherwise be made to take into account such taxes. Any such taxes which have been withheld or deducted by the payor thereof shall be remitted to the applicable tax authority within the time required for such remittance.

ARTICLE 14
SPECIFIED AMOUNT

14.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) is $[•]. **[Such amount to be determined shortly before the Effective Date.]**

ARTICLE 15
NON-RESIDENT HOLDERS

15.1 Notwithstanding anything contained herein, the obligation of the Corporation, the Trust or Trust Subsidiary to pay the Retraction Price, Liquidation Price or Redemption Price in respect of the Exchangeable Shares which are held by a resident of any foreign country may be satisfied by delivering the Trust Units which would have been received by the affected holder to the Transfer Agent, who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 16
NOTICES

16.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

16.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. The method of such presentation and surrender of certificates shall be at the sole risk of the holder.

16.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be, or intended to be, taken by the Corporation pursuant thereto.

SCHEDULE I TO SERIES A EXCHANGEABLE SHARE PROVISIONS

NOTICE OF RETRACTION

AND EXERCISE OF EXCHANGE RIGHTS

To Vermilion Acquisition Ltd. (the "Corporation"), the Trust and Trust Subsidiary

This notice is given pursuant to Article 6 of the provisions (the "**Share Provisions**") attaching to the Series A Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

☐ all share(s) represented by this certificate; or

☐ share(s) only of the shares represented by this certificate.

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of the Trust and Trust Subsidiary to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to the Trust and Trust Subsidiary in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to the Trust and Trust Subsidiary, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

Unless the following box is checked, in the event that neither the Trust nor Trust Subsidiary exercise the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase on the Retraction Date the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned is:

(a) not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Customs and Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable the Corporation, the Trust or Trust Subsidiary, as the case may be, to comply with section 116 of the Income Tax Act

(Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to the Corporation, the Trust and Trust Subsidiary that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation, the Trust or Trust Subsidiary, as the case may be, free and clear of all liens, claims and encumbrances.

__________ ____________________ ____________________

(Date) (Signature of Shareholder) (Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ____________________

Name of Person in Whose Name Securities or Cheque(s)
Are to be Registered, Issued or Delivered (please print): ____________________
Street Address or P.O. Box: ____________________
Signature of Shareholder: ____________________
City, Province and Postal Code: ____________________
Signature Guaranteed by: ____________________

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX E
SUPPORT AGREEMENT

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of January, 2003.

AMONG:

VERMILION ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trust**")

\- and -

VERMILION ACQUISITION LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**")

WHEREAS in connection with an arrangement agreement (the "**Arrangement Agreement**") made as of December •, 2002 between the Trust, Vermilion Resources Ltd., Exploreco and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a support agreement containing the terms and conditions set forth in the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably;

AND WHEREAS under the Arrangement Agreement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

In this Agreement, the term "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo. Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF THE TRUST AND ACQUISITIONCO

2.1 Covenants of the Trust Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, the Trust agrees that:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

(b) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

(c) the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Notification of Certain Events

In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding- up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 45 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.3 Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

2.4 Qualification of Trust Units

The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) may be delivered by the Trust, Trust Subsidiary or AcquisitionCo to the initial holder thereof (other than Trust Subsidiary or AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be and remain duly registered, qualified or approved. The Trust represents and warrants that its has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law). The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section 2.5 hereof) to be delivered hereunder to be listed, quoted or posted for trading on The Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.5 Equivalence

(a) The Trust will not:

(i) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection 2.5(a)(ii) above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless

(iv) one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi) the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(b) The Trust will not:

(i) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(iv) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v) the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(c) The Trust will ensure that the record date for any event referred to in section 2.5(a) or 2.5(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

2.6 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "**Bid**") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid). AcquisitionCo acknowledges that under the terms of the Trust Indenture AcquisitionCo shall be delegated with responsibility for these matters and agrees to comply with the foregoing.

2.7 Ownership of Outstanding Shares

The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo. Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

2.8 Trust Not to Vote Exchangeable Shares

The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.9 Due Performance

On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

ARTICLE 3
TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement

supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

4.2 Changes in Capital of Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.5 or 2.6 hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

(b) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to the Trust to:

Vermilion Energy Trust
•

Attention: Manager, Corporate Trust Department

(b) if to AcquisitionCo to:

•

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt

thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Trust Trustee

AcquisitionCo acknowledges that Computershare Trust Company of Canada ("Computershare") is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Computershare or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

COMPUTERSHARE TRUST COMPANY OF CANADA as trustee for and on behalf of VERMILION ENERGY TRUST

Per: ______________________________

Per: ______________________________

VERMILION ACQUISITION LTD.

Per: ______________________________

APPENDIX F
VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of January, 2003.

AMONG:

VERMILION ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "**Trust**"),

\- and -

VERMILION ACQUISITION LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "**AcquisitionCo**"),

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "**Trustee**"),

WHEREAS in connection with an arrangement agreement (the "**Arrangement Agreement**") dated as of December •, 2002 between the Trust, Vermilion Resources Ltd., Exploreco and AcquisitionCo, it was agreed that on the Effective Date (as defined in the Arrangement Agreement), the Trust and AcquisitionCo would enter into a voting and exchange trust agreement containing the terms and conditions set forth in the Arrangement Agreement together with such other terms and conditions as may be agreed by the parties acting reasonably; it is contemplated that AcquisitionCo will directly or indirectly acquire the issued and outstanding common shares of Vermilion Resources Ltd.;

AND WHEREAS under the Arrangement Agreement, it is contemplated that exchangeable shares of AcquisitionCo ("Exchangeable Shares") may be issued by AcquisitionCo, having the attributes described in the Arrangement Agreement including certain exchange rights and voting rights to be created for the benefit of the holders of Exchangeable Shares from time to time;

AND WHEREAS these recitals are made by the Trust and AcquisitionCo but not by the Trustee;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended.

"**Affiliate**" has the meaning given to that term in the *Securities Act.*

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Trust Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries multiplied by (ii) the Equivalent Vote Amount.

"**Automatic Exchange Rights**" means the benefit of the obligation of the Trust or Trust Subsidiary to effect the automatic exchange of Exchangeable Shares for Trust Units pursuant to Section 5.12(c).

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2.

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than the Trust or any of its Subsidiaries.

"**Board of Directors**" means the Board of Directors of AcquisitionCo.

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada.

"**Call Rights**" has the meaning given to that term in the Share Provisions.

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period.

"**Effective Date**" has the meaning given to that term in the Share Provisions.

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Trust Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Trust Unit is entitled with respect to such matter, proposition or question.

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions.

"**Exchange Rights**" has the meaning given to that term in Section 5.1.

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1.

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions.

"**Indemnified Parties**" has the meaning given to that term in Section 8.1.

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated to be bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general

assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Share Provisions.

"**Liquidation Event**" has the meaning given to that term in Section 5.12(b).

"**Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c).

"**List**" has the meaning given to that term in Section 4.6.

"**Officer's Certificate**" means, with respect to Trust Subsidiary or AcquisitionCo, as the case may be, a certificate signed by any officer or director of Trust Subsidiary or AcquisitionCo, as the case may be.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status.

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions.

"**Retracted Shares**" has the meaning given to that term in Section 5.7.

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions.

"**Securities Act**" means the *Securities Act* (Alberta), as amended.

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.

"**Special Voting Right**" means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which, commencing on the first day of the calendar month which immediately follows the Effective Date, entitles the Beneficiaries to a number of votes at meetings of Trust Unitholders equal to the Aggregate Equivalent Vote Amount.

"**Subsidiary**" has the meaning given to that term in the Share Provisions.

"**Support Agreement**" means that certain support agreement made as of even date herewith between the Trust and AcquisitionCo.

"**trust**" means the trust created by this Agreement.

"**Trust**" means the Vermilion Energy Trust, a trust organized under the laws of Alberta.

"**Trust Affiliates**" means Affiliates of the Trust.

"**Trust Consent**" has the meaning given to that term in Section 4.2.

"**Trust Estate**" means the Special Voting Right, any other securities, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

"**Trust Indenture**" has the meaning given to that term in the Share Provisions.

"**Trust Meeting**" has the meaning given to that term in Section 4.2.

"Trust Subsidiary" has the meaning given to that term in the Share Provisions.

"Trust Successor" has the meaning given to that term in Section 10.1(a).

"Trust Unitholders" means holders of Trust Units.

"Trust Units" means the units of the Trust as constituted on the date hereof.

"Trustee" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee.

"TSX" means The Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING RIGHT

3.1 Issue and Ownership of the Special Voting Right

The Trust has issued to and has deposited with the Trustee, the Special Voting Right to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Right by the Trust to the Trustee. During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the

Special Voting Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Right, provided that the Trustee shall:

(a) hold the Special Voting Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Right, and the Special Voting Right shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Special Voting Right with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Right shall at all times be held in safe keeping by the Trustee.

ARTICLE 4
EXERCISE OF SPECIAL VOTING RIGHT

4.1 Special Voting Right

The Trustee, as the holder of record of the Special Voting Right, shall be entitled to all of the votes represented by the Special Voting Right, including the right to vote in person or by proxy the Special Voting Right on any matters, questions, proposals or propositions whatsoever that may properly come before the Trust Unitholders at a Trust Meeting or in connection with a Trust Consent. The Special Voting Right shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15:

(a) the Trustee shall exercise the Special Voting Right only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Trust Meeting is held or a Trust Consent is sought; and

(b) to the extent that no instructions are received from a Beneficiary with respect to the votes relating to the Special Voting Right to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such votes relating to the Special Voting Right.

4.2 Number of Votes

With respect to all meetings of Trust Unitholders at which holders of Trust Units are entitled to vote (a "**Trust Meeting**") and with respect to all written consents sought by the Trust from Trust Unitholders (a "**Trust Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Special Voting Right that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by the Trust or by applicable law for such Trust Meeting or Trust Consent, as the case may be (the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Trust Meeting or in connection with such Trust Consent.

4.3 Mailings to Unitholders

With respect to each Trust Meeting and Trust Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as the Trust utilizes in communications to Trust Unitholders, subject to

applicable regulatory requirements, and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in Section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by the Trust to Trust Unitholders:

(a) a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to Trust Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Trust Meeting or Trust Consent or, pursuant to Section 4.7, to attend such Trust Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or designee thereof to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Trust Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Trust Meeting or Trust Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by the Trust or by applicable law for purposes of determining Trust Unitholders entitled to vote at such Trust Meeting or to give written consent in connection with such Trust Consent. The Trust will notify the Trustee of any decision with respect to the calling of any Trust Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

The Trust will deliver to the Trustee copies of all proxy materials (including notices of Trust Meetings, but excluding proxies to vote Trust Units), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Trust Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Trust Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by the Trust) received by the Trustee from the Trust contemporaneously with the sending of such materials to Trust Unitholders. The

Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.5 Other Materials

As soon as reasonably practicable after receipt by the Trust or any Trust Unitholder (if such receipt is known by the Trust) of any material sent or given by or on behalf of a third party to Trust Unitholders generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of the Trust, copies of all such materials received by the Trustee from the Trust. The Trustee will also make copies of all such material available for inspection by any Beneficiary at the Trustee's principal office in Calgary.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall, (i) prior to each annual, general or special Trust Meeting or the seeking of any Trust Consent, and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Trust Meeting or a Trust Consent, at the close of business on the record date established by the Trust or pursuant to applicable law for determining the Trust Unitholders entitled to receive notice of and/or to vote at such Trust Meeting or to give consent in connection with such Trust Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. The Trust agrees to give AcquisitionCo notice (with a copy to the Trustee) of the calling of any Trust Meeting or the seeking of any Trust Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Trust Meeting or Trust Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled, or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Trust Meeting and Trust Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for the Special Voting Right to attend each Trust Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is

otherwise entitled hereunder to direct the vote if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting, or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as the Trust utilizes in communications to Trust Unitholders subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

The materials referred to above are to be provided by the Trust to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Special Voting Right

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to the Trust, and such Beneficiary Votes and the Special Voting Right represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless, in either case, the Trust shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo pursuant to Article 5 of the Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Trust or Trust Subsidiary pursuant to the exercise by the Trust or Trust Subsidiary of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AcquisitionCo pursuant to Article 5 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Right

The Trust hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "**Exchange Rights**"), upon the occurrence and during the continuance of:

(i) an Insolvency Event; or

(ii) circumstances in which the Trust and Trust Subsidiary may exercise any of the Call Rights, but elect not to exercise such Call Right;

(any such occurrence being an "**Exchange Rights Trigger Event**") to require the Trust or Trust Subsidiary to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights;

all in accordance with the provisions of this Agreement. The Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by the Trust to the Trustee. During the term of the trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by the Trust or Trust Subsidiary, as applicable, for each Exchangeable Share to be purchased by the Trust or Trust Subsidiary, as applicable, under the Exchange Rights shall be an amount per share equal to the product of the Current Market Price of a Trust Unit on the last Business Day prior to the closing of the purchase and sale of such Exchangeable Share under the Exchange Rights and the Exchange Ratio as at such closing date. In connection with each exercise of the Exchange Rights, AcquisitionCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary, as applicable, issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant

Beneficiary, that number of Trust Units equal to the Exchange Ratio on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Rights.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires the Trust or Trust Subsidiary to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, AcquisitionCo, the Trust and Trust Subsidiary may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require the Trust or Trust Subsidiary to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by the Trust or Trust Subsidiary, as applicable free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by the Trust or Trust Subsidiary under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires the Trust or Trust Subsidiary to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer, the Trustee shall notify the Trust and AcquisitionCo of its receipt of the same, which notice to the Trust and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and the Trust or Trust Subsidiary, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of Trust Units issuable in connection with the exercise of the Exchange Rights and the payment of the total purchase price therefor without interest (but less any amounts withheld pursuant to Section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Trust, Trust Subsidiary and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to the Trust and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to the Trust or Trust Subsidiary, as the case may be, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the holder's proportionate part of the total purchase price therefor, unless the requisite number of Trust Units is not allotted, issued and delivered by the Trust or Trust Subsidiary to the Trustee on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such Trust Units are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by the Trust or Trust Subsidiary. Upon delivery by the Trust or Trust Subsidiary to the Trustee of such Trust Units, and the balance of the purchase price, if any, the Trustee shall deliver such Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of

Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised the right under Article 6 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 6.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither the Trust nor Trust Subsidiary shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 6.1 of the Share Provisions and provided further that the Trustee has received written notice of same from the Trust, Trust Subsidiary or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require the Trust or Trust Subsidiary to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to the Trust or Trust Subsidiary pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of the Trust, Trust Subsidiary, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such Trust Units to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, the Trust, Trust Subsidiary and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Trust, Trust Subsidiary or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from the Trust, Trust Subsidiary or AcquisitionCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of the Trust (such funds to be received in advance), a notice of such Exchange Rights Trigger Event in the form provided by the Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Trust Units

The Trust covenants that if any Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian, federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of the Trust or Trust Subsidiary to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian provincial securities law), the Trust will in good faith expeditiously

take all such actions and do all such things as are necessary or desirable to cause such Trust Units to be and remain duly registered, qualified or approved. The Trust will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Trust Units have been listed and remain listed and are quoted or posted for trading at such time.

5.11 Trust Units

The Trust hereby represents, warrants and covenants that the Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Support Agreement, under the Exchangeable Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of the Trust

(a) The Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of (A) receipt by the Trust of notice of, and (B) the Trust otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among its unitholders for the purpose of winding up its affairs, in each case where the Trust has failed to contest in good faith any such proceeding commenced in respect of the Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from the Trust of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by the Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Trust Units in the distribution of assets of the Trust in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "Liquidation Event Effective Date") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Trust Units. To effect such automatic exchange, the Trust or Trust Subsidiary shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to the product of the Current Market Price of a Trust Unit on the fifth Business Day prior to the Liquidation Event Effective Date and the Exchange Ratio as at the fifth Business Day prior to the

Liquidation Event Effective Date. AcquisitionCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Trust or Trust Subsidiary delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Trust Units equal to the Exchange Ratio as at the fifth Business Day prior to the Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Liquidation Event Effective Date: (i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Trust Units shall be deemed to have occurred; (ii) each Beneficiary shall be deemed to have transferred to the Trust or Trust Subsidiary, as determined by the Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate; (iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged; (iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and (v) the Trust or Trust Subsidiary, as applicable shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Trust Units issuable upon the automatic exchange of Exchangeable Shares for Trust Units, without any interest and less any amounts withheld pursuant to Section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with the Trust or Trust Subsidiary, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent the Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as the Trust and Trust Subsidiary may reasonably require, the Trust or Trust Subsidiary, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

The Trust, Trust Subsidiary and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Trust Units such amounts as the Trust, Trust Subsidiary or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The Trust, Trust Subsidiary and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Trust, Trust Subsidiary or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and the Trust, Trust Subsidiary or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including, without limitation, Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of, a Beneficiary) shall be entitled to, and the Trust and Trust Subsidiary will not deliver, fractions of Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Trust Unit, the Beneficiary (or the Trustee, on behalf

of the Beneficiary) shall be entitled to receive that number of Trust Units that has been rounded down to the nearest whole number of Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the trust, shall include:

(a) receipt and deposit of the Special Voting Right as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from the Trust as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of the Trust and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement, except as otherwise provided by applicable law.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any

default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Article 6, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Article 6, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder,

6.3 Dealings with Transfer Agents, Registrars, etc.

The Trust and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Trust Units; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Trust Units, and any subsequent transfer agent of such securities, the certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

AcquisitionCo and the Trust irrevocably authorize their respective registrars and transfer agents to comply with all such requests. The Trust covenants that it will supply its transfer agent with duly executed Trust Unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by the Trust and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Right, Exchange Right and the Automatic Exchange Rights. On or before January 15, [2004], and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to the Trust and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by the Trust of Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to the Trust and AcquisitionCo). If requested by the Trustee, the Trust and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Right pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Right pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions or reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

The Trust and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by the Trust and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives the Trust and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of the trustee of the Trust and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Special Voting Right or the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of the Trust, Trust Subsidiary and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the trustee of the Trust and/or a director, officer or employee of AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Trust, Trust Subsidiary or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, bank or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Trust and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to the Trust and AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Special Voting Right, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Special Voting Right, and any Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Special Voting Right, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of the Trust

The Trustee hereby accepts the trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

The Trust and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that the Trust and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

The Trust and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trustee's acceptance or administration of the trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the trust;

unless any of the foregoing arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders, in which case the provisions of this Section 8.1 shall not apply.

In no case shall the Trust or AcquisitionCo be liable under this indemnity for any claim against any of the Indemnified Parties unless the Trust and AcquisitionCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, the Trust and AcquisitionCo shall be entitled to participate at their own expense in the defence and, if the Trust and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Trust or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and the Trust or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to the Trust or AcquisitionCo that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to the Trust or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case the Trust and AcquisitionCo shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee and the termination of the trust.

8.2 Limitation of Liability

The Trustee, its directors, officers, employees, shareholders and agents shall not be held liable in tort, contract or otherwise for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Trust and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless the Trust and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Trust and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, the Trust and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than sixty (60) days' prior notice by written instrument executed by the Trust and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee; provided that, in connection with such removal, provision is made for a replacement trustee similar to that contemplated in Section 9.1.

9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to the Trust and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of the Trust and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Trust, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, the Trust or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If the Trust or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Trust and AcquisitionCo.

ARTICLE 10
TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "**Trust Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Trust Successor and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Agreement in the name of the Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of the trustee of the Trust or any officers of the trustee of the Trust on behalf of the trustee of the Trust

may be done and performed with like force and effect by the directors or officers of such Trust Successor or of its trustee.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by the Trust, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Board of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to the Trust, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval of the Beneficiaries pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of the Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Trust Units or the Exchangeable Shares or both are in any way

changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), the Trust and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Trust Successors and the covenants of and obligations assumed by each such Trust Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Special Voting Right, the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Trust, Trust Subsidiary, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of the Trust and AcquisitionCo elects in writing to terminate the trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to the Trust, at:

• Trust
c/o •

Attention: Manager, Corporate Trust Department

(b) if to the Trustee, at:

•

Attention: Manager, Corporate Trust Department

(c) if to AcquisitionCo, at:

•

Attention: President

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Attornment

Each of the Trustee, the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Performance by Subsidiary of the Trust

Any provision in this Agreement providing for the delivery by the Trust of Trust Units or any other documents or instruments may, at the option of the Trust, be satisfied by delivery thereof by or on behalf of the Trust by a Trust Subsidiary, and in such case such delivery shall satisfy the obligations of the Trust and the rights of the Trust to acquire the corresponding Exchangeable Shares shall be deemed to have been transferred to such Trust Subsidiary.

13.9 Trust Trustee

Without limiting the obligations of Computershare Trust Company of Canada ("**Computershare**") as the Trustee under this Agreement, the parties hereto acknowledge that Computershare is also party to this Agreement in its capacity as the trustee of the Trust and as such is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Computershare or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA as trustee for and on behalf of VERMILION ENERGY TRUST

Per: ______________________________

Per: ______________________________

VERMILION ACQUISITION LTD.

Per: ______________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: ______________________________

Per: ______________________________

APPENDIX G
FAIRNESS OPINION



TD Securities Inc.
Home Oil Tower
324-8 Avenue S.W., Suite 800
Calgary, Alberta T2P 2Z2

December 17, 2002

The Board of Directors
Vermilion Resources Ltd.
Suite 2800
400 – 4TH Avenue S.W.
Calgary, Alberta
T2P 0J4

Members of the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Vermilion Resources Ltd. ("Vermilion") has proposed an arrangement (the "Arrangement") pursuant to which Vermilion will effectively be reorganized into two entities, a new mutual fund trust, Vermilion Energy Trust (the "Trust") and a new growth-oriented production company, Clear Energy Inc. ("Exploreco"). The Arrangement will result, through a series of transactions, in holders ("Shareholders") of common shares ("Common Shares") of Vermilion receiving one common share ("Exploreco Share") of Exploreco for each three Vermilion shares owned, plus at the election of each Shareholder either one trust unit ("Trust Unit") of the Trust or one exchangeable share ("Exchangeable Share") of Vermilion Acquisition Ltd. ("Acquisitionco") or a combination thereof, subject to an aggregate maximum of 6,000,000 Exchangeable Shares and provided that non-resident or tax-exempt Shareholders will not be entitled to elect to receive Exchangeable Shares. In addition, all unexercised options to acquire Common Shares ("Options") will be acquired by Acquisitionco and the holders ("Optionholders" and collectively, together with the Shareholders, "Securityholders") thereof shall receive from Vermilion in respect of each such Option, consideration equal to the greater of an amount in cash equal to $0.05 for each Common Share subject to issuance pursuant to the Option, or a combination of one Trust Unit and one-third of an Exploreco Share equal in number to the number obtained by dividing the difference between the exercise price of such Option and the weighted average trading price of the Common Shares during the 5 trading days preceding the effective date of the Arrangement (the "Weighted Trading Price") by the Weighted Average Trading Price. The terms of, and conditions necessary to complete, the Arrangement are to be set forth in the Vermilion management information circular to be dated December 17, 2002, (collectively, together with the related documents included therein, the "Circular"), to be mailed to all Securityholders.



All capitalized terms not otherwise defined herein shall have the meaning given to those terms in the plan of arrangement (the "Plan") set forth in Schedule 1 of the arrangement agreement (the "Arrangement Agreement") dated December 16, 2002 among Vermilion, Exploreco, Acquisitionco and the trustee of the Trust.

It is our understanding that pursuant to the Arrangement:

(a) the Shareholder Rights Plan shall be terminated and all rights issued thereunder extinguished;

(b) Vermilion shall sell the Exploration Assets to Exploreco in accordance with the Exploreco Conveyance Agreement pursuant to which Exploreco shall issue to Vermilion, as consideration for the Exploration Assets, such number of Exploreco Shares which, when added to Exploreco's then issued and outstanding shares, shall be equal to the total number of Exploreco Shares to be exchanged for Interim Notes as provided for in the Plan;

(c) each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) shall be exchanged with Acquisitionco, for:

    (i) Exploreco Share Consideration on the basis of one Interim Note for each Common Share held; and

    (ii) in accordance with the election or deemed election of the holder of such Common Share and subject to the Plan:

        (A) Trust Unit Consideration on the basis of one Note for each Common Share held;

        (B) Exchangeable Share Consideration on the basis of one Exchangeable Share for each Common Share held; or

        (C) a combination of Trust Unit Consideration and Exchangeable Share Consideration;

(d) each Option (other than Options held by Dissenting Optionholders) shall:

    (i) be amended to remove any restrictions on transferability;

    (ii) be amended to vest in its entirety; and

    (iii) subject to adjustment under the terms of the Plan, be exchanged with Acquisitionco for consideration equal to the greater in value of:

(A) $0.05 for each Common Share subject to issuance pursuant to an Option; or

(B) (1) Trust Unit Consideration equal to the number of Notes which is the quotient obtained upon dividing the Exercise Price Differential of the Option by the Weighted Average Trading Price (the "Quotient"); and

(2) Exploreco Share Consideration equal to the same number of Interim Notes as the Quotient;

(e) each Option acquired by Acquisitionco for consideration of $0.05 per Option shall be cancelled and all other Options acquired by Acquisitionco shall be exchanged with Vermilion for that number of Common Shares equal to the Quotient, rounded down to the next lowest whole number of Common Shares and the Option shall thereupon be cancelled;

(f) each Note shall be exchanged with the Trust for one Trust Unit;

(g) Vermilion and Acquisitionco, shall be amalgamated and continue as one corporation (the "Amalgamated Corporation");

(h) the Interim Notes shall be redeemed by the Amalgamated Corporation in exchange for Exploreco Shares on the basis of three Interim Notes for one Exploreco Share; and

(i) the Unitholder Rights Plan shall become effective.

Holders of Trust Units will, after the implementation of the Arrangement, participate in distributions from the Amalgamated Corporation to the extent distributed by the Trust.

In order for the Arrangement to become effective, the Shareholders and the Optionholders, each voting separately as a class, and the Court of Queen's Bench of Alberta (the "Court"), must approve the Arrangement. A special meeting of Securityholders has been set for January 15, 2003, with an application to the Court for an order approving the Arrangement to follow.

ENGAGEMENT OF TD SECURITIES

Vermilion retained TD Securities pursuant to an agreement dated November 28, 2002 (the "Engagement Agreement") to provide an opinion as to whether the consideration to be received by shareholders of Vermilion pursuant to the Arrangement is fair, from a financial point of view, to the Securityholders of Vermilion (the "Fairness Opinion").

TD Securities understands that, in conjunction with and conditional upon completion of the Arrangement, Vermilion intends to proceed with a transaction with its subsidiary Aventura Energy Inc. ("Aventura") whereby Vermilion will, among other things (i) sell its subsidiary Vermilion (Barbados) Limited to Aventura and (ii) acquire from Aventura a gross overriding royalty currently held by Aventura on interests and properties in Bottrel, Alberta, all as more particularly described in the Circular (collectively, the "Aventura Transaction"). TD Securities was not engaged to provide (and is not providing) an opinion as to whether the consideration to be received by shareholders of Vermilion pursuant to the Aventura Transaction is fair, from a financial point of view, to the shareholders of Vermilion, and the Fairness Opinion should not be construed as such.

The Fairness Opinion is being provided to the Board of Directors of Vermilion (the "Board") under the terms of the Engagement Agreement. TD Securities was not engaged to prepare (and has not prepared) a formal valuation or appraisal of Vermilion or of any of its securities, assets or liabilities and the Fairness Opinion should not be construed as a formal valuation or appraisal. TD Securities was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.

The Engagement Agreement provides for TD Securities to receive from Vermilion, for the services provided, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by TD Securities in connection with the Engagement Agreement are not material to TD Securities. Vermilion has agreed to indemnify TD Securities from and against certain liabilities arising out of the performance of professional services rendered to Vermilion by TD Securities and its personnel under the Engagement Agreement.

The Fairness Opinion is intended solely for the use of the Board with respect to the Arrangement, and, except for its inclusion in its entirety in the Circular (together with a summary thereof satisfactory to TD Securities), may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose without TD Securities' prior written consent.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of Vermilion, or any of their respective associates or affiliates (collectively, the "Interested Parties"). TD Bank may be a lender to Vermilion and/or other Interested Parties, and may provide other banking services to such parties from time to time in the ordinary course of business.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Vermilion, the Amalgamated Corporation, the Trust and Exploreco and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Vermilion, the Amalgamated Corporation, the Trust and Exploreco or other Interested Parties.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between TD Securities and Vermilion, the Amalgamated Corporation, the Trust or Exploreco or any other Interested Party with respect to any future business dealings. TD Securities may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and TD Bank may provide banking services to, the Trust, Exploreco, the Amalgamated Corporation or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1. the Arrangement Agreement;
2. 2003 financial forecasts for the Trust and Exploreco prepared by management of the Trust and Exploreco;
3. the Trust Indenture creating the Trust;

4. the Circular;
5. unaudited interim financial statements of Vermilion as at and for the three months ended September 30, 2002;
6. Vermilion's 2001 Annual Report, the audited financial statements of Vermilion as at and for the years ended December 31, 2001 and 2000 and prior year audited financial statements;
7. the Renewal Annual Information Form of Vermilion dated May 17, 2002;
8. three summary reserve engineering reports for Vermilion, the Trust and Exploreco, prepared by Gilbert Laustsen Jung Associates Ltd., each effective October 1, 2002;
9. a summary reserve engineering report of certain petroleum and natural gas interests to be acquired by Exploreco pursuant to the Arrangement prepared by Gilbert Laustsen Jung Associates Ltd. and effective January 1, 2003;
10. certain non-public information regarding Vermilion, the Trust and Exploreco, their business and prospects;
11. discussions with senior management of Vermilion with respect to, among other things, the past and future operations of Vermilion, Vermilion's competitive position in the market, the prospects of Trust and Exploreco, pro-forma cash flows, the information referred to above and other issues deemed relevant;
12. discussions with Vermilion's legal counsel with respect to the structure of the Arrangement;
13. a certificate dated the date hereof, addressed to TD Securities provided by senior officers of Vermilion;
14. stock market trading information and other relevant public information including with respect to comparable Canadian oil and gas companies and income trusts; and
15. such other information, investigations, analysis and testing of assumptions as we considered necessary or appropriate in the circumstances.

A significant component of TD Securities' review consisted of discussions with management of Vermilion. No information of a material nature has been brought to the attention of TD Securities that has not been considered in the preparation of this Fairness Opinion.

Assumptions and Limitations

With the Board's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair representation of all data, advice, opinions and other information obtained by it from public sources or provided to it by Vermilion and its respective personnel and

representatives, or otherwise (collectively the "Information"), including the certificate identified herein. The Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Subject to the exercise of professional judgment and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy or completeness of any such information.

Senior officers of Vermilion have represented to TD Securities in a certificate dated as of the date hereof among other things, that:

(i) Vermilion has no information or knowledge of any facts, public or otherwise, not contained in or referred to in the Information provided to TD Securities relating to Vermilion, the Trust, Exploreco, any of their respective affiliates, their respective assets, liabilities, affairs, prospects or condition (financial or otherwise) or the Arrangement which would reasonably be expected to have an effect on the Fairness Opinion, including the assumptions used or the scope of the review undertaken;

(ii) the Information was, at the date the information was provided to TD Securities, and is, complete, true and accurate in all material respects and did not and does not contain any untrue statement of a material fact in respect of Vermilion, the Trust, Exploreco, any of their respective affiliates or the Arrangement and did not and does not omit to state a material fact in relation to Vermilion, the Trust, Exploreco, any of their respective affiliates or the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided to TD Securities;

(iii) there have been no valuations or appraisals relating to Vermilion or any of its affiliates or any of Vermilion's or its affiliates respective, securities, material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and in the possession or control of Vermilion which have not been provided to TD Securities or, in the case of any valuation or appraisal known to Vermilion which it does not have within its possession or control, notice of which has not been given to TD Securities;

(iv) no offers for or transactions involving at any one time, all or a material part of the properties and assets owned by or the securities of Vermilion or any of its affiliates have been made or occurred within the two years preceding the date hereof which have not been disclosed to TD Securities in connection with its preparation of the Fairness Opinion;

(v) there is no plan or proposal for any, and since the dates on which the Information was provided to TD Securities there has been no, material change (as defined in the *Securities Act* (Alberta)) in the assets, liabilities, affairs, prospects or

condition (financial or otherwise) of Vermilion or any of its affiliates which have not been disclosed to TD Securities; and

(vi) no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have an effect on the Fairness Opinion, including the assumptions used or the scope of the review undertaken.

In arriving at our Fairness Opinion, in addition to the facts and conclusions contained in the materials, information, documents, reports, representations and opinions referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures. We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to Vermilion and express no view thereon. The Arrangement is subject to a number of conditions outside the control of Vermilion and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Circular.

In addition, we have also assumed that substantially all amounts which will be available for distribution to holders of Trust Units will be distributed to holders of Trust Units. We have also assumed that no material amount of Trust Units will be redeemed by the Trust in the foreseeable future, that the Trust will qualify at all times as a "unit trust" and a "mutual fund trust" both as defined by the *Income Tax Act* (Canada) (the "Tax Act") and that the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered eduction savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans or for registered pension plans.

In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions which TD Securities believes to be reasonable with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities or Vermilion.

The Fairness Opinion is rendered as of December 17, 2002, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Vermilion and its respective subsidiaries as they were reflected in the Information provided to TD Securities and as they were represented to TD Securities in its discussions with the senior management of Vermilion. Any changes therein may affect the Fairness Opinion

and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Fairness Opinion. The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase the Common Shares or construed as a recommendation to vote in favour of the Arrangement. TD Securities' conclusion as to the fairness of the consideration to be received by Securityholders is based on its review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

FAIRNESS CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of December 17, 2002, the consideration to be received by Securityholders pursuant to the Arrangement is fair, from a financial point of view, to the Securityholders.

Yours very truly,

(signed) TD Securities Inc.

TD SECURITIES INC.

APPENDIX H
INFORMATION CONCERNING CLEAR ENERGY INC.

TABLE OF CONTENTS

NOTICE TO READER

As at the date hereof, Exploreco has not carried on any active business. Pursuant to the Arrangement, Exploreco will acquire the Exploration Assets from Vermilion coincident with the Arrangement becoming effective. The disclosure in this Appendix has been prepared assuming that the acquisition of the Exploration Assets by Exploreco has been completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.

THE CORPORATION

Clear Energy Inc., referred to herein as Exploreco, was incorporated under the ABCA on December 9, 2002. Exploreco has not carried on any active business since incorporation.

Following the completion of the Arrangement, Exploreco will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Provinces of Alberta and Saskatchewan. Coincident with the Arrangement becoming effective, Exploreco will acquire the Exploration Assets from Vermilion. Certain officers and employees of Vermilion will become the management team of Exploreco. See "General Development of the Business", "Narrative Description of the Business - Significant Acquisitions and Dispositions" and "Directors and Officers".

Exploreco has applied to list the Exploreco Shares on the TSX, and such listing will be subject to Exploreco meeting the minimum listing requirements of the TSX. Vermilion and Exploreco believe that Exploreco will meet such listing requirements upon completion of the Arrangement, but there can be no assurance that such listing will be obtained. See "The Arrangement – Procedure for the Arrangement to Become Effective".

The registered office of Exploreco is located at 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and its head office is located at Suite 2900, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4.

BUSINESS OF EXPLORECO

Background

Exploreco has not carried on any active business since incorporation. Upon the implementation of the Arrangement, Vermilion will transfer its interest in the Exploration Assets to Exploreco. Exploreco will assume all liabilities, including environmental liabilities, relating to the Exploration Assets. See "Narrative Description of the Business - Description of Properties and Assets".

Immediately following the completion of the Arrangement, but prior to the completion of the Initial Private Placement, all of the Exploreco Shares will be owned by the Securityholders of Vermilion. For further information on the Arrangement, see the section of the Information Circular entitled "The Arrangement".

General

Following the completion of the Arrangement, Exploreco will be a junior oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the Provinces of Alberta and Saskatchewan.

Total production from the Exploration Assets is approximately 1,610 BOE/D which is comprised of 8.07 Mmcf/d of natural gas production and 265 Bbls/d of oil and liquids production (85% natural gas weighted). Initially, the operational area of Exploreco will consist of prospects in the Peace River Arch area of Alberta, however, Exploreco will be opportunistic in its search for additional value added properties. The production in the Peace River Arch area is non-operated and represents 50% of the existing production held by Vermilion in the Peace River Arch. Current production occurs in the Kiskatinaw and Belloy-Montney zones. The Exploration Assets give Exploreco a mix of relatively medium risk opportunities and higher risk, high impact opportunities. The Exploration Assets include approximately 268,138 net acres of undeveloped land in both Alberta and Saskatchewan. Exploreco will also own a mature project inventory in excess of 15 locations with additional seismic and mapping needed to identify further opportunities.

Stated Business Objective

The business plan of Exploreco is to create sustainable and profitable per share growth in both cash flow from operations and net asset value. To accomplish this, Exploreco will pursue an integrated growth strategy including focused exploration drilling supplemented with potential acquisitions. Producing property acquisitions will be followed by further development and exploratory drilling. The basis for growth will initially be dependent on higher risk exploration play development.

Initially, Exploreco expects to focus on drilling of the existing lands in Alberta and Saskatchewan which form part of the Exploration Assets transferred to Exploreco as a result of the Arrangement. Additionally, Exploreco will pursue strategic land, farm-in, joint venture, asset and corporate acquisition opportunities in circumstances where further exploitation, development and exploration opportunities exist.

Exploreco intends to pursue the internal generation of exploration plays that have medium to high risk and multi-zone potential. Exploreco intends to create a balance between exploration, exploitation and development drilling for oil and gas reserves, although management will also consider asset and corporate acquisition opportunities that fit strategically with the business objectives of Exploreco. To achieve sustainable and profitable growth, management of Exploreco believes in controlling the timing and costs of its projects wherever possible. Accordingly, Exploreco will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Exploreco will strive to maximize its working interest ownership in its properties including facilities and pipelines where reasonably possible. While Exploreco believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See "Risk Factors".

Management of Exploreco has industry experience in several producing areas in the Western Canadian Sedimentary Basin in addition to the areas where the Exploration Assets are located and has the capability to expand the scope of activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, Exploreco will use the same methodology as employed by Vermilion, giving consideration to the following criteria:

- risk capital to secure or evaluate the opportunity;
- the potential return on the project, if successful;
- the likelihood of success;
- the ability to source capital required for follow-up development; and
- the cost of capital.

In general, Exploreco will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

The board of directors of Exploreco may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon a consideration of the qualitative aspects of available opportunities including risk profile, technical upside, reserve life and asset quality.

Description of Principal Oil and Natural Gas Properties

Pursuant to the Arrangement, Exploreco will acquire a 50% working interest in certain oil and natural gas properties in the Peace River Arch area of Alberta and a 100% working interest in certain other exploration lands. The following is a description of the oil and natural gas properties, pipelines and installations in which Exploreco will have an interest following the completion of the Arrangement and that are material to Exploreco's operations and exploration activities. The production numbers stated refer to Exploreco's working interest share before deduction of Crown and freehold royalties.

Peace River Arch, Alberta

Exploreco's main natural gas producing properties and exploration and development activities in the Peace River Arch area are focussed in the Shane and Gage areas, which are located southwest of the Town of Peace River in north central Alberta. This area commenced production in January 2001 and is currently producing 1,610 BOE/D. Exploreco will have interests in 5 gross (1.7 net) gas wells and 1 gross (0.1 net) oil wells. The GLJ Supplemental Exploreco Report evaluated the Exploration Assets consisting of proven gas reserves at 4,375 Mmcf, probable gas reserves at 1,589 Mmcf, proven liquid reserves at 206,970 Bbls and probable liquids reserves at 75,504 Bbls for the Peace River Arch area. As at October 1, 2002, Exploreco had undeveloped landholdings of 96,071 gross (84,135 net) acres in this area.

The production history for Exploreco's properties in this area is relatively short. The development of this area was part of a grass roots exploration strategy initiated by Vermilion in late 1999 and early 2000 with a seismic program. The first land position was acquired by Vermilion in 2000 followed by the drilling of two natural gas discoveries in 2001.

The two discovery wells lead to two separate producing areas. The Shane well was drilled in February 2001 and the Gage well followed in August 2001. Both wells were tied-in to third party production facilities and were on stream for the first quarter of 2002. Vermilion subsequently completed one follow up successful gas well in each area resulting in a total of four producing gas wells in these two areas. The total production for the Peace River Arch (Exploreco's 50% share) for the third quarter of 2002 was 1,610 BOE/D. The Shane and Gage areas represent predominantly all of Vermilion's production from the Peace River Arch.

Since 2000, Vermilion has drilled 21 (13.6 net) wells in the Peace River Arch resulting in 7 (3.8 net) successful wells. The low drilling success rate for Vermilion was the result of testing several technical concepts for the area. Exploreco's approach to this drilling program would involve high-grading the opportunities due to capital constraints in comparison to Vermilion. The low cost drilling operations for the region combined with the high operating netback and high deliverability capacity of the wells has allowed for a return of capital in excess of Vermilion's target return within its business plan. Drilling activity over the past three years has targeted the Kiskatinaw and Belloy-Montney formations for natural gas. As of the date hereof, a third Shane natural gas well was drilled in the fourth quarter of 2002 and is expected to be on production in the first quarter of 2003. The additional well at Shane has been accounted for in the GLJ Exploreco Report and the GLJ Supplemental Exploreco Report.

During the third quarter of 2002, one of the producing wells at Gage encountered water production issues that have significantly hampered the production reducing Vermilion's share of production in the Peace River Arch by approximately 1,000 BOE/D (which would impact Exploreco by 500 BOE/D given that it will have a 50% interest in this production). This production loss represents only a temporary setback for the area as a result of the anticipated production of the third Shane well which is expected to offset such production loss.

The focus on drilling activities in the past has been on exploratory drilling for Vermilion and will continue to be for Exploreco. Management of Exploreco will manage the risk of future drilling activities utilizing joint venture relationships given the high-risk nature of the plans identified. Over the past three years, increased experience with seismic and geological data may assist Exploreco in improving the drilling results in the future.

Saskatchewan

In addition to the activities in Alberta, Exploreco has acquired 157,148 gross (156,516 net) acres of land in Saskatchewan. Upon completion of the Arrangement, management will clarify future seismic and drilling activities for this region. Exploreco has other opportunities and plays that will be pursued and more definition on the program will be presented in the first quarter of 2003.

Southern Foothills

Exploreco will also have 48,015 gross (27,487 net) acres of land in the southern foothills region of Alberta where multi zone prospects exist including Belly River, Cardium and Viking formations which have been produced in the region. The lands held in this region are extremely prospective and carry a high element of exploratory risk.

Petroleum and Natural Gas Reserves

GLJ evaluated the proven and probable oil and natural gas reserves associated with the Exploration Assets effective October 1, 2002.

The following tables, based on the GLJ Exploreco Report, summarize the oil, NGLs and natural gas reserves attributable to the Exploration Assets and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the GLJ Exploreco Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the GLJ Exploreco Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Exploreco Report. There is no assurance that the future price and cost assumptions used in the GLJ Exploreco Report will prove accurate and variances could be material.

Summary of Reserves
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Present Value Cash Flow ($000s)			
	Oil Bbls		Gas Mmcf		NGLs Bbls			Discounted at:		
Description	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Undisc.	10%	15%	20%
Proved Producing	31	31	3,391	2,215	146,912	93,828	11,623	10,393	9,895	9,455
Proved Nonproducing	-	-	1,681	1,198	92,756	64,319	5,489	4,478	4,100	3,781
Total Proved	31	31	5,072	3,413	239,668	158,147	17,112	14,871	13,995	13,236
Probable	1	-	1,595	1,123	75,766	51,651	5,577	3,925	3,431	3,052
Total Proved Plus Probable	32	31	6,667	4,536	315,434	209,798	22,689	18,796	17,426	16,288
Less 50% Probable	-	-	797	561	37,883	25,825	2,789	1,963	1,715	1,526
Proved Plus Risked Probable[8]	32	31	5,870	3,975	277,551	183,973	19,900	16,833	15,711	14,762

Summary of Reserves
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Present Value Cash Flow ($000s)			
	Oil Bbls		Gas Mmcf		NGLs Bbls			Discounted at:		
Description	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Undisc.	10%	15%	20%
Proved Producing	160	157	3,391	2,215	146,912	93,333	12,093	10,753	10,212	9,737
Proved Nonproducing	-	-	1,681	1,198	92,756	63,977	6,018	4,884	4,464	4,108
Total Proved	160	157	5072	3,413	239,668	157,310	18,111	15,637	14,676	13,845
Probable	50	49	1,595	1,123	75,766	51,254	6,153	4,331	3,779	3,354
Total Proved Plus Probable	210	206	6,667	4,536	315,434	208,564	24,264	19,968	18,455	17,199
Less 50% Probable	25	24	797	561	37,883	25,627	3,077	2,165	1,889	1,677
Proved-Plus-Risked Probable[8]	185	182	5,870	3,975	277,551	182,937	21,187	17,803	16,566	15,522

GLJ also evaluated the proven and probable oil and natural gas reserves associated with the Exploration Assets effective as of January 1, 2003, as set forth in the GLJ Supplemental Report. The GLJ Supplemental Exploreco Report was prepared to update the information contained in the GLJ Exploreco Report (which is effective as of October 1, 2002) given the high production decline rates for the Exploration Assets.

The following tables, based on the GLJ Supplemental Exploreco Report, summarize the oil, NGLs and natural gas reserves attributable to the Exploration Assets and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the GLJ Supplementary Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crownhold royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the GLJ Supplemental Exploreco Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Supplemental Exploreco Report. There is no assurance that the future price and cost assumptions used in the GLJ Supplemental Exploreco Report will prove accurate and variances could be material.

Summary of Reserves
January 1, 2003
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Bbls		Gas Mmcf		NGLs Bbls			Discounted at:		
Description	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Undisc.	10%	15%	20%
Proved Producing	-	-	4,230	2,849	181,185	119,480	15,008	13,456	12,821	12,259
Proved Nonproducing	-	-	145	122	25,785	18,074	542	324	262	217
Total Proved	-	-	4,375	2,971	206,970	137,554	15,550	13,780	13,083	12,476
Probable	-	-	1,589	1,123	75,504	51,531	5,513	3,921	3,443	3,074
Total Proved Plus Probable	-	-	5,964	4,094	282,474	189,085	21,063	17,701	16,526	15,550
Less 50% Probable	-	-	794	561	37,752	25,765	2,757	1,960	1,721	1,537
Proved Plus Risked Probable[8]	-	-	5,170	3,533	244,722	163,320	18,306	15,741	14,805	14,013

Summary of Reserves
January 1, 2003
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Bbls		Gas Mmcf		NGLs Bbls			Discounted at:		
Description	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Undisc.	10%	15%	20%
Proved Producing	-	-	4,230	2,849	181,185	118,734	15,850	14,148	13,454	12,841
Proved Nonproducing	-	-	145	122	25,785	18,032	697	435	359	304
Total Proved	-	-	4,375	2,971	206,970	136,766	16,547	14,583	13,813	13,145
Probable	-	-	1,589	1,123	75,504	51,125	6,114	4,355	3,820	3,404
Total Proved Plus Probable	-	-	5,964	4,094	282,474	187,891	22,661	18,938	17,633	16,549
Less 50% Probable	-	-	794	561	37,752	25,562	3,057	2,178	1,910	1,702
Proved Plus Risked Probable[8]	-	-	5,170	3,533	244,722	162,329	19,604	16,760	15,723	14,847

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Exploreco before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to Exploreco after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) "Proved Plus Risked Probable" reserves are the sum of the total proved reserves and the risk adjusted probable reserves. Reserves for Canada and France are established using deterministic methodology. Risked probable reserves are assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probabilistic methodology due to the reserve size and data available. Total Proved Plus Probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these (P50) reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.

(9) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Exploreco Report and the GLJ Supplemental Exploreco Report operating costs are assumed to escalate at 1.5% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2002 are as follows:

GLJ Exploreco Report and GLJ Supplemental Exploreco Report
ESCALATING PRICE FORECAST
EFFECTIVE October 1, 2002

				Alberta Natural Gas Liquids					
Year	**Exchange Rate $US/$Cdn**	**WTI[1] $US/Bbl**	**Par Price[2] $Cdn/Bbl**	**Spec Ethane $Cdn/Bbl**	**Edmonton Propane $Cdn/Bbl**	**Edmonton Butane $Cdn/Bbl**	**Edmonton Pentanes Plus $Cdn/Bbl**	**Alberta Plant Gate Gas[3] $/MMBTU**	**AECO-C Spot[4] $/MMBTU**
2002 Q4	0.640	28.00	42.75	17.00	24.75	30.75	43.25	4.85	5.05
2003	0.650	24.00	36.00	17.00	23.25	24.25	36.50	4.85	5.05
2004	0.670	21.00	30.50	15.75	19.50	20.50	31.00	4.50	4.70
2005	0.690	21.00	29.50	15.75	18.50	19.50	30.00	4.50	4.70
2006	0.700	21.25	29.50	15.75	18.50	19.50	30.00	4.50	4.70
2007	0.700	21.75	30.00	15.75	19.00	20.00	30.50	4.50	4.70
2008	0.700	22.00	30.50	15.75	19.50	20.50	31.00	4.50	4.70
2009	0.700	22.25	31.00	15.75	19.75	21.00	31.50	4.55	4.75
2010	0.700	22.50	31.50	16.00	20.25	21.50	32.00	4.60	4.80
2011	0.700	23.00	32.00	16.25	20.50	22.00	32.50	4.70	4.90
2012	0.700	23.25	32.50	16.50	20.75	22.50	33.00	4.75	4.95
2013+	0.700	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Notes:

(1) West Texas Intermediate Crude Oil landed at Cushing, Oklahoma.
(2) Equivalent price for Light Sweet Crude Oil (40° API, 0.3%S) at Edmonton, Alberta.
(3) Gas reference price represents the average of all system and direct (spot and firm) sales. The plant gate price represents the price before raw gas gathering and processing charges are deducted.
(4) Weighted average one month price.

(10) Product prices used in the constant price evaluation were based on GLJ's constant price forecast, being Cdn. $44.12/Bbl for Edmonton Light Sweet oil and $4.32/MMBTU for AECO-C gas. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the respective dates of the GLJ Exploreco Report and the GLJ Supplemental Exploreco Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(11) 65% of Exploreco's total Proved reserves are currently on production as of October 1, 2002.

(12) The GLJ Exploreco Report and the GLJ Supplemental Exploreco Report estimate the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate

of $901,000, all of which is to be expended in 2002 (or based on constant costs: an aggregate of $901,000 all of which is to be expended in 2002).

(13) The extent and character and all factual data supplied by Vermilion to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Exploreco Report and the GLJ Supplemental Exploreco Report are based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Exploreco Report or the GLJ Supplemental Exploreco Report.

(14) Present value of future net production revenue numbers do not include ARTC. Eligibility for ARTC is subject to determination.

Landholdings

Undeveloped lands of Vermilion in Canada were evaluated in the Seaton-Jordan Report as at October 1, 2002. The allocation of the undeveloped lands between Amalgamationco and Exploreco was prepared on the basis of: (a) in the case of Amalgamationco, the association of the undeveloped lands with producing properties; and (b) in the case of Exploreco, the exploration potential of the undeveloped lands.

The following table sets out Exploreco's developed and undeveloped landholdings after giving effect to the Arrangement as at October 1, 2002.

Area	Developed		Undeveloped		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	2,799	1,898	144,086	111,622	146,885	113,520
Saskatchewan	-	-	157,148	156,516	157,148	156,516
Total	2,799	1,898	301,234	268,138	304,033	270,036

Notes:

(1) "Gross" refers to the total acres in which Exploreco has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Exploreco has an interest, directly or indirectly, multiplied by the percentage working interest owned by Exploreco therein.

The Seaton-Jordan Report evaluates, as of October 1, 2002, the undeveloped landholdings of Vermilion in Canada, including those forming part of the Exploration Assets, on a lease-by-lease basis, and estimates the total value of the undeveloped lands forming part of the Exploration Assets to be $12,217,639. The evaluation in the Seaton-Jordan Report was based on a review of recent land sale activity in the immediate vicinity of each of the properties of Vermilion in Canada. In addition to the undeveloped lands evaluated in the Seaton-Jordan Report, Vermilion added 20,589 gross and net undeveloped acres after October 1, 2002 that will be transferred to Exploreco as part of the Exploration Assets.

Oil and Gas Wells

The following table sets forth, as at September 30, 2002, the number and status of wells forming part of the Exploration Assets which are producing or which Exploreco considers to be capable of production:

Area	Producing Wells				Shut-in Wells(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(3)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	1	0.1	5	1.7	-	-	2	2.0
Saskatchewan	-	-	-	-	-	-	-	-
Total	1	0.1	5	1.7	-	-	2	2.0

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Exploreco has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which Exploreco has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Exploreco's percentage working interest therein.

Production History and Prices Received

The following table sets forth certain historical information in respect of production and product prices received in respect of the Exploration Assets for each of the periods indicated.

	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Average Daily Volumes				
Crude oil (Bbls/d)	-	-	-	-
Natural gas liquids (Bbls/d)	315	431	334	169
Natural gas (Mmcf/d)	7.78	8.78	8.26	3.72
Total BOE (6:1)	1,611	1,894	1,712	789
Average Net Product Prices Received				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	31.80	26.01	19.22	18.40
Natural gas ($/Mcf)	3.55	3.76	3.81	3.96
Total ($/BOE) (6:1)	23.34	23.37	22.12	22.66
Average Royalties Paid(1)				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	11.40	9.51	6.83	6.56
Natural gas ($/Mcf)	1.19	1.05	1.33	1.07
Total ($/BOE) (6:1)	7.96	7.03	7.78	6.46
Average Operating Expenses(1)(2)				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	-	-	-	-
Natural gas ($/Mcf)	0.42	0.52	0.38	0.32
Total ($/BOE) (6:1)	2.04	2.40	1.81	1.52
Average Netback Received				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	20.40	16.50	12.39	11.84
Natural gas ($/Mcf)	1.94	2.19	2.10	2.56
Total ($/BOE) (6:1)	13.34	13.94	12.53	14.68

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
Average Daily Volumes				
Crude oil (Bbls/d)	-	-	-	-
Natural gas liquids (Bbls/d)	-	-	-	-
Natural gas (Mmcf/d)	0.11	0.12	1.36	-
Total BOE (6:1)	19	19	227	-
Average Net Product Prices Received				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	-	-	-	-
Natural gas ($/Mcf)	4.56	8.05	8.81	-
Total ($/BOE) (6:1)	27.27	48.09	52.83	-

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
Average Royalties Paid[1]				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	-	-	-	-
Natural gas ($/Mcf)	1.36	2.08	2.67	-
Total ($/BOE) (6:1)	8.15	12.46	15.99	-
Average Operating Expenses[1][2]				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	-	-	-	-
Natural gas ($/Mcf)	3.05	1.66	0.14	-
Total ($/BOE) (6:1)	18.24	9.93	0.83	-
Average Netback Received				
Crude oil ($/Bbls)	-	-	-	-
Natural gas liquids ($/Bbls)	-	-	-	-
Natural gas ($/Mcf)	0.15	4.30	6.01	-
Total ($/BOE) (6:1)	0.89	25.70	36.01	-

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on their proportionate production volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

There was no production in respect of the Exploration Assets for any of the three fiscal quarters ended September 30, 2000, June 30, 2000 or March 31, 2000.

Marketing

Although Exploreco has no set policy, management of Exploreco will use financial instruments to reduce corporate risk in certain situations. Risk management policies will be developed over time as Exploreco builds a production base to support sustainable growth. Management will further develop a strategy over time to hedge existing liquids and natural gas production to help protect a base development capital program, guarantee a return or to facilitate financings when concluding a business transaction. Currently, Exploreco has no hedging commitments due to the nature of its current asset portfolio.

Capital Expenditures

The following table summarizes the capital expenditures incurred in respect of the Exploration Assets during the periods indicated.

($000's)	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Land & Seismic	$2,939	$ 742	$ 858	$ 640
Exploration drilling	1,765	511	609	3,604
Development expenditures	3	314	(242)	4,109
Total	$4,707	$1,567	$1,225	$8,353

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
Land & Seismic	$1,468	$1,376	$ 18	$402
Exploration drilling	1,241	336	423	5
Development expenditures	176	70	165	-
Total	$2,885	$1,782	$606	$407

	Three Months Ended September 30, 2000	Three Months Ended June 30, 2000	Three Months Ended March 31, 2000
Land & Seismic	-	$477	$45
Exploration drilling	-	-	-
Development expenditures	-	-	-
Total	-	$477	$45

Drilling Activity

The following table summarizes drilling results of Vermilion on the Exploration Assets for nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000.

	Nine months ended September 30, 2002		Year ended December 31			
			2001		2000	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Oil Wells	-	-	1	1.0	-	-
Natural Gas Wells	2	2.0	5	2.6	-	-
Dry Holes	5	2.5	6	3.5	2	2.0
Total	7	4.5	12	7.1	2	2.0

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(2) "Gross" refers to the total number of wells in which Exploreco has an interest.

(3) "Net" refers to the total number of wells in which Exploreco has an interest, multiplied by the percentage working interest owned by Exploreco therein.

Significant Acquisitions and Dispositions

Coincident with the Arrangement becoming effective, Vermilion will transfer the Exploration Assets to Exploreco. Exploreco will also assume certain liabilities, including environmental liabilities, relating to the Exploration Assets.

As a result of the Arrangement, Exploreco will have interests in a non-operated natural gas property currently producing approximately 1,610 BOE/D. Exploreco believes that there are a number of exploration and development locations on the properties. The GLJ Exploreco Report indicates that, as of October 1, 2002, the Exploration Assets consist of 1,085,032 BOE of total proven reserves and 1,255,915 BOE of proved plus risked probable reserves.

The Statement of Revenues and Operating Expenses of the Exploration Assets for the nine months ended September 30, 2002 and the financial year ended December 31, 2001 has been audited by Deloitte & Touche LLP. There were no revenues or expenses prior to 2001. The drilling and development activity in 1999 and 2000 resulted in the initial production being placed on stream in 2001. The statement is summarized in the following table.

Exploration Assets
Schedule of Revenues and Expenses

($000s)	Nine Months Ended September 30, 2002 (Unaudited)	Years Ended December 31, 2001 (Audited)
Revenue	10,894	2,854
Royalties, net of ARTC	3,589	831
Operating expenditures	995	176
Excess of revenues over expenses	6,310	1,847

'Temporary Services Agreement

Amalgamationco and Exploreco will enter into the Temporary Services Agreement, pursuant to which Amalgamationco will provide general administrative, accounting, marketing, land and information technology services to Exploreco. Such an arrangement will be temporary and defined to specific services in order to facilitate the initial start-up of Exploreco. In consideration for such services, Exploreco will pay to Amalgamationco a fee of $15,000 per month for administrative services. The administrative services will be provided for a minimum three month period and may be extended by mutual consent of Amalgamationco and Exploreco. In addition, Exploreco will enter into an office sublease agreement with Amalgamationco for the leasing of certain office space. The office space will be leased for a minimum period of two years ending December 31, 2004.

SELECTED CONSOLIDATED INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Included elsewhere herein are statements of revenues, operating expenses and capital expenditures relating to the Exploration Assets for the period ended September 30, 2002 and for the year ended December 31, 2001, together with Pro Forma Financial Statements for Exploreco after giving effect to the acquisition of the Exploration Assets for the year ended December 31, 2001 and for the period ended September 30, 2002. There were no revenues or expenses prior to 2001. Drilling and development activity in 1999 and 2000 resulted in initial production being placed on stream in 2001.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained elsewhere in this Information Circular.

Exploreco's activities relate to oil and gas exploration and development. Exploreco will follow the "full-cost" method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

The following tables are a summary of selected financial information for the Exploration Assets for the periods indicated. The following information is based on and should be read in conjunction with the proforma financial statements of Exploreco attached as Schedule A.

($000s)	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
Revenue	10,894	2,854
Operating income for period(1)	6,310	1,847
Net earnings	246	47

	Three Months Ended ($000s)			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue	1,079	85	47	1,643
Operating Income[(1)]	735	45	2	1,065

	Three Months Ended ($000s)		
	March 31, 2002	June 30, 2002	September 30, 2002
Revenue	3,407	4,027	3,460
Operating Income[(1)]	1,931	2,402	1,977

Note:

(1) Operating income for the period is before general and administrative expenses, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

The initial revenues and operating income occurred in the first quarter of 2001 through the workover of a well which was acquired by Vermilion from Big Sky Resources Inc. This well encountered water contact problems which caused the reduction in revenue and cash flow for the second and third quarters in 2001. The major increase in revenues came in the fourth quarter of 2001 upon the pipeline tie-in of the discovery natural gas wells for each of Shane and Gage areas. One follow up development well for both areas resulted in further increases to revenues in the first and second quarter of 2002.

Exploreco's net share of current production, representing 50% of Vermilion's current production in the Peace River Arch area of Alberta, is approximately 1,610 BOE/D. As at the date hereof, an additional well in the Shane area was awaiting pipeline tie-in prior to being placed on production. Exploreco will share 50% in the production of this well. This anticipated increase in production has been offset by reduced production from a well in the Gage area. During the third quarter of 2002, one of the producing wells at Gage encountered water production issues that have significantly hampered the production reducing Vermilion's share of production in the Peace River Arch by approximately 1,000 BOE/D (which would impact Exploreco by 500 BOE/D given that it will have a 50% interest in this production). The additional well at Shane has been accounted for in the GLJ Exploreco Report and the GLJ Supplemental Exploreco Report.

Liquidity and Capital Resources

General

Exploreco's sources of capital must be directly associated with the high risk nature of the use of capital. In its first year of operation in 2003, a significant portion of Exploreco's capital program will be defined as high and medium risk exploration play identification and development. Generally, exploration capital will be funded by existing cash flow and future potential equity financings. Management will create further financing capacity through the arrangement of a bank loan facility which will be used primarily for acquisitions of producing properties and certain development capital requirements. Exploreco will look to manage risk on exploration plays through various types of joint venture arrangements.

Exploreco has initiated discussions for a one year revolving loan facility but no terms have yet been reached. No principal repayments are expected to be required. Exploreco may use the available portion of the bank line for both short-term and long-term capital requirements. The credit line will be reviewed at least annually. Management will use debt to cash flow and interest coverage ratios to manage its debt levels. It is expected that this will be the case particularly in respect of the acquisition of producing properties.

In respect of equity financing, there is an active market for the equity financings of junior Canadian oil and gas companies. Exploreco anticipates that it will make use of greater amounts of equity in the initial stages of exploration drilling. As Exploreco builds a production base and more stable cash-flow stream, increased use of debt to fund development capital will increase as debt capacity increases.

Crude oil and natural gas prices and exchange rates may change significantly due to factors not controllable by Exploreco. The table below provides a summary of estimated sensitivities to price fluctuations for pro forma production levels and expenses for the nine months ended September 30, 2002.

	Cash Flow from Operations per Share	Cash Flow from Operations
Change in crude oil price by Cdn. $1.00 per Bbl	$ -	$74,000
Change in natural gas price by Cdn. $0.10 per Mcf	$0.01	$180,000

All of Exploreco's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Exploreco has no control over government intervention or taxation levels in the oil and gas industry.

The booked provision for abandonment and site restoration costs relating to the Exploration Assets was $72,000 as recorded on the Proforma Balance Sheet at September 30, 2002. Provision is made for such costs on a unit-of-production basis and the charge is recorded as part of site restoration expense. Exploreco intends to review future abandonment and site restoration costs annually. The total estimated future abandonment and site restoration expense at September 30, 2002 was $200,000, leaving $128,000 to be recognized over the remaining life of the assets.

Exploreco intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Exploreco believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Although Exploreco has no set policy, management of Exploreco will use financial instruments to reduce corporate risk in certain situations. Exploreco's strategy for crude oil production will be to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, Exploreco has no hedging commitments.

Trends

There are a number of trends that appear to be developing, which may have both long and short-term effects on the industry. The Western Canadian Sedimentary Basin continues to mature and a large number of major producing regions have been highly developed, thereby reducing the exploration opportunities for smaller companies. The trend for junior producers and start-up companies is to focus on more of an exploration based growth strategy which will increase the risk profile of these entities from an investor's point of view.

There is a continued trend relating to volatility of commodity prices. It appears that natural gas prices have entered an era of extreme volatility. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of elasticity in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the reaction of OPEC to demand. OPEC's stated position is to hold the world price of oil between U.S.$22.00 - $28.00 per WTI Bbl and, if successful, will remove some of the volatility in the WTI price. This does not, however, affect a major oil trend developing in Canada. The trend in Canada involves increasing production of heavy oil that is priced at a differential to WTI. This differential is extremely wide presently but as the North American refineries are forced to accept more of the heavy crude there should be a narrowing of the differential. This will result in a trend that will see heavy crude priced at a differential that will only include the price of diluent to move the product from the delivery point to the refineries. Exploreco has no heavy oil production at this time.

Equity financings may become more difficult and selective. As a result, companies may have to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of royalty trusts as start-up companies with experienced management teams that are available as a result of the industry consolidation over the past two years. This may result in increased competition for a number of corporate and property acquisitions that will be available.

CAPITALIZATION

The following table sets forth the capitalization of Exploreco as at December 16, 2002 and as at December 16, 2002 after giving effect to the Arrangement and the Initial Private Placement.

	Authorized	Outstanding as at December 16, 2002[1]	Outstanding as at December 16, 2002 after giving effect to the Arrangement and Initial Private Placement[2]
			(unaudited)
Revolving Credit Facility[3]		-	-
Share Capital			
Common Shares	Unlimited	$1,000 (1 share)	$27,806,000[4] (20,276,471 shares)
Preferred Shares	Unlimited	$nil (nil shares)	$nil (nil shares)

Notes:

(1) Exploreco was incorporated on December 9, 2002. One share was issued to facilitate the initial organization of Exploreco.

(2) Assumes the distribution of 19,100,000 Exploreco Shares pursuant to the Arrangement and 1,176,471 Exploreco Shares pursuant to the Initial Private Placement. The actual number of Exploreco Shares to be issued under the Arrangement will depend on the number of Common Shares and Options outstanding as of the Effective Date and the Weighted Average Trading Price. See "The Arrangement – Details of the Arrangement".

(3) Exploreco has initiated discussions for a one-year revolving bank loan facility. No final terms have yet been concluded.

(4) This amount includes the impact of capital spending in relation to the Exploration Assets for the period from October 1, 2002 to December 16, 2002 which is not reflected in the Exploreco pro forma financial statements attached as Schedule A to this appendix.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Exploreco consists of an unlimited number of Exploreco Shares and an unlimited number of preferred shares issuable in series, of which, as at the date of this Information Circular, one (1) Exploreco Share and no Preferred Shares were issued and outstanding. Exploreco has also reserved a total of 2,500,000 Exploreco Shares for issuance pursuant to the Exploreco Stock Option Plan, subject to receipt of all necessary stock exchange and Shareholder approvals. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Exploreco Shares and the Preferred Shares.

Exploreco Shares

Exploreco is authorized to issue an unlimited number of Exploreco Shares. The Exploreco Shares rank junior to the preferred shares. Holders of Exploreco Shares are entitled to one vote per share at meetings of shareholders of Exploreco, to receive dividends if, as and when declared by the board of directors of Exploreco and to receive pro rata the remaining property and assets of Exploreco upon its dissolution or winding-up, subject to the rights of shares having priority over the Exploreco Shares.

Preferred Shares

The preferred shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of Exploreco may from time to time determine. The preferred shares shall rank senior to the Exploreco Shares with respect to the payment of dividends or distribution of assets or return of capital of Exploreco in the event of a dissolution, liquidation or winding up of Exploreco. No preferred shares are presently issued and outstanding.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence and principal occupation for the last five years of each of the directors of Exploreco. The term of office of each director will expire at the end of the next annual meeting of shareholders of Exploreco.

Name and Municipality of Residence	Principal Occupation During the Past Five Years
Jeffrey S. Boyce(1)(2)(3)(4) Calgary, Alberta	Since July 1994, President, Chief Executive Officer and Director of Vermilion Resources Ltd.
Charles W. Berard(1)(2)(3)(4)(5) Calgary, Alberta	Partner at Macleod Dixon LLP, Barristers and Solicitors.
Larry J. Macdonald(1)(2)(3)(4) Calgary, Alberta	Chairman and Chief Executive Officer, Pointwest Energy Inc. from 2000 to present; Chairman and Chief Executive Officer, Westpoint Energy Inc. from 1999 to 2000; and President and Chief Operating Officer Anderson Exploration Ltd. from 1992 to 1999.
W. Peter Comber(1)(2)(3)(4) Toronto, Ontario	Since 1999, Managing Director, Barrantagh Investment Management Inc., from 1992 to 1999, President, Newtonhouse Investment Management Ltd.

Notes:

(1) Member of the Audit Committee. Exploreco is required, pursuant to the ABCA, to have an audit committee of the board of directors. Exploreco does not have an executive committee.
(2) Member of the Governance and Human Resources Committee.
(3) Memer of the Environment, Health and Safety Committee.
(4) Member of the Independent Reserves Committee.
(5) Lead Director.

The following table sets forth all of the current officers of Exploreco, their current positions with Exploreco, and their principal occupation for the last five years.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	President and Chief Executive Officer and Director	See above.
Stephen Bjornson Calgary, Alberta	Vice President, Finance, Corporate Secretary and Chief Financial Officer	Appointed Chief Financial Officer for Vermilion Resources Ltd. in November 2000 and since May 1997 has also been Vice President, Finance and Controller for Vermilion Resources Ltd.
Chris Baker Calgary, Alberta	Vice-President, Exploration	Since July 1998, Vice President, Exploration for Vermilion Resources Ltd.; from February, 1994 Vice President, Exploration for Dorset Exploration Ltd.
C. Tom Banks Calgary, Alberta	Vice-President, Engineering and Operations	Since May 2000, Vice President, Production & Engineering for Vermilion Resources Ltd.; from April 1997 Manager, Production and Marketing for Vermilion Resources Ltd., from June 1996 Manager, Engineering for Dominion Explorers Inc.

Subject to transition requirements relating to the Trust, each of Messrs. Jeffrey Boyce, Steve Bjornson, Chris Baker and Tom Banks will devote his full time and attention to the business and affairs of Exploreco. Profiles of Exploreco's directors and officers and the particulars of their respective principal occupations during the last five years are set forth below.

Jeffrey S. Boyce, President & Chief Executive Officer and Director

Mr. Boyce is a professional landman who brings over 22 years of oil and gas industry experience to Exploreco. He has considerable experience in negotiations and corporate planning as well as land and exploration strategies. Prior to his role as President and Chief Executive officer of Vermilion, Mr. Boyce was President and Chief Operating Officer of International Pedco Energy. He is currently a Director of Aventura Energy Inc. as well as Collicutt Hanover Services Ltd. In 1994 Mr. Boyce, along with Mr. Ghersinich and Mr. Donadeo, co-founded Vermilion Resources Ltd. Mr. Boyce holds a diploma in Business from Durham College, Ontario.

Stephen E. Bjornson, Vice President, Finance & Chief Financial Officer

Mr. Bjornson brings over 14 years of industry experience in addition to a Bachelor of Commerce Degree and a Chartered Accountant designation to Exploreco. He has an extensive background in all areas of corporate finance and accounting. He has had varied experience at Westcoast Petroleum, North Canadian Oils Ltd., and Winfield Energy and is a Director with Aventura Energy Inc. Mr. Bjornson is a chartered accountant and holds a Bachelor of Commerce degree from the University of Calgary.

Chris Baker, Vice President, Exploration

Mr. Baker brings over 20 years of industry experience to Exploreco. He has extensive international experience in the North Sea, Brazil, Barbados and Tanzania as well as Canadian Frontiers (Beaufort Sea, Offshore Newfoundland and Svedrup Basin). Prior to joining Vermilion in July 1998, he was the Vice President, Exploration at Dorset Exploration (Baytex). He holds a Bachelor of Science degree (Honours) from Nottingham University, England.

C. Tom Banks, Vice President, Engineering and Operations

Mr. Banks has over 17 years of industry experience, primarily with junior to intermediate sized producers. His expertise covers a wide range of engineering and operations activities. These include drilling, completions, facilities, exploitation and production engineering as well as evaluations and marketing. Mr. Banks is a Professional Engineer with a Bachelor of Science degree in chemical and petroleum engineering from the University of Calgary.

Charles W. Berard, Director

Mr. Berard is a partner in the law firm Macleod Dixon LLP and practices in the corporate/commercial area. He has extensive experience in Canadian oil and gas, mining, and other commercial transactions, as well as going public, mergers and acquisitions, and debt financing. Mr. Berard's practice has a significant international component as he has been previously involved in resource transactions in many countries worldwide. In addition to being a director of Exploreco and Vermilion, Mr. Berard is also a director on several other TSX and TSX Venture Exchange companies and several private resource and technology companies. Mr. Berard holds a Bachelor of Engineering degree from McGill University, a Bachelor of Civil Law degree and a Bachelor of Laws degree, both from the University of Ottawa.

Larry J. Macdonald, Director

Mr. Macdonald is currently the Chairman and Chief Executive Officer of Pointwest Energy Inc. a private Canadian oil and gas development company. Mr. Macdonald has over 30 years of industry experience in Western Canada. Mr. Macdonald has recently chaired the Board of the Southern Alberta Institute of Technology and the United Way of Calgary, Alberta Canada and area. Mr. Macdonald is also on the board of directors of Crestreet Financial Management Limited. Mr. Macdonald holds a Bachelor of Science in Geology from the University of Alberta.

W. Peter Comber, Director

Since August 1999 Mr. Comber has been managing director of Barrantagh Investment Management Inc., investment counsellors based in Toronto, Ontario (formerly McCutcheon Comber Investment Management Inc.), the firm was formed on the merger of Newtonhouse and the former McCutcheon firm. From May 1993 to August 1999, Mr. Comber was the President of Newtonhouse Investment Management Ltd., investment counsellors located in Toronto, Ontario. Between June 1989 and December 31, 1991, Mr. Comber was Senior Vice-President, Thornmark Capital Corporation, an investment holding company, and principal officer of Thornmark Capital Funding Corporation, merchant bank. Prior to June 1989, Mr. Comber was Senior Vice-President and Managing Director of Prudential-Bache Securities Canada Limited, an investment dealing in Toronto, Ontario. Mr. Comber is the President and controlling shareholder of W.P. Comber Associates Ltd. located in Toronto, Ontario, a financial advisory firm. Mr. Comber is also a director of Forte Oil Limited.

PERSONNEL

As at the date of this Information Circular, Exploreco has no employees. After giving effect to the Arrangement it is expected Exploreco will have approximately 14 employees at its office in Calgary and no field employees.

EXECUTIVE COMPENSATION

To date, Exploreco has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Exploreco to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Exploreco will be paid salaries at a level that is comparable to other start-up junior oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Exploreco and any of the executive officers of Exploreco and there are no provisions for compensation of executive officers of Exploreco in the event of termination of employment or change of responsibilities following a change of control. The Board of Directors of Exploreco will consider whether employment contracts should be entered into with each of the executive officers of Exploreco following the completion of the Arrangement.

Initially, directors will not be paid any annual retainer fees and will not be paid for attendance at board or committee meetings; however, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Exploreco Shares pursuant to Exploreco's stock option plan and by participating in the Initial Private Placement. See "Options to Purchase Securities".

OPTIONS TO PURCHASE SECURITIES

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Exploreco of the Exploreco Stock Option Plan. A copy of the Exploreco Stock Option Plan is set out in Appendix L to this Information Circular. For a description of the Exploreco Stock Option Plan, see "Other Matters to be Brought Before the Meeting – Approval of the Exploreco Stock Option Plan".

It is the intention of the board of directors of Exploreco that options to acquire up to an aggregate of 10% of the number of issued and outstanding Exploreco Shares will be granted pursuant to the Exploreco Plan to directors, officers, employees and consultants of Exploreco immediately following the Arrangement becoming effective.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Exploreco, or any of their associates, to Exploreco, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Exploreco.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Vermilion, after giving effect to the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to all of the outstanding Exploreco Shares.

DIVIDENDS

Exploreco has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors on the basis of Exploreco's earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Information Circular, none of the directors, officers or principal shareholders of Exploreco and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Exploreco or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Exploreco will be subject in connection with the operations of Exploreco. In particular, certain of the directors and officers of Exploreco are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Exploreco or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Exploreco. See "Directors and Officers of Exploreco". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by Exploreco since incorporation other than contracts in the ordinary course of business, are as follows:

1. the Arrangement Agreement (see the section of the Information Circular entitled "The Arrangement"); and

2. the Conveyance Documents.

RISK FACTORS

The holding of Exploreco Shares should be considered highly speculative due to the nature of Exploreco's business and the present stage of its development. For a discussion of the risk factors associated with Exploreco and the ownership of Exploreco Shares, in addition to the factors described below, see Appendix K, "Information Concerning Vermilion Resources Ltd. - Risk Factors", which risk factors are hereby incorporated, *mutatis mutandis*, by reference into this Appendix H.

Key Personnel

Participation in the Initial Private Placement has been offered to certain individuals who would be key officers, directors and employees of Exploreco following the completion of the Arrangement as a material inducement to their acceptance of employment with Exploreco. Exploreco's success will depend in large measure on such individuals. Failure to obtain the requisite Shareholder or regulatory approval of the Initial Private Placement may result in such key individuals not agreeing to carry on as employees of Exploreco. The loss of the services of such key personnel could have a material adverse effect on Exploreco.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Exploreco's exploration and production facilities and other operations and activities will emit a small amount of greenhouse gases which may subject Exploreco to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from Exploreco's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Exploreco.

Exploreco Conveyance Agreement

Pursuant to the Exploreco Conveyance Agreement, Exploreco will assume all liabilities, including environmental liabilities, relating to the Exploration Assets. Although Exploreco is not aware of any material liabilities relating to the Exploration Assets, it is possible that Exploreco could become aware of certain liabilities after the completion of the Arrangement which could have a material adverse effect on Exploreco.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Exploreco by Macleod Dixon LLP. As of the date hereof, partners and associates of Macleod Dixon LLP hold none of the outstanding Exploreco Shares. Certain information relating to Exploreco's reserves has been prepared by GLJ. As of the date hereof, the members of GLJ hold none of the outstanding Exploreco Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Exploreco are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P OS7.

Valiant Corporate Trust Company, at its principal offices in Calgary, Alberta and Equity Transfer Securities Inc., at its principal offices in Toronto, Ontario, is the registrar and transfer agent for the Exploreco Shares.

SCHEDULE "A"

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of
Clear Energy Inc.

We have reviewed, as to compilation only, the accompanying pro forma balance sheet of Clear Energy Inc. as at September 30, 2002 and the pro forma statements of operations for the nine months ended September 30, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular of Vermilion Resources Ltd dated December 17, 2002 relating to the Plan of Arrangement involving Clear Energy Inc., Vermilion Resources Ltd., Vermilion Acquisition Ltd. and Vermilion Energy Trust. In our opinion, the pro forma balance sheet as at September 30, 2002 and the pro forma statements of operations for the nine months ended September 30, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Calgary, Alberta
December 17, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

CLEAR ENERGY INC.

Pro Forma Statement of Operations

For the Nine Months Ended September 30, 2002

(000's, except share and per share amounts, unaudited)

	Exploration Assets (Note 1)	Pro forma Adjustments (Note 2)		Pro forma Exploreco
Revenue:				
Petroleum and natural gas revenue	$ 10,894			$ 10,894
Royalties	3,589			3,589
	7,305			7,305
Expenses:				
Production	995			995
General and administration	-	630	2(c)	630
Depletion and depreciation	-	4,786	2(d)	4,786
	995			6,411
Earnings before income taxes	6,310			894
Income taxes:				
Future	-	636	2(f)	636
Capital	-	12	2(f)	12
	-			648
Net earnings for the period	$ 6,310			$ 246
Number of shares			2(h)	20,276,471
Net earnings per share				0.01

See accompanying notes.

CLEAR ENERGY INC.

Pro Forma Statement of Operations

For the Year Ended December 31, 2001

(000's, except share and per share amounts, unaudited)

	Exploration Assets (Note 1)	Pro forma Adjustments (Note 2)		Pro forma Exploreco
Revenue:				
Petroleum and natural gas revenue	$ 2,854			$ 2,854
Royalties	831			831
	2,023			2,023
Expenses:				
Production	176			176
General and administration	-	840	2(c)	840
Depletion and depreciation	-	717	2(d)	717
	176			1,733
Earnings before income taxes	1,847			290
Income taxes:				
Future	-	233	2(f)	233
Capital	-	10	2(f)	10
	-			243
Net earnings for the year	$ 1,847			$ 47
Number of shares			2(h)	20,276,471
Net earnings per share				0.00

See accompanying notes.

CLEAR ENERGY INC.

Pro Forma Balance Sheet

As at September 30, 2002

(000's, unaudited)

	Exploreco	Pro forma Adjustments (Note 2)		Pro forma Exploreco
Assets				
Current				
Cash	$ 1	2,000	2(i)	$ 2,001
Capital assets	-	17,030	2(a)	17,030
Future income taxes	-	6,064	2(g)	6,064
	$ 1			$ 25,095
Liabilities and Shareholders' Equity				
Provision for future site restoration	-	72	2(e)	72
	-			72
Shareholders' equity				
Share capital	1	25,022	2(i)	25,023
	$ 1			$ 25,095

See accompanying notes.

CLEAR ENERGY INC.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma balance sheet as at September 30, 2002 and the pro forma statements of operations for the nine months ended September 30, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement (the "Arrangement") to convert Vermilion Resources Ltd. ("Vermilion") from a corporation focused on oil and natural gas exploration and production into two new entities: (a) Clear Energy Inc. ("Exploreco"), a public corporation concentrating on the exploration and development of oil and natural gas reserves and (b) Vermilion Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. Vermilion Resources Ltd. ("Amalgamationco"), the corporation resulting from the amalgamation of Vermilion and Vermilion Acquisition Ltd. ("Acquisitionco"), and a wholly-owned subsidiary of the Trust, will hold a working interest in certain oil and gas properties of Vermilion.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma balance sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the date of the balance sheet and the pro forma statements of operations give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the beginning of each of the periods. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Vermilion as at and for the year ended December 31, 2001 and the unaudited consolidated financial statements as at and for the nine months ended September 30, 2002 ("Vermilion Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Vermilion Historical Financial Statements incorporated by reference, the balance sheet of Exploreco and the Statements of Revenues and Operating Expenses of the assets of Exploreco (the "Exploration Assets") included elsewhere in this Information Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Plan of Arrangement, Vermilion will be acquired by Acquisitionco, the consideration being shares in Exploreco and units of the Trust. As the former Vermilion shareholder group will own Exploreco and the Trust (including its wholly-owned subsidiary company Amalgamationco), no adjustment to carrying values of the assets and liabilities of Vermilion is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Plan of Arrangement, a portion of Vermilion's existing lands and exploration assets will be transferred directly to Exploreco. The properties held within the consolidated entity of Vermilion will be transferred such that Exploreco will hold a 50% working interest in certain oil and natural gas properties in the Peace River Arch area of Alberta and a 100% working interest in certain other exploration properties as well as various undeveloped landholdings. The net book value of capital assets of Vermilion has been allocated to Amalgamationco based on the historical cost of the assets

b. Working capital balances related to the Exploration Assets are not transferred with the property.

c. General and administrative costs incurred of $630,000 for the nine months ended September 30, 2002 will be allocated to Exploreco. General and administrative costs incurred of $840,000 for the year ended

December 31, 2001 will also be allocated to Exploreco. Included in the allocation is a Temporary Services Agreement for accounting, marketing and other general administrative services. The estimate of general and administrative costs is net of estimated amounts to be capitalized of $150,000 (2001 - $200,000) related to exploration and development activities.

d. Depletion and depreciation has been computed for Exploreco production using the appropriate unit-of-production rate for the Exploration Assets based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

e. The provision for site restoration and abandonment has been computed using the appropriate unit-of-production rate for the Exploration Assets and is included with depletion and depreciation. The provision for site restoration and abandonment on the pro forma balance sheet has been allocated based on the historical provisions related to the properties transferred to Exploreco.

f. Future income tax has been calculated using the historical effective tax rate of Vermilion (September 30, 2002 - 42.12% and December 31, 2001 - 42.62%). Large corporations tax has been estimated based on the Exploreco assets and liabilities.

g. A future tax asset arises as a result of Exploreco having a greater tax basis associated with the Exploration Assets than the net book value associated with the assets.

h. The authorized capital of Exploreco consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. Net earnings per share has been based on the following expected number of shares of Exploreco.

Estimated Vermilion Common Shares outstanding at the effective date of the Arrangement	55,900,000
Estimated number of Options outstanding at the effective date of the Arrangement	1,400,000
	57,300,000
Consolidation (3 to 1)	19,100,000
Private Placement	1,176,471
	20,276,471

The actual number of shares to be issued in consideration for options of Vermilion under the Arrangement will depend on the weighted average trading price of the common shares of Vermilion preceding the effective date of the Arrangement. The number of shares outstanding shall be exchanged on the basis of three Vermilion shares for each Exploreco share.

Exploreco intends to authorize an initial private placement up to $2 million to directors, officers and employees of Vermilion. Each private placement unit will be comprised of one Exploreco Share and three performance incentive rights. The price at which the Private Placement units will be sold will be based on the net asset value per common share of Exploreco.

The actual number of shares outstanding after giving effect to the Plan of Arrangement may be different than the amount disclosed in this note due to the uncertainty regarding the number of options that may be exercised prior to the date the Arrangement becomes effective.

i. Share capital has been derived as the residual of the net book value of the assets and liabilities of Exploreco plus the estimated proceeds of the private placement of $2,000,000.

SCHEDULE "B"

STATEMENT OF REVENUES AND OPERATING EXPENSES

AUDITORS' REPORT

To the Directors of
Clear Energy Inc.:

We have audited the accompanying Statement of Revenues and Operating Expenses of the Exploration Assets for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of the management of Clear Energy Inc. Our responsibility is to express an opinion of this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this Statement of Revenues and Operating Expenses of the Exploration Assets presents fairly, in all material respects, the revenues and operating expenses of the assets to be transferred to Exploreco pursuant to the Plan of Arrangement described in Note 1 for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 17, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

CLEAR ENERGY INC.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS

For the Years Ended December 31, 2001, 2000 and 1999 and the Nine Month Periods Ended September 30, 2002 and 2001
(000's)

	September 30,		December 31,		
	2002	2001	2001	2000	1999
	$	$	$	$	$
	(unaudited)	(unaudited)			
REVENUE					
Natural gas and liquids sales	$10,894	$1,211	$2,854	-	-
Royalties	3,589	363	831	-	-
	7,305	848	2,023	-	-
OPERATING EXPENSES	995	66	176	-	-
EXCESS OF REVENUES OVER EXPENSES	$6,310	$782	$1,847	-	-

CLEAR ENERGY INC.

NOTES TO THE STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS
For the Years Ended December 31, 2001, 2000 and 1999 and the Nine Month Periods Ended September 30, 2002 and 2001

1. BASIS OF PRESENTATION

Pursuant to the Plan of Arrangement among Vermilion Resources Ltd ("Vermilion"), Clear Energy Inc. ("Exploreco"), Vermilion Acquisition Ltd. ("Acquisition Co") and Vermilion Energy Trust included as part of the Information Circular dated December 17, 2002 to be mailed to shareholders, a portion of Vermilion's existing lands and exploration assets will be transferred directly to Exploreco.

This statement has been derived from financial information provided by Vermilion and related only to the working interests in such properties which will be transferred to Exploreco.

This statement includes only those revenues and operating expenses which are directly related to the properties being transferred to Exploreco, and does not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonments.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Natural gas and liquid sales are recorded when the commodities are sold.

Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of natural gas and related products.

SCHEDULE "C"

BALANCE SHEET AS AT DECEMBER 16, 2002

AUDITORS' REPORT

To the Directors of
Clear Energy Inc.:

We have audited the balance sheet of Clear Energy Inc. as at December 16, 2002. This balance sheet is the responsibility of the management of Clear Energy Inc. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Clear Energy Inc. as at December 16, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 17, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

CLEAR ENERGY INC.

BALANCE SHEET
(000's)

As at	**December 16, 2002**
ASSETS	
Current	
Cash	$1
	$1
SHAREHOLDER'S EQUITY	
Shareholder's equity	$1
Share capital	$1

See accompanying notes

On behalf of the Board:

(signed) Jeffrey S. Boyce
Director

(signed) Charles W. Berard
Director

CLEAR ENERGY INC.

NOTES TO THE BALANCE SHEET

1. INCORPORATION AND FINANCIAL PRESENTATION

Clear Energy Inc. ("Exploreco") was incorporated pursuant to the *Business Corporations Act* (Alberta) on December 9, 2002. Exploreco has not carried on active business since incorporation. The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

a. Authorized

An unlimited number of voting common shares and an unlimited number of preferred shares.

b. Issued

	Number of Shares	**Consideration $000's**
Common Shares		
Balance on incorporation	-	-
Issued upon initial organization on December 9, 2002	1	1
Balance as at December 16, 2002	**1**	**1**

3. SUBSEQUENT EVENTS

Coincident with the Plan of Arrangement involving Vermilion Resources Ltd. ("Vermilion"), Exploreco, Vermilion Acquisition Ltd. ("Acquisitionco") and Vermilion Energy Trust, Exploreco will acquire the Exploration Assets from Vermilion and will be engaged in the exploration for, and the acquisition, development and production of, oil, and natural gas reserves. Exploreco will assume all liabilities, including environmental liabilities, relating to the Exploration Assets. Exploreco will also enter into various other contracts and transactions as set out in the Information Circular of Vermilion dated December 17, 2002. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of January 2003.

APPENDIX I
INFORMATION CONCERNING VERMILION ENERGY TRUST

TABLE OF CONTENTS

THE TRUST

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4. The Trust was created for the following purposes:

(a) investing in shares of Acquisitionco and acquiring the Common Shares and the Notes pursuant to the Arrangement;

(b) acquiring or investing in other securities of Amalgamationco and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

(c) acquiring royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(d) disposing of any part of the property of the Trust, including, without limitation, any securities of Amalgamationco;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Amalgamationco. The Trust expects to make monthly cash distributions to Unitholders (commencing March 15, 2003, assuming the Effective Date is January 16, 2003 and assuming a Distribution Record Date of February 28, 2003) of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Amalgamationco, after expenses, if any, and any cash redemptions of Trust Units. See "Information Concerning the Trust-Cash Distributions".

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Amalgamationco or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Amalgamationco and the ability of Amalgamationco to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Amalgamationco or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Amalgamationco in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who receives Exchangeable Shares pursuant to the Arrangement. See Appendix J, "Information Concerning Amalgamationco – Description of Share Capital – Voting and Exchange Trust Agreement".

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations currently carried on by Vermilion will be carried on by Amalgamationco, directly or indirectly.

The activities of the Trust and its wholly-owned subsidiary, Amalgamationco, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the

operations of Amalgamationco and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Amalgamationco may determine. The Indenture also provides that Amalgamationco may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Amalgamationco may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Amalgamationco, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Amalgamationco, receive distributions in respect of prepayments of principal on the Notes made by Amalgamationco to the Trust before the maturity of the Notes. It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Amalgamationco with a view to enhancing Amalgamationco's cash flow from operations.

The initial cash distribution will be paid to Unitholders of record on February 28, 2003 and is expected to be made on or before March 15, 2003. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units tendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000 provided that, the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (a) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (b) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes.

If at the time Trust Units are tendered for redemption by a Unitholders, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Amalgamationco considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholders shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Amalgamationco as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (a) a cash payment; or (b) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes or Redemption Notes. Notes and Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out the intentions evidenced herein.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Amalgamationco and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of Amalgamationco

The Trust Indenture prohibits the Trustee from voting the shares of Amalgamationco with respect to (a) the election of directors of Amalgamationco, (b) the appointment of auditors of Amalgamationco or (c) the approval of Amalgamationco's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders.

The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Amalgamationco, except in conjunction with an internal reorganization of the direct or indirect assets of Amalgamationco as a result of which either Amalgamationco or the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of Amalgamationco with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Amalgamationco except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Amalgamationco to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Amalgamationco to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Amalgamationco's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The board of directors of Amalgamationco has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Amalgamationco responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents and all of their successors and assigns shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie* properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Amalgamationco, or any other person to whom the Trustee has, with the consent of Amalgamationco, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Amalgamationco to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50%" of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Distribution Reinvestment and Optional Trust Unit Purchase Plan

Subject to the receipt of all required regulatory approvals, the Trust intends to establish the DRIP Plan. The DRIP Plan will only be available to Unitholders who are residents of Canada.

Upon implementation of the DRIP Plan, Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply Distributions on their existing Trust Units to the purchase of DRIP Units or by making optional cash payments (the "Cash Payment Option"). Computershare Trust Company of Canada (the "Plan Agent") will apply Cash Distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Amalgamationco through the facilities of the TSX. Drip Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury.based on the weighted average of the previous 10 days of trading prior to the applicable Distribution. Under the Cash Payment Option, a Unitholder may, through the Plan Agent purchase additional DRIP Units having a value of up to $5,000 per month. Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any fiscal year of the Trust will be limited to 2% of the number of Trust Units issued and outstanding at the start of such fiscal year. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units. **The automatic reinvestment of distributions under the DRIP Plan will not relieve participants in such plan of any income tax applicable to those distributions. See "Canadian Federal Income Tax Considerations".**

There is no guarantee that the Trust will receive the regulatory approvals required to implement the DRIP Plan, or to avoid resale restrictions on DRIP Units purchased under the DRIP Plan. Such approvals may not be available, or may be conditional upon amendments being made to the DRIP Plan.

Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than 3 business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date. Thereafter, distributions to those Unitholders will be in cash. The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of participants. The Trust is not required to issue Trust Units into any jurisdiction where that issuance would be illegal.

PRO FORMA DISTRIBUTABLE CASH

The following is a summary of selected financial information for the oil and natural gas assets owned, directly or indirectly, by the Trust following the completion of the Arrangement, for the periods indicated.

Management of the Trust and Vermilion have provided the following analysis to assist the Trust and Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would be available to the Trust for distribution to Unitholders had the Trust been in existence for the nine month period ended September 30, 2002. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 98.6% of Vermilion's oil and natural gas producing properties (based on established reserves excluding the Trinidad properties) and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Vermilion and the Trust have, based upon their review of the amounts of these expenses in similar circumstances, estimated that these expenses would not deviate materially from the amount shown below.

The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.

	Pro Forma Nine Months Ended September 30, 2002 [2] (000's, unaudited)
Cash from Operations	$110,782
Deduct:	
Reclamation fund contributions	($1,386)
Provision for Capital expenditures	($16,617)
Distributable Cash [1]	$92,779
Distributable Cash per Unit or Exchangeable Share for the period	$1.62
Weighted average number of Total Trust Units [4]	57,200

Notes:

(1) Distributable cash available for distribution is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) See Appendix J, "Information concerning Amalgamationco" for a more complete description of the assumptions and estimates associated with the pro forma information.

(3) Holders of Exchangeable Shares will not receive cash distributions from the Trust or Amalgamationco. Rather the Exchange Ratio will be adjusted to account for distributions paid to Unitholders. See "The Arrangement – Exchangeable Share Election" and Appendix J, "Information Concerning Amalgamationco – Exchangeable Shares".

(4) The weighted average number of Trust Units represents the weighted average number of Common Shares for the nine months ended September 30, 2002, with the addition of Options to be exchanged for Trust Units under the Arrangement. The actual number of Trust Units issued upon the exchange of Options under the Arrangement will depend on the Weighted Average Trading Price preceding the Effective Date. See Note 2j to the consolidated pro forma financial statements of the Trust contained in Appendix I.

ILLUSTRATIVE DISTRIBUTABLE CASH

The following tables illustrate a range of possible amounts of Distributable Cash relating to Units and Exchangeable Shares outstanding based on the foregoing cash flow illustrations for the nine months ended September 30, 2002. The ranges of possible amounts of Distributable Cash are based on varying field prices for oil and natural gas. For this analysis, the production volumes, royalty rates, other income, operating expenses, expenses associated with the Temporary Services Agreement, general and administrative expenses, large corporation taxes, cash taxes, reclamation fund contributions, and capital expenditures have been held constant to the levels shown in the pro forma information for September 30, 2002. This analysis is also based on the assumption that Amalgamationco will distribute its cash available for distribution, as it relates to the Trust Units outstanding, to the Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the Royalty Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 57,200,000 Trust Units outstanding (which number includes all Exchangeable Shares anticipated to be outstanding following the completion of the Arrangement).

The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2002 is on a pro forma basis only.

Illustrative Distributable Cash for the Nine Months Ended September 30, 2002 ($000)

Oil Price	Natural Gas field Price ($/Mcf)							
$Cdn/Bbl	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$5.50
30.00	70,746	73,921	77,096	80,271	83,446	86,620	89,796	92,971
32.50	73,888	77,062	80,237	83,412	86,588	89,763	92,937	96,112
35.00	77,001	80,175	83,351	86,525	89,700	92,875	96,050	99,225
37.50	80,113	83,288	86,463	89,638	92,813	95,988	99,163	102,337
40.00	83,227	86,401	89,576	92,751	95,926	99,101	102,276	105,452
42.50	86,339	89,514	92,689	95,863	99,039	102,213	105,388	108,563

Illustrative Distributable Cash for the Nine Months Ended September 30, 2002 (per trust unit)

Oil Price	Natural Gas field Price ($/Mcf)							
$Cdn/Bbl	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$5.50
30.00	1.24	1.29	1.35	1.40	1.46	1.51	1.57	1.63
32.50	1.29	1.35	1.40	1.46	1.51	1.57	1.62	1.68
35.00	1.35	1.40	1.46	1.51	1.57	1.62	1.68	1.73
37.50	1.40	1.46	1.51	1.57	1.62	1.68	1.73	1.79
40.00	1.46	1.51	1.57	1.62	1.68	1.73	1.79	1.84
42.50	1.51	1.56	1.62	1.68	1.73	1.79	1.84	1.90

The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.

The range of information set forth above is a representative range of possible Distributable Cash and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 16, 2002 both before and after giving effect to the Arrangement.

Designation	Authorized	As at December 16, 2002 before giving effect to the Arrangement (1)	As at December 16, 2002 after giving effect to the Arrangement(2)
Revolving Credit Facility(3)		$nil	$190,000,000
Exchangeable Shares	6,000,000	$nil (nil shares)	$14,098,000 (6,000,000 shares)
Trust Units	Unlimited	$1,000 (1 Trust Unit)	$120,539,000 (51,300,000 Trust Units)

Notes:

(1) The Trust was initially settled as of December 16, 2002.

(2) Assumes the issuance of 6,000,000 Exchangeable Shares pursuant to the Arrangement. The actual number of Trust Units outstanding after the Arrangement will depend upon the number of Exchangeable Shares which eligible Shareholders elect to receive, the number of Common Shares and Options outstanding as of the Effective Date, and the Weighted Average Trading Price. See "The Arrangement – Details of the Arrangement".

(3) The Trust is currently in negotiations for a bank loan facility with a syndicate of Canadian financial institutions. The facility structure proposed is expected to be comprised of a one-year revolving period followed by a one-year term with a final settlement payment at the end of the second year. There are no principal payments required.

RISK FACTORS

The following is a summary of certain risk factors relating to the activities of the Trust and the ownership of Trust Units which prospective investors should carefully consider before making an investment decision relating to Trust Units or Exchangeable Shares. The risk factors listed below are in addition to the general risk factors set out in Appendix K, "Information Concerning Vermilion Resources Ltd. - Risk Factors",

which risk factors are incorporated, *mutatis mutandis*, by reference into this Appendix I. A Securityholder should consider carefully such all such risk factors.

Reserve Estimates

The reserve and recovery information contained in the GLJ Trust Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition, will be dependent on the prices received by Amalgamationco for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Amalgamationco's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Amalgamationco and possible liability to third parties. Amalgamationco will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Amalgamationco may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Amalgamationco's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Amalgamationco or its subsidiaries to certain properties. Such circumstances could impair Amalgamationco's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Amalgamationco or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Amalgamationco. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Canada, France and Trinidad and Tobago are signatories to the United Nations Framework Convention on Climate Change and both have ratified the Kyoto Protocol established thereunder. Canada and France, as Annex B parties to the Kyoto Protocol, and France as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

Amalgamationco's exploration and production facilities and other operations and activities in Canada and France will emit a small amount of greenhouse gasses which may subject Amalgamationco to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Amalgamationco's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Amalgamationco in Canada and France.

Trinidad and Tobago is not an Annex B party to the Kyoto Protocol is therefore not required under the Kyoto Protocol to set legally binding targets to regulate greenhouse gas emissions.

Debt Service

Amalgamationco may, from time to time, finance a significant portion of its operations through debt (other than the Notes). Amounts paid in respect of interest and principal on debt incurred by Amalgamationco may impair Amalgamationco's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Amalgamationco of its obligations under the Notes or the Royalty Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Amalgamationco its Subsidiaries and the Trust. If Amalgamationco becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Amalgamationco its Subsidiaries and the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Amalgamationco, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of Amalgamationco

Amalgamationco is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Amalgamationco are outstanding, a

portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Amalgamationco intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Amalgamationco. If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Amalgamationco, then cash taxes may be payable by Amalgamationco. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Amalgamationco, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Amalgamationco will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Amalgamationco's initial production levels and reserves will decline.

Amalgamationco's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Amalgamationco's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Amalgamationco's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Residual Liabilities of Vermilion

Pursuant to the Arrangement, Amalgamationco will be the corporation resulting from the amalgamation of Acquisitionco and Vermilion. As a result, Amalgamationco will own, directly or indirectly, all of the assets of Vermilion other than the Exploration Assets, which will be transferred to Exploreco coincident with the Arrangement becoming effective. Although Exploreco will assume all of the liabilities of Vermilion relating to the Exploration Assets, as the successor entity to Vermilion, Amalgamationco will retain all other liabilities of Vermilion, including liabilities relating to corporate and income tax matters.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Amalgamationco. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in Amalgamationco, the Notes, the Royalty Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of the Trust and Amalgamationco by Macleod Dixon LLP. Certain information relation to Amalgamationco's reserves has been prepared by GLJ. As of the date hereof, partners and associates of Macleod Dixon LLP and members of GLJ hold none of the outstanding securities of the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar for the Trust Units.

SCHEDULE A

PRO FORMA FINANCIAL STATEMENTS OF TRUST

COMPILATION REPORT

To the Trustee of
Vermilion Energy Trust:

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Vermilion Energy Trust as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 which have been prepared for inclusion in the Information Circular dated December 17, 2002 relating to the Plan of Arrangement involving Vermilion Resources Ltd., Clear Energy Inc., Vermilion Acquisition Ltd. and Vermilion Energy Trust. In our opinion, the pro forma consolidated balance sheet as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Calgary, Alberta
December 17, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2002

(000's, except unit and per unit amounts, unaudited)

	Vermilion Resources Ltd.	Exploreco Assets (Note 1)	Pro forma Adjustments (Note 2)		Pro forma Vermilion Energy Trust
Revenue:					
Petroleum and natural gas revenue	$ 204,186	$ (10,894)			$ 193,292
Royalties (net)	43,024	(3,589)			39,435
	161,162				153,857
Expenses:					
Production	30,172	(995)			29,177
Interest	4,466				4,466
General and administration	7,354		(630)	2(c)	6,724
Employee bonus plan	-		2,494	2(d)	2,494
Foreign exchange loss	7				7
Depletion and depreciation	69,468		(4,829)	2(e)	64,639
	111,467				107,507
Earnings before income taxes and other item	49,695				46,350
Income taxes:					
Future	4,902		13,680	2(g)	18,582
Current	16,631		(15,366)	2(g)	1,265
Capital	747		(12)	2(g)	735
	22,280				20,582
Other item:					
Non-controlling interest	(99)				(99)
Net earnings for the period	$ 27,514				$ 25,867
Weighted average number of Total Trust Units				2(j)	57,200,000
Net earnings per Trust Unit					$0.45

See accompanying notes.

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2001

(000's, except unit and per unit amounts, unaudited)

	Vermilion Resources Ltd.	Exploreco Assets (Note 1)	Pro forma Adjustments (Note 2)		Pro forma Vermilion Energy Trust
Revenue:					
Petroleum and natural gas revenue	$ 274,899	$ (2,854)			$ 272,045
Royalties (net)	63,744	(831)			62,913
	211,155				209,132
Expenses:					
Production	33,213	(176)			33,037
Interest	6,072				6,072
General and administration	7,295		(840)	2(c)	6,455
Employee bonus plan	-		3,522	2(d)	3,522
Foreign exchange loss	961				961
Depletion and depreciation	53,271		(842)	2(e)	52,429
	100,812				102,476
Earnings before income taxes and other item	110,343				106,656
Income taxes:					
Future	32,327		5,254	2(g)	37,581
Current	11,810		(6,970)	2(g)	4,840
Capital	513		(10)	2(g)	503
	44,650				42,924
Other item:					
Equity in income of affiliate	(50)				(50)
Net earnings for the year	$ 65,743				$ 63,782
Weighted average number of Total Trust Units				2(j)	57,000,000
Net earnings per Trust Unit					$ 1.12

See accompanying notes.

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Distributable Cash

For the Nine Months Ended September 30, 2002

(000's, except unit and per unit amounts, unaudited)

	Pro forma Vermilion Energy Trust
Net earnings for the period	$ 25,867
Add (deduct):	
Depletion and depreciation	64,639
Unrealized foreign exchange loss	17
Amortized deferred financing charges	529
Non-controlling interest	(99)
Future income taxes	18,582
Non-cash administrative expenses (Note 2(d))	1,247
Cash generated from operations	110,782
Add (deduct):	
Reclamation fund contribution (Note 2(h))	(1,386)
Provision for capital expenditures (Note 2(i))	(16,617)
Distributable cash	92,779
Weighted average number of Total Trust Units (Note 2(j))	57,200,000
Distributable cash per Trust Unit	1.62

See accompanying notes.

VERMILION ENERGY TRUST

Pro Forma Consolidated Statement of Distributable Cash

For the Year Ended December 31, 2001

(000's, except unit and per unit amounts, unaudited)

	Pro forma Vermilion Energy Trust
Net earnings for the year	$ 63,782
Add (deduct):	
Depletion and depreciation	52,429
Unrealized foreign exchange loss	933
Amortized deferred financing charges	661
Non-controlling interest	(50)
Future income taxes	37,581
Non-cash administrative expenses (Note 2(d))	1,761
Cash generated from operations	157,097
Add (deduct):	
Reclamation fund contribution (Note 2(h))	(1,632)
Provision for capital expenditures (Note 2(i))	(23,565)
Distributable cash	131,900
Weighted average number of Total Trust Units (Note 2(j))	57,000,000
Distributable cash per Trust Unit	2.31

See accompanying notes.

VERMILION ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at September 30, 2002

(000's, unaudited)

	Vermilion Energy Trust	Vermilion Resources Ltd.	Pro forma Adjustments (Note 2)		Pro forma Vermilion Energy Trust (Note 2)	Pro forma Adjustments (Note 3)		Pro forma Vermilion Energy Trust (Note 3)
Assets								
Current								
Cash	$ 1	$ 25,706	12,000	2(m)	$ 37,707			$ 37,707
Accounts receivable	-	39,213			39,213			39,213
Crude oil inventory	-	7,621			7,621			7,621
Prepaid expenses and other	-	3,644			3,644			3,644
	1	76,184			88,185			88,185
Deferred financing costs	-	619			619			619
Capital assets	-	691,958	(17,030)	2(a)	674,928	17,039	3(a)	691,967
	$ 1	$ 768,761			$ 763,732			$ 780,771
Liabilities and Unitholders' Equity								
Current liabilities								
Accounts payable and accrued liabilities	$ -	$ 68,201	8,000	2(l)	$ 76,201			$ 76,201
Bank loan	-	201,415	6,000	2(m)	207,415			207,415
Income taxes payable	-	17,378			17,378			17,378
	-	286,994			300,994			300,994
Provision for future site restoration	-	10,590	(72)	2(f)	10,518			10,518
Future income taxes	-	145,796	2,694	2(g)	148,490	6,444	3(b)	154,934
	-	443,380			460,002			466,446
Non-controlling interest	-	14,937	6,000	2(m)	20,937	10,595	3(a)	31,532
Unitholders' Equity:								
Unitholders' Equity	1	140,373	(5,861)		134,513			134,513
Retained earnings	-	170,071	(21,791)	2(l)	148,280			148,280
	1	310,444			282,793			282,793
	$ 1	$ 768,761			$ 763,732			$ 780,771

See accompanying notes.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2002 and the pro forma consolidated statements of operations and the pro forma consolidated statements of distributable cash for the nine months ended September 30, 2002 and the year ended December 31, 2001 (the "Pro Forma Statements") have been prepared to reflect the proposed Plan of Arrangement (the "Arrangement") to convert Vermilion Resources Ltd. ("Vermilion") from a corporation focused on oil and natural gas exploration and production into two new entities: (a) Clear Energy Inc. ("Exploreco") a public corporation concentrating on the exploration and development of oil and natural gas reserves and (b) Vermilion Energy Trust (the "Trust") a trust entity which will distribute a substantial portion of cash to its unitholders. Vermilion Resources Ltd. ("Amalgamationco"), the corporation resulting from the amalgamation of Vermilion and Vermilion Acquisition Ltd. ("Acquisitionco"), and a subsidiary of the Trust, will hold a working interest in certain oil and gas properties of Vermilion.

The Pro Forma Statements include the accounts of the Trust, certain partnership interests and its subsidiaries, all of which are wholly-owned subsidiaries except for Aventura Energy Inc. ("Aventura"). As a part of the reorganization of Vermilion, separate from the Arrangement, Vermilion intends to sell its existing working interest in the Central Block in Trinidad ("Trinidad") to Aventura. The column in the pro forma consolidation balance sheet having a Note 2 reference and Note 2 describe the Pro-Forma Statements before reflecting the sale of Vermilion's working interest in Trinidad to Aventura, and the column in the pro forma consolidated balance sheet having a Note 3 reference and Note 3 describe the pro forma consolidated balance sheet as if the sale to Aventura had also occurred.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet give effect to the assumed transactions and assumptions described in Notes 2 and 3 as if they had occurred at the end of the period and the pro forma consolidated statements of operations and pro forma consolidated statements of distributable cash give effect to the assumed transactions and assumptions described in Note 2 and Note 3 as if they had occurred at the beginning of the respective periods. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Distributable cash is not an earnings measurement recognized by Canadian generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash in other similar trust entities.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Vermilion as at and for the year ended December 31, 2001 and the unaudited consolidated financial statements as at and for the nine months ended September 30, 2002 ("Vermilion Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Vermilion Historical Financial Statements, the balance sheet of the Trust and the Statement of Revenues and Operating Expenses of the Exploreco Assets included elsewhere in this Information Circular or incorporated by reference. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Arrangement, Vermilion will be acquired by Acquisitionco, the consideration being shares in Exploreco and units of Vermilion Energy Trust. As the former Vermilion shareholder group will own Exploreco and the Trust (including its wholly-owned subsidiary company Amalgamationco), no adjustment to carrying values of the assets and liabilities of Vermilion is required to account for the transaction.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a. Under the Arrangement, a portion of Vermilion's existing lands and exploration assets will be transferred directly to Exploreco. The properties held within the consolidated entity of Vermilion will be transferred such that Exploreco will hold a 50% working interest in certain natural gas properties in the Peace River Arch area of Alberta, a 100% working interest in certain other exploration properties as well as various undeveloped landholdings. The net book value of capital assets of Vermilion has been allocated to Amalgamationco based on the historical cost of the assets.

b. Working capital balances related to the exploration assets are not transferred with the properties.

c. General and administrative costs incurred of $630,000 for the nine months ended September 30, 2002 will be allocated to Exploreco. General and administrative costs incurred of $840,000 for the year ended December 31, 2001 will also be allocated to Exploreco. Included in the allocation is a Temporary Services Agreement for office space, equipment and other general administrative services.

d. The Employee Bonus Plan provides for a payment of up to 2.0% of Net Operating Income (as defined in the Plan) for the period. The amount is to be settled in cash, through the issuance of Trust Units, or in a combination of cash and Trust Units as determined by the board of directors of Amalgamationco. For the purposes of these proforma financial statements, it is assumed to be settled half in cash and half in Trust Units.

e. The adjustment of depletion and depreciation to account for the disposition of capital assets to Exploreco has been computed using the appropriate unit-of production rate for the full cost pool allocated to Amalgamationco based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. The cost of significant unevaluated properties are excluded from the depletion and depreciation base.

f. The provision for site restoration and abandonment on the pro forma consolidated balance sheet has been adjusted based on the historical provisions related to the properties transferred to Exploreco.

g. Future income tax has been adjusted using the historical effective tax rate of Vermilion (September 30, 2002 – 42.12% and December 31, 2001 – 42.62%). The provision for Canadian current taxes would be eliminated under the new structure. Large corporations tax has been adjusted for the impact of other noted adjustments.

The increase to the future tax liability on the pro forma consolidated balance sheet results from the tax basis being reduced by an amount greater than the reduction of net book value related to the transfer of the exploration assets. The increase is reduced by an increase in tax pools for certain of the costs of the Plan of Arrangement.

h. The Trust will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Arrangement. The reclamation fund will be funded by Amalgamationco and owned by the Trust. The contribution rate has been estimated at $0.20 per BOE of proven reserves, based on currently estimated future environmental and reclamation obligations.

i. It is the intention of the Trust to reinvest 15% of cash from operations into capital assets.

j. The authorized capital of the Trust consists of an unlimited number of Trust Units. Net earnings and distributable cash per unit have been based on the following weighted average number of shares of Vermilion:

	September 30, 2002	December 31, 2002
Weighted Average Trust Units	55,800,000	54,500,000
Estimated number of options exchanged for Trust Units	1,400,000	2,500,000
	57,200,000	57,000,000

The actual number of Trust Units to be issued in consideration for options of Vermilion under the Arrangement will depend on the weighted average trading price of the common shares of Vermilion preceding the effective date of the Arrangement.

The actual number of Trust Units outstanding after giving effect to the Arrangement may be different than the amount disclosed in this note due to uncertainty regarding the number of options that may be exercised prior to the date the Arrangement becomes effective.

k. Unitholders' equity, and the number of Trust Units above, includes both Trust Units and Exchangeable Shares to be issued under the Arrangement. Unitholders' equity also includes an estimate for the exchange of options under the Arrangement.

l. Costs related to the Arrangement and the conversion of options have been estimated at $8,000,000 and $17,161,000 respectively and have been charged to retained earnings for purposes of these Pro Forma Statements. These costs have not been included on the income statement because they relate to Vermilion prior to becoming a trust.

m. In October 2002, Aventura issued 40,000,000 common shares through a private placement at a price of $0.30 per share for aggregate proceeds of $12,000,000. Vermilion signed a subscription agreement to purchase 20,000,000 of these shares for an aggregate cost of $6,000,000.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

As part of the reorganization of Vermilion, separate from the Arrangement, Vermilion's existing 40% working interest in the Central Block in Trinidad will be sold to Aventura. The initial 5% will be sold for cash, and the remaining 35% for shares of Aventura. The initial sale of 5% to Aventura has an immaterial effect on the consolidated financial statements of Vermilion. The remaining 35% is being dealt with as described below.

The Pro Forma Statements give effect to the following assumptions and adjustments.

a. As a result of the sale to Aventura, Vermilion increases its equity holding in Aventura to approximately 72% from approximately 47% held before the sale. This reduces the non-controlling interest to approximately 28%. This represents an indirect acquisition of a further interest in Aventura from the minority shareholders. The required adjustment to non-controlling interest has been charged to capital assets.

b. Under the asset and liability method of accounting for income taxes, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes, the initial increase to capital assets results in a further increase to capital assets and a corresponding increase to future income taxes. This results from the fact that the transactions did not generate any related increases to the tax value of the assets.

SCHEDULE B

BALANCE SHEET OF TRUST AS AT DECEMBER 16, 2002

AUDITORS' REPORT

To the Trustee of
Vermilion Energy Trust:

We have audited the balance sheet of Vermilion Energy Trust as at December 16, 2002. This balance sheet is the responsibility of Vermilion Energy Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statement presents fairly, in all material respects, the financial position of Vermilion Energy Trust as at December 16, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
December 17, 2002

(signed) Deloitte & Touche LLP
Chartered Accountants

VERMILION ENERGY TRUST

BALANCE SHEET
(000's)

As at	December 16, 2002
ASSETS	
Current	$1
Cash	$1
UNITHOLDER'S EQUITY	
Unitholder's equity	$1
Unitholder's equity	$1

See accompanying notes

On behalf of the Board of Amalgamationco:

(signed) Lorenzo Donadeo
Director

(signed) Claudio Ghersinich
Director

VERMILION ENERGY TRUST

NOTES TO BALANCE SHEET

1. FORMATION AND FINANCIAL PRESENTATION

Vermilion Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated December 16, 2002. The Trust will be managed by Vermilion Resources Ltd. ("Amalgamationco"), a wholly-owned subsidiary of the Trust.

The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2. UNITHOLDERS' EQUITY

a. Authorized

An unlimited number of Trust Units

b. Issued

	Number of Units	Consideration $000's
Trust Units		
Balance as at December 16, 2002	-	-
Issued upon settlement	1	1
Balance as at December 16, 2002	1	1

3. SUBSEQUENT EVENT

Coincident with the Plan of Arrangement involving Vermilion Resources Ltd. ("Vermilion"), Clear Energy Inc., Vermilion Acquisition Ltd. ("Acquisitionco") and the Trust, Vermilion and Acquisitionco will amalgamate to form Amalgamationco, which will be a wholly-owned subsidiary of the Trust. The Trust will become the holder of all of the issued and outstanding Notes of Amalgamationco and will make cash distributions to Unitholders from interest income or repayment of Notes received from Amalgamationco, payments received under the Royalty Agreement and dividends received on the common shares of Amalgamationco. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by the end of January 2003.

APPENDIX J
INFORMATION CONCERNING AMALGAMATIONCO

TABLE OF CONTENTS

NOTICE TO READER

Pursuant to the Arrangement, Amalgamationco will be the corporation resulting from the amalgamation of Acquisitionco and Vermilion. As a result, Amalgamationco will own, directly or indirectly, all of the assets of Vermilion other than the Exploration Assets, which will be transferred to Exploreco coincident with the Arrangement becoming effective. Although Exploreco will assume all of the liabilities of Vermilion relating to the Exploration Assets, as the successor entity to Vermilion, Amalgamationco will retain all other liabilities of Vermilion, including liabilities relating to corporate and income tax matters. The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective.

THE CORPORATION

Amalgamationco will be the continuing corporation resulting from the amalgamation of Acquisitionco and Vermilion pursuant to the Plan of Arrangement. The name of the amalgamated corporation will be Vermilion Resources Ltd. The Trust will be the sole common shareholder of Amalgamationco and former shareholders of Vermilion will own Exchangeable Shares of Amalgamationco. Amalgamationco will continue to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective. Amalgamationco will own, directly or indirectly, all of Vermilion's existing assets, other than the Exploration Assets conveyed to Exploreco, which will be transferred to Exploreco coincident with the completion of the Arrangement, and certain Trinidad assets which will be transferred to Aventura. For further information on the Plan of Arrangement, see the section of the Information Circular entitled "The Arrangement".

The head office of Amalgamationco will be located at Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office will be located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

GENERAL DEVELOPMENT OF THE BUSINESS

The oil and natural gas properties and related assets of Amalgamationco consist of the assets of Vermilion, other than the Exploration Assets which will be transferred to Exploreco coincident with the Arrangement becoming effective. For further information concerning Vermilion, see Appendix K, "Information Concerning Vermilion" and the documents incorporated by reference therein.

The Canadian oil and gas operations of Vermilion are presently being conducted through Vermilion Resources, a general partnership, all the partners of which are wholly-owned subsidiaries of Vermilion. Upon the occurrence of the Second Pre-Closing Amalgamation, the only partners of the Partnership will be Vermilion having a 95.32% partnership interest and its wholly-owned subsidiary, 764031 Alberta Ltd. with the remaining 4.68% interest.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Following the completion of the Arrangement, Amalgamationco will be actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France and Trinidad. The business plan of Amalgamationco will be to maximize returns to the Trust from Amalgamationco's oil and natural gas properties and related assets. Where possible, Amalgamationco will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Amalgamationco will rely on a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and established reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Amalgamationco to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Amalgamationco may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration

of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Amalgamationco will have an interest following the completion of the Arrangement and that are material to Amalgamationco's operations and exploration activities. The production numbers stated refer to Amalgamationco's working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, at October 1, 2002, based on escalating cost and price assumptions as evaluated in the GLJ Trust Report. See "Narrative Description of the Business - Petroleum and Natural Gas Reserves".

Canada Assets

Chip Lake, Alberta

Amalgamationco's main producing area is located in the Chip Lake area which is approximately 70 kilometers northwest of Drayton Valley, Alberta.

Amalgamationco holds an average working interest of 74.1% in 97,760 (72,474 net) acres of developed land, 125 (93.2 net) producing natural gas wells and 85 (58.42 net) producing oil wells at September 30, 2002. Amalgamationco operates two natural gas plants and has an ownership interest in a third, resulting in combined gross processing capacity of over 75 Mmcf/d. In addition, Amalgamationco has treating capacity of over 5,000 Bbls/d of oil in three oil batteries.

For the nine months ended September 30, 2002, production from the Chip Lake area averaged 32.2 Mmcf/d of natural gas and 2,645 Bbls/d of oil and NGLs.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 23,024 MBOE of total proven reserves and 28,149 MBOE of established reserves.

Utikuma, Alberta

Amalgamationco's main oil producing area is located in the Utikuma area which is approximately 85 kilometers northwest of Slave Lake, Alberta.

Amalgamationco holds an average working interest of 68.2% in 39,680 (27,051 net) acres of developed land, 174 (127.9 net) producing oil wells and four (4.0 net) producing gas wells at September 30, 2002. Amalgamationco operates a treating facility with capacity of over 8,000 Bbls/d of oil.

For the nine months ended September 30, 2002, production from the Utikuma area averaged 3,737 Bbls/d of oil and NGLs and 0.8 Mmcf/d of natural gas.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 11,516 MBOE of total proven reserves and 13,294 MBOE of established reserves.

Mastin Lake, Alberta

The Mastin Lake area is approximately 100 kilometers northeast of Edmonton, Alberta and consists mainly of natural gas production. Vermilion initially acquired its interest in the Mastin Lake area through the acquisition of Big Sky Resources Inc. on August 10, 2000.

Amalgamationco holds an average working interest of 70.9% in 64,960 (46,039 net) acres of developed land, 78 (60.5 net) producing gas wells and two (1.0 net) producing oil wells at September 30, 2002.

For the nine months ended September 30, 2002, production from the Mastin Lake area averaged 8.1 Mmcf/d of natural gas.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 1,648 MBOE of total proven reserves and 2,374 MBOE of established reserves.

Southern Foothills, Alberta

The Southern Foothills area, located just west of Calgary is primarily a non-operated project area.

Amalgamationco holds an average working interest of 29.7% in 16,523 (4,902 net) acres of developed land, 28 (8.4 net) producing gas wells and two (2.0 net) producing oil wells at September 30, 2002.

For the nine months ended September 30, 2002, Vermilion's production from the Southern Foothills area averaged 5.5 Mmcf/d of natural gas and 305 Bbls/d of oil and NGLs.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 2,072 MBOE of total proven reserves and 2,603 MBOE of established reserves.

Mikwan, Alberta

The Mikwan area, located east of Red Deer, Alberta consists mainly of natural gas production. Vermilion initially acquired its interest in this area through the acquisition of Artemis Energy Limited on March 21, 2002.

Amalgamationco holds an average working interest of 72.2% in 38,549 (27,842 net) acres of developed land, 51 (33.4 net) producing gas wells and 3 (2.2 net) producing oil wells at September 30, 2002.

For the nine months ended September 30, 2002, production from the Mikwan area averaged 6.5 Mmcf/d of natural gas and 130 Bbls/d of oil and NGLs.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 2,863 MBOE of total proven reserves and 3,456 MBOE of established reserves.

Peace River, Alberta

The Peace River area, located southwest of Peace River, Alberta, consists mainly of natural gas and associated natural gas liquids production.

Amalgamationco holds an average working interest of 67.8% in 2,799 (1,898 net) acres of developed land, 5 (1.7 net) producing gas wells and 1 (0.1 net) producing oil wells at September 30, 2002.

For the nine months ended September 30, 2002, production from the Peace River area averaged 8.4 Mmcf/d of natural gas and 377 Bbls/d of NGLs.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 1,085 MBOE of total proven reserves and 1,256 MBOE of established reserves.

France Assets

Aquitaine Basin

Amalgamationco's main producing area in France is located in the Aquitaine Basin which is southwest of Bordeaux, France.

Amalgamationco holds a 100% working interest in 25,120 acres of developed land and 82 (82.0 net) producing oil wells at September 30, 2002.

For the nine months ended September 30, 2002, Vermilion's production from the Aquitaine Basin averaged 3,377 Bbls/d of oil.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 19,228 MBOE of total proven reserves and 23, 479 MBOE of established reserves.

Paris Basin

The Paris Basin, located just east of Paris, France is primarily an oil producing area. The area contains five producing fields and one main oil battery at Vaudoy.

Amalgamationco holds a 100% working interest in 6,560 acres of developed land and 27 (27.0) net producing oil wells at September 30, 2002. Vermilion purchased approximately 1,000 Bbls/d of production in 1997 and drilling activity over the last five years has brought production to its current levels.

For the nine months ended September 30, 2002, production from the Paris Basin averaged 2,351 Bbls/d of oil.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 8,575 MBOE of total proven reserves and 10,996 MBOE of established reserves.

Other France

The South Aquitaine area is the only non-operated producing property that Amalgamationco holds in France.

Amalgamationco holds an average working interest of 30.2% in 8,320 (2,512 net) acres of developed land, and 21 (5.7 net) producing oil wells at December 31, 2001.

For the nine months ended September 30, 2002, production from South Aquitaine area averaged 250 Bbls/d of oil and 1.3 Mmcf/d of natural gas.

The GLJ Trust Report indicates that Amalgamationco's interest in these properties at October 1, 2002 consists of 1,940 MBOE of total proven reserves and 2,243 MBOE of established reserves.

Trinidad

Aventura Transaction

As part of the reorganization of Vermilion, separate from the Arrangement and subject to obtaining all required regulatory and other approvals, Vermilion's existing 40% working interest in the Central Block in Trinidad will be sold to Aventura. Upon completion of this transaction, Amalgamationco will own 72.3% of the Aventura Shares on a fully diluted basis. The purpose of this transaction is to consolidate the Trinidad property working interest into one international entity and allow for further maturity of these growth assets to be fully realized by shareholders. All capital expenditures commitments will be held by Aventura with no funding obligations remaining with Amalgamationco. See "The Arrangement - Transactions with Aventura Energy Inc."

The Trinidad assets are contained in the Central Block onshore permit where Petroleum Company of Trinidad Tobago Limited ("Petrotrin") (Trinidad's government oil and gas operating corporation) has a 35% working interest alongside the combined 65% working interest of Vermilion and Aventura. A natural gas discovery well was drilled in April 2001 and completed in October 2001 (Carapal Ridge – 1) testing the Karamat and Herrera formations. The well tested five representative intervals and no hydrocarbon water contact existed. Construction work has begun on a 12-kilometer 10 inch natural gas pipeline for a six month production test for Carapal Ridge – 1. The project has a production start-up date of December 2002. In 2003, the Petrotrin/Aventura joint venture will drill a second

prospect to the north and east of the Carapal discovery. To date, Vermilion has identified six separate prospects on the Central Block and Aventura will be shooting a 2D seismic program in 2003 to assist in identifying future drilling potential.

General Development of the Business of Aventura

Aventura is an internationally focused public energy company engaged in the exploration, development and production of oil and gas. As of September 30, 2002, Aventura had no debt, approximately Cdn. $5.8 million in cash and a Cdn. $2.5 million credit facility. Aventura's asset portfolio includes interests in an exploration block in Trinidad, two exploration blocks and two exploitation/exploration blocks in Argentina currently producing 14 Bbls/d and approximately 247 BOE/D in Canada. Aventura continues to actively seek additional opportunities in Trinidad.

Trinidad – Central Block

Aventura entered Trinidad in February of 2000 when its wholly-owned subsidiary Aventura Energy (Trinidad) Limited finalized a participation agreement with Cometra Trinidad Limited, which was acquired by Vintage Petroleum Trinidad Limited ("Vintage") on a farm-in on Petrotrin's onshore Central Block located in the Southern Basin. As discussed below, Vintage's interest in this Block was subsequently acquired by Vermilion, Aventura's principal shareholder. Under the terms of the Petrotrin farm-in arrangement, Vintage is required to pay 100% of a minimum work program consisting of seismic and three exploration wells over a 42 month period, plus one more exploration well to extend the period to 60 months, if so desired, to earn a 65% development working interest in the Central Block. Aventura agreed to fund 50% of this minimum work program to earn a 25% working interest in this property (subject to Ministry of Energy consent). Additionally, Aventura bears 38.5% of any costs incurred outside of the minimum work program that are not directly related to specific field development.

Aventura spent approximately U.S. $5.5 million in Trinidad during 2001 and discovered proven reserve additions of 9.9 million BOE and 23.0 million Bbls on a proven plus probable basis, which accounts for almost 90% of Aventura's total reserve base. Trinidad has continued to be Aventura's focus throughout 2002, receiving almost 100% of Aventura's capital budget.

In early September of 2002, as part of a wider press release, Aventura announced that its major shareholder, Vermilion, through its wholly-owned Trinidad subsidiary, acquired a wholly-owned subsidiary of Vintage effective July 30, 2002, and thereby Vintage's interest in, and operatorship of, the onshore Trinidad Central Block. Aventura, through its wholly-owned Trinidad subsidiary, has the right to increase its 25% participating interest in this Block to 30% by acquiring the additional interest from Vermilion on the same terms and conditions as Vermilion's Vintage acquisition (subject to necessary approvals, consents and waivers from the Ministry of Energy and Petrotrin). Aventura will be making payment in the range of US $5.6 million for this interest, and upon receipt of the necessary approvals, consents and waivers, from the Ministry of Energy and Petrotrin, as applicable, will receive a full assignment of the interest. Until such time as the definitive purchase and sale agreement is executed and all of the necessary approvals, consents and waivers have been obtained, Aventura will share in the economic benefits and obligations associated with the 5% interest. No rights to the onshore Trinidad Central Block license or in any of the other governing agreements will be assigned to Aventura until the necessary approvals, consents and waivers are received, however notwithstanding this Aventura and Vermilion will conduct an interim accounting as between themselves. The 5% interest has reserves of 1.97 million BOE proven and 4.61 million BOE proven plus probable associated with it.

Given that Vermilion and Aventura intend to proceed with the Aventura Transactions in connection with the Arrangement (as further described under the heading "The Arrangement - Transactions with Aventura Energy Inc." in the Information Circular), Aventura and Vermilion have mutually agreed to extend the time period under which Aventura can increase its 25% participating interest in the Central Block to 30% as, if such transactions proceed, Aventura would hold, indirectly, 100% of Vermilion's existing interest in the Central Block.

Trinidad Joint Venture

In light of Vermilion's Vintage acquisition, Vermilion is the operator of the Central Block and with Aventura has been operating on an informal joint venture arrangement for the purposes of managing operations and enhancing efficiencies in Trinidad. This arrangement applies to the Central Block at existing working interest levels and, if retained in place, will apply to future acquisitions or exploration permits obtained by either company in Trinidad. Assuming the Transactions do not proceed, then in the case of future opportunities, Vermilion will assume the role of operator and Aventura will have the right to participate for up to a 30% interest. At the present time, two of Aventura's employees have been seconded into key joint venture positions. Mr. Barry Larson, Aventura's Vice-President of Operations and Production, has assumed the role of in-country General Manager for the Joint Venture and Mr. Blair Anderson, Aventura's Exploration and Development Manager, has assumed the Joint Venture role of Manager of Trinidad Exploration. The secondment of these two key Aventura employees into the Central Block Joint Venture allows for input and influence not normally afforded a non-operator, as well as reducing Aventura's general and administrative costs. Additionally, Aventura's involvement is intended to facilitate the smooth transition to Vermilion as operator ensuring that the pace of the Central Block work does not lag. This is important given the parties' joint plans to accelerate activity in order to access a large suite of identified opportunities in the Central Block. The present joint venture arrangements would be superseded in the event the Aventura Transactions proceed, in which case Vermilion will continue supplying various services to Aventura, including land personnel, technical support, administrative and marketing services.

Petroleum and Natural Gas Reserves

The following tables, based on the GLJ Trust Report, summarize the oil, NGLs and natural gas reserves attributable to the oil and natural gas properties of Amalgamationco and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the GLJ Trust Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the GLJ Trust Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Trust Report. There is no assurance that the future price and cost assumptions used in the GLJ Trust Report will prove accurate and variances could be material.

Reserves for Canada and France are established using deterministic methodology. Risked probable reserves are assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probabilistic methodology due to the reserve size and data available. Total Proved Plus Probable Reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these P50 reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.

Summary of Reserves - Canada
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,304	11,701	102,989	78,059	4,002	2,652	575,165	363,793	315,088	280,599
Proved Nonproducing	527	461	34,824	27,124	1,406	962	96,992	54,084	42,913	34,902
Total Proved	13,831	12,162	137,813	105,183	5,408	3,614	672,157	417,877	358,001	315,501
Probable	4,270	3,761	66,716	51,698	2,459	1,659	307,412	109,132	79,877	62,381
Total Proved Plus Probable	18,101	15,923	204,529	156,881	7,867	5,273	979,569	527,009	437,878	377,882
Less 50% Probable	2,135	1,880	33,358	25,849	1,229	830	153,706	54,566	39,939	31,191
Proved Plus Risked Probable[8]	15,966	14,043	171,171	131,032	6,638	4,443	825,863	472,443	397,939	346,691

Summary of Reserves - France
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%	15%	20%
Proved Producing	23,530	19,365	3,883	3,002	-	-	224,498	135,151	116,983	104,440
Proved Nonproducing	5,565	4,710	-	-	-	-	92,437	35,720	24,488	17,189
Total Proved	29,095	24,075	3,883	3,002	-	-	316,935	170,871	141,471	121,629
Probable	13,752	11,442	1,213	937	-	-	177,811	48,110	29,921	19,192
Total Proved Plus Probable	42,847	35,517	5,096	3,939	-	-	494,746	218,981	171,392	140,821
Less 50% Probable	6,876	5,721	607	469	-	-	88,906	24,055	14,961	9,596
Proved Plus Risked Probable[8]	35,971	29,796	4,489	3,470	-	-	405,840	194,926	156,431	131,225

Summary of Reserves - Trinidad
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	-	-	-	-	-	-	-	-	-	-
Proved Nonproducing	-	-	125,911	110,819	4,607	4,056	122,145	58,410	44,168	34,822
Total Proved	-	-	125,911	110,819	4,607	4,056	122,145	58,410	44,168	34,822
Probable	-	-	168,448	148,564	6,221	5,488	173,949	68,309	47,415	34,659
Proved Plus Risked Probable[8]	-	-	294,359	259,383	10,828	9,544	296,094	126,719	91,583	69,481

Summary of Reserves - Canada
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,563	11,724	103,182	78,204	4,011	2,639	742,178	455,234	389,398	342,965
Proved Nonproducing	569	491	34,853	27,142	1,407	955	115,270	65,764	52,626	43,150
Total Proved	14,132	12,215	138,035	105,346	5,418	3,594	857,448	520,998	442,024	386,115
Probable	4,314	3,715	66,802	51,759	2,463	1,648	348,113	130,967	96,715	75,869
Total Proved Plus Probable	18,446	15,930	204,837	157,105	7,881	5,242	1,205,561	651,964	538,739	461,984
Less 50% Probable	2,157	1,857	33,401	25,880	1,232	824	174,056	65,483	48,357	37,934
Proved Plus Risked Probable[8]	16,289	14,073	171,436	131,225	6,649	4,418	1,031,505	586,481	490,382	424,050

Summary of Reserves - France
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	23,844	19,629	3,883	3,002	-	-	517,953	274,179	227,361	196,261
Proved Nonproducing	5,566	4,709	-	-	-	-	161,177	74,427	55,971	43,614
Total Proved	29,410	24,338	3,883	3,002	-	-	679,130	348,606	283,332	239,875
Probable	13,737	11,434	1,213	937	-	-	324,788	119,052	84,912	63,542
Total Proved Plus Probable	43,147	35,772	5,096	3,939	-	-	1,003,918	467,658	368,244	303,417
Less 50% Probable	6,868	5,717	606	469	-	-	162,394	59,526	42,456	31,771
Proved Plus Risked Probable(8)	36,279	30,055	4,490	3,470	-	-	841,524	408,132	325,788	271,646

Summary of Reserves - Trinidad
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	-	-	-	-	-	-	-	-	-	-
Proved Nonproducing	-	-	125,911	110,546	4,608	4,047	141,067	68,680	52,409	41,701
Total Proved	-	-	125,911	110,546	4,608	4,047	141,067	68,680	52,409	41,701
Probable	-	-	168,448	148,181	6,221	5,473	197,817	78,638	54,833	40,233
Proved Plus Risked Probable(8)	-	-	294,359	258,727	10,829	9,520	338,884	147,318	107,242	81,924

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Amalgamationco before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to Amalgamationco after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) "Proved Plus Risked Probable" reserves are the sum of the total proved reserves and the risk adjusted probable reserves. Reserves for Canada and France are established using deterministic methodology. Risked probable reserves are assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probabilistic methodology due to the reserve size and data available. Total Proved Plus Probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these (P50) reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.

(9) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Trust Report operating costs are assumed to escalate at 1.5% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2002 are as follows:

GLJ TRUST REPORT
ESCALATING PRICE FORECAST
EFFECTIVE OCTOBER 1, 2002

Year	Exchange Rate $US/$Cdn	WTI[1] $US/Bbl	Par Price[2] $Cdn/Bbl	Brent $US/Bbl	Alberta Natural Gas Liquids: Spec Ethane $Cdn/Bbl	Edmonton Propane $Cdn/Bbl	Edmonton Butane $Cdn/Bbl	Edmonton Pentanes Plus $Cdn/Bbl	Alberta Plant Gate Gas[3] $/MMBTU	AECO-C Spot[4] $/MMBTU
2002 Q4	0.640	28.00	42.75	26.50	17.00	24.75	30.75	43.25	4.85	5.05
2003	0.650	24.00	36.00	22.50	17.00	23.25	24.25	36.50	4.85	5.05
2004	0.670	21.00	30.50	19.50	15.75	19.50	20.50	31.00	4.50	4.70
2005	0.690	21.00	29.50	19.50	15.75	18.50	19.50	30.00	4.50	4.70
2006	0.700	21.25	29.50	19.75	15.75	18.50	19.50	30.00	4.50	4.70
2007	0.700	21.75	30.00	20.25	15.75	19.00	20.00	30.50	4.50	4.70
2008	0.700	22.00	30.50	20.50	15.75	19.50	20.50	31.00	4.50	4.70
2009	0.700	22.25	31.00	20.75	15.75	19.75	21.00	31.50	4.55	4.750
2010	0.700	22.50	31.50	21.00	16.00	20.25	21.50	32.00	4.60	4.80
2011	0.700	23.00	32.00	21.50	16.25	20.50	22.00	32.50	4.70	4.90
2012	0.700	23.25	32.50	21.75	16.50	20.75	22.50	33.00	4.75	4.95
2013+	0.700	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Notes:

(1) West Texas Intermediate Crude Oil landed at Cushing, Oklahoma.

(2) Equivalent price for Light Sweet Crude Oil (40° API, 0.3%S) at Edmonton, Alberta.

(3) Gas reference price represents the average of all system and direct (spot and firm) sales. The plant gate price represents the price before raw gas gathering and processing charges are deducted.

(4) Weighted average one month price.

(10) Product prices used in the constant price evaluation were based on GLJ's constant price forecast, being Cdn. $44.12/Bbl for oil and $4.794/MMBTU for AECO-C natural gas, France Brent of US$ 28.915/bbl and Trinidad US $30.49/bbl and US $1.05/mcf. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Trust Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(11) 75% of Amalgamationco's total Proved reserves, excluding Trinidad, are currently on production.

(12) The GLJ Trust Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $235.0 million, of which $12.2 million is to be expended in 2002, $73.9 million is to be expended in 2003 and $31.7 million is to be expended in 2004 (or based on constant costs: an aggregate of $219.2 million of which $11.3 million is to be expended in 2002, $73.3 million is to be expended in 2003 and $31.5 million is to be expended in 2004).

(13) The extent and character and all factual data supplied by Vermilion to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Trust Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Trust Report.

(14) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.

Landholdings

Undeveloped lands of Vermilion in Canada were evaluated in the Seaton-Jordan Report as at October 1, 2002. The allocation of undeveloped land between Amalgamationco and Exploreco was prepared on the basis of: (a) in the case of Amalgamationco, the association of the undeveloped lands with producing properties; and (b) in the case of Exploreco, the exploration potential of the undeveloped lands. Amalgamationco will initiate an objective to extract value from its undeveloped land holdings through various farmout, joint venture and third party drilling fund arrangements. The following table sets out Amalgamationco's landholdings after giving effect to the Arrangement as at October 1, 2002.

Area	Developed		Undeveloped		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta	263,071	180,204	555,286	425,420	818,357	605,624
France	40,000	34,192	1,411,237	711,555	1,451,237	745,747
Trinidad	-		27,850	18,103	27,850	18,103
Total	303,071	214,396	1,994,373	1,155,078	2,297,444	1,369,474

Notes:
(1) "Gross" refers to the total acres in which Amalgamationco has an interest, directly or indirectly.
(2) "Net" refer to the total acres in which Amalgamationco has an interest, directly or indirectly, multiplied by the percentage working interest owned by Amalgamationco, directly or indirectly, therein.

The Seaton-Jordan Report evaluates, as of October 1, 2002, the undeveloped landholdings of Vermilion in Canada, on a lease-by-lease basis, and estimates the total value of the undeveloped lands in Canada that will be held by Amalgamationco upon completion of the Arrangement to be $41,322,559. The evaluation in the Seaton-Jordan Report was based on a review of recent land sale activity in the immediate vicinity of each of the properties of Vermilion in Canada. Undeveloped land in France is based on capital commitments to retain the exploration and production permits, and has been valued by Vermilion in excess of $20,000,000.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Amalgamationco had a working interest, directly or indirectly, as at September 30, 2002, which are producing or which Amalgamationco considers to be capable of production:

	Producing Wells				Shut-in Wells(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
CANADA	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta								
Drayton Valley	85	58.2	125	95.3	24	19.3	20	14.2
Southern Foothills	2	2.0	28	8.4	-	-	-	-
Mastin Lake	2	1.0	78	60.5	1	0.5	26	17.1
Peace River Arch	1	0.1	5	1.7	-	-	2	1.0
Slave Lake	174	127.9	4	4.0	70	50.1	2	0.4
Central Alberta	3	2.2	51	33.4	-	-	11	6.4
Other	-	-	-	-	3	3	-	-
Total	267	191.4	291	203.3	98	72.9	61	39.1

FRANCE	Producing Wells				Shut-in Wells(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(3)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Aquitaine Basin								
Parentis	58	58.0	-	-	21	21.0	-	-
Lugos	17	17.0	-	-	5	5.0	-	-
Mothes	5	5.0	-	-	2	2.0	-	-
Lucats-Cabeil	2	2.0	-	-	3	3.0	-	-
Ledeuix	-	-	-	-	1	1.0	-	-
Saucede	-	-	-	-	1	1.0	-	-
Paris Basin								
Champotran	12	12.0	-	-	3	3.0	-	-
Bremonderie	1	1.0	-	-	-	-	-	-
Donnemarie	1	1.0	-	-	3	3.0	-	-
Vulaines	9	9.0	-	-	2	2.0	-	-
Malnoue	7	7.0	-	-	2	2.0	-	-
South Aquitaine	21	5.7	-	-	18	4.9	1	1.0
Total	133	117.7	-	-	61	47.9	1	1.0

TRINIDAD	Producing Wells				Shut-in Wells(1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(3)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Central Block	-	-	-	-	-	-	2	1.3

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Amalgamationco has an interest are located no further than 10 kilometres from existing pipelines.

(2) "Gross" wells are the total number of wells in which Amalgamationco has an interest, directly or indirectly.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by Amalgamationco's percentage working interest therein.

Production History and Prices Received

The following table sets forth certain historical information in respect of production and product prices received in respect of Amalgamationco's oil and natural gas properties for the periods indicated.

	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Average Daily Volumes				
Crude oil (Bbls/d)	11,325	10,610	11,058	11,817
Natural gas liquids (Bbls/d)	2,123	2,259	2,185	1,583
Natural gas (Mmcf/d)	62.58	65.76	59.87	54.98
Total BOE (6:1)	23,879	23,828	23,221	22,564

	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
Average Net Product Prices Received				
Crude oil ($/Bbls)	38.11	33.97	36.28	31.00
Natural gas liquids ($/Bbls)	33.08	30.00	23.49	23.13
Natural gas ($/Mcf)	3.66	4.32	3.80	3.89
Total ($/BOE) (6:1)	30.62	29.90	29.29	27.33
Average Royalties Paid[1]				
Crude oil ($/Bbls)	6.47	5.57	5.58	5.17
Natural gas liquids ($/Bbls)	11.14	9.71	8.99	7.28
Natural gas ($/Mcf)	0.75	1.04	0.97	1.05
Total ($/BOE) (6:1)	6.03	6.28	6.01	5.78
Average Operating Expenses[1][2]				
Crude oil ($/Bbls)	5.97	6.25	4.99	5.15
Natural gas liquids ($/Bbls)	5.97	6.25	4.99	5.15
Natural gas ($/Mcf)	0.45	0.54	0.50	0.51
Total ($/BOE) (6:1)	4.55	4.87	4.13	4.30
Average Netback Received				
Crude oil ($/Bbls)	25.67	22.15	25.71	20.68
Natural gas liquids ($/Bbls)	15.96	14.04	9.50	10.69
Natural gas ($/Mcf)	2.46	2.74	2.33	2.33
Total ($/BOE) (6:1)	20.04	18.74	19.15	17.26

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
Average Daily Volumes				
Crude oil (Bbls/d)	11,869	11,428	11,227	10,647
Natural gas liquids (Bbls/d)	1,671	1,869	1,625	1,903
Natural gas (Mmcf/d)	54.13	51.04	51.38	51.13
Total BOE (6:1)	22,561	21,804	21,415	21,071
Average Net Product Prices Received				
Crude oil ($/Bbls)	34.19	37.46	36.93	36.47
Natural gas liquids ($/Bbls)	30.06	40.88	45.14	39.18
Natural gas ($/Mcf)	3.41	6.21	8.16	8.00
Total ($/BOE) (6:1)	28.39	37.68	42.35	41.38

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
Average Royalties Paid[1]				
Crude oil ($/Bbls)	6.38	6.67	6.54	7.47
Natural gas liquids ($/Bbls)	10.34	15.39	16.64	13.67
Natural gas ($/Mcf)	1.02	1.84	2.19	2.23
Total ($/BOE) (6:1)	6.58	9.12	9.95	10.43
Average Operating Expenses[1][2]				
Crude oil ($/Bbls)	4.96	4.54	4.99	5.03
Natural gas liquids ($/Bbls)	4.96	4.54	4.99	5.03
Natural gas ($/Mcf)	0.49	0.47	0.46	0.53
Total ($/BOE) (6:1)	4.13	3.86	4.09	4.28
Average Netback Received				
Crude oil ($/Bbls)	22.85	26.24	25.40	23.97
Natural gas liquids ($/Bbls)	14.77	20.95	23.51	20.47
Natural gas ($/Mcf)	1.90	3.91	5.51	5.24
Total ($/BOE) (6:1)	17.68	24.70	28.31	26.67

	Three Months Ended September 30, 2000	Three Months Ended June 30, 2000	Three Months Ended March 31, 2000
Average Daily Volumes			
Crude oil (Bbls/d)	10,339	9,972	8,824
Natural gas liquids (Bbls/d)	1,789	1,752	1,405
Natural gas (Mmcf/d)	41.78	38.26	29.00
Total BOE (6:1)	19,091	18,101	15,062
Average Net Product Prices Received			
Crude oil ($/Bbls)	39.21	35.30	34.22
Natural gas liquids ($/Bbls)	34.53	30.93	25.40
Natural gas ($/Mcf)	5.20	4.39	3.21
Total ($/BOE) (6:1)	35.85	31.73	28.59
Average Royalties Paid[1]			
Crude oil ($/Bbls)	6.96	6.67	6.39
Natural gas liquids ($/Bbls)	11.62	11.69	7.24
Natural gas ($/Mcf)	1.63	1.22	0.86
Total ($/BOE) (6:1)	8.42	7.39	6.08
Average Operating Expenses[1][2]			
Crude oil ($/Bbls)	4.41	4.27	4.12
Natural gas liquids ($/Bbls)	4.41	4.27	4.12
Natural gas ($/Mcf)	0.33	0.34	0.44
Total ($/BOE) (6:1)	3.52	3.47	3.63

	Three Months Ended September 30, 2000	Three Months Ended June 30, 2000	Three Months Ended March 31, 2000
Average Netback Received			
Crude oil ($/Bbls)	27.84	24.36	23.71
Natural gas liquids ($/Bbls)	18.50	14.97	14.04
Natural gas ($/Mcf)	3.24	2.83	1.91
Total ($/BOE) (6:1)	23.91	20.87	18.88

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on the proportionate product volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

Drilling Activity

The following table summarizes Vermilion's drilling results on Amalgamationco's oil and natural gas properties for nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000.

	Nine months ended September 30,		Year ended December 31,			
	2002		2001		2000	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Oil Wells	12	10.2	13	11.0	19	15.6
Natural Gas Wells	25	21.4	43	34.3	34	24.2
Dry Holes	9	7.8	23	17.9	17	14.1
Total	46	39.4	79	63.2	70	53.9

Notes:

(1) Wells are classified according to the designation assigned to them for regulatory purposes. Wells in which oil or natural gas is found but not in sufficient quantities to be "capable of production" are classified as dry wells.

(2) "Gross" refers to the total number of wells in which Amalgamationco has an interest.

(3) "Net" refers to the total number of wells in which Amalgamationco has an interest, multiplied by the percentage working interest owned by Amalgamationco therein.

Marketing

Amalgamationco will be party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. Amalgamationco will enter into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil and gas prices and in the U.S./Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales. All of the future sales contracts described below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of hedging transactions which Amalgamationco will assume are as follows:

Exposure	Volume Hedged	Pricing [1]	Term
Gas	22,000 GJ/d [2]	$4.47 per GJ (Cdn) AECO-C	Nov. 1, 2002 to Oct. 31, 2003
	18,500 GJ/d	$4.77 per GJ (Cdn) AECO-C	Dec. 1, 2002 to Mar. 31, 2003
	5,000 GJ/d	$5.04 per GJ (Cdn) AECO-C	April 1, 2002 to Oct. 31, 2003
	2,500 GJ/d	$4.50 per GJ (Cdn) AECO-C	Nov. 1, 2002 to Mar. 31, 2003
Oil	2,950 Bbls/d	$24.74 (US) WTI per Bbl	Calendar 2003
	2,600 Bbls/d	$23.24 (US) Dated Brent per Bbl	Calendar 2003
Power Hedges	2 MW/h [3]	$91.00 (Cdn) per MW/h	Calendar 2003

Notes:

(1) Represents weighted average of numerous contracts

Capital Expenditures

The following table summarizes the capital expenditures incurred in respect of Amalgamationco's oil and natural gas properties during the periods indicated.

	Three Months Ended September 30, 2002	Three Months Ended June 30, 2002	Three Months Ended March 31, 2002	Three Months Ended December 31, 2001
($000's)	$	$	$	$
Land & Seismic	940	3,069	1,285	5,693
Exploration drilling	4,074	722	3,504	700
Development expenditures	24,666	10,890	22,047	19,459
Property acquisitions	19,703	1,606	2,124	262
Corporate acquisition	66,348	-	30,986	-
Total	115,731	16,287	59,946	26,114

	Three Months Ended September 30, 2001	Three Months Ended June 30, 2001	Three Months Ended March 31, 2001	Three Months Ended December 31, 2000
	$	$	$	$
Land & Seismic	5,834	5,378	8,458	2,384
Exploration drilling	2,823	2,667	6,568	3,237
Development expenditures	37,329	28,601	23,559	29,023
Property acquisitions	977	627	328	4,478
Corporate acquisition	-	-	-	-
Total	46,963	37,273	38,913	39,122

	Three Months Ended September 30, 2000	Three Months Ended June 30, 2000	Three Months Ended March 31, 2000
	$	$	$
Land & Seismic	2,406	2,135	2,185
Exploration drilling	4,126	3,044	3,343
Development expenditures	13,611	14,636	14,975
Property acquisitions	-	31,028	1,273
Corporate acquisition	32,725	-	-
Total	52,868	50,843	21,776

Liquidity and Capital Resources

Amalgamationco's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short term capital will also be used from time to time to fund cash distributions and to maintain a reasonably even monthly cash distribution program to Unitholders. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Amalgamationco, namely, debt, equity, internally generated cash and farmout arrangements.

Amalgamationco is currently negotiating terms of an amended credit facility with its banking syndicate. The facility structure proposed is expected to be comprised of a one-year revolving period with a one-year term to follow with a final settlement payment required at the end of the second year. It is not expected there will be stated repayment terms with this facility. There are no principal repayments required. Amalgamationco may use the available portion of the bank line for both short-term and long-term capital requirements. The credit facility is anticipated to be reviewed at least annually. Amalgamationco anticipates that it may prudently use increased amounts of debt as the cash flow stream of its assets supports the debt capacity. Amalgamationco will manage debt levels with strict debt to cash flow guidelines. Debt to cash flow levels, given commodity prices for 2002, are anticipated to be in the range of 1.5 to 1.8 times upon closing of the Arrangement. It is expected that this will be the case particularly in respect of financing the acquisition of producing properties.

In respect of equity financing, there is an active market for the financing of Canadian resource trusts. Accordingly, it is expected that any acquisition of producing properties will be financed primarily through the issuance of additional Trust Units.

Crude oil and natural gas prices may change significantly due to factors not controllable by Amalgamationco. The table below provides a summary of estimated sensitivities to price fluctuations for pro forma production levels and expenses for the nine months ended September 30, 2002.

	Cash Available for Distributions Per Unit and Exchangeable Shares	Cash Available for Distributions
Change in crude oil price by Cdn. $1.00 per Bbl	$0.02	$1,300,000
Change in natural gas price by Cdn. $0.10 per Mcf	$0.01	$800,000

All of Amalgamationco 's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Amalgamationco has no control over government intervention or taxation levels in the oil and gas industry.

Amalgamationco will establish a reclamation fund to fund the payment of environmental and final site restoration costs for the assets acquired through the Plan of Arrangement. The reclamation fund will be funded by Amalgamationco and owned by the Trust. Annual contributions, less current year site reclamation and abandonment costs, are such that currently estimated future environmental and reclamation obligations associated with the

properties will be funded after 20 years. The contribution rate has been estimated at $0.20 per BOE of proven reserves, based on currently estimated future environmental and reclamation obligations, net of salvage, of $31.3 million.

Amalgamationco intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Amalgamationco believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Amalgamationco will use financial instruments to reduce corporate risk in certain situations under the guidelines of a well defined risk management policy. The policy defines specific areas of risk including, but not limited to, commodity exposure, interest rate changes, environmental risk, insurance coverage and reservoir risk. Amalgamationco's strategy for crude oil production is to hedge existing production at the discretion of management, to help guarantee a return, to protect a minimum cash distribution, and to facilitate financings when concluding a business transaction.

DESCRIPTION OF SHARE CAPITAL

Following the amalgamation, Amalgamationco will be authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares (the "Exchangeable Shares") will be authorized. Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding common shares of Amalgamationco. The Trust will also be the sole holder of the approximately $415 million principal amount of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Amalgamationco and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Amalgamationco and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Amalgamationco upon the liquidation, dissolution, bankruptcy or winding-up of Amalgamationco or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of (a) the Exchangeable Share Provisions, (b) the Support Agreement, and (c) the Voting and Exchange Trust Agreement, which are attached as Appendix D, Appendix E and Appendix F to this Information Circular and which are incorporated herein by reference.

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust Agreement. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a

holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. **Holders of Exchangeable Shares will not receive cash distributions from the Trust. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below.** Holders of Exchangeable Shares may receive dividends from Amalgamationco at the discretion of the directors of Amalgamationco.

On the Effective Date of the Arrangement, the Exchange Ratio will be equal to one, subject to adjustment in certain circumstances. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Amalgamationco and prior to any common shares of Amalgamationco and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalgamationco.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Amalgamationco. Amalgamationco anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

Amalgamationco will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of Amalgamationco ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) amend the articles or by-laws of Amalgamationco in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of Amalgamationco

In the event of the liquidation, dissolution or winding-up of Amalgamationco or any other proposed distribution of the assets of Amalgamationco among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Amalgamationco, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement- Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Amalgamationco to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Amalgamationco or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Amalgamationco or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Amalgamationco, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Amalgamationco to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of

the Exchangeable Shares that the holder has requested Amalgamationco to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Amalgamationco will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise Amalgamationco within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Amalgamationco. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Amalgamationco to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Amalgamationco, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "Exchangeable Shares - Voting and Exchange Trust Agreement- Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, Amalgamationco is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Amalgamationco will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Amalgamationco will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Exchangeable Shares -Voting and Exchange Trust Agreement- Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Amalgamationco:

(a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Amalgamationco (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

Amalgamationco will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Amalgamationco.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Amalgamationco on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Amalgamationco's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Amalgamationco or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Amalgamationco will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Amalgamationco are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Amalgamationco, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Amalgamationco is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

(a) the Trust will take all actions and do all things necessary to ensure that Amalgamationco is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Amalgamationco, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Amalgamationco; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Amalgamationco.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a) additional Trust Units or securities convertible into Trust Units;

(b) rights, options or warrants for the purchase of Trust Units; or

(c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Amalgamationco and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Amalgamationco, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Amalgamationco and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") to be dated on or before the Effective Date and made between Acquisitionco and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust and to former Securityholders. Notes issued to former holders of Common Shares and Options are to be transferred by such holders to the Trust in return for Trust Units. Accordingly, the Note Indenture provides that initially only one global Note certificate will be issued which will represent all Notes issued under the Arrangement. The global Note certificate will be issued to the Note Trustee in trust for the Trust and such Securityholders. The Note Trustee shall then on behalf of such Securityholders record the transfer of the Notes represented by such certificate to the Trust pursuant to the Plan of Arrangement, without recourse to the Trust, and receive certificates representing Trust Units for delivery to such Securityholders, all as contemplated by the Plan of Arrangement. Upon receipt of the certificates representing the Trust Units, the Note Trustee shall provide a receipt and distribute such certificates to such Securityholders, in accordance with the Plan of Arrangement.

The Notes will be unsecured and bear interest from the date of issue at 13% per annum. Interest will be payable for each month during the term on the 15th day of the month following such month. The first interest payment will be due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Amalgamationco is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Amalgamationco is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. Upon the Arrangement becoming effective, the Trust will be the holder of all of the issued and outstanding Notes.

Ranking

The Notes will be unsecured debt obligations of Amalgamationco and will rank *pari passu* with all other unsecured indebtedness of Amalgamationco, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default: (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Amalgamationco has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and

Amalgamationco has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Amalgamationco specifying such default and requiring Amalgamationco to rectify the same; (f) Amalgamationco ceasing to carry on its business other than as contemplated in this Information Circular; and (g) material default by Amalgamationco under material agreements if property is liable to forfeiture or termination.

ROYALTY AGREEMENT

Coincident with the Arrangement becoming effective, the Partnership and the Trust will enter into the Royalty Agreement pursuant to which the Partnership shall grant the Royalty to the Trust. As owner of the Royalty, the Trust shall be entitled, commencing February 1, 2003, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Amalgamationco on account of or in respect of its credit facilities (ii) specified amounts of interest and principal payable by Amalgamationco on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Amalgamationco to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty (to the extent allocable to petroleum and natural gas rights) shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

TEMPORARY SERVICES AGREEMENT

Amalgamationco and Exploreco will enter into the Temporary Services Agreement, pursuant to which Amalgamationco will provide general administrative, accounting, marketing, land and information technology services to Exploreco. Such an arrangement will be temporary and defined to specific services in order to facilitate the initial start-up of Exploreco. In consideration for such services, Exploreco will pay to Amalgamationco a fee of $15,000 per month for administrative services. The administrative services will be provided for a minimum three month period and may be extended by mutual consent of Amalgamationco and Exploreco. In addition, Exploreco will enter into an office sublease agreement with Amalgamationco for the leasing of certain office space. The office space will be leased for a minimum period of two years ending December 31, 2004.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence and principal occupation for the last five years of each of the directors of Amalgamationco. The term of office of each director will expire at the end of the next annual meeting of shareholders of Amalgamationco.

Name and Municipality of Residence	Principal Occupation During the Past Five Years
Jeffrey S. Boyce Calgary, Alberta	Since July 1994, President, Chief Executive Officer and Director Vermilion Resources Ltd.
Claudio A. Ghersinich Calgary, Alberta	Appointed Executive Vice President, New Ventures in December 2000 and since February, 1995, Executive Vice President and Director of Vermilion Resources Ltd.
Lorenzo Donadeo Calgary, Alberta	Appointed Vice President and Chief Operating Officer in December 2000 and since February, 1995, Executive Vice President and Director Vermilion Resources Ltd.
Joseph Killi Calgary, Alberta	President of Rosebridge Capital Corporation Inc.
James D. McFarland Brisbane, Australia	Managing Director, Southern Pacific Petroleum N.L., Brisbane Australia from April 1999 to present; President and Chief Operating Officer, Husky Oil Limited from 1995 to 1998.
Larry J. Macdonald Calgary, Alberta	Chairman and Chief Executive Officer, Pointwest Energy Inc. from 2000 to present; Chairman and Chief Executive Officer, Westpoint Energy Inc. from 1999 to 2000; and President and Chief Operating Officer Anderson Exploration Ltd. from 1992 to 1999.

The board intends to establish independent committees of directors as required by the ABCA and the corporate governance guidelines of the TSX.

The following table sets forth the officers of Amalgamationco, their current positions with Amalgamationco, and where not already disclosed above, their principal occupation for the last five years.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta	President and Chief Executive Officer	See above.
Claudio A. Ghersinich Calgary, Alberta	Executive Vice President, Business Development	See above.
Doug Reynolds Calgary, Alberta	Vice President, Land	Since April 2002, Vice President, Land for of Vermilion; from February 2000 Senior Landman and Land Manager for Foothills N.E. B.C. and Hamburg Areas at Burlington Resources Canada Ltd., from October 1998. Land Negotiator for East Coast at Exxon Mobil Canada Energy, from October 1997, Land Consultant for Exxon Mobil Canada Energy.

Name and Municipality of Residence	Position	Principal Occupation During the Past Five Years
Raj Patel Calgary, Alberta	Vice President, Marketing	Since January 2001, Vice President, Marketing for Vermilion; from September 1996 President Access Energy Management; from January 1994 Manager Marketing for Penzoil Canada Inc.
Paul Weevers Calgary, Alberta	Vice President, Production	Since May 2002, Vice President, Production for Vermilion; from May 2001 to May 2002, Manager south production at Apache Canada Ltd. and from January 2001 to May 2001 Reservoir Engineer for Apache Canada Ltd.; Vice President, Production for Cabre Exploration Ltd. from February 2000 to January 2001; Independent Engineering Consultant from December 1998 to February 2000; Vice President, Production at Pioneer Natural Resources Canada Ltd. from December 1997 to December 1998.
Martin Robert Parentis, France	Directeur Général, Vermilion REP, S.A.	Directeur Général, Vermilion REP, S.A.
Charles W. Berard Calgary, Alberta	Corporate Secretary	Partner at Macleod Dixon LLP, Barristers & Solicitors.

The term of office of all directors will expire at the next annual meeting of Amalgamationco, to be held in 2003.

Messrs. Donadeo, Ghersinich, Reynolds, Patel, Weevers and Robert will devote their full time and attention to the business and affairs of Amalgamationco and its subsdiaries. Profiles of Amalgamationco's directors and officers are set forth below.

Lorenzo Donadeo, President & Chief Executive Officer

Mr. Donadeo brings over 20 years of industry experience to Amalgamationco. He has an extensive background in acquisitions, production and field operations, property exploitation and gas marketing. He was employed as District Exploitation Engineer and Manager, Natural Gas Marketing with Encor Energy from 1989 to 1991. Prior to his involvement in Vermilion, he was co-founder of Vista Nuova Energy Inc. Mr. Donadeo co-founded Vermilion with Mr. Boyce and Mr. Ghersinich. Mr. Donadeo holds an honours degree in mechanical engineering from the University of Alberta.

Claudio Ghersinich, Executive Vice President, Business Development

Mr. Ghersinich brings over 22 years of industry experience to Amalgamationco. Since 1995, he has been involved in development of Vermilion Resources Ltd. from a start up to its current size. He has been responsible for business development activities of the Company along with overseeing the administrative and human resource functions at Vermilion. Mr. Ghersinich co-founded Vermilion with Mr. Boyce and Mr. Donadeo. Prior to his involvement in Vermilion he was co-founder of Vista Nuova Energy Inc. He was also a founder of Olympia Energy Ventures Ltd. Mr. Ghersinich holds a civil engineering degree from the University of Manitoba.

Doug Reynolds, Vice President, Land

Mr. Reynolds brings over 23 years of industry experience as a Professional Landman to Amalgamationco. Mr. Reynolds has an extensive background in all areas of land management specializing in land negotiations and asset acquisitions. Mr. Reynolds land experience includes Western Canada, offshore Eastern Canada, the United States and internationally. Previous companies include Burlington Resources Canada Ltd., Exxon Mobil Canada,

ELAN Energy Inc., ICG Resources Ltd. and Norcen Energy Resources Limited. In addition, he was President of a successful Land Consulting company where he negotiated land deals and provided strategic recommendations for several clients. Mr. Reynolds holds a Bachelor of Arts degree from the University of Calgary.

Raj Patel, Vice President, Marketing

Mr. Patel brings to Amalgamationco over twenty-one years of oil and gas industry experience. He has extensive experience in natural gas marketing, crude oil and liquids marketing, price risk management, process engineering and plant operations. Prior to joining Vermilion, Mr. Patel held senior marketing positions with two large exploration and production companies. Most recently, he had an established consulting company providing oil and gas marketing services to various small and mid-cap companies where he marketed approximately 120 MMcf/d of gas and 22,000 BPD of crude oil and liquids. Mr. Patel is currently a member of APEGGA. Mr. Patel holds a Bachelor's degree in chemical engineering from M.F. University of Baroda and a masters degree in chemical engineering from the University of Calgary.

Paul Weevers, Vice President, Production

Mr. Weevers has over 20 years of industry experience with a variety of junior to senior sized producers. His background includes production engineering, field operations, reservoir engineering and evaluations. Mr. Weevers is a registered Professional Engineer in Alberta and British Columbia with a Bachelor of Science degree in Chemical Engineering. He also holds an MBA from the University of Calgary.

Martin Robert, Directeur Général, Vermilion REP S.A.

Mr. Robert brings over 13 years of domestic and international experience in the oil and gas industry. He has extensive experience in drilling and completions, project management and field and well evaluations. He has been responsible for management of daily operations in Canada, Russia and France. Mr. Robert currently lives in France and is responsible for the management of Vermilion REP S.A. and all of its operational activities including the implementation of the company's drilling and exploration plans. Mr. Robert holds a Bachelor of Science degree in chemical engineering from Queen's University.

Jeffrey S. Boyce, Director

Mr. Boyce is a professional landman who brings over 22 years of oil and gas industry experience to Amalgamationco. He has considerable experience in negotiations and corporate planning as well as land and exploration strategies. Prior to his role as President and Chief Executive Officer of Vermilion, Mr. Boyce was President and Chief Operating Officer of International Pedco Energy. He is currently a Director of Aventura Energy Inc. as well as Collicutt Hanover Services Ltd. In 1994 Mr. Boyce, along with Mr. Ghersinich and Mr. Donadeo, co-founded Vermilion Resources Ltd. Mr. Boyce holds a diploma in Business Administration from Durham College, Ontario.

Joseph F. Killi, Director

Mr. Killi is the President of Rosebridge Capital Corp. Inc. in Calgary, Alberta. His real estate experience spans over 20 years, 17 of which were with Trizec Corporation Ltd., where he last held the position of Executive Vice President, Chief Financial Officer and Chief Operating Officer until late 1993. He has an extensive background in all aspects of finance, including tax-oriented structures and debt placements in Canada, the U.S. and the Euro-markets, valuations, acquisitions, dispositions and workouts. Mr. Killi is a chartered accountant and holds a Bachelor of Science degree in biochemistry from Loyola College and a Bachelor of Commerce degree from Concordia University..

James D. McFarland, Director

Mr. McFarland is currently the Managing Director of Southern Pacific Petroleum N.L. headquartered in Brisbane. Mr. McFarland has 30 years of experience in the oil and gas industry, most recently with Southern Pacific Petroleum

N.L. and Husky Oil Limited following a long career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, United States, United Kingdom and Western Europe. Mr. McFarland graduated from Queen's University at Kingston, Ontario in 1970 with a Bachelor of Science degree with first class honours in chemical engineering. He obtained his Master of Science degree in petroleum engineering from the University of Alberta in 1974. In 1981, he completed the executive development program at Cornell University in Ithaca, New York.

Charles W. Berard, Corporate Secretary

Mr. Berard is a partner in the law firm Macleod Dixon LLP and practices in the corporate/commercial area. He has extensive experience in Canadian oil and gas, mining, and other commercial transactions, as well as going public, mergers and acquisitions, and debt financing. Mr. Berard's practice has a significant international component as he has been previously involved in resource transactions in many countries worldwide. In addition to being a director of Exploreco and Vermilion, Mr. Berard is also a director on several other TSX and TSX Venture Exchange companies and several private resource and technology companies. Mr. Berard holds a Bachelor of Engineering degree from McGill University, a Bachelor of Civil Law degree and a Bachelor of Laws degree, both from the University of Ottawa.

Larry J. Macdonald, Director

Mr. Macdonald is currently the Chairman and Chief Executive Officer of Pointwest Energy Inc. a private Canadian oil and gas development company. Mr. Macdonald has over 30 years of industry experience in Western Canada. Mr. Macdonald has recently chaired the Board of the Southern Alberta Institute of Technology and the United Way of Calgary, Alberta Canada and area. Mr. Macdonald is also on the board of directors of Crestreet Financial Management Limited. Mr. Macdonald holds a Bachelor of Science in Geology from the University of Alberta.

PERSONNEL

After giving effect to the Plan of Arrangement, it is anticipated that Amalgamationco will have 132 employees.

EXECUTIVE COMPENSATION

To date, Amalgamationco has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Amalgamationco to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Amalgamationco will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Amalgamationco and any of the executive officers of Amalgamationco and there are no provisions for compensation of executive officers of Amalgamationco in the event of termination of employment or change of responsibilities following a change of control. The board of directors of Amalgamationco will consider whether employment contracts should be entered into with each of the executive officers of Amalgamationco following the completion of the Arrangement. The executive officers of Amalgamationco will be eligible with all other employees to participate in the Employee Bonus Plan and Savings Plan (as described further below). See "Employee Compensation Arrangements".

It is anticipated that directors who are not also employees of Amalgamationco will be paid an annual retainer fee and a fee for attendance at board or committee meetings, and they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. These amounts will be determined by the board of directors of Amalgamationco. Directors will also be granted rights to acquire Trust Units pursuant to the Unit Rights Incentive Plan. See "Unit Rights Incentive Plan".

UNIT RIGHTS INCENTIVE PLAN

At the Meeting Shareholders will be asked to consider and, if deemed advisable, approve the adoption by the Trust of the Unit Rights Incentive Plan. A copy of the Unit Rights Incentive Plan is set out in Appendix M to this

Information Circular. For a description of the Unit Rights Incentive Plan, see "Other Matters to be Brought Before the Meeting - Approval of Units Rights Incentive Plan".

As at the date hereof, no Rights to purchase Trust Units have been granted.

EMPLOYEE COMPENSATION ARRANGEMENTS

Employee Bonus Plan

Following the completion of the Arrangement, subject to regulatory approval, the board of directors of Amalgamationco proposes to implement the Employee Bonus Plan. The principal purpose of the Employee Bonus Plan is to advance the interests of the Trust and its subsidiaries by providing for bonuses for employees of Amalgamationco and its subsidiaries who are designated as participants thereunder. The goal in implementing the Employee Bonus Plan is to attract and retain such employees, make their compensation competitive with other opportunities, provide them with an incentive to strive to achieve the financial and business objectives of the Trust and the Managed Entities (including Amalgamationco), and align their interests with those of the Unitholders.

The Employee Bonus Plan will be administered by the board of directors of Amalgamationco. Under the Employee Bonus Plan, the board of directors of Amalgamationco will, on an annual basis, assess the performance of employees and may allocate a bonus in such amount as the board determines appropriate in its sole discretion. In no event will the maximum bonus amount allocated pursuant to the Employee Bonus Plan exceed 2% per year of the net operating income of the Managed Entities (including the Trust and Amalgamationco). The payment of bonuses in any plan year may be made in cash, Trust Units or in combination of cash and Trust Units as the board of directors may determine in its sole discretion. A total of 2,000,000 Trust Units will be reserved for issuance pursuant to the Employee Bonus Plan. In the event of a change of control, Amalgamationco shall terminate the Employee Bonus Plan and pay each participant a final bonus amount determined and allocated by the board of directors in its sole discretion out of the monthly bonus amount accumulated within the plan at the time of the change of control. This amount will accrue at the rate of 2% per month of the net operating income of the Managed Entities for each month. A copy of the Employee Bonus Plan is set out in Appendix N to this Information Circular.

The board of directors of Amalgamationco may, in its discretion pay cash bonuses to its employees in addition to the bonuses payable in cash and Trust Units under the Employee Bonus Plan

Employee Savings Plan

The board of directors of Amalgamationco intends to implement an employee share ownership and RRSP savings plan (the "Savings Plan") on substantially similar terms to the employee savings plan of Vermilion. Participation in the Savings Plan will be voluntary and will allow eligible employees, including Amalgamationco's executive officers, to contribute a percentage of their base salary earnings to the Savings Plan, of which Amalgamationco will match each dollar contributed by the employee. Funds contributed up to the maximum combined contribution of 10% of the participating employee's base salary will be used to purchase Trust Units on the TSX. This plan may also be utilized in conjunction with the the DRIP Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Amalgamationco, or any of their associates, to Amalgamationco, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Amalgamationco.

DIVIDENDS

It is not anticipated that Amalgamationco will declare or pay dividends in the near future. Any decision to pay dividends on its shares will be made by the board of directors of Amalgamationco on the basis of Amalgamationco's earnings, financial requirements and other conditions existing at such future time.

PRINCIPAL SHAREHOLDERS

Following the implementation of the Arrangement, the Trust will own 100% of the outstanding voting securities of Amalgamationco.

MATERIAL CONTRACTS

Following the completion of the Arrangement, Amalgamationco will be a party to all of the material contracts of each of Acquisitionco and Vermilion. The following is a list of material contracts to which Amalgamationco is, or will become, a party:

1. the Arrangement Agreement (see the section in the Information Circular entitled "The Arrangement");
2. the Support Agreement (see "Support Agreement");
3. the Voting and Exchange Trust Agreement (see "Voting and Exchange Trust Agreement");
4. the Conveyance Documents to which either of Vermilion or Acquisitionco is a party.

RISK FACTORS

For a discussion of the risk factors associated with Amalgamationco and the ownership of Exchangeable Shares and Trust Units, in addition to the factors described below with respect to Exchangeable Shares, see Appendix I, "Information Concerning the Trust- Risk Factors" and Appendix K, "Information Concerning Vermilion Resources Ltd. - Risk Factors", which sections are hereby incorporated, *mutatis mutandis*, by reference into this Appendix H.

Exchangeable Shares

An election to receive Exchangeable Shares under the Arrangement by eligible Shareholders should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of Distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such Distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Holders of Trust Units are also eligible to participate in the DRIP Plan of the Trust under which participating holders may reinvest their cash distributions in, or make optional cash payments for, additional Trust Units. Participants in the DRIP Plan will also be entitled to receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). No adjustment is made to the Exchange Ratio applicable to the Exchangeable Shares in the event of any issuance of Bonus Units under the DRIP Plan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of Amalgamationco and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Amalgamationco or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Amalgamationco will be subject in connection with the operations of Amalgamationco. In particular, certain of the directors and officers of Amalgamationco are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Amalgamationco and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Amalgamationco and

the Trust. See "Directors and Officers of Amalgamationco". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

APPENDIX K
INFORMATION CONCERNING VERMILION RESOURCES LTD.

TABLE OF CONTENTS

THE CORPORATION

Vermilion was incorporated pursuant to the provisions of the ABCA on November 23, 1993. On February 6, 1995, Vermilion amalgamated with Vista Nuova Energy Inc. pursuant to the provisions of the ABCA and continued under the name Vermilion Resources Ltd. Effective January 1, 2003 Vermilion intends to amalgamate with its wholly-owned subsidiary 973675 Alberta Ltd. pursuant to the provisions of the ABCA and continue under the name Vermilion Resources Ltd. On the business day prior to the Effective Date of the Arrangement, Vermilion intends to amalgamate with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. pursuant to the provisions of the ABCA and continue under the name Vermilion Resources Ltd.

Vermilion's principal address is 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

A description of the business of Vermilion is included in Vermilion's Renewal Annual Information Form for the year ended December 31, 2001.

Vermilion files reports, proxy statements and other information with Canadian securities administrators in the provinces of British Columbia, Alberta, Ontario and Quebec. Canadian securities administrators maintain a website that contains all public information filed electronically with any Canadian securities administrator. The address of this website is www.sedar.com. The address for Vermilion's website is www.vermilionresources.com.

DESCRIPTION OF THE BUSINESS

Vermilion is a publicly traded oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the Provinces of Alberta and Saskatchewan, as well as France and Trinidad. Approximately 39% of Vermilion's oil and gas properties are currently located in Canada in the provinces of Alberta and Saskatchewan, 28% are located in France and 33% are in Trinidad based on established reserves for Canada and France and established reserves at the 50% probability level for Trinidad at October 1, 2002. The properties include proven producing oil and gas reserves, proven plus probable oil and gas reserves not yet on production, and exploration acreage.

Vermilion's focus is on crude oil development and exploration activities in France and crude oil and natural gas development and exploration activities in Canada. Through the investment in Aventura (43.4% ownership at December 31, 2001), Vermilion plans to pursue oil and gas exploration and development opportunities in Latin and South America, specifically Trinidad and Argentina. Vermilion will also continue to aggressively pursue acquisitions and drilling prospects that fit this current corporate plan and in areas where management has expertise.

Vermilion's production mix to September 30, 2002 was approximately 53% crude oil and natural gas liquids and 47% natural gas.

Vermilion utilizes the strategy of acquiring under valued assets through single sourced acquisitions. Vermilion focuses on light crude oil and liquids rich, sweet natural gas reserves contained in pools of depths of up to 3,000 metres found in regions with multi-zone potential.

Vermilion implements a three phased approach to exploring these acquired assets, over a three to five year period. The first phase includes an exploitation and optimization plan that is designed to enhance the value of the asset in the first 18 months. The first phase also includes re-completions, tie-ins, reduction in operating costs, value added marketing strategies and low-risk development drilling. Upon successful implementation of the first phase, and the viability of the projects being approved, Vermilion will, as a second phase, pursue the acquisition of other strategic assets in the respective area to expand its position. The third and final phase includes the exploration phase of the plan where Vermilion continues to expand and explore for new horizons and pools in the area. This phase is initiated once a stable cash flow platform is created in the respective area to fund the exploration program.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President Finance and Corporate Secretary of Vermilion, Suite 2800, 400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4; telephone (403) 269-4884. For the purpose of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President Finance and Corporate Secretary of Vermilion at the above mentioned address and telephone number. In addition, these documents can also be obtained from the Canadian Securities Administrators at www.sedar.com.

The following documents of Vermilion, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Vermilion Renewal Annual Information Form and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2001 incorporated therein;

2. the audited consolidated financial statements as at December 31, 2001 and December 31, 2000 together with the notes thereto and the auditors' report thereon, which are contained in the 2001 Annual Report of Vermilion;

3. the audited consolidated financial statements as at December 31, 1999 together with the notes thereto and the auditors report thereon which are contained in the 2000 Annual Report of Vermilion.

4. the unaudited consolidated financial statements of Vermilion and management's discussion and analysis of the financial condition and operations as at and for the three month periods ended March 31, June 30 and September 30, 2002;

5. the Management Information Circular dated April 26, 2002 in connection with the annual and special meeting of Shareholders held on June 4, 2002 (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference therein, being the disclosure given under the headings, "Executive Compensation – Composition of the Compensation Committee for the Financial Year Ended December 31, 2001", "Executive Compensation – Report of Executive Compensation", "Executive Compensation – Performance Graph", and "Statement of Corporate Governance Practices"); and

6. the material change report of Vermilion dated November 4, 2002 with respect to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Vermilion with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or

superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

RECENT DEVELOPMENTS

Petroleum and Natural Gas Reserves

In connection with proceeding with the Arrangement, Vermilion requested GLJ to provide an updated report on Vermilion's oil, NGL and natural gas reserves. The following tables, based on the GLJ Report, summarize the oil, NGLs and natural gas reserves attributable to the oil and natural gas properties of Vermilion as at October 1, 2002 and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. No estimate of salvage and abandonment costs was included in the GLJ Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that *the discounted future net production revenue estimated by the GLJ Report represents the fair market value* of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Canada and France are established using deterministic methodology. Risked probable reserves are assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probalistic methodology due to the reserve size and data available. Total Proved Plus Probable Reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these P50 reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.

Summary of Reserves - Canada
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,304	11,701	106,380	80,274	4,149	2,746	586,848	374,238	325,031	290,099
Proved Nonproducing	527	461	36,505	28,322	1,499	1,026	102,533	58,604	47,052	38,720
Total Proved	13,831	12,162	142,885	108,596	5,648	3,772	689,381	432,842	372,083	328,819
Probable	4,270	3,761	68,311	52,821	2,535	1,711	313,007	113,068	83,317	65,439
Total Proved Plus Probable	18,101	15,923	211,196	161,417	8,183	5,483	1,002,388	545,910	455,400	394,258
Less 50% Probable	2,135	1,881	34,155	26,410	1,268	856	156,504	56,534	41,658	32,719
Proved Plus Risked Probable	15,966	14,042	177,041	135,007	6,915	4,627	845,884	489,376	413,742	361,539

Summary of Reserves - France
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	23,530	19,365	3,883	3,002	-	-	224,498	135,151	116,983	104,440
Proved Nonproducing	5,565	4,710	-	-	-	-	92,437	35,720	24,488	17,189
Total Proved	29,095	24,075	3,883	3,002	-	-	316,935	170,871	141,471	121,629
Probable	13,752	11,442	1,213	937	-	-	177,811	48,110	29,921	19,192
Total Proved Plus Probable	42,847	35,517	5,096	3,939	-	-	494,746	218,981	171,392	140,821
Less 50% Probable	6,876	5,721	607	469	-	-	88,906	24,055	14,961	9,596
Proved Plus Risked Probable	35,971	29,796	4,489	3,470	-	-	405,840	194,926	156,431	131,225

Summary of Reserves - Canada and France Combined
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	36,834	31,066	110,263	83,276	4,149	2,746	811,346	509,389	442,014	394,539
Proved Nonproducing	6,092	5,171	36,505	28,322	1,499	1,026	194,970	94,324	71,540	55,909
Total Proved	42,926	36,237	146,768	111,598	5,648	3,772	1,006,316	603,713	513,554	450,448
Probable	18,022	15,203	69,524	53,758	2,535	1,711	490,818	161,178	113,238	84,631
Total Proved Plus Probable	60,948	51,440	216,292	165,356	8,183	5,483	1,497,134	764,891	626,792	535,079
Less 50% Probable	9,011	7,602	34,762	26,879	1,268	856	245,409	80,589	56,619	42,315
Proved Plus Risked Probable	51,937	43,838	181,530	138,477	6,915	4,627	1,251,725	684,302	570,173	492,764

Summary of Reserves - Trinidad
October 1, 2002
(Based on Escalating Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	-	-	-	-	-	-	-	-	-	-
Proved Nonproducing	-	-	125,911	110,819	4,607	4,056	122,145	58,410	44,168	34,822
Total Proved	-	-	125,911	110,819	4,607	4,056	122,145	58,410	44,168	34,822
Probable	-	-	168,448	148,564	6,221	5,488	173,949	68,309	47,415	34,659
Proved Plus Risked Probable[8]	-	-	294,359	259,383	10,828	9,544	296,094	126,719	91,583	69,481

Summary of Reserves - Canada
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	13,563	11,724	106,573	80,419	4,158	2,732	754,329	466,038	399,657	352,746
Proved Nonproducing	569	491	36,534	28,340	1,500	1,019	121,344	70,693	57,132	47,297
Total Proved	14,132	12,215	143,107	108,759	5,658	3,751	875,673	536,731	456,789	400,043
Probable	4,314	3,715	68,397	52,882	2,539	1,699	354,284	135,308	100,503	79,230
Total Proved Plus Probable	18,446	15,930	211,504	161,641	8,197	5,450	1,229,957	672,039	557,292	479,273
Less 50% Probable	2,157	1,857	34,198	26,441	1,270	850	177,142	67,654	50,252	39,615
Proved Plus Risked Probable	16,289	14,073	177,306	135,200	6,927	4,600	1,052,815	604,385	507,040	439,658

Summary of Reserves - France
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	23,844	19,629	3,883	3,002	-	-	517,953	274,179	227,361	196,261
Proved Nonproducing	5,566	4,709	-	-	-	-	161,177	74,427	55,971	43,614
Total Proved	29,410	24,338	3,883	3,002	-	-	679,130	348,606	283,332	239,875
Probable	13,737	11,434	1,213	937	-	-	324,788	119,052	84,912	63,542
Total Proved Plus Probable	43,147	35,772	5,096	3,939	-	-	1,003,918	467,658	368,244	303,417
Less 50% Probable	6,868	5,717	606	469	-	-	162,394	59,526	42,456	31,771
Proved Plus Risked Probable[8]	36,279	30,055	4,490	3,470	-	-	841,524	408,132	325,788	271,646

Summary of Reserves – Canada and France Combined
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	37,407	31,353	110,456	83,421	4,158	2,732	1,272,282	740,217	627,018	549,006
Proved Nonproducing	6,135	5,200	36,534	28,340	1,500	1,019	282,521	145,120	113,103	90,912
Total Proved	43,542	36,553	146,990	111,761	5,658	3,751	1,554,803	885,337	740,121	639,918
Probable	18,051	15,149	69,610	53,819	2,539	1,699	679,072	254,360	185,417	142,771
Total Proved Plus Probable	61,593	51,702	216,600	165,580	8,197	5,450	2,233,875	1,139,697	925,538	782,689
Less 50% Probable	9,025	7,574	34,804	26,910	1,270	850	339,536	127,180	92,709	71,385
Proved Plus Risked Probable[8]	52,568	44,128	181,796	138,670	6,927	4,600	1,894,339	1,012,517	832,829	711,304

Summary of Reserves - Trinidad
October 1, 2002
(Based on Constant Price Assumptions)

	Working Interest Reserves						Cumulative Cash Flow ($000s)			
	Oil Mbbls		Gas Mmcf		NGLs Mbbls			Discounted at:		
Description	Gross[1]	Net[1]	Gross[1]	Net[1]	Gross[1]	Net[1]	Undisc.	10%/ year	15%/ year	20%/ year
Proved Producing	-	-	-	-	-	-	-	-	-	-
Proved Nonproducing	-	-	125,911	110,546	4,608	4,047	141,067	68,680	52,409	41,701
Total Proved	-	-	125,911	110,546	4,608	4,047	141,067	68,680	52,409	41,701
Probable	-	-	168,448	148,181	6,221	5,473	197,817	78,638	54,833	40,223
Proved Plus Risked Probable[8]	-	-	294,359	258,727	10,829	9,520	338,884	147,318	107,242	81,924

Notes:

(1) "Gross" reserves are defined as the total remaining recoverable reserves owned, directly and indirectly, by Vermilion before deduction of any royalties.

(2) "Net" reserves are defined as those accruing, directly and indirectly, to Vermilion after Crown and freehold royalties have been deducted.

(3) "Proved" reserves are those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(4) "Proved Producing" reserves are those Proved reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(5) "Proved Non-Producing" reserves are those proved reserves that are not classified as producing.

(6) "Proved Undeveloped" reserves are those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

(7) "Probable" reserves are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery process which can be reasonably expected to be instituted in the future.

(8) "Proved Plus Risked Probable" reserves are the sum of the total proved reserves and the risk adjusted probable reserves. Reserves for Canada and France are established using deterministic methodology. Risked probable reserves are assumed to be one-half of the probable reserves. Reserves for Trinidad are determined by probabilistic methodology due to the reserve size and data available. Total Proved Plus Probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves. As defined, these (P50) reserves are risked and no adjustment is made between the Proved Plus Probable and the Proved Plus Risked Probable reserves.

(9) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Trust Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2002 are as follows:

GLJ REPORT
ESCALATING PRICE FORECAST
EFFECTIVE OCTOBER 1, 2002

					Alberta Natural Gas Liquids				Alberta	
Year	Exchange Rate $US/$Cdn	WTI[1] $US/Bbl	Par Price[2] $Cdn/Bbl	Brent $US/Bbl	Spec Ethane $Cdn/Bbl	Edmonton Propane $Cdn/Bbl	Edmonton Butane $Cdn/Bbl	Edmonton Pentanes Plus $Cdn/Bbl	Plant Gate Gas[3] $/MMBTU	AECO-C Spot[4] $/MMBTU
2002 Q4	0.640	28.00	42.75	26.50	17.00	24.75	30.75	43.25	4.85	5.05
2003	0.650	24.00	36.00	22.50	17.00	23.25	24.25	36.50	4.85	5.05
2004	0.670	21.00	30.50	19.50	15.75	19.50	20.50	31.00	4.50	4.70
2005	0.690	21.00	29.50	19.50	15.75	18.50	19.50	30.00	4.50	4.70
2006	0.700	21.25	29.50	19.75	15.75	18.50	19.50	30.00	4.50	4.70
2007	0.700	21.75	30.00	20.25	15.75	19.00	20.00	30.50	4.50	4.70
2008	0.700	22.00	30.50	20.50	15.75	19.50	20.50	31.00	4.50	4.70
2009	0.700	22.25	31.00	20.75	15.75	19.75	21.00	31.50	4.55	4.750
2010	0.700	22.50	31.50	21.00	16.00	20.25	21.50	32.00	4.60	4.80
2011	0.700	23.00	32.00	21.50	16.25	20.50	22.00	32.50	4.70	4.90
2012	0.700	23.25	32.50	21.75	16.50	20.75	22.50	33.00	4.75	4.95
2013+	0.700	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr

Notes:

(1) West Texas Intermediate Crude Oil landed at Cushing, Oklahoma.

(2) Equivalent price for Light Sweet Crude Oil (40° API, 0.3%S) at Edmonton, Alberta.

(3) Gas reference price represents the average of all system and direct (spot and firm) sales. The plant gate price represents the price before raw gas gathering and processing charges are deducted.

(4) Weighted average one month price.

(10) Product prices used in the constant price evaluation were based on GLJ's constant price forecast, being Cdn. $44.12/Bbl for oil and $4.794/MMBTU for AECO-C natural gas, Frane Brent of US$ 28.915/bbl and Trinidad US $30.49/bbl and US $1.05/mcf. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Trust Report. Product prices were not escalated beyond 2002. In addition, operating and capital costs have not been increased on an inflationary basis.

(11) 75% of Amalgamationco's total Proved reserves before Trinidad are currently on production.

(12) The GLJ Report estimates the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Reserves to be an aggregate of $235.0 million, of which $12.2 million is to be expended in 2002, $73.9 million is to be expended in 2003 and $31.7 million is to be expended in 2004 (or based on constant costs: an aggregate of $219.2 million of which $11.3 million is to be expended in 2002, $73.3 million is to be expended in 2003 and $31.5 million is to be expended in 2004).

(13) The extent and character and all factual data supplied by Amalgamationco to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Report.

(14) Present value of future net production revenue numbers include ARTC. Eligibility for ARTC is subject to determination.

Reconciliation of Reserves

The following tables provide a reconciliation of Vermilion's estimated gross total proved plus probable reserves (unrisked) from December 31, 2001 to October 1, 2002 based on escalating price and cost assumptions.

	Total Proved	Probable	Total Proved Plus Probable
Crude Oil (Mbbls):			
December 31, 2001	44,352.2	14,555.9	58,908.1
Drilling Additions	771.9	2,753.4	3,525.3
Other Additions	281.0	415.0	696.0
Technical Revisions	(578.1)	(72.9)	(651.0)
Acquisition	1,078.2	372.5	1,450.7
Disposition	-	-	-
Production	(2,980.5)	-	(2,980.5)
October 1, 2002	42,924.7	18,023.9	60,948.6
Natural Gas (Bcf):			
December 31, 2001	153.3	65.9	219.2
Drilling Additions	12.0	7.4	19.4
Other Additions	0.7	0.2	0.9
Technical Revisions	(14.9)	(8.5)	(23.4)
Acquisition	14.7	4.5	19.2
Acquisition – Trinidad (1)	125.9	168.4	294.4
Disposition	-	-	-
Production	(19.0)	-	(19.0)
October 1, 2002	272.7	237.9	510.7
Natural Gas Liquids (Mbbls):			
December 31, 2001	5,565.6	2,236.6	7,802.2
Drilling Additions	508.4	278.0	786.4
Other Additions	-	-	-
Technical Revisions	(39.8)	(88.1)	(127.9)
Acquisition	341.4	108.7	450.1
Acquisition – Trinidad (1)	4,607.0	6,221.0	10,828.0
Disposition	-	-	-
Production	(728.7)	-	(728.7)
October 1, 2002	10,253.9	8,756.2	19,010.1

Notes:
(1) Trinidad reserves are consolidated at 65% of the Central Block total reserves.

Trinidad Acquisition

On June 17, 2002 Vermilion entered into an agreement to acquire, through a corporate acquisition, a 65% participating interest in, and operatorship of the Central Block onshore Trinidad. Two exploratory wells, Carapal Ridge – 1 and Corosan – 1, were drilled on the Central Block in 2001, resulting in two exploration discoveries. GLJ has assigned gross proven plus probable reserves of over 92 million BOE of natural gas and condensate to the Carapal Ridge and Corosan discoveries. The Carapal Ridge – 1 well tested in excess of 50 Mmcf/d of natural gas and 1,500 Bbls/d of wellhead condensate from five separate intervals within a total gross pay zone of 1,000 feet. Carapal Ridge – 1 is contemplated to be tied-in by year-end for an anticipated six-month production test. Petroleum Company of Trinidad and Tobago Limited (Petrotrin) has a 35% participating interest in the Central Block and

Aventura Energy (Trinidad) Limited, a wholly-owned subsidiary of Aventura Energy Inc., will own a 25% Participating Interest in the Central Block upon obtaining the necessary consents from the Government of Trinidad.

This transaction also provided, subject to receipt of Government of Trinidad and Petrotrin approvals that Vermilion would grant to Aventura Energy (Trinidad) Limited an option to acquire up to a net 5% participating interest in the Central Block, under the same terms and conditions as Vermilion's acquisition.

Vermilion financed the acquisition from available credit facilities. This strategic acquisition together with its ownership in its subsidiary Aventura Energy Inc., positions Vermilion in a new core operated project area located onshore Trinidad.

Plan of Arrangement

On November 4, 2002, Vermilion announced that the board of directors of Vermilion had agreed to recommend the reorganization of Vermilion into a new energy trust and an exploration focused oil and gas company. On December 16, 2002, Vermilion, Exploreco, Acquisitionco and the Trust entered into the Arrangement Agreement. The purpose of the Arrangement is to effect a reorganization that results in Acquisitionco acquiring all of the Common Shares and each Shareholder (other than Non-Residents or Tax-Exempt Shareholders) receiving: (a) at the election of such Shareholder, either Trust Units or Exchangeable Shares, or a combination thereof; and (b) Exploreco Shares. Non-Resident and Tax-Exempt Shareholders may only receive Trust Units and Exploreco Shares for their Common Shares.

The Board of Directors has determined that the Arrangement is in the best interests of Vermilion, is fair, from a financial point of view, to the Vermilion Securityholders and should be placed before the Vermilion Securityholders for their approval. The Board of Directors unanimously recommends that Vermilion Securityholders vote in favour of the Arrangement.

For additional information on the Arrangement, see the section of the Information Circular entitled "The Arrangement".

Transaction with Aventura Energy Inc.

In conjunction with the Arrangement, Vermilion has entered into an agreement with Aventura whereby Vermilion has agreed, subject to certain conditions, to a transaction with Aventura which involves the Trinidad growth assets of Vermilion moving entirely to Aventura. Pursuant to the agreement, Vermilion and Aventura have agreed to complete the following transactions (the "Aventura Transactions"):

(a) Aventura will acquire all of the outstanding common shares of Vermilion Barbados from Vermilion for consideration consisting of an aggregate of 210,147,700 Aventura Shares, at a price of $0.35 per Aventura Share, for aggregate consideration of $73,551,695, as may be adjusted in certain events. In addition through its acquisition of Vermilion Barbados, Aventura will acquire cash aggregating $5,000,000 less any costs incurred by Vermilion Barbados on behalf of Aventura prior to the completion of the Aventura Transactions; and

(b) Vermilion will acquire from Aventura a 25% gross overriding royalty currently held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6,312,000, subject to adjustment in certain events.

Upon completion of the Aventura Transactions, Aventura's primary asset will be a 65% operated interest in a gas/condensate reservoir located in the Central Block in Trinidad and Vermilion will own 320,804,084 Aventura Shares representing 72.3% of the issued and outstanding Aventura Shares and the gross overriding royalty on the Bottrel property. In the event the Aventura Transactions are completed, Vermilion will continue supplying various services to Aventura, including land personnel, technical support, administrative and marketing services. See Appendix J, "Information Concerning Amalgamationco – Narrative Description of the Business – Trinidad".

Completion of the Aventura Transactions is subject to the approval of the shareholders of Aventura at a meeting to be held on January 8, 2003 and certain regulatory approvals, including the approval of the TSX Venture Exchange. Assuming all approvals are obtained, it is contemplated that the Aventura Transactions will be completed immediately following the completion of the Arrangement. In the event the Aventura Transactions are not completed, Vermilion will continue to own its working interests in the Trinidad Central Block and its current shareholdings in Aventura and, assuming the receipt of all required approvals, the Arrangement will still be completed.

For a general description of the business and properties of Aventura, see Appendix J, "Information Concerning Amalgamationco – Narrative Description of the Business – Trinidad".

CAPITALIZATION

Normal Course Issuer Bid

Effective November 23, 2001, Vermilion commenced a normal course issuer bid to purchase Common Shares. The bid was approved for the purchase of up to 5% of the issued and outstanding Common Shares, or 2,735,070 Common Shares, and terminated on November 22, 2002. Vermilion purchased 91,000 Common Shares for a total cost of $717,683. The excess consideration paid over the stated value of the Common Shares purchased in the amount of $468,343 has been charged directly to retained earnings.

DESCRIPTION OF INDEBTEDNESS

Bank Debt

Vermilion used its bank loan to fund the Trinidad acquisition described in "Recent Developments – Trinidad Acquisition". As at September 30, 2002, the outstanding debt and working capital for Vermilion was $210,810,000

Senior Credit Facilities

Vermilion has entered into a credit agreement with several Canadian chartered banks and other financial institutions providing for, among other things, an operating loan in the amount of up to $20 million and an extendible revolving term loan in the amount of up to $240 million (the "Credit Facilities"). Interest is payable at rates that vary with the "prime rate", discount rates on bankers' acceptances or cost of funds. The operating loan provides Vermilion with working capital required from time to time. The term loan revolves on a 364 day basis, is extendible at the lenders' option, and if not extended will be repayable on the stated maturity date.

The foregoing indebtedness and liability of Vermilion under the Bank Facilities is secured by a first ranking security interest in all present and after acquired property of Vermilion and its wholly owned subsidiaries. The indebtedness secured under the Credit Facilities ranks senior to all other indebtedness of Vermilion, and pari passu as between those lenders.

Contemplated Senior Credit Facilities

Vermilion intends to enter restructured credit facilities with several Canadian chartered banks and other financial institutions concurrent with the closing of the Arrangement. Amalgamationco will enter into an amended and restated credit agreement with such lenders containing provisions usual for loans of this nature and similar to those under the current Credit Facilities.

Amalgamationco will have third-party debt service obligations under such restructured credit facilities, and the degree to which Amalgamationco is leveraged could have important consequences to the Unitholders, including in respect of: (i) Amalgamationco's ability to obtain additional financing for working capital may be limited; (ii) a portion of Amalgamationco's cash flow from operations will be dedicated to the payment of principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Trust; and (iii) certain of Amalgamationco's borrowings will be at variable rates of interest, which exposes Amalgamationco to the risk of

increased interest rates. Amalgamationco's ability to make periodic or scheduled payments of the principal of or interest on, or to refinance, its indebtedness, will depend on its future cash flow from operations, prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors many of which are beyond its control.

Restrictive Covenants

The current Bank Facilities do, and the contemplated restructured credit facilities will, contain numerous restrictive covenants that limit the discretion of management of Vermilion or Amalgamationco, respectively, with respect to certain business matters. These covenants will place restrictions on, among other things, the ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with other entities. In addition, such credit facilities will require Vermilion or Amalgamationco, as applicable, to meet certain financial ratios and financial condition tests, the failure for which could result in an event of default that, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under such credit facilities were to be accelerated, there can be no assurance that Amalgamationco's property and assets would be sufficient to repay in full that indebtedness.

Subordination

The repayment of principal and interest on the Notes and all other amounts payable pursuant to the Note Indenture will be unsecured debt obligations of Vermilion and will be expressly subordinated in right of payment to all senior indebtedness, including the principal of, and premium and interest on, indebtedness of Vermilion which by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Notes or the Note Indenture. The Note Indenture will describe the events of default, including default on any senior indebtedness.

Although the Trust intends to make monthly cash distributions to Unitholders from the interest, dividend and royalty income received from Amalgamationco, net of administrative expenses and other amounts, and amounts (if any) paid by Vermilion in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Amalgamationco and paid to the Trust. Payment of interest and dividend income by Amalgamationco to the Trust will be expressly subordinated in right of payment to all senior indebtedness as contemplated by the Trust Indenture.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Vermilion consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without nominal or par value. As of December 1, 2002 there were l common shares issued and outstanding and l common shares reserved for issuance pursuant to outstanding stock options. No series of preferred shares of Vermilion have been created or issued.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of Vermilion.

Common Shares

Subject to the provisions of the Business Corporations Act (Alberta), the holders of the common shares are entitled to receive notice of, to attend and vote at all meetings of the shareholders of Vermilion and are entitled to one vote on a ballot for each common share held.

Subject to the payment of preferential dividends, if any, on the preferred shares, the holders of the common shares are entitled to receive, if, as and when declared by the directors of Vermilion, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of Vermilion.

Subject to the preferential rights, if any, of the preferred shares, on the liquidation, dissolution or winding-up of Vermilion, or any other distribution of the assets of Vermilion among its shareholders for the purpose of wining-up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of Vermilion.

Preferred Shares as a Class

The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the board of directors of Vermilion who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

Priority

The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of Vermilion, whether voluntary or involuntary, or any other distribution of the assets of Vermilion among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

Voting

Unless the directors of Vermilion otherwise determine, the holder of each share of a series of preferred shares shall not, except as otherwise specifically provided in the Business Corporations Act (Alberta) be entitled to receive notice of or vote at any meeting of shareholders.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The Common Shares have been listed and posted for trading under the trading symbol "VRM" on the TSX since 1998. The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes (rounded to the nearest 100) for the Common Shares on the TSX for the periods indicated as reported by sources Vermilion believes to be reliable.

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
2000			
Fourth Quarter	8.65	6.70	4,898,128
2001			
First Quarter	11.90	7.15	7,852,333
Second Quarter	12.50	10.20	13,272,241
Third Quarter	11.00	8.00	4,921,014
Fourth Quarter	11.75	9.00	6,242,179
2002			
First Quarter	11.25	9.46	7,564,821
Second Quarter	11.35	10.00	5,465,134
July	10.50	8.60	1,405,039
August	10.60	9.01	752,132
September	9.63	7.02	1,680,136
October	10.35	7.15	4,885,851
November	11.50	10.00	26,992,084
December (to 16)	11.27	11.00	3,258,815

On December 16, 2002, the closing price of the Common Shares on the TSX was $11.10.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Information Circular, none of the directors, officers or principal shareholders of Vermilion and no associate or affiliate of any of them, has or has had any material interest in any transaction within the three years prior to the date hereof or any proposed transaction which materially affects Vermilion or any of its affiliates.

MATERIAL CONTRACTS

The only presently material contract entered into by Vermilion in the last two years other than contracts in the ordinary course of business are the Arrangement Agreement and the Conveyance Documents.

RISK FACTORS

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Vermilion will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Vermilion depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Vermilion will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Vermilion may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of the these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

Vermilion's involvement in the exploration for and development of oil and gas properties may result in Vermilion becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Vermilion has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Vermilion may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Vermilion. The occurrence of a significant event

that Vermilion is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Vermilion's financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Vermilion. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Vermilion's oil and gas reserves. Vermilion might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Vermilion's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Vermilion are in part determined by the borrowing base of Vermilion. A sustained material decline in prices from historical average prices could limit Vermilion's borrowing base, therefore reducing the bank credit available to Vermilion, and could require that a portion of any existing bank debt of Vermilion be repaid.

In addition to establishing markets for its oil and natural gas, Vermilion must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Vermilion will be affected by numerous factors beyond its control. Vermilion will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Vermilion. The ability of Vermilion to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Vermilion will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Vermilion has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Vermilion anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Vermilion's revenues or reserves decline, Vermilion may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Vermilion. Moreover, future activities may require Vermilion to alter its capitalization significantly. The inability of Vermilion to access sufficient capital for its operations could have a material adverse effect on Vermilion's financial condition, results of operations or prospects.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Vermilion's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Vermilion.

Certain of Vermilion's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Vermilion's ability to sell or supply oil or gas to these customers in the future. Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint

operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Vermilion to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Vermilion's financial condition, results of operations or prospects.

Kyoto Protocol

Canada, France, Argentina and Trinidad and Tobago are all signatories to the United Nations Framework Convention on Climate Change and each have ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which include Canada and France, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Vermilion's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Vermilion to legislation in Canada and France regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from Vermilion's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Vermilion.

Argentina and Trinidad and Tobago, as Non-Annex B parties to the Kyoto Protocol, are not required under the Kyoto Protocol to set legally binding targets to reduce greenhouse gas emissions.

Reserve Replacement

Vermilion's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Vermilion successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Vermilion may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Vermilion's reserves will depend not only on Vermilion's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Vermilion's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Vermilion is not the operator of its oil and gas properties, Vermilion will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Vermilion will be largely dependent upon the performance of its management and key employees. Vermilion does not have any key man insurance policies, and therefore there is

a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Vermilion.

Corporate Matters

To date, Vermilion has not paid any dividends on its outstanding Common Shares and does not anticipate the payment of any dividends on its Common Shares for the foreseeable future. Certain of the directors and officers of Vermilion are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Vermilion and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the ABCA.

Permits and Licenses

The operations of Vermilion may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Additional Funding Requirements

Vermilion's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Vermilion may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Vermilion to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Vermilion's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Vermilion's ability to expend the necessary capital to replace its reserves or to maintain its production. If Vermilion's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Vermilion.

Issuance of Debt

From time to time Vermilion may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Vermilion's debt levels above industry standards. Neither Vermilion's articles nor its by-laws limit the amount of indebtedness that Vermilion may incur. The level of Vermilion's indebtedness from time to time could impair Vermilion's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

France and Trinidad

The Corporation operates in France and Trinidad where there are a number of associated risks over which the Corporation has no control and there are no assurances that the economic and political condition in France will continue as they are at the present time. These risks include hyperinflation and non-convertibility; currency instability; potential and actual civil disturbances or war; business interruption through labour unrest and possible labour strikes; restriction of movements of funds outside of France and Trinidad, changes of laws affecting foreign ownership; government participation; crude oil and natural gas price regulation; taxation volatility with respect to corporate income taxes, royalty rates and import and export tariffs; potential expropriation of property without fair compensation and possible interruption or blockage of oil exports. There can be no assurance that the Corporation will be able to negotiate the formation of additional joint ventures, companies or other commercial arrangements on terms favourable to the Corporation. In addition, there can be no assurance that the existing joint ventures and companies will not be adversely affected by actions of governmental authorities. These joint ventures and companies were founded pursuant to, and their operations are governed by, a number of complex legal and contractual relationships and the effectiveness of enforcement of such contracts and relationships with parties in these jurisdictions is not known and cannot be assured. In particular, Trinidad presents a significant political and economic risk in terms of stability, political and economic uncertainty, terrorism and civil unrest.

Vermilion's operations are affected by the exchange rate between the Canadian dollar, the U.S. dollar and the Euro Dollar. The Corporation paid for the France Assets in Euros and all ongoing costs of operations in France will be denominated in francs. Revenues from all operations will be U.S. dollar denominated (Canada – West Texas Intermediate; France – Brent). The Corporation plans to reinvest a portion of the cash flow generated in France into development capital and future acquisitions, thereby partially reducing the exposure to the Euro. Further, the Corporation is currently evaluating forward sale contracts for U.S. dollars or Euros and has incorporated a foreign exchange strategy into its corporate planning and budgeting.

Oil and gas operations have inherent environmental risks which are controlled through extensive government regulations both in Canada and France. The France Assets include 68 wells on 26 concrete or steel platforms which are situated over a fresh water (inland) lake. The Corporation must manage additional environmental risk of any leakage into the lake causing further production interruptions or compensation to any third parties as a result of any damage. The Corporation will mitigate these risks through prudent production practices, including emergency response plans and strict maintenance and problem detection procedures, compliance with regulatory guidelines, and adequate pollution liability insurance.

EXPERTS

Certain legal matters in connection with the Plan of Arrangement will be passed upon on behalf of Vermilion by Macleod Dixon LLP. As of the date hereof, partners and associates of Macleod Dixon LLP hold less than 1 % of the outstanding Common Shares of Vermilion. Certain information relating to Vermilion's reserves has been prepared by GLJ. The members of GLJ hold less than 1% of the outstanding Common Shares of Vermilion.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Vermilion are Deloitte & Touche LLP, 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P OS7.

Computershare Trust Company of Canada, at its principal offices in Calgary, is the registrar and transfer agent for the Common Shares.

APPENDIX L
EXPLORECO STOCK OPTION PLAN

CLEAR ENERGY INC.
Stock Option Plan

The Board of Directors of Clear Energy Inc. (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries.

The terms and conditions of the Plan for issuance of Stock Options are as follows:

1. Purposes

The principal purposes of the Plan are:

(a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b) to promote a proprietary interest in the Corporation and its subsidiaries;

(c) to provide an incentive element in compensation; and

(d) to promote the profitability of the Corporation and its subsidiaries.

2. Reservation of Shares

Subject to Section 12 of the Plan, the number of common shares of the Corporation ("Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 2,500,000 Common Shares of the Corporation. Unless otherwise approved by the Toronto Stock Exchange and the shareholders of the Corporation, the number of Common Shares reserved for issuance upon the exercise of Stock Options shall not at any time exceed 10% of the aggregate number of issued and outstanding Common Shares of the Corporation ("Total Common Shares").

3. Eligibility

Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees"):

(a) who are employees (full-time or part-time), officers or directors of the Corporation or its subsidiaries, or who are providing services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries, and

(b) who the Board of Directors of the Corporation determines should receive Stock Options.

Stock Options may also be granted to corporations which are controlled by an Eligible Optionee. Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.

4. Granting of Stock Options

The Board of Directors of the Corporation may from time to time grant Stock Options to Eligible Optionees. At the time a Stock Option is granted, the Board of Directors shall determine the number of Common Shares of the Corporation purchasable under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option. An Eligible Optionee may hold more than one Stock Option at any time; however, no one Eligible Optionee can receive Stock Options entitling the Eligible Optionee to purchase more than 5% of the outstanding Common Shares of the

Corporation, calculated on an undiluted basis. Any Stock Options granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Stock Options held by an Eligible Optionee.

5. Exercise Price

The exercise price of each Stock Option shall be determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price" or such discount from the Market Price as may be permitted by the Toronto Stock Exchange. "Market Price" shall mean the closing price of the Common Shares on the Toronto Stock Exchange on the day immediately prior to the date the Stock Option is granted or, if there are no trades of Common Shares of the Corporation on the Toronto Stock Exchange on such day, the average of the bid price and ask price of the Common Shares on the day immediately prior to the date the Stock Option is granted; provided that in the event the Common Shares are not listed on the Toronto Stock Exchange but are listed on another stock exchange or stock exchanges, the foregoing references to the Toronto Stock Exchange shall be deemed to be references to such other stock exchange, or if more than one, to such one as shall be designated by the Board of Directors of the Corporation and to the extent that the Common Shares of the Corporation are not listed on any exchange, the Market Price shall be such price as is determined by the Board of Directors, in good faith.

6. Term and Exercise Periods

All Stock Options shall be for a term and exercisable from time to time as determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Stock Options, provided that no Stock Option shall have a term exceeding ten years, and by way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board of Directors may determine:

(a) that a Stock Option is exercisable only during the term of employment of the Eligible Optionee receiving it or during such term and for a limited period of time after termination of employment;

(b) that a Stock Option can be exercisable for a period of time or for its remaining term after the death, disability or incapacity of an Eligible Optionee;

(c) that only a portion of a Stock Option is exercisable in a specified period;

(d) that the unexercised portion of a Stock Option is "cumulative" so that any portion of a Stock Option exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the Stock Option terminates; or

(e) that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person;

and other appropriate terms in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Common Shares of the Corporation, or if any change of control of the Corporation occurs, subject to the provisions of Section 11 with respect to Unsolicited Offers (as hereinafter defined).

7. Non-Assignability

Stock Options shall not be assignable or transferable by the Eligible Optionees, except for a limited right of assignment to allow the exercise of Stock Options by an Eligible Optionee's legal representative in the event of death or incapacity, subject to the terms upon which the Stock Option is granted.

8. Payment of Exercise Price

Except as provided in Section 9, all Common Shares issued pursuant to the exercise of a Stock Option shall

be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the shares. All Common Shares of the Corporation issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9. Surrender of Stock Options in Lieu of Exercise

Where the Common Shares are listed and posted for trading on the Toronto Stock Exchange, the Board of Directors may from time to time in its sole discretion, permit Stock Options to be surrendered, unexercised to the Corporation in consideration of the receipt by the holder of such Stock Options of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the shares (based on the Market Price (as hereinafter defined) of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the Surrender Date as herein defined) able to be purchased pursuant to the vested and exercisable portion of such Stock Options on the date of surrender (the "Surrender Date"), over the aggregate Exercise Price for those Common Shares pursuant to those Stock Options. The Settlement Amount is payable in cash, Common Shares or a combination thereof, as the Board of Directors may from time to time in its discretion determine. The Corporation will withhold from the Settlement Amount such amounts as may be required to be withheld according to law. For greater certainty, those Common Shares underlying the unexercised Stock Options that are the subject of retirement in consideration for a Settlement Amount, are deemed to be included in the definition of Total Common Shares for which Stock Options may be granted under the Plan.

10. Non-Exercise

If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Stock Options, however, at no time shall there be outstanding Stock Options exceeding in the aggregate the number of Common Shares of the Corporation reserved for issuance pursuant to Stock Options under this Plan.

11. Change of Control

Notwithstanding the terms of this Plan, where an Unsolicited Offer for the Common Shares is made, all unexercised and unvested outstanding Stock Options granted under the Plan shall vest and become immediately exercisable in respect of any and all Common Shares for which the holder of Stock Options has not exercised the Stock Options (notwithstanding that an agreement relating to the grant of Stock Options states that those Stock Options are exercisable only during a later period or year)

For the purposes hereof, an "Unsolicited Offer" means an Offer in respect of which neither the Board of Directors of the Corporation nor management of the Corporation solicited, sought out, or otherwise arranged for the offeror party to make such Offer. For the purposes hereof, "Offer" means an offer made generally to the holders of Common Shares in one or more jurisdictions to acquire, directly or indirectly, the Common Shares and which is in the nature of a "takeover bid" as defined in the *Securities Act* (Alberta) and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the *Securities Act* (Alberta). Any Stock Option remaining unexercised following the earlier of the withdrawal of such Unsolicited Offer and the expiry of such Unsolicited Offer in accordance with its terms again becomes subject to the original terms of the agreement relating to the grant of Stock Options as if the Unsolicited Offer had not been made.

12. Adjustment in Certain Circumstances

In the event:

(a) of any change in the Common Shares of the Corporation through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) of any stock dividend to holders of Common Shares of the Corporation (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c) that any rights are granted to holders of Common Shares to purchase Common Shares of the Corporation at prices substantially below fair market value; or

(d) that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares of the Corporation are converted into or exchangeable for any other shares;

then in any such case the Board of Directors of the Corporation may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board of Directors of the Corporation may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

13. Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

14. Compliance with Laws

The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify The Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Stock Options.

15. Form of Stock Option Agreement

All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the Toronto Stock Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

16. Amendments and Termination of Plan

The Corporation shall retain the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board of Directors of the Corporation. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Corporation's shares are listed. Amendments and termination shall take effect only with respect to Stock Options issued thereafter, provided that they may apply to any Stock Options previously issued with the mutual consent of the Corporation and the Eligible Optionees holding such Stock Options.

17. Delegation of Administration of the Plan

Subject to the *Business Corporations Act* (Alberta) or any other legislation governing the Corporation, the Board of Directors may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

18. Applicable Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

19. Stock Exchange

To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to this Plan is subject to approval of the Plan by the Toronto Stock Exchange or other stock exchange upon

which the Corporation's Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

APPENDIX M
TRUST UNIT RIGHTS INCENTIVE PLAN

VERMILION ENERGY TRUST
Trust Unit Rights Incentive Plan

The Board of Directors of Vermilion Resources Ltd. (the "Corporation") wishes to establish a trust unit rights incentive plan (the "Plan") for Vermilion Energy Trust (the "Trust") governing the issuance of rights (the "Rights") to acquire trust units ("Trust Units") of the Trust to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries.

The terms and conditions of the Plan for issuance of Rights are as follows:

1. **Purposes**

The principal purposes of the Plan are:

(a) to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b) to promote a proprietary interest in the Trust and its subsidiaries;

(c) to provide an incentive element in compensation; and

(d) to promote the profitability of the Trust and its subsidiaries.

2. **Reservation of Trust Units**

Subject to Section 13 of the Plan, the number of Trust Units of the Trust reserved from time to time for issuance to Service Providers (as hereinafter defined) pursuant to Rights under the Plan shall not exceed 6,000,000 Trust Units of the Trust. Unless otherwise approved by the Toronto Stock Exchange and the unitholders of the Trust, the number of Trust Units reserved for issuance upon the exercise of Rights shall not at any time exceed 10% of the aggregate number of issued and outstanding Trust Units of the Trust.

3. **Eligibility**

Rights shall be granted only to persons, firms or corporations ("Service Providers"):

(a) who are employees (full-time or part-time), officers or directors of the Corporation or its subsidiaries, or who are providing services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries, and

(b) who the Board of Directors of the Corporation determines should receive Rights.

Rights may also be granted to corporations which are controlled by a Service Provider. Unless the context otherwise requires, the term Service Provider as used herein, shall include any such corporation.

4. **Granting of Rights**

The Board of Directors of the Corporation may from time to time grant Rights to Service Providers. At the time a Right is granted, the Board of Directors shall determine the number of Trust Units of the Trust purchasable under the Right, the date when the Right is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Right. A Service Provider may hold more than one Right at any time; however, no one Service Provider can receive Rights entitling the Service Provider to purchase more than 5% of the outstanding

Trust Units of the Corporation, calculated on an undiluted basis. Any Rights granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Rights held by a Service Provider.

5. **Exercise Price**

(a) The exercise price of each Right (the "Grant Price") shall be determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Right, provided that the exercise price shall not be lower than the "Market Price" or such discount from the Market Price as may be permitted by the Toronto Stock Exchange. "Market Price" shall mean the closing price of the Trust Units on the Toronto Stock Exchange on the day immediately prior to the date the Right is granted or, if there are no trades of Trust Units of the Trust on the Toronto Stock Exchange on such day, the average of the bid price and ask price of the Trust Units on the day immediately prior to the date the Right is granted; provided that in the event the Trust Units are not listed on the Toronto Stock Exchange but are listed on another stock exchange or stock exchanges, the foregoing references to the Toronto Stock Exchange shall be deemed to be references to such other stock exchange, or if more than one, to such one as shall be designated by the Board of Directors of the Corporation and to the extent that the Trust Units of the Trust are not listed on any exchange, the Market Price shall be such price as is determined by the Board of Directors, in good faith.

(b) At the election of a holder of Rights, the exercise price per Right granted hereunder may be reduced from time to time by deducting from the Grant Price the aggregate of all distributions, on a per Trust Unit basis, made by the Trust after the date of grant which represent a return of more than 0.833% of the Trust's recorded cost of capital assets less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test has been met, then the entire amount of the distribution maybe deducted from the Grant Price. For greater certainty, where the date of grant falls other than on the first day of a calendar month, the per Trust Unit amount of the distribution deducted from the Grant Price for that calendar month shall be pro-rated from the date of grant to the end of such calendar month.

6. **Exercise of Rights**

Rights granted hereunder shall be exercisable by a holder of Rights by delivering written notice to the Trust specifying the number of Rights being exercised, accompanied by payment in full of the Exercise Price for the number of Rights for which such exercise is made. The calculation of the Exercise Price shall be ratified and confirmed by the Chief Financial Officer of the Corporation or such other officer of the Corporation as may be determined by the Board of Directors. (In the event of the exercise of Rights by the Chief Financial Officer or such other officer as may have been determined by the Board of Directors, the calculation of the Exercise Price shall be ratified and confirmed by the Chief Executive Officer). Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Trust shall cause to be issued, and deliver to such holder of Rights, a certificate representing the Trust Units for which such Rights have been exercised.

7. **Term and Exercise Periods**

All Rights shall be for a term and exercisable from time to time as determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Rights, provided that no Right shall have a term exceeding ten years, and by way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board of Directors may determine:

(a) that a Right is exercisable only during the term of employment of the Service Provider receiving it or during such term and for a limited period of time after termination of employment;

(b) that a Right can be exercisable for a period of time or for its remaining term after the death, disability or incapacity of an Service Provider;

(c) that only a portion of a Right is exercisable in a specified period;

(d) that the unexercised portion of a Right is "cumulative" so that any portion of a Right exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the Right terminates; or

(e) that a Right may provide for early exercise and/or termination or other adjustment in the event of a death of a person;

and other appropriate terms in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Trust Units of the Trust, or if any change of control of the Corporation occurs, subject to the provisions of Section 12 with respect to Unsolicited Offers (as hereinafter defined).

8. Non-Assignability

Rights shall not be assignable or transferable by the Service Providers, except for a limited right of assignment to allow the exercise of Rights by an Service Provider's legal representative in the event of death or incapacity, subject to the terms upon which the Right is granted.

9. Payment of Exercise Price

Except as provided in Section 10, all Trust Units issued pursuant to the exercise of a Right shall be paid for in full in Canadian funds at the time of exercise of the Right and prior to the issue of the shares. All Trust Units of the Trust issued in accordance with the foregoing shall be issued as fully paid and non-assessable Trust Units.

10. Surrender of Rights in Lieu of Exercise

Where the Trust Units are listed and posted for trading on the Toronto Stock Exchange, the Board of Directors may from time to time in its sole discretion, permit Rights to be surrendered, unexercised in consideration of the receipt by the holder of such Rights of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the shares (based on the Market Price of the Trust Units on the Toronto Stock Exchange on the trading day immediately preceding the Surrender Date as herein defined) able to be purchased pursuant to the vested and exercisable portion of such Rights on the date of surrender (the "Surrender Date"), over the aggregate Exercise Price for those Trust Units pursuant to those Rights. The Settlement Amount is payable in cash, Trust Units or a combination thereof, as the Board of Directors may from time to time in its discretion determine. The Corporation will withhold from the Settlement Amount such amounts as may be required to be withheld according to law. For greater certainty, those Trust Units underlying the unexercised Rights that are the subject of retirement in consideration for a Settlement Amount, are deemed to be included in the definition of Total Trust Units for which Rights may be granted under the Plan.

11. Non-Exercise

If any Right granted pursuant to the Plan is not exercised for any reason whatsoever, the Trust Units reserved and authorized for issuance pursuant to such Right shall revert to the Plan and shall be available for other Rights, however, at no time shall there be outstanding Rights exceeding in the aggregate the number of Trust Units of the Trust reserved for issuance pursuant to Rights under this Plan.

12. Change of Control

Notwithstanding the terms of this Plan, where an Unsolicited Offer for the Trust Units is made, all unexercised and unvested outstanding Rights granted under the Plan shall vest and become immediately exercisable in respect of any and all Trust Units for which the holder of Rights has not exercised the Rights (notwithstanding that an agreement relating to the grant of Rights states that those Rights are exercisable only during a later period or year).

APPENDIX N
AMALGAMATIONCO EMPLOYEE BONUS PLAN

EMPLOYEE BONUS PLAN

1. Purpose of the Bonus Plan

The holders of trust units of Vermilion Energy Trust (the "Trust") and the Board of Directors of Vermilion Resources Ltd. (the "Corporation") have approved this employee bonus plan (the "Bonus Plan") to advance the interests of the Trust and the Managed Entities, as defined below, by providing for bonuses for employees of the Corporation and the Managed Entities who are selected to participate in the Bonus Plan in the manner hereinafter provided, so as to attract and retain employees, make their compensation competitive with other opportunities and provide them with an incentive to strive to achieve the Trust's and the Managed Entities financial and other business objectives and align their interests with the unitholders' interests.

2. Definitions

In this Bonus Plan the following terms shall have the following meanings:

"**Annual Bonus Amount**" shall be an amount up to, but not exceeding, 2.0% per year of Net Operating Income calculated as at the end of each, calendar year commencing on **[the Effective Date]**;

"**ARTC**" means Alberta Royalty Tax Credit;

"**Aventura**" means Aventura Energy Inc. and its subsidiaries;

"**Board**" means the board of directors of the Corporation or any committee thereof;

"**Bonus Plan**" means the Vermilion Resources Ltd. - Employee Bonus Plan, as amended from time to time;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in the Province of Alberta;

"**Change of Control**" shall mean the occurrence of any of:

(a) the purchase or acquisition of Trust Units of the Trust and/or securities convertible into Trust Units of the Trust or carrying the right to acquire Trust Units of the Trust ("Convertible Securities") as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the *Business Corporations Act* (Alberta) with any such person, group of persons or any of such persons acting jointly or in concert (collectively the "Holders") beneficially own or exercise control or direction over Trust Units and/or Convertible Securities of the Trust such that, assuming only the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than fifty percent (50%) of the votes attached to all Trust Units of the Trust;

(b) approval by the unitholders of the Trust of:

(i) an amalgamation arrangement merger or other consolidation or combination of the Trust with another trust, corporation or other entity pursuant to which the unitholders of the Trust immediately thereafter do not own securities of the successor or continuing trust, corporation or other entity which would entitle them to cast more than fifty (50%) percent of the votes attaching to all of the trust units or shares in the capital of the successor or continuing trust, corporation or other entity which may be cast to elect directors of that trust, corporation or other entity to manage the trust;

(ii) a liquidation, dissolution or winding-up of the Trust or the Corporation; or

(iii) the sale, lease or other disposition of all or substantially all of the assets of the Trust or the Corporation;

"**Corporation**" means Vermilion Resources Ltd.;

"**Managed Entity**" means any corporation, trust or other entity directly or indirectly owned or controlled by the Trust or the Corporation, and includes, without limitation, each of the Trust and the Corporation, but excludes Aventura Energy Inc.

"**Monthly Bonus Amount**" shall be an amount equal to 2.0% per month of Net Operating Income calculated as at the end of each calendar month, for each calendar month (or portion thereof) commencing on **[the Effective Date]**;

"**Net Operating Income**" means in, respect of any period for which Net Operating Income is calculated (a) the amount received or receivable or deemed to be received by any Managed Entity (without duplication) in respect of the sale of its interest in all Petroleum Substances collected from the Properties and any facility or other revenues, including any dividends or other funds paid to a Managed Entity by Aventura, accrued in such period other than the proceeds of the sale of the Properties including ARTC; less: (b) expenditures paid or payable by or on behalf of any Managed Entity (without duplication) in respect of operating the Properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, Crown royalties and other Crown charges;

"**Participant**" means any person who is an employee of the Corporation or a Managed Entity and is selected by the Board to participate in a particular benefit under the Bonus Plan in accordance with Section 5 or 11, as the case may be;

"**person**" means an individual, corporation, partnership, trustee or any unincorporated organization;

"**Petroleum Substances**" means petroleum, natural gas and all related hydrocarbons including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"**Properties**" means the working interests, royalty interests, net profit interests, income or other interests or rights of any Managed Entity relating to any petroleum and natural gas rights, tangibles or miscellaneous interests, including those which may be acquired by any Managed Entity from time to time;

"**Trust**" means the Trust, the open-end investment trust formed pursuant to the Trust Indenture, and designated therein "Vermilion Energy Trust", or such other name as the Trust may be designated or constituted from time to time;

"**Trust Indenture**" means the Trust Indenture dated as of December 16, 2002 between Vermilion Resources Ltd. and the Trustee, as amended from time to time;

"**Trust Units**" means the trust units of the Trust issued in accordance with the Trust Indenture; and

"**Trustee**" means Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, or its successor or successors for the time being as Trustee under the Trust Indenture.

3. Administration

The Bonus Plan shall be administered by the Board. The Board shall be entitled to the full benefits of the indemnification provisions set forth in the Trust Indenture and the by-laws of the Corporation.

4. Eligibility

Participants for a particular benefit under the Bonus Plan may be selected by the Board from time to time from among the employees of the Corporation and any Managed Entity. A Participant whose employment is terminated shall not be entitled to the payment of a bonus under the Bonus Plan, except as the Board may determine in its sole

discretion. Notwithstanding the foregoing, the Board, in its sole discretion, may continue the participation in the Bonus Plan of an employee whose employment terminates due to disability, death or other circumstances of cessation of employment as determined appropriate by the Board.

5. Bonuses

On an annual basis, the Board will assess the performance of the Corporation and its employees and designate Participants in the Bonus Plan. The Board may then allocate to a Participant a bonus in such amount as the Board determines appropriate in its sole discretion. In no event shall the Board grant bonuses under the Bonus Plan which exceed the Annual Bonus Amount.

6. Payment

(a) Subject to subsections 6(b) and (d), payment of bonuses shall be made as soon as is reasonably practicable after the end of each calendar year following determination by the Board of the bonus amount payable to a Participant. Payment of bonuses may be made in cash, in Trust Units or in cash and Trust Units as the Board may determine in its sole discretion.

(b) An aggregate of 2,000,000 Trust Units shall be reserved pursuant to the Bonus Plan for issuance from treasury by the Trust. The Board may, subject to approval of the Toronto Stock Exchange or such other exchange on which the Trust Units are listed and all other necessary regulatory approvals, increase the maximum number of Trust Units issuable pursuant to the Bonus Plan.

(c) For the purpose of calculating the number of Trust Units issuable under any bonus payment, such Trust Units shall be priced at the closing price of such Trust Units as quoted by the Toronto Stock Exchange or, if the Trust Units are not listed on the Toronto Stock Exchange, such other stock exchange as the Trust Units are listed, on the trading day immediately preceding the grant by the Board of a bonus under the Bonus Plan. In the event that the Trust Units are not listed, the Trust Units shall be issued at the fair market value of the Trust Units as determined by the Board.

(d) In the event that the Trust is unable to issue Trust Units pursuant to this Bonus Plan for any reason whatsoever the bonuses payable in accordance with Sections 5 or 11, shall be paid in cash.

7. Withholding for Taxes

Notwithstanding any other provisions of this Bonus Plan, the Corporation may withhold from any payment made by it under the Bonus Plan such amount or amounts as may be required for purposes of complying with the tax withholding or other provisions of the *Income Tax Act* (Canada) or any other federal or provincial tax or other legislation.

8. No Employment Rights

Nothing contained in the Bonus Plan shall confer upon any Participant any right to be continued in the employ of the Corporation or any of its subsidiaries or interfere in any way with the right of the Corporation or any of its subsidiaries to terminate a Participant's employment at any time.

9. Board of Director Determination Final

Each determination provided for in the Bonus Plan shall be made by the Board under such procedures as may from time to time be prescribed by the Board and shall be made in the sole discretion of the Board. All such determination shall be conclusive on all parties.

10. Amendment

The Board may amend the Bonus Plan from time to time.

11. Change of Control

In the event of a Change of Control, the Corporation shall terminate the Bonus Plan and pay to each Participant a final bonus, in such amount as the Board determines appropriate immediately prior to the Change of Control, out of the Monthly Bonus Amount accumulated for the current calendar year at the time of the Change of Control.

12. Successors

The Bonus Plan is binding on and will inure to the benefit of any successor to the Corporation.

13. Term

The Bonus Plan shall terminate on December 31, 2007, unless extended by the Board, subject to approval of the Toronto Stock Exchange or such other exchange on which the Trust Units are listed and all other necessary regulatory approvals.

14. Governing Law

The Bonus Plan shall be construed in accordance with the laws of the Province of Alberta.

APPENDIX O
SECTION 191 OF THE ABCA

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under Section 184 or 187,

(d) be continued under the laws of another jurisdiction under Section 189, or

(e) sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) and (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after he learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all Dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution;

(c) and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholders that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

VERMILION RESOURCES LTD.

PROXY
FOR HOLDERS OF COMMON SHARES

THIS PROXY IS SOLICITED BY
THE MANAGEMENT OF VERMILION RESOURCES LTD.
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD ON JANUARY 15, 2003.

The undersigned shareholder of Vermilion Resources Ltd. (the "Corporation") hereby appoints Jeffrey Boyce of Calgary, Alberta, or failing him, Steve Bjornson of Calgary, Alberta, with full power of substitution, or instead of either of them, ____________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the common shares of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the "Meeting") to be held on January 15, 2003, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **A shareholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the common shares represented by this proxy as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is attached as Appendix A to the information circular dated December 17, 2002 (the "Information Circular"), to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular.

2. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set forth at page 55 of the Information Circular, to authorize the sale by private placement, after completion of the Arrangement, of up to 1,176,471 units of Clear Energy Inc. at a price of $1.70 per unit, each unit consisting of one common share of Exploreco and three performance incentive rights of Exploreco, all as more particularly described in the Information Circular.

3. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set forth at page 56 of the Information Circular, to approve a stock option plan for Clear Energy Inc., all as more particularly described in the Information Circular.

4. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set forth at page 57 of the Information Circular, to approve future issuances by Clear Energy Inc. of up to 19,000,000 common shares of Clear Energy Inc. by private placement during the 12 month period commencing on the date the resolution is adopted, all as more particularly described in the Information Circular.

5. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set forth at page 58 of the Information Circular, to approve a trust unit rights incentive plan for Vermilion Energy Trust, all as more particularly described in the Information Circular.

6. To vote **FOR** ☐ or **AGAINST** ☐ the ordinary resolution, the full text of which is set forth at page 59 of the Information Circular, to approve an employee bonus plan for Vermilion Resources Ltd., all as more particularly described in the Information Circular.

7. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular, and on all other matters that may properly be brought before the Meeting, or any adjournment thereof.

The common shares represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the common shares represented by this proxy will be voted "FOR" each of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular.

Dated ___________________, ______

____

Signature

____

Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED "ATTN: PROXY DEPARTMENT".

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or attorney of such person authorized in writing or, if the holder of common shares is a corporation, in its corporate name under its corporate seal by an officer or attorney thereof duly authorized and must be forwarded in the enclosed postage prepaid self-addressed envelope or otherwise delivered to Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8. A form of proxy must be received by Computershare Trust Company of Canada at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2. The signature of the holder of common shares should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares is a corporation, its corporate seal must be affixed and this proxy must be signed by an officer or attorney thereof duly authorized.

VERMILION RESOURCES LTD.

PROXY
FOR HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES

THIS PROXY IS SOLICITED BY
THE MANAGEMENT OF VERMILION RESOURCES LTD.
FOR THE SPECIAL MEETING OF SHAREHOLDERS AND OPTIONHOLDERS
TO BE HELD ON JANUARY 15, 2003.

The undersigned optionholder of Vermilion Resources Ltd. (the "Corporation") hereby appoints Jeffrey Boyce of Calgary, Alberta, or failing him, Steve Bjornson of Calgary, Alberta, with full power of substitution, or instead of either of them, ______________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the options of the Corporation which the undersigned may be entitled to vote at the special meeting of shareholders and optionholders of the Corporation (the "Meeting") to be held on January 15, 2003, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. **An optionholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy.** This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the options represented by this proxy as follows:

1. To vote **FOR** ☐ or **AGAINST** ☐ the special resolution, the full text of which is attached as Appendix A to the information circular dated December 17, 2002, to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.

2. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

The options represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the options represented by this proxy will be voted "FOR" Item 1 above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included within the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Information Circular.

Dated ____________________, ________

____
Signature

____
Name (please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED "ATTN: PROXY DEPARTMENT".

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of options or attorney of such person authorized in writing and must be forwarded in the enclosed postage prepaid self-addressed envelope or otherwise delivered to Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8. A form of proxy must be received by Computershare Trust Company of Canada at least 24 hours (excluding Saturday, Sunday and holidays) preceding the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Information Circular.

2. The signature of the holder of options should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING VERMILION RESOURCES LTD., CLEAR ENERGY INC., VERMILION ACQUISITION LTD. AND VERMILION ENERGY TRUST

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR HOLDERS OF COMMON SHARES of VERMILION RESOURCES LTD.

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: **VERMILION RESOURCES LTD.**

AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY**

This letter of Transmittal and Election Form (the "Letter of Transmittal and Election Form") is for use by holders of common shares ("Common Shares") of Vermilion Resources Ltd. (the "Corporation") in connection with the proposed arrangement ("Arrangement") involving the Corporation, Clear Energy Inc., Vermilion Acquisition Ltd. and Vermilion Energy Trust pursuant to an Arrangement Agreement dated as of December 16, 2002, the full text of which is set out in the Information Circular ("Information Circular") of the Corporation dated December 17, 2002. Capitalized terms used but not defined in this Letter of Transmittal and Election Form shall have the meanings given to them in the Information Circular.

ELECTION

Pursuant to the Arrangement, the undersigned holder of Common Shares hereby elects to receive on completion of the Arrangement in addition to one Common Share of Clear Energy Inc. ("Exploreco") (an "Exploreco Share") for each three Common Shares of the Corporation **(please check one of the following options)**:

☐ Option A - One trust unit ("Trust Unit") of Vermilion Energy Trust for each Common Share held by the undersigned (the "Trust Unit Consideration"); OR

☐ Option B - One exchangeable share ("Exchangeable Share") of Vermilion Acquisition Ltd. for each Common Share held by the undersigned (the "Exchangeable Share Consideration"); OR

☐ Option C - ______________ Trust Units and ______________ Exchangeable Shares (the "Mixed Consideration"). (The aggregate number of Trust Units and Exchangeable Shares must equal the number of Common Shares held by the undersigned.)

If you select Option B or Option C you MUST complete Box C of this Letter of Transmittal and Election Form.

Where no election is made or where the election is not properly made, the depositing holder of Common Shares will be deemed to have elected to receive, on completion of the Arrangement, the Trust Unit Consideration (Option A) for all of such holder's Common Shares. The election may have material income tax consequences and, as a result, holders of Common Shares are urged to consult their respective tax advisors regarding the tax consequences of such election.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement is 6,000,000. If holders of Common Shares elect to receive an aggregate number of Exchangeable Shares exceeding 6,000,000, such holders will receive, on completion of the Arrangement, a reduced pro-rata number of Exchangeable Shares and the balance in Trust Units.

A holder of Common Shares who: (a) disposes of the Common Shares pursuant to the Arrangement, (b) receives Exchangeable Shares, (c) is not a Non-Resident and (d) is not exempt from tax under Part I of the Tax Act, may obtain a full or partial tax deferral by entering into a joint tax election under Section 85 of the Income Tax Act (the "Tax Election") with Vermilion Acquisition Ltd. and filing such election with Canada Customs and Revenue Agency (and, where applicable, a provincial tax authority). Compliance with the requirements to ensure the validity of the Tax Election on a timely basis will be the sole responsibility of the holder of Common Shares making the election, and Vermilion Acquisition Ltd. assumes no liability for the failure to execute and file a valid election or the late filing of any election. The procedure and forms required to complete the Tax Election are technical in nature and, as a result, holders of Common Shares are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the Tax Election which are appropriate to their circumstances. Further information on making the Tax Election is contained in the Information Circular under the section entitled "Canadian Federal Income Tax Considerations".

The undersigned delivers to you the enclosed certificate(s) representing Common Shares of the Corporation to be exchanged for certificate(s) representing Exploreco Shares and Trust Units and/or Exchangeable Shares pursuant to and in accordance with the Plan of Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name in which Common Shares are Registered**	**Number of Common Shares**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my Common Share certificates have been lost, stolen or destroyed. (Check box if applicable)

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Common Shares and has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the certificate(s) described above, together with any other certificates submitted with a separate Letter of Transmittal and Election Form as required by the attached instructions, represents all of the Common Shares owned by the undersigned;

3. acknowledges receipt of the Information Circular dated December 17, 2002;

4. has full power and authority to make the above election and unless the undersigned shall have revoked this election by notice in writing given to the Depositary not later than **4:30 p.m. (local time) on January 14, 2003**, unless the Meeting is adjourned (see "Election Deadline", as defined in Instruction 1), the undersigned will not, prior to such time, transfer or permit to be transferred any of such Common Shares;

5. directs the Depositary to issue or cause to be issued the Exploreco Shares, Trust Units and/or Exchangeable Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the Exploreco Shares, Trust Units and/or Exchangeable Shares to the address, or hold the same for pickup, as indicated in the Letter of Transmittal and Election Form;

2

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for certificates representing Exploreco Shares, Trust Units and/or Exchangeable Shares; and

7. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under Special Payment Instructions or Special Delivery Instructions on the following page (in which case payment or delivery should be made in accordance with those instructions), the certificates for Exploreco Shares, the Trust Units and/or the Exchangeable Shares, as the case may be (and cheque, if applicable), should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on the Corporation's share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or the Corporation terminates its obligations thereunder pursuant to its terms, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Common Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 5 of the instructions):

Dated: ______________________, ______

____
Authorized Signature

____
Signature of Shareholder or Authorized Representative (see items 5 and 7 of the instructions)

____
Name of Guarantor (please print or type)

____
Address of Shareholder

____

____
Address of Guarantor (please print or type)

____
Telephone Number of Shareholder

____
Facsimile Number of Shareholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

BOX A
SPECIAL PAYMENT INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificates for Exploreco Shares, Trust Units and/or Exchangeable Shares are NOT to be issued in the name of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificates for Exploreco Shares, Trust Units and/or Exchangeable Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of ______________________________
(please print)

Address: ______________________________

____

____
(include postal or zip code)

BOX C

The undersigned certifies that the undersigned:

☐ is not a Non-Resident; and

☐ is not exempt from tax under Part I of the Tax Act.

Any shareholder failing to check both of the above boxes will be deemed to have elected to receive pursuant to the Arrangement the Exploreco Shares and the Trust Unit Consideration (Option A).

BOX D

☐ Check here if the certificates for Exploreco Shares, Trust Units and/or Exchangeable Shares are to be for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

BOX E

☐ Check here if you have elected to receive the Exchangeable Share Consideration or the Mixed Consideration and intend to make a joint tax election with Vermilion Acquisition Ltd. under Section 85 of the Income Tax Act with respect to the disposition of your Common Shares to Vermilion Acquisition Ltd. Further information on making the Tax Election is contained in the Information Circular under the section entitled "Canadian Federal Income Tax Considerations".

INSTRUCTIONS

1. **Election.**

To receive the Exchangeable Share Consideration or the Mixed Consideration on completion of the Arrangement, holders of Common Shares must deposit with the Depositary (at one of the addresses specified on the last page hereof) on or before 4:30 p.m. (local time) on January 14, 2003, or if the Meeting is adjourned, such time on the Business Day immediately prior to the date of that adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating the election to receive the Exchangeable Share Consideration or the Mixed Consideration for their Common Shares together with the certificates representing those Common Shares.

Holders of Common Shares who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before the Election Deadline and otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and these instructions in respect of an election to receive the Exchangeable Share Consideration or the Mixed Consideration, will be deemed to have elected to receive on completion of the Arrangement the Trust Unit Consideration for their Common Shares.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement is 6,000,000. If holders of Common Shares elect to receive an aggregate number of Exchangeable Shares exceeding 6,000,000, such holders will receive, on completion of the Arrangement, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.

Where no election is made or where the election is not properly made, the depositing holder of Common Shares will be deemed to have elected to receive, on completion of the Arrangement, Exploreco Shares and the Trust Unit Consideration for all of their Common Shares.

The election may have material income tax consequences and, as a result, holders of Common Shares are urged to consult their respective tax advisors regarding the tax consequences of such election.

2. **Non-Resident Shareholders or Tax Exempt Entities.**

Holders of Common Shares who are not residents of Canada or who are exempt from tax under Part I of the Tax Act cannot elect to receive the Exchangeable Share Consideration or the Mixed Consideration. Such holders may only receive the Trust Unit Consideration in addition to Exploreco Shares. Holders of Common Shares who are not residents of Canada or who are exempt from tax under Part I of the Tax Act must complete the Letter of Transmittal and Election Form and enclose the certificate(s) representing their Common Shares in order to receive Exploreco Shares and the Trust Unit Consideration, and any future cheque(s) for the amount of any distributions payable on the Trust Units.

3. **Use of Letter of Transmittal and Election Form.**

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and all other documents required by the terms of the Plan of Arrangement and this Letter of Transmittal and Election Form must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. **Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Common Shares.**

4. **Special Payment and Delivery Instructions.** The boxes entitled "Special Payment Instructions" and "Special Delivery Instructions", as applicable, should be completed if the certificates for the Exploreco Shares and the certificates for the Trust Units or Exchangeable Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form or to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (c) held by the Depositary for pick-up. See also Instruction 6 below

5. **Signatures.** This Letter of Transmittal and Election Form must be completed and signed by the holder of Common Shares (or by such holder's duly authorized representative in accordance with paragraph 7 below).

   (a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal and Election Form.

   (b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Common Shares or if Exploreco Shares and Trust Units and/or Exchangeable Shares are to be issued to a person other than the registered holder(s):

      (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

      (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 6 below.

6. **Guarantee of Signatures.** If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

   An "Eligible Institution" means a Canadian scheduled chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

7. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Corporation and the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

8. **Miscellaneous.**

   (a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Common Shares covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

9. **Lost or Destroyed Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Toronto office of the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they may contact you.

Offices of the Depositary

Computershare Trust Company of Canada
Telephone: 1-800-564-6253
Web Site: www.computershare.com

By Mail

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

By Hand and Courier

Calgary

Computershare Trust Company of Canada
600, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Corporate Actions

Toronto

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.

QUEBECOR MERRILL
CANADA INC
Printed in Canada
on recycled paper



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

December 20, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
TSX

Dear Sirs:

Subject: Vermilion Resources Ltd.

We confirm that the following material was sent by pre-paid mail on December 20, 2002 to the registered shareholders of common shares of the subject Corporation:

1. Letter of Transmittal / Election Form
2. Notice of Meeting / Information Circular
3. Proxy - common shareholder
4. Proxy Return Envelope
5. Security Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, on December 20, 2002 to each intermediary, excluding IICC and ADP, holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In addition, we confirm that copies of the Notice of Meeting/ Information Circular, Proxy - Optionholder and Proxy Return Envelope were sent to the optionholders of the subject corporation, on December 20, 2002.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Amanda Jones
Assistant Account Manager
Stock Transfer Services

Cc: Vermilion Resources Ltd.
Attention: Heather Strang

News release via Canada NewsWire, Calgary 403-269-7605 -aj-

Attention Business Editors:
Vermilion Resources Ltd. Announces Mailing Of Information Circular

CALGARY, Dec. 23 /CNW/ - Vermilion Resources Ltd. ("Vermilion" VRM, TSX) is pleased to announce the mailing of its Information Circular with respect to the proposed arrangement of Vermilion (the "Arrangement") pursuant to which Vermilion will be reorganized into an energy trust to be known as Vermilion Energy Trust (the "Trust") and an exploration company to be known as Clear Energy Inc. ("Clear Energy"). A Special Meeting of the holders of Vermilion common shares and options to consider the Arrangement will be held in the Grand Lecture Theatre at the Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta on January 15, 2003 at 10:00 a.m. (Calgary time). In order to become effective, a resolution approving the Arrangement (the "Arrangement Resolution") must be approved by at least two-thirds of the votes cast by holders of common shares and options, each voting separately as a class, present in person or by proxy at the Special Meeting. The Arrangement will also require the approval of the Court of Queen's Bench of Alberta.

Pursuant to the Arrangement, holders of Vermilion common shares will receive one common share of Clear Energy Inc. for each 3 common shares of Vermilion and will exchange their Vermilion common shares for either: (a) Trust Units on the basis of one Trust Unit for each Vermilion common share held; (b) exchangeable shares on the basis of one exchangeable share for each Vermilion common share held, to an aggregate maximum of 6.0 million exchangeable shares; or (c) a combination of Trust Units and exchangeable shares. Vermilion optionholders will ultimately exchange their Vermilion options for Trust Units and Clear Energy common shares based on the intrinsic value of such options. Upon completion of the Arrangement, Vermilion shareholders and optionholders, other than those shareholders who elect exchangeable shares or those shareholders and optionholders who dissent, will be holders of all of the outstanding Clear Energy common shares and Trust Units and will participate in monthly cash distributions from the Trust. Details of the Arrangement are more fully described in the Information Circular.

The Board of Directors of Vermilion has unanimously concluded that the Arrangement is in the best interests of Vermilion and its securityholders and recommends that the securityholders vote in favour of the Arrangement Resolution. Each member of the Board of Directors intends to vote all securities held by him in favour of the Arrangement Resolution.

Vermilion has retained TD Securities as lead advisor and BMO Nesbitt Burns, CIBC World Markets and RBC Capital Markets as financial advisors to Vermilion in connection with the Arrangement. TD Securities has provided an opinion that the consideration to be received by securityholders pursuant to the Arrangement is fair, from a financial point of view, to the securityholders of Vermilion.

%SEDAR: 00003901E

-0- 12/23/2002

/For further information: Vermilion Resources Ltd.: Jeff Boyce, President and Chief Executive Officer, Steve Bjornson, Vice President Finance and Chief Financial Officer, Lorenzo Donadeo, Executive Vice President and Chief Operating Officer, Telephone: (403) 269-4884, Fax: (403) 269-4880, Website: www.vermilionresources.com

(VRM.)

CO: Vermilion Resources Ltd.
ST: Alberta
IN: OIL

CORPORATE ACCESS NUMBER: 2010235055


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

VERMILION RESOURCES LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2003/01/01.


REGISTRAR OF
CORPORATIONS

Articles of Amalgamation
For
VERMILION RESOURCES LTD.

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO WHICH IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION OF THE CORPORATION.
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	15
Business Restricted To:	THERE SHALL BE NO RESTRICTIONS AS TO THE BUSINESS WHICH THE CORPORATION MAY CARRY ON.
Business Restricted From:	THERE SHALL BE NO RESTRICTIONS AS TO THE BUSINESS WHICH THE CORPORATION MAY CARRY ON.
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO WHICH IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION OF THE CORPORATION.

Registration Authorized By: M. L. PARR (MACLEOD DIXON LLP)
AGENT OF CORPORATION

Amalgamate Alberta Corporation - Registration Statement

Service Request Number:	4549003
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	VERMILION RESOURCES LTD.
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	3700, 400 - 3RD AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

RECORDS ADDRESS

Street:	3700, 400 - 3RD AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 4H2

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO WHICH IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION OF THE CORPORATION.
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
	THERE SHALL BE NO RESTRICTIONS AS TO THE BUSINESS WHICH

Business Restricted To: THE CORPORATION MAY CARRY ON.

Business Restricted From: THERE SHALL BE NO RESTRICTIONS AS TO THE BUSINESS WHICH THE CORPORATION MAY CARRY ON.

Other Provisions: SEE SCHEDULE "B" ATTACHED HERETO WHICH IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION OF THE CORPORATION.

Professional Endorsement Provided:

Future Dating Required:

Registration Date: 2003/01/01

Director

Last Name: DONADEO
First Name: LORENZO
Middle Name:
Street/Box Number: 54 SUNSET WAY SE
City: CALGARY
Province: ALBERTA
Postal Code: T2X 3H6
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: GHERSINICH
First Name: CLAUDIO
Middle Name: A.
Street/Box Number: 443 SCARBORO AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T3C 2H7
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: BOYCE
First Name: JEFFREY
Middle Name: S.
Street/Box Number: 65 MAJESTIC POINT SW
City: CALGARY
Province: ALBERTA
Postal Code: T3Z 2Z9
Country:
Resident Canadian: Y
Named On Stat Dec: Y

Last Name: KILLI
First Name: JOSEPH
Middle Name:
Street/Box Number: 820, 400 - 5TH AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 0L6
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: MCFARLAND
First Name: JAMES
Middle Name: D.
Street/Box Number: PO BOX 7101 RIVERSIDE CENTRE
City: BRISBANE, QUEENSLAND
Province:
Postal Code: *
Country: AUSTRALIA
Resident Canadian:
Named On Stat Dec:

Last Name: MACDONALD
First Name: LARRY
Middle Name: J.
Street/Box Number: BOX 26, SITE 6, RR 2
City: OKOTOKS
Province: ALBERTA
Postal Code: T1S 1A2
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: BERARD
First Name: CHARLES
Middle Name: W.
Street/Box Number: 3700, 400 - 3RD AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 4H2
Country:
Resident Canadian: Y
Named On Stat Dec:

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
206407942	VERMILION RESOURCES LTD.
209736750	973675 ALBERTA LTD.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2003/01/01
Other Rules or Provisions	ELECTRONIC	2003/01/01
Statutory Declaration	10000398000788112	2003/01/01

Registration Authorized By: M. L. PARR (MACLEOD DIXON LLP)
AGENT OF CORPORATION

SCHEDULE "A" TO THE ARTICLES OF AMALGAMATION OF VERMILION RESOURCES LTD.

The shares which the Corporation is authorized to issue are:

(a) an unlimited number of common shares without nominal or par value with the following rights, privileges, restrictions and conditions:

(i) to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to share equally in the remaining property of the Corporation upon liquidation, dissolution, or winding-up of the Corporation; and

(iii) subject to the rights of the preferred shares, the common shares shall be entitled to receive dividends if, as and when declared by the Directors of the Corporation; and

(b) an unlimited number of preferred shares without nominal or par value which, as a Class, have attached thereto the following:

(i) the preferred shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions;

(ii) the preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to such preferred shares as may be fixed in accordance with clause (b)(i);

(iii) if any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital; and

(iv) unless the directors otherwise determine in the articles of amendment designating a series, the holder of

each share of a series of preferred shares shall not, except as otherwise specifically provided in the Business Corporations Act (Alberta), be entitled to receive notice of or vote at any meeting of shareholders.

SCHEDULE "B" TO THE ARTICLES OF AMALGAMATION OF VERMILION RESOURCES LTD.

The board of directors of the Corporation may, between annual meetings appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

ALBERTA CONSUMER AND CORPORATE AFFAIRS
BUSINESS CORPORATIONS ACT
(SECTION 19)

NOTICE OF ADDRESS OR NOTICE OF CHANGE OF ADDRESS
FORM 3

1. NAME OF CORPORATION

   VERMILION RESOURCES LTD.

2. CORPORATE ACCESS NUMBER

3. ADDRESS OF REGISTERED OFFICE **(STREET ADDRESS, INCLUDIING POSTAL CODE, OR LEGAL LAND DESCRIPTION)**

   3700, 400 - 3rd Avenue S.W.
   Calgary, Alberta
   T2P 4H2

4. RECORDS ADDRESS **(STREET ADDRESS, INCLUDING POSTAL CODE, OR LEGAL LAND DESCRIPTION)**

   Same as Item #3

5. ADDRESS FOR SERVICE BY MAIL, IF DIFFERENT FROM ITEM 3 **(POST OFFICE BOX, INCLUDING POSTAL CODE)**

   N/A

DATED this 16th of December, 2002.

Director

ALBERTA CONSUMER AND CORPORATE AFFAIRS
BUSINESS CORPORATIONS ACT
(SECTIONS 101, 108 AND 276)

NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS

FORM 6

1. NAME OF CORPORATION

2. CORPORATE ACCESS NUMBER

VERMILION RESOURCES LTD.

3. NOTICE IS HEREBY GIVEN THAT ON THE ______ DAY OF DECEMBER, 2002, THE FOLLOWING PERSON(S) WERE **APPOINTED** DIRECTOR(S)

NAME	MAILING ADDRESS	RESIDENT CANADIAN
Lorenzo Donadeo	54 Sunset Way S.E.. Calgary, AB T2X 3H6	yes
Claudio A. Ghersinich	443 Scarboro Ave. S.W. Calgary, AB T3C 2H7	yes
Jeffrey S. Boyce	65 Majestic Point. S.W. Calgary, AB T3Z 2Z9	yes
Joseph Killi	820, 400 - 5th Ave. S.W. Calgary, AB T2P 0L6	yes
James D. McFarland	P.O. Box 7101 Riverside Centre Brisbane, Queensland, Australia	no
Larry J. Macdonald	Box 26, Site 6, RR 2 Okotoks, AB T1S 1A2	yes
Charles W. Berard	3700, 400 – 3rd Avenue S.W. Calgary, AB T2P 4H2	yes

4. NOTICE IS HEREBY GIVEN THAT ON THE ____ DAY OF __________, ____ THE FOLLOWING PERSON(S) **CEASED** TO HOLD OFFICE AS DIRECTOR(S)

NAME	MAILING ADDRESS
N/A	

5. THE DIRECTORS OF THE CORPORATION AS OF THIS DATE ARE

NAME	MAILING ADDRESS	RESIDENT CANADIAN
Lorenzo Donadeo	as above	yes
Claudio A. Ghersinich	as above	yes
Jeffrey S. Boyce	as above	yes
Joseph Killi	as above	yes
James D. McFarland	as above	no
Larry J. Macdonald	as above	yes
Charles W. Berard	as above	yes

6. ARE AT LEAST ONE-HALF OF THE DIRECTORS RESIDENT CANADIANS

Yes

DATED this 16th of December, 2002.

Director